As filed with the Securities and Exchange Commission on July 21, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Aduro Biotech, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	06-1681204
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

740 Heinz Avenue

Berkeley, California 94710

(510) 848-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen T. Isaacs

President and Chief Executive Officer

740 Heinz Avenue

Berkeley, California 94710

(510) 848-4400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson Kathleen M. Wells Luke J. Bergstrom Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600	Eric Dobmeier President and Chief Executive Officer Chinook Therapeutics U.S., Inc. 1600 Fairview Avenue East, Suite 100 Seattle, WA 98102 (206) 485-7051	Effie Toshav Ethan A. Skerry Amanda L. Rose Ryan Mitteness Fenwick & West LLP 1191 2nd Ave. Seattle, Washington 98101 (206) 389-4510

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common stock, par value $0.0001 per share	83,677,493	N/A	$2,088.48	$0.28

(1)

Relates to common stock, $0.0001 par value per share, of Aduro Biotech, Inc., a Delaware corporation, or Aduro, issuable to holders of common stock, $0.0001 par value per share and preferred stock, $0.0001 par value per share of Chinook Therapeutics U.S., Inc., a Delaware corporation, or Chinook, in the proposed merger of Aspire Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Aduro, with and into Chinook, with Chinook continuing as a wholly owned subsidiary of Aduro and the surviving corporation of the merger. The amount of Aduro common stock to be registered is based on the estimated number of shares of Aduro common stock that are expected to be issued pursuant to the merger, without taking into account the effect of a reverse stock split of Aduro common stock, assuming a pre-split exchange ratio of 1.50 shares of Aduro common stock for each outstanding share of Chinook common stock and share of Chinook preferred stock.

(2)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended. Chinook is a private company, no market exists for its securities, and Chinook has an accumulated capital deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the Chinook securities expected to be exchanged in the proposed merger.

(3)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended, at a rate equal to $129.80 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 21, 2020

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Aduro Biotech, Inc. and Chinook Therapeutics U.S., Inc.,

Aduro Biotech, Inc., a Delaware corporation, or Aduro, and Chinook Therapeutics U.S., Inc., a Delaware corporation, or Chinook, entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, on June 1, 2020, pursuant to which a direct, wholly owned subsidiary of Aduro, Aspire Merger Sub, Inc., or Merger Sub, will merge with and into Chinook, with Chinook surviving as a wholly owned subsidiary of Aduro, and the surviving corporation of the merger, which transaction is referred to herein as the merger. The surviving corporation following the merger is referred to herein as the combined company.

At the effective time of the merger each share of Chinook’s common stock and each share of Chinook’s preferred stock will be converted into the right to receive a number of shares of Aduro common stock equal to the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 123 of the accompanying proxy statement/prospectus.

In connection with the merger, each outstanding and unexercised option to purchase shares of Chinook common stock that, following assumption by Aduro at the effective time, will be eligible to be registered on Form S-8, will be assumed by Aduro and will be converted into an option to purchase shares of Aduro’s common stock, with necessary adjustments to reflect the exchange ratio.

Each share of Aduro common stock and option to purchase Aduro common stock that is issued and outstanding at the effective time of the merger will remain issued and outstanding and such shares, subject to the proposed reverse stock split, will be unaffected by the merger. Immediately after the merger, without giving effect to the Chinook note financing, as further described below, Aduro securityholders as of immediately prior to the merger are expected to own approximately 50% of the outstanding shares of the combined company on a fully-diluted basis and former Chinook securityholders, other than holders of Chinook convertible promissory notes, are expected to own approximately 50% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Aduro’s net cash as of closing being equal to $145 million and (b) Chinook’s cash and cash equivalents as of closing being equal to $10 million. The conversion of the Chinook convertible promissory notes will result in further dilution to all securityholders of the combined company at the time of conversion (i.e., both the pre-merger Aduro securityholders and former Chinook securityholders).

Shares of Aduro common stock are currently listed on The Nasdaq Global Market, or Nasdaq, under the symbol “ADRO.” Aduro intends to file an initial listing application in the near term for the combined company with Nasdaq. After completion of the merger, Aduro will be renamed “Chinook Therapeutics, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “KDNY.” On                , 2020, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Aduro common stock was $        per share.

Immediately prior to the execution and delivery of the Merger Agreement, Chinook entered into a Note Purchase Agreement with certain investors named therein, pursuant to which the investors agreed to purchase, in the aggregate, $25.0 million in promissory notes convertible into securities of Aduro, referred to as the Chinook note financing. The notes are convertible into securities issued in an equity financing transaction that closes concurrently with or within 30 days following the merger in which the aggregate gross purchase price paid to the combined company is no less than $15 million, or alternatively into shares of common stock of the combined company after closing of the merger based on the volume weighted average closing trading price of a share of Aduro common stock on Nasdaq for the five trading days ending the trading day immediately prior to the date such notes are converted, which must occur within 30 days following the merger. The closing of the Chinook note financing is conditioned upon the closing of the merger as well as certain other conditions. The Chinook note financing will have a dilutive impact on all securityholders of the combined company, including Aduro’s pre-merger securityholders and Chinook’s former securityholders, other than the holders of the notes, at the time such promissory notes are converted. The Chinook note financing is more fully described in the accompanying proxy statement/prospectus.

Aduro stockholders are cordially invited to attend the special meeting of Aduro stockholders. Aduro is holding its special meeting of stockholders, or the Aduro special meeting, on              , 2020, at              Pacific Time, unless postponed or

adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the merger and related matters. The Aduro special meeting will be held entirely online. Aduro stockholders will be able to attend and participate in the Aduro special meeting online by visiting www.virtualshareholdermeeting.com/ADRO2020SM where they will be able to listen to the meeting live, submit questions and vote. At the Aduro special meeting, Aduro will ask its stockholders to:

1.

Approve the issuance of shares of common stock of Aduro to stockholders of Chinook, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and the change of control resulting from the merger;

2.

Approve the potential issuance of shares of common stock of Aduro upon the conversion of the $25.0 million of convertible promissory notes issued by Chinook immediately prior to the consummation of the merger;

3.

Approve an amendment to the amended and restated certificate of incorporation of Aduro to effect a reverse stock split of Aduro’s issued and outstanding common stock within a range, as determined by the Aduro board of directors and agreed to by Chinook, of every                to                shares (or any number in between) of outstanding Aduro common stock being combined and reclassified into one share of Aduro common stock in the form attached as Annex I to the accompanying proxy statement/prospectus. This amendment is intended to help Aduro satisfy the listing requirements of Nasdaq;

4.	Consider and vote upon an adjournment of the Aduro special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3; and

5.	Transact such other business as may properly come before the stockholders at the Aduro special meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus, certain Aduro stockholders who in the aggregate owned approximately 22.9% of the outstanding shares of Aduro as of July 1, 2020, and certain Chinook stockholders who in the aggregate owned approximately 98.0% of the outstanding shares of Chinook capital stock as of July 1, 2020, are parties to stockholder support agreements with Aduro and Chinook, respectively, whereby such stockholders have agreed to vote in favor of the approval of the transactions contemplated therein, including, with respect to Chinook stockholders, adoption of the Merger Agreement and approval of the merger and, with respect to such Aduro stockholders, the issuance of Aduro common stock in the merger pursuant to the Merger Agreement and upon conversion of the convertible promissory notes issued by Chinook immediately prior to the consummation of the merger, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Chinook stockholders holding a sufficient number of shares of Chinook capital stock to adopt the Merger Agreement and approve the merger and related transactions will execute written consents providing for such adoption and approval.

After careful consideration, each of the Aduro and Chinook boards of directors have approved the Merger Agreement and have determined that it is advisable to consummate the merger. Aduro’s board of directors has approved the proposals described in the accompanying proxy statement/prospectus and unanimously recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about Aduro, Chinook, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Aduro urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 22 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Aduro and Chinook are excited about the opportunities the merger brings to Aduro’s stockholders and thank you for your consideration and continued support.

Sincerely,

Stephen T. Isaacs President and Chief Executive Officer Aduro Biotech, Inc.	Eric Dobmeier President and Chief Executive Officer Chinook Therapeutics U.S., Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated                , 2020 and is first being mailed to Aduro stockholders on or about                , 2020.

ADURO BIOTECH, INC.

740 HEINZ AVENUE

BERKELEY, CALIFORNIA 94710

(510) 848-4400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the stockholders of Aduro Biotech, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders, or the Aduro special meeting, will be held on                 , 2020, at              Pacific Time, unless postponed or adjourned to a later date. The Aduro special meeting will be held entirely online. You will be able to attend and participate in the Aduro special meeting online by visiting www.virtualshareholdermeeting.com/ADRO2020SM where you will be able to listen to the meeting live, submit questions and vote.

The Aduro special meeting will be held for the following purposes:

1.

To approve the issuance of shares of common stock of Aduro Biotech, Inc., or Aduro, to stockholders of Chinook Therapeutics U.S., Inc., or Chinook, pursuant to the terms of the Agreement and Plan of Merger and Reorganization among Aduro, Chinook and Aspire Merger Sub, Inc., or Merger Sub, dated as of June 1, 2020, a copy of which is attached as Annex A, which is referred to in this Notice as the Merger Agreement, and the change of control resulting from the merger;

2.

To approve the potential issuance of shares of common stock of Aduro upon the conversion of the $25.0 million of convertible promissory notes issued by Chinook immediately prior to the consummation of the merger, referred to in this Notice as the Chinook note financing;

3.

To approve an amendment to the amended and restated certificate of incorporation of Aduro to effect a reverse stock split of Aduro’s issued and outstanding common stock within a range, as determined by the Aduro board of directors and agreed to by Chinook, of every                to                shares (or any number in between) of outstanding Aduro common stock being combined and reclassified into one share of Aduro common stock in the form attached as Annex I. This amendment is intended to help Aduro satisfy the listing requirements of Nasdaq;

4.	To consider and vote upon an adjournment of the Aduro special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3; and

5.	To transact such other business as may properly come before the stockholders at the Aduro special meeting or any adjournment or postponement thereof.

Record Date:

Aduro’s board of directors has fixed                 , 2020 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Aduro special meeting and any adjournment or postponement thereof. Only holders of record of shares of Aduro common stock at the close of business on the record date are entitled to notice of, and to vote at, the Aduro special meeting. At the close of business on the record date, Aduro had shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of shares present in attendance or represented by proxy at the Aduro special meeting and entitled to vote on the matter, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4 and 5. The affirmative vote of the holders of a majority of the outstanding shares of Aduro common stock entitled to vote at the Aduro special meeting is required for approval of Proposal No. 3. Approval of Proposal No. 1, referred to as the merger proposal, is a condition to the completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal No. 1.

Even if you plan to attend the Aduro special meeting, Aduro requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Aduro special meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Aduro special meeting.

ADURO’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO ADURO AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. ADURO’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ADURO STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of Aduro’s Board of Directors,

Stephen T. Isaacs

President and Chief Executive Officer

Berkeley, California

                , 2020

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Aduro Biotech, Inc. that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission website (www.sec.gov) or upon your written or oral request by contacting the Corporate Secretary of Aduro Biotech, Inc., 740 Heinz Avenue, Berkeley, California 94710, by calling (510) 848-4400 or via email to investors@aduro.com.

To ensure timely delivery of these documents, any request should be made no later than                 , 2020 to receive them before the Aduro special meeting.

For additional details about where you can find information about Aduro, please see the section titled “Where You Can Find More Information” beginning on page 246 of this proxy statement/prospectus.

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Page
Proposal No. 2: Approval of the Potential Issuance of Aduro Common Stock upon Conversion of the Convertible Promissory Notes Issued in the Chinook Note Financing	169
Proposal No. 3: Approval of the Amendment to Amended and Restated Certificate of Incorporation of Aduro Effecting the Reverse Stock Split	171
Proposal No. 4 Approval of Possible Adjournment of the Special Meeting	178
ADURO’S BUSINESS	179
CHINOOK’S BUSINESS	180
Overview	180
Chinook’s Pipeline	182
Chinook’s Strategy	183
Chronic Kidney Disease Background	183
Chinook’s Product Candidates	186
Atrasentan	186
CHK-336	192
Preclinical Product Candidates	193
License Agreements	194
Manufacturing	194
Sales and Marketing	194
Reimbursement	195
Competition	195
Intellectual Property	196
Government Regulation	198
Employees	209
CHINOOK MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	211
Results of Operations	213
Liquidity and Capital Resources	216
Contractual Obligations and Other Commitments	218
Off-Balance Sheet Arrangements	219
Quantitative and Qualitative Disclosures about Market Risk	219
Recent Accounting Pronouncements	221
Internal Control Over Financial Reporting	221
Remediation of Material Weaknesses in Internal Control over Financial Reporting	222
MANAGEMENT FOLLOWING THE MERGER	223
Election of Officers	225
Board of Directors of the Combined Company Following the Merger	225
Non-Employee Director Compensation	228
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY	230
Chinook Transactions	230
Aduro Transactions	232
COMPARISON OF RIGHTS OF HOLDERS OF ADURO CAPITAL STOCK AND CHINOOK CAPITAL STOCK	233
PRINCIPAL STOCKHOLDERS OF CHINOOK	242
LEGAL MATTERS	244
EXPERTS	245
WHERE YOU CAN FIND MORE INFORMATION	246
OTHER MATTERS	249
Stockholder Proposals	249
Householding of Proxy Statement/Prospectus	249

Annex A—Agreement and Plan of Merger and Reorganization

Annex B—Opinion of SVB Leerink LLC

Annex C—Form of Aduro Stockholder Support Agreement

Annex D—Form of Chinook Stockholder Support Agreement

Annex E—Form of Contingent Value Rights Agreement

Annex F—Note Purchase Agreement

Annex G—Form of Convertible Promissory Note

Annex H—Form of Lock-Up Agreement

Annex I—Certificate of Amendment for the Reverse Stock Split

Annex J—Appraisal Rights (Section 262 of the Delaware General Corporation Law)

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 3 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:

Aduro Biotech, Inc., or Aduro, and Chinook Therapeutics U.S., Inc., or Chinook, have entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, dated as of June 1, 2020, a copy of which is attached as Annex A. The Merger Agreement contains the terms and conditions of the proposed business combination of Aduro and Chinook. Pursuant to the Merger Agreement, Aspire Merger Sub, Inc., or Merger Sub, a direct, wholly owned subsidiary of Aduro will merge with and into Chinook, with Chinook surviving as a wholly owned subsidiary of Aduro. This transaction is referred to in this proxy statement/prospectus as the merger. After the completion of the merger, Aduro will change its corporate name to “Chinook Therapeutics, Inc.” Aduro following the merger is referred to herein as the combined company.

At the effective time of the merger each share of Chinook’s common stock and each share of Chinook’s preferred stock will be converted into the right to receive a number of shares of Aduro common stock equal to the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 123 of this proxy statement/prospectus.

In connection with the merger, each outstanding and unexercised option to purchase shares of Chinook common stock will be assumed by Aduro and will be converted into an option to purchase shares of Aduro’s common stock, with necessary adjustments to reflect the exchange ratio.

Each share of Aduro common stock and option to purchase Aduro common stock that is issued and outstanding at the effective time of the merger will remain issued and outstanding and such shares will be unaffected by the merger. Immediately after the merger, without giving effect to the Chinook note financing, Aduro securityholders as of immediately prior to the merger are expected to own approximately 50% of the outstanding shares of the combined company on a fully-diluted basis and former Chinook securityholders, without giving effect to the Chinook convertible promissory notes, are expected to own approximately 50% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Aduro’s net cash as of closing being equal to $145 million and (b) Chinook’s cash and cash equivalents as of closing being equal to $10 million. The conversion of the Chinook convertible promissory notes will result in further dilution to all securityholders of the combined company, including Aduro’s pre-merger securityholders and Chinook’s former securityholders, other than the holders of the notes.

Additionally, as soon as practicable after the conversion of the outstanding promissory notes convertible into securities of the combined company, but in no event later than 30 days after such conversion, Chinook will merge with and into a limited liability company and direct, wholly owned subsidiary of Aduro, with such limited liability company surviving as a wholly owned subsidiary of Aduro. However, the parties to the Merger Agreement agree not to consummate this second merger if, prior to the closing, Chinook, or after the closing, the combined company determines after consultation with its tax advisors that such second merger is not necessary or advisable to accomplish a valid reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code.

v

Q:	Why are the two companies proposing to merge?

A:

Aduro and Chinook believe that combining the two companies will result in a company with a robust pipeline, strong leadership team and substantial capital resources, positioning it to become a leading company researching, developing and commercializing therapies for kidney diseases. For a more complete description of the reasons for the merger, please see the sections titled “The Merger—Aduro Reasons for the Merger” and “The Merger—Chinook Reasons for the Merger” beginning on pages 93 and 96, respectively, of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Aduro as of the record date, and you are entitled to vote at the Aduro special meeting to approve the matters set forth herein. This document serves as:

•	a proxy statement of Aduro used to solicit proxies for the Aduro special meeting to vote on the matters set forth herein; and

•	a prospectus of Aduro used to offer shares of Aduro common stock in exchange for shares of Chinook common stock and preferred stock in the merger.

Q:	What is the Chinook note financing?

A:

On June 1, 2020, immediately prior to the execution and delivery of the Merger Agreement, Chinook entered into a Note Purchase Agreement with certain existing investors of Chinook named therein, pursuant to which the investors agreed to purchase, in the aggregate, $25.0 million in promissory notes convertible into securities of Aduro, referred to as the Chinook note financing. The notes are convertible into securities issued in an equity financing transaction that closes concurrently with or within 30 days following the merger in which the aggregate gross purchase price paid to the combined company is no less than $15,000,000, or alternatively into shares of common stock of the combined company after closing of the merger based on the volume weighted average closing trading price of a share of Aduro common stock on Nasdaq for the five trading days ending the trading day immediately prior to the date such notes are converted, which must occur within 30 days following the merger. The closing of the Chinook note financing is conditioned upon the closing of the merger as well as certain other conditions. The Chinook note financing will have a dilutive impact on all securityholders of the combined company, including Aduro’s pre-merger securityholders and Chinook’s former securityholders, other than the holders of the notes.

Q:	What proposals will be voted on at the Aduro special meeting in connection with the merger?

A:	Pursuant to the terms of the Merger Agreement, the following proposal must be approved by the requisite stockholder vote at the Aduro special meeting in order for the merger to close:

•	Proposal No. 1 to approve the issuance of shares of Aduro common stock to Chinook stockholders pursuant to the Merger Agreement and the change of control resulting from the merger.

Proposal No. 1 is referred to herein as the merger proposal. The approval of the merger proposal is a condition to completion of the merger. The issuance of Aduro common stock in connection with the merger and the change of control resulting from the merger, or Proposal No. 1, will not take place unless approved by Aduro stockholders and the merger is consummated.

In addition to the requirement of obtaining Aduro stockholder approval, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 138 of this proxy statement/prospectus.

The presence, by accessing online or being represented by proxy, at the Aduro special meeting of the holders of a majority of the shares of Aduro common stock outstanding and entitled to vote at the Aduro special meeting is necessary to constitute a quorum at the meeting for the purpose of approving the merger proposal.

Q:	What proposals are to be voted on at the Aduro special meeting, other than the merger proposal?

A:	At the Aduro special meeting, the holders of Aduro common stock will also be asked to consider the following proposals:

•

Proposal No. 2 to approve the potential issuance of shares of common stock of Aduro upon the conversion of the $25.0 million of convertible promissory notes issued by Chinook immediately prior to the consummation of the merger, referred to in this Notice as the Chinook note financing.

•

Proposal No. 3 to approve an amendment to the amended and restated certificate of incorporation of Aduro to effect a reverse stock split of Aduro’s issued and outstanding common stock within a range, as determined by the Aduro board of directors and agreed to by Chinook, of every                to                shares (or any number in between) of outstanding Aduro common stock being combined and reclassified into one share of Aduro common stock, which is referred to herein as the reverse stock split, in the form attached as Annex I. This amendment is intended to help Aduro satisfy the listing requirements of Nasdaq.

•	Proposal No. 4 to approve an adjournment of the Aduro special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

•	Proposal No. 5 to transact such other business as may properly come before the stockholders at the Aduro special meeting or any adjournment or postponement thereof.

The approval of Proposal Nos. 2, 3, 4 and 5 are not a condition to the merger. Such proposals, together with the merger proposal, are referred to collectively in this proxy statement/prospectus as the proposals.

The presence, by accessing online or being represented by proxy, at the Aduro special meeting of the holders of a majority of the shares of Aduro common stock outstanding and entitled to vote at the Aduro special meeting is necessary to constitute a quorum at the meeting for the purpose of approving the proposals.

Q:	What stockholder votes are required to approve the proposals at the Aduro special meeting?

A:

The affirmative vote of the holders of a majority of shares present in attendance or represented by proxy at the Aduro special meeting and entitled to vote on the matter, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4 and 5. The affirmative vote of the holders of a majority of the outstanding shares of Aduro common stock entitled to vote at the Aduro special meeting is required for approval of Proposal No. 3.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and any broker non-votes. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Abstentions will be counted towards the vote totals for each proposal, and will have the same effect as “AGAINST” votes. Broker non-votes will have no effect on Proposal Nos. 1, 2, 4 and 5, and will have the same effect as “AGAINST” votes for Proposal No. 3.

As of July 1, 2020, the directors and certain executive officers of Aduro owned or controlled 0.2% of the outstanding shares of Aduro common stock entitled to vote at the Aduro special meeting. The directors and certain executive officers of Aduro owning these shares are subject to stockholder support agreements pursuant to which they have agreed to vote all shares of Aduro common stock owned by them as of the record date in favor of Proposal Nos. 1, 2, 3, 4 and 5 and against any competing “acquisition proposal” (as defined in the support agreements).

Q:	What are contingent value rights (CVRs)?

A:

The CVRs represent the contractual right to receive payments from Aduro upon the actual receipt by Aduro or certain of its affiliates of certain contingent proceeds derived from any consideration that is paid to Aduro as a result of the disposition of any of Aduro’s non-renal assets or revenue received from the license of certain non-renal assets, or as a result of Aduro’s equity ownership in any subsidiary that is established to hold such non-renal assets or the subsequent disposition of any such equity securities (collectively referred to as the CVR Milestones), net of any tax, transaction costs and certain other expenses.

At the effective time of the merger, Aduro and Computershare Trust Company, N.A., as rights agent, will enter into a Contingent Value Rights Agreement, or the CVR Agreement, pursuant to which Aduro’s common stockholders of record as of the close of business on the last business day prior to the day on which the effective time of the merger occurs will receive one CVR for each outstanding share of Aduro common stock held by such stockholder on such date. A copy of the form of CVR Agreement is included as Annex E to this proxy statement/prospectus.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no CVR Milestones occur, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any CVR Milestones will be achieved or that any holders of CVRs will receive payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Aduro or the combined company or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

For a more detailed description of the CVRs and the CVR Agreement, see “Agreements Related to the Merger—Contingent Value Rights Agreement” elsewhere in this proxy statement/prospectus.

Q:	What will Chinook stockholders and optionholders receive in the merger?

A:

Chinook stockholders will receive shares of Aduro common stock, and Chinook optionholders will receive options to purchase Aduro common stock. Applying the exchange ratio, the former Chinook securityholders immediately before the merger are expected to own approximately 50% of the aggregate number of shares of the combined company’s common stock on a fully-diluted basis following the merger, and Aduro securityholders immediately before the merger are expected to own approximately 50% of the aggregate number of shares of the combined company common stock on a fully-diluted basis following the merger, in each case subject to certain assumptions, including, but not limited to, Aduro’s net cash as of closing being equal to $145 million and Chinook’s cash and cash equivalents as of closing being equal to $10 million and without giving effect to the issuance of Aduro securities upon conversion of the convertible promissory notes issued in the Chinook note financing.

In connection with the merger, each outstanding and unexercised option to purchase shares of Chinook common stock that, following assumption by Aduro at the effective time, will be eligible to be registered on Form S-8, will be converted into an option to purchase Aduro common stock, with the number of shares and exercise price being appropriately adjusted to reflect the exchange ratio between Aduro common stock and Chinook common stock or preferred stock, as the case may be, determined in accordance with the Merger Agreement.

For a more complete description of what Chinook stockholders and optionholders will receive in the merger, please see the sections titled “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Exchange Ratio” beginning on pages 122 and 123, respectively, of this proxy statement/prospectus. For a description of the dilutive effect of the Chinook note financing on Aduro’s and Chinook’s current securityholders, please see the section titled “Agreements Related to the Merger—Note Purchase Agreement” beginning on page 155 of this proxy statement/prospectus.

Q:	Will the common stock of the combined company trade on an exchange?

A:

Shares of Aduro common stock are currently listed on Nasdaq under the symbol “ADRO.” Aduro intends to file an initial listing application in the near term for the combined company with Nasdaq. After completion of the merger, Aduro will be renamed “Chinook Therapeutics, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “KDNY.” On July 20, 2020, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Aduro common stock was $2.95 per share.

Q:	Who will be the directors of the combined company following the merger?

A:

Immediately following the merger, the combined company’s board of directors will be composed of seven (7) members, consisting of (i) two (2) current Aduro board members, namely Ross Haghighat and William M. Greenman, (ii) three (3) current Chinook board members, namely Eric Dobmeier (who is Chinook’s chief executive officer and will serve as chief executive officer of the combined company), Jerel Davis and Srinivas Akkaraju, and (iii) two (2) members to be determined by mutual agreement by a majority of the Aduro board designees and the Chinook board designees, each of whom shall meet Nasdaq’s independence standards. The staggered structure of the Aduro board of directors will remain in place for the combined company following the completion of the merger.

It is anticipated the director classes of the combined company board of directors will be as follows:

•	Class I directors (term ending 2022): ; ; and .

•	Class II directors (term ending 2023): ; ; and .

•	Class III directors (term ending 2021) : ; ; and .

Q:	Who will be the executive officers of the combined company immediately following the merger?

A:	Immediately following the merger, the executive management team of the combined company is expected to consist of members of the Chinook executive management team prior to the merger, including:

Name	Title
Eric Dobmeier	President and Chief Executive Officer
Tom Frohlich	Chief Business Officer
Alan Glicklich	Chief Medical Officer
Andrew King	Head of Renal Discovery and Translational Medicine

Q:	As an Aduro stockholder, how does Aduro’s board of directors recommend that I vote?

A:	After careful consideration, Aduro’s board of directors unanimously recommends that Aduro stockholders vote “FOR” all of the proposals.

Q:	What risks should I consider in deciding whether to vote in favor of the merger?

A:

You should carefully review the section titled “Risk Factors” beginning on page 22 of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Aduro and Chinook, as independent companies, are subject.

Q:	When do you expect the merger to be consummated?

A:

The merger is anticipated to close in the second half of 2020, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 138 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:	Aduro urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference, and to consider how the merger affects you.

If you are an Aduro stockholder of record, you may provide your proxy instructions in one of four different ways:

•	You can attend the Aduro special meeting online and vote online during the special meeting.

•	You can mail your signed proxy card in the enclosed return envelope.

•	You can provide your proxy instructions via telephone by following the instructions on your proxy card.

•	You can provide your proxy instructions via the Internet by following the instructions on your proxy card.

Your vote must be received by                , 2020, 11:59 p.m. Eastern Time to be counted.

If you hold your shares in “street name” (as described below), you may provide your proxy instructions via telephone or the internet by following the instructions on your vote instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Aduro special meeting.

Q:	What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?

A:

If you are an Aduro stockholder, the failure to return your proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 2, 4 and 5 and will have the same effect as a vote “AGAINST Proposal No. 3. Also, your shares will not be counted for purposes of determining whether a quorum is present at the Aduro special meeting unless your broker has discretionary authority to vote on certain matters.

Q:	May I attend the Aduro special meeting and vote in person?

A:

In light of the coronavirus/COVID-19 outbreak and governmental decrees that in-person gatherings be postponed or cancelled, and in the best interests of public health and the health and safety of Aduro’s board of directors and stockholders, the Aduro special meeting will be held entirely online. Stockholders of record as of                , 2020 will be able to attend and participate in the Aduro special meeting online by accessing www.virtualshareholdermeeting.com/ADRO2020SM. To join the Aduro special meeting, you will need to have your 16-digit control number which is included on your Notice of Internet Availability of Proxy Materials and your proxy card.

Q:	Who counts the votes?

A:

Broadridge Financial Solutions, Inc., or Broadridge, has been engaged as Aduro’s independent agent to tabulate stockholder votes, which Aduro refers to as the Inspector of Election. If you are a stockholder of record, your executed proxy card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker returns one proxy card to Broadridge on behalf of all its clients.

x

Q:	If my Aduro shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Aduro common stock on matters requiring discretionary authority without instructions from you. If you do not give instructions to your broker, your broker can vote your Aduro shares with respect to “discretionary,” routine items but not with respect to “non-discretionary,” non-routine items. Discretionary items are proposals considered routine under Rule 452 of the New York Stock Exchange on which your broker may vote shares held in “street name” in the absence of your voting instructions. With respect to non-routine items for which you do not give your broker instructions, your Aduro shares will be treated as broker non-votes. It is anticipated that Proposal Nos. 1, 2 and 5 at the Aduro special meeting will be non-routine. It is anticipated that Proposal Nos. 3 and 4 will be routine. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	What are broker non-votes and do they count for determining a quorum?

A:

Generally, broker non-votes occur when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker (i) has not received voting instructions from the beneficial owner and (ii) lacks discretionary voting power to vote those shares. A broker is entitled to vote shares held for a beneficial owner on routine matters without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on non-routine matters.

Broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Aduro special meeting. Broker non-votes will not have any effect with respect to Proposal Nos. 1, 2, 4 and 5, and will have the same effect as “AGAINST” votes for Proposal No. 3.

It is anticipated that Proposal Nos. 3 and 4 will be discretionary proposals considered routine under the rules of the NYSE and thus will not result in broker non-votes.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Aduro stockholders of record, unless such stockholders’ vote is subject to a support agreement, may change their vote at any time before their proxy is voted at the Aduro special meeting in one of four ways:

•	You may submit another properly completed proxy with a later date by mail or via the Internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a written notice that you are revoking your proxy to Aduro’s Corporate Secretary at 740 Heinz Avenue, Berkeley, California 94710.

•

You may attend the Aduro special meeting online and vote by following the instructions at www.virtualshareholdermeeting.com/ADRO2020SM. Simply attending the Aduro special meeting will not, by itself, revoke your proxy.

Your vote must be received by                , 2020, 11:59 p.m. Eastern Time to be counted.

If an Aduro stockholder who owns Aduro shares in “street name” has instructed a broker to vote its shares of Aduro common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:

Aduro and Chinook will share equally the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Aduro common stock for the forwarding of solicitation materials to the beneficial owners of Aduro common stock. Aduro will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Aduro has retained MacKenzie Partners, Inc. to assist it in soliciting proxies using the means referred to above. Aduro will pay the fees of MacKenzie, which Aduro expects to be approximately $20,000, plus reimbursement of out-of-pocket expenses.

Q:	What are the material U.S. federal income tax consequences of the issuance of the CVRs, including any payments on the CVRs, and of the reverse stock split to holders of Aduro common stock?

A:

The U.S. federal income tax treatment of the CVRs and payments (if any) thereon is uncertain. Absent a change in law requiring otherwise after the date of the CVR Agreement, Aduro will not report the issuance of the CVRs as a current distribution and will report each payment (if any) on the CVRs as a distribution by Aduro for U.S. federal income tax purposes. This position may be challenged by the Internal Revenue Service, or the IRS, in which case holders of Aduro common stock could be required to recognize taxable income in respect of the CVRs without the corresponding receipt of cash. Please review the information in the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Aduro Common Stock” for a discussion of the material U.S. federal income tax consequences of the CVRs to holders of Aduro common stock.

A holder of Aduro common stock generally should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of Aduro common stock, and subject to the discussion in the section titled “Matters Being Submitted to a Vote of Aduro Stockholders—Proposal No. 3: Approval of the Amendment to Amended and Restated Certificate of Incorporation of Aduro Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split.” Please review the information in the section titled “Matters Being Submitted to a Vote of Aduro Stockholders—Proposal No. 3: Approval of the Amendment to Amended and Restated Certificate of Incorporation of Aduro Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the reverse stock split to holders of Aduro common stock, including possible alternative treatments.

Q:	What are the material U.S. federal income tax consequences of the merger to United States holders of Chinook capital stock?

A:

Aduro and Chinook intend the merger (or, if the second merger occurs, the mergers) to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the merger or mergers, as applicable, constitute a reorganization, subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” holders of Chinook capital stock will not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Aduro common stock issued in connection with the merger. For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 115.

Q:	Who can help answer my questions?

A:

If you are an Aduro stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Aduro Biotech, Inc.

740 Heinz Avenue

Berkeley, California 94710

Telephone: Tel: (510) 848-4400

Attn: Investor Relations

Email: investors@aduro.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the proposals being considered at the Aduro special meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 246 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 3 of this proxy statement/prospectus.

The Companies

Aduro Biotech, Inc.

740 Heinz Avenue

Berkeley, California 94710

Telephone: (510) 848-4400

Aduro is an immunotherapy company focused on the discovery, development and commercialization of therapies that are designed to harness the body’s natural immune system for the treatment of patients with challenging diseases. Aduro’s primary technologies related to A Proliferation Inducing Ligand (APRIL) and the cyclic GMP-AMP Synthase–Stimulator of Interferon Genes (cGAS-STING) pathways have led to what Aduro believes is a strong pipeline of clinical candidates that are being investigated in cancer, autoimmune and inflammatory diseases. Aduro is collaborating with leading global pharmaceutical companies to help expand and drive its product pipeline. Aduro’s strategy is to rapidly advance therapeutic candidates from its APRIL and STING technologies through clinical development and regulatory approval. Aduro’s anti-APRIL antibody product candidate, BION-1301, is designed to suppress the autoimmune response in patients with IgA nephropathy, or IgAN, a chronic autoimmune kidney disease with unclear causality. Its lead STING pathway activator product candidate, ADU-S100 (MIW815), is designed to selectively modulate innate and adaptive immune responses to enhance immune control in oncology.

APRIL is a soluble factor that binds to B-cell maturation antigen, or BCMA, and transmembrane activator and CAML interactor, or TACI, receptors thereby inducing signaling, and is believed to be implicated in IgAN and other indications. Aduro is developing BION-1301, an investigational monoclonal antibody that blocks APRIL binding to both of its natural ligands, the BCMA and TACI receptors. BION-1301 is being evaluated in a phase 1 clinical trial for the treatment of IgAN. Because there currently are no approved therapies for IgAN with curative intent, Aduro believes there is opportunity for BION-1301 to address a significant unmet patient need. Aduro currently anticipates presenting interim results from this trial in the first half of 2021.

Aduro’s STING pathway activator technology is designed to activate the intracellular STING receptor, which may result in a potent tumor-specific immune response. ADU-S100 (MIW815), the first STING pathway activator to enter the clinic is being investigated in a phase 2 clinical trial of ADU-S100 in combination with KEYTRUDA® (pembrolizumab), an approved anti-PD-1 monoclonal antibody, as a potential first-line treatment for patients with recurrent or metastatic squamous cell carcinoma of the head and neck. Aduro currently anticipates presenting interim results from this trial in the first half of 2021.

In addition to its current STING pathway product candidates that activate the STING receptor, Aduro is developing product candidates that are designed to prevent or control immune responses through the STING pathway as part of its cGAS-STING pathway inhibitor program under a research collaboration and exclusive license agreement with Eli Lilly and Company, or Lilly. Aduro’s cGAS-STING pathway inhibitor program involves the research and development of novel inhibitor product candidates for autoimmune and other inflammatory diseases.

Chinook Therapeutics U.S., Inc.

1600 Fairview Avenue East, Suite 100

Seattle, WA 98102

Telephone: (206) 485-7051

Chinook is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing precision medicines for kidney diseases. Chinook’s pipeline is focused on rare, severe chronic kidney diseases with well-defined and efficient clinical pathways. Chinook’s lead clinical program is atrasentan, an endothelin receptor antagonist that Chinook in-licensed from AbbVie Ireland Unlimited Company, or AbbVie, in late 2019. Chinook plans to initiate a phase 3 trial of atrasentan called ALIGN for IgAN in early 2021, as well as a phase 2 basket trial for primary glomerular diseases during the first half of 2021. Chinook is also advancing its second program, CHK-336, for the treatment of an ultra-orphan kidney disease towards a planned investigational new drug application, or IND, submission in 2021. In addition, Chinook is conducting research programs in polycystic kidney disease and other rare, severe chronic kidney diseases. Chinook seeks to build its pipeline by leveraging insights in kidney single cell RNA sequencing, human-derived organoids and new translational models, to discover and develop therapeutics with mechanisms of action targeted against key kidney disease pathways.

Chronic kidney disease is a large and growing problem globally, with few approved therapies and a large unmet medical need. In the United States alone, $120 billion is spent annually on managing and treating kidney diseases, much of which is dedicated to dialysis and transplant after a patient’s kidneys have already failed. Despite the large unmet medical need, there are few drugs approved to prevent the progression of kidney disease. Drug development in nephrology is challenging and has historically been hindered by categorization of disease based on clinical presentation or kidney pathology, rather than underlying molecular mechanism or genetics. This has resulted in the development of drugs with non-specific mechanisms to address broad indications that contain heterogeneous patient populations with a variety of distinct disease drivers. Complicating matters, large, lengthy and expensive outcome-based clinical trials have been required to establish proof of concept and regulatory approval for new drugs.

Chinook believes now is an opportune time for precision medicine to be applied in kidney disease, as many of the historical barriers can be overcome. The field is rapidly changing as an increased understanding of underlying disease biology has led to new and validated drug targets, novel translational platforms, and patient stratification tools. Importantly, regulators have recently indicated biomarkers, such as proteinuria and estimated glomerular filtration rate, or eGFR, may be accepted as registration endpoints in certain well-characterized disease populations, potentially reducing the time and cost previously associated with clinical trials in nephrology.

Chinook’s lead product candidate is atrasentan, a potent and selective endothelin receptor antagonist that Chinook is developing for treatment of primary glomerular diseases, including IgAN. IgAN is a serious progressive autoimmune disease of the kidney with no approved therapies, for which up to 45% of patients progress to end-stage renal disease, or ESRD. Based on the encouraging data from AbbVie’s phase 3 SONAR trial and strong mechanistic rationale, Chinook plans to initiate a phase 3 trial of atrasentan called ALIGN in early 2021 in patients with IgAN at high risk of kidney function decline. Chinook chose IgAN as the lead indication for evaluation of atrasentan due to the role of endothelin activation and proteinuria in disease progression, potential tolerability of atrasentan in this patient population, high unmet need, and the potential to submit a new drug application, or NDA, for accelerated approval based on surrogate endpoints, including proteinuria. Chinook also plans to initiate a phase 2 basket trial in patients with other primary glomerular diseases in the first half of 2021. If the trials proceed as planned, Chinook anticipates reporting data from initial cohorts of the phase 2 basket trial during 2022, and data for the primary proteinuria endpoint in the ALIGN trial in 2023. Chinook is also interested in continuing to explore atrasentan in diabetic kidney disease, potentially combined with SGLT2 inhibitors, such as canagliflozin, which was recently approved for the treatment of diabetic kidney disease.

Chinook’s second clinical product candidate is CHK-336, which it is developing for the treatment of an ultra-orphan kidney disease. CHK-336 is a small molecule currently in preclinical studies, and Chinook plans to submit an IND in 2021. Chinook plans to disclose the target and lead proposed indication for CHK-336 later in 2020. Chinook believes clinical proof of concept for CHK-336 can be achieved efficiently in small studies using a surrogate urinary biomarker as a primary efficacy endpoint, and that there also may be potential for an expedited registration pathway for the program, if the initial clinical trials are successful. Beyond CHK-336, Chinook has active research and discovery efforts focused on other rare, severe kidney diseases, including autosomal dominant polycystic kidney disease, or ADPKD. Chinook’s strategy in ADPKD, which is reflective of Chinook’s overall precision medicine research approach, focuses on target validation of the most promising molecular pathways that have recently been identified as key disease drivers of ADPKD in collaboration with key scientific advisors with expertise across disease mechanisms, technology platforms, animal models and translational medicine. In addition, Chinook plans to continue to explore additional research opportunities for drug discovery programs across kidney disease indications with high unmet medical need and aligned with Chinook’s guiding precision medicine principles.

Aspire Merger Sub, Inc.

740 Heinz Avenue

Berkeley, California 94710

Telephone: (510) 848-4400

Merger Sub is a direct, wholly owned subsidiary of Aduro and was formed solely for the purpose of carrying out the merger.

The Merger (see page 85)

If the merger is completed Merger Sub will merge with and into Chinook, with Chinook surviving as a wholly owned subsidiary of Aduro.

Additionally, as soon as practicable after the conversion of the outstanding promissory notes convertible into securities of the combined company, but in no event later than 30 days after such conversion, Chinook will merge with and into a limited liability company and direct, wholly owned subsidiary of Aduro, with such limited liability company surviving as a wholly owned subsidiary of Aduro. However, the parties to the Merger Agreement will not consummate this second merger if, prior to the closing, Chinook, or after the closing, the combined company determines after consultation with its tax advisors that such second merger is not necessary or advisable to accomplish a valid reorganization within the meaning of Section 368(a) of the Code.

At the effective time, except for shares to be canceled pursuant to the Merger Agreement and dissenting shares, each outstanding share of Chinook common stock or Chinook preferred stock will be automatically converted solely into the right to receive a number of shares of Aduro common stock equal to the exchange ratio. The exchange ratio is calculated using a formula intended to allocate existing Aduro and Chinook securityholders a percentage of the combined company. Based on Aduro’s and Chinook’s capitalization as of July 1, 2020, the exchange ratio is estimated to be equal to approximately 1.50 shares of Aduro common stock. This estimate is subject to adjustment prior to closing of the merger for net cash at the cash determination time and as a result, Aduro securityholders could own more, and Chinook securityholders could own less, or vice versa, of the combined company.

In connection with the merger, each outstanding and unexercised option to purchase shares of Chinook common stock that is outstanding and unexercised immediately prior to the effective time of the merger and that, following assumption by Aduro at the effective time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into an option to purchase shares of Aduro common stock. Any such assumed Chinook stock option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split or similar transaction with respect to shares of Aduro common stock. Any restriction on the exercise, and any provision providing for the acceleration of vesting and/or exercisability, of any Chinook stock option assumed by Aduro will continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other provisions of such Chinook stock option will otherwise remain unchanged.

Each share of Aduro common stock issued and outstanding at the time of the merger will remain issued and outstanding and such shares will be appropriately adjusted to reflect the proposed reverse stock split. In addition, each option to purchase shares of Aduro common stock and each Aduro restricted stock unit that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms. The number of shares of Aduro common stock underlying such options and restricted stock units, or RSUs, and the exercise prices for such stock options will be appropriately adjusted to reflect the proposed reverse stock split.

For a more complete description of the merger and the exchange ratio please see the section titled “The Merger Agreement” in this proxy statement/prospectus.

The merger will be completed as promptly as practicable after all of the conditions to completion of the merger are satisfied or waived, including the adoption of the Merger Agreement by the Chinook stockholders and the approval by the Aduro stockholders of the issuance of Aduro common stock and the other transactions proposed under the Merger Agreement. Aduro and Chinook are working to complete the merger as quickly as practicable. The merger is anticipated to close as early as the second half of 2020, after the Aduro special meeting. However, Aduro and Chinook cannot predict the exact timing of the completion of the merger because it is subject to the satisfaction of various conditions. After completion of the merger, assuming that Aduro receives the required stockholder approval, Aduro will be renamed “Chinook Therapeutics, Inc.”

Reasons for the Merger (see pages 93 and 96)

After consideration and consultation with its senior management and its financial and legal advisors, at a meeting held on June 1, 2020, the Aduro board of directors unanimously (i) determined that the Merger Agreement, the merger, and other transactions contemplated therein, are advisable and in the best interests of Aduro and its stockholders, (ii) approved the Merger Agreement, the merger and the transactions contemplated thereby in accordance with the General Corporation Law of the State of Delaware, or the DGCL, (iii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iv) resolved to recommend that the Aduro stockholders vote to approve the issuance of shares of Aduro common stock in the merger. For more information regarding the factors considered by the Aduro board of directors in reaching its decision to approve the Merger Agreement, the merger and the transactions contemplated thereby, see “The Merger—Aduro Reasons for the Merger” beginning on page 93 of this proxy statement/prospectus.

The Chinook board of directors has unanimously approved the Merger Agreement, the merger and the transactions contemplated thereby. The Chinook board of directors reviewed several factors in reaching its decision and believes that the Merger Agreement, the merger and the transactions contemplated thereby are in the best interests of, and fair to, Chinook and its stockholders. For additional information, please see the section titled “The Merger—Chinook Reasons for the Merger” beginning on page 96 of this proxy statement/prospectus.

Opinion of Aduro’s Financial Advisor (see page 98)

On June 3, 2019, Aduro retained SVB Leerink LLC, or SVB Leerink, as its financial advisor in connection with the merger and the other transactions contemplated by the Merger Agreement. The Aduro board selected SVB Leerink to act as Aduro’s financial advisor based on SVB Leerink’s qualifications, reputation, experience and expertise in the biopharmaceuticals industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry, and its relationship and familiarity with Aduro and its business. SVB Leerink is an internationally recognized investment banking firm that has substantial experience in transactions similar to this transaction. In connection with this engagement, Aduro’s board of directors requested that SVB Leerink evaluate the fairness, from a financial point of view, to Aduro of the exchange ratio to be paid by Aduro for the conversion of shares of Chinook capital stock into Aduro common stock pursuant to the terms of the Merger Agreement. On June 1, 2020, at a meeting of Aduro’s board of directors, SVB Leerink rendered to the Aduro board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 1, 2020, that, as of such date and based upon and subject to the various assumptions, qualifications and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the exchange ratio to be paid by Aduro pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Aduro.

SVB Leerink’s financial advisory services and opinion were provided for the information and assistance of the members of the Aduro board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Aduro board’s consideration of the merger and the other transactions contemplated by the Merger Agreement and SVB Leerink’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Aduro of the exchange ratio to be paid by Aduro pursuant to the terms of the Merger Agreement. SVB Leerink’s opinion did not address the fairness of the closing dividend to holders of record of Aduro common stock prior to the effective time of the merger, of CVRs pursuant to the terms of the CVR Agreement or any other term or aspect of the merger, the Merger Agreement or the transactions contemplated thereby and does not constitute a recommendation to any stockholder of Aduro as to whether or how such holder should vote with respect to the merger or otherwise act with respect to the merger or the other transactions contemplated by the Merger Agreement or any other matter. SVB Leerink has provided its written consent to the reproduction of its opinion in this proxy statement/prospectus, as more fully described below under the section titled “The Merger—Opinion of Aduro’s Financial Advisor” beginning on page 98 of this proxy statement/prospectus.

The full text of SVB Leerink’s written opinion, dated June 1, 2020, which describes the assumptions, qualifications and limitations upon the review undertaken by SVB Leerink in preparing its opinion, is attached hereto as Annex B and is incorporated herein by reference. Aduro’s stockholders should read the opinion carefully in its entirety.

Interests of Certain Directors, Officers and Affiliates of Aduro and Chinook (see pages 107 and 112)

In considering the recommendation of the Aduro board of directors with respect to issuing shares of Aduro common stock in the merger and the other matters to be acted upon by the Aduro stockholders at the Aduro special meeting, Aduro stockholders should be aware that Aduro’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Aduro’s stockholders generally. Interests of the directors and executive officers may be different from or in addition to the interests of the stockholders for the following reasons, among others:

•

Certain current members of the Aduro board of directors will continue as directors of the combined company after the effective time of the merger, and, following the closing of the merger, will be eligible to be compensated as non-employee directors of Chinook pursuant to the Aduro non-employee director compensation policy following the effective time of the merger.

•	Under the Merger Agreement, Aduro’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage.

•

In connection with the merger, Aduro’s non-employee director compensation policy was amended to provide that the closing of the merger will constitute a change in control for purposes of the policy, such that each initial and annual stock option granted to Aduro’s non-employee directors will vest in full upon the closing of the merger, subject to an additional exercise period under certain circumstances.

•

In connection with the merger, the employment agreement of Stephen T. Isaacs, Aduro’s President and Chief Executive Officer and a member of the Aduro board of directors, was amended to provide that in the event of a qualifying termination of Mr. Isaacs’ employment between the signing of the Merger Agreement and the closing of the merger, then in addition to the payments, benefits and conditions described below, all of Mr. Isaacs’ then-unvested equity awards will vest in full upon his termination date, contingent on the closing of the merger and subject to certain limitations. Also, all vested Aduro stock options held by Mr. Isaacs will remain exercisable for an additional period of time.

•

In connection with the merger, Aduro and Blaine Templeman, Aduro’s Chief Administrative Officer and Chief Legal Officer, entered into a letter agreement where in the event of Mr. Templeman’s separation from service, Mr. Templeman’s then-outstanding Aduro stock options will remain exercisable for an additional period of time.

•	Certain executive officers of Aduro are eligible to receive payments and benefits under a severance plan in the event of a qualifying termination in connection with the merger.

•	Aduro also entered into retention bonus agreements with its executive officers.

These interests are discussed in more detail in the section titled “The Merger—Interests of Aduro Directors and Executive Officers in the Merger” beginning on page 107 of this proxy statement/prospectus. The members of Aduro’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the merger, and in recommending to the stockholders that the merger proposal be approved.

Certain of Aduro’s executive officers and each of Aduro’s directors has also entered into a support agreement and a lock-up agreement in connection with the merger. For a more detailed discussion of the support agreements and lock-up agreements, please see the sections titled “Agreements Related to the Merger—Support Agreements” and “Agreements Related to the Merger—Lock-up Agreements” beginning on page 146 and page 147, respectively, of this proxy statement/prospectus.

In considering the recommendation of the Chinook board of directors with respect to approving the merger and related transactions, Chinook stockholders should be aware that certain members of the Chinook board of directors and certain executive officers of Chinook have interests in the merger that may be different from, or in addition to, interests they have as Chinook stockholders. For example, Chinook’s executive officers have options, subject to vesting, to purchase shares of Chinook common stock, which will convert into options to purchase a number of shares of Aduro common stock determined by the exchange ratio, rounding any resulting fractional shares down to the nearest whole share, certain of Chinook’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing and all of Chinook’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. These interests are discussed in more detail in the section titled “The Merger—Interests of Chinook Directors and Executive Officers in the Merger.”

Management Following the Merger (see page 223)

Effective as of the closing of the merger, the combined company’s executive officers are expected to be members of the Chinook executive management team prior to the merger, including:

Name	Title
Eric Dobmeier	President and Chief Executive Officer
Tom Frohlich	Chief Business Officer
Alan Glicklich	Chief Medical Officer
Andrew King	Head of Renal Discovery and Translational Medicine

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration (see page 122)

At the effective time of the merger, upon the terms and subject to the conditions set forth in the Merger Agreement each outstanding share of Chinook common stock or Chinook preferred stock (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Aduro common stock equal to the exchange ratio described in more detail below.

Immediately after the merger, without giving effect to the Chinook note financing, Aduro securityholders as of immediately prior to the merger are expected to own approximately 50% of the outstanding shares of Aduro common stock on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Aduro’s net cash as of closing being equal to $145 million and Chinook’s cash and cash equivalents as of closing being equal to $10 million. The securityholders of the combined company, including the Aduro pre-merger securityholders, will be further diluted following the conversion of convertible notes issued in the Chinook note financing. For more information on the dilutive impact of the concurrent financing, please see section titled “Agreements Related to the Merger—Note Purchase Agreement” beginning on page 155 of this proxy statement/prospectus.

Treatment of Chinook Options (see page 126)

Under the terms of the Merger Agreement, each option to purchase shares of Chinook common stock that is outstanding and unexercised immediately prior to the effective time of the merger under Chinook’s 2019 Equity Incentive Plan and that, following assumption by Aduro at the effective time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into an option to purchase shares of Aduro common stock. Accordingly, from and after the effective time of the merger, each outstanding Chinook stock option assumed by Aduro may be exercised solely for shares of Aduro common stock.

The number of shares of Aduro common stock subject to each outstanding Chinook stock option assumed by Aduro will be determined by multiplying the number of shares of Chinook common stock that were subject to such Chinook stock option, as in effect immediately prior to the effective time of the merger, by the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Aduro common stock. The per share exercise price of Aduro common stock issuable upon exercise of each Chinook stock option assumed by Aduro will be determined by dividing the per share exercise price of Chinook common stock subject to such Chinook stock option, as in effect immediately prior to the effective time of the merger, by the exchange ratio and rounding the resulting exercise price up to the nearest one-hundredth of a cent. Any restriction on the exercise, and any provision providing for the acceleration of vesting and/or exercisability, of any Chinook stock option assumed by Aduro will continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other provisions of such Chinook stock option will otherwise remain unchanged.

However, to the extent provided under the terms of a Chinook stock option assumed by Aduro in accordance with the terms of the Merger Agreement, such Chinook stock option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Aduro common stock subsequent to the effective time of the merger. In addition, the Aduro board of directors or a committee thereof will succeed to the authority and responsibility of the Chinook board of directors or any committee thereof with respect to each Chinook option assumed by Aduro in accordance with the terms of the Merger Agreement. Furthermore, in the case of each Chinook option assumed by Aduro in accordance with the Merger Agreement that is subject to “double-trigger” accelerated vesting, for purposes of such double-trigger acceleration provisions a “Change of Control” (or term of similar import) of Chinook will refer to a “Change of Control” (or term of similar import) of Aduro following the effective time of the merger.

Treatment of Aduro Common Stock, Aduro Options and Aduro Restricted Stock Units (see page 126)

Each share of Aduro common stock issued and outstanding at the time of the merger will remain issued and outstanding, and subject to the proposed reverse stock split, will be unaffected by the merger.

Conditions to the Completion of the Merger (see page 138)

To complete the merger, Aduro stockholders must approve Proposal No. 1 and Chinook stockholders must adopt the Merger Agreement and approve the merger and the additional transactions contemplated thereby. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation (see page 132)

The Merger Agreement contains provisions prohibiting Aduro and Chinook from inquiring about or seeking a competing transaction, subject to specified exceptions described in the Merger Agreement (including exceptions for non-renal assets). Under these “non-solicitation” provisions, each of Aduro and Chinook has agreed that neither it nor its subsidiaries, nor any of its directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives will directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation”) or Acquisition Inquiry (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation”);

•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend an Acquisition Proposal; or

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an Acquisition Transaction.

Board Recommendation Change (see page 134)

Subject to specified exceptions described in the Merger Agreement, Aduro agreed that its board of directors may not take any of the following actions, each of which are referred to in this proxy statement/prospectus as an Aduro board recommendation change:

•	withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Aduro board of directors in a manner adverse to Chinook;

•	resolve, or have any committee of the Aduro board of directors resolve, to withdraw or modify the recommendation of the Aduro board of directors in a manner adverse to Chinook; or

•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal.

Subject to specified exceptions described in the Merger Agreement, Chinook agreed that its board of directors may not take any of the following actions:

•

withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Chinook board of directors in a manner adverse to Aduro (referred to in this proxy statement/prospectus as a Chinook board recommendation change);

•	resolve, or have any committee of the Chinook board of directors resolve, to withdraw or modify the recommendation of the Chinook board of directors in a manner adverse to Aduro; or

•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal.

Termination of the Merger Agreement (see page 142)

Either Aduro or Chinook may terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fee (see page 144)

If the Merger Agreement is terminated under certain circumstances, Aduro or Chinook will be required to pay the other party a termination fee of $6.4 million and, in some circumstances, reimburse the other party for expenses incurred in connection with the merger, up to a maximum of $2.0 million.

Support Agreements (see page 146)

Certain Chinook stockholders are party to a support agreement with Aduro pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a Chinook stockholder, to vote all of his, her or its shares of Chinook capital stock in favor of (i) the adoption of the Merger Agreement and approval of the merger, (ii) the approval of the related transactions contemplated by the Merger Agreement, (iii) the conversion of Chinook preferred stock into shares of Chinook common stock and (iv) the approval of certain additional proposals in connection with the merger that the Chinook board of directors may recommend. These Chinook stockholders also agreed to vote against (i) any competing Acquisition Proposal (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation”) and (ii) any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the Merger Agreement, subject to certain specified exceptions.

As of July 1, 2020, the Chinook stockholders that are party to a support agreement with Aduro owned an aggregate of 14,176,495 shares of Chinook common stock and 40,500,000 shares of Chinook preferred stock, representing approximately 98.0% of the outstanding shares of Chinook capital stock on an as converted to common stock basis. These stockholders include executive officers and directors of Chinook, as well as certain other stockholders owning a significant portion of the outstanding shares of Chinook capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Chinook stockholders holding a sufficient number of shares of Chinook capital stock to adopt the Merger Agreement and approve the merger and related transactions will execute written consents providing for such adoption and approval.

Certain Aduro stockholders are party to a support agreements with Chinook pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a Aduro stockholder, to vote all of his, her or its shares of Aduro common stock in favor of (i) the approval of the Merger Agreement, (ii) the transactions contemplated thereby, including the issuance of Aduro common stock to Chinook stockholders, (iii) if deemed necessary, an amendment to the amended and restated certificate of incorporation of Aduro to effect the proposed reverse stock split, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement and the transactions contemplated therein and (v) the approval of certain additional proposals in connection with the merger that the Aduro board of directors may recommend. These Aduro stockholders also agreed to vote against (i) any competing Acquisition Proposal (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation”) with respect to Aduro and (ii) any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the Merger Agreement, subject to certain specified exceptions.

As of July 1, 2020, the Aduro stockholders that are party to a support agreement owned an aggregate of 18,146,362 shares of Aduro common stock representing approximately 22.9% of the outstanding shares of Aduro common stock. These stockholders include certain executive officers and directors of Aduro and certain other Aduro stockholders holding a significant portion of the outstanding shares of Aduro common stock.

Lock-Up Agreements (see page 147)

Certain of Chinook’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Aduro’s common stock, including, as applicable, shares received in the merger or pursuant to the Chinook note financing and shares issuable upon exercise of options, warrants or convertible securities, until 180 days after the effective time of the merger.

The Chinook stockholders who have executed lock-up agreements as of July 1, 2020 owned, in the aggregate, approximately 98.0% of the shares of Chinook’s outstanding capital stock.

Certain of Aduro’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Aduro securities or shares of Aduro common stock, including, as applicable, shares issuable upon exercise of certain options, warrants or convertible securities, until 180 days after the effective time of the merger.

Aduro stockholders who have executed lock-up agreements as of July 1, 2020 owned, in the aggregate, approximately 22.9% of the shares of Aduro common stock.

Note Purchase Agreement (see page 155)

Immediately prior to the execution and delivery of the Merger Agreement, certain existing investors of Chinook entered into a note purchase agreement with Chinook, pursuant to which such investors have agreed to purchase certain convertible promissory notes (representing an aggregate commitment of $25,000,000) in the

Chinook note financing. The closing of the sale of the convertible promissory notes pursuant to the note purchase agreement will take place immediately prior to the closing of the merger and is contingent upon, among other things, certain customary closing conditions.

If during the period between the closing of the merger and the date that is 30 days after the closing of the merger, a sale of the combined company’s equity securities for capital raising purposes meeting certain criteria occurs, the sum of all outstanding principal, unpaid interest and other amounts then accrued under each note then outstanding will automatically be converted into that number of such equity securities obtained by dividing such amount by a conversion price based on the per unit price of securities sold for new cash investment of at least $15,000,000 in the aggregate. Such conversion will be deemed to occur concurrently with the closing of such sale of the combined company’s equity securities for capital raising purposes.

If the convertible notes are not converted pursuant to the preceding provision, on the day that is 30 days after the closing of the merger, or on such mutually agreed upon earlier date following the closing of the merger, as applicable, the sum of all outstanding principal, unpaid interest and other amounts then accrued under each note then outstanding will automatically convert into shares of the combined company’s common stock obtained by dividing such amount by a conversion price based on the volume weighted average closing trading price of a share of the combined company’s common stock on Nasdaq for the five trading days ending the trading day immediately prior to the date the notes are converted. Such conversion will be deemed to have occurred (i) immediately after the effectiveness of the closing of the merger if such conversion date is the day of the closing of the merger, (ii) at the close of business on the date immediately preceding the conversion date if such conversion date is between the closing of the merger and the day that is 30 days after the closing of the merger or (iii) the day that is 30 days after the closing of the merger.

Potentially Transferrable Asset Dispositions (see page 128)

Pursuant to the Merger Agreement, and subject to certain requirements and limitations therein, Aduro is entitled, but is under no obligation, to sell, transfer, license, assign or otherwise divest of certain of its assets, including its STING-cGAS pathway programs, which are partnered with Novartis and Lilly, respectively, CD-27 program, which is outlicensed to Merck, CTLA4 (ADU-1604), SIRPa (ADU-1805), PD-1 (ADU-1503), early research antibody programs and LADD program, in a transaction or series of transactions provided that no such disposition will include the sale, transfer, license, assignment, divestment or other disposition of any of Aduro’s intellectual property rights that are necessary or reasonably useful for the research, development or commercialization of Aduro’s BION-1301 program or will adversely affect Aduro’s, any of its subsidiaries’, or Chinook’s rights to exploit the BION-1301 program.

Contingent Value Rights Agreement (see page 148)

At or prior to the effective time, Aduro and Computershare Trust Company, N.A., as rights agent, will enter into the CVR Agreement. As provided in the Merger Agreement, Aduro shall declare a dividend to its common stockholders of record the right to receive one CVR for each outstanding share of Aduro common stock held by such stockholder as of such date, each representing the non-transferable contractual right to receive certain contingent payments from Aduro upon the occurrence of certain events within agreed time periods.

Pursuant to the CVR Agreement, each CVR holder is entitled to certain contingent cash payments, which are payable by Aduro to the rights agent for subsequent distribution to the CVR holders, of proceeds actually received by Aduro or its affiliates after the end of each fiscal quarter of Aduro following the first anniversary of the closing, subject to certain adjustments. These proceeds consist of consideration paid to or received by Aduro or any of its affiliates during the period beginning immediately following the effective time and ending on the tenth anniversary of the closing date (a) in respect of the disposition of Aduro’s non-renal assets as described in

“The Merger Agreement—Potential Asset Sale” beginning on page 128 of this proxy statement/prospectus or (b)(i) in respect of certain other pre-identified assets or (ii) resulting from (A) the ownership of equity securities in any subsidiary established by Aduro to hold any right, title or interest in or to any of the non-renal assets described in clause (a) period beginning on the execution date of the Merger Agreement and ending six months after the closing of the merger or (B) the subsequent disposition of any such equity securities (regardless of whether such disposition occurs in such period). Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain reasonable and documented out-of-pocket costs and expenses incurred by Aduro or its affiliates, losses incurred or reasonably expected to be incurred by Aduro or its affiliates due to a third party proceeding in connection with a disposition and certain wind-down costs.

CVR holders will be entitled to a percentage of the proceeds less the permitted deductions described above based on the timing of the disposition from which such proceeds result. Such percentage, however, will be 100% for any proceeds from a disposition of equity securities of a type described in clause (B) of the preceding paragraph, regardless of when any such disposition is consummated. Additionally, Aduro may, in its reasonable discretion as resolved by the Aduro board of directors, withhold up to 10% of any payment payable to CVR holders pursuant to the CVR Agreement, provided that any such withheld proceeds will be distributed (net of any permitted deductions satisfied therefrom) to the CVR holders no later than three years following the date such proceeds would otherwise have been distributed to the CVR holders.

The CVRs may not be transferred, pledged, hypothecated, encumbered, assigned or otherwise disposed of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), in whole or in part, subject to certain limited exceptions.

The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in Aduro, any constituent company to the merger, or any of its respective affiliates.

Material U.S. Federal Income Tax Consequences of the Merger (see page 115)

As discussed in detail in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” Aduro and Chinook intend the merger (or, if the second merger occurs, the mergers) to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In general, and subject to the qualifications and limitations set forth in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” if the merger, or if applicable the mergers, qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences to a U.S. holder of Chinook capital stock will be as follows:

•	such Chinook stockholder will not recognize gain or loss upon the exchange of Chinook capital stock for Aduro common stock pursuant to the merger or mergers;

•

such Chinook stockholder’s aggregate tax basis for the shares of Aduro common stock received in the merger will equal the stockholder’s aggregate tax basis in the shares of Chinook capital stock surrendered in the merger; and

•

the holding period of the shares of Aduro common stock received by such Chinook stockholder in the merger will include the holding period of the shares of Chinook capital stock surrendered in exchange therefor.

If the merger or mergers, as applicable, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder of Chinook capital stock would recognize gain or loss on the exchange of Chinook shares for Aduro common stock in the merger equal to the difference between such Chinook stockholder’s adjusted tax basis in the shares of Chinook capital stock surrendered and the fair market value of the shares of Aduro common stock received in exchange therefor. Determining the actual tax consequences of the merger to you may be complex and will depend on the facts of your own situation. You should consult your tax advisors to fully understand the tax consequences to you of the merger, including estate, gift, state, local or non-U.S. tax consequences of the merger.

Nasdaq Stock Market Listing (see page 118)

Aduro intends to file an initial listing application in the near term for the combined company common stock with Nasdaq. If such application is accepted, Aduro anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the merger under the trading symbol “KDNY.”

Anticipated Accounting Treatment (see page 117)

The merger is expected to be treated by Aduro as a reverse merger and will be accounted for as a business combination in accordance with U.S. GAAP. For accounting purposes, Chinook is considered to be acquiring the assets and liabilities of Aduro in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Chinook’s largest shareholder will retain the largest interest in the combined company; (ii) Chinook will designate a majority (five of seven) of the initial members of the board of directors of the combined company; (iii) Chinook’s executive management team will become the management of the combined company; (iv) and the combined company will be named Chinook Therapeutics, Inc. and be headquartered in Seattle, Washington. See “Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 118)

Holders of Aduro common stock are not entitled to appraisal rights in connection with the merger under Delaware law. Holders of Chinook capital stock are entitled to appraisal rights in connection with the merger under Delaware law.

Comparison of Stockholder Rights (see page 233)

Both Aduro and Chinook are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Chinook stockholders will become Aduro stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Aduro and the amended and restated certificate of incorporation of Aduro, as amended, as may be further amended by Proposal No. 3 if approved by the Aduro stockholders at the Aduro special meeting. The rights of Aduro stockholders contained in the amended and restated certificate of incorporation, as amended, and amended and restated bylaws, as amended, of Aduro differ from the rights of Chinook stockholders under the amended and restated certificate of incorporation and amended and restated bylaws of Chinook, as more fully described under the section titled “Comparison of Rights of Holders of Aduro Capital Stock and Chinook Capital Stock” beginning on page 233 of this proxy statement/prospectus.

Risk Factors (see page 22)

Both Aduro and Chinook are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

•

The exchange ratio will not be adjusted based on the market price of Aduro common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•

Failure to complete the merger may result in Aduro or Chinook paying a termination fee to the other party which could harm the common stock price of Aduro and the future business and operations of each company;

•	If the conditions to the merger are not satisfied or waived, the merger may not occur;

•	Aduro stockholders may not receive any payment on the CVRs, and the CVRs may expire valueless;

•	The merger may be completed even though material adverse effects may result from the announcement of the merger, industry-wide changes and other causes;

•

Some Aduro and Chinook executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests;

•	The market price of the combined company’s common stock following the merger may decline as a result of the merger;

•

Aduro’s stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger or the conversion of the convertible promissory notes issued in the Chinook note financing; and

•	If the merger is not completed, Aduro’s stock price may decline significantly.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 22 of this proxy statement/prospectus. Aduro and Chinook both encourage you to read and consider all of these risks carefully.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA

COMBINED FINANCIAL INFORMATION AND DATA

The following tables present summary historical financial data for Aduro and Chinook, summary unaudited pro forma condensed combined financial data for Aduro and Chinook, and comparative historical and unaudited pro forma per share data for Aduro and Chinook.

Selected Historical Consolidated Financial Data of Aduro

The selected consolidated statements of operations data for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2019 and 2018 are derived from Aduro’s audited consolidated financial statements and the selected consolidated statements of operations data for the three months ended March 31, 2020 and 2019 and the selected consolidated balance sheet dated as of March 31, 2020 are derived from Aduro’s unaudited condensed consolidated financial statements. Aduro’s audited historical consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 are contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and unaudited condensed historical consolidated financial statements for the three months ended March 31, 2020 and 2019 are contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference into this proxy statement/prospectus. Aduro’s audited historical consolidated financial statements for the fiscal years ended December 31, 2016 and 2015 have been derived from Aduro’s audited consolidated financial statements that are not incorporated by reference into this proxy statement/prospectus. Aduro’s historical results are not necessarily indicative of the results that may be expected in any future period and the results for the three months ended March 31, 2020 are not necessarily indicative of results to be expected for the full year ending December 31, 2020 or any other period.

The selected historical consolidated financial data below should be read in conjunction with Aduro’s management’s discussion and analysis of financial condition and results of operations and Aduro’s consolidated financial statements and the notes related thereto incorporated by reference into this proxy statement/prospectus. For additional information, see the section titled “Where You Can Find More Information” beginning on page 246 of this proxy statement/prospectus.

	Year Ended, December 31,					Three Months Ended, March 31,
	2019	2018	2017	2016	2015	2020	2019
						(unaudited)
	(in thousands of U.S. dollars except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$17,258	$15,087	$17,239	$50,681	$72,979	$13,950	$3,938
Operating expenses:
Research and development	67,045	75,836	89,382	87,718	58,649	15,828	17,494
General and administrative	34,795	36,035	33,751	34,277	27,805	7,819	8,224
Loss on impairment of intangible assets	5,006	3,992	—	—	—	4,308	2,994
Amortization of intangible assets	554	584	559	549	89	136	140

Total operating expenses	107,400	116,447	123,692	122,544	86,543	28,091	28,852

Loss from operations	(90,142)	(101,360)	(106,453)	(71,863)	(13,564)	(14,141)	(24,914)
Interest income, net	5,451	5,284	3,444	2,219	494	920	1,471
Other expense, net	(93)	(64)	(218)	(40)	(161)	(19)	(19)
Loss before income tax	(84,784)	(96,140)	(103,227)	(69,684)	(39,308)	(13,240)	(23,462)
Income tax benefit	2,412	783	11,364	(21,464)	00	5,665	35

Net loss	(82,372)	(95,357)	(91,863)	(91,148)	(39,209)	(7,575)	(23,427)

Net loss per share, basic and diluted	(1.03)	(1.21)	(1.26)	(1.40)	(0.88)	(0.09)	(0.29)

Shares used in computing net loss per common share, basic and diluted	80,110,711	78,812,407	72,901,215	65,200,762	44,706,393	80,757,801	79,673,294

	December 31,					March 31,
	2019	2018	2017	2016	2015	2020	2019
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$59,624	$126,310	$157,614	$74,932	$150,456	$94,381	$113,114
Working capital(1)	196,301	252,459	308,730	324,132	393,438	189,050	242,551
Total assets	291,313	357,504	445,128	438,611	481,825	285,495	355,586
Accumulated deficit	(486,904)	(404,532)	(283,863)	(192,000)	(100,852)	(494,479)	(427,959)
Total stockholders’ equity (deficit)	65,595	135,311	237,473	227,220	261,622	59,581	115,389

(1)	Aduro defines working capital as current assets less current liabilities.

Selected Historical Consolidated Financial Data of Chinook

The selected consolidated statements of operations data for the year ended December 31, 2019 and the period from November 1, 2018 (inception) to December 31, 2018 and the selected consolidated balance sheet data as of December 31, 2019 and 2018 are derived from Chinook’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2020 and 2019 and the selected consolidated balance sheet data as of March 31, 2020 are derived from Chinook’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. Chinook’s unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles on the same basis as its audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary for the fair statement of those unaudited interim condensed consolidated financial statements. Chinook’s historical results are not necessarily indicative of the results that may be expected in any future period and the results for the three months ended March 31, 2020 are not necessarily indicative of results to be expected for the full year ending December 31, 2020 or any other period.

The selected historical consolidated financial data below should be read in conjunction with the sections titled “Chinook Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors—Risks Related to Chinook’s Financial Position” and Chinook’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

	Year Ended December 31,	Period from November 1, 2018 (inception) to December 31,	Three Months Ended March 31,
	2019	2018	2020	2019
			(Unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Operating expenses:
Research and development	$17,010	$534	$2,818	$3,542
General and administrative	2,956	134	1,271	587

Total operating expenses	19,966	668	4,089	4,129

Loss from operations	(19,966)	(668)	(4,089)	(4,129)
Interest expense-related party	(33)	(3)	(6)	(9)
Other income (expense), net	299	(17)	125	32
Change in fair value of redeemable convertible preferred stock tranche liability	(26,819)	—	(1,179)	(31)

Net loss	$(46,519)	$(688)	$(5,149)	$(4,137)

Net loss per common share attributable to common stockholders, basic and diluted	$(7.44)	$(0.56)	$(0.37)	$(0.81)

Weighted-average shares used in computing net loss per common share	6,248,436	1,229,508	14,046,100	5,105,778

	As of December 31,		As of March 31,
	2019	2018	2020
			(Unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,203	$—	$21,982
Working capital(1)	10,104	(768)	20,531
Total assets	15,722	268	26,046
Redeemable convertible preferred stock tranche liability	32,733	—	24,189
Redeemable convertible preferred stock	19,835	—	44,037
Accumulated deficit	(47,207)	(688)	(52,356)
Total stockholders’ deficit	(41,119)	(681)	(46,382)

(1)	Chinook defines working capital as current assets less current liabilities.

Selected Unaudited Pro Forma Combined Financial Data of Aduro and Chinook

	Year Ended December 31, 2019 (Unaudited)	Three Months Ended March 31, 2020 (Unaudited)
	(in thousands except per share amount)
Unaudited Pro Forma
Combined Statement of Operations Data:
Revenue:
Collaboration and license revenue	$17,258	$13,950

Operating expenses:
Research and development	84,055	18,646
General and administrative	37,751	8,409
Loss on impairment of intangible assets / restructuring charges	5,006	4,308
Amortization of intangible assets	554	136

Total operating expenses	127,366	31,499

Loss from operations	(110,108)	(17,549)

Interest income	5,418	914
Other income, net	206	106
Income tax benefit	2,412	5,665

Net loss	$(102,072)	$(10,864)

Basic and diluted net loss per share	$(0.59)	$(0.06)

As of March 31, 2020
(Unaudited) (in thousands)
Unaudited Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$141,363
Short-term and long-term marketable securities	110,550
Working capital	222,984
Total assets	336,801
Total stockholders’ equity	245,519

Comparative Historical and Unaudited Pro Forma Per Share Data

Unless otherwise indicated, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 3 of this proxy statement/prospectus.

The information below reflects the historical net loss and book value per share of Aduro common stock and the historical net loss and book value per share of Chinook common stock in comparison with the unaudited pro forma net loss book value per share after giving effect to the merger of Aduro with Chinook on a pro forma basis. You should read the tables below in conjunction with Aduro’s audited consolidated financial statements for the year ended December 31, 2019, Aduro’s unaudited condensed consolidated financial statements for the three months ended March 31, 2020, Chinook’s audited financial statements for the year ended December 31, 2019, Chinook’s unaudited financial statements for the three months ended March 31, 2020 and the unaudited pro forma condensed combined financial information and the notes related to such financial statements included elsewhere or incorporated by reference in this proxy statement/prospectus.

	Year Ended December 31, 2019	Three Months Ended March 31, 2020
Aduro Historical Per Common Share Data:
Basic and diluted net loss per share	$(1.03)	$(0.09)
Book value per share	$0.81	$0.74
Chinook Historical Per Common Share Data:
Basic and diluted net loss per share	$(7.44)	$(0.37)
Book value per share	$(2.67)	$(3.03)
Combined Company Pro Forma Per Common Share Data:
Basic and diluted net loss per share	$(0.59)	$(0.06)
Book value per share	N/A	$1.41
Chinook Pro Forma Equivalent Data:(1)
Basic and diluted net loss per share	$(0.89)	$(0.09)
Book value per share	N/A	$2.12

(1)	The Chinook pro forma equivalent data was calculated by multiplying the combined company pro forma data by the assumed exchange ratio of 1.50.

MARKET PRICE AND DIVIDEND INFORMATION

The closing price of Aduro common stock on June 1, 2020, the last trading day prior to the public announcement of the merger, was $3.37 per share and the closing price of Aduro common stock on July 20, 2020 was $2.95 per share, in each case as reported on Nasdaq.

Because the market price of Aduro common stock is subject to fluctuation, the market value of the shares of Aduro common stock that Chinook stockholders will be entitled to receive in the merger may increase or decrease.

Chinook is a private company and its shares of common stock and preferred stock are not publicly traded.

Dividends

Aduro has never declared or paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. Chinook has never paid or declared any cash dividends on its capital stock. Chinook intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined company’s board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the combined company’s board of directors deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Aduro common stock. You should also read and consider the other information in this proxy statement/prospectus and additional information about Aduro forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are filed with the Securities and Exchange Commission, or the SEC, and incorporated by reference into this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 246 of this proxy statement/prospectus for further information regarding the documents incorporated by reference into this proxy statement/prospectus.

Risks Related to the Merger

The exchange ratio will not be adjusted based on the market price of Aduro common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

At the effective time of the merger, outstanding shares of Chinook capital stock will be converted into shares of Aduro common stock. Applying the exchange ratio, and without giving effect to the Chinook note financing, the former Chinook securityholders immediately before the merger, without giving effect to the Chinook convertible promissory notes, are expected to own approximately 50% of the aggregate number of shares of Aduro common stock following the merger on a fully-diluted basis, and Aduro securityholders immediately before the merger are expected to own approximately 50% of the aggregate number of shares of Aduro common stock following the merger on a fully-diluted basis, subject to certain assumptions, including, but not limited to, (a) Aduro’s net cash as of closing being equal to $145 million and (b) Chinook’s cash and cash equivalents as of closing being equal to $10 million.

Any changes in the market price of Aduro stock before the completion of the merger will not affect the number of shares Chinook stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the merger, the market price of Aduro common stock increases from the market price on the date of the Merger Agreement, then Chinook stockholders could receive merger consideration with substantially more value for their shares of Chinook capital stock than the parties had negotiated when they established the exchange ratio. Similarly, if before the completion of the merger the market price of Aduro common stock declines from the market price on the date of the Merger Agreement, then Chinook stockholders could receive merger consideration with substantially lower value. The Merger Agreement does not include a price-based termination right.

Failure to complete the merger may result in either Aduro or Chinook paying a termination fee to the other party, which could harm the common stock price of Aduro and future business and operations of each company.

If the merger is not completed, Aduro and Chinook are subject to the following risks:

•

if the Merger Agreement is terminated under specified circumstances, Aduro or Chinook will be required to pay the other party a termination fee of $6,400,000 and up to $2,000,000 in expense reimbursements;

•	the price of Aduro common stock may decline and could fluctuate significantly; and

•

costs related to the merger, such as financial advisor, legal and accounting fees, which Aduro estimates will total approximately $2,000,000, $3,000,000, and $250,000, respectively, a majority of which must be paid even if the merger is not completed.

If the Merger Agreement is terminated and the board of directors of Aduro or Chinook determines to seek another business combination, there can be no assurance that either Aduro or Chinook will be able to find a partner with whom a business combination would yield greater benefits than the benefits to be provided under the Merger Agreement.

If the conditions to the merger are not satisfied or waived, the merger may not occur.

Even if the merger is approved by the stockholders of Chinook and the merger proposal is approved by the Aduro stockholders, specified conditions must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 138 of this proxy statement/prospectus. Aduro and Chinook cannot assure you that all of the conditions to the consummation of the merger will be satisfied or waived. If the conditions are not satisfied or waived, the merger may not occur or the closing may be delayed, and Aduro and Chinook each may lose some or all of the intended benefits of the merger.

The merger may be completed even though a material adverse effect may result from the announcement of the merger, industry-wide changes or other causes.

In general, neither Aduro nor Chinook is obligated to complete the merger if there is a material adverse effect affecting the other party between June 1, 2020, the date of the Merger Agreement, and the closing of the merger. However, certain types of changes are excluded from the concept of a “material adverse effect.” Such exclusions include but are not limited to changes in general economic or political conditions, industry wide changes, changes resulting from the announcement of the merger, natural disasters, pandemics (including the COVID-19 pandemic), other public health events and changes in GAAP. Therefore, if any of these events were to occur impacting Aduro or Chinook, the other party would still be obliged to consummate the closing of the merger. If any such adverse changes occur and Aduro and Chinook consummate the closing of the merger, the stock price of the combined company may suffer. This in turn may reduce the value of the merger to the stockholders of Aduro, Chinook or both. For a more complete discussion of what constitutes a material adverse effect on Aduro or Chinook, see the section titled “The Merger Agreement—Representations and Warranties” beginning on page 128 of this proxy statement/prospectus.

If Aduro and Chinook complete the merger, the combined company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.

Immediately prior to the execution and delivery of the Merger Agreement, Chinook entered into a Note Purchase Agreement with certain existing investors of Chinook named therein, pursuant to which the investors agreed to purchase, in the aggregate, $25.0 million in promissory notes convertible into securities of the combined company, referred to as the Chinook note financing. The notes are convertible into securities issued in an equity financing transaction that closes concurrently with or within 30 days following the merger in which the aggregate gross purchase price paid to the combined company is no less than $15 million, or alternatively into shares of common stock of the combined company after closing of the merger based on the volume weighted average closing trading price of a share of the combined company’s common stock on Nasdaq for the five trading days ending the trading day immediately prior to the date such notes are converted, which must occur within 30 days following the merger. The closing of the Chinook note financing is conditioned upon the closing of the merger as well as certain other conditions. The Chinook note financing will have a dilutive impact on all securityholders of the combined company, including Aduro’s pre-merger securityholders and Chinook’s former securityholders, other than the holders of the notes. The Chinook note financing is more fully described under the section titled “Agreements Related to the Merger—Note Purchase Agreement” beginning on page 155 of this proxy statement/prospectus.

Additional financing may not be available to the combined company when it is needed or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the combined company, including Aduro’s pre-merger securityholders and Chinook’s former securityholders, other than the holders of the notes. It is also possible that the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined company.

Some Aduro and Chinook directors and executive officers have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Directors and executive officers of Aduro and Chinook may have interests in the merger that are different from, or in addition to, the interests of other Aduro stockholders generally. These interests with respect to Aduro’s directors and executive officers may include, among others, acceleration of stock option or restricted stock unit vesting, retention bonus payments, extension of exercisability periods of previously issued stock option grants, severance payments if employment is terminated in a qualifying termination in connection with the merger and rights to continued indemnification, expense advancement and insurance coverage. Certain current members of the Aduro board of directors will continue as directors of the combined company after the effective time of the merger, and, following the closing of the merger, will be eligible to be compensated as non-employee directors of the combined company pursuant to the Aduro non-employee director compensation policy that is expected to remain in place following the effective time of the merger. These interests with respect to Chinook’s directors and executive officers may include, among others, certain of Chinook’s directors and executive officers have options, subject to vesting, to purchase shares of Chinook common stock which, after the effective time of the merger, will be converted into and become options to purchase shares of the common stock of the combined company; Chinook’s executive officers are expected to continue as executive officers of the combined company after the effective time of the merger; and all of Chinook’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. Further, certain current members of the Chinook’s board of directors will continue as directors of the combined company after the effective time of the merger, and, following the closing of the merger, will be eligible to be compensated as non-employee directors of the combined company pursuant to the Aduro non-employee director compensation policy that is expected to remain in place following the effective time of the merger. The directors and executive officers own options and/or RSUs to purchase the shares of their respective companies.

The Aduro and Chinook boards were aware of and considered those interests, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the merger, and recommend the approval of the Merger Agreement to Aduro and Chinook stockholders. These interests, among other factors, may have influenced the directors and executive officers of Aduro and Chinook to support or approve the merger.

For more information regarding the interests of Aduro and Chinook directors and executive officers in the merger, please see the sections titled “The Merger—Interests of Aduro Directors and Executive Officers in the Merger” beginning on page 107 and “The Merger—Interests of the Chinook Directors and Executive Officers in the Merger” beginning on page 112 of this proxy statement/prospectus.

Aduro stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Aduro stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger. Aduro stockholders will experience further dilution upon the conversion of the convertible promissory notes issued in the Chinook note financing.

If the merger is not completed, Aduro’s stock price may decline significantly.

The market price of Aduro common stock is subject to significant fluctuations. During the 12-month period ended July 20, 2020, the closing sales price of Aduro’s common stock on Nasdaq ranged from a high of $4.04 on February 20, 2020 to a low of $0.90 on October 25, 2019. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of Aduro common stock will likely be volatile based on whether stockholders and other investors believe that Aduro can complete the merger or otherwise raise additional capital to support Aduro’s operations if the merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of Aduro common stock is exacerbated by low trading volume. Additional factors that may cause the market price of Aduro common stock to fluctuate include:

•

the initiation of, material developments in, or conclusion of litigation to enforce or defend its intellectual property rights or defend against claims involving the intellectual property rights of others;

•	the entry into, or termination of, key agreements, including commercial partner agreements;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to the combined company’s product candidates, including with respect to other products and potential products in that market;

•	the introduction of technological innovations or new therapies that compete with its future products;

•	the loss of key employees;

•	future sales of its common stock;

•	general and industry-specific economic conditions that may affect its research and development expenditures;

•	the failure to meet industry analyst expectations; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Aduro common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Aduro and Chinook securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the merger, the current stockholders of Aduro and Chinook will own a smaller percentage of the combined company than their ownership of their respective companies prior to the merger. Immediately after the merger, without giving effect to the Chinook note financing, Aduro securityholders as of immediately prior to the merger are expected to own approximately 50% of the outstanding shares of the combined company on a fully-diluted basis and former Chinook securityholders, without giving effect to the Chinook convertible promissory notes, are expected to own approximately 50% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to,

(a) Aduro’s net cash as of closing being equal to $145 million and (b) Chinook’s cash and cash equivalents as of closing being equal to $10 million. The chief executive officer of Chinook will serve as the chief executive officer of the combined company following the completion of the merger.

During the pendency of the merger, Aduro and Chinook may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of Aduro and Chinook to make acquisitions during the pendency of the merger, subject to specified exceptions. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, proposing, seeking or knowingly encouraging, facilitating or supporting any inquiries, indications of interest, proposals or offers that constitute or may reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them. For more information, see the sections titled “The Merger Agreement—Non-Solicitation.”

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Aduro and Chinook from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the sections titled “The Merger Agreement—Non-Solicitation—Aduro” and “The Merger Agreement—Non-Solicitation—Chinook.” In addition, if Aduro terminates the Merger Agreement under specified circumstances, either Aduro or Chinook would be required to pay the other party a termination fee of $6,400,000 and reimburse up to $2,000,000 of expenses. This termination fee may discourage third parties from submitting competing proposals to Aduro or its stockholders, and may cause the Aduro board of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for Chinook’s capital stock makes it difficult to evaluate the fair market value of Chinook’s capital stock, Aduro may pay more than the fair market value of Chinook’s capital stock and/or the stockholders of Chinook may receive consideration in the merger that is less than the fair market value of Chinook’s capital stock.

The outstanding capital stock of Chinook is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Chinook’s capital stock. Because the percentage of Aduro equity to be issued to Chinook stockholders was determined based on negotiations between the parties, it is possible that the value of the Aduro common stock to be received by Chinook stockholders will be less than the fair market value of Chinook’s capital stock, or Aduro may pay more than the aggregate fair market value for Chinook’s capital stock.

Aduro stockholders may not receive any payment on the CVRs, and the CVRs may expire valueless.

The right of Aduro stockholders to receive any future payment for or derive any value from the CVRs will be contingent solely upon the occurrence of the CVR Milestones within the time periods specified in the CVR Agreement and the consideration received being greater than the amounts permitted to be withheld or deducted by Aduro under the CVR Agreement. There is no guarantee that Aduro will be able to successfully partner or sell any of these assets or establish a viable entity to manage the development of these assets. In the event that no CVR Milestones occur within the time periods specified in the CVR Agreement or the consideration received is not greater than the amounts permitted to be withheld or deducted by Aduro, no payments will be made under the CVR Agreement, and the CVRs will expire valueless.

Following the effective time, subject to ongoing clinical trial obligations and obligations to use commercially reasonable efforts to complete dispositions for which a sale agreement has been entered into, neither Aduro nor Chinook will have any obligation to develop the non-renal assets, or to expend any effort or resources to divest or otherwise monetize the non-renal assets.

Furthermore, the CVRs will be unsecured obligations of the combined company and all payments under the CVRs, all other obligations under the CVR Agreement and the CVRs and any rights or claims relating thereto may be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company.

The tax treatment of the CVRs is unclear.

The U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments under, the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs.

For example, as discussed in the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs of Holders of Aduro Common Stock,” Aduro does not intend to report the issuance of the CVRs as a current distribution of property with respect to its stock, but it is possible that the IRS could assert that Aduro stockholders are treated as having received a distribution of property equal to the fair market value of the CVRs on the date the CVRs are distributed, which could be taxable to Aduro stockholders without the corresponding receipt of cash. In addition, it is possible that the IRS or a court could determine that the issuance of the CVRs (and/or any payments thereon) and the reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes with the CVRs constituting taxable “boot” received in such recapitalization exchange. In such case, the tax consequences of the CVRs and the reverse stock split would differ from those described in this proxy statement/prospectus, including with respect to the timing and character of income.

Aduro’s ability to utilize its net operating loss carryforwards and tax credit carryforwards may be subject to limitations.

Aduro’s ability to use its federal and state net operating losses to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon Aduro’s generation of future taxable income before the expiration dates of the net operating losses, and Aduro cannot predict with certainty when, or whether, Aduro will generate sufficient taxable income to use all of its net operating losses. In addition, a corporation that undergoes an “ownership change” under Section 382 of the Code, is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards, or NOLs, to offset future taxable income and its ability to utilize tax credit carryforwards. As of December 31, 2019, Aduro reported U.S. federal, state and foreign NOLs of approximately $153.8 million, $107.8 million, and $66.5 million, respectively.

Under Section 382 of the Code, Aduro’s ability to utilize NOLs or other tax attributes, such as federal tax credits, in any taxable year may be limited if it experienced an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. Similar rules may apply under state tax laws. Aduro believes that it has experienced an ownership change in the past, and may experience ownership changes in the future and/or subsequent shifts in its stock ownership (some of which are outside of its control). Finally, the merger, if consummated, may constitute an ownership change (within the meaning of Section 382 of the Code) which could eliminate or otherwise substantially limit Aduro’s ability to use its federal and state NOLs. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, Aduro’s existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. As a result, even if Aduro attains profitability, it may be unable to use a material portion of its NOLs and other tax attributes, which could potentially result in increased future tax liability to Aduro.

Risks Related to the Proposed Reverse Stock Split

The reverse stock split may not increase the combined company’s stock price over the long-term.

The principal purpose of the reverse stock split is to increase the per-share market price of Aduro’s common stock above the minimum bid price requirement under the Nasdaq rules so that the listing of Aduro and the shares of Aduro common stock being issued in the merger on Nasdaq will be approved. It cannot be assured, however, that the reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of Aduro’s common stock, it cannot be assured that the reverse stock split will increase the market price of its common stock by a multiple of the reverse stock split ratio mutually agreed by Aduro and Chinook, or result in any permanent or sustained increase in the market price of Aduro’s common stock, which is dependent upon many factors, including Aduro’s business and financial performance, general market conditions, and prospects for future success. Thus, while the stock price of Aduro might meet the continued listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

The reverse stock split may decrease the liquidity of the combined company’s common stock.

Although the Aduro board believes that the anticipated increase in the market price of the combined company’s common stock resulting from the proposed reverse stock split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock. In addition, the reverse stock split may not result in an increase in the combined company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the combined company.

The reverse stock split may lead to a decrease in the combined company’s overall market capitalization.

Should the market price of the combined company’s common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on the combined company’s stock price due to the reduced number of shares outstanding after the reverse stock split.

Risks Related to the Combined Company

In determining whether you should approve the issuance of shares of Aduro common stock, the change of control resulting from the merger and other matters related to the merger, as applicable, you should carefully read the following risk factors in addition to the risks described above.

The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the merger.

The market price of the combined company’s common stock following the merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

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results of clinical trials and preclinical studies of the combined company’s product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•	actions taken by regulatory agencies with respect to the combined company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;

•	sales of securities by the combined company or its securityholders in the future;

•	if the combined company fails to raise an adequate amount of capital to fund its operations and continued development of its product candidates;

•	trading volume of the combined company’s common stock;

•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to immunotherapy or precision medicine product candidates, including with respect to other products in such markets;

•	the introduction of technological innovations or new therapies that compete with the products and services of the combined company; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock. In addition, a recession, depression or other sustained adverse market event resulting from the spread of COVID-19 or otherwise could materially and adversely affect the combined company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the combined company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the combined company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results and financial condition.

Following the merger, the combined company may be unable to integrate successfully the businesses of Aduro and Chinook and realize the anticipated benefits of the merger.

The merger involves the combination of two companies which currently operate as independent companies. Following the merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

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the inability to successfully combine the businesses of Aduro in a manner that permits the combined company to achieve the synergies anticipated to result from the merger, which would result in the anticipated benefits of the merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	complexities associated with managing the combined businesses;

•	integrating personnel from the two companies;

•	creation of uniform standards, controls, procedures, policies and information systems;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

In addition, Aduro and Chinook have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain relationships with customers, suppliers and employees or the ability to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of the combined company.

The combined company may need to raise additional capital in the future, and such funds may not be available on attractive terms, or at all.

The combined company expects to need to raise additional capital in the future to support its operations even if the Chinook note financing closes. The combined company cannot be certain that additional capital will be available as needed or on acceptable terms, or at all. If the combined company requires additional capital at a time when an investment in the combined company, in pharmaceutical and biotechnology companies or the market in general is limited, the combined company may not be able to raise additional funds at the time that it desires, or at all. If the combined company does raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of its stock could be significantly diluted and these newly issued securities may have rights, preferences or privileges senior to those of holders of the common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments.

If the assets subject to the CVR Agreement are not disposed of in a timely manner, the combined company may have to incur time and resources to wind down or dispose of such assets.

In connection with the merger, Aduro will declare a dividend to its common stockholders of record the right to receive one CVR for each outstanding share of Aduro common stock held by such stockholder as of such date, each representing the non-transferable contractual right to receive certain contingent payments from Aduro upon the occurrence of certain events within agreed time periods relating to the disposition by the combined company of certain non-renal assets of Aduro. See the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement” beginning on page 132 of this proxy statement/prospectus. Pursuant to the terms of the CVR Agreement, if the committee appointed by the board of directors are unable to sell the assets subject to the CVR Agreement prior to the six-month anniversary of the closing date, the combined company will be responsible for any wind-down costs associated with the termination of such assets. Further, pursuant to the terms of the CVR Agreement, the holders of Aduro common stock prior to the closing, rather than the holders of the combined company’s common stock, are the primary recipients of any net proceeds of the disposition of the assets subject to the CVR Agreement. Absent such CVR Agreement, the combined company could have allocated such funds, time and resources to its core programs and the foregoing could be a distraction to the combined company’s management and employees. As a result, the combined company’s operations and financial condition may be adversely affected.

The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses as a public company that Chinook did not incur as a private company, including costs associated with public company reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The combined company’s management team will consist of the executive officers of Chinook prior to the merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all of these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Once the combined company is no longer an emerging growth company, a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results.

The combined company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the combined company file with the SEC, annual, quarterly and current reports with respect to the combined company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as an emerging growth company the combined company may take advantage of exemptions from various requirements such as an exemption from the requirement to have the combined company’s independent auditors attest to the combined company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 as well as an exemption from the “say on pay” voting requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. After the combined company no longer qualifies as an emerging growth company, the combined company may still qualify as a “smaller reporting company” which may allow the combined company to take advantage of some of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in the combined company’s periodic reports and proxy statements. The combined company will cease being an emerging growth company on December 31, 2020. Even after the combined company no longer qualifies as an emerging growth company, it expects to still qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, which will allow the combined company to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the combined company’s periodic reports and proxy statements. Once the combined company is no longer an emerging growth company, a smaller reporting company or otherwise qualifies for these exemptions, the combined company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the combined company is not able to comply with the requirements in a timely manner or at all, the combined company’s financial condition or the market price of the combined company’s common stock may be harmed. For example, if the combined company or its independent auditor identifies deficiencies in the combined company’s internal control over financial reporting that are deemed to be material weaknesses the combined company could face additional costs to remedy those deficiencies, the market price of the combined company’s stock could decline or the combined company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

The unaudited pro forma condensed combined financial data for Aduro and Chinook included in this proxy statement/prospectus is preliminary, and the combined company’s actual financial position and operations after the merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial data for Aduro and Chinook included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the periods presented. The combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be determined when the combined company has determined the final consideration and completed the detailed valuations and other studies necessary. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments and may include changes in allocations to intangible assets and bargain purchase gain or goodwill based on the results of certain valuations and other studies that have yet to be completed, other changes to assets and liabilities and changes to the ultimate purchase consideration. For more information see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page F-54.

Provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may discourage any takeover attempts the company stockholders may consider favorable, and may lead to entrenchment of management.

Provisions of the combined company’s amended and restated certificate of incorporation and amended and restated bylaws could delay or prevent changes in control or changes in management without the consent of the board of directors. These provisions will include the following:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	a prohibition on stockholder action by written consent, which means that all stockholder action must be taken at an annual or special meeting of the stockholders;

•	a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations for election to the board of directors;

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a requirement that no member of the board of directors may be removed from office by stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than two-thirds of all outstanding shares of voting stock to amend any bylaws by stockholder action or to amend specific provisions of the certificate of incorporation; and

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the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, these provisions would apply even if the combined company were to receive an offer that some stockholders may consider beneficial.

The combined company will also be subject to the anti-takeover provisions contained in Section 203 of the DGCL, or Section 203. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

The certificate of incorporation and bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.

The certificate of incorporation and bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on the combined company’s behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against it arising pursuant to any provisions of the DGCL, its certificate of incorporation or its bylaws, or any action asserting a claim against it that is governed by the internal affairs doctrine. The amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. The provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the certificate of incorporation and bylaws to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations.

Aduro and Chinook do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the merger, there had been no public market for shares of Chinook capital stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing securityholders of Aduro and Chinook sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of July 1, 2020 and shares expected to be issued upon completion of the merger the combined company is expected to have outstanding a total of approximately 164,736,498 shares of common stock immediately following the completion of the merger, without giving effect to the securities to be issued upon conversion of the convertible promissory notes issued in the Chinook note financing. Of the shares of common stock,                shares will be available for sale in the public market beginning 180 days after the closing of the merger as a result of the expiration of lock-up agreements between Aduro and Chinook on the one hand and certain securityholders of Aduro and Chinook on the other hand. All other outstanding shares of common stock, other than shares held by affiliates of the combined company, will be freely tradable, without restriction, in the public market. In addition, shares of common stock that are subject to outstanding options of Chinook will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

After completion of the merger, the combined company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval.

Upon the completion of the merger, without giving effect to the Chinook note financing, it is anticipated that the combined company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 59.1% of the combined company’s outstanding shares of common stock, subject to certain assumptions, including, but not limited to, (a) Aduro’s net cash as of closing being equal to $145 million, and (b) Chinook’s cash and cash equivalents as of closing being equal to $10 million. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Chinook note financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of the cash and cash equivalents of the combined company and the proceeds from the Chinook note financing. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the combined company’s cash resources.

Risks Related to Aduro’s Business

Aduro is, and following completion of the merger Aduro will continue to be, subject to the risks described in Part I, Item 1A in Aduro’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 9, 2020, as updated by its Quarterly Reports on Form 10-Q and future filings with the SEC, in each case, incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 246 of this proxy statement/prospectus.

Risks Related to Chinook’s Financial Position

Chinook has a history of operating losses, and Chinook may not achieve or sustain profitability. Chinook anticipates that it will continue to incur losses for the foreseeable future. If Chinook fails to obtain additional funding to conduct its planned research and development efforts, Chinook could be forced to delay, reduce or eliminate Chinook’s product development programs or commercial development efforts.

Chinook is a clinical-stage biotechnology company with a limited operating history. Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk. Chinook’s operations to date have been limited primarily to organizing and staffing Chinook, business planning, raising capital, acquiring and developing product and technology rights, manufacturing, and conducting research and development activities for Chinook’s product candidates. Chinook has never generated any revenue from product sales. Chinook has not obtained regulatory approvals for any of its product candidates, and has funded its operations to date through proceeds from sales of its preferred stock and common stock.

Chinook has incurred net losses in each year since its inception. Chinook incurred net losses of $0.7 million, $46.5 million and $5.1 million for the period from November 1, 2018 (inception) through December 31, 2018, the year ended December 31, 2019 and the three months ended March 31, 2020, respectively. As of March 31, 2020, Chinook had an accumulated deficit of $52.4 million. Substantially all of Chinook’s operating losses have resulted from costs incurred in connection with Chinook’s research and development programs and from general and administrative costs associated with Chinook’s operations. Chinook expects to continue to incur significant expenses and operating losses over the next several years and for the foreseeable future as Chinook intends to continue to conduct research and development, clinical testing, regulatory compliance activities, manufacturing activities, and, if any of Chinook’s product candidates is approved, sales and marketing activities that, together with anticipated general and administrative expenses, will likely result in Chinook incurring significant losses for the foreseeable future. Chinook’s prior losses, combined with expected future losses, have had and will continue to have an adverse effect on Chinook’s stockholders’ equity and working capital.

Chinook expects that it will need to raise additional funding before Chinook can expect to become profitable from any potential future sales of atrasentan or Chinook’s other product candidates. This additional financing may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force Chinook to delay, limit or terminate its product development efforts or other operations.

Chinook will require substantial future capital in order to complete planned and future preclinical and clinical development for atrasentan and other product candidates and potentially commercialize these product candidates. Based upon Chinook’s current operating plan, Chinook believes that its existing cash and cash equivalents as of March 31, 2020, along with the net cash held by Aduro upon consummation of the transaction and the expected proceeds from the Chinook note financing, will enable Chinook to fund its operating expenses and capital expenditure requirements through 2022. Chinook expects Chinook’s spending levels to increase in connection with Chinook’s preclinical studies and clinical trials of Chinook’s product candidates. In addition, if Chinook obtains marketing approval for any of Chinook’s product candidates, Chinook expects to incur significant expenses related to commercial launch, product sales, medical affairs, marketing, manufacturing and distribution. Furthermore, Chinook expects to incur additional costs associated with operating as a public company. Accordingly, Chinook will need to obtain substantial additional funding in connection with its continuing operations before any commercial revenue may occur.

Additional capital might not be available when Chinook needs it and Chinook’s actual cash requirements might be greater than anticipated. If Chinook requires additional capital at a time when investment in its industry or in the marketplace in general is limited, Chinook might not be able to raise funding on favorable terms, if at all. If Chinook is not able to obtain financing when needed or on terms favorable to Chinook, Chinook may need to delay, reduce or eliminate certain research and development programs or other operations, sell some or all of Chinook’s assets or merge with another entity.

Chinook’s operations have consumed significant amounts of cash since inception. Chinook’s future capital requirements will depend on many factors, including:

•	the costs associated with the scope, progress and results of discovery, preclinical development, laboratory testing and clinical trials for Chinook’s product candidates;

•	the costs associated with the manufacturing of Chinook’s product candidates;

•	the costs related to the extent to which Chinook enters into partnerships or other arrangements with third parties to further develop Chinook’s product candidates;

•	the costs and fees associated with the discovery, acquisition or in-license of product candidates or technologies;

•	Chinook’s ability to establish collaborations on favorable terms, if at all;

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the costs of future commercialization activities, if any, including product sales, marketing, manufacturing and distribution, for any of Chinook’s product candidates for which Chinook receives marketing approval;

•	revenue, if any, received from commercial sales of Chinook’s product candidates, should any of Chinook’s product candidates receive marketing approval; and

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Chinook’s intellectual property rights and defending intellectual property-related claims.

Chinook’s product candidates, if approved, may not achieve commercial success. Chinook’s commercial revenues, if any, will be derived from sales of product candidates that Chinook does not expect to be commercially available for many years, if at all. Accordingly, Chinook will need to continue to rely on additional financing to achieve Chinook’s business objectives, which may not be available to Chinook on acceptable terms, or at all.

Chinook has identified material weaknesses in its internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could harm its business and negatively impact the value of its common stock.

Chinook has identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Chinook’s annual or interim financial statements will not be prevented or detected on a timely basis. In preparing Chinook’s consolidated financial statements as of and for the year ended December 31, 2019, and as of December 31, 2018 and for the period from November 1, 2018 (inception) through December 31, 2018, management of Chinook identified the following material weaknesses in its internal control over financial reporting: (i) Chinook did not design or maintain an effective control environment commensurate with its financial reporting requirements due to lack of sufficient accounting professionals with the appropriate level of skill, experience and training commensurate with its financial reporting requirements. Additionally, the limited personnel resulted in Chinook’s inability to consistently establish appropriate authorities and responsibilities in pursuit of its financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in its finance and accounting functions. This contributed to additional material weaknesses as: (ii) Chinook did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting reporting and disclosures, including controls over the preparation and review of account reconciliations, journal entries and period end financial reporting; and (iii) Chinook did not design and maintain controls over the operating effectiveness of information technology general controls for information systems that are relevant to the preparation of its financial statements. Specifically, Chinook did not design and maintain effective controls over program change management; user access, including segregation of duties; or computer operations.

These material weaknesses resulted in adjustments to Chinook’s consolidated financial statements. Additionally, these material weaknesses could result in a misstatement of Chinook’s accounts or disclosures that would result in a material misstatement of its annual or interim financial statements that would not be prevented or detected, and accordingly, Chinook determined that these control deficiencies constitute material weaknesses.

Chinook is actively recruiting additional accounting personnel with appropriate experience, certification, education and training as a component of its plans to remediate the material weaknesses. See “Chinook Management’s Discussion and Analysis of Financial Condition and Results of Operations—Remediation of Material Weaknesses in Internal Control over Financial Reporting.” To the extent that Chinook is not able to hire and retain such individuals, the material weaknesses identified may not be remediated and management may be required to record additional adjustments to its financial statements in the future.

The combined company’s internal control over financial reporting may not meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, could have a material adverse effect on the combined company’s business and share price.

As a privately held company, Chinook was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Following the merger, the combined company’s management will be required to report on the effectiveness of the combined company’s internal control over financial reporting. The rules governing the standards that must be met for the combined company’s management to assess the combined company’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

In preparing Chinook’s consolidated financial statements as of and for the year ended December 31, 2019, and as of December 31, 2018 and for the period from November 1, 2018 (inception) through December 2018, management of Chinook identified material weaknesses in its internal control over financial reporting. See “Chinook has identified material weaknesses in its internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could harm its business and negatively impact the value of its common stock.” The combined company cannot assure you that the material weaknesses identified at Chinook will be remediated by the combined company on the timelines currently anticipated by Chinook, or at all, and/or that there will not be additional material weaknesses or significant deficiencies in the combined company’s internal control over financial reporting in the future. Any failure to maintain effective internal control over financial reporting could severely inhibit the combined company’s ability to accurately report its financial condition, results of operations or cash flows. If the combined company is unable to conclude that its internal control over financial reporting is effective, or if the combined company’s independent registered public accounting firm determines the combined company has a material weakness or significant deficiency in the combined company’s internal control over financial reporting once that firm begins its reporting on internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the combined company’s financial reports, the market price of the combined company’s common stock could decline, and the combined company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in the combined company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict the combined company’s future access to the capital markets.

Chinook’s limited operating history may make it difficult for you to evaluate the success of Chinook’s business to date and to assess Chinook’s future viability.

Chinook is a clinical-stage biotechnology company formed in late 2018. Chinook’s operations to date have been limited to organizing and staffing Chinook, business planning, raising capital, acquiring Chinook’s technology, identifying potential product candidates, undertaking research and preclinical studies of Chinook’s product candidates, manufacturing, and establishing licensing arrangements. Chinook has not yet demonstrated the ability to complete clinical trials of Chinook’s product candidates, obtain marketing approvals, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful commercialization. Consequently, any predictions you make about Chinook’s future success or viability may not be as accurate as they could be if Chinook had a longer operating history.

In addition, as a new business, Chinook may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. Chinook will need to transition from a company with a licensing and research focus to a company that is also capable of supporting clinical development and commercial activities. Chinook may not be successful in such a transition.

Risks Related to Chinook’s Product Development and Regulatory Approval

If Chinook is unable to develop, obtain regulatory approval for and commercialize atrasentan and its future product candidates, or if Chinook experiences significant delays in doing so, Chinook’s business will be materially harmed.

Chinook plans to invest a substantial amount of its efforts and financial resources in its current lead product candidate, atrasentan, an endothelin receptor antagonist, for the treatment of primary glomerular diseases. Chinook plans to initiate a phase 3 clinical trial of atrasentan, for the treatment of IgAN in early 2021, and a phase 2 clinical trial in certain primary glomerular diseases, in the first half of 2021. In addition, Chinook plans to advance its CHK-336 program in an ultra-orphan kidney disease indication towards an investigational new drug application, or IND, submission in 2021 and is advancing multiple research programs for polycystic kidney diseases and other rare, severe chronic kidney diseases. Chinook’s ability to generate product revenue will depend heavily on the successful development and eventual commercialization of atrasentan and Chinook’s other product candidates, which may never occur. Chinook currently generates no revenue from sales of any product and Chinook may never be able to develop or commercialize a marketable product.

Each of Chinook’s programs and product candidates will require further clinical and/or preclinical development, regulatory approval in multiple jurisdictions, obtaining preclinical, clinical and commercial manufacturing supply, capacity and expertise, building of a commercial organization, substantial investment and significant marketing efforts before Chinook generates any revenue from product sales. Atrasentan and Chinook’s other product candidates must be authorized for marketing by the U.S. Food and Drug Administration, or FDA, the Health Products and Food Branch of Health Canada, or HPFB, the European Medicines Agency, or EMA, and certain other foreign regulatory agencies before Chinook may commercialize any of its product candidates.

The success of atrasentan and Chinook’s other product candidates depends on multiple factors, including:

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successful completion of preclinical studies, including those compliant with Good Laboratory Practices, or GLP, or GLP toxicology studies, biodistribution studies and minimum effective dose studies in animals, and successful enrollment and completion of clinical trials compliant with current Good Clinical Practices, or GCPs;

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effective INDs and Clinical Trial Authorizations, or CTAs, that allow commencement of Chinook’s planned clinical trials or future clinical trials for Chinook’s product candidates in relevant territories;

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establishing and maintaining relationships with contract research organizations, or CROs, and clinical sites for the clinical development of Chinook’s product candidates, both in the United States and internationally;

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maintenance of arrangements with third-party contract manufacturing organizations, or CMOs, for key materials used in Chinook’s manufacturing processes and to establish backup sources for clinical and large-scale commercial supply;

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positive results from Chinook’s clinical programs that are supportive of safety and efficacy and provide an acceptable risk-benefit profile for Chinook’s product candidates in the intended patient populations;

•	receipt of regulatory approvals from applicable regulatory authorities, including those necessary for pricing and reimbursement of its product candidates;

•	establishment and maintenance of patent and trade secret protection and regulatory exclusivity for Chinook’s product candidates;

•	commercial launch of Chinook’s product candidates, if and when approved, whether alone or in collaboration with others;

•	acceptance of Chinook’s product candidates, if and when approved, by patients, patient advocacy groups, third-party payors and the general medical community;

•	Chinook’s effective competition against other therapies available in the market;

•	establishment and maintenance of adequate reimbursement from third-party payors for Chinook’s product candidates;

•	Chinook’s ability to acquire or in-license additional product candidates;

•	prosecution, maintenance, enforcement and defense of intellectual property rights and claims;

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maintenance of a continued acceptable safety profile of Chinook’s product candidates following approval, including meeting any post-marketing commitments or requirements imposed by or agreed to with applicable regulatory authorities;

•	political factors surrounding the approval process, such as government shutdowns, political instability or global pandemics such as the outbreak of the novel strain of coronavirus, COVID-19; or

•	disruptions in enrollment of Chinook’s clinical trials due to the COVID-19 pandemic.

If Chinook does not succeed in one or more of these factors in a timely manner or at all, Chinook could experience significant delays or an inability to successfully commercialize its product candidates, which would materially harm Chinook’s business. If Chinook does not receive regulatory approvals for Chinook’s product candidates, Chinook may not be able to continue its operations.

Success in preclinical studies and earlier clinical trials for Chinook’s product candidates may not be indicative of the results that may be obtained in later clinical trials, including Chinook’s phase 3 clinical trial for atrasentan, which may delay or prevent obtaining regulatory approval.

Clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Success in preclinical studies and early clinical trials may not be predictive of results in later-stage clinical trials, and successful results from early or small clinical trials may not be replicated or show as favorable an outcome in later-stage or larger clinical trials, even if successful. Chinook will be required to demonstrate through adequate and well-controlled clinical trials that Chinook’s product candidates are safe and effective for their intended uses before Chinook can seek regulatory approvals for their commercial sale. The conduct of phase 3 trials and the submission of an NDA is a complicated process. Chinook has not previously conducted any clinical trials, has limited experience in preparing, submitting and supporting regulatory filings, and has not previously submitted an NDA. Consequently, Chinook may be unable to successfully and efficiently execute and complete necessary clinical trials and other requirements in a way that leads to NDA submission and approval of any product candidate Chinook is developing.

Chinook acquired atrasentan from AbbVie. Atrasentan was previously investigated in a phase 3 clinical trial evaluating the effects of atrasentan on progression of kidney disease in patients with stage 2 to 4 chronic kidney diseases and type 2 diabetes, referred to as the SONAR trial. While patients receiving atrasentan in the SONAR trial had a lower rate of primary composite renal events than patients receiving placebo, the trial accrued measurable primary endpoints at a slower rate than expected, and AbbVie decided to close the study early for corporate strategic reasons. Chinook believes the results of the SONAR trial support further evaluation of atrasentan. Although the SONAR trial was not terminated due to safety concerns, further safety issues could be discovered in Chinook’s planned phase 2 and phase 3 trials. Based on the data from the SONAR trial, Chinook believes that atrasentan, combined with current standard of care, may have benefits compared to treatment with current standard of care. However, Chinook cannot assure you that any potential advantages that Chinook believes atrasentan may have for treatment of patients with primary glomerular diseases will be substantiated by Chinook’s planned clinical trials or included in the product’s labeling should Chinook obtain approval. Without head-to-head data, Chinook will not be able to make comparative claims with respect to any other treatments. In addition, the patient populations under investigation with atrasentan have many co-morbidities that may cause severe illness or death, which may be attributed to atrasentan in a manner that negatively affects its safety profile. If the results of Chinook’s clinical trials for atrasentan are inconclusive with respect to efficacy, if Chinook does not meet its clinical endpoints with statistical significance, or if there are unanticipated safety concerns or adverse events that emerge during clinical trials, Chinook may have to conduct further preclinical studies and/or clinical trials before obtaining marketing approval, or Chinook may be prevented from or delayed in obtaining marketing approval.

Though atrasentan has been evaluated by AbbVie in clinical trials, Chinook’s other product candidates, such as CHK-336, have not been evaluated in human clinical trials, and Chinook may experience unexpected or negative results in the future if and when CHK-336 or Chinook’s other product candidates are evaluated in clinical trials. Any positive results Chinook has observed for CHK-336 in preclinical animal models may not be predictive of Chinook’s future clinical trials in humans, as animal models carry inherent limitations relevant to all preclinical studies. Chinook’s product candidates, including CHK-336, may also fail to show the desired safety and efficacy in later stages of clinical development even if they successfully advance through initial clinical trials. Even if Chinook’s clinical trials demonstrate acceptable safety and efficacy of atrasentan or CHK-336 or any other product candidates and such product candidates receive regulatory approval, the labeling Chinook obtains through negotiations with the FDA or foreign regulatory authorities may not include data on secondary endpoints and may not provide Chinook with a competitive advantage over other products approved for the same or similar indications.

Many companies in the biotechnology industry have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and there is a high failure rate for product candidates proceeding through clinical trials. In addition, different methodologies, assumptions and applications Chinook utilizes to assess particular safety or efficacy parameters may yield different statistical results. Even if Chinook believes the data collected from clinical trials of Chinook’s product candidates are promising, these data may not be sufficient to support approval by the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted in different ways. Accordingly, the FDA or foreign regulatory authorities could interpret these data in different ways from Chinook or Chinooks’ partners, which could delay, limit or prevent regulatory approval. If Chinook’s study data do not consistently or sufficiently demonstrate the safety or efficacy of any of Chinook’s product candidates, including atrasentan, to the satisfaction of the FDA or foreign regulatory authorities, then the regulatory approvals for such product candidates could be significantly delayed as Chinook works to meet approval requirements, or, if Chinook is not able to meet these requirements, such approvals could be withheld or withdrawn.

Even if Chinook completes the necessary preclinical studies and clinical trials, Chinook cannot predict when, or if, Chinook will obtain regulatory approval to commercialize a product candidate and the approval may be for a narrower indication than Chinook seeks.

Prior to commercialization, atrasentan and Chinook’s other product candidates must be approved by the FDA pursuant to an NDA in the United States and pursuant to similar marketing applications by the HPFB, EMA and similar regulatory authorities outside the United States. The process of obtaining marketing approvals, both in the United States and abroad, is expensive and takes many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Failure to obtain marketing approval for a product candidate will prevent Chinook from commercializing the product candidate. Chinook has not received approval to market atrasentan or any of Chinook’s other product candidates from regulatory authorities in any jurisdiction. Chinook has no experience in submitting and supporting the applications necessary to gain marketing approvals, and, in the event regulatory authorities indicate that Chinook may submit such applications, Chinook may be unable to do so as quickly and efficiently as desired. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Chinook’s product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude Chinook’s obtaining marketing approval or prevent or limit commercial use. Regulatory authorities have substantial discretion in the approval process and may refuse to accept or file any application or may decide that Chinook’s data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate.

Approval of atrasentan and Chinook’s other product candidates may be delayed or refused for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Chinook’s clinical trials;

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Chinook may be unable to demonstrate, to the satisfaction of the FDA or comparable foreign regulatory authorities, that Chinook’s product candidates are safe and effective for any of their proposed indications;

•	the populations studied in clinical trials may not be sufficiently broad or representative to assure efficacy and safety in the populations for which Chinook seeks approval;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	Chinook may be unable to demonstrate that Chinook’s product candidates’ clinical and other benefits outweigh their safety risks;

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the data collected from clinical trials of Chinook’s product candidates may not be sufficient to support the submission of an NDA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•	the facilities of third-party manufacturers with which Chinook contracts or procures certain service or raw materials, may not be adequate to support approval of Chinook’s product candidates; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Chinook’s clinical data insufficient for approval.

Even if Chinook’s product candidates meet their pre-specified safety and efficacy endpoints in clinical trials, the regulatory authorities may not complete their review processes in a timely manner and may not consider such the clinical trial results sufficient to grant, or Chinook may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, Chinook may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of narrow indications, warnings, contraindications or Risk Evaluation and Mitigation Strategies, or REMS. These regulatory authorities may also grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of Chinook’s product candidates. Any of the foregoing scenarios could materially harm the commercial prospects for Chinook’s product candidates and adversely affect Chinook’s business, financial condition, results of operations and prospects.

The outbreak of COVID-19, or similar public health crises, could have a material adverse impact on Chinook’s business, financial condition and results of operations, including the execution of Chinook’s planned clinical trials.

In December 2019, a novel strain of the coronavirus SARS-CoV-2, was identified in Wuhan, China. This virus spread globally, including within the United States and in March 2020 the World Health Organization declared the disease caused by SARS-CoV-2, COVID-19, a pandemic. The pandemic and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, facilities and production have been suspended, and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The extent to which COVID-19 impacts Chinook’s business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the actions to contain the virus or treat its impact.

For instance, Chinook’s planned phase 3 clinical trial for atrasentan has been and may continue to be affected by the pandemic. Site initiation, participant recruitment and enrollment, participant dosing, distribution of clinical trial materials, study monitoring and data analysis for Chinook’s planned clinical trials may be delayed due to changes in hospital or university policies, federal, state or local regulations, prioritization of hospital resources toward pandemic efforts, or other reasons related to the pandemic. Additionally, some participants and clinical investigators may not be able to comply with clinical trial protocols. For example, quarantines or other travel limitations (whether voluntary or required) may impede participant movement, affect sponsor access to study sites, or interrupt healthcare services, and Chinook may be unable to conduct its planned clinical trials. If the global effort to control the spread of COVID-19 and treat COVID-19 patients continues on the current trajectory for an extended period of time, Chinook risks a delay in activating sites and enrolling subjects as previously projected. Any such delays to Chinook’s planned phase 3 clinical trial for atrasentan and the planned clinical trials for its other product candidates could impact the use and sufficiency of its existing cash reserves, and it may be required to raise additional capital earlier than it had previously planned. Chinook may be unable to raise additional capital if and when needed, which may result in further delays or suspension of its development plans.

Further, infections and deaths related to COVID-19 are disrupting certain healthcare and healthcare regulatory systems globally. Such disruptions could divert healthcare resources away from, or materially delay review by, the FDA and comparable foreign regulatory agencies. It is unknown how long these disruptions could continue, were they to occur. Any elongation or de-prioritization of Chinook’s clinical trials or delay in regulatory review resulting from such disruptions could materially adversely affect the development and study of its product candidates.

Chinook currently utilizes third parties to, among other things, manufacture raw materials and its product candidates, components, parts, and consumables, and to perform quality testing. If either Chinook or any third-party in the supply chain for materials used in the production of its product candidates are adversely impacted by restrictions resulting from the COVID-19 pandemic, its supply chain may be disrupted, limiting Chinook’s ability to manufacture product candidates for its clinical trials.

In response to the COVID-19 pandemic, Chinook has closed its offices with its employees continuing their work outside of Chinook’s offices. In the event of a shelter-in-place order or other mandated local travel restrictions, third parties conducting clinical or manufacturing activities may not be able to access laboratory or manufacturing space, and Chinook’s core activities may be significantly limited or curtailed, possibly for an extended period of time.

The spread of COVID-19, which has caused a broad impact globally, including restrictions on travel and quarantine policies put into place by businesses and governments, may have a material adverse effect on Chinook’s business. While the potential economic impact brought by and the duration of the pandemic may be difficult to assess or predict, it has already caused, and is likely to result in further, significant disruption of global financial markets and the trading prices of biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic, which may reduce Chinook’s ability to access capital either at all or on favorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the global effort to control COVID-19 infections could materially and adversely affect Chinook’s business.

The ultimate impact of the current pandemic, or any other health epidemic, is highly uncertain and subject to change. Chinook does not yet know the full extent of potential delays or impacts on its business, its planned clinical trials, healthcare systems or the global economy as a whole. However, these effects could have a material adverse impact on Chinook’s business, financial condition and results of operations.

Atrasentan and Chinook’s other product candidates may cause undesirable and/or unforeseen side effects or be perceived by the public as unsafe, which could delay or prevent their advancement into clinical trials or regulatory approval, limit the commercial potential or result in significant negative consequences.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events associated with Chinook’s product candidates’ use. Results of Chinook’s clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. For example, in the phase 3 SONAR trial, adverse events included fluid retention, anemia and reduced spermatogenesis. ERAs as a class are known to have potential effects on spermatogenesis. If any such adverse events occur, Chinook’s clinical trials could be suspended or terminated and the FDA, the HPFB, the European Commission, the EMA or other regulatory authorities could order Chinook to cease further development of, or deny approval of, Chinook’s product candidates for any or all targeted indications. Even if Chinook can demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if Chinook elects, or is required, to not initiate, delay, suspend or terminate any future clinical trial of any of Chinook’s product candidates, the commercial prospects of such product candidates may be harmed and Chinook’s ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm Chinook’s ability to develop other product candidates, and may adversely affect Chinook’s business, financial condition, results of operations and prospects significantly. Other treatments for kidney diseases that utilize an ETA receptor antagonist or similar mechanism of action could also generate data that could adversely affect the clinical, regulatory or commercial perception of atrasentan and Chinook’s other product candidates.

Additionally, if any of Chinook’s product candidates receives marketing approval, the FDA could require Chinook to adopt a REMS to ensure that the benefits of the product outweigh its risks, which may include, for example, a Medication Guide outlining the risks of the product for distribution to patients and a communication plan to health care practitioners, or other elements to assure safe use of the product. For example, other approved ERAs have been required to include a REMS regarding the risk of embryo-fetal toxicity. Furthermore, if Chinook or others later identify undesirable side effects caused by Chinook’s product candidates, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend or withdraw approvals of such product candidate;

•	regulatory authorities may require additional warnings in the labeling;

•	Chinook may be required to change the way a product candidate is administered or conduct additional clinical trials;

•	Chinook could be sued and held liable for harm caused to patients; and

•	Chinook’s reputation may suffer.

Any of these occurrences may harm Chinook’s business, financial condition, results of operations and prospects significantly.

Certain of the diseases Chinook seeks to treat have low prevalence, and it may be difficult to identify patients with these diseases, which may lead to delays in enrollment for Chinook’s trials or slower commercial revenue growth if atrasentan or Chinook’s other product candidates are approved.

While chronic kidney diseases represent a large market, primary glomerular kidney diseases, including IgAN, to which Chinook’s lead product candidate is targeted, have relatively low incidence and prevalence. Chinook estimates that IgAN affects approximately 140,000 patients in the United States, approximately 200,000 people in Europe and several million people in Asia. Chinook is also developing CHK-336 for the treatment of an ultra-orphan kidney disease. These small populations could pose obstacles to the timely recruitment and enrollment of a sufficient number of eligible patients into Chinook’s trials, or limit a product candidate’s commercial potential. Patient enrollment may be affected by other factors including:

•	the ability to identify and enroll patients that meet study eligibility criteria in a timely manner for clinical trials;

•	the severity of the disease under investigation;

•	design of the study protocol;

•	the perceived risks, benefits and convenience of administration of the product candidate being studied;

•	the patient referral practices of providers;

•	the proximity and availability of clinical trial sites to prospective patients; and

•	the availability of approved or investigational alternative treatment options.

Chinook’s inability to enroll a sufficient number of patients with these diseases for Chinook’s planned clinical trials would result in significant delays and could cause Chinook to not initiate or abandon one or more clinical trials altogether. Enrollment delays in Chinook’s clinical trials may result in increased time to potential approval and development costs for Chinook’s product candidates, which would cause the value of Chinook to decline and limit Chinook’s ability to obtain additional financing.

Additionally, Chinook’s projections of both the number of people who have IgAN and other primary glomerular diseases, as well as the people with these diseases who have the potential to benefit from treatment with Chinook’s product candidates, are based on estimates derived from a commissioned market research study, which may not accurately identify the size of the market for Chinook’s product candidates. The total addressable market opportunity for atrasentan and Chinook’s other product candidates will ultimately depend upon, among other things, the final labeling for Chinook’s product candidates, if Chinook’s product candidates are approved for sale in Chinook’s target indications, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients globally may turn out to be lower than expected, patients may not be otherwise amenable to treatment with Chinook’s product candidates, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect Chinook’s results of operations and Chinook’s business.

Moreover, in light of the limited number of potential patients impacted by primary glomerular diseases, Chinook’s per-patient therapy pricing of atrasentan, if approved, may need to be high in order to recover Chinook’s development and manufacturing costs, fund additional research and achieve profitability. Chinook may also need to fund patient support programs upon the marketing of a product candidate, which would negatively affect Chinook’s product revenue. Chinook may be unable to maintain or obtain sufficient therapy sales volumes at a price high enough to justify Chinook’s development efforts and Chinook’s sales, marketing and manufacturing expenses.

Chinook may not be successful in its efforts to expand its pipeline of product candidates and develop marketable products.

Because Chinook has limited financial and managerial resources, Chinook focuses on research programs and product candidates that Chinook identifies for specific indications. Chinook’s business depends on its successful development and commercialization of the limited number of internal product candidates Chinook is researching or has in preclinical development. Even if Chinook is successful in continuing to build its pipeline, development of the potential product candidates that Chinook identifies will require substantial investment in additional clinical development, management of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, obtaining manufacturing supply capability, building a commercial organization, and significant marketing efforts before Chinook generates any revenue from product sales. Furthermore, such product candidates may not be suitable for clinical development, including as a result of their harmful side effects, limited efficacy or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If Chinook cannot develop further product candidates, Chinook may not be able to obtain product revenue in future periods, which would adversely affect Chinook’s business, prospects, financial condition and results of operations.

Although Chinook’s pipeline includes multiple programs, Chinook is primarily focused on its lead product candidates, atrasentan and CHK-336, and Chinook may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Chinook’s resource allocation decisions may cause Chinook to fail to capitalize on viable commercial products or profitable market opportunities. Chinook’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. Chinook’s understanding and evaluation of biological targets for the discovery and development of new product candidates may fail to identify challenges encountered in subsequent preclinical and clinical development. If Chinook does not accurately evaluate the commercial potential or target market for a particular product candidate, Chinook may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for Chinook to retain sole development and commercialization rights.

Any product candidate for which Chinook obtains marketing approval will be subject to extensive post-marketing regulatory requirements and could be subject to post-marketing restrictions or withdrawal from the market, and Chinook may be subject to penalties if it fails to comply with regulatory requirements or if it experiences unanticipated problems with Chinook’s product candidates, when and if any of them are approved.

Chinook’s product candidates and the activities associated with their development and potential commercialization, including their testing, manufacturing, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other U.S. and international regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, including current Good Manufacturing Practices, or cGMPs, quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by the FDA and other regulatory authorities and requirements regarding the distribution of samples to providers and recordkeeping. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMPs.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of any approved product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure that they are marketed in a manner consistent with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products. If Chinook promotes its product candidates in a manner inconsistent with FDA-approved labeling or otherwise not in compliance with FDA regulations, Chinook may be subject to enforcement action. Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws and similar laws in international jurisdictions.

In addition, later discovery of previously unknown adverse events or other problems with Chinook’s product candidates, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such product candidates, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of any approved product from the market;

•	refusal to approve pending applications or supplements to approved applications that Chinook submits;

•	recall of product candidates;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of Chinook’s product candidates;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit Chinook’s ability to commercialize its product candidates and generate revenue and could require Chinook to expend significant time and resources in response and could generate negative publicity. The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Chinook’s product candidates. If Chinook is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Chinook is not able to maintain regulatory compliance, it may lose any marketing approval that it has obtained, and Chinook may not achieve or sustain profitability.

Non-compliance with Canadian and European requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with Canada’s or Europe’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Chinook’s failure to obtain regulatory approval in international jurisdictions would prevent Chinook from marketing Chinook’s product candidates outside the United States.

To market and sell atrasentan and Chinook’s other product candidates in other jurisdictions, Chinook must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time and data required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, Chinook must secure product reimbursement approvals before regulatory authorities will approve the product for sale in that country. Failure to obtain foreign regulatory approvals or non-compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Chinook and could delay or prevent the introduction of Chinook’s product candidates in certain countries.

If Chinook fails to comply with the regulatory requirements in international markets and receive applicable marketing approvals, Chinook’s target market will be reduced and Chinook’s ability to realize the full market potential of Chinook’s product candidates will be harmed and Chinook’s business will be adversely affected. Chinook may not obtain foreign regulatory approvals on a timely basis, if at all. Chinook’s failure to obtain approval of any of Chinook’s product candidates by regulatory authorities in another country may significantly diminish the commercial prospects of that product candidate and Chinook’s business prospects could decline.

Risks Related to Commercialization and Manufacturing

The commercial success of Chinook’s product candidates, including atrasentan, will depend upon their degree of market acceptance by providers, patients, patient advocacy groups, third-party payors and the general medical community.

Even with the requisite approvals from the FDA, the HPFB, the EMA and other regulatory authorities internationally, the commercial success of Chinook’s product candidates will depend, in part, on the acceptance of providers, patients and third-party payors of drugs designed to act as a selective blocker of the ETA receptor in general, and Chinook’s product candidates in particular, as medically necessary, cost-effective and safe. In addition, Chinook may face challenges in seeking to establish and grow sales of atrasentan or its other product candidates. Any product that Chinook commercializes may not gain acceptance by providers, patients, patient advocacy groups, third-party payors and the general medical community. If these products do not achieve an adequate level of acceptance, Chinook may not generate significant product revenue and may not become profitable. The degree of market acceptance of atrasentan and Chinook’s other product candidates, if approved for commercial sale, will depend on several factors, including:

•	the efficacy, durability and safety of such product candidates as demonstrated in clinical trials;

•	the potential and perceived advantages of product candidates over alternative treatments;

•	the cost of treatment relative to alternative treatments;

•	the clinical indications for which the product candidate is approved by the FDA, the HPFB or the European Commission;

•	the willingness of providers to prescribe new therapies;

•	the willingness of the target patient population to try new therapies;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA, the HPFB, EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

•	the quality of Chinook’s relationships with patient advocacy groups;

•	publicity concerning Chinook’s product candidates or competing products and treatments; and

•	sufficient third-party payor coverage and adequate reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched.

The pricing, insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for Chinook’s product candidates, if approved, could limit Chinook’s ability to market those products and decrease Chinook’s ability to generate product revenue.

Chinook’s target indications, including IgAN and other primary glomerular diseases, are indications with small patient populations. For product candidates that are designed to treat smaller patient populations to be commercially viable, the reimbursement for such product candidates must be higher, on a relative basis, to account for the lack of volume. Accordingly, Chinook will need to implement a coverage and reimbursement strategy for any approved product candidate that accounts for the smaller potential market size. If Chinook is unable to establish or sustain coverage and adequate reimbursement for its product candidates from third-party payors, the adoption of those product candidates and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved.

Chinook expects that coverage and reimbursement by third-party payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of atrasentan and Chinook’s other product candidates will depend substantially, both domestically and internationally, on the extent to which the costs of Chinook’s product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government authorities, private health coverage insurers and other third-party payors. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Chinook to establish or maintain pricing sufficient to realize a sufficient return on Chinook’s investment.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered and reimbursed. The Medicare program covers certain individuals aged 65 or older, disabled or suffering from end-stage renal disease. The Medicaid program, which varies from state-to-state, covers certain individuals and families who have limited financial means. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. One payor’s determination to provide coverage for a drug product, however, does not assure that other payors will also provide coverage for the drug product. Further, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved.

In addition to government and private payors, professional organizations such as the American Medical Association, or the AMA, can influence decisions about coverage and reimbursement for new products by determining standards for care. In addition, many private payors contract with commercial vendors who sell software that provide guidelines that attempt to limit utilization of, and therefore reimbursement for, certain products deemed to provide limited benefit to existing alternatives. Such organizations may set guidelines that limit reimbursement or utilization of Chinook’s product candidates. Even if favorable coverage and reimbursement status is attained for one or more product candidates for which Chinook’s collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and Chinook believes the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as Chinook’s product candidates. In many countries, particularly the countries of the EU, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Chinook may be required to conduct a clinical trial that compares the cost-effectiveness of Chinook’s product candidate to other available therapies. In general, the prices of products under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that Chinook is able to charge for its product candidates. Accordingly, in markets outside the United States, the reimbursement for Chinook’s product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Moreover, increasing efforts by governmental and third-party payors, in the United States and internationally, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for Chinook’s product candidates. Chinook expects to experience pricing pressures in connection with the sale of any of Chinook’s product candidates due to the trend toward managed healthcare, the increasing influence of certain third-party payors, such as health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products into the healthcare market. Recently there have been instances in which third-party payors have refused to reimburse treatments for patients for whom the treatment is indicated in the FDA-approved product labeling. Even if Chinook is successful in obtaining FDA approvals to commercialize Chinook’s product candidates, Chinook cannot guarantee that Chinook will be able to secure reimbursement for all patients for whom treatment with Chinook’s product candidates is indicated.

If third parties on which Chinook depends to conduct its planned preclinical studies or clinical trials, do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, Chinook’s development program could be delayed with adverse effects on Chinook’s business, financial condition, results of operations and prospects.

Chinook relies on third party CROs, CMOs, consultants and others to design, conduct, supervise and monitor key activities relating to, discovery, manufacturing, preclinical studies and clinical trials of Chinook’s product candidates, and Chinook intends to do the same for future activities relating to existing and future programs. Because Chinook relies on third parties and does not have the ability to conduct all required testing, discovery, manufacturing, preclinical studies or clinical trials independently, Chinook has less control over the timing, quality and other aspects of discovery, manufacturing, preclinical studies and clinical trials than Chinook would if Chinook conducted them on its own. These investigators, CROs, CMOs and consultants are not Chinook’s employees, and Chinook has limited control over the amount of time and resources that they dedicate to Chinook’s programs. These third parties may have contractual relationships with other entities, some of which may be Chinook’s competitors, which may draw time and resources from Chinook’s programs. The third parties Chinook contracts with might not be diligent, careful or timely in conducting Chinook’s discovery, manufacturing, preclinical studies or clinical trials, resulting in testing, discovery, manufacturing, preclinical studies or clinical trials being delayed or unsuccessful, in whole or in part.

If Chinook cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, Chinook’s clinical development programs could be delayed and otherwise adversely affected. In all events, Chinook is responsible for ensuring that each of Chinook’s preclinical studies and clinical trials is conducted in accordance with the general investigational plan and protocols for the trial, as well as in accordance with GLP, GCP and other applicable laws, regulations and standards. Chinook’s reliance on third parties that it does not control does not relieve Chinook of these responsibilities and requirements. The FDA and other regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If Chinook or any of these third parties fails to comply with applicable GCPs, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Chinook to perform additional clinical trials before approving its marketing applications. Chinook cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Chinook’s clinical trials have complied with GCPs. In addition, Chinook’s clinical trials must be conducted with product produced in accordance with cGMPs. Chinook’s failure to comply with these regulations may require it to repeat clinical trials, which could delay or prevent the receipt of regulatory approvals. Any such event could have an adverse effect on Chinook’s business, financial condition, results of operations and prospects.

Chinook faces significant competition in an environment of rapid technological change and it is possible that Chinook’s competitors may achieve regulatory approval before Chinook or develop therapies that are more advanced or effective than Chinook’s, which may harm Chinook’s business, financial condition and Chinook’s ability to successfully market or commercialize atrasentan, CHK-336 and Chinook’s other product candidates.

The biotechnology and pharmaceutical industries are characterized by rapidly changing technologies, competition and a strong emphasis on intellectual property. Chinook is aware of several companies focused on developing primary glomerular disease treatments in various indications as well as several companies addressing other treatments for rare, severe chronic kidney diseases. Chinook may also face competition from large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing and commercialization.

Although several companies are focused on developing treatments on primary glomerular diseases, including IgAN, there are currently limited treatment options for primary glomerular diseases. To Chinook’s knowledge, there are no approved drugs for IgAN, but there are a variety of treatments utilized that include renin angiotensin inhibitors, steroids, chemotherapy drugs and immunomodulatory approaches. In addition, there are a number of competitors in clinical development for the treatment of IgAN, at a similar stage of development or more advanced than Chinook, including Calliditas Therapeutics AB, Omeros Corporation and Retrophin, Inc.

Many of Chinook’s potential competitors, alone or with their strategic partners, may have substantially greater financial, technical and other resources than Chinook does, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Chinook’s commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product candidates that Chinook may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly than Chinook may obtain approval for its products, which could result in Chinook’s competitors establishing a strong market position before Chinook is able to enter the market, if ever. Additionally, new or advanced technologies developed by Chinook’s competitors may render Chinook’s current or future product candidates uneconomical or obsolete, and Chinook may not be successful in marketing its product candidates against competitors.

To become and remain profitable, Chinook must develop and eventually commercialize product candidates with significant market potential, which will require Chinook to be successful in a range of challenging activities. These activities include, among other things, completing preclinical studies and initiating and completing clinical trials of Chinook’s product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products that are approved and satisfying any post marketing requirements. Chinook may never succeed in any or all of these activities and, even if Chinook does, Chinook may never generate revenues that are significant or large enough to achieve profitability. If Chinook does achieve profitability, Chinook may not be able to sustain or increase profitability on a quarterly or annual basis. Chinook’s failure to become and remain profitable would decrease the value of the company and could impair Chinook’s ability to raise capital, maintain Chinook’s research and development efforts, expand Chinook’s business or continue operations. A decline in the value of Chinook also could cause you to lose all or part of your investment.

The manufacture of drugs is complex, and Chinook’s third-party manufacturers may encounter difficulties in production. If any of Chinook’s third-party manufacturers encounter such difficulties, Chinook’s ability to provide supply of atrasentan, CHK-336 or Chinook’s other product candidates for clinical trials, Chinook’s ability to obtain marketing approval, or Chinook’s ability to provide supply of Chinook’s product candidates for patients, if approved, could be delayed or stopped.

Chinook intends to establish manufacturing relationships with a limited number of suppliers to manufacture raw materials, the drug substance and finished product of any product candidate for which Chinook is responsible for preclinical or clinical development. Pursuant to its license agreement with AbbVie, Chinook received a substantial amount of drug product and drug substance to support initiation of its planned clinical trials of atrasentan; however, Chinook does not have an ongoing manufacturing agreement for atrasentan with AbbVie or any other CMO. Chinook will need to establish manufacturing relationships for the production of sufficient atrasentan in order to complete its planned clinical trials and for any potential commercialization. Each supplier may require licenses to manufacture such components if such processes are not owned by the supplier or in the public domain. As part of any marketing approval, a manufacturer and its processes are required to be qualified by the FDA prior to regulatory approval. If supply from the approved vendor is interrupted, there could be a significant disruption in commercial supply. An alternative vendor would need to be qualified through an NDA supplement which could result in further delay. The FDA or other regulatory agencies outside of the United States may also require additional studies if a new supplier is relied upon for commercial production. Switching vendors may involve substantial costs and is likely to result in a delay in Chinook’s desired clinical and commercial timelines.

The process of manufacturing drugs is complex, highly-regulated and subject to multiple risks. Manufacturing drugs is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered at the facilities of Chinook’s manufacturers, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm Chinook’s business. Moreover, if the FDA determines that Chinook’s CMOs are not in compliance with FDA laws and regulations, including those governing cGMPs, the

FDA may deny NDA approval until the deficiencies are corrected or Chinook replaces the manufacturer in Chinook’s NDA with a manufacturer that is in compliance. In addition, approved products and the facilities at which they are manufactured are required to maintain ongoing compliance with extensive FDA requirements and the requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to cGMP requirements. As such, Chinook’s CMOs are subject to continual review and periodic inspections to assess compliance with cGMPs. Furthermore, although Chinook does not have day-to-day control over the operations of its CMOs, it is responsible for ensuring compliance with applicable laws and regulations, including cGMPs.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if Chinook’s collaborators obtain regulatory approval for any of Chinook’s product candidates, there is no assurance that manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If Chinook’s manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, commercialization efforts would be impaired, which would have an adverse effect on Chinook’s business, financial condition, results of operations and prospects.

Chinook believes that it will rely upon on a limited number of manufacturers for its product candidates, including atrasentan, for which it has identified single-source suppliers for the various steps of manufacture. This reliance on a limited number of manufacturers and the complexity of drug manufacturing and the difficulty of scaling up a manufacturing process could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of Chinook’s product candidates, cause Chinook to incur higher costs and prevent Chinook from commercializing Chinook’s product candidates successfully. Furthermore, if Chinook’s suppliers fail to deliver the required commercial quantities of materials on a timely basis and at commercially reasonable prices, and Chinook is unable to secure one or more replacement suppliers capable of production in a timely manner at a substantially equivalent cost, Chinook’s clinical trials may be delayed or Chinook could lose potential revenue.

If Chinook is unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell atrasentan, CHK-336 and Chinook’s other product candidates, Chinook may be unable to generate any revenues.

Chinook currently does not have an organization for the sales, marketing and distribution of atrasentan, CHK-336 and Chinook’s other product candidates, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. To market any products that may be approved, Chinook must build its sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. With respect to certain of Chinook’s current programs as well as future programs, Chinook may rely completely on an alliance partner for sales and marketing. In addition, although Chinook intends to establish a sales organization if Chinook is able to obtain approval to market any product candidates, Chinook may enter into strategic alliances with third parties to develop and commercialize atrasentan and other product candidates, including in markets outside of the United States or for other large markets that are beyond Chinook’s resources. This will reduce the revenue generated from the sales of these products.

Any future strategic alliance partners may not dedicate sufficient resources to the commercialization of Chinook’s product candidates or may otherwise fail in their commercialization due to factors beyond Chinook’s control. If Chinook is unable to establish effective alliances to enable the sale of Chinook’s product candidates to healthcare professionals and in geographical regions, including the United States, that will not be covered by Chinook’s marketing and sales force, or if Chinook’s potential future strategic alliance partners do not successfully commercialize the product candidates, Chinook’s ability to generate revenues from product sales will be adversely affected.

If Chinook is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, Chinook may not be able to generate sufficient product revenue and may not become profitable. Chinook will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, Chinook may be unable to compete successfully against these more established companies.

Chinook may not be successful in finding strategic collaborators for continuing development of certain of Chinook’s future product candidates or successfully commercializing or competing in the market for certain indications.

In the future, Chinook may decide to collaborate with non-profit organizations, universities and pharmaceutical and biotechnology companies for the development and potential commercialization of existing and new product candidates. Chinook faces significant competition in seeking appropriate collaborators. Whether Chinook reaches a definitive agreement for a collaboration will depend, among other things, upon Chinook’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to Chinook’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Chinook for Chinook’s product candidate. The terms of any additional collaborations or other arrangements that Chinook may establish may not be favorable to Chinook. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Chinook may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Chinook is unable to do so, Chinook may have to curtail the development of the product candidate for which Chinook is seeking to collaborate, reduce or delay its development program or one or more of Chinook’s other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase Chinook’s expenditures and undertake development or commercialization activities at Chinook’s expense. If Chinook elects to increase Chinook’s expenditures to fund development or commercialization activities on Chinook’s product candidates, Chinook may need to obtain additional capital, which may not be available to Chinook on acceptable terms or at all. If Chinook does not have sufficient funds, Chinook may not be able to further develop Chinook’s product candidates or bring them to market and generate product revenue.

The success of any potential collaboration arrangements will depend heavily on the efforts and activities of Chinook’s collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of such collaboration arrangements. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect Chinook financially and could harm Chinook’s business reputation.

Risks Related to Government Regulation

A Fast Track Designation by the FDA, even if granted for atrasentan or any of Chinook’s other product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that Chinook’s product candidates will receive marketing approval.

While Chinook does not intend to seek Fast Track Designation for atrasentan, it may seek such designation for its other product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply to the FDA for Fast Track Designation. The FDA has broad discretion whether to grant this designation. Even if Chinook believes a particular product candidate is eligible for this designation, Chinook cannot assure you that the FDA would decide to grant it. The FDA may also withdraw Fast Track Designation if it believes that the designation is no longer supported by data from Chinook’s clinical development program. Even if Chinook does receive Fast Track Designation for any of its product candidates, such product candidates may not experience faster development, review or approval processes compared to conventional FDA procedures. Many drugs that have received Fast Track Designation have failed to obtain approval.

Chinook may attempt to secure FDA approval of atrasentan and its other product candidates through the accelerated approval pathway. If Chinook is unable to obtain accelerated approval, Chinook may be required to conduct additional preclinical studies or clinical trials beyond those that Chinook currently contemplates, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals.

Chinook is developing certain product candidates for the treatment of serious conditions, and therefore may decide to seek approval of such product candidates under the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition and provides a meaningful therapeutic benefit over existing treatments based upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability of or lack of alternative treatments. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit.

The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verity and describe the drug’s anticipated effect on irreversible morbidity or mortality or other clinical benefit. In some cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. If the sponsor fails to conduct such studies in a timely manner, or if such post-approval studies fail to verify the drug’s predicted clinical benefit, or if other evidence demonstrates that Chinook’s product candidate is not shown to be safe and effective under the conditions of use, the FDA may withdraw its approval of the drug on an expedited basis.

Chinook intends to use reduction in proteinuria as a surrogate endpoint in its planned phase 3 trial of atrasentan. However, there is no guarantee that atrasentan will show a sufficient treatment benefit on the expected surrogate endpoint to satisfy the FDA that the anticipated benefit on loss of renal function will be confirmed in the planned postmarketing phase of the trial. If Chinook decides to submit an NDA seeking accelerated approval or receives an expedited regulatory designation for atrasentan or any of its other product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. If any of Chinook’s competitors were to receive full approval on the basis of a confirmatory trial for an indication for which Chinook is seeking accelerated approval before Chinook receives accelerated approval, the indication Chinook is seeking may no longer qualify as a condition for which there is an unmet medical need and accelerated approval of its product candidate would be more difficult or may not occur.

Failure to obtain accelerated approval or any other form of expedited development, review or approval for Chinook’s product candidates would result in a longer time period to commercialization of such product candidate, if any, and could increase the cost of development of such product candidate harm Chinook’s competitive position in the marketplace.

Chinook may be unsuccessful in obtaining Orphan Drug Designation for its product candidates or transfer of designations obtained by others for future product candidates, and, even if Chinook obtains such designation, Chinook may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity, for atrasentan or Chinook’s other product candidates.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs intended to treat relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug in the United States will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for tax credits for qualified clinical research costs and exemption from prescription drug user fees. Similarly, in the EU, the European Commission grants Orphan Drug Designation after receiving the opinion of the EMA’s Committee for Orphan Medicinal Products on an Orphan Drug Designation application. In the EU, Orphan Drug Designation is intended to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the EU and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or the product would be a significant benefit to those affected). In the EU, Orphan Drug Designation entitles a party to financial incentives such as reduction of fees or fee waivers.

Generally, if a drug with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA or EMA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. If a competitor is able to obtain orphan drug exclusivity prior to Chinook for a product that constitutes the same active moiety and treats the same indications as Chinook’s product candidates, Chinook may not be able to obtain approval of its drug by the applicable regulatory authority for a significant period of time unless Chinook is able to show that its drug is clinically superior to the approved drug. The applicable period is seven years in the United States and ten years in the EU. The EU exclusivity period can be reduced to six years if a drug no longer meets the criteria for Orphan Drug Designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

As part of Chinook’s business strategy, Chinook may seek Orphan Drug Designation for atrasentan in the United States, Europe and other countries. However, Orphan Drug Designation does not guarantee future orphan drug marketing exclusivity.

Even after an orphan drug is approved, the FDA can also subsequently approve a later application for the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if Chinook is unable to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Enacted and future legislation may increase the difficulty and cost for Chinook to commercialize and obtain marketing approval of Chinook’s product candidates and may affect the prices Chinook may set.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Chinook’s product candidates. Chinook cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Chinook is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Chinook is not able to maintain regulatory compliance, Chinook may lose any marketing approval that Chinook may have obtained, and Chinook may not achieve or sustain profitability.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, or ACA, was enacted to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. As implementation of the ACA is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase Chinook’s regulatory burdens and operating costs.

The current U.S. presidential administration and U.S. Congress have sought and may continue to seek to, modify, repeal or otherwise replace certain aspects of the ACA. By way of example, the Tax Cuts and Jobs Act, or the TCJA, was enacted, effective January 1, 2019, and included, among other things, a provision repealing the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” There have been subsequent challenges to the constitutionality of the ACA following the repeal of the individual mandate. A case is currently pending before the U.S. Supreme Court, although it is unclear when a decision will be made or how the Supreme Court will rule. In addition, there may be other efforts to challenge, repeal or replace the ACA. Chinook is continuing to monitor any changes to the ACA that, in turn, may potentially impact its business in the future.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2020 implemented under the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, which was signed into law on March 27, 2020, unless additional Congressional action is taken. In addition, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for Chinook’s drugs, if approved, and accordingly, Chinook’s financial operations.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn and Matthew Bellina Right to Try Act of 2017 was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA authorization under an FDA expanded access program; however, manufacturers are not obligated to provide investigational new drug products under the current federal right to try law. Chinook may choose to seek an expanded access program for Chinook’s product candidates, or to utilize comparable rules in other countries that allow the use of a drug, on a named patient basis or under a compassionate use program.

Chinook expects that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that Chinook receives for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Chinook from being able to generate revenue, attain profitability, or commercialize Chinook’s product candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. Chinook cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Chinook’s product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject Chinook to more stringent product labeling and post-marketing testing and other requirements.

The FDA’s ability to review and approve new products may be hindered by a variety of factors, including budget and funding levels, ability to hire and retain key personnel, statutory, regulatory and policy changes and global health concerns.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect Chinook’s business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities.

The ability of the FDA and other government agencies to properly administer their functions is highly dependent on the levels of government funding and the ability to fill key leadership appointments, among various factors. Delays in filling or replacing key positions could significantly impact the ability of the FDA and other agencies to fulfill their functions, and could greatly impact healthcare and the pharmaceutical industry.

Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and, subsequently, on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. Subsequently, on July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process Chinook’s regulatory submissions, which could have a material adverse effect on Chinook’s business.

Chinook’s operations and relationships with future customers, providers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose Chinook to penalties including criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which Chinook obtains marketing approval. Chinook’s future arrangements with providers, third-party payors and customers will subject Chinook to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Chinook markets, sells and distributes any product candidates for which Chinook obtains marketing approval.

Restrictions under applicable U.S. federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;

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federal false claims laws, including the federal False Claims Act, imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal Physician Payment Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report payments and other transfers of value provided during the previous year to physicians, as defined by such law, certain other healthcare providers starting in 2022 (for payments made in 2021), and teaching hospitals, as well as certain ownership and investment interests held by such physicians and their immediate family, which includes annual data collection and reporting obligations;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and

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some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

Efforts to ensure that Chinook’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Chinook’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Chinook’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to Chinook, Chinook may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of product candidates from government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of Chinook’s operations. If any of the physicians or other healthcare providers or entities with whom Chinook expects to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs.

Risks Related to Chinook’s Intellectual Property

Chinook’s success depends in part on its ability to obtain, maintain and protect its intellectual property. It is difficult and costly to protect Chinook’s proprietary rights and technology, and Chinook may not be able to ensure their protection.

Chinook’s commercial success will depend in large part on obtaining and maintaining patent, trademark, trade secret and other intellectual property protection of Chinook’s proprietary technologies and product candidates, which include atrasentan and the other product candidates Chinook has in development, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment, as well as successfully defending Chinook’s patents and other intellectual property rights against third-party challenges. Chinook’s ability to stop unauthorized third parties from making, using, selling, offering to sell, importing or otherwise commercializing Chinook’s product candidates is dependent upon the extent to which Chinook has rights under valid and enforceable patents or trade secrets that cover these activities. If Chinook is unable to secure and maintain patent protection for any product or technology Chinook develops, or if the scope of the patent protection secured is not sufficiently broad, Chinook’s competitors could develop and commercialize products and technology similar or identical to Chinook’s, and Chinook’s ability to commercialize any product candidates Chinook may develop may be adversely affected.

The patenting process is expensive and time-consuming, and Chinook may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, Chinook may not pursue or obtain patent protection in all relevant markets. It is also possible that Chinook will fail to identify patentable aspects of Chinook’s research and development activities before it is too late to obtain patent protection. Moreover, in some circumstances, Chinook may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that Chinook licenses from or licenses to third parties and may be reliant on Chinook’s licensors or licensees to do so. Chinook’s pending and future patent applications may not result in issued patents. Even if patent applications Chinook licenses or owns currently or in the future issue as patents, they may not issue in a form that will provide Chinook with any meaningful protection, prevent competitors or other third parties from competing with Chinook, or otherwise provide Chinook with any competitive advantage. Any patents that Chinook holds or in-licenses may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, Chinook does not know whether any of Chinook’s platform advances and product candidates will be protectable or remain protected by valid and enforceable patents. In addition, Chinook’s existing patents and any future patents Chinook obtains may not be sufficiently broad to prevent others from using Chinook’s technology or from developing competing products and technologies.

Chinook depends on intellectual property licensed from third parties, and its licensors may not always act in Chinook’s best interest. If Chinook fails to comply with its obligations under its intellectual property licenses, if the licenses are terminated, or if disputes regarding these licenses arise, Chinook could lose significant rights that are important to its business.

Chinook is dependent on patents, know-how and proprietary technology licensed from others. Chinook’s licenses to such patents, know-how and proprietary technology may not provide exclusive rights in all relevant fields of use and in all territories in which Chinook may wish to develop or commercialize Chinook’s products in the future. The agreements under which Chinook licenses patents, know-how and proprietary technology from others are complex, and certain provisions in such agreements may be susceptible to multiple interpretations.

For example, Chinook is a party to a license agreement with AbbVie, pursuant to which Chinook in-licenses worldwide, exclusive rights to atrasentan, including responsibility for its development and commercialization. For more information regarding this license agreement, please see “Chinook’s Business—License Agreements.” This agreement imposes various diligence, milestone payment, royalty, insurance and other obligations on Chinook. If Chinook fails to comply with these obligations, Chinook’s licensor may have the right to terminate Chinook’s license, in which event Chinook would not be able to develop or market atrasentan or any other technology or product candidates covered by the intellectual property licensed under this agreement. In addition, Chinook may need to obtain additional licenses from Chinook’s existing licensors and others to advance Chinook’s research or allow commercialization of product candidates Chinook may develop. It is possible that Chinook may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. In either event, Chinook may be required to expend significant time and resources to redesign Chinook’s technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Chinook is unable to do so, Chinook may be unable to develop or commercialize the affected technology or product candidates.

If Chinook’s licensors fail to adequately protect Chinook’s licensed intellectual property, Chinook’s ability to commercialize product candidates could suffer. Chinook does not have complete control over the maintenance, prosecution and litigation of Chinook’s in-licensed patents and patent applications and may have limited control over future intellectual property that may be in-licensed. For example, Chinook cannot be certain that activities such as the maintenance and prosecution by Chinook’s licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. It is possible that Chinook’s licensors’ infringement proceedings or defense activities may be less vigorous than had Chinook conducted them itself or may not be conducted in accordance with Chinook’s best interests.

In addition, the resolution of any contract interpretation disagreement that may arise could narrow what Chinook believes to be the scope of Chinook’s rights to the relevant patents, know-how and proprietary technology, or increase what Chinook believes to be Chinook’s financial or other obligations under the relevant agreement. Disputes that may arise between Chinook and Chinook’s licensors regarding intellectual property subject to a license agreement could include disputes regarding:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which Chinook’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	Chinook’s right to sublicense patent and other rights to third parties under collaborative development relationships;

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Chinook’s diligence obligations with respect to the use of the licensed technology in relation to Chinook’s development and commercialization of Chinook’s product candidates and what activities satisfy those diligence obligations;

•	royalty, milestone or other payment obligations that may result from the advancement or commercial sale of any of Chinook’s product candidates; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Chinook’s licensors and Chinook.

If disputes over intellectual property that Chinook has licensed prevent or impair Chinook’s ability to maintain Chinook’s current licensing arrangements on acceptable terms, Chinook may be unable to successfully develop and commercialize the affected technology or product candidates.

Chinook’s owned and in-licensed patents and patent applications may not provide sufficient protection of Chinook’s atrasentan product candidate and Chinook’s other product candidates or result in any competitive advantage.

Chinook has in-licensed issued U.S. patents and foreign patent applications that cover formulations and methods and certain compositions of matter of use related directly to atrasentan from AbbVie. As of the date of this proxy statement/prospectus, Chinook has applied for patent applications intended to specifically cover additional methods of treatment and combinations of atrasentan with other therapies in kidney disease. Chinook cannot be certain that any of these patent applications will issue as patents, and if they do, that such patents will cover or adequately protect atrasentan or that such patents will not be challenged, narrowed, circumvented, invalidated or held unenforceable.

In addition to claims directed toward the technology underlying atrasentan, Chinook’s owned and in-licensed patents and patent applications contain claims directed to compositions of matter on the active pharmaceutical ingredients, or APIs, in Chinook’s other product candidates, as well as methods-of-use directed to the use of an API for a specified treatment. Composition-of-matter patents on the API in prescription drug products provide protection without regard to any particular method of use of the API used. Method-of-use patents do not prevent a competitor or other third party from developing or marketing an identical product for an indication that is outside the scope of the patented method. Patents covering methods-of-use are not available in certain foreign countries, in which case Chinook may not be able to prevent competitors or third parties from marketing Chinook’s product candidates in those countries. Moreover, with respect to method-of-use patents, even if competitors or other third parties do not actively promote their product for Chinook’s targeted indications or uses for which Chinook may obtain patents, providers may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method-of-use patents, the practice is common, and this type of infringement is difficult to prevent or prosecute.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that Chinook owns or in-license may fail to result in issued patents with claims that cover Chinook’s product candidates or uses thereof in the United States or in other foreign countries. For example, while Chinook’s patent applications are pending, Chinook may be subject to a third party preissuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in interference or derivation proceedings, or equivalent proceedings in foreign jurisdictions. Even if patents do successfully issue, third parties may challenge their inventorship, validity, enforceability or scope, including through opposition, revocation, reexamination, post-grant and inter partes review proceedings. An adverse determination in any such submission, proceeding or litigation may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated or held unenforceable, which could limit Chinook’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Chinook’s technology and product candidates. Furthermore, even if they are unchallenged, Chinook’s patents and patent applications may not adequately protect Chinook’s intellectual property or prevent others from designing around Chinook’s claims. Moreover, some of Chinook’s owned and in-licensed patents and patent applications may be co-owned with third parties. If Chinook is unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including Chinook’s competitors, and Chinook’s competitors could market competing products and technology. In addition, Chinook may need the cooperation of any such co-owners of Chinook’s patents in order to enforce such patents against third parties, and such cooperation may not be provided to Chinook. If the breadth or strength of protection provided by the patent applications Chinook holds with respect to Chinook’s product candidates is threatened, it could dissuade companies from collaborating with Chinook to develop, and threaten Chinook’s ability to commercialize, Chinook’s product candidates. Further, if Chinook encounters delays in development, testing, and regulatory review of new product candidates, the period of time during which Chinook could market Chinook’s product candidates under patent protection would be reduced or eliminated.

Since patent applications in the United States and other countries are confidential for a period of time after filing, at any moment in time, Chinook cannot be certain that it was in the past or will be in the future the first to file any patent application related to Chinook’s product candidates. In addition, some patent applications in the United States may be maintained in secrecy until the patents are issued. As a result, there may be prior art of which Chinook is not aware that may affect the validity or enforceability of a patent claim, and Chinook may be subject to priority disputes. Chinook may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which Chinook is not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which Chinook is aware, but which Chinook does not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that, if challenged, Chinook’s patents would be declared by a court, patent office or other governmental authority to be valid or enforceable or that even if found valid and enforceable, a competitor’s technology or product would be found by a court to infringe Chinook’s patents. Chinook may analyze patents or patent applications of Chinook’s competitors that Chinook believes are relevant to Chinook’s activities, and consider that Chinook is free to operate in relation to Chinook’s product candidates, but Chinook’s competitors may achieve issued claims, including in patents Chinook considers to be unrelated, that block Chinook’s efforts or potentially result in Chinook’s product candidates or Chinook’s activities infringing such claims. It is possible that Chinook’s competitors may have filed, and may in the future file, patent applications covering Chinook’s products or technology similar to Chinook’s. Those patent applications may have priority over Chinook’s owned and in-licensed patent applications or patents, which could require Chinook to obtain rights to issued patents covering such technologies. The possibility also exists that others will develop products that have the same effect as Chinook’s product candidates on an independent basis that do not infringe Chinook’s patents or other intellectual property rights, or will design around the claims of patents that Chinook has had issued that cover Chinook’s product candidates or their use.

Likewise, Chinook’s currently owned and in-licensed patents and patent applications, if issued as patents, directed to Chinook’s proprietary technologies and Chinook’s product candidates are expected to expire from 2028 through 2041, without taking into account any possible patent term adjustments or extensions. Chinook’s earliest in-licensed patents may expire before, or soon after, Chinook’s first product achieves marketing approval in the United States or foreign jurisdictions. Additionally, Chinook cannot be assured that the USPTO or relevant foreign patent offices will grant any of the pending patent applications Chinook owns or in-licenses currently or in the future. Upon the expiration of Chinook’s current patents, Chinook may lose the right to exclude others from practicing these inventions. The expiration of these patents could also have a similar material adverse effect on Chinook’s business, financial condition, results of operations and prospects.

The degree of future protection for Chinook’s proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect Chinook’s rights or permit Chinook to gain or keep Chinook’s competitive advantage. For example:

•	others may be able to make or use compounds that are similar to the active compositions of Chinook’s product candidates but that are not covered by the claims of Chinook’s patents;

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the APIs in Chinook’s current product candidates will eventually become commercially available in generic drug products, and no patent protection may be available with regard to formulation or method of use;

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Chinook’s licensors, as the case may be, may fail to meet Chinook’s obligations to the U.S. government regarding any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

•	Chinook’s licensors, as the case may be, might not have been the first to file patent applications for certain inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Chinook’s technologies;

•	it is possible that Chinook’s pending patent applications will not result in issued patents;

•	it is possible that there are prior public disclosures that could invalidate Chinook’s owned or in-licensed patents, as the case may be, or parts of Chinook’s owned or in-licensed patents;

•	it is possible that others may circumvent Chinook’s owned or in-licensed patents;

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it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering Chinook’s product candidates or technology similar to Chinook’s;

•	the laws of foreign countries may not protect Chinook’s or Chinook’s licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;

•	the claims of Chinook’s owned or in-licensed issued patents or patent applications, if and when issued, may not adequately cover Chinook’s product candidates;

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Chinook’s owned or in-licensed issued patents may not provide Chinook with any competitive advantages, may be narrowed in scope, or be held invalid or unenforceable as a result of legal challenges by third parties;

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the inventors of Chinook’s owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes that design around Chinook’s patents, or become hostile to Chinook or the patents or patent applications on which they are named as inventors;

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it is possible that Chinook’s owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable or such omitted individuals may grant licenses to third parties;

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Chinook has engaged in scientific collaborations in the past and will continue to do so in the future and Chinook’s collaborators may develop adjacent or competing products that are outside the scope of Chinook’s patents;

•	Chinook may not develop additional proprietary technologies for which Chinook can obtain patent protection;

•	it is possible that product candidates or diagnostic tests Chinook develops may be covered by third parties’ patents or other exclusive rights; or

•	the patents of others may have an adverse effect on Chinook’s business.

Any of the foregoing could have a material adverse effect on Chinook’s business, financial conditions, results of operations and prospects.

Chinook’s strategy of obtaining rights to key technologies through in-licenses may not be successful.

The future growth of Chinook’s business will depend in part on Chinook’s ability to in-license or otherwise acquire the rights to additional product candidates and technologies. Although Chinook has succeeded in licensing technology from AbbVie in the past, Chinook cannot assure you that Chinook will be able to in-license or acquire the rights to any product candidates or technologies from third parties on acceptable terms or at all.

For example, Chinook’s agreements with certain of its third-party research partners provide that improvements developed in the course of its relationship may be owned solely by either Chinook or its third-party research partner, or jointly between Chinook and the third party. If Chinook determines that exclusive rights to such improvements owned solely by a research partner or other third party with whom Chinook collaborates are necessary to commercialize Chinook’s drug candidates or maintain Chinook’s competitive advantage, Chinook may need to obtain an exclusive license from such third party in order to use the improvements and continue developing, manufacturing or marketing Chinook’s drug candidates. Chinook may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent Chinook from commercializing its drug candidates or allow Chinook’s competitors or others the opportunity to access technology that is important to Chinook’s business. Chinook also may need the cooperation of any co-owners of Chinook’s intellectual property in order to enforce such intellectual property against third parties, and such cooperation may not be provided to Chinook.

In addition, the in-licensing and acquisition of these technologies is a highly competitive area, and a number of more established companies are also pursuing strategies to license or acquire product candidates or technologies that Chinook may consider attractive. These established companies may have a competitive advantage over Chinook due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Chinook to be a competitor may be unwilling to license rights to Chinook. Furthermore, Chinook may be unable to identify suitable product candidates or technologies within Chinook’s area of focus. If Chinook is unable to successfully obtain rights to suitable product candidates or technologies, Chinook’s business and prospects could be materially and adversely affected.

If Chinook is unable to protect the confidentiality of its trade secrets, Chinook’s business and competitive position would be harmed.

In addition to patent protection, Chinook relies upon know-how and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with Chinook’s employees, consultants and third-parties, to protect Chinook’s confidential and proprietary information, especially where Chinook does not believe patent protection is appropriate or obtainable.

It is Chinook’s policy to require Chinook’s employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with Chinook. These agreements provide that all confidential information concerning Chinook’s business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with Chinook is to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and that are related to Chinook’s current or planned business or research and development or made during normal working hours, on Chinook’s premises or using Chinook’s equipment or proprietary information (or as otherwise permitted by applicable law), are Chinook’s exclusive property. In the case of consultants and other third parties, the agreements provide that all inventions conceived in connection with the services provided are Chinook’s exclusive property. However, Chinook cannot guarantee that Chinook has entered into such agreements with each party that may have or have had access to Chinook’s trade secrets or proprietary technology and processes. Chinook has also adopted policies and conducts training that provides guidance on Chinook’s expectations, and Chinook’s advice for best practices, in protecting its trade secrets. Despite these efforts, any of these parties may breach the agreements and disclose Chinook’s proprietary information, including its trade secrets, and Chinook may not be able to obtain adequate remedies for such breaches.

In addition to contractual measures, Chinooks tries to protect the confidential nature of Chinook’s proprietary information through other appropriate precautions, such as physical and technological security measures. However, trade secrets and know-how can be difficult to protect. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for Chinook’s proprietary information. Chinook’s security measures may not prevent an employee or consultant from misappropriating Chinook’s trade secrets and providing them to a competitor, and any recourse Chinook might take against this type of misconduct may not provide an adequate remedy to protect Chinook’s interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent Chinook from receiving legal recourse. If any of Chinook’s confidential or proprietary information, such as its trade secrets, were to be disclosed or misappropriated, such as through a data breach, or if any of that information was independently developed by a competitor, Chinook’s competitive position could be harmed. Additionally, certain trade secret and proprietary information may be required to be disclosed in submissions to regulatory authorities. If such authorities do not maintain the confidential basis of such information or disclose it as part of the basis of regulatory approval, Chinook’s competitive position could be adversely affected.

In addition, courts outside the United States are sometimes less willing to protect trade secrets. If Chinook chooses to go to court to stop a third party from using any of Chinook’s trade secrets, Chinook may incur substantial costs. Even if Chinook is successful, these types of lawsuits may consume Chinook’s time and other resources. Although Chinook takes steps to protect Chinook’s proprietary information and trade secrets, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Chinook’s trade secrets or disclose Chinook’s technology, through legal or illegal means. As a result, Chinook may not be able to meaningfully protect its trade secrets. Any of the foregoing could have a material adverse effect on Chinook’s business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement may prevent, delay or otherwise interfere with Chinook’s product discovery and development efforts.

Chinook’s commercial success depends in part on Chinook’s ability to develop, manufacture, market and sell Chinook’s product candidates and use Chinook’s proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Chinook may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that Chinook’s product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which Chinook is developing Chinook’s product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Chinook’s product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including Chinook, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in Chinook’s field, third parties may allege they have patent rights encompassing Chinook’s product candidates, technologies or methods.

If a third-party claims that Chinook infringes, misappropriates or otherwise violates its intellectual property rights, Chinook may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims that, regardless of merit, may be expensive and time-consuming to litigate and may divert Chinook’s management’s attention from its core business;

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substantial damages for infringement, which Chinook may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third party’s rights, and, if the court finds that the infringement was willful, Chinook could be ordered to pay treble damages plus the patent owner’s attorneys’ fees;

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a court prohibiting Chinook from developing, manufacturing, marketing or selling Chinook’s product candidates, or from using Chinook’s proprietary technologies, unless the third-party licenses its product rights or proprietary technology to Chinook, which it is not required to do, on commercially reasonable terms or at all;

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if a license is available from a third party, Chinook may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for Chinook’s product candidates;

•	the requirement that Chinook redesign its product candidates or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time; and

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there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Chinook’s common stock.

Some of Chinook’s competitors may be able to sustain the costs of complex patent litigation more effectively than Chinook can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Chinook’s ability to raise the funds necessary to continue Chinook’s operations or could otherwise have a material adverse effect on Chinook’s business, financial condition, results of operations and prospects.

Third parties may assert that Chinook is employing their proprietary technology without authorization, including by enforcing its patents against Chinook by filing a patent infringement lawsuit against Chinook. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof.

There may be third-party patents of which Chinook is currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of Chinook’s product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that Chinook’s product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of Chinook’s technologies infringes upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of Chinook’s product candidates, or materials used in or formed during the manufacturing process, or any final product itself, the holders of those patents may be able to block Chinook’s ability to commercialize Chinook’s product candidate unless Chinook obtains a license under the applicable patents, or until those patents were to expire or those patents are finally determined to be invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of Chinook’s formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of that patent may be able to block Chinook’s ability to develop and commercialize the product candidate unless Chinook obtains a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, a license may not be available on commercially reasonable terms, or at all, particularly if such patent is owned or controlled by one of Chinook’s primary competitors. If Chinook is unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, Chinook’s ability to commercialize Chinook’s product candidates may be impaired or delayed, which could significantly harm Chinook’s business. Even if Chinook obtains a license, it may be non-exclusive, thereby giving Chinook’s competitors access to the same technologies licensed to Chinook. In addition, if the breadth or strength of protection provided by Chinook’s patents and patent applications is threatened, it could dissuade companies from collaborating with Chinook to license, develop or commercialize current or future product candidates.

Parties making claims against Chinook may seek and obtain injunctive or other equitable relief, which could effectively block Chinook’s ability to further develop and commercialize Chinook’s product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee time and resources from Chinook’s business. In the event of a successful claim of infringement against Chinook, Chinook may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign Chinook’s infringing products, which may be impossible or require substantial time and monetary expenditure. Chinook cannot predict whether any license of this nature would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, Chinook may need to obtain licenses from third parties to advance Chinook’s research or allow commercialization of Chinook’s product candidates and Chinook may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, Chinook would be unable to further develop and commercialize Chinook’s product candidates, which could significantly harm Chinook’s business.

Chinook may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming and unsuccessful and could result in a finding that such patents are unenforceable or invalid.

Competitors may infringe Chinook’s patents or the patents of its licensors. To counter infringement or unauthorized use, Chinook may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of Chinook’s patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that Chinook’s patents do not cover the technology in question.

In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. These types of mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). These types of proceedings could result in revocation or amendment to Chinook’s patents such that they no longer cover Chinook’s product candidates. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Chinook cannot be certain that there is no invalidating prior art, of which Chinook, Chinook’s patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if Chinook is otherwise unable to adequately protect Chinook’s rights, Chinook would lose at least part, and perhaps all, of the patent protection on Chinook’s product candidates. Defense of these types of claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Chinook’s business.

Conversely, Chinook may choose to challenge the patentability of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings), or Chinook may choose to challenge a third party’s patent in patent opposition proceedings in the Canadian Intellectual Property Office, or CIPO, the European Patent Office, or EPO, or another foreign patent office. Even if successful, the costs of these opposition proceedings could be substantial, and may consume Chinook’s time or other resources. If Chinook fails to obtain a favorable result at the USPTO, CIPO, EPO or other patent office then Chinook may be exposed to litigation by a third party alleging that the patent may be infringed by Chinook’s product candidates or proprietary technologies.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Chinook’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of Chinook’s common stock. Any of the foregoing could have a material adverse effect on Chinook’s business financial condition, results of operations and prospects.

Chinook has limited foreign intellectual property rights and may not be able to protect its intellectual property rights throughout the world.

Chinook currently has limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and Chinook’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, patents covering methods-of-use are not available in certain foreign countries. Consequently, Chinook may not be able to prevent third parties from practicing Chinook’s inventions in all countries outside the United States, or from selling or importing products made using Chinook’s inventions in and into the United States or other jurisdictions. Competitors may use Chinook’s technologies in jurisdictions where Chinook does not have or has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Chinook has patent protection but where enforcement is not as strong as that in the United States. These products may compete with Chinook’s product candidates in jurisdictions where Chinook does not have any issued patents and Chinook’s patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for Chinook to stop the infringement of Chinook’s patents or marketing of competing products against third parties in violation of Chinook’s proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of Chinook’s patent rights in foreign jurisdictions could result in substantial cost and divert Chinook’s efforts and attention from other aspects of Chinook’s business. Proceedings to enforce Chinook’s patent rights in foreign jurisdictions could result in substantial costs and divert Chinook’s efforts and attention from other aspects of Chinook’s business, could put Chinook’s patents at risk of being invalidated or interpreted narrowly and Chinook’s patent applications at risk of not issuing and could provoke third parties to assert claims against Chinook. Chinook may not prevail in any lawsuits that Chinook initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Chinook’s efforts to enforce Chinook’s intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Chinook develops or licenses.

Third parties may assert that Chinook’s employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

As is common in the biotechnology and pharmaceutical industries, Chinook employs individuals who were previously employed at universities or other biopharmaceutical or pharmaceutical companies, including Chinook’s competitors or potential competitors. Although Chinook tries to ensure that Chinook’s employees and consultants do not use the proprietary information or know-how of others in their work for Chinook, Chinook may be subject to claims that Chinook’s employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Chinook may then have to pursue litigation to defend against these claims. If Chinook fails in defending any claims of this nature, in addition to paying monetary damages, Chinook may lose valuable intellectual property rights or personnel. Even if Chinook is successful in defending against these types of claims, litigation or other legal proceedings relating to intellectual property claims may cause Chinook to incur significant expenses, and could distract Chinook’s technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of Chinook’s common stock. This type of litigation or proceeding could substantially increase Chinook’s operating losses and reduce Chinook’s resources available for development activities, and Chinook may not have sufficient financial or other resources to adequately conduct this type of litigation or proceedings. For example, some of Chinook’s competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than Chinook can because of their substantially greater financial resources. In any case, uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect Chinook’s ability to compete in the marketplace.

Chinook may not be successful in obtaining or maintaining necessary rights to product components and processes for its development pipeline through acquisitions and in-licenses.

The growth of Chinook’s business may depend in part on its ability to acquire, in-license or use third-party proprietary rights.

For example, Chinook’s product candidates may require specific formulations to work effectively and efficiently, Chinook may develop product candidates containing Chinook’s compounds and pre-existing pharmaceutical compounds, or Chinook may be required by the FDA or comparable foreign regulatory authorities to provide a companion diagnostic test or tests with Chinook’s product candidates, any of which could require Chinook to obtain rights to use intellectual property held by third parties. In addition, with respect to any patents Chinook may co-own with third parties, Chinook may require licenses to such co-owners interest to such patents. Chinook may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that Chinook identifies as necessary or important to Chinook’s business operations. In addition, Chinook may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Were that to happen, Chinook may need to cease use of the compositions or methods covered by those third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on those intellectual property rights, which may entail additional costs and development delays, even if Chinook were able to develop such alternatives, which may not be feasible. Even if Chinook is able to obtain a license, it may be non-exclusive, which means that Chinook’s competitors may also receive access to the same technologies licensed to Chinook. In that event, Chinook may be required to expend significant time and resources to develop or license replacement technology.

Additionally, Chinook sometimes collaborates with academic institutions to accelerate Chinook’s preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide Chinook with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Even if Chinook holds such an option, Chinook may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to Chinook. If Chinook is unable to do so, the institution may offer the intellectual property rights to others, potentially blocking Chinook’s ability to pursue its program.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established or have greater resources than Chinook does may also be pursuing strategies to license or acquire third-party intellectual property rights that Chinook may consider necessary or attractive in order to commercialize Chinook’s product candidates. More established companies may have a competitive advantage over Chinook due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Chinook to be a competitor may be unwilling to assign or license rights to Chinook. There can be no assurance that Chinook will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that Chinook may seek to develop or market. If Chinook is unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights Chinook has, Chinook may have to abandon development of certain programs and Chinook’s business financial condition, results of operations and prospects could suffer.

Obtaining and maintaining Chinook’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Chinook’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign patent agencies also require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable laws and rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Were a noncompliance event to occur, Chinook’s competitors might be able to enter the market, which would have a material adverse effect on Chinook’s business financial condition, results of operations and prospects.

Changes in patent law in the United States and in non-U.S. jurisdictions could diminish the value of patents in general, thereby impairing Chinook’s ability to protect its product candidates.

As is the case with other biopharmaceutical companies, Chinook’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain.

Past or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of Chinook’s patent applications and the enforcement or defense of Chinook’s issued patents. For example, in March 2013, under the Leahy-Smith America Invents Act, or America Invents Act, the United States moved from a “first to invent” to a “first-to-file” patent system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and establish a new post-grant review system. The effects of these changes continue to evolve as the USPTO continues to promulgate new regulations and procedures in connection with the America Invents Act and many of the substantive changes to patent law, including the “first-to-file” provisions, only became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the act and new regulations on the specific patents discussed in this filing have not been determined and would need to be reviewed. Moreover, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Chinook’s patent applications and the enforcement or defense of Chinook’s issued patents.

Additionally, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Chinook’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Chinook’s ability to obtain new patents or to enforce Chinook’s existing patents and patents that Chinook might obtain in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patent-eligible.

Similarly, other cases by the U.S. Supreme Court have held that certain methods of treatment or diagnosis are not patent-eligible. U.S. law regarding patent-eligibility continues to evolve. While Chinook does not believe that any of Chinook’s owned or in-licensed patents will be found invalid based on these changes to US patent law, Chinook cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of Chinook’s patents. Any similar adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on Chinook’s business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect Chinook’s competitive position on its product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Chinook’s product candidates are obtained, once the patent life has expired, Chinook may be open to competition from competitive products, including generics. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting Chinook’s product candidates might expire before or shortly after Chinook or Chinook’s partners commercialize those candidates. As a result, Chinook’s owned and licensed patent portfolio may not provide Chinook with sufficient rights to exclude others from commercializing products similar or identical to Chinook’s.

If Chinook does not obtain patent term extension for any product candidates it may develop, Chinook’s business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates Chinook may develop, one or more of Chinook’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during clinical trials and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per product may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. U.S. and ex-U.S. law concerning patent term extensions and foreign equivalents continue to evolve. Even if Chinook were to seek a patent term extension, it may not be granted because of, for example, the failure to exercise due diligence during the testing phase or regulatory review process, the failure to apply within applicable deadlines, the failure to apply prior to expiration of relevant patents, or any other failure to satisfy applicable requirements. Moreover, the applicable time period of extension or the scope of patent protection afforded could be less than Chinook requests. If Chinook is unable to obtain patent term extension or term of any such extension is less than it requests, Chinook’s competitors may obtain approval of competing products following Chinook’s patent expiration sooner than expected, and Chinook’s business, financial condition, results of operations and prospects could be materially harmed.

Some intellectual property that Chinook has in-licensed may have been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit Chinook’s exclusive rights, and limit its ability to contract with non-U.S. manufacturers.

Inventions contained within some of Chinook’s in-licensed patents and patent applications may have been made using U.S. government funding or other non-governmental funding. As a result, the U.S. government may have certain rights to intellectual property embodied in its current or future product candidates pursuant to the Bayh-Dole Act of 1980, or Bayh-Dole Act, and implementing regulations. Chinook relies on Chinook’s licensors to ensure compliance with applicable obligations arising from such funding, such as timely reporting, an obligation associated with in-licensed patents and patent applications. The failure of Chinook’s licensors to meet their obligations may lead to a loss of rights or the unenforceability of relevant patents. For example, the government could have certain rights in such in-licensed patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf for non-commercial purposes. In addition, Chinook’s rights in such in-licensed government-funded inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any of the foregoing could harm Chinook’s business, financial condition, results of operations and prospects significantly.

Risks Related to Employee Matters, Managing Growth and Other Risks Related to Chinook’s Business

Chinook expects to expand its development and regulatory capabilities, and as a result, Chinook may encounter difficulties in managing its growth, which could disrupt Chinook’s operations.

Chinook expects to experience significant growth in the number of Chinook’s employees and the scope of Chinook’s operations, particularly in the areas of product candidate development, growing Chinook’s capability to conduct clinical trials, and, if approved, through commercialization of Chinook’s product candidates. To manage its anticipated future growth, Chinook must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel, or contract with third parties to provide these capabilities for Chinook. Due to Chinook’s limited financial resources and the limited experience of Chinook’s management team in managing a company with such anticipated growth, Chinook may not be able to effectively manage the expansion of Chinook’s operations or recruit and train additional qualified personnel. The expansion of Chinook’s operations may lead to significant costs and may divert Chinook’s management and business development resources. Any inability to manage growth could delay the execution of Chinook’s business plans or disrupt Chinook’s operations.

Chinook must attract and retain highly skilled employees to succeed.

To succeed, Chinook must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and Chinook faces significant competition for experienced personnel. If Chinook does not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect Chinook’s ability to execute its business plan, harm Chinook’s results of operations and increase Chinook’s capabilities to successfully commercialize atrasentan and other product candidates. In particular, Chinook believes that its future success is highly dependent upon the contributions of its senior management, particular its President and Chief Executive Officer, Eric Dobmeier. The loss of services of Mr. Dobmeier or any of Chinook’s senior management could delay or prevent the successful development of Chinook’s product pipeline, completion of Chinook’s planned clinical trials or the commercialization of Chinook’s product candidates, if approved. The competition for qualified personnel in the biotechnology field is intense and as a result, Chinook may be unable to continue to attract and retain qualified personnel necessary for the development of Chinook’s business or to recruit suitable replacement personnel.

Many of the other biotechnology companies that Chinook competes against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than Chinook does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what Chinook has to offer. If Chinook is unable to continue to attract and retain high-quality personnel, the rate and success at which Chinook can discover and develop product candidates and Chinook’s business will be limited.

Future acquisitions or strategic alliances could disrupt Chinook’s business and harm Chinook’s financial condition and results of operations.

Chinook may acquire additional businesses or drugs, form strategic alliances or create joint ventures with third parties that Chinook believes will complement or augment Chinook’s existing business. If Chinook acquires businesses with promising markets or technologies, Chinook may not be able to realize the benefit of acquiring such businesses if Chinook is unable to successfully integrate them with Chinook’s existing operations and company culture. Chinook may encounter numerous difficulties in developing, manufacturing and marketing any new drugs resulting from a strategic alliance or acquisition that delay or prevent Chinook from realizing their expected benefits or enhancing Chinook’s business. Chinook cannot assure you that, following any such acquisition, Chinook will achieve the expected synergies to justify the transaction. The risks Chinook faces in connection with acquisitions, include:

•	diversion of management time and focus from operating Chinook’s business to addressing acquisition integration challenges;

•	coordination of research and development efforts;

•	retention of key employees from the acquired company;

•	changes in relationships with strategic partners as a result of product acquisitions or strategic positioning resulting from the acquisition;

•	cultural challenges associated with integrating employees from the acquired company into Chinook’s organization;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures and policies;

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liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violation of laws, commercial disputes, tax liabilities and other known liabilities;

•	unanticipated write-offs or charges; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

Chinook’s failure to address these risks or other problems encountered in connection with its past or future acquisitions or strategic alliances could cause Chinook to fail to realize the anticipated benefits of these transactions, cause Chinook to incur unanticipated liabilities and harm the business generally. There is also a risk that future acquisitions will result in the incurrence of debt, contingent liabilities, amortization expenses or incremental operating expenses, any of which could harm Chinook’s financial condition or results of operations.

If Chinook fails to comply with environmental, health, and safety laws and regulations, Chinook could become subject to fines or penalties or incur costs that could harm Chinook’s business.

Chinook will become subject to numerous environmental, health, and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Chinook’s operations will involve the use of hazardous and flammable materials, including chemicals and biological materials. Chinook’s operations also may produce hazardous waste products. Chinook generally anticipates contracting with third parties for the disposal of these materials and wastes. Chinook will not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from any use by Chinook of hazardous materials, Chinook could be held liable for any resulting damages, and any liability could exceed Chinook’s resources. Chinook also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although Chinook maintains workers’ compensation insurance to cover Chinook for costs and expenses Chinook may incur due to injuries to Chinook’s employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities.

In addition, Chinook may incur substantial costs in order to comply with current or future environmental, health, and safety laws and regulations. These current or future laws and regulations may impair Chinook’s research, development or production efforts. Chinook’s failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Unfavorable global economic conditions could adversely affect Chinook’s business, financial condition, stock price and results of operations.

Chinook’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, a global economic downturn that could result from the COVID-19 pandemic could cause extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to Chinook’s business, including, weakened demand for Chinook’s product candidates and Chinook’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain Chinook’s suppliers, possibly resulting in supply disruption, or cause Chinook’s customers to delay making payments for Chinook’s services. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Chinook’s growth strategy, financial performance and stock price and could require Chinook to delay or abandon clinical development plans. In addition, there is a risk that one or more of Chinook’s current service providers, manufacturers and other partners may not survive such difficult economic times, which could directly affect Chinook’s ability to attain Chinook’s operating goals on schedule and on budget. Any of the foregoing could harm Chinook’s business and Chinook cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact Chinook’s business. Furthermore, the combined company’s stock price may decline due in part to the volatility of the stock market and any general economic downturn.

Chinook or the third parties upon whom Chinook depends may be adversely affected by natural disasters and other calamities, including pandemics, such as the global outbreak of COVID-19, and Chinook’s business continuity and disaster recovery plans may not adequately protect Chinook from a serious disaster.

Natural disasters could severely disrupt Chinook’s operations and have a material adverse effect on Chinook’s business, results of operations, financial condition and prospects. If a natural disaster, fire, hurricane, power outage or other event occurred that prevented Chinook from using all or a significant portion of Chinook’s headquarters, that damaged critical infrastructure, such as Chinook’s suppliers’ manufacturing facilities, or that otherwise disrupted operations, such as data storage, it may be difficult or, in certain cases, impossible for Chinook to continue Chinook’s business for a substantial period of time.

Occurrences of epidemics or pandemics, depending on their scale, may cause different degrees of damage to the national and local economies within Chinook’s geographic focus. Global economic conditions may be disrupted by widespread outbreaks of infectious or contagious diseases, and such disruption may adversely affect clinical development plans. For example, the COVID-19 pandemic could have an adverse effect on the coordination of research and development, Chinook’s capital raising efforts, and the financial condition of Chinook’s business, as well as the ability of Chinook to retain key personnel and continue to expand product candidate development and conduct clinical trials. In addition, the impact of COVID-19 is likely to cause substantial changes in consumer behavior and has caused restrictions on business and individual activities, which are likely to lead to reduced economic activity. Extraordinary actions taken by international, federal, state and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions throughout the world, including travel bans, quarantines, “stay-at-home” orders and similar mandates for many individuals and businesses to substantially restrict daily activities could have an adverse effect on Chinook’s financial condition and ability to raise financing.

The disaster recovery and business continuity plans Chinook has in place may prove inadequate in the event of a serious disaster or similar event. Chinook may incur substantial expenses as a result of the limited nature of Chinook’s disaster recovery and business continuity plans, which could have a material adverse effect on Chinook’s business. As a result of the COVID-19 pandemic, Chinook may experience reduction in research and development, clinical testing, regulatory compliance activities, and manufacturing activities, and is unable at this time to estimate the extent of the effect of COVID-19 on its business. The extent and duration of the economic slowdown attributable to COVID-19 remains uncertain at this time. A continued significant economic slowdown could have a substantial adverse effect on Chinook’s financial condition, liquidity, and results of operations. If these conditions persist for an extended term, it could have a material adverse effect on Chinook’s future revenue and sales.

Chinook’s internal computer and information systems, or those used by its CROs, CMOs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of Chinook’s development programs.

Despite the implementation of appropriate security measures, Chinook’s internal computer and information systems and those of Chinook’s current and any future CROs, CMOs and other contractors or consultants may become vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in Chinook’s operations, it could result in a material disruption of Chinook’s development programs and Chinook’s business operations, whether due to a loss of Chinook’s trade secrets or other proprietary information or other similar disruptions. For example, the loss of data from completed or future preclinical studies or clinical trials could result in significant delays in Chinook’s regulatory approval efforts and significantly increase Chinook’s costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Chinook’s data or applications, or inappropriate disclosure of confidential or proprietary information, Chinook could incur liability, Chinook’s competitive position could be harmed and the further development and commercialization of Chinook’s product candidates could be significantly delayed. Chinook’s internal information technology systems and infrastructure are also vulnerable to damage from natural disasters, terrorism, war, telecommunication and electrical failures. System failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems during the COVID-19 pandemic, could compromise Chinook’s ability to perform its day-to-day operations, which could harm its ability to conduct business or delay its financial reporting. Such failures could materially adversely affect Chinook’s operating results and financial condition.

Chinook is subject to a variety of privacy and data security laws, and Chinook’s failure to comply with them could harm Chinook’s business.

Chinook maintains a large quantity of sensitive information, including confidential business and patient health information in connection with Chinook’s preclinical studies, and are subject to laws and regulations governing the privacy and security of such information. In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including health information privacy laws, security breach notification laws, and consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. In addition, Chinook may obtain health information from third parties (including research institutions from which it obtains clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, Chinook could be subject to criminal penalties if it knowingly obtains, uses or discloses individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA.

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. For example, California enacted the California Consumer Privacy Act, or the CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase Chinook’s compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase Chinook’s potential liability and adversely affect Chinook’s business.

In Canada, the Personal Information Protection and Electronic Documents Act, or PIPEDA, and similar provincial laws may impose obligations with respect to processing personal information, including health-related information. PIPEDA requires companies to obtain an individual’s consent when collecting, using or disclosing that individual’s personal information. Individuals have the right to access and challenge the accuracy of their personal information held by an organization, and personal information may only be used for the purposes for which it was collected. If an organization intends to use personal information for another purpose, it must again obtain that individual’s consent. Failure to comply with PIPEDA could result in significant fines and penalties.

In May 2018, the General Data Protection Regulation, or the GDPR, took effect in the European Economic Area, the EEA. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of natural persons. Among other things, the GDPR imposes strict obligations on the ability to process health-related and other personal data of data subjects in the EEA, including in relation to use, collection, analysis and transfer (including cross-border transfer) of such personal data. The GDPR includes requirements relating to the consent of the individuals to whom the personal data relates, including detailed notices for clinical trial subjects and investigators. The GDPR also includes certain requirements regarding the security of personal data and notification of data processing obligations or security incidents to appropriate data protection authorities or data subjects as well as requirements for establishing a lawful basis on which personal data can be processed. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of Chinook’s consolidated annual worldwide gross revenue). Further, recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of information from the EEA to the United States. For example, on June 16, 2020, the Court of Justice of the European Union, or the CJEU, declared the EU-U.S. Privacy Shield framework, or the Privacy Shield, to be invalid. As a result, Privacy Shield is no longer a valid mechanism for transferring personal data from the EEA to the United States. Moreover, it is uncertain whether the standard contractual clauses will also be invalidated by the European courts or legislature, which seems possible given the rationale behind the CJEU’s concerns about U.S. law and practice on government surveillance. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and Chinook may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If Chinook fails to comply with any such laws or regulations, Chinook may face significant fines and penalties that could adversely affect Chinook’s business, financial condition and results of operations.

Chinook may be unable to adequately protect its information systems from cyberattacks, which could result in the disclosure of confidential information, damage Chinook’s reputation, and subject Chinook to significant financial and legal exposure.

Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for Chinook, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. The COVID-19 pandemic is generally increasing the attack surface available to criminals, as more companies and individuals work online and work remotely, and as such, the risk of a cybersecurity incident potentially occurring, and Chinook’s investment in risk mitigations against such an incident, is increasing. For example, there has been an increase in phishing and spam emails as well as social engineering attempts from “hackers” hoping to use the recent COVID-19 pandemic to their advantage.

Although Chinook devotes resources to protect its information systems, Chinook realizes that cyberattacks are a threat, and there can be no assurance that Chinook’s efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to Chinook, or would have a material adverse effect on Chinook’s results of operations and financial condition.

In addition, the computer systems of various third parties on which Chinook relies, including its CROs, CMOs and other contractors, consultants and law and accounting firms, may sustain damage from computer viruses, unauthorized access, data breaches, phishing attacks, cybercriminals, natural disasters (including hurricanes and earthquakes), terrorism, war and telecommunication and electrical failures. Chinook relies on its third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches.

Chinook’s employees, principal investigators, CROs, CMOs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

Chinook is exposed to the risk of fraud or other misconduct by Chinook’s employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of FDA and non-U.S. regulators, provide accurate information to the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to Chinook. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to Chinook’s reputation. It is not always possible to identify and deter employee misconduct, and the precautions Chinook takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Chinook from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Chinook, and Chinook is not successful in defending or asserting Chinook’s rights, those actions could have a significant impact on Chinook’s business, including the imposition of significant fines or other sanctions.

Chinook’s business entails a significant risk of product liability and Chinook’s ability to obtain sufficient insurance coverage could have a material and adverse effect on Chinook’s business, financial condition, results of operations and prospects.

Chinook will face an inherent risk of product liability exposure related to the testing of atrasentan and Chinook’s other product candidates in clinical trials and will face an even greater risk if Chinook commercializes any of Chinook’s product candidates. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in a product, negligence, strict liability or breach of warranty. Claims could also be asserted under U.S. state consumer protection acts. If Chinook cannot successfully defend Chinook’s against claims that Chinook’s product candidates caused injuries, Chinook could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates that Chinook may develop;

•	injury to Chinook’s reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant time and costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	termination of Chinook’s collaboration relationships or disputes with its collaborators;

•	voluntary product recalls, withdrawals or labeling restrictions; and

•	the inability to commercialize any product candidates that Chinook may develop.

While Chinook currently has insurance that Chinook believes is appropriate for Chinook’s stage of development, Chinook may need to obtain higher levels prior to clinical development or marketing atrasentan or any of Chinook’s future product candidates. Any insurance Chinook has or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, Chinook may be unable to obtain sufficient insurance at a reasonable cost to protect Chinook against losses caused by product liability claims that could have a material and adverse effect on Chinook’s business, financial condition, results of operations and prospects.

Chinook’s ability to utilize its net operating loss carryforwards may be subject to limitations.

As of December 31, 2019, Chinook had net operating loss carryforwards for federal tax purposes of $7.6 million. To the extent that Chinook’s taxable income exceeds any current year operating losses, Chinook plans to use its carryforwards to offset income that would otherwise be taxable. In addition, under Section 382 of the Code, changes in its ownership may limit the amount of Chinook’s net operating loss carryforwards and tax credit carryforwards that could be utilized annually to offset its future taxable income, if any. This limitation would generally apply in the event of a cumulative change in ownership of Chinook of more than 50% within a three-year period. Chinook may have experienced ownership changes in the past and will likely experience ownership change in the future as a result of the merger. Any such limitation may significantly reduce Chinook’s ability to utilize its net operating loss carryforwards and tax credit carryforwards before they expire. Private placements and other transactions that have occurred since Chinook’s inception may also trigger such an ownership change pursuant to Section 382. Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of Chinook, Aduro or the combined company’s net operating loss carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations. There is also a risk that due to regulatory changes, such as suspensions on the use of net operating losses, or NOLs, or other unforeseen reasons, Chinook’s existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities.

On March 27, 2020, the CARES Act was signed into law. The CARES Act changes certain provisions of the TCJA. Under the CARES Act, NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back.

Under the TCJA, as modified by the CARES Act, NOLs and other carryforwards generated in tax years that began after December 31, 2017 may offset no more than 80% of current taxable income annually for taxable years beginning after December 31, 2020. Accordingly, if Chinook generates NOLs after the tax year ended December 31, 2017, it might have to pay more federal income taxes in a subsequent year as a result of the 80% taxable income limitation than it would have had to pay under the law in effect before the Tax Act as modified by the CARES Act.

U.S. federal income tax reform and changes in other tax laws could adversely affect Chinook.

In December 2017, the TCJA, was signed into law, significantly reforming the Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of business interest, allows for the expensing of capital expenditures, puts into effect the migration from a “worldwide” system of taxation to a partial “territorial” system, and modifies or repeals many business deductions and credits.

Chinook continues to examine the impact the TCJA may have on Chinook’s business. The TCJA is a far-reaching and complex revision to the U.S. federal income tax laws with disparate and, in some cases, countervailing impacts on different categories of taxpayers and industries, and will require subsequent rulemaking and interpretation in a number of areas. The long-term impact of the TCJA on the overall economy, the industries in which Chinook operates and its and its partners’ businesses cannot be reliably predicted at this early stage of the new law’s implementation. There can be no assurance that the TCJA will not negatively impact Chinook’s operating results, financial condition, and future business operations. The estimated impact of the TCJA is based on Chinook’s management’s current knowledge and assumptions, following consultation with Chinook’s tax advisors. Because of Chinook’s valuation allowance in the United States, ongoing tax effects of the Act are not expected to materially change Chinook’s effective tax rate in future periods.

In addition, new legislation or regulation which could affect Chinook’s tax burden could be enacted by any governmental authority. Chinook cannot predict the timing or extent of such tax-related developments which could have a negative impact on Chinook’s financial results. Additionally, Chinook uses its best judgment in attempting to quantify and reserve for these tax obligations. However, a challenge by a taxing authority, Chinook’s ability to utilize tax benefits such as carryforwards or tax credits, or a deviation from other tax-related assumptions could have a material adverse effect on Chinook’s business, results of operations or financial condition.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements relating to Aduro, Chinook, the merger and the other proposed transactions.

These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Aduro and Chinook cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements regarding the strategies, prospects, plans, expectations or objectives of management of Aduro or Chinook for future operations of the combined company, the progress, scope or timing of the development of the combined company’s product candidates, the benefits that may be derived from any future products or the commercial or market opportunity with respect to any future products of the combined company, the ability of the combined company to protect its intellectual property rights, the anticipated operations, financial position, ability to raise capital to fund operations, revenues, costs or expenses of Aduro, Chinook or the combined company, statements regarding future economic conditions or performance, statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements may also include any statements regarding the approval and closing of the merger, including the timing of the consummation of the merger, Aduro’s ability to solicit a sufficient number of proxies to approve the change of control resulting from the merger, satisfaction of conditions to the completion of the merger, the expected benefits of the merger, the ability of Aduro and Chinook to complete the merger, Chinook’s ability to complete the Chinook note financing immediately prior to the merger and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause Aduro, Chinook or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Aduro and Chinook to complete the merger and the effect of the merger on the business of Aduro, Chinook and the combined company, please see the section titled “Risk Factors” beginning on page 22 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Aduro and incorporated by reference herein. Please see the section titled “Where You Can Find More Information” beginning on page 246 of this proxy statement/prospectus. There can be no assurance that the merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Aduro, Chinook or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Aduro and Chinook do not undertake any obligation to (and expressly disclaim any such obligation to) publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF ADURO STOCKHOLDERS

Date, Time and Place

The Aduro special meeting will be held on                 , 2020, commencing at              Pacific Time, unless postponed or adjourned to a later date. The Aduro special meeting will be held entirely online. Aduro is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by Aduro’s board of directors for use at the Aduro special meeting and any adjournments or postponements of the Aduro special meeting. This proxy statement/prospectus is first being furnished to Aduro stockholders on or about                 , 2020.

Purposes of the Aduro Special Meeting

The purposes of the Aduro special meeting are:

1.

To approve the issuance of shares of common stock of Aduro Biotech, Inc., or Aduro, to stockholders of Chinook Therapeutics U.S., Inc., or Chinook, pursuant to the terms of the Agreement and Plan of Merger and Reorganization among Aduro, Chinook and Aspire Merger Sub, Inc., or Merger Sub, dated as of June 1, 2020, a copy of which is attached as Annex A, and the change of control resulting from the merger;

2.

To approve the potential issuance of shares of common stock of Aduro upon the conversion of the $25.0 million of convertible promissory notes issued by Chinook immediately prior to the consummation of the merger, referred to as the Chinook note financing;

3.

To approve an amendment to the amended and restated certificate of incorporation of Aduro to effect a reverse stock split of Aduro’s issued and outstanding common stock within a range, as determined by the Aduro board of directors and agreed to by Chinook, of every                to                shares (or any number in between) of outstanding Aduro common stock being combined and reclassified into one share of Aduro common stock in the form attached as Annex I. This amendment is intended to help Aduro satisfy the listing requirements of Nasdaq;

4.	To consider and vote upon an adjournment of the Aduro special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3; and

5.	To transact such other business as may properly come before the stockholders at the Aduro special meeting or any adjournment or postponement thereof.

Proposal No. 1 is referred to herein as the merger proposal. Proposal No. 1 is a condition to completion of the merger. The issuance of Aduro common stock in connection with the merger, or Proposal No. 1, will not take place unless all approved by Aduro stockholders and the merger is consummated. Therefore, the merger cannot be consummated without the approval of Proposal No. 1.

Recommendation of Aduro’s Board of Directors

•

Aduro’s board of directors has determined and believes that the issuance of shares of Aduro’s common stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, Aduro and its stockholders and has approved such issuance. Aduro’s board of directors unanimously recommends that Aduro stockholders vote “FOR” Proposal No. 1 to approve the issuance of shares of Aduro common stock pursuant to the Merger Agreement and the change of control resulting from the merger.

•

Aduro’s board of directors has determined and believes that the potential issuance of shares of the combined company’s common stock upon conversion of the convertible promissory notes issued in the Chinook note financing, is fair to, in the best interests of, and advisable to, Aduro and its stockholders and has approved such issuance. Aduro’s board of directors unanimously recommends that Aduro stockholders vote “FOR” Proposal No. 2 to approve the potential issuance of shares of the combined company’s common stock upon conversion of the convertible promissory notes issued in the Chinook note financing.

•

Aduro’s board of directors has determined and believes that it is advisable to, and in the best interests of, Aduro and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Aduro effecting the reverse stock split, as described in this proxy statement/prospectus. Aduro’s board of directors unanimously recommends that Aduro stockholders vote “FOR” Proposal No. 3 to approve the reverse stock split.

•

Aduro’s board of directors has determined and believes that adjourning the Aduro special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3 is fair to, in the best interests of, and advisable to, Aduro and its stockholders and has approved and adopted the proposal. Aduro’s board of directors unanimously recommends that Aduro stockholders vote “FOR” Proposal No. 4 to adjourn the Aduro special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

Record Date and Voting Power

Only holders of record of Aduro common stock at the close of business on the record date                 , 2020, are entitled to notice of, and to vote at, the Aduro special meeting. At the close of business on the record date, there were holders of record of Aduro common stock and there were shares of Aduro common stock issued and outstanding. Each share of Aduro common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of Aduro’s board of directors for use at the Aduro special meeting.

If, as of the record date referred to above, your shares were registered directly in your name with the transfer agent for Aduro common stock, Computershare Trust Company, N.A., then you are a stockholder of record. Whether or not you plan to attend the Aduro special meeting online, Aduro urges you to fill out and return the proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the Aduro special meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the Aduro special meeting, Aduro encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Aduro special meeting, you may still attend the Aduro special meeting and vote in person. In such case, your previously submitted proxy will be disregarded.

•	To vote at the Aduro special meeting, attend the Aduro special meeting online and follow the instructions posted at www.virtualshareholdermeeting.com/ADRO2020SM.

•

To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Aduro special meeting, Aduro will vote your shares in accordance with the proxy card.

•	To vote by proxy over the internet, follow the instructions provided on the Notice of Internet Availability.

•	To vote by telephone, you may vote by proxy by calling the toll free number found on the Notice of Internet Availability.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote in person at the Aduro special meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

We provide internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you do not give instructions to your broker, your broker can vote your Aduro shares with respect to “discretionary,” routine items but not with respect to “non-discretionary,” non-routine items. Discretionary items are proposals considered routine under Rule 452 of the New York Stock Exchange on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-routine items for which you do not give your broker instructions, Aduro shares will be treated as broker non-votes. It is anticipated that Proposal Nos. 1, 2 and 5 will be non-routine. It is anticipated that Proposal Nos. 3 and 4 will be routine.

All properly executed proxies that are not revoked will be voted at the Aduro special meeting and at any adjournments or postponements of the Aduro special meeting in accordance with the instructions contained in the proxy. If a holder of Aduro common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of Aduro’s board of directors.

If you are a stockholder of record of Aduro and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the Aduro special meeting in any one of the following ways:

•	You may submit another properly completed proxy with a later date by mail or via the Internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a written notice that you are revoking your proxy to Aduro’s Corporate Secretary at 740 Heinz Avenue, Berkeley, California 94710.

•

You may attend the Aduro special meeting online and vote by following the instructions at www.virtualshareholdermeeting.com/ADRO2020SM. Simply attending the Aduro special meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

Required Vote

The presence, in person or represented by proxy, at the Aduro special meeting of the holders of a majority of the shares of Aduro common stock outstanding and entitled to vote at the Aduro special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of the holders of a majority of the shares present in attendance or represented by proxy at the Aduro special meeting and entitled to vote on the matter, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4 and 5. The affirmative vote of the holders of a majority of the outstanding shares of

Aduro common stock entitled to vote at the Aduro special meeting is required for approval of Proposal No. 3. Proposal No. 1 is a condition to the completion of the merger, and is referred to herein as the merger proposal. Therefore, the merger cannot be consummated without the approval of Proposal No. 1. The issuance of Aduro common stock in connection with the merger and the change of control resulting from the merger, or Proposal No. 1, will not take place unless approved by Aduro stockholders and the merger is consummated.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Abstentions will be counted towards the vote totals for each proposal, and will have the same effect as “AGAINST” votes. Broker non-votes will have no effect on Proposal Nos. 1, 2, 4 and 5, and will have the same effect as “AGAINST” votes for Proposal No. 3.

As of July 1, 2020, the directors and certain executive officers of Aduro owned or controlled 0.2% of the outstanding shares of Aduro common stock entitled to vote at the Aduro special meeting. The directors and certain executive officers of Aduro owning these shares are subject to stockholder support agreements. Each stockholder that entered into a support agreement has agreed to vote all shares of Aduro common stock owned by him or her as of the record date in favor of Proposal Nos. 1, 2, 3, 4 and 5 and against any competing “acquisition proposal” (as defined in the support agreement).

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Aduro may solicit proxies from Aduro stockholders by personal interview, telephone, email, fax or otherwise. Aduro and Chinook will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Aduro common stock for the forwarding of solicitation materials to the beneficial owners of Aduro common stock. Aduro will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. Aduro has retained MacKenzie Partners, Inc. to assist it in soliciting proxies using the means referred to above. Aduro will pay the fees of MacKenzie Partners, which Aduro expects to be approximately $20,000, plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus, Aduro’s board of directors does not know of any business to be presented at the Aduro special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Aduro special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 122 of this proxy statement/prospectus describe the material aspects of the merger and the Merger Agreement. While Aduro and Chinook believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. See the section  titled “Where You Can Find More Information” beginning on page 246 of this proxy statement/prospectus.

Background of the Merger

In an effort to enhance stockholder value, Aduro’s board of directors and executive management regularly review and discuss Aduro’s near and long-term operating and strategic priorities. Among other things, these reviews and discussions focus on the opportunities and risks associated with Aduro’s development programs, financial condition and its strategic relationships and potential long-term strategic options.

In the fall of 2018, Aduro’s board of directors and executive management team initiated a strategic review of Aduro’s development programs for four primary reasons: general market sentiment towards immuno-oncology companies; the market’s negative reaction to the initial presentation of clinical data for STING pathway product candidates by Merck in October 2018 and Aduro in November 2018, which resulted in a significant decline in Aduro’s stock price; initial negative data generated in Aduro’s clinical trial of BION-1301, an anti-APRIL antibody, in multiple myeloma; and increased competition for both the STING and APRIL pathway product candidates. The board’s particular concern was that the combination of these events created a more difficult path to commercialization of STING or APRIL product pathway candidates by Aduro, given the possibility of lengthier development timelines and a less favorable financing environment for immuno-oncology companies. Accordingly, Aduro’s board of directors determined to evaluate alternatives whereby the company would either refocus its current development efforts on a limited set of programs in order to have a greater likelihood of reaching a suitable financeable inflection point driven by the achievement of more positive data from its STING and BION-1301 programs or alternatively, the company might pursue other options providing additional or nearer term financeable inflection points.

In December 2018, Aduro entered into a research collaboration and exclusive license agreement with Eli Lilly and Company, or Lilly, for Aduro’s cyclic GMP-AMP Synthase-STING, or cGAS-STING, inhibitor program. This agreement, which covers the research and development of inhibitor product candidates for autoimmune and other inflammatory diseases, requires Lilly to reimburse Aduro for certain research and development costs as well as to make certain payments upon the achievement of certain milestones as well as for royalties upon net sales of certain licensed products.

Based on the outcomes of its strategic review in fall 2018, Aduro’s board of directors implemented a strategic reset to prioritize Aduro’s clinical stage programs in the STING and APRIL pathways in January 2019. In connection with the strategic reset, Aduro reduced its workforce by approximately 37% and redirected its resources towards the STING and APRIL programs, thus extending its cash runway into 2022. Aduro also deprioritized the pLADD program as well as the company’s earlier stage programs, including ADU-1604 (anti-CTLA-4) and ADU-1805 (anti-SIRPα) at that time.

During the first quarter of 2019, Aduro’s board of directors and executive management team began to consider viable strategic alternatives available to the company that could enhance stockholder value. These alternatives included: remaining a stand-alone public company to pursue the company’s oncology and autoimmune/inflammatory disease programs; acquiring one or more complementary assets through purchase or in-licensing arrangements; selling Aduro to a larger company; or merging with a public or privately held company. As part of this review, and with the consent of Aduro’s board of directors, Aduro’s executive management team reached out to several experienced outside advisors to solicit their views on the company and its prospects.

In the spring of 2019, Mr. Stephen Isaacs, Aduro’s Chief Executive Officer and Chairman of Aduro’s board of directors, invited representatives of SVB Leerink, an investment bank specializing in representing healthcare and life sciences companies, to present SVB Leerink’s views on Aduro’s prospects and a possible plan for evaluating the range of strategic alternatives available to Aduro. Following this presentation at a board meeting in early May 2019, Aduro’s board of directors authorized Mr. Isaacs and the other members of Aduro’s executive management team to negotiate an engagement letter with SVB Leerink on the terms discussed at the board meeting. Following such negotiations, Aduro formally engaged SVB Leerink as the company’s financial advisor on June 3, 2019.

At a meeting of Aduro’s board of directors held on June 26 and June 27, 2019, the company’s executive management team reviewed with Aduro’s board of directors the current status of the company’s clinical programs, the company’s clinical opportunities, current corporate development activities, including the company’s efforts to pursue corporate development activities in Asia, the company’s cash position, anticipated near-term financeable inflection points and pro forma cash spending plans based on certain assumptions around the company’s development efforts pertaining to Aduro’s STING and APRIL programs, including the company’s collaboration with Novartis Pharmaceuticals Corporation, or Novartis, for the STING program in oncology. Aduro’s executive management team also presented a range of scenarios that included in-licensing assets to add clinical efficacy readouts to the company’s development programs by late 2021 or early 2022, as well as the execution of a transformational M&A transaction. Given the projected time and associated costs necessary to complete Aduro’s planned clinical trials through a significant inflection point, and the possibility that the company might not be successful in doing so on existing cash reserves, Aduro’s board of directors devoted special attention to considering the possibility of a transformational M&A transaction.

At this June 2019 board meeting, SVB Leerink also presented to Aduro’s board of directors a proposed process by which the company could pursue a transformational M&A opportunity. Following the presentation by SVB Leerink and after extensive discussion among the members of the board of directors regarding the presentations made by both the company’s executive management team and SVB Leerink, and the challenges and opportunities posed by each of the strategic alternatives, Aduro’s board of directors determined that the company should prioritize pursuing a process to explore M&A alternatives. The board of directors also established a transaction committee consisting of Aduro board members David Mack, Stephanie O’Brien and Stephen Sherwin to assist the board in evaluating potential strategic transactions involving Aduro.

Beginning in early July 2019, SVB Leerink worked with Aduro’s executive management team and Aduro’s transaction committee to identify and prioritize potential merger partners across the immuno-oncology, targeted oncology, renal, immunology and novel platform/genetic disease areas. Of an initial tranche of 39 companies presented by SVB Leerink, the transaction committee prioritized 15 companies, most of which focused on oncology, given the advanced development stage of STING relative to the company’s BION-1301 program, and directed SVB Leerink to contact such companies to gauge their interest in exploring a possible business combination with Aduro.

In August 2019, SVB Leerink contacted the 15 companies identified by the transaction committee as representing the greatest likelihood of achieving a synergistic combination with Aduro. Ten of such companies expressed an interest in exploring a possible business combination with Aduro and executed customary forms of confidentiality agreements with Aduro. During the remainder of August 2019, SVB Leerink, Aduro’s transaction committee and Aduro’s executive management team conducted a process to evaluate the desirability of a business combination with any of such companies. This process included meetings between Aduro’s executive management team and representatives of such companies and the exchange of due diligence materials.

In late August 2019 and at the direction of the transaction committee and Aduro’s executive management team, SVB Leerink invited eight of such companies to submit preliminary non-binding proposals for a potential business combination with Aduro. Five of such companies submitted proposals on September 16, 2019, and one of such companies submitted a proposal on September 23, 2019.

Based on the initial due diligence investigations conducted by Aduro’s executive management team and the relative strengths and weaknesses of the proposals received in September 2019 in comparison to one another, the transaction committee and Aduro’s executive management team recommended to Aduro’s board of directors at a board meeting on October 3, 2019 that Aduro continue to pursue further discussions with the four most promising prospects among the interested parties, referred to as Companies A, B, C and D.

Throughout October 2019, representatives of SVB Leerink and members of Aduro’s executive management team engaged in extensive mutual due diligence investigations with each of Companies A, B, C and D. Additionally, on October 14, 2019, another company with which the company and representatives of SVB Leerink had been engaged in discussions since early September, Company E, submitted a non-binding proposal for a potential business combination with Aduro.

Throughout November 2019, Aduro’s board of directors, the transaction committee and Aduro’s executive management team met with the company’s advisors frequently to review progress on the due diligence investigation of each of the companies’ remaining in the due diligence process. Furthermore, Aduro’s board of directors appointed another of its members, Ross Haghighat, to the transaction committee on November 7, 2019.

During November 2019, the company received revised non-binding proposals from Companies A, B, C and E. Based on guidance from Aduro’s transaction committee and board of directors, members of Aduro’s executive management team and representatives of SVB Leerink negotiated with each of these companies to improve the terms reflected in such revised non-binding proposals while further due diligence was conducted on each of such companies. By late November, 2019, Aduro’s board of directors had concluded that two of the companies, Company A and Company E, presented the greatest potential for achieving significant value for Aduro’s stockholders in a business combination with Aduro, and directed Aduro’s executive management team and SVB Leerink to focus on soliciting further revised proposals from each of these companies while still maintaining discussions with Companies B and C.

Company A’s revised proposal contemplated that Company A’s equityholders would hold 60% of the outstanding equity interests of the combined company immediately following the completion of the merger, and Aduro’s existing equityholders would hold the remaining 40%. Company A also proposed that the initial board of directors of the combined company would consist of three members designated by Company A, two designated by Aduro and an additional two members who would be independent from both Company A and Aduro, of which one would be the chairman of the combined company’s board of directors. Company A’s revised proposal also contemplated fulfilling Aduro’s existing obligations under its collaboration agreements with Novartis and Eli Lilly as well as completing the company’s ongoing phase 2 trial of ADU-S100 in patients with squamous cell carcinoma of the head and neck, or SCCHN trial, but stated that the allocation of additional capital to such program would be dependent upon the clinical data generated in the trial. Finally, Company A’s revised proposal also contemplated continuing to fund Aduro’s BION-1301 program while seeking a third party to which the program could be transferred through a sale or license.

Company E’s revised proposal contemplated that Company E’s equityholders would hold 75% of the outstanding equity interests of the combined company immediately following the completion of the merger, and Aduro’s existing equityholders would hold the remaining 25%. Company E’s proposal contemplated the continuation of Aduro’s STING and BION-1301 programs as well as the continuation of both the Novartis and Eli Lilly collaborations.

On December 5, 2019, Company B dropped from the process.

At a meeting of Aduro’s board of directors held on December 9, 2019, representatives of the company’s outside legal counsel, Latham & Watkins LLP, or Latham & Watkins, reviewed with Aduro’s board of directors the fiduciary duties owed by the members of the board to Aduro’s stockholders in the context of a business combination transaction. Aduro’s executive management team and representatives of SVB Leerink updated Aduro’s board of directors on the due diligence process and the revised nonbinding proposals made by Company A and Company E, and the board of directors provided guidance to SVB Leerink and Aduro’s executive management team on the proposed terms of counterproposals to each company. Following this discussion, members of Aduro’s executive management team also briefed the board of directors on a proposed corporate restructuring plan to reduce operating expenses with a goal of retaining sufficient cash reserves to fund the STING and APRIL programs to reach financeable inflection points. The proposed plan included further headcount reductions at the company’s facilities in the United States and the shutdown of the company’s European operations in the Netherlands. The board of directors took no action at this time pending the anticipated further discussions with Company A or Company E.

On December 11, 2019, Aduro received notification from Novartis that it had removed from its portfolio ADU-S100, the lead STING pathway activator product candidate and discontinued development of intratumoral STING pathway activators based on clinical data generated to date as well as the evolving treatment landscape for particular oncologic indications. Novartis notified Aduro that, going forward, Novartis intended to shift the focus of the collaboration efforts to a discovery-stage program pertaining to STING pathway activation through systemic delivery as a therapeutic strategy. This decision by Novartis also confirmed that Novartis was opting out of the planned trial of ADU-S100 in patients with non-muscle invasive bladder cancer. Novartis’ decision left Aduro to fund the program on its own, as it was already doing with the phase 2 trial of ADU-S100 in patients with SCCHN, in each case subject to an obligation of Novartis to fund and participate in any pivotal trials and reimburse certain early development costs if development of the product progresses into pivotal trials.

Throughout the remainder of December 2019, representatives of SVB Leerink and members of Aduro’s executive management team continued to meet separately with representatives of each of Company A and Company E to discuss the terms upon which each remained interested in engaging in a potential business combination with the company. In particular, Aduro’s board of directors had directed SVB Leerink and the executive management team to seek a more favorable equity split between Aduro’s stockholders, on the one hand, and each of Company A and Company E, on the other hand, as well as commitments to continue Aduro’s STING and BION-1301 programs.

On December 18, 2019, Company A delivered a further revised proposal to SVB Leerink. This proposal contemplated that Company A’s equityholders would hold 65% of the outstanding equity interests of the combined company immediately following the completion of the merger, and Aduro’s existing equityholders would hold the remaining 35%. Furthermore, Company A’s revised proposal indicated that Company A intended to terminate all development associated with Aduro’s STING program, and moreover, seek to transfer Aduro’s BION-1301 program to a third party through a sale or license.

On December 26, 2019, Company F, a company in which an entity associated with Morningside Venture (VI) Investments LTD., Aduro’s largest stockholder, had a significant equity stake, submitted to Aduro’s transaction committee a non-binding indication of Company F’s interest in pursuing a business combination with Aduro. The transaction committee shared this indication of interest with Aduro’s board of directors, which directed Aduro’s executive management team to conduct due diligence on Company F to evaluate whether it would be a desirable strategic partner for Aduro.

At a meeting of Aduro’s board of directors held on January 3, 2020, representatives of SVB Leerink informed Aduro’s board of directors that Company A and Company E had each notified SVB Leerink that it no longer desired to proceed further in merger discussions with Aduro. At this meeting, Aduro’s board of directors agreed that, based on the analysis conducted by the company’s executive management team, the company would not proceed in further negotiations with Company F regarding a potential strategic transaction with Aduro.

On January 9, 2020, Aduro implemented a corporate restructuring plan to extend operating capital and align personnel towards executing on the STING and APRIL clinical development plans. The corporate restructuring included a reduction-in-force of approximately 59% across the organization, the shutdown of Aduro’s European operations in the Netherlands and a reduction in Aduro’s facility footprint. The reduction in expenses projected to provide Aduro operating capital into 2023.

Aduro’s board of directors held meetings on January 22 and January 29, 2020 to discuss the strategic path forward for the company in light of the failure to reach an acceptable agreement with either Company A or Company E. As part of these discussions, SVB Leerink was asked to identify a broader range of potential merger partners, including potential counterparties with both oncology and non-oncology development programs, as the board of directors believed that both the company’s STING and BION-1301 programs showed promise. Aduro’s board of directors established a set of criteria for purposes of evaluating potential strategic partners for the company (and no criteria was assigned greater weight than any other):

•	a synergistic combination that would assign strategic value to Aduro in excess of its available cash;

•	a clinical stage asset with a potential inflection point within 12-18 months;

•	a combination that would establish a pipeline of assets that could enable a potential franchise in either oncology or renal diseases to be built;

•	a qualified and proven management team to run any combined company;

•	a well-respected stockholder base in the potential merger partner; and

•	a credible clinical and funding plan.

SVB Leerink and Aduro’s executive management team identified 28 companies to contact and assess their interest in pursuing a business combination with Aduro. Chinook was identified as a potential strategic merger partner, because it was viewed as likely to satisfy the major inclusion criteria established by the company’s board of directors. In particular, the transaction committee considered that a combined company focused on renal diseases that included a phase 3-ready lead program, atrasentan, together with Aduro’s BION-1301, with its potential disease-modifying characteristics, which are each designed to target a different, but meaningful portion of IgA nephropathy patients, as well as the rest of Chinook’s kidney diseases focused pipeline, would enable the formation of a combined company with the prospect of a pipeline of commercially viable products specifically targeting a significant addressable market in renal diseases. SVB Leerink first contacted Chinook as part of this process on February 11, 2020.

Aduro’s board of directors met again on February 20 and 21, 2020 to forge a consensus on the company’s strategic direction. At this meeting, representatives of SVB Leerink reported on recent outreach efforts to potential strategic partners for Aduro. It was noted at the meeting that the company’s then-current market capitalization of approximately $300 million represented a substantial premium to the company’s cash balance, which was a departure from the circumstances at the time the company first embarked upon an evaluation of potential merger partners in June 2019 when the company’s stock traded at a substantial discount to its then-current cash position. Accordingly, Aduro’s board of directors concluded that any evaluation of potential merger partners should prioritize those companies that expressed an interest in continuing to pursue one or more of Aduro’s existing development programs.

Based on these discussions, and with a consensus established among the members of the board of directors on a path forward, Aduro’s board of directors authorized the transaction committee, with the assistance of Aduro’s executive management team and SVB Leerink, to continue to evaluate potential strategic partners for the company.

Of the 28 companies identified earlier in the process, six signed customary forms of confidentiality agreements with the company and received further information on Aduro. Five companies ultimately expressed interest in exploring a potential transaction with Aduro and subsequently submitted non-binding preliminary merger proposals to Aduro. Chinook, based on publicly available information pertaining to Aduro, submitted an initial non-binding preliminary proposal on February 28, 2020. Chinook’s proposal contemplated that Chinook’s equityholders would hold 65% of the outstanding equity interests of the combined company immediately following the completion of the merger, and implied a value of approximately $170 million for Aduro and $315 million for Chinook. Furthermore, the Chinook proposal provided that designees to the combined company’s board of directors would be proportional to the proposed equity split between the two companies’ stockholder bases. This initial proposal also stipulated that Chinook would receive $14.5 million in new preferred stock financing prior to the completion of the merger and that Aduro would deliver $145 million of net available cash immediately prior to the completion of the merger. Chinook’s proposal also contemplated the continuation of Aduro’s BION-1301 program, but ascribed no value to Aduro’s non-renal assets. In fact, given the focus of Chinook on building a renal franchise, members of Chinook’s management team expressed to representatives of SVB Leerink and members of the transaction committee that Chinook was concerned that the continuation of Aduro’s non-renal programs, including STING, would create a conflict of priorities. Accordingly, Chinook indicated that it was open to Aduro seeking to identify an alternative development pathway for Aduro’s non-renal assets.

In early March 2020, the transaction committee recommended that based on the results of due diligence conducted to date and the terms of each of the companies’ non-binding preliminary proposals, Aduro and its advisors focus their further due diligence efforts and discussions regarding a potential business combination with the two companies that presented the best opportunity for synergies that could enhance value for Aduro’s stockholders, Chinook and another company, Company G. Further, Aduro would preserve the option to reengage with the other two companies, Company H and Company I, which were considered by the transaction committee as possessing less attractive synergistic opportunities with Aduro and thus less likely to deliver greater value to Aduro’s stockholders.

Throughout March 2020, the transaction committee, working with representatives of SVB Leerink and Aduro’s executive management team, conducted further mutual due diligence investigations with each of Chinook and Company G.

Company G’s preliminary non-binding proposal, which had been received on March 4, 2020, contemplated that Company G’s equityholders would hold 73% of the outstanding equity interests of the combined company immediately following the completion of the merger, and implied a value of approximately $150 million for Aduro and $410 million for Company G. Company G’s proposal also provided for a seven-member board of directors immediately following completion of any merger, with five of such members to be designated by Company G and two to be designated by Aduro. The transaction committee and Aduro’s executive management team viewed Company G as a less attractive alternative than Chinook based on, among other things, the terms proposed by Company G for a combination with Aduro, the fact that Company G’s research programs were at an earlier stage than those of Chinook and had not received any clinical validation such as atrasentan had received in the SONAR trial in diabetic nephropathy, and a view that Company G’s development timelines were not realistic.

By late March, the transaction committee and Aduro’s executive management team had reached a consensus view that Aduro should prioritize further due diligence and discussions on Chinook, while exploring possible avenues to realize value for Aduro’s non-renal assets for Aduro’s existing stockholders. At a meeting of Aduro’s board of directors on March 30, 2020, the transaction committee shared with the board an update on the status of discussions with Chinook, the scope and findings of due diligence conducted to date, the timing of the process for further evaluation of Chinook and its proposal for a merger between the two companies.

On April 2, 2020 at a meeting of Aduro’s board of directors, the transaction committee and Aduro’s executive management team provided a further update on the continuing discussions with Chinook, including areas of further inquiry to be covered in the ongoing due diligence investigation. The board of directors also appointed Messrs. Haghighat, Isaacs and another member of the board, Mr. William Greenman, to lead the further negotiations with Chinook. Following this meeting, at the direction of Aduro’s board of directors, representatives of SVB Leerink notified both Company H and Company I that Aduro was terminating discussions with each company.

The transaction committee and Aduro’s executive management team provided a further update to Aduro’s board of directors at a board meeting held on April 13, 2020. At the request of the transaction committee, representatives of Latham & Watkins described for the board of directors potential structures by which the stockholders of Aduro might receive value from the company’s non-renal assets.

On April 15, 2020, at the direction of Aduro’s transaction committee, representatives of SVB Leerink communicated to Mr. Eric Dobmeier, the Chief Executive Officer of Chinook, that Aduro was willing to consider further discussions with Chinook regarding a potential merger of Aduro and Chinook only on the basis of a 50/50 relative equity split between the equityholders of each company and a board of directors that included additional independent board members with commercial biotech experience. Additionally Aduro also proposed to deliver $145 million of net cash to the balance sheet of a combined company upon the completion of a merger, but would expect to see Chinook commit to delivering approximately $10 million of cash on its balance sheet at the closing of any merger plus an additional $44 million of new financing that would dilute Chinook’s stockholders prior to the completion of a merger. Moreover, given that Chinook was focused on developing a renal franchise and that the Chinook proposal assigned no value to Aduro’s non-renal assets in a combined company structure, Aduro indicated that any transaction would have to contemplate the disposition of such assets in a manner that could possibly generate additional value for Aduro’s existing stockholders.

On April 20, 2020, representatives of Chinook communicated a revised non-binding proposal to SVB Leerink. This revised proposal contemplated that immediately following the completion of the merger, Chinook’s equityholders would hold 55% of the outstanding equity interests of the combined company, and Aduro’s equityholders would hold 45%. Chinook further agreed to deliver $10 million in cash to the combined company at the completion of the merger and would also secure a further $25 million in new financing from its existing investors with the stipulation that the new financing would dilute the stockholders of the combined company. Chinook also proposed two alternatives to compose the initial board of directors for the combined company; either Chinook could propose four members (with one being Mr. Dobmeier) and Aduro could propose three members, or Chinook could propose three members (with one being Mr. Dobmeier), Aduro could propose two members and then an additional two members would be independent from both Chinook and Aduro. Chinook also indicated that it understood that Aduro would explore mechanisms to generate additional value for Aduro’s existing stockholders through the disposition of Aduro’s non-renal assets.

Between April 20, 2020 and April 30, 2020, additional discussions were held between Mr. Dobmeier, on the one hand, and members of the negotiating team and representatives of SVB Leerink, on the other hand, regarding the terms proposed by Chinook. During these discussions, the negotiating team reiterated that the equity split in any merger of Aduro with Chinook would need to be based on “parity” between the equityholders of Aduro and Chinook. A proposal by Mr. Dobmeier during this period to increase the equity allocated to Aduro’s equityholders from 45% to 48% was thus rejected by Aduro’s negotiating team. Accordingly, Mr. Dobmeier made a proposal to the negotiating team, which Mr. Dobmeier characterized as a “best and final” proposal that included the following terms: approximately 50/50 pro forma ownership of the combined company by each party’s equityholders, assuming Aduro delivered $145 million of net cash at closing; Chinook’s investors committing to an aggregate of $25 million of additional financing that would either be funded at closing or that could anchor a concurrent or subsequent financing by unaffiliated investors following the completion of the merger that would dilute the stockholders of the combined company; and a board of directors of the combined company consisting of seven directors, three of whom would be Chinook designees (including Mr. Dobmeier), two of whom would be Aduro designees, and the two remaining directors to be independent directors, with the chairman position to be an independently appointed position. Chinook’s proposal was also predicated on an assumption that Aduro’s non-renal assets might not be retained by the combined company following the closing, and that if they were retained, a portion of the value attributable to such assets would accrue to the benefit of Aduro’s existing stockholders through a contingent value rights structure.

On May 1, 2020, Aduro’s board of directors held a meeting at which the board received an update from Aduro’s executive management team and the transaction committee on the status of the due diligence investigation of Chinook and Chinook’s latest proposal to Aduro. Following further discussion of this proposal as well as the possibility it implied for the creation of additional value for Aduro’s existing stockholders through the disposition of Aduro’s non-renal assets, Aduro’s board of directors directed the transaction committee and Aduro’s executive management team to continue its negotiations with Chinook while exploring possible alternatives to create value for Aduro’s existing stockholders through the disposition of Aduro’s non-renal assets.

On May 7, 2020, representatives of Latham & Watkins delivered a first draft of the proposed Merger Agreement for the transaction to representatives of Chinook’s outside legal counsel, Fenwick & West LLP, or Fenwick. Representatives of Latham & Watkins and Fenwick thereafter held numerous negotiations and exchanged several drafts of the proposed Merger Agreement until it was ultimately finalized.

On May 12, 2020, Aduro’s board of directors met again to receive an update from the executive management team on its views on the results of its due diligence conducted to date on Chinook. Following this briefing, the board of directors of Aduro asked questions and discussed certain issues that were identified in due diligence and then requested that the executive management team and the transaction committee conduct additional due diligence to address the questions posed by the board of directors. At this meeting, representatives of Latham & Watkins further advised the members of the board of directors on their fiduciary duties in the context of a transaction with Chinook.

On May 18, 2020, Aduro’s executive management team briefed Aduro’s board of directors on potential structures that would afford Aduro’s current stockholders the opportunity to realize value for Aduro’s non-renal assets in the event the board of directors determined to proceed with a merger with Chinook: the formation of a subsidiary into which such assets could be transferred prior to a sale of a controlling interest in such entity; or the sale or license of such assets to one or more interested third parties. Following this briefing, Aduro’s board of directors directed the negotiating team to continue negotiations with Chinook with a view to preserving for the current Aduro stockholders the possibility of realizing value for the non-renal assets pursuant to the structures described by the executive management team at the board meeting.

On May 19, 2020, Aduro’s board of directors held a follow-up meeting to the May 12 board meeting. At the May 19 meeting, the transaction committee and certain consultants and advisors to the company, including representatives of SVB Leerink, presented additional due diligence findings intended to address the questions that had arisen during the May 12 board meeting regarding certain of the preliminary due diligence findings of the executive management team.

On May 23, 2020, representatives of Latham & Watkins delivered to representatives of Fenwick a first draft of a proposed contingent value rights agreement providing a mechanism for the transfer of value received in the disposition of Aduro’s non-renal assets to Aduro’s existing stockholders. Representatives of Latham & Watkins and Fenwick thereafter held numerous negotiations and exchanged several drafts of the proposed contingent value rights agreement until it was ultimately finalized.

On May 28, 2020, Aduro’s executive management team provided an update on the status of the negotiations with Chinook to Aduro’s board of directors. As part of this discussion, representatives of Latham & Watkins summarized for and discussed with Aduro’s board of directors the material terms of the draft Merger Agreement, including structure and timing considerations; the exchange ratio and relative percentage ownership of the existing Aduro stockholders, on the one hand, and the Chinook stockholders, on the other hand, the dilutive effect of the financing to be committed by Chinook’s existing investors, as well as any financing by outside investors, Aduro’s net cash definition, the potential disposition and treatment of Aduro’s non-renal assets, the combined company’s board of director composition and executive officers, closing conditions, deal protection provisions, termination rights and termination fees. Representatives of Latham & Watkins also summarized for the board of directors the material terms of the lock-up and support agreements to be executed concurrently with the execution of the Merger Agreement by the directors and certain officers and affiliates of both Aduro and Chinook, as well as the proposed form of the contingent value rights agreement, which provided an opportunity for Aduro’s existing stockholders to realize value on the non-renal assets of Aduro.

On May 29, 2020, representatives of Fenwick delivered a first draft of a proposed note purchase agreement and form of promissory note for the $25 million additional investment by Chinook’s existing stockholders to representatives of Latham & Watkins. Representatives of Fenwick and Latham & Watkins thereafter held numerous negotiations and exchanged several drafts of the proposed note purchase agreement and form of promissory note until they were ultimately finalized.

On May 31, 2020, Aduro’s board of directors held a meeting to receive an update on the status of negotiations with Chinook on the remaining open points in the Merger Agreement, the contingent value rights agreement and the note purchase agreement as well as a briefing on the joint communications plan to be executed upon in connection with the proposed merger. Representatives of SVB Leerink reviewed for Aduro’s board of directors the process that led to the proposed transaction with Chinook and summarized for the board of directors SVB Leerink’s valuation analyses developed in connection with the proposed transaction. Following this discussion, Aduro’s board of directors directed the negotiating team to finalize negotiations with Chinook.

On June 1, 2020, Aduro’s board of directors reconvened the prior day’s board meeting with representatives of Latham & Watkins and SVB Leerink. During this meeting, representatives of Latham & Watkins presented a summary of the resolution of the remaining open points in the Merger Agreement and again reviewed with Aduro’s board of directors its fiduciary duties in considering the proposed merger with Chinook. In addition, representatives of SVB Leerink presented its financial analysis of the exchange ratio and delivered SVB Leerink’s oral opinion, which was confirmed by delivery of a written opinion dated June 1, 2020, to the effect that, as of such date and based upon and subject to the various assumptions, qualifications and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the exchange ratio to be paid by Aduro pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Aduro. During the presentations, the board of directors of Aduro asked questions and discussed the provisions of the Merger Agreement and related documentation. After the presentations and discussions, the board of directors of Aduro unanimously (i) determined that the Merger Agreement, the merger, and other transactions contemplated therein, are advisable and in the best interests of Aduro and its stockholders, (ii) approved the Merger Agreement, the merger and the transactions contemplated thereby in accordance with the DGCL, (iii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the Aduro stockholders vote to approve the issuance of shares of Aduro common stock in the merger. Following the meeting of Aduro’s board of directors and after finalization of the remaining open points in the transaction documents, Aduro and Chinook entered into the Merger Agreement.

Aduro Reasons for the Merger

Aduro’s board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the Aduro stockholders approve the merger and the issuance of shares of Aduro common stock in the merger, all of which the Aduro board of directors viewed as supporting its decision to approve the business combination with Chinook:

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Aduro’s board of directors believes that the combined company’s focus on the discovery, development and commercialization of medicines to treat kidney diseases, represents a significant underserved market opportunity.

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Aduro’s board of directors believes that the combination of the company’s promising phase 1 program, BION-1301, with Chinook’s lead phase 3-ready clinical program, atrasentan, and further pipeline of candidates for the treatment of kidney diseases would stand a greater likelihood of delivering long-term value to Aduro’s stockholders than Aduro’s current drug development pipeline.

•	Aduro’s board of directors believes that greater long-term stockholder value is likely to be delivered by disaggregating Aduro’s renal and oncology programs, all of which are early stage programs.

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Aduro’s board of directors considered the strength of the balance sheet of the combined company, estimated to be approximately $200 million at closing, including $25 million in cash from the notes to be purchased under the note purchase agreement as a condition to the closing of the merger. Aduro’s board of directors also considered the possibility that the combined company would be able to take advantage of the potential benefits resulting from the combination of the Aduro public company structure with the Chinook business to raise additional funds in the future, if necessary.

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Aduro’s board of directors also reviewed with the management teams of Aduro and Chinook the current development plans for atrasentan and BION-1301 to confirm the likelihood that the combined company would possess sufficient financial resources, both in terms of existing cash reserves and likely sources of funding, to allow the combined company’s management team to focus on the continued development and anticipated commercialization of atrasentan and BION-1301.

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Aduro’s board of directors concluded that the merger would provide the existing Aduro stockholders a significant opportunity to participate in the potential growth of the combined company following the merger, while the declaration of the special dividend for contingent value rights could result in additional cash proceeds being paid to Aduro stockholders in respect of Aduro’s non-renal assets.

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Aduro’s board of directors also considered that the combined organization will be led by a highly experienced and accomplished senior management team and a board of directors with representation from each of the current boards of directors of Aduro and Chinook as well as two new independent directors.

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Aduro’s board of directors considered the financial analyses of SVB Leerink, including its opinion to the board of directors that as of such date and based upon and subject to the various assumptions, qualifications and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the exchange ratio to be paid by Aduro pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Aduro, as more fully described below under the caption “The Merger—Opinion of Aduro’s Financial Advisor.”

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Aduro’s board of directors also considered the risks associated with continuing to operate Aduro on a stand-alone basis and the impact of the strategic reset in 2019 and the corporate restructuring in 2020 on the company’s ability to attract and retain a motivated workforce as well as the substantial efforts made over a significant period of time by Aduro’s senior management and financial advisors to solicit strategic alternatives for Aduro to the merger, including the discussions that Aduro management and the Aduro board of directors had in 2019 and early 2020 with other potential merger candidates.

Aduro’s board of directors also reviewed the terms of the merger and associated transactions, including:

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the exchange ratio used to establish the number of shares of Aduro common stock to be issued in the merger does not fluctuate based on the price of Aduro common stock, and thus the relative percentage ownership of Aduro stockholders and Chinook stockholders immediately following the completion of the merger is similarly fixed, subject to certain adjustments related to the cash balances of Aduro and Chinook;

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the financing in Chinook contemplated by the subscription agreement, the limited number and nature of conditions to the obligation of the proposed investors in Chinook to consummate the financing contemplated by the subscription agreement and the ability of Aduro to specifically enforce the obligations of the investors under the Subscription Agreement to complete the investment in Chinook if all of such conditions to the completion of the investment contemplated by the Subscription Agreement have been satisfied;

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the limited number and nature of the conditions to the Chinook obligation to consummate the merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the merger will be consummated on a timely basis;

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the respective rights of, and limitations on, Aduro and Chinook under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Aduro or Chinook receive a superior proposal;

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the reasonableness of the potential termination fee of $6.4 million and related reimbursement of certain transaction expenses of up to $2.0 million, which could become payable by either Aduro or Chinook if the Merger Agreement is terminated in certain circumstances;

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the support agreements, pursuant to which certain stockholders of Chinook agreed, solely in their capacity as stockholders, to vote all of their shares of Chinook capital stock in favor of adoption of the Merger Agreement;

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the agreement of Chinook to provide written consent of its stockholders necessary to adopt the Merger Agreement thereby approving the merger and related transactions within four business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; and

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the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Aduro board of directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:

•	the possibility that Aduro’s stockholders may not approve the merger proposals;

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the $6.4 million termination fee and up to $2.0 million in related expenses payable to Chinook upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Aduro stockholders;

•	the substantial expenses to be incurred in connection with the merger;

•	the possible volatility, at least in the short term, of the trading price of the Aduro common stock resulting from the merger announcement;

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the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or on the delay or failure to complete the merger on the reputation of Aduro;

•	the risk to the business of Aduro and its operations and financial results in the event that the merger is not consummated;

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the strategic direction of the combined company following the completion of the merger, which will be determined by a board of directors that will be comprised of a minority of the members of the current Aduro board of directors;

•	the possibility that Aduro’s stockholders may not receive any value for the non-renal assets of the company under the contingent value rights agreement;

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the significant dilution to which Aduro’s stockholders will be subject in the event that the merger closes, as well as the additional dilution that would occur upon any subsequent financing transaction involving the combined company; and

•	various other risks associated with the combined organization and the merger, including those described in the section titled “Risk Factors” in this proxy statement/prospectus.

The foregoing information and factors considered by Aduro’s board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Aduro’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Aduro’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Aduro’s board of directors may have given different weight to different factors. Aduro’s board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Aduro executive management team and the legal and financial advisors of Aduro, and considered the factors overall to be favorable to, and to support, its determination.

Chinook Reasons for the Merger

In the course of reaching its decision to approve the merger, the Chinook board of directors held numerous meetings, consulted with Chinook’s senior management, its financial advisors and legal counsel, and considered a wide variety of factors. Ultimately, Chinook’s board of directors concluded that a merger with Aduro was the best option to accelerate Chinook’s goal of building a leading kidney disease company by:

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combining Chinook’s pipeline of atrasentan, CHK-336 and preclinical programs with Aduro’s promising BION-1301 program, such that the combined company expects to have three kidney disease product candidates in four ongoing clinical trials in 2021, as well as a robust research pipeline;

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generating substantial capital resources for the combined company consisting of approximately $200 million of cash, cash equivalents and marketable securities expected at closing, including $25 million in additional financing committed by Chinook’s existing investors, which provides funding to advance the combined company’s pipeline through 2022; and

•	adding talented employees from Aduro to continue advancing BION-1301 and to assist with transitioning Chinook into being a publicly-traded company.

Additional factors Chinook’s board of directors considered included the following:

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the merger will provide Chinook’s current stockholders with greater liquidity by owning publicly-traded stock, and expanding the range of investors potentially available as a public company, compared to the investors Chinook could otherwise gain access to if it continued to operate as a privately-held company;

•	the historical and current information concerning Chinook’s business, including its financial performance and condition, operations, management and pre-clinical and clinical data;

•	the competitive nature of the industry in which Chinook operates;

•	the Chinook board of directors’ fiduciary duties to Chinook’s stockholders;

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the board’s belief that no alternatives to the merger were reasonably likely to create greater value for Chinook’s stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Chinook board of directors;

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the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined company, including the impact of the CVR agreement and the expected cash resources of the combined organization (including the ability to support the combined company’s current and planned clinical trials and operations);

•	the business, history, operations, financial resources, assets, technology and credibility of Aduro;

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the availability of appraisal rights under the DGCL to holders of Chinook’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Chinook capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement, including the following:

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the determination that the expected relative percentage ownership of Aduro’s stockholders and Chinook’s stockholders in the combined organization was appropriate, based on the Chinook board of directors’ judgment and assessment of the approximate valuations of Aduro (including the potential value of the BION-1301 Program and the value of the net cash Aduro is expected to provide to the combined organization) and Chinook (including the value of the net cash Chinook is expected to provide to the combined organization);

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the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the merger the Chinook stockholders will generally not recognize taxable gain or less for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Aduro to consummate the merger;

•	the rights of Chinook under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Chinook receive a superior proposal;

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the conclusion of the Chinook board of directors that the potential termination fee of $6,400,000, payable by Aduro or Chinook to the other party, and the circumstances when such fee may be payable, were reasonable;

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the conclusion of the Chinook board of directors that the potential expense reimbursement of up to $2,000,000, payable by Aduro to Chinook, and the circumstances when such fee may be payable, were reasonable; and

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the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

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the shares of Aduro’s common stock issued to Chinook’s stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Chinook’s stockholders who are not affiliates of Chinook and who are not parties to lock-up agreements;

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the support agreements, pursuant to which certain directors, officers and stockholders of Chinook and Aduro, respectively, have agreed, solely in their capacity as stockholders of Chinook and Aduro, respectively, to vote all of their shares of Chinook capital stock or Aduro common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of the combined organization’s name to Chinook Therapeutics, Inc. upon the closing of the merger; and

•	the likelihood that the merger will be consummated on a timely basis.

The Chinook board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

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the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Chinook and the ability of Chinook to obtain financing in the future in the event the merger is not completed;

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the risk that future sales of common stock by existing Aduro stockholders may cause the price of Aduro common stock to fall, thus reducing the potential value of Aduro common stock received by Chinook stockholders following the merger;

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the exchange ratio used to establish the number of shares of Aduro’s common stock to be issued to Chinook’s stockholders in the merger is fixed, except for adjustments due to the parties’ respective cash balances and outstanding capital stock at closing, and thus the relative percentage ownership of

Aduro’s stockholders and Chinook’s stockholders in the combined organization immediately following the completion of the merger is similarly fixed;

•

the termination fee of $6,400,000, payable by Chinook to Aduro upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Chinook’s stockholders;

•	the potential reduction of Aduro’s net cash prior to the closing;

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the possibility that Aduro could, under certain circumstances, consider unsolicited acquisition proposals if superior to the merger or change its recommendation to approve the merger upon certain events;

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the possibility that Aduro will not be able to successfully partner or sell any of Aduro’s non-renal assets or establish a viable entity to manage the development of the non-renal assets under the CVR Agreement;

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the possibility that the merger might not be completed for a variety of reasons, such as the failure of Aduro to obtain the required stockholder vote, and the potential adverse effect on the reputation of Chinook and the ability of Chinook to obtain financing in the future in the event the merger is not completed;

•	the risk that the merger might not be consummated in a timely manner or at all;

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the costs involved in connection with completing the merger, the time and effort of Chinook senior management required to complete the merger, the related disruptions or potential disruptions to Chinook’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Chinook, and related administrative challenges associated with combining the companies;

•

the additional expenses and obligations to which Chinook’s business will be subject following the merger that Chinook has not previously been subject to, and the operational changes to Chinook’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing; and

•	various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Chinook board of directors in its consideration of the Merger Agreement and the transactions contemplated. The Chinook board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Chinook board of directors unanimously approved the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

Opinion of Aduro’s Financial Advisor

Introduction

Aduro retained SVB Leerink as its financial advisor in connection with the merger and the other transactions contemplated by the Merger Agreement, which are referred to throughout this section, collectively, as the “Transaction.” In connection with this engagement, Aduro requested that SVB Leerink evaluate the fairness, from a financial point of view, to Aduro of the exchange ratio to be paid by Aduro pursuant to the terms of the Merger Agreement. On June 1, 2020, SVB Leerink rendered to the Aduro board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 1, 2020 that, as of such date and based upon and subject to the various assumptions, qualifications and limitations upon the review undertaken by SVB Leerink in preparing its opinion, the exchange ratio to be paid by Aduro pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Aduro. In providing its opinion, SVB Leerink noted that the exchange ratio is intended to result in holders of Aduro common stock and Chinook capital stock immediately prior to the effective time of the merger holding, on a fully-diluted basis, approximately 50.0% and 50.0% of the outstanding Aduro common stock, respectively, on a pro forma basis immediately following the consummation of the merger and that the exchange ratio and, accordingly, such percentages, are subject to adjustments based upon the net cash and cash and cash equivalents of Aduro and Chinook as of the closing of the merger (as to which adjustments SVB Leerink expressed no opinion).

The full text of SVB Leerink’s written opinion, dated June 1, 2020, which describes the assumptions, qualifications and limitations upon the review undertaken by SVB Leerink in preparing its opinion, a copy of which is attached as Annex B and is incorporated herein by reference. The summary of SVB Leerink’s written opinion set forth below is qualified in its entirety by the full text of the written opinion, a copy of which is attached as Annex B. SVB Leerink’s financial advisory services and opinion were provided for the information and assistance of the members of the Aduro board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Aduro board’s consideration of the Transaction, and SVB Leerink’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Aduro of the exchange ratio to be paid by Aduro pursuant to the Merger Agreement. SVB Leerink’s opinion did not address the fairness of the closing dividend to holders of record of Aduro common stock prior to the effective time of CVRs pursuant to the terms of the CVR Agreement or any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Aduro as to whether or how such holder should vote with respect to the merger or otherwise act with respect to the Transaction or any other matter.

The full text of SVB Leerink’s written opinion should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by SVB Leerink in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, SVB Leerink reviewed, among other things:

•	a draft, dated May 31, 2020, of the Merger Agreement;

•	a draft, dated May 31, 2020, of the CVR Agreement to be entered into by Aduro for the benefit of holders of record of Aduro common stock prior to the effective time of the merger;

•	Aduro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed by Aduro with the SEC;

•	Aduro’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, as filed by Aduro with the SEC;

•	certain Current Reports on Form 8-K, as filed by Aduro with, or furnished by Aduro to, the SEC;

•	certain publicly available research analyst reports for Aduro;

•	certain business and historical financial information and data relating to Chinook prepared by management of Chinook and furnished to SVB Leerink by Chinook; and

•

certain financial forecasts and other information and data relating to each of Aduro and Chinook prepared by management of Aduro and furnished to SVB Leerink by Aduro for purposes of SVB Leerink’s analysis, which are referred to in this section as the “Forecasts.”

SVB Leerink conducted discussions with members of the senior management of Aduro, and its advisors and representatives, regarding their assessment of the Forecasts. In addition, SVB Leerink reviewed the historical trading prices and trading activity for the Aduro common stock. Furthermore, SVB Leerink reviewed (i) publicly available market capitalization data regarding companies in the biopharmaceutical industry that SVB Leerink believed to be comparable in certain respects to each of Aduro and Chinook; and (ii) publicly available financial terms of certain initial public offerings involving companies in the biopharmaceutical industry that SVB Leerink believed to be comparable in certain respects to Chinook. SVB Leerink also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

SVB Leerink assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by it for purposes of its opinion and, with the consent of the Aduro board, relied upon such information as being complete and accurate. In that regard, SVB Leerink assumed, with the consent of the Aduro board, that the Forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Aduro as to the matters covered thereby. SVB Leerink relied, at the direction of the Aduro board, on the Forecasts for purposes of its analysis and its opinion. SVB Leerink expressed no view or opinion as to the Forecasts or the assumptions on which they were based. In addition, with the consent of the Aduro board, SVB Leerink did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Aduro or Chinook, nor was SVB Leerink furnished with any such evaluation or appraisal, and SVB Leerink was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Aduro or Chinook. SVB Leerink assumed, with the consent of the Aduro board, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to its analysis or its opinion from the last drafts of the Merger Agreement and CVR Agreement reviewed by SVB Leerink. SVB Leerink also assumed, with the consent of the Aduro board, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to SVB Leerink’s analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to such analysis or opinion. SVB Leerink did not evaluate and did not express any opinion as to the solvency or fair value of Aduro or Chinook, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. SVB Leerink are not legal, regulatory, tax or accounting advisors, and SVB Leerink expressed no opinion as to any legal, regulatory, tax or accounting matters.

SVB Leerink expressed no view as to, and its opinion did not address, Aduro’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Aduro or in which Aduro might engage. SVB Leerink’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date thereof, to Aduro of the exchange ratio to be paid by Aduro pursuant to the terms of the Merger Agreement. SVB Leerink was not asked to, nor did SVB Leerink, express any view on, and its opinion did not address, the fairness of the closing dividend to holders of record of Aduro common stock prior to the effective time of CVRs pursuant to the terms of the CVR Agreement. SVB Leerink was not asked to, and did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Aduro or any other party. In addition, SVB Leerink expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Aduro or any other party, or class of such persons in connection with the Transaction, whether relative to the exchange ratio to be paid pursuant to the terms of the Merger Agreement or otherwise. SVB Leerink’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to it as of, the date of its opinion, and SVB Leerink does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. SVB Leerink’s opinion does not constitute a recommendation to any stockholder of Aduro as to whether or how such holder should vote with respect to the merger or otherwise act with respect to the Transaction or any other matter. SVB Leerink provided its financial advisory services and rendered its opinion for the information and assistance of the Aduro board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of SVB Leerink’s opinion was approved by the SVB Leerink Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by SVB Leerink and reviewed with the Aduro board in connection with the rendering by SVB Leerink of its opinion on June 1, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, SVB Leerink, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by SVB Leerink. SVB Leerink may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be the view of SVB Leerink as to the actual values of Aduro or Chinook. In performing its analyses, SVB Leerink made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Aduro or any other parties to the Transaction. None of Aduro, Chinook, Aspire Merger Sub, SVB Leerink or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Aduro or Chinook do not purport to be appraisals or reflect the prices at which these companies may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 1, 2020 and is not necessarily indicative of current market conditions.

Aduro Stand-Alone Valuation Analyses

Aduro Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. SVB Leerink performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Aduro was forecasted to generate from September 30, 2020 through fiscal year 2040, which unlevered, after-tax free cash flows were derived from the Aduro management Forecasts. The cash flows were then discounted to present value as of September 30, 2020 using discount rates ranging from 9.0% to 11.0%. This range of discount rates was based on SVB Leerink’s analysis of Aduro’s weighted average cost of capital derived from analyzing the cost of capital for Aduro’s comparable companies, including bluebird bio, Inc., Ultragenyx Pharmaceutical Inc., Agios Pharmaceuticals, Inc., Blueprint Medicines Corp., Deciphera Pharmaceuticals, Inc., Amicus Therapeutics, Inc., PTC Therapeutics, Inc., Insmed Incorporated, Corcept Therapeutics Incorporated, Zealand Pharma A/S, Stemline Therapeutics Inc. and Clovis Oncology, Inc., and taking into account certain metrics including the comparable companies’ levered and unlevered betas, a historical equity risk premium and yields for U.S. treasury notes. In performing its discounted cash flow analysis, SVB

Leerink adjusted for (i) cash balances, including cash and cash equivalents, estimated by Aduro management to equal approximately $145.0 million as of September 30, 2020, and (ii) the estimated cash flow impact of Aduro’s available net operating loss carryforwards and other tax attributes.

This analysis resulted in an implied equity value for Aduro of approximately $262 million to $322 million, and an implied per share equity value for the Aduro common stock of approximately $3.13 to $3.82 as compared to the closing price of the Aduro common stock of $3.37 as of June 1, 2020.

Aduro 52-Week Trading Range

SVB Leerink noted for the information of the Aduro board the historical intraday high and low trading prices of the Aduro common stock during the 52-week period ended May 29, 2020 (the last trading day prior to the rendering of SVB Leerink’s fairness opinion), which reflected low and high intraday trading prices for the Aduro common stock during such period of approximately $0.90 to $4.04 per share.

Aduro Discounted Wall Street Research Analyst Price Targets

SVB Leerink noted for the information of the Aduro board one year forward stock price targets for the Aduro common stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for Aduro ranging from $4.00 to $10.00 per share, as of May 29, 2020. The price targets were then discounted from the one-year forward date of the last published report to present value as of September 30, 2020 using a discount rate of 10.0%. This analysis resulted in an implied per share equity value for the Aduro common stock of approximately $3.78 to $9.45 per share.

Illustrative Adjusted Aduro Discounted Cash Flow Analysis

For illustrative purposes, SVB Leerink performed a discounted cash flow analysis of Aduro assuming the disposition by Aduro of all of its oncology assets, with Aduro retaining solely its BION-1301 product candidate. SVB Leerink calculated the estimated present value of the stand-alone, unlevered, after-tax free cash flows that BION-1301 was forecasted to generate from September 30, 2020 through fiscal year 2040, which unlevered, after-tax free cash flows were derived from the Aduro management Forecasts. The cash flows were then discounted to present value as of September 30, 2020 using discount rates ranging from 9.0% to 11.0%. This range of discount rates was based on SVB Leerink’s analysis of Aduro’s weighted average cost of capital derived from analyzing the cost of capital for adjusted Aduro’s comparable companies and taking into account certain metrics including the comparable companies’ levered and unlevered betas, a historical equity risk premium and yields for U.S. treasury notes. In performing its discounted cash flow analysis, SVB Leerink adjusted for (i) cash balances, including cash and cash equivalents, estimated by Aduro management to equal approximately $145.0 million as of September 30, 2020, and (ii) the estimated cash flow impact of Aduro’s available net operating loss carryforwards and other tax attributes.

This analysis resulted in an implied equity value for adjusted Aduro of approximately $157 million to $184 million, and an implied per share equity value for the adjusted Aduro common stock of approximately $1.90 to $2.22.

Chinook Stand-Alone Valuation Analyses

Discounted Cash Flow Analysis

SVB Leerink performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Chinook was forecasted to generate from September 30, 2020 through fiscal year 2040, which unlevered, after-tax free cash flows were derived from the Aduro management Forecasts. The cash flows were then discounted to present value as of September 30, 2020 using discount rates ranging from 9.0% to 11.0%. This range of discount rates was based on SVB Leerink’s analysis of Chinook’s weighted average cost of capital derived from analyzing the cost of capital for Chinook’s comparable companies including Ultragenyx Pharmaceutical Inc., Amicus Therapeutics, Inc., PTC Therapeutics, Inc., Insmed Incorporated, Corcept Therapeutics Incorporated and Zealand Pharma A/S and taking into account certain metrics including the comparable companies’ levered and unlevered betas, a historical equity risk premium and yields for U.S. treasury notes. In performing its discounted cash flow analysis, SVB Leerink adjusted for (i) cash balances, including cash and cash equivalents, estimated by Chinook management to equal approximately $10.0 million as of September 30, 2020, and (ii) the estimated cash flow impact of Chinook’s net operating loss carryforwards and other tax attributes generated during the forecasted period.

This analysis resulted in an implied equity value for Chinook of approximately $372 million to $454 million.

Exchange Ratio Analysis

Discounted Cash Flow Analysis of Aduro and Chinook

SVB Leerink compared the results for Aduro to the results for Chinook with respect to the discounted cash flow analyses described above and compared these results to the exchange ratio. For the purposes of this comparison, SVB Leerink used the exchange ratio of 1.4696x per share of Chinook capital stock, which is the exchange ratio resulting from the allocation of the outstanding Aduro common stock between holders of Aduro common stock and Chinook capital stock on a fully-diluted basis in the proportions of 50.0% and 50.0%, respectively, on a pro forma basis immediately following the consummation of the Merger.

SVB Leerink compared the lowest equity value for Chinook to the highest equity value for Aduro to derive the lowest Chinook exchange ratio implied by each pair of results. SVB Leerink also compared the highest equity value for Chinook to the lowest equity value for Aduro to derive the highest Chinook exchange ratio implied by each pair of results. The lowest and highest implied Chinook exchange ratios resulting from this analysis were 1.6964x and 2.5461x, respectively, compared to the exchange ratio of 1.4696x.

Illustrative Discounted Cash Flow Analysis of Adjusted Aduro and Chinook

For illustrative purposes, SVB Leerink compared the results for adjusted Aduro to the results for Chinook with respect to the discounted cash flow analyses described above and compared these results to the exchange ratio of 1.4696x per share of Chinook capital stock.

SVB Leerink compared the lowest equity value for Chinook to the highest equity value for adjusted Aduro to derive the lowest Chinook exchange ratio implied by each pair of results. SVB Leerink also compared the highest equity value for Chinook to the lowest equity value for adjusted Aduro to derive the highest Chinook exchange ratio implied by each pair of results. The lowest and highest implied Chinook exchange ratios resulting from this analysis were 2.9683x and 4.2510x, respectively, compared to the exchange ratio of 1.4696x.

General

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, SVB Leerink did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, SVB Leerink made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

SVB Leerink’s financial analyses and opinion were only one of many factors taken into consideration by the Aduro board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Aduro board or management of Aduro with respect to the exchange ratio or as to whether the Aduro board would have been willing to determine that a different exchange ratio was fair. The exchange ratio was determined through arm’s-length negotiations between Aduro and Chinook and was approved by the Aduro board. SVB Leerink provided advice to Aduro during these negotiations. However, SVB Leerink did not recommend any specific exchange ratio or other financial terms to Aduro or the Aduro board or that any specific exchange ratio or other financial terms constituted the only appropriate consideration for the Transaction.

SVB Leerink LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. SVB Leerink has provided certain investment banking services to Aduro from time to time, for which it has received compensation. In the ordinary course of business, SVB Leerink and its affiliates may, in the future, provide commercial and investment banking services to Aduro, Chinook or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of their trading and brokerage activities, SVB Leerink or its affiliates have in the past and may in the future hold positions, for their own account or the accounts of their customers, in equity, debt or other securities of Aduro, Chinook or their respective affiliates.

Consistent with applicable legal and regulatory requirements, SVB Leerink has adopted policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, SVB Leerink’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Aduro and the Transaction and other participants in the Transaction that differ from the views of SVB Leerink’s investment banking personnel.

The Aduro board selected SVB Leerink to act as Aduro’s financial advisor based on SVB Leerink’s qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its relationship and familiarity with Aduro and its business. SVB Leerink is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with SVB Leerink’s services as a financial advisor to Aduro, Aduro has agreed to pay SVB Leerink an aggregate fee of $2.0 million, $1.0 million of which became payable upon the rendering by SVB Leerink of its opinion on June 1, 2020 and the remainder of which is payable contingent upon consummation of the Transaction. In addition, Aduro has agreed to reimburse certain of SVB Leerink’s expenses arising, and to indemnify SVB Leerink against certain liabilities that may arise, out of SVB Leerink’s engagement. The terms of the fee arrangement between SVB Leerink and Aduro, which are customary in transactions of this nature, were negotiated at arm’s length between SVB Leerink and Aduro, and the Aduro board was aware of the arrangement, including the fact that a significant portion of the fee payable to SVB Leerink is contingent upon the completion of the Transaction.

Financial Forecasts

Aduro does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results, and Aduro is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. At the direction of Aduro’s board of directors, including its evaluation of the proposed merger with Chinook and the other transactions contemplated by the Merger Agreement, Aduro’s management prepared risk-adjusted financial forecasts regarding each of Aduro and Chinook for the fiscal years from 2020 to 2040, referred to herein as the Financial Forecasts. The Financial Forecasts were developed for use only by Aduro’s board of directors and SVB Leerink.

The Financial Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of either Aduro or Chinook. The assumptions and estimates used to create the Financial Forecasts involve judgments made with respect to, among other things, sales growth rates, market size and growth rates, market share, future pricing, levels of operating expenses, revenues, development of additional future opportunities, pipeline products, milestone payments and probability of success, all of which are difficult to predict. The Financial Forecasts also reflect assumptions that do not reflect any of the effects of the merger, or any other changes or business decisions that may in the future affect Aduro or Chinook, or the respective assets, business, operations, properties, policies, corporate structure, capitalization and management of each company as a result of the completion of the merger or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts are forward-looking statements and should not be relied upon as necessarily predictive of actual future results. For information on factors that may cause future financial results to materially vary, see “Cautionary Statement Concerning Forward-Looking Statements” on page 80 of this proxy statement/prospectus.

As a result of the foregoing, there can be no assurance that the Financial Forecasts accurately reflect future trends or accurately estimate the future market for the product candidates of Aduro or Chinook. There can be no assurance of the approval, or timing of such approval, of such product candidates. Important factors that may affect actual results and result in the Financial Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introductions of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, the cost and effect of changes in tax and other legislations and other risk factors described in Aduro’s Annual Report on Form 10-K for the year ended December 31, 2019, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the Financial Forecasts may be affected by Aduro and Chinook’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Financial Forecasts cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Financial Forecasts will be realized, and actual results may vary materially from those shown.

The inclusion of the Financial Forecasts in this proxy statement/prospectus should not be regarded as an indication that Aduro or any of its representatives considered or consider the Financial Forecasts to be necessarily predictive of actual future events, and the Financial Forecasts should not be relied upon as such.

The Financial Forecasts are not being included in this proxy statement/prospectus to influence a stockholder’s decision whether to vote in favor of the merger proposals, but because the Financial Forecasts were made available by Aduro’s management to Aduro’s board of directors and to SVB Leerink, in connection with the evaluation of the proposed merger with Chinook and the other transactions contemplated by the Merger Agreement.

A summary of the material projected financial information that was included in the risk-adjusted Financial Forecasts is set forth below.

	Aduro Projected Financial Information on a risk-adjusted basis
($ in millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
Total Adj. Net Revenues	$10.0	—	$20.0	—	$6.5	—	$28.8	$20.1	$89.0	$144.0	$200.5	$240.1	$250.1	$249.3	$239.8	$162.3	$100.7	$62.7	$52.0	$38.1	$34.6
Gross Margin	$10.0	—	$20.0	—	$6.5	—	$27.0	$17.0	$82.6	$133.1	$185.0	$222.3	$232.0	$230.9	$222.6	$150.2	$92.6	$57.3	$47.6	$35.1	$31.6
Total Adj. EBIT	($44.6)	($70.1)	($14.5)	($34.8)	($25.8)	($35.5)	($11.3)	($11.8)	$45.4	$84.4	$119.6	$144.5	$153.2	$151.1	$146.7	$98.9	$59.8	$36.8	$30.3	$22.2	$18.6
Taxable Income	—	—	—	—	—	—	—	—	—	—	—	—	—	$121.7	$146.7	$98.9	$59.8	$36.8	$30.3	$22.2	$18.6
Cash Flows	($44.6)	($70.1)	($14.5)	($34.8)	($25.8)	($35.5)	($11.3)	($13.8)	$39.5	$78.5	$113.5	$140.6	$152.9	$124.1	$115.7	$84.9	$52.4	$32.6	$24.6	$18.7	$14.5

	Chinook Projected Financial Information
($ in millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
Adj. Net Revenues	—	—	—	—	$42.1	$173.7	$268.4	$368.5	$410.9	$422.6	$434.4	$349.6	$267.5	$130.4	$11.9	$11.9	$12.0	$12.0	$12.1	$12.2	$12.2
Gross Margin	—	—	—	—	$39.6	$163.3	$252.3	$346.4	$386.2	$397.2	$408.3	$328.6	$251.4	$122.6	$11.2	$11.2	$11.3	$11.3	$11.4	$11.4	$11.5
EBIT	($35.5)	($50.5)	($76.1)	($57.7)	($8.3)	$91.5	$151.9	$200.5	$219.0	$239.2	$245.9	$197.9	$151.4	$75.2	$6.9	$6.9	$6.9	$7.0	$7.0	$7.0	$7.0
Taxable Income	—	—	—	—	—	—	$15.3	$200.5	$219.0	$239.2	$245.9	$197.9	$151.4	$75.2	$6.9	$6.9	$6.9	$7.0	$7.0	$7.0	$7.0
Cash Flows	($35.5)	($50.5)	($76.1)	($57.7)	($12.5)	$78.3	$139.1	$146.4	$166.6	$185.4	$190.6	$162.8	$126.3	$72.4	$17.2	$5.4	$5.4	$5.4	$5.4	$5.5	$5.5

Although presented with numerical specificity, the Financial Forecasts are not fact and reflect numerous assumptions and estimates made by the Aduro’s management, including assumptions and estimates noted above. Moreover, the Financial Forecasts are based on certain future business decisions that are subject to change. The Financial Forecasts generally take into account estimated taxes and existing net operating loss carry forwards.

Neither Aduro, Chinook nor any of their representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intends to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

Aduro’s independent auditors have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to Aduro’s Projected Financial Information and, accordingly, Aduro’s independent auditors do not express an opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Projected Financial Information related to Chinook and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to Chinook’s previously issued financial statements. It does not extend the Projected Financial Information related to Chinook and should not be read to do so.

Neither Aduro’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projected Financial Information related to Aduro contained herein. The report of such independent registered public accounting firm included in Aduro’s Annual Report on Form 10-K for the year ended December 31, 2019 relates to Aduro’s historical financial information. It does not extend to the Financial Forecasts and should not be read as doing so.

The Financial Forecasts should be read together with the historical financial statements of Aduro, which have been filed with the SEC, and the other information regarding Aduro and Chinook contained elsewhere in this proxy statement/prospectus. None of the Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of the Aduro’s management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance. The Financial Forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles.

The Financial Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by Aduro. Stockholders are cautioned not to place undue reliance on this information in making a decision as to whether to vote in favor of the merger proposals.

ADURO DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE FINANCIAL FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE.

Interests of Aduro Directors and Executive Officers in the Merger

In considering the recommendation of the Aduro board of directors with respect to issuing shares of Aduro common stock in the merger and the other matters to be acted upon by the Aduro stockholders at the Aduro special meeting, the Aduro stockholders should be aware that Aduro’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Aduro’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The board of directors of Aduro was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the Aduro stockholders approve the proposals to be presented to the Aduro stockholders for consideration at the Aduro special meeting as contemplated by this proxy statement/prospectus.

Ownership Interests

As of July 1, 2020, Aduro’s current non-employee directors and executive officers beneficially owned, in the aggregate approximately 0.2% of the shares of Aduro common stock, which for purposes of this subsection excludes any Aduro shares issuable upon exercise or settlement of Aduro stock options or Aduro restricted stock units, or RSUs, held by such individual. The affirmative vote of the holders of a majority of the shares present in attendance or represented by proxy at the Aduro special meeting and entitled to vote on the matter, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4 and 5. The affirmative vote of the holders of a majority of the outstanding shares of Aduro common stock entitled to vote at the Aduro special meeting is required for approval of Proposal No. 3. Stephen T. Isaacs, Blaine Templeman and each of Aduro’s non-employee directors have also entered into a support agreement in connection with the merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 146 of this proxy statement/prospectus.

Treatment of Aduro Options

Under the Merger Agreement, all outstanding options to purchase shares of Aduro’s common stock will continue, on and after the closing of the merger, in accordance with their terms as of immediately prior to the effective time of the merger, including those options held by Aduro’s non-employee directors and executive officers. The number of shares of Aduro’s common stock underlying such options will be decreased, and the exercise price of such options will be increased, to reflect the proposed reverse stock split.

Aduro estimates that the aggregate amount that would be payable, net of exercise price, to Aduro’s executive officers as a group and Aduro’s current non-employee directors as a group if they exercised their Aduro options, whether vested or unvested, and immediately sold the common stock of Aduro acquired upon exercise is $19,038,079 and $2,400,132, respectively. The amounts above are determined using a per share Aduro stock price of $2.4990, which is the average closing trading price of Aduro common stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement.

The table below sets forth information regarding the Aduro stock options held as of July 1, 2020 by each of Aduro’s current executive officers and non-employee directors. The number of shares of Aduro common stock underlying such options will be adjusted appropriately to reflect the proposed reverse stock split.

Name	Number of Vested Company Stock Options Held	Weighted Average Exercise Price of Vested Options	Number of Unvested Company Stock Options Held	Weighted Average Exercise Price of Unvested Options
Executive Officers
Stephen T. Isaacs	3,293,956	$2.65	1,566,676	$4.12
Blaine Templeman	532,988	$13.45	570,887	$4.16
Celeste Ferber	187,374	$6.53	444,426	$3.86
Dimitry Nuyten	129,166	$3.09	520,834	$3.27
William G. Kachioff	—	—	—	—
Non-Employee Directors
Stephanie Monaghan O’Brien	187,155	$8.91	30,000	$3.00
David H. Mack	46,666	$3.50	53,334	$3.39
William M. Greenman	142,318	$8.65	30,000	$3.00
Ross Haghighat	141,000	$11.59	30,000	$3.00
Stephen A. Sherwin	115,840	$9.20	30,000	$3.00
Frank Karbe	49,999	$3.33	70,001	$3.22

Treatment of Aduro Restricted Stock Units

Under the Merger Agreement, all outstanding RSUs will continue, on and after the closing of the merger, in accordance with their terms as of immediately prior to the effective time of the merger including those RSUs held by Aduro’s executive officers and non-employee directors. The number of RSUs will be decreased to reflect the proposed reverse stock split.

The table below sets forth information regarding the Aduro RSUs held as of July 1, 2020 by each of Aduro’s current executive officers and non-employee directors and the value of such RSUs based on a per share Aduro stock price of $2.4990, which is the average closing trading price of Aduro common stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement, prior to giving effect to the proposed reverse stock split.

Name	Number of Aduro RSUs Held	Value of Aduro RSUs
Executive Officers
Stephen T. Isaacs	199,638	$498,895.36
Blaine Templeman	110,932	$277,219.07
Celeste Ferber	41,402	$103,463.60
Dimitry Nuyten	10,000	$24,990.00
William G. Kachioff	10,000	$24,990.00
Non-Employee Directors
Stephanie Monaghan O’Brien	—	—
David H. Mack	—	—
William M. Greenman	—	—
Ross Haghighat	34,124	$85,275.88
Stephen A. Sherwin	—	—
Frank Karbe	—	—

Director Positions Following the Merger

Ross Haghighat is currently a non-employee director of Aduro and will continue as a director of the combined company after the effective time of the merger.

William M. Greenman is currently a non-employee director of Aduro and will continue as a director of the combined company after the effective time of the merger.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Aduro directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 137 below.

Director Compensation

Aduro compensates its non-employee directors for their service on the Aduro board of directors pursuant to its non-employee director compensation policy, but does not provide compensation to Mr. Isaacs other than for his service as an employee of Aduro. Non-employee members of the Aduro board of directors receive cash compensation, payable in equal quarterly installments, in arrears following the end of each quarter in which service occurred, prorated for any months of partial service. Eligible Aduro directors may annually elect, in writing, to receive their annual cash compensation in the form of stock options. Such stock options are granted on the date of the annual meeting of Aduro stockholders and vest monthly over one year from the date of grant. Pursuant to the non-employee director compensation policy, non-employee directors are also eligible to receive initial and annual grants of stock options.

In the event of a “change in control” or “corporate transaction,” each initial and annual stock option granted to Aduro’s non-employee directors will vest in full, and in connection with the merger, the non-employee director compensation policy was amended to provide that the closing of the merger would constitute a change in control for purposes of the policy. In addition, in the event that following a Change in Control shares issuable upon the exercise of vested stock options held by non-employee directors would be subject to the terms of a lock-up agreement following the director’s termination date, then such vested stock options shall, to the extent vested, remain exercisable for an additional 90 days following the date the shares would no longer be subject to the terms of the lock-up agreement; provided, however, that no option shall remain exercisable following the expiration of its term.

Following the closing, Messrs. Haghighat and Greenman will be eligible to be compensated as non-employee directors of Chinook pursuant to the Aduro non-employee director compensation policy following the effective time of the merger.

Executive Employment Arrangements

Aduro has entered into an employment agreement with Mr. Isaacs and a letter agreement with Mr. Templeman, pursuant to which each are eligible to receive certain severance payments and benefits. Aduro has also entered into retention bonus agreements with each of Messrs. Isaacs and Templeman, Dr. Nuyten and Ms. Ferber, pursuant to which each are eligible to receive cash bonuses in the event of qualifying terminations of employment. Mr. Templeman, Dr. Nuyten and Ms. Ferber also participate in the Aduro Biotech, Inc. Amended and Restated Severance Plan and Summary Plan Description, or the Severance Plan, pursuant to which each is eligible to receive certain severance payments and benefits.

Pursuant to Mr. Isaacs’ employment agreement, if Aduro terminates his employment without just cause (as defined below) or if he resigns for good reason (as defined below), a “qualifying termination”, he will be entitled to the following payments and benefits: (1) a lump sum cash payment in an amount equal to 18 months of his base salary as in effect immediately prior to the date of termination; (2) a lump cash sum payment equal to 1.5 times his target bonus for the year in which his termination occurs; (3) Aduro will pay all applicable COBRA payments for up 18 months following the date of termination; and (4) the unvested portion of all of his equity awards will become vested and exercisable on an accelerated basis as if the termination had occurred 12 months after the termination date; provided that in the event such termination occurs within the 18 months following a change in control of Aduro, his equity awards will vest in full, all subject to Mr. Isaacs’ timely execution and the effectiveness of a release of claims against Aduro.

In connection with the merger, Mr. Isaacs’ employment agreement was amended to provide that in the event of a qualifying termination of Mr. Isaacs’ employment between the signing of the Merger Agreement and the closing of the merger, then in addition to the payments, benefits and conditions described above, all of Mr. Isaacs’ then-unvested equity awards will vest in full upon his termination date, contingent on the closing of the merger, provided that any vesting acceleration with respect to Aduro stock options granted on February 21, 2020 will solely be with respect to that number of shares that would have become vested and exercisable had his services continued through February 21, 2021 if the closing occurs in 2020. In addition, in the event the closing of the merger does not occur by March 15, 2021, the vesting of any Aduro RSUs that are subject to acceleration on account of Mr. Isaacs’ termination between the signing of the Merger Agreement and the closing of the merger will accelerate in full and be settled no later than March 15, 2021, subject to repayment by Mr. Isaacs to Aduro of the fair market value of such accelerated shares (determined as of the settlement date) if the closing of the merger does not occur by December 31, 2021. Also, all vested Aduro stock options held by Mr. Isaacs will remain exercisable for an additional 180 days following the 18 month post-termination exercise period in the event that the shares issuable upon the exercise of such stock options would be subject to a lock-up agreement in connection with the merger, but in no event will an option be exercisable following the expiration of the option’s term.

In connection with the merger, Mr. Templeman entered into a letter agreement where in the event of Mr. Templeman’s separation from service, Mr. Templeman’s then-outstanding Aduro stock options will remain exercisable for an additional 180 days following the 18 month post-termination exercise period in the event that the shares issuable upon the exercise of such stock options would be subject to a lock-up agreement in connection with the merger, but in no event will a stock option be exercisable following the expiration of such stock option’s term.

Pursuant to the Severance Plan, Mr. Templeman, Dr. Nuyten and Ms. Ferber are eligible to receive the following payments and benefits in the event of a termination by Aduro without cause (as defined below) or the executive’s resignation for good reason (as defined below), a “qualifying termination”, in either case, on or within 12 months after a change in control (as defined below), the “Change in Control Termination”: (1) a lump sum payment equal to 12 months of annual base salary and target bonus; (2) full acceleration of vesting with respect to all outstanding and unvested equity awards; and (3) up to 12 months of continued coverage under group health plans, subject to their execution and delivery of a release of claims against Aduro. In the event of a qualifying termination outside of the period commencing on and ending 12 months after a change in control, (the “Non-Change in Control Termination”), Mr. Templeman, Dr. Nuyten and Ms. Ferber are eligible to receive the following payments and benefits: (1) 12 months of annual base salary; (2) 6 months of vesting acceleration with respect to all outstanding and unvested equity awards; and (3) up to 12 months of continued coverage under group health plans, subject to their execution and delivery of a release of claims against Aduro.

In connection with the merger, the Severance Plan was amended to provide that the closing of the merger will constitute a change in control for purposes of the Severance Plan. In addition, the Severance Plan was also amended to provide that in the event a participant becomes eligible to receive severance benefits pursuant to a Non-Change in Control Termination that occurs prior to the closing of the merger, the participant will be entitled to receive any additional benefits that the participant would receive upon a Change in Control Termination to the extent that they exceed the benefits received upon a Non-Change in Control Termination, subject to the participant’s execution and delivery of a release. However, in the event the closing of the merger does not occur by March 15, 2021, the cash portion of any such additional benefits will be paid in a lump sum no later than March 15, 2021 and any RSUs that are subject to acceleration on account of a participant’s termination prior to the closing of the merger will be settled no later than March 15, 2021, subject in each case to repayment by the participant (based on the fair market value of the RSUs as of the settlement date) if the closing of the merger does not occur by December 31, 2021. In addition, in the event that a participant becomes eligible to receive any equity acceleration benefits under the Severance Plan in connection with a change in control that occurs during 2020, the vesting acceleration with respect to equity awards held by the participant that were granted on February 21, 2020 will vest only with respect to that number of shares that would have vested and become exercisable had such participant’s service with Aduro continued through February 21, 2021. In addition, unvested equity awards as of a participant’s Non-Change in Control Termination will remain outstanding until the closing of the merger, and options that vest upon the closing of the merger will remain outstanding and exercisable until the three-month anniversary of the closing of the merger.

Aduro also entered into retention bonus agreements with Messrs. Isaacs and Templeman, Dr. Nuyten and Ms. Ferber, which provide that they are eligible to receive a one-time cash retention bonus in the amounts set forth below, subject to their continued employment through September 30, 2020, provided that the retention bonuses will become payable in the event of a qualifying termination or a termination due to death or disability, in each case, prior to September 30, 2020. In addition, under the retention bonus agreements, in the event of a termination of employment, they will have until the earlier of the 18-month anniversary of their termination date or the applicable expiration date to exercise their stock options. The retention bonus agreements also include a limited release of claims against Aduro.

Name	Retention Bonus Amount
Executive Officers
Stephen T. Isaacs	$562,500
Blaine Templeman	$305,424
Dimitry Nuyten	$264,000
Celeste Ferber	$225,000

For purposes of Mr. Isaacs’ employment agreement, “just cause” generally means: (1) executive’s conviction of any felony or of any crime involving moral turpitude (including a no contest or guilty plea); (2) executive’s participation in any fraud or act of dishonesty against Aduro; (3) executive’s willful and material (a) breach of his duties to Aduro, (b) insubordination, or (c) misconduct, as determined by Aduro’s board of directors and which has not been cured within 60 days after written notice from Aduro or its board of directors describing such willful and material breach of duties, insubordination or misconduct; (4) executive’s intentional and material damage or willful misappropriation of any property of Aduro; or (5) executive’s material breach of any written agreement with Aduro (including, but not limited to, such employment agreement).

For purposes of Mr. Isaacs’ employment agreement, “good reason” generally means a: (1) reduction of executive’s base salary by more than ten percent (10%) without executive’s written consent; (2) material reduction in the package of benefits and incentives (including bonus) which executive is eligible to receive; (iii) a material reduction in the scope of executive’s duties and responsibilities as President and Chief Executive Officer (including, no longer reporting to or receiving assignments from Aduro’s board of directors); (4) any material breach by Aduro of its obligations under the employment agreement (or any other agreement between executive and Aduro); (v) a relocation of executive’s principal place of employment (currently, Berkeley, California) to a new work site requiring an increase in one-way commute from executive’s current residence of more than 30 miles; or (6) except in the case of executive’s permanent disability, either (x) executive’s involuntary removal from the Aduro board of directors or (y) executive ceasing to be a director of Aduro following an election of directors with respect to which a list of recommended nominees is presented to the stockholders by the Aduro board of directors which list does not include executive (except when executive has consented to such exclusion).

For purposes of the Severance Plan and Mr. Templeman’s, Dr. Nuyten’s and Ms. Ferber’s retention bonus agreements, “cause” generally means: the occurrence of any or more of the following events: (i) a participant’s conviction of, or plea of nolo contendere to, any felony or to any crime or offense causing substantial harm to Aduro or its affiliates or involving acts of theft, fraud, embezzlement, or similar conduct; (ii) a participant’s repeated intoxication by alcohol or drugs during the performance of a participant’s duties in a manner that materially and adversely affects a participant’s performance of such duties; (iii) malfeasance in the conduct of a participant’s duties, including, but not limited to (a) willful and intentional misuse or diversion of funds of Aduro or its affiliates, (b) embezzlement, (c) fraudulent or willful and material misrepresentations or concealments on any written reports submitted to Aduro or its affiliates, or (d) any unauthorized use or disclosure of any confidential information or trade secrets of Aduro or any affiliate; (iv) a participant’s material violation of any provision of an agreement between the participant and Aduro; or (v) a participant’s material failure to perform the duties of a participant’s employment or engagement or material failure to follow or comply with the reasonable and lawful written directives of the board or the chief executive officer of Aduro or with the written employment policies of Aduro, subject to certain notice and cure provisions.

For purposes of the Severance Plan and Mr. Templeman’s, Dr. Nuyten’s and Ms. Ferber’s retention bonus agreements, “good reason” generally means the occurrence of any one or more of the following events without a participant’s written consent: (i) a material diminution in the responsibilities, duties or authority of the participant (including a decrease in the functional level of the supervisor to whom the participant reports), provided that such a “reduction” will not be deemed to occur if the participant’s duties, title, authority and responsibilities with respect to the successor subsidiary or division of the parent entity following a change in control are substantially similar to the participant’s duties, title, authority and responsibilities with respect to the business of Aduro immediately prior to the change in control; (ii) a material diminution in the participant’s base pay, which is a reduction of at least ten percent (10%) of the participant’s base pay (unless pursuant to a salary reduction program applicable generally to Aduro’s similarly situated executives); (iii) a relocation of the participant’s principal place of employment to a new location that increases the participant’s one-way commute from his or her current residence by more than twenty-five (25) miles; (iv) any other action or inaction that constitutes a material breach by Aduro of the Severance Plan or the agreement under which the participant provides services to Aduro; or (v) a failure by any successor entity to Aduro following a change in control to assume the Severance Plan; provided however, that any resignation by a participant due to any of the foregoing events shall be deemed for good reason only if (i) the participant gives Aduro written notice of the intent to terminate for good reason (describing in detail the basis and underlying facts supporting the participant’s belief that a good reason event has occurred) within 45 days after the occurrence of one of the events which is not remedied within 30 days after Aduro (or any successor thereto) receives such written notice from the participant; and (ii) the participant resigns within 90 days of the first occurrence of the applicable event.

Limitations of Liability and Indemnification

In addition to the indemnification obligations required by the amended and restated certificate of incorporation and amended and restated bylaws of Aduro, Aduro has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of Aduro’s directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Aduro. Aduro believes that these amended and restated certificate of incorporation provisions, amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Interests of the Chinook Directors and Executive Officers in the Merger

In considering the recommendation of the Chinook board of directors with respect to approving the merger, stockholders should be aware that Chinook’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Chinook stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The board of directors of Chinook was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the Chinook stockholders approve the merger as contemplated by this proxy statement/prospectus.

Ownership Interests

As of July 1, 2020, Chinook’s current non-employee directors and executive officers beneficially owned, in the aggregate approximately 85.9% of the shares of Chinook capital stock, which for purposes of this subsection excludes any Aduro shares issuable upon exercise or settlement of Aduro stock options held by such individual. Each of Chinook’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 146 of this proxy statement/prospectus.

Certain Chinook stockholders affiliated with Chinook’s directors also currently hold shares of Chinook capital stock. The table below sets forth the ownership of Chinook capital stock by affiliates of Chinook’s directors as of July 1, 2020.

Stockholder	Number of Shares of Common Stock held
Apple Tree Partners IV, L.P.(1)	11,884,615
Samara BioCapital, L.P.(2)	9,346,154
Versant Entities(3)	23,269,231

(1)	Represents 11,884,615 shares of common stock held by Apple Tree Partners IV, L.P.
(2)	Represents 9,346,154 shares of common stock held by Samsara BioCapital, L.P.
(3)

Represents (i) 13,961,538 shares of common stock held by Versant Venture Capital VII, L.P. (ii) 2,129,308 shares of common stock held by Versant Voyageurs I Parallel, L.P. and (iii) 7,178,385 common shares held by Versant Voyageurs I, L.P. Dr. Davis, a member of the Chinook board of directors, is a managing director of Versant Ventures VII GP-GP, LLC, the ultimate general partner of Versant Venture Capital VII, L.P. and shares voting and investment power over the shares held by such fund with Bradley Bolzon, Robin Praeger, Thomas Woiwode and Clare Ozawa. Dr. Davis is a managing director of Versant Ventures VI GP-GP, LLC, the ultimate general partner of Versant Voyageurs I, L.P. and Versant Voyageurs I Parallel, L.P. and shares voting and investment power over the shares held by such funds with Bradley Bolzon, Robin Praeger, Thomas Woiwode and Clare Ozawa.

Treatment of Chinook Options

Under the terms of the Merger Agreement, each option to purchase shares of Chinook common stock that is outstanding and unexercised immediately prior to the effective time of the merger under Chinook’s 2019 Equity Incentive Plan and that, following assumption by Aduro at the effective time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into an option to purchase shares of Aduro common stock. Aduro will assume Chinook’s 2019 Equity Incentive Plan, as amended, and each such outstanding option to purchase shares of Chinook common stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of Chinook’s 2019 Equity Incentive Plan and the terms of the stock option agreement by which such option to purchase shares of Chinook common stock is evidenced.

The table below sets forth information regarding the Chinook stock options held as of July 1, 2020 by each of Chinook’s current executive officers and non-employee directors. The number of shares of common stock underlying such options will be adjusted appropriately to reflect the exchange ratio.

Name	Number of Vested Company Stock Options Held	Weighted Average Exercise Price of Vested Options	Number of Unvested Company Stock Options Held	Weighted Average Exercise Price of Unvested Options
Executive Officers
Eric Dobmeier	495,569	$0.10	2,539,853	$0.11
Tom Frohlich	—	—	338,300	$0.11
Alan Glicklich	—	—	830,500	$0.11
Andrew King	67,708	$0.10	432,292	$0.11
Non-Employee Directors
Jerel Davis	—	—	—	—
Paul Eisenberg	—	—	—	—
Srini Akkaraju	—	—	—	—
Preston Klassen	—	—	127,500	$0.11
Jeremy Caldwell	—	—	—	—

Management Following the Merger

As described elsewhere in this proxy statement/prospectus, including in the section captioned “Management Following the Merger,” certain of Chinook’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Chinook directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 137 below.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days unless any conditions remain unsatisfied or unwaived) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Chinook stockholders and the approval by the Aduro stockholders of the issuance of Aduro common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing of the merger. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Aduro and Chinook and specified in the certificate of merger. Neither Aduro nor Chinook can predict the exact timing of the consummation of the merger.

Regulatory Approvals

In the United States, Aduro must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Aduro common stock to Chinook’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. Aduro does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of certain material U.S. federal income tax consequences of the merger (or, if the second merger occurs, the mergers) that are applicable to U.S. holders (as defined below) who exchange shares of Chinook capital stock for shares of Aduro common stock in the merger, assuming that the merger, or mergers if applicable, is consummated in the manner described in the Merger Agreement and in this proxy statement/prospectus, but does not purport to be a complete analysis of all potential tax consequences. This summary is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Chinook stockholders as described in this summary.

This discussion does not address all U.S. federal income tax consequences relevant to a Chinook stockholder. In addition, it does not address consequences relevant to Chinook stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation to Chinook stockholders that are:

•	persons who do not hold their Chinook capital stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	brokers, dealers or traders in securities; banks; insurance companies; other financial institutions; mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	stockholders who are subject to the alternative minimum tax provisions of the Code;

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•

persons who hold shares of Chinook capital stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who acquired their shares of stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Chinook common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Chinook capital stock under the constructive sale provisions of the Code;

•	persons holding Chinook common stock who exercise dissenters’ rights.

•

persons who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	certain expatriates or former citizens or long-term residents of the United States.

Chinook stockholders subject to particular U.S. or non-U.S. tax rules that are described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the merger or mergers.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds Chinook capital stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Chinook capital stock or any other person not addressed by this discussion, you should consult your tax advisors regarding the tax consequences of the merger or mergers.

In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the mergers, whether or not they are in connection with the mergers, including, without limitation, transactions in which shares of Chinook capital stock are acquired or disposed of other than in exchange for shares of Aduro common stock in the merger; (b) the tax consequences to holders of Chinook convertible notes, or options or warrants issued by Chinook which are assumed in connection with the merger; (c) the tax consequences of the ownership of shares of Aduro common stock following the merger; (d) any U.S. federal non-income tax consequences of the merger, including estate, gift or other tax consequences; (e) any state, local or non-U.S. tax consequences of the merger; or (f) the Medicare contribution tax on net investment income. No ruling from the Internal Revenue Service, or the IRS, has been or will be requested in connection with the merger or mergers. Chinook stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER OR MERGERS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of “U.S. Holder”

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Chinook capital stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•

a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Tax Characterization of the Merger

Aduro and Chinook intend for the merger (or, if the second merger occurs, the mergers) to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As discussed above in the section titled “Proposal No. 2 to approve the potential issuance of Aduro common stock upon conversion of the convertible promissory notes issued in the Chinook note financing,” the Chinook convertible notes may not convert into securities of the combined company pursuant to the merger. Accordingly, it is possible that, if the Chinook convertible notes were treated as a separate class of Chinook non-voting stock for U.S. federal income tax purposes, that the first merger, standing alone would fail to qualify as a tax-free “reorganization” under Section 368(a)(1)(B) or Section 368(a)(2)(E) of the Code. However, under the Merger Agreement, Aduro and

Chinook have agreed that the parties will consummate the second merger, which together with the merger is intended to be treated as a single integrated transaction qualifying as a “reorganization” within the meaning of Section 368(a); provided that such second merger will not occur if Chinook determines that the first merger, standing alone, qualifies as a reorganization for Section 368(a) of the Code. The parties intend that the two mergers taken together will constitute a tax-free “reorganization” described in Section 368(a)(1)(A). However, no opinion of counsel has been obtained or will be obtained on the treatment of the merger as a tax-free reorganization. Chinook stockholders are encouraged to consult their own tax advisors concerning the characterization of the merger (or mergers, as the case may be) as a tax-free “reorganization” under Section 368(a) of the Code.

If the merger (or mergers, as the case may be) do not qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (including if the IRS successfully challenges the qualification of the merger or mergers as such), then each U.S. holder generally would be treated as exchanging its Chinook capital stock in a fully taxable transaction in exchange for Aduro common stock. The remainder of this discussion assumes that the merger (or mergers, as the case may be) will be treated as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

Tax Treatment of Chinook Stockholders in the Merger

If the merger, or mergers if applicable, qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders generally will not recognize gain or loss upon the exchange of their Chinook capital stock for Aduro common stock. U.S. holders generally will obtain a basis in the Aduro common stock they receive in the merger equal to their basis in the Chinook capital stock exchanged therefor. The holding period of the shares of Aduro common stock received by a Chinook stockholder in the merger will include the holding period of the shares of Chinook capital stock surrendered in exchange therefor. Holders of Chinook capital stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.

Reporting Requirements

If the merger or mergers is a reorganization within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of Aduro common stock in the merger is required to retain permanent records pertaining to the merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. U.S. holders who owned immediately before the merger at least one percent (by vote or value) of the total outstanding stock of Chinook are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s Chinook capital stock surrendered in the merger, the fair market value of such stock, the date of the merger and the name and employer identification number of each of Chinook and Aduro. U.S. holders are urged to consult with their tax advisors to comply with these rules.

The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Chinook stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the merger to you.

Anticipated Accounting Treatment

The merger is expected to be treated by Aduro as a reverse merger and will be accounted for as a business combination in accordance with U.S. GAAP. For accounting purposes, Chinook is considered to be acquiring the assets and liabilities of Aduro in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Chinook’s largest shareholder will retain the largest interest in the combined company; (ii) Chinook will designate a majority (five of seven) of the initial members of the board of directors of the combined company; (iii) Chinook’s executive management team will become the management of the combined company; (iv) and the combined company will be named Chinook Therapeutics, Inc. and be headquartered in Seattle, Washington. See the Unaudited Pro Forma Condensed Combined Financial Information elsewhere in this proxy statement/prospectus for additional information.

Nasdaq Stock Market Listing

Shares of Aduro common stock are currently listed on Nasdaq under the symbol “ADRO.” Aduro has agreed to use commercially reasonable efforts to cause the shares of Aduro common stock being issued in the merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the effective time.

In addition, under the Merger Agreement, each of Aduro’s and Chinook’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the shares of Aduro common stock to be issued in the merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the merger.

If the Nasdaq Listing Application is accepted, Aduro anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the merger under the trading symbol “KDNY.” In order for the Nasdaq Listing Application to be accepted, among other requirements, the combined company must maintain a closing stock price of $4 or higher for a certain period of time following the proposed reverse stock split. As of July 20, 2020, the closing stock price of Aduro’s common stock was $2.95.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, Aduro stockholders are not entitled to appraisal rights in connection with the merger.

Chinook stockholders are entitled to appraisal rights in connection with the merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding Chinook stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex J. Stockholders intending to exercise appraisal rights should carefully review Annex J. Failure to follow precisely any of the statutory procedures set forth in Annex J may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Chinook stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

If the merger is completed, within ten days after the effective date of the merger, Chinook will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Chinook capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Chinook within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Chinook of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Chinook capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Chinook Therapeutics U.S., Inc., Fenwick & West LLP, 1191 2nd Ave., Seattle, Washington 98101, Attention: Effie Toshav, and should be executed by, or on behalf of, the record holder of shares of Chinook capital stock. ALL DEMANDS MUST BE RECEIVED BY CHINOOK WITHIN 20 DAYS AFTER THE DATE CHINOOK MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Chinook capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Chinook capital stock.

To be effective, a demand for appraisal by a holder of shares of Chinook capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Chinook. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

If you hold your shares of Chinook capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Chinook. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Chinook capital stock.

Within 120 days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within ten days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Chinook, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Chinook capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Aduro, Chinook or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Aduro and Merger Sub, on the one hand, and Chinook, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Aduro and Chinook do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Aduro or Chinook, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Aduro, Merger Sub and Chinook and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the merger, Merger Sub, a wholly owned subsidiary of Aduro formed by Aduro in connection with the merger, will merge with and into Chinook, with Chinook surviving as a wholly owned subsidiary of Aduro.

Additionally, as soon as practicable after the conversion of the outstanding promissory notes convertible into securities of the combined company, but in no event later than 30 days after such conversion, Chinook will merge with and into a limited liability company and direct, wholly owned subsidiary of Aduro, with such limited liability company surviving as a wholly owned subsidiary of Aduro. However, the parties to the Merger Agreement agree not to consummate such second merger if, prior to the closing, Chinook, or after the closing, the combined company determines after consultation with its tax advisors that such second merger is not necessary or advisable to accomplish a valid reorganization within the meaning of Section  368(a) of the Code.

Completion and Effectiveness of the Merger

The merger will be completed as promptly as practicable after all of the conditions to completion of the merger are satisfied or waived, including the approval by the stockholders of Aduro and Chinook. Aduro and Chinook are working to complete the merger as quickly as practicable and expect that the merger will be completed during the second half of 2020, after the Aduro special meeting of stockholders. However, Aduro and Chinook cannot predict the completion of the merger or the exact timing of the completion of the merger because it is subject to various conditions.

Merger Consideration

At the effective time of the merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Chinook common stock or Chinook preferred stock (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Aduro common stock equal to the exchange ratio described in more detail below.

No fractional shares of Aduro common stock will be issued in connection with the merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of Aduro common stock resulting from the conversion of Chinook capital stock into the right to receive a number of Aduro common stock equal to the exchange ratio or from the settlement of Chinook options pursuant to the Merger Agreement (after aggregating all fractional shares of Aduro common stock issuable to such holder) will be rounded down to the nearest whole share of Aduro common stock, with no cash being paid for any fractional share of Aduro common stock eliminated by such rounding.

Exchange Ratio

The exchange ratio is calculated using a formula intended to allocate existing Aduro and Chinook securityholders a percentage of the combined company. Based on Aduro’s and Chinook’s capitalization as of July 1, 2020, the exchange ratio is estimated to be equal to approximately 1.50 shares of Aduro common stock. This estimate is subject to adjustment prior to closing of the merger for net cash at the cash determination time (and as a result, Aduro securityholders could own more, and Chinook securityholders could own less, or vice versa, of the combined company).

Based on the estimates set forth above, without giving effect to the Chinook note financing, and certain other assumptions, including, but not limited to, (a) Aduro’s net cash as of closing being equal to $145 million and (b) Chinook’s cash and cash equivalents as of closing being equal to $10 million, following the completion of the merger, Aduro securityholders would own approximately 50% of the fully-diluted common stock of the combined company and Chinook securityholders would own approximately 50% of the fully-diluted common stock of the combined company. The conversion of the Chinook convertible notes will result in dilution to the securityholders of the combined company, including the pre-merger Aduro securityholders and former Chinook securityholders, without giving effect to the Chinook convertible promissory notes. For more information on the dilutive impact of the concurrent financing, please see section titled “Agreements Related to the Merger—Note Purchase Agreement” beginning on page 155 in this proxy statement/prospectus.

The exchange ratio formula is the quotient obtained (rounded to six decimal places) by dividing the number of Chinook merger shares (defined below) by the Chinook outstanding shares (defined below), in which:

•	“Aduro allocation percentage” means the quotient (rounded to six decimal places) determined by dividing (i) the Aduro valuation by (ii) the aggregate valuation.

•

“Aduro outstanding shares” means, subject to certain adjustments pursuant to the terms of the Merger Agreement, the total number of shares of Aduro common stock outstanding immediately prior to the effective time of the merger expressed on a fully-diluted and as-converted to Aduro common stock basis, and assuming, without duplication, the issuance of shares of Aduro common stock in respect of all options, the ESPP shares, Aduro RSUs, warrants or rights to receive such shares that will be outstanding immediately after the effective time of the merger.

•	“Aduro valuation” means the aggregate valuation benchmark, minus the lower Aduro net cash amount (if any) and plus the higher Aduro net cash amount (if any).

•	“Aggregate valuation” means the sum of the (i) Chinook valuation plus (ii) the Aduro valuation.

•	“Aggregate valuation benchmark” means $225,000,000.

•	“Chinook allocation percentage” means the quotient (rounded to six decimal places) determined by dividing (i) the Chinook valuation by (ii) the aggregate valuation.

•	“Chinook merger shares” means the product determined by multiplying (i) the post-closing Aduro shares by (ii) the Chinook allocation percentage.

•	“Chinook outstanding shares” means the total number of shares of Chinook common stock and Chinook preferred stock outstanding immediately prior to the effective time of the merger expressed on a fully-diluted and as-converted to Chinook common stock basis and assuming, without duplication, (i) the exercise of all Chinook options outstanding as of immediately prior to the effective time of the merger and (ii) the issuance of shares of Chinook common stock in respect of all warrants or rights to receive such shares that will be outstanding immediately after the effective time of the merger, including certain Chinook options promised but not yet granted in connection with new-hire employee offer letters; provided, however, that the foregoing will not include any commitments by Chinook to grant incentive equity awards following the closing to employees hired by Chinook after the date of the Merger Agreement.

•	“Chinook valuation” means the aggregate valuation benchmark minus the Lower Chinook net cash amount (if any).

•

“ESPP shares” means the aggregate number of shares of Aduro common stock that would be purchased pursuant to the exercise of all Purchase Rights (within the meaning of the Aduro 2015 Employee Stock Purchase Plan) outstanding under the Aduro 2015 Employee Stock Purchase Plan as of the closing date, assuming that the Purchase Date (within the meaning of the Aduro 2015 Employee Stock Purchase Plan) in respect of such Purchase Rights occurred as of the closing date (and, for the avoidance of doubt, assuming that the termination of any participant in the Aduro 2015 Employee Stock Purchase Plan who is not an employee who remains employed with Aduro or any of its affiliates at the effective time of the merger occurs prior to the closing date, such that any Purchase Rights granted to any such individual shall not be treated as outstanding as of the closing date for purposes of calculating the number of ESPP shares).

•

“Higher Aduro net cash amount” means if the final net cash is more than $145 million, then the amount by which the final net cash is more than $145 million; provided that this amount shall not exceed $15,000,000.

•	“Lower Aduro net cash amount” means if the final net cash is less than $145 million, then the amount by which final net cash is less than $145 million.

•

“Lower Chinook net cash amount” means if Chinook’s cash and cash equivalents as of the cash determination time (which is as of 8:00 p.m. Pacific Time on the last business day prior to the anticipated closing date), determined in a manner consistent with the manner in which such items were historically determined and in accordance with Chinook’s financial statements and the unaudited consolidated balance sheet of Chinook and its subsidiary as of March 31, 2020 provided to Aduro prior to the date of the Merger Agreement, is less than $10 million, then the amount by which Chinook’s cash and cash equivalents as so determined is less than $10 million.

•	“Post-closing Aduro shares” mean the quotient determined by dividing (i) the Aduro outstanding shares by (ii) the Aduro allocation percentage.

Calculation of Aduro’s Final Net Cash

Pursuant to the terms of the Merger Agreement, Aduro’s “final net cash” means, as of the cash determination time (which is as of 8:00 p.m. Pacific Time on the last business day prior to the anticipated closing date) the sum (without duplication) of the following:

•	Aduro’s cash and cash equivalents, marketable securities and other short-term investments;

•	Aduro’s accounts receivable, interest and other receivables (including any refunds); and

•

deposits, prepaid expenses and other prepaid assets (to the extent reasonably likely to be utilized by Aduro, any of Aduro’s subsidiaries, the surviving corporation or Chinook’s subsidiary after the closing), in each case, as determined in accordance with GAAP and in a manner consistent with Aduro’s preparation of the most recent audited financial statements and unaudited interim balance sheet included in the documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2018;

minus the sum (without duplication) of the following:

•

certain accounts payable and accrued expenses payable, in each case determined in accordance with GAAP and in a manner consistent with Aduro’s preparation of the most recent audited financial statements and unaudited interim balance sheet included in all documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2018;

•

any indebtedness for borrowed money or other liability for borrowed money of Aduro outstanding as of the closing date, in each case determined in accordance with GAAP and in a manner consistent with Aduro’s preparation of the most recent audited financial statements and unaudited interim balance sheet included in the documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2018;

•	certain other expenses payable;

•

certain lease costs associated with the Office/Laboratory Lease for space in the building located at 740 Heinz Avenue, Berkeley, California for nine months following the closing date, less any lease costs payable pursuant to any executed subleases or binding term sheet for which the security deposit is placed in escrow and any lease costs associated with the square footage for that portion of the building occupied or otherwise used by Aduro, any of its subsidiaries, the surviving corporation or Chinook’s subsidiary;

•

the premium and other expenses payable in connection with the six year “tail policy” on Aduro’s existing directors’ and officers’ liability insurance policy purchased pursuant to the Merger Agreement; and

•

any unpaid brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed by Aduro to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of Aduro.

Not more than ten nor less than five calendar days prior to the anticipated closing date, Aduro will deliver to Chinook a net cash schedule setting forth, in reasonable detail, Aduro’s good faith estimated calculation of its net cash at the cash determination time, prepared and certified by Aduro’s Chief Executive Officer and Chief Financial Officer (or if there is no Chief Financial Officer, the principal financial and accounting officer) together with the relevant work papers and back-up materials used or useful in preparing the net cash schedule. Within three calendar days after delivery of such net cash schedule (the last day of such period referred to as the response date), Chinook will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to Aduro (referred to herein as a dispute notice). Any dispute notice will identify in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to Aduro’s net cash calculation.

If Chinook disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of net cash. If the parties are unable to negotiate an agreed-upon determination of net cash or any component thereof within two calendar days after the delivery of Chinook’s notice, any remaining disagreements will be referred to Ernst & Young Global Limited Liability Partnership or another independent auditor of recognized national standing jointly selected by Aduro and Chinook. The determination of the amount of net cash made by such accounting firm shall be final and binding on Aduro and Chinook.

Aduro’s net cash balance is subject to numerous factors, some of which are outside of Aduro’s control. The actual amount of net cash will depend significantly on the timing of the closing of the merger. In addition, the closing of the merger could be delayed if Aduro and Chinook are not able to agree upon the amount of Aduro’s net cash as of the cash determination time.

Treatment of Chinook Options

Under the terms of the Merger Agreement, each option to purchase shares of Chinook common stock that is outstanding and unexercised immediately prior to the effective time of the merger under Chinook’s 2019 Equity Incentive Plan and that, following assumption by Aduro at the effective time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into an option to purchase shares of Aduro common stock. Aduro will assume Chinook’s 2019 Equity Incentive Plan, as amended, and each such outstanding option to purchase shares of Chinook common stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of Chinook’s 2019 Equity Incentive Plan and the terms of the stock option agreement by which such option to purchase shares of Chinook common stock is evidenced.

Accordingly, from and after the effective time of the merger: (i) each outstanding Chinook stock option assumed by Aduro may be exercised solely for shares of Aduro common stock; (ii) the number of shares of Aduro common stock subject to each outstanding Chinook stock option assumed by Aduro will be determined by multiplying (A) the number of shares of Chinook common stock that were subject to such Chinook stock option, as in effect immediately prior to the effective time of the merger, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Aduro common stock; (iii) the per share exercise price of Aduro common stock issuable upon exercise of each Chinook stock option assumed by Aduro will be determined by dividing (A) the per share exercise price of Chinook common stock subject to such Chinook stock option, as in effect immediately prior to the effective time of the merger, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest one-hundredth of a cent; and (iv) any restriction on the exercise, and any provision providing for the acceleration of vesting and/or exercisability, of any Chinook stock option assumed by Aduro will continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other provisions of such Chinook stock option will otherwise remain unchanged.

However, to the extent provided under the terms of a Chinook stock option assumed by Aduro in accordance with the terms of the Merger Agreement, such Chinook stock option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Aduro common stock subsequent to the effective time of the merger. In addition, the Aduro board of directors or a committee thereof will succeed to the authority and responsibility of the Chinook board of directors or any committee thereof with respect to each Chinook option assumed by Aduro in accordance with the terms of the Merger Agreement. Furthermore, in the case of each Chinook option assumed by Aduro in accordance with the Merger Agreement that is subject to “double-trigger” accelerated vesting, for purposes of such double-trigger acceleration provisions a “Change of Control” (or term of similar import) of Chinook will refer to a “Change of Control” (or term of similar import) of Aduro following the effective time of the merger.

Treatment of Aduro Common Stock, Aduro Options and Aduro RSUs

Each share of Aduro common stock issued and outstanding at the time of the merger will remain issued and outstanding. In addition, each option to purchase shares of Aduro common stock and each Aduro RSU that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms. The number of shares of Aduro common stock underlying such options and RSUs and the exercise prices for such stock options will be appropriately adjusted to reflect the proposed reverse stock split.

Immediately after the merger, without giving effect to the Chinook note financing, Aduro securityholders as of immediately prior to the merger are expected to own approximately 50% of the outstanding shares of Aduro common stock on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Aduro’s net cash as of closing being equal to $145 million and Chinook’s cash and cash equivalents as of closing being equal to $10 million. The Aduro securityholders will be further diluted following the conversion of convertible notes issued in the Chinook note financing. For more information on the dilutive impact of the concurrent financing, please see section titled “Agreements Related to the Merger—Note Purchase Agreement” beginning on page 155 of this proxy statement/prospectus.

Procedures for Exchanging Chinook Stock Certificates

Prior to the closing date, Aduro will select an exchange agent and, at the effective time of the merger, Aduro will deposit with the exchange agent evidence of book-entry shares representing the shares of Aduro common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Chinook common stock or Chinook preferred stock.

Promptly after the effective time of the merger, the exchange agent will mail to each record holder of Chinook common stock or Chinook preferred stock (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions and the declaration for tax withholding purposes, the surrender of the record holder’s stock certificates, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or Aduro, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of Aduro common stock issuable to such holder pursuant to the merger. The surrendered certificates representing shares of Chinook common stock or Chinook preferred stock will be canceled.

After the effective time of the merger, each certificate representing Chinook common stock or Chinook preferred stock that has not been surrendered will represent only the right to receive shares of Aduro common stock issuable pursuant to the merger to which the holder of any such certificate is entitled.

HOLDERS OF CHINOOK COMMON STOCK OR CHINOOK PREFERRED STOCK SHOULD NOT SEND IN THEIR CHINOOK STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF CHINOOK STOCK CERTIFICATES.

Directors and Officers of Aduro Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of Aduro who will not continue as directors or officers of Aduro following the consummation of the merger will resign effective as of the closing. Effective as of the effective time of the merger, the Aduro board of directors will consist of a total of seven directors, two of whom will be designated by Aduro, three of whom will be designated by Chinook (of which one will be the chief executive officer of Chinook, or the combined company or Aduro post-closing), and two of whom will be independent directors selected by mutual agreement by a majority of the Chinook director designees and Aduro director designees. Aduro has designated Ross Haghighat and William M. Greenman to serve as members of the Aduro board of directors and Chinook has designated Eric Dobmeier, Jerel Davis and Srinivas Akkaraju to serve as members of the Aduro board of directors.

In addition, upon the closing of the merger, Chinook’s Chief Executive Officer, Eric Dobmeier, will serve as Chief Executive Officer, Tom Frohlich will serve as Chief Business Officer, Alan Glicklich, M.D., will serve as Chief Medical Officer, and Andrew King, BVMS, Ph.D., will serve as Head of Renal Discovery and Translational Medicine.

Amendment of the Certificate of Incorporation of Aduro

Aduro agreed to amend its amended and restated certificate of incorporation to (i) effect the proposed reverse stock split if deemed necessary by Aduro and Chinook and (ii) change Aduro’s name to “Chinook Therapeutics, Inc.”

Potential Asset Sale

Aduro is entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest certain of its assets, including its STING-cGAS pathway programs, which are partnered with Novartis and Lilly, respectively, CD-27 program, which is outlicensed to Merck, CTLA4 (ADU-1604), SIRPa (ADU-1805), PD-1 (ADU-1503), early research antibody programs and LADD program, in a transaction or series of transactions provided that no such disposition will include the sale, transfer, license, assignment, divestment or other disposition of any of Aduro’s intellectual property rights that are necessary or reasonably useful for the research, development or commercialization of Aduro’s BION-1301 program or will adversely affect Aduro’s, any of its subsidiaries’, or Chinook’s rights to exploit the BION-1301 program.

Any entry into a sale agreement providing for the consummation of an asset disposition will require the written consent of Chinook, provided that if Chinook does not notify Aduro by the tenth business day following receipt of the applicable notice from Aduro that Chinook has not consented to the entry into such sale agreement, then Chinook will be deemed to have given its consent. Aduro will also provide Chinook with copies of all pitch decks, synopses and other marketing materials that Aduro plans to disclose to potential acquirers and will consider in good faith any comments to such marketing materials that Chinook reasonably requests within five business days of Chinook’s receipt of such marketing materials. Aduro will not discuss or negotiate with any potential acquirers other than through furnishing such approved marketing materials to potential acquirers approved in advance by Chinook. Chinook’s approval will be deemed to have been granted in respect of any potential buyer to which Chinook has not delivered a written notice of objection to Aduro within five business days of receipt of notice from Aduro that Aduro seeks Chinook’s approval in respect of such potential buyer (which notice shall include reasonable detail regarding the identity and financial resources of the potential buyer).

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Aduro and Chinook for a transaction of this type relating to, among other things:

•	corporate organization and power, and similar corporate matters;

•	subsidiaries;

•	organizational documents;

•	authority to enter into the Merger Agreement and the related agreements;

•

votes required for completion of the merger and approval of the proposals that will come before the Aduro special meeting of stockholders and that will be the subject of the written consent of the Chinook stockholders;

•

except as otherwise specifically disclosed in the Merger Agreement, the fact that the consummation of the merger would not contravene the organizational documents, certain laws, governmental authorizations or certain contracts of the parties; result in any encumbrances on the parties’ assets or require the consent of any third party;

•	the parties’ efforts with respect to ensuring the inapplicability of Section 203 of the DGCL;

•	capitalization;

•	financial statements and, with respect to Aduro, documents filed with the SEC and the accuracy of information contained in those documents;

•	material changes or events;

•	liabilities;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	data protection;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach of such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	with respect to Chinook, the note purchase agreement;

•	insurance;

•	transactions with affiliates;

•	financial advisors fees;

•	certain transactions or relationships with affiliates; and

•	with respect to Aduro, the valid issuance in the merger of Aduro common stock.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Aduro and Chinook to complete the merger.

Covenants; Conduct of Business Pending the Merger

Aduro has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Chinook has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement, Aduro and its subsidiaries will use commercially reasonable efforts to conduct their business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Aduro has also agreed that, subject to certain limited exceptions, without the consent of Chinook, it will not, and will not cause or permit any of its subsidiaries to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Aduro common stock from terminated employees, directors or consultants of Aduro);

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: any capital stock or other security (except for Aduro common stock issued upon the valid exercise of outstanding Aduro options or Aduro RSUs); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security of Aduro or any of its subsidiaries;

•

except as required to give effect to anything in contemplation of the closing, amend the certificate of incorporation, bylaws or other organizational documents of Aduro or its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•

lend money to any person; incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business (provided, however, that Aduro must not apply for or accept certain loans or funds under the CARES Act or similar programs in foreign jurisdictions); guarantee any debt securities of others; make any capital expenditure or commitment that exceed the budgeted amounts set forth in the budget delivered to Chinook concurrently with the execution of the Merger Agreement;

•

adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or independent contractors; or increase the severance or change of control benefits offered to any current or new directors, officers, employees or independent contractors, except Aduro and its subsidiaries can take such actions with respect to certain individuals as long as any incurred liabilities are taken into account in calculation of net cash;

•

hire or engage, or offer to hire, any director, officer, employee or consultant; enter into, amend or extend the term of any employment or consulting agreement with any current or former employee, independent contractor, officer or director; or enter into any contract with a labor union or collective bargaining agreement (unless required by applicable law), except Aduro and its subsidiaries can take such actions with respect to certain individuals as long as any incurred liabilities are taken into account in the calculation of net cash;

•

terminate the employment, furlough, change the title, office or position, or materially reduce the responsibilities of, or otherwise modify the working hours of, any directors, officers, employees or independent contractors, or adopt, implement or otherwise establish any temporary or permanent measures applicable to any directors, officers, employees or independent contractors as a result of the COVID-19 Pandemic;

•	enter into any material transaction;

•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;

•

sell, assign, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of, or license, sublicense or otherwise encumber any material intellectual property rights owned by Aduro, other than pursuant to certain non-exclusive licenses;

•

make, change or revoke any material tax election; file any material amendment to any tax return, settle or compromise on any material tax liabilities or adopt or change any material accounting method in respect of taxes;

•

waive, settle or compromise any pending or threatened legal proceeding against Aduro or any of its subsidiaries, other than waivers, settlements or agreements for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and that do not impose any material restriction on the operations or business of Aduro or its subsidiaries, taken as a whole, or any equitable relief or admission of any wrongdoing by Aduro or its subsidiaries;

•	except as permitted in the Merger Agreement, enter into, amend or terminate any of Aduro’s material contracts;

•

materially change pricing or royalties or other payments set or charged by Aduro to its customers or licensees or agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property of Aduro or any of its subsidiaries;

•

make any expenditures, incur any liabilities or discharge or satisfy any liabilities in amounts that exceed the aggregate amount included in the budget delivered to Chinook concurrently with the execution of the Merger Agreement; or

•	agree, resolve or commit to do any of the foregoing.

Chinook has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Aduro shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement, Chinook will use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Chinook has also agreed that, subject to certain limited exceptions, without the consent of Aduro, it will not, and will not cause or permit its subsidiary to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated or former employees, officers, directors or independent contractors of Chinook or its subsidiaries);

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to any capital stock or other security of Chinook or its subsidiary (except for shares of outstanding Chinook common stock issued upon the valid exercise or settlement of Chinook options in accordance with their terms as in effect as of the date of the Merger Agreement, and shares of capital stock of Chinook issued in connection with the Chinook note financing and pursuant to the note purchase agreement); any option, warrant or right to acquire any capital stock or any other security or any instrument convertible into or exchangeable for any capital stock or other security of Chinook or its subsidiary;

•

except as required to give effect to anything in contemplation of the closing, amend the certificate of incorporation, bylaws or other organizational documents of Chinook or its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•

lend money to any person; incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business (provided, however, that Chinook must not apply for or accept certain loans or funds under the CARES Act or similar programs in foreign jurisdictions); guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $500,000;

•

other than in the ordinary course of business: adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreements, plans or arrangements to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or independent contractors or increase the severance or change of control benefits offered to any current or new directors, officers, employees or independent contractors;

•	enter into any material transaction outside the ordinary course of business;

•

acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•

sell, assign, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of, or license, sublicense or otherwise encumber any material intellectual property rights owned by Chinook, other than pursuant to non-exclusive licenses in the ordinary course of business consistent with past practices;

•

make, change or revoke any material tax election; file any material amendment to any tax return, settle or compromise on any material tax liabilities or adopt or change any material accounting method in respect of taxes;

•

waive, settle or compromise any pending or threatened legal proceeding against Chinook or its subsidiary, other than waivers, settlements or agreements for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and that do not impose any material restriction on the operations or business of Chinook or its subsidiary, taken as a whole, or any equitable relief or admission of any wrongdoing by Chinook or its subsidiary;

•	enter into, amend or terminate any of Chinook’s material contracts other than in the ordinary course of business;

•

materially change pricing or royalties or other payments set or charged by Chinook or its subsidiary to its customer or licensees or agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Chinook or its subsidiary; or

•	agree, resolve or commit to do any of the foregoing.

Contingent Value Rights

Prior to the effective time of the merger, Aduro will declare a dividend to its common stockholders of record of the right to receive one CVR for each outstanding share of Aduro common stock held by such stockholder as of such date, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, discussed in greater detail under the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement” beginning on page 148 in this proxy statement/prospectus. The record date for such dividend will be the close of business on the last business day prior to the day on which the effective time of the merger occurs and the payment date for which shall be three business days after the effective time of the merger; provided that the payment of such dividend may be conditioned upon the occurrence of the effective time of the merger. In connection with such dividend, Aduro will cause the CVR Agreement to be duly authorized, executed and delivered by Aduro and a rights agent selected by Aduro with Chinook’s prior approval (such approval not to be unreasonably withheld, delayed or conditioned).

Non-Solicitation

Each of Aduro and Chinook have agreed that, except as described below, Aduro and Chinook and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•	solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend an Acquisition Proposal; or

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an Acquisition Transaction.

An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Chinook, on the one hand, or Aduro, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal, other than (i) with respect to Aduro, solely with respect to the sale, transfer, license, assignment or divestment of certain Aduro assets (which is referred to herein as the Aduro asset dispositions) and (ii) with respect to Chinook, solely with respect to the Chinook note financing and certain activities with respect to additional Chinook financings.

An “Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Chinook or any of its affiliates, on the one hand, or by or on behalf of Aduro or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party, other than (i) with respect to Aduro, solely with respect to the sale, transfer, license, assignment or divestment of certain Aduro assets and (ii) with respect to Chinook, solely with respect to the Chinook note financing and certain activities with respect to additional Chinook financings.

An “Acquisition Transaction” means any transaction or series of related transactions (other than the sale, transfer, license, assignment or divestment of certain Aduro assets) involving:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which Aduro, Chinook or Merger Sub is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Aduro, Chinook or Merger Sub or any of their respective subsidiaries or (iii) in which Aduro, Chinook or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; provided however, in the case of Chinook, the Chinook note financing will not be an Acquisition Transaction; or

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Aduro, Chinook or Merger Sub and their respective subsidiaries, as applicable, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the Aduro stockholders or Chinook stockholders required to consummate the merger, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written Acquisition Proposal, which such party’s board of directors determines in good faith, after consultation with such party’s outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:

•	neither such party nor any representative of such party has breached the non-solicitation provisions of the Merger Agreement described above;

•

such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of such board of directors under applicable legal requirements;

•

such party gives the other party at least two business days’ prior written notice of the identity of the third party and of that party’s intention to furnish information to, or enter into discussions or negotiations with, such third party before furnishing any information or entering into discussions or negotiations with such third party;

•

such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Aduro and Chinook; and

•

at least two business days prior to the furnishing of any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “Superior Offer” means an unsolicited, bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or violation, of the Merger Agreement, and (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant, as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the transactions contemplated by the Merger Agreement.

An Acquisition Proposal will not be considered a Superior Offer if the Acquisition Proposal is subject to a financing condition (and if any financing is required to consummate the transaction contemplated by such Acquisition Proposal, such financing must be fully committed).

The Merger Agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal or any material change or proposed material change to that Acquisition Proposal or inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal. In addition to the foregoing, each party must provide the other party with at least four business days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

Board Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, Aduro agreed that its board of directors may not take any of the following actions, each of which are referred to in this proxy statement/prospectus as an Aduro board recommendation change:

•	withhold, amended, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Aduro board of directors in a manner adverse to Chinook;

•	resolve, or have any committee of the Aduro board of directors resolve, to withdraw or modify the recommendation of the Aduro board of directors in a manner adverse to Chinook; or

•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal.

However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the Aduro special meeting by the necessary vote of Aduro stockholders, if Aduro has received a bona fide written Superior Offer, the Aduro board of directors may make an Aduro board recommendation change if, but only if, following the receipt of and on account of such Superior Offer:

•

the Aduro board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to make an Aduro board recommendation change would result in a breach of its fiduciary duties under applicable law;

•

Aduro has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiate with Chinook in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•

if after Chinook has delivered to Aduro a written offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the Aduro board of directors has determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the recommendation of the Aduro board of directors would result in a breach of its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) Chinook receives written notice from Aduro confirming that the Aduro board of directors has determined to change its recommendation during the required notice period, which notice must include a description in reasonable detail of the reasons for such Aduro board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any required notice period, Chinook will be entitled to deliver to Aduro one or more counterproposals to such Acquisition Proposal and Aduro will, and will cause its representatives to, negotiate with Chinook in good faith (to the extent Chinook desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Aduro’s stockholders would receive as a result of such potential Superior Offer), Aduro will be required to provide Chinook with notice of such material amendment and the required notice period will be extended, if applicable, to ensure that at least two business days remain in the required notice period following such notification during which the parties must comply again with the requirements in this provision and the Aduro board of directors must not make an Aduro board recommendation change prior to the end of such notice period as so extended.

Under the Merger Agreement, subject to certain exceptions described below, Chinook agreed that its board of directors may not take any of the following actions:

•

withhold, amended, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Chinook board of directors in a manner adverse to Aduro (referred to in this proxy statement/prospectus as a Chinook board recommendation change);

•	resolve, or have any committee of the Chinook board of directors resolve, to withdraw or modify the recommendation of the Chinook board of directors in a manner adverse to Aduro; or

•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal.

However, notwithstanding the foregoing, at any time prior to the approval and adoption of the Merger Agreement by the necessary vote of Chinook stockholders, if Chinook has received a bona fide written Superior Offer, the Chinook board of directors may make a Chinook board recommendation change if, but only if, but only if, following the receipt of and on account of such Superior Offer:

•

the Chinook board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable law;

•

Chinook has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiate with Aduro in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•

if after Aduro has delivered to Chinook a written offer to alter the terms or conditions of the Merger Agreement during the required notice period, the Chinook board of directors has determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the recommendation of the Chinook board of directors would result in a breach of its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) Aduro receives written notice from Chinook confirming that the Chinook board of directors has determined to change its recommendation at least four business days in advance of the Chinook board recommendation change, which notice must include a description in reasonable detail of the reasons for such Chinook board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any required notice period, Aduro will be entitled to deliver to Chinook one or more counterproposals to such Acquisition Proposal and Chinook will, and will cause its representatives to, negotiate with Aduro in good faith (to the extent Aduro desires to negotiate) to make such adjustments in the terms and conditions of Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Chinook stockholders would receive as a result of such potential Superior Offer), Chinook will be required to provide Aduro with notice of such material amendment and the required notice period will be extended, if applicable, to ensure that at least two business days remain in the required notice period following such notification during which the parties must comply again with the requirements in this provision and the Chinook board of directors will not make a Chinook board recommendation change prior to the end of such required notice period as so extended.

Meeting of Aduro’s Stockholders and Written Consent of Chinook’s Stockholders

Aduro is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Aduro common stock for the purpose of considering and voting to approve the proposals. The Aduro special meeting will be held as promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of the registration statement on Form S-4.

Chinook is obligated to use its reasonable best efforts to cause Chinook stockholders holding a sufficient number of shares of Chinook capital stock to adopt the Merger Agreement and approve the merger and the related transactions contemplated therein and to execute and deliver to Chinook written consents providing for such adoption and approval. Promptly after the registration statement on Form S-4 has been declared effective under the Securities Act, and in any event no later than two business days thereafter, Chinook will prepare, with the cooperation of Aduro, and cause to be mailed to its stockholders an information statement, which will include a copy of the this proxy statement/prospectus, and the written consent of Chinook’s stockholders, in order to solicit the approval of Chinook’s stockholders for purposes of (i) adopting and approving the Merger Agreement and the transactions contemplated therein, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the merger it is not entitled to appraisal rights with respect to its shares in connection with the merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.

Regulatory Approvals

Each party will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental authority. Without limiting the generality of the foregoing, the parties will, promptly after the date of the Merger Agreement, prepare and file, if any, (a) the notification and report forms required to be filed under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and (b) any notification or other document required to be filed in connection with the merger under any applicable foreign law relating to antitrust or competition matters. Chinook and Aduro will respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other governmental authority in connection with antitrust or competition matters.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the effective time of the merger through the sixth anniversary of the date on which the effective time of the merger occurs, Aduro and the surviving corporation in the merger agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the effective time of the merger, a director or officer of Aduro or Chinook, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of Aduro or of Chinook, whether asserted or claimed prior to, at or after the effective time of the merger. From and after the effective time of the merger, Aduro and the surviving corporation in the merger will also fulfill Aduro’s and Chinook’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the effective time of the merger, a director or officer of Aduro or Chinook.

The Merger Agreement also provides that the provisions of the certificate of incorporation and bylaws of Aduro with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Aduro that are presently set forth in the certificate of incorporation and bylaws of Aduro will not be amended modified or repealed for a period of six years from the effective time of the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the merger, were officers or directors of Aduro, unless such modification is required by applicable law. The certificate of incorporation and bylaws of the surviving corporation will contain, and Aduro will cause the certificate of incorporation and bylaws of the surviving corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Aduro.

From and after the effective time of the merger, Aduro will maintain director and officers’ liability insurance policies, with an effective date as of the closing date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Aduro. In addition, Aduro will secure and purchase a six year “tail policy” on Aduro’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the closing.

Additional Agreements

Each of Aduro and Chinook has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement;

•

use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) in connection with the merger and the other transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to the transactions contemplated by the Merger Agreement; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.

Pursuant to the Merger Agreement, Aduro and Chinook have further agreed that:

•

Aduro will use its commercially reasonable efforts to cause the shares of Aduro common stock being issued in the merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the effective time of the merger.

•

Each party will (i) promptly inform the other party of all verbal or written communications between Nasdaq and such party or its representatives and (ii) use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations.

•

Chinook will (i) cooperate with Aduro as reasonably requested by Aduro with respect to the listing application for the Aduro common stock and promptly furnish to Aduro all information concerning Chinook and its stockholders that may be required or reasonably requested in connection with the Nasdaq listing and (ii) pay all Nasdaq fees associated with the Nasdaq listing.

•

Each party shall give the other party the opportunity to participate in the defense or settlement of any litigation against either party or their directors relating to the Merger Agreement and merger, and no such settlement shall be agreed to without the prior written consent of the party not involved in the litigation, which consent shall not be unreasonably withheld, conditioned or delayed. Both Aduro and Chinook shall cooperate, and shall use their reasonable best efforts to cause its representatives to cooperate, in the defense against such litigation.

Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the closing, of various conditions, which include the following:

•

the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn;

•	there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental authority of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree will be in effect which has the effect of making the consummation of the merger or any of the other transactions contemplated by the Merger Agreement illegal;

•

the holders of a majority of the outstanding shares of Chinook common stock and Chinook preferred stock, voting together as one class, the holders of 65% of Chinook preferred stock voting as a separate class and at least two of the following stockholders of Chinook: (a) Versant Venture Capital VII, L.P., Versant Voyageurs I, L.P. or Versant Voyageurs I Parallel, L.P. (which together shall constitute only one stockholder for purposes of this provision), (b) Apple Tree Partners IV, L.P. and (c) Samsara BioCapital, L.P., must have adopted and approved the Merger Agreement and the transactions contemplated therein. The holders of the shares of Aduro common stock constituting a majority of the votes cast at the Aduro special meeting must have approved the issuance of the shares of Aduro common stock to Chinook securityholders pursuant to the terms of the Merger Agreement and the shares of Aduro common stock entitled to vote thereon must have approved an amendment to Aduro’s certificate of incorporation to effect the proposed reverse stock split;

•

the approval of the listing of the additional shares of Aduro common stock on Nasdaq will have been obtained and the shares of Aduro common stock to be issued in the merger pursuant to the Merger Agreement will have been approved for listing (subject to official notice of issuance) on Nasdaq; and

•	any waiting period under the HSR Act must have expired or been terminated.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•

the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time of the merger;

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing; and

•	the lock-up agreements executed by certain stockholders of Chinook and Aduro will continue to be in full force and effect as of immediately following the effective time of the merger.

In addition, the obligation of Aduro and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties regarding certain matters related to organization, organizational documents, authority, vote required, the note purchase agreement and financial advisors of Chinook in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties regarding capitalization matters of Chinook in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•

the remaining representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Chinook (without giving effect to any references therein to materiality qualifications);

•

the Chinook note financing must have been consummated, and Chinook must have received the cash proceeds of the Chinook note financing of not less than $25,000,000 on the terms and conditions set forth in the note purchase agreement;

•

there shall have been no effect, change, event, circumstance or development that (considered together with all other effects, changes, events, circumstances or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Chinook or its subsidiaries, taken as a whole; provided that effects, changes, events, circumstances or developments arising from the following will not be taken into account for purposes of determining whether such material adverse effect shall have occurred (except, with respect to certain effects, changes, events, circumstances or developments, to the extent disproportionately affecting Chinook and its subsidiary, taken as a whole, relative to other similarly situated companies in the industries in which Chinook and its subsidiary operate):

•

any rejection or non-acceptance by a governmental authority of a registration or filing by Chinook relating to intellectual property owned, licensed or controlled by Chinook or its subsidiary that is necessary for or used in the operation of the business of Chinook and its subsidiary;

•	the announcement of the Merger Agreement or the pendency of the transactions contemplated thereby;

•	the taking of any action, or the failure to take any action, by Chinook that is required to comply with the terms of the Merger Agreement;

•

any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation of armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•

hurricane, flood, tornado, earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic (including the COVID-19 pandemic) or any other outbreak of illness or other public health event or any other force majeure event, whether or not caused by any person, or any national or international calamity or crisis;

•	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	general economic or political conditions or conditions generally affecting the industries in which Chinook and its subsidiaries operate; or

•	any change in the cash position of Chinook or its subsidiaries which results from operations in the ordinary course of business;

•

any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar contracts between Chinook and any holders of Chinook common stock or Chinook preferred stock, including any such contract granting any person investor rights, rights of first refusal, registration rights or director registration rights must have been terminated (or have been terminated as of the closing);

•

Chinook’s cash and cash equivalents determined in a manner consistent with the manner in which such items were historically determined and in accordance with Chinook’s unaudited financial statements and the Chinook’s unaudited interim balance sheet shall be greater than or equal to $5,000,000; and

•	if a 280G vote is required as determined by Chinook in good faith, then (i) Chinook must have used commercially reasonable efforts to obtain and deliver to Aduro a “parachute payment” waiver from each person who is eligible to receive a payment that may constitute a “parachute payment” under Section 280G of the Code prior to soliciting the stockholder approvals and (ii) with respect to each such person who has delivered a “parachute payment” waiver, Chinook stockholders must have (A) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments” or (B) must have voted upon and disapproved such “parachute payments,” and, as a consequence, such “parachute payments” will not be paid or provided for in any manner and Aduro and its affiliates will not have any liabilities with respect to such “parachute payments.”

In addition, the obligation of Chinook to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties regarding certain matters related to organization, authority, vote required and financial advisors of Aduro in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties regarding capitalization matters of Aduro in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•

the remaining representations and warranties of Aduro in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Aduro (without giving effect to any references therein to materiality qualifications);

•

there shall have been no effect, change, event, circumstance or development that (considered together with all other effects, changes, circumstances or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Aduro and its subsidiaries, taken as a whole; provided, that effects, changes, events, circumstances or developments resulting from the following shall not be taken into account for purposes of determining whether such material adverse effect shall have occurred (except, with respect to certain effects, changes, events, circumstances or developments, to the extent disproportionately affecting Aduro and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Aduro and its subsidiaries operate):

•

any rejection or non-acceptance by a governmental authority of a registration or filing by Aduro relating to intellectual property owned, licensed or controlled by Aduro or any of its subsidiaries that is necessary for or used in the operation of the business of Aduro and its subsidiaries;

•	the announcement of the Merger Agreement or the pendency of the transactions contemplated thereby;

•

any change in the stock price or trading volume of Aduro common stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume of Aduro common stock may be taken into account in determining whether a material adverse effect with respect to Aduro has occurred, unless such effects are otherwise excepted from such determination pursuant to the terms of the Merger Agreement);

•	the suspension of trading in or delisting of Aduro’s securities on Nasdaq;

•	the taking of any action, or the failure to take any action, by Aduro that is required to comply with the terms of the Merger Agreement;

•

any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation of armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•

hurricane, flood, tornado, earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic (including the COVID-19 pandemic) or any other outbreak of illness or other public health event or any other force majeure event, whether or not caused by any person, or any national or international calamity or crisis;

•	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof; or

•	general economic or political conditions or conditions generally affecting the industries in which Aduro and its subsidiaries operate; and

•	Aduro’s net cash as determined at the cash determination time must have been determined, in accordance with the terms of the Merger Agreement, to be greater than or equal to $135,000,000.

Termination and Termination Fees

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the effective time of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

(a)	by mutual written consent of Aduro and Chinook;

(b)

by either Aduro or Chinook, if the merger has not been consummated by December 31, 2020 (subject to possible extension as provided in the Merger Agreement); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before December 31, 2020 and such action or failure to act constitutes a breach of the Merger Agreement; and provided, further, that such date will be extended by 60 days upon request of either party if the waiting period under the HSR Act has not expired, a request for additional information has been made by any government authority, or in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus is a part, by the date which is 60 days prior to December 31, 2020;

(c)

by either Aduro or Chinook, if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger or any of the other transactions contemplated by the Merger Agreement;

(d)

by Aduro, if the written consent of Chinook stockholders necessary to adopt the Merger Agreement and approve the merger and related matters has not been obtained within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Aduro once Chinook obtains such stockholder approval;

(e)

by either Aduro or Chinook, if the Aduro special meeting has been held and completed and Aduro stockholders have taken a final vote on the merger proposal set forth herein to be considered at the Aduro special meeting, including the issuance of Aduro common stock to Chinook stockholders in connection with the merger, and such merger proposal has not been approved by the Aduro stockholders; provided, that Aduro may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of Aduro stockholders was caused by the action or failure to act of Aduro and such action or failure to act constitutes a material breach by Aduro of the Merger Agreement;

(f)

by Chinook, at any time prior to the approval by Aduro stockholders of the merger proposal set forth herein to be considered at the Aduro special meeting, if any of the following circumstances shall occur:

•

Aduro fails to include in this proxy statement/prospectus the Aduro board of directors’ recommendation that Aduro stockholders vote to approve the merger proposal set forth herein to be considered at the Aduro special meeting;

•	the Aduro board of directors, or any committee thereof, makes a recommendation change adverse to Chinook or approves, endorses or recommends any Acquisition Proposal; or

•	Aduro enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

(g)

by Aduro, at any time prior to the adoption of the Merger Agreement and approval of the transactions contemplated therein by the Chinook stockholders, if any of the following circumstances shall occur:

•	the Chinook board of directors withdraws or modifies its recommendation in a manner adverse to Aduro or approves, endorses or recommends any Acquisition Proposal; or

•	Chinook enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

(h)

by Chinook, if Aduro or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Aduro has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that Chinook is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Chinook to Aduro or Merger Sub and Chinook’s intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Aduro or Merger Sub is cured prior to such termination becoming effective); or

(i)

by Aduro, if Chinook has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Chinook has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that Aduro is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Aduro to Chinook and Aduro’s intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Chinook is cured prior to such termination becoming effective).

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis for termination described in reasonable detail.

Termination Fees Payable by Aduro

Aduro must pay Chinook a termination fee of $6.4 million if (A) the Merger Agreement is terminated by (i) Aduro or Chinook pursuant to clause (b) (and the required Aduro stockholder approval has not been obtained by Aduro) or (e) above, or (ii) Chinook pursuant to clause (f) above, (B) at any time after the date of the Merger Agreement and prior to the Aduro special meeting an Acquisition Proposal with respect to Aduro will have been publicly announced, disclosed or otherwise communicated to the Aduro board of directors (and will not have been withdrawn), and (C) in the event the Merger Agreement is terminated pursuant to clause (b) or (e) above, within 12 months after the date of such termination, Aduro enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Aduro must reimburse Chinook for expenses incurred by Chinook in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $2.0 million, if (A) Chinook terminates the Merger Agreement pursuant to clause (f) or (h) above or (B) (i) either Aduro or Chinook terminates the Merger Agreement pursuant to clause (e) above or (ii) Aduro terminates the Merger Agreement pursuant to clause (b) above and the required Aduro stockholder approval has not been obtained by Aduro.

Termination Fees Payable by Chinook

Chinook must pay Aduro a termination fee of $6.4 million if (A) the Merger Agreement is terminated by Aduro pursuant to clause (b), (d) or (g) above, (B) at any time after the date of the Merger Agreement and before obtaining the required Chinook stockholder approval an Acquisition Proposal with respect to Chinook will have been publicly announced, disclosed or otherwise communicated to the Chinook board of directors (and will not have been withdrawn), and (C) in the event the Merger Agreement is terminated pursuant to clause (b) or (d) above, within 12 months after the date of such termination, Chinook enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Chinook must reimburse Aduro for expenses incurred by Aduro in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $2.0 million, if Aduro terminates the Merger Agreement pursuant to clause (g) or (i) above.

Amendment and Waiver

The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Chinook, Merger Sub and Aduro. Such amendment requires the approval of the respective boards of directors of Chinook, Merger Sub and Aduro at any time, except that after the Merger Agreement has been adopted and approved by the Chinook stockholders or Aduro stockholders, no amendment which by law requires further approval by the Chinook stockholders or Aduro stockholders, as the case may be, may be made without such further approval.

Any provision of the Merger Agreement may be waived by any party solely on that party’s behalf, without the consent of any other party. The waiver must be expressly set forth in a written instrument duly executed and delivered on behalf of such party, which will only be valid in the specific instance in which it is given. No failure or delay on the part of any party with respect to the exercise of any power, right, privilege or remedy under the Merger Agreement will operate as a waiver of that said power, right, privilege or remedy. Furthermore, no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section titled “—Termination and Termination Fees” beginning on page 142 of this proxy statement/prospectus, and except that Chinook and Aduro will share equally in any fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the filings by the parties to the Merger Agreement under any filing requirement under antitrust or merger control laws applicable to the Merger Agreement and the transactions contemplated therein, and in relation to printing and filing with the SEC of the registration statement on Form S-4 (including any financial statements and exhibits) and any related amendments or supplements.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

In order to induce Aduro to enter into the Merger Agreement, certain Chinook stockholders are parties to a support agreement with Aduro pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a Chinook stockholder, to vote all of his, her or its shares of Chinook capital stock in favor of (i) the adoption of the Merger Agreement and approval of the merger, (ii) the approval of the related transactions contemplated by the Merger Agreement, (iii) the conversion of each share of Chinook preferred stock into shares of Chinook common stock immediately prior to and contingent upon the closing and (iv) the approval of certain additional proposals in connection with the merger that the Chinook board of directors may recommend. These Chinook stockholders also agreed to vote against (i) any competing Acquisition Proposal with respect to Chinook and (ii) any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the Merger Agreement, subject to certain specified exceptions.

These Chinook stockholders have also granted Aduro an irrevocable proxy to vote their respective shares of Chinook common stock or Chinook preferred stock in accordance with the support agreements. The Chinook stockholders may vote their shares of Chinook common stock or Chinook preferred stock on all other matters not referred to in such proxy.

As of July 1, 2020, the Chinook stockholders that are party to a support agreement with Aduro owned an aggregate of 14,176,495 shares of Chinook common stock and 40,500,000 shares of Chinook preferred stock, representing approximately 98.0% of the outstanding shares of Chinook capital stock on an as converted to common stock basis. These stockholders include executive officers and directors of Chinook, as well as certain other stockholders owning a significant portion of the outstanding shares of Chinook capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Chinook stockholders holding a sufficient number of shares of Chinook capital stock to adopt the Merger Agreement and approve the merger and related transactions will execute written consents providing for such adoption and approval. Therefore, holders of a sufficient number of shares of Chinook capital stock required to adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to adopt the Merger Agreement are expected to adopt the Merger Agreement via written consent.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Chinook capital stock and securities convertible into shares of Chinook capital stock held by them, or any voting rights with respect thereto, until the earlier of the termination of the Merger Agreement and the completion of the merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Chinook capital stock or securities convertible into shares of Chinook capital stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

In addition, in order to induce Chinook to enter into the Merger Agreement, certain Aduro stockholders have entered into support agreements with Chinook pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a Aduro stockholder, to vote all of his, her or its shares of Aduro common stock in favor of (i) the approval of the Merger Agreement, (ii) the transactions contemplated thereby, including the issuance of Aduro common stock to Chinook stockholders, (iii) if deemed necessary, an amendment to the amended and restated certificate of incorporation of Aduro to effect the proposed reverse stock split, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement and the transactions contemplated therein and (v) the approval of certain additional proposals in connection with the merger that the Aduro board of directors may recommend. These

Aduro stockholders also agreed to vote against (i) any competing Acquisition Proposal with respect to Aduro and (ii) any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the Merger Agreement, subject to certain specified exceptions.

These Aduro Stockholders have also granted Chinook an irrevocable proxy to vote their respective shares of Aduro common stock in accordance with the support agreements. Aduro stockholders may vote their shares of Aduro common stock on all other matters not referred to in such proxy.

As of July 1, 2020, the Aduro stockholders that are party to a support agreement owned an aggregate of 18,146,362 shares of Aduro common stock representing approximately 22.9% of the outstanding shares of Aduro common stock. These stockholders include certain executive officers and directors of Aduro and certain other Aduro stockholders holding a significant portion of the outstanding shares of Aduro common stock.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Aduro common stock and securities convertible into shares of Aduro common stock held by them until the earlier of the termination of the Merger Agreement and the completion of the merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreements, each person to which any shares of Aduro common stock or securities convertible into shares of Aduro common stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by the full text of the forms of Support Agreement, which is attached hereto as Annex C and Annex D.

Lock-Up Agreements

Certain of Chinook’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Aduro’s common stock, including, as applicable, shares received in the merger or pursuant to the Chinook note financing and shares issuable upon exercise of options, warrants or convertible securities, until 180 days after the effective time of the merger.

The Chinook stockholders who have executed lock-up agreements as of July 1, 2020, owned in the aggregate, approximately 98.0% of the shares of Chinook’s outstanding capital stock.

Certain of Aduro’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Aduro securities or shares of Aduro common stock, including, as applicable, shares issuable upon exercise of certain options, warrants or convertible securities, until 180 days after the effective time of the merger.

Aduro stockholders who have executed lock-up agreements as of July 1, 2020 owned, in the aggregate, approximately 22.9% of the shares of Aduro common stock.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement, which is attached hereto as Annex H.

Contingent Value Rights Agreement

CVR Agreement

The CVRs will be governed by the terms of the CVR Agreement, which will be entered into at or prior to the effective time by Aduro and Computershare Trust Company, N.A., as rights agent.

As provided in the Merger Agreement, Aduro shall declare a dividend to its common stockholders of record the right to receive one CVR for each outstanding share of Aduro common stock held by such stockholder as of such date, each representing the non-transferable contractual right to receive certain contingent payments from Aduro upon the occurrence of certain events within agreed time periods.

Characteristics of the CVRs; Restrictions on Transfer

The CVRs may not be transferred, pledged, hypothecated, encumbered, assigned or otherwise disposed of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), in whole or in part, other than pursuant to any of the following permitted transfers: (i) upon death, by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company; (vi) to Aduro or its affiliates; or (vii) upon abandonment of a CVR by the holder thereof in accordance with the CVR Agreement.

The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in Aduro, any constituent company to the merger, or any of its respective affiliates. The rights agent will maintain an up-to-date register, or the CVR Register, for the purposes of (i) identifying the holders of CVRs, (ii) determining holders’ entitlement to CVRs and (iii) registering the CVRs and permitted transfers thereof. Aduro’s obligation to make the CVR payment, if any becomes due, is neither secured nor guaranteed by Aduro or any of its affiliates.

CVR Payments

Pursuant to the CVR Agreement, each CVR holder is entitled to certain contingent cash payments, which are payable by Aduro to the rights agent for subsequent distribution to the CVR holders, of the following proceeds actually received by Aduro or its affiliates, collectively, the Gross Proceeds, after the end of each fiscal quarter of Aduro following the first anniversary of the closing, adjusted as set forth below and in accordance with GAAP (such amount as finally adjusted and distributed to CVR holders is referred to herein as the CVR payments):

•

any consideration of any kind that is paid to or received by Aduro or any of its affiliates during the period beginning immediately following the effective time and ending on the tenth anniversary of the closing date:

•	in respect of the disposition of any potentially transferrable assets,

•	in respect of certain other pre-identified assets, or

•

resulting from the ownership of equity securities in any subsidiary established by Aduro during the period beginning on the execution date of the Merger Agreement and ending on the six-month anniversary of the closing date, or the Disposition Period, or the subsequent disposition of any such equity securities (regardless of whether such disposition occurs during the Disposition Period).

•	minus all accrued but unsatisfied permitted deductions, collectively, the Permitted Deductions, as of the date of payment, which include:

•	applicable tax imposed on the Gross Proceeds,

•

any reasonable and documented out-of-pocket costs and expenses incurred by Aduro or its affiliates in respect of its performance of the CVR Agreement, or in respect of its performance of any agreement, in connection with any potentially transferable assets,

•

any reasonable and documented out-of-pocket costs and expenses incurred by Aduro or its affiliates in respect of the negotiation, entry into or the closing of any disposition in connection with any potentially transferable assets,

•

any losses incurred or reasonably expected to be incurred by Aduro or any of its affiliates arising out of any third-party claims relating to or in connection with any disposition, including indemnification obligations of Aduro or any of its affiliates set forth in a definitive written agreement with respect to an asset disposition, and

•

any wind-down costs, which include any costs owed to certain collaboration partners of Aduro or otherwise borne by Aduro pursuant to contracts related to potentially transferable assets, any costs required to carry-out, complete or wind-down any clinical trials associated with the potentially transferable assets, all severance and other costs related to the termination of certain employees, and any liabilities existing or incurred during the term of the CVR Agreement that would have been required to be included in the calculation of final net cash, to the extent not taken into account in the calculation of final net cash.

If such Gross Proceeds result from a disposition consummated:

•	on or prior to the closing date, then CVR holders will receive 100% of such Gross Proceeds;

•	during the first three months following the closing date, then CVR holders will receive 75% of such Gross Proceeds; or

•	during the final three months of the Disposition Period, then CVR holders will receive 50% of such Gross Proceeds.

However, if any Gross Proceeds result from certain other pre-identified assets or from the ownership of equity securities in any subsidiary established by Aduro during the Disposition Period or the subsequent disposition of any such equity securities (regardless of whether such disposition occurs during the Disposition Period), then CVR holders will receive 100% of such Gross Proceeds, regardless of when such disposition is consummated. To the extent the Permitted Deductions exceed Gross Proceeds for any fiscal quarter, any excess Permitted Deductions will be applied against Gross Proceeds in subsequent fiscal quarters until fully satisfied. The Gross Proceeds as finally adjusted pursuant to the adjustments described in this paragraph and in the previous paragraph shall be referred to herein as the CVR proceeds.

Aduro may, in its reasonable discretion as resolved by the Aduro board of directors, withhold up to 10% of any payment payable to CVR holders pursuant to the CVR Agreement to provide for the satisfaction of indemnity obligations under any definitive transaction agreement with respect to an asset disposition in excess of any escrow fund established therein, to the extent not already deducted as Permitted Deductions, and any loss arising out of any third-party claims relating to or in connection with any potentially transferable assets during the term of the CVR Agreement. However, any such withheld proceeds net of any Permitted Deductions will be distributed to the CVR holders within three years following the date such proceeds would have otherwise been distributed to such CVR holders.

Withholding

The CVR Agreement provides that Aduro and the rights agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any payment payable to CVR holders pursuant to the CVR Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable law relating to taxes. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of the CVR Agreement as having been paid to the CVR holder in respect of which such deduction and withholding was made. Prior to making any such tax deductions or withholdings or causing any such tax deductions or withholdings to be made with respect to any CVR holder, the rights agent will, to the extent reasonably practicable, provide notice to the CVR holder of such potential tax deduction or withholding and a reasonable opportunity for the CVR holder to provide any necessary tax forms in order to avoid or reduce such withholding amounts. However, the time period for the payment of amounts payable to CVR holders in accordance with the CVR Agreement will be extended by a period equal to any delay caused by the CVR holder in providing such forms, and in no event will such period be extended for more than ten business days (unless otherwise requested by the CVR holder for the purpose of delivering such forms and agreed to by the rights agent).

Payment Procedures

No later than 45 days following the end of each fiscal quarter of Aduro following the first anniversary of the closing, Aduro will deliver to the rights agent (or in the case of clause (iv) below, to the rights agent or as the rights agent directs) an officer’s certificate certifying for such fiscal quarter the aggregate amount of (i) the CVR proceeds received by Aduro or its affiliates during such fiscal quarter (or in the case of the first delivery of such certificate, all CVR proceeds received through the end of such fiscal quarter), (ii) the Permitted Deductions reflected in such CVR proceeds, (iii) the CVR payment payable to the CVR holders, if any, and (iv) the CVR payments (if any) by wire transfer of immediately transferable funds to an account designated by the rights agent.

CVR Special Committee

The CVR Agreement provides that the Aduro board of directors shall have delegated to a special committee of Aduro board of directors, or the CVR Special Committee, comprised of the two Aduro board designees and one Chinook board designee the sole responsibility, authority and discretion during the Disposition Period, with respect to (i) managing the potentially transferrable assets and (ii) conducting any sale process (including the engagement of advisors) with respect to an asset disposition during the Disposition Period. The CVR Special Committee shall also be empowered with the authority to authorize and direct any officer of Aduro to negotiate, execute and deliver a definitive written agreement with respect to an asset disposition in the name and on behalf of Aduro, provided that no such agreement shall be entered into without the approval of the Aduro board of directors (such approval not to be unreasonably withheld, conditioned or delayed).

During the Disposition Period, if and to the extent the CVR Special Committee authorizes the execution and delivery of a definitive written agreement with respect to an asset disposition, Aduro will, and will cause its subsidiaries to, use commercially reasonable efforts to effectuate the disposition of potentially transferrable assets pursuant to such agreement in accordance with its terms.

Following the Disposition Period, Aduro will be permitted to take any action in respect of the potentially transferrable assets in order to satisfy any wind-down costs associated with the termination and wind-down of the potentially transferable assets.

Amendment and Termination of the CVR Agreement

Aduro may, at any time and from time to time, unilaterally enter into one or more amendments to the CVR Agreement for any of the following purposes, without the consent of any of the holders of CVRs or the rights agent:

•

to evidence the appointment of another person as a successor rights agent and the assumption by any successor rights agent of the covenants and obligations of the rights agent pursuant to the CVR Agreement;

•	to evidence the succession of another person to Aduro and the assumption of any such successor of the covenants of Aduro pursuant to the CVR Agreement;

•

to add to the covenants of Aduro further covenants, restrictions, conditions or provisions for the protection and benefit of the holders of CVRs, provided that in each case, such provisions shall not adversely affect the interests of the holders of CVRs;

•

to cure any ambiguity, to correct or supplement any provision in the CVR Agreement that may be defective or inconsistent with any other provision in the CVR Agreement, or to make any other provisions with respect to matters or questions arising under the CVR Agreement, provided that in each case, such provisions shall not adversely affect the interests of the holders of CVRs;

•

as may be necessary or appropriate to ensure that CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

•	as may be necessary or appropriate to ensure that Aduro is not required to produce a prospectus or an admission document in order to comply with applicable law;

•	to cancel CVRs (i) in the event that any holder of CVRs has abandoned its rights to such CVRs or (ii) following a transfer of such CVRs to Aduro or its affiliates;

•	as may be necessary or appropriate to ensure that Aduro complies with applicable law; or

•

to effect any other amendment to the CVR Agreement that would provide any additional rights or benefits to the holders of CVRs or that does not adversely affect the legal rights under the CVR Agreement of any such holder of CVRs.

With the consent of the holders of not less than a majority of the outstanding CVRs, Aduro and the rights agent may enter into any amendment to the CVR Agreement, even if such amendment is adverse to the interests of the holders of the CVRs.

Aduro will (or will cause the rights agent to) provide notice in general terms of the substance of any amendment to the CVR Agreement to the holders of the CVRs promptly after execution by Aduro and the rights agent, if applicable, of such amendment.

The CVR Agreement will automatically terminate and of no force or effect, and the parties will have no liability thereunder, upon the tenth anniversary of the closing date.

Other Provisions of the CVR Agreement

The CVR Agreement also provides, among other things, for:

•	the duties, responsibilities, rights and immunities of the rights agent, and procedures for the resignation or removal of the rights agent and appointment of a successor;

•	a prohibition on Aduro granting any lien, security, interest, pledge or similar interest in any potentially transferrable assets or any CVR proceeds, unless approved by the CVR Special Committee; and

•

the application of laws of the State of Delaware, exclusive jurisdiction over the parties by the Chancery Court of the State of Delaware, County of New Castle, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof), and waiver of trial by jury.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of CVR Agreement, which is attached hereto as Annex E.

Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Aduro Common Stock

The following is a discussion of the material U.S. federal income tax consequences of the issuance of the CVRs and payments (if any) thereon to holders of Aduro common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or foreign tax laws are not discussed. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date of the merger. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a holder of Aduro common stock.

This discussion is limited to holders who hold their Aduro common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of an Aduro common stockholder, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of Aduro common stock that are subject to particular rules, including, without limitation:

•	persons subject to the alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding Aduro common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Aduro common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Aduro common stock pursuant to the exercise of any employee stock options or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the Aduro common stock or the CVRs being taken into account in an applicable financial statement.

Except where specified, this discussion is limited to holders of Aduro common stock that are U.S. Holders. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Aduro common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Aduro common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Aduro common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address the tax consequences of the CVRs under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the distribution of the CVRs (except, to the limited extent discussed below, the reverse stock split), whether or not they are in connection with the distribution of the CVRs. The CVRs generally may not be transferred or assigned except for certain permitted transfers; accordingly, this discussion assumes the CVRs are not transferable or assignable and does not address any consequences of transferring, assigning or otherwise disposing of the CVRs or any interest therein.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE CVRS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences for U.S. Holders

Tax Treatment of the CVRs and the Proposed Reverse Stock Split

Although the matter is not free from doubt, Aduro intends to treat the issuance of the CVRs (together with any payments on the CVRs) and the proposed reverse stock split as separate transactions for U.S. federal income tax purposes, and the following discussion (except as discussed below under “—Alternative Treatment of the CVRs and the Reverse Stock Split as a Single Recapitalization”) assumes this treatment will be respected. The IRS could challenge this position, however. We urge you to consult your tax advisor with respect to whether the issuance of the CVRs (and any payments on the CVRs), on the one hand, and the proposed reverse stock split, on the other, constitute separate transactions.

Tax Treatment of the CVRs

There is no authority directly on point addressing whether contingent value rights with characteristics similar to the CVRs should be treated for federal income tax purposes as a distribution of property with respect to its stock, an “open transaction,” or in some other manner, and such questions are inherently factual in nature. Accordingly, holders are urged to consult with their tax advisors regarding this issue.

However, based on the specific characteristics of the CVRs, and unless otherwise required by a change in law after the date of the CVR Agreement, Aduro intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs, the CVR Distribution Date, and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Absent a change in law requiring otherwise, Aduro will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment (if any) on the CVRs as a distribution by Aduro for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of Aduro’s current or accumulated earnings and profits in the year in which such payment is made.

If Aduro’s intended reporting position is correct, a U.S. Holder would not generally recognize income in respect of the CVRs on the CVR Distribution Date and would take no tax basis in the CVRs. Any future cash payments would constitute a dividend to the extent of Aduro’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of such holder’s basis in its Aduro common stock, and finally as capital gain from the sale or exchange of Aduro common stock. Dividends received by individual U.S. Holders are eligible for reduced rates of taxation applicable to long-term capital gains, provided certain holding period requirements are met.

However, the IRS could instead assert that the issuance of the CVRs should be treated as a “closed transaction.” Under “closed transaction” treatment, a U.S. Holder would be treated as receiving a distribution equal to the fair market value (determined on the CVR Distribution Date) of the CVRs issued to such U.S. Holder on the CVR Distribution Date. The amount of this distribution generally would be treated first as a taxable dividend to the extent of the U.S. Holder’s pro rata share of Aduro’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Aduro common stock, and finally as capital gain from the sale or exchange of Aduro common stock. A U.S. Holder’s tax basis in the CVRs received would equal the fair market value of the CVRs on the CVR Distribution Date and the holding period of the CVRs received would begin on the day following the CVR Distribution Date. Although not free from doubt, a future cash payment under a CVR would likely be treated as a non-taxable return of a U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, although the timing of the recovery of a U.S. Holder’s tax basis is unclear. A payment in excess of such amount may be treated as a payment with respect to a sale of a capital asset, ordinary income or dividends. Additionally, it is possible that a portion of future cash payments would constitute imputed interest and taxed as such. A U.S. Holder might recognize loss, which might be a capital loss and could be a long-term capital loss, upon the expiration of the CVR to the extent cash payments ultimately received pursuant to such CVR were less than the U.S. Holder’s adjusted tax basis in the CVRs, but whether and when such a loss would be recognized is unclear. The deductibility of capital losses is subject to limitations.

It is possible, although Aduro believes unlikely, that the issuance of the CVRs could be treated as one or more “debt instruments” or as a distribution of equity.

U.S. Holders are urged to consult their tax advisors with respect to the proper characterization of the CVRs and the tax consequences thereof (including any future cash payments made under the CVRs).

Alternative Treatment of the CVRs and the Proposed Reverse Stock Split as a Single Recapitalization

Notwithstanding Aduro’s position that the CVRs and the proposed reverse stock split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the issuance of the CVRs (and/or any payments thereon) and the proposed reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes with the CVRs constituting taxable “boot” received in such recapitalization exchange. In such case, the tax consequences of the CVRs and the proposed reverse stock split would differ from those described above, including the timing and character of income, which would depend in part on many of the same considerations described above.

Due to the substantial uncertainty regarding the tax treatment of the CVRs (and any future cash payments under the CVRs) and the possible integration of the CVRs and the proposed reverse stock split, U.S. Holders are urged to consult their tax advisors concerning the recognition of gain, income and/or loss in connection with the CVRs and the proposed reverse stock split and the applicability of information reporting and backup withholding.

Material U.S. Federal Income Tax Consequences for Non-U.S. Holders

The discussion below applies to beneficial owners of Aduro common stock that are not U.S. Holders or entities treated as partnerships for U.S. federal income tax purposes (such beneficial owners, Non-U.S. Holders).

As discussed above under “Tax Treatment of the CVRs and the Proposed Reverse Stock Split” and “Tax Treatment of the CVRs,” Aduro intends to take the position that any future cash payments on the CVRs are distributions with respect to Aduro common stock and that such distributions constitute dividends to the extent payable out of Aduro’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) in the taxable year of such future cash payment. Assuming such position is correct, amounts not treated as dividends for U.S. federal income tax purposes may constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero, and any excess may be treated as capital gain with respect to such Non-U.S. Holder’s Aduro common stock. However, this intended position is subject to substantial uncertainty, and, accordingly, Non-U.S. Holders are urged to consult their tax advisors with respect to the proper characterization of the CVRs and the tax consequences thereof (including any future cash payments made under the CVRs).

In light of Aduro’s intended reporting position, it is expected that Non-U.S. Holders would generally be subject to U.S. federal withholding tax at a rate of 30% on any future cash payments on the CVRs. Such withholding may be reduced or eliminated if the Non-U.S. Holder properly certifies qualification for a lower withholding rate under an applicable income tax treaty or an exemption from withholding as a result of dividends on the Aduro common stock being effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable). A Non-U.S. Holder that is a corporation also could be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on income attributable to the CVRs.

Due to the legal and factual uncertainty regarding the tax treatment of the CVRs (and any future cash payments under the CVRs), Non-U.S. Holders are urged to consult their tax advisors concerning the recognition of gain, income and/or loss or withholding that may apply in connection with the CVRs. Non-U.S. Holders should consult their tax advisors regarding the applicability of information reporting and backup withholding and/or withholding under the Foreign Account Tax Compliance Act with respect to the CVRs and any future cash payments under the CVRs, particularly in light of the uncertainty under U.S. federal income tax law relating to the tax treatment of the CVRs.

Note Purchase Agreement

Immediately prior to the execution and delivery of the Merger Agreement, certain existing investors of Chinook entered into a note purchase agreement with Chinook, pursuant to which such investors have agreed to purchase certain convertible promissory notes (representing an aggregate commitment of $25,000,000) in the Chinook note financing. The closing of the sale of the convertible promissory notes pursuant to the note purchase agreement will take place immediately prior to the closing of the merger and is contingent upon, among other things, certain customary closing conditions.

If during the period between the closing of the merger and the date that is 30 days after the closing of the merger, a sale of the combined company’s equity securities for capital raising purposes meeting certain criteria occurs, the sum of all outstanding principal, unpaid interest and other amounts then accrued under each note then outstanding will automatically be canceled and converted into that number of such equity securities obtained by dividing such amount by a conversion price based on the per unit price of securities sold for new cash investment of at least $15,000,000 in the aggregate. Such conversion will be deemed to occur concurrently with the closing of such sale of Aduro equity securities for capital raising purposes.

If the convertible notes are not converted pursuant to the preceding provision, on the day that is 30 days after the closing of the merger, or on such mutually agreed upon earlier date following the closing of the merger, as applicable, the sum of all outstanding principal, unpaid interest and other amounts then accrued under each note then outstanding will automatically convert into shares of the combined company’s common stock obtained by dividing such amount by a conversion price based on the volume weighted average closing trading price of a share of the combined company’s common stock on Nasdaq for the five trading days ending the trading day immediately prior to the date the notes are converted. Such conversion will be deemed to have occurred (i) immediately after the effectiveness of the closing of the merger if such conversion date is the day of the closing of the merger, (ii) at the close of business on the date immediately preceding the conversion date if such conversion date is between the closing of the merger and the day that is 30 days after the closing of the merger or (iii) the day that is 30 days after the closing of the merger.

The foregoing descriptions of the Note Purchase Agreement and the Convertible Promissory Note do not purport to be complete and is qualified in its entirety by the full text of the form of Note Purchase Agreement and form of Convertible Promissory Note, which is attached hereto as Annex F and Annex G, respectively.

ADURO DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

For a discussion of Aduro’s directors, officers and corporate governance, see “Information Regarding the Board of Directors and Corporate Governance” contained in Aduro’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 24, 2020, which is incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 246 of this proxy statement/prospectus.

ADURO EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding compensation awarded to or earned by the Aduro named executive officers listed below during the years ended December 31, 2019 and December 31, 2018. As an emerging growth company, Aduro complies with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for Aduro’s principal executive officer and the two most highly compensated executive officers other than Aduro’s principal executive officer. These three officers are referred to as Aduro’s named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-equity Incentive Plan Compensation ($)(1)	Total ($)
Stephen T. Isaacs	2019	625,000	75,938	—	2,244,330	318,750	3,264,018
Chairman of the Board, President and Chief Executive Officer	2018	603,725	—	1,051,188	1,480,431	307,900	3,443,243
Andrea van Elsas(4)	2019	417,480	67,265	478,500	997,480	126,735	2,087,460
Chief Scientific Officer	2018	418,900	—	538,625	1,082,833	137,598	2,177,956
Blaine Templeman	2019	509,040	73,064	—	997,480	173,074	1,752,658
Chief Administrative Officer & Chief Legal Officer	2018	484,800	—	471,384	533,742	164,830	1,654,756

(1)

Amounts in the “Non-equity Incentive Plan Compensation” column represent amounts earned by Aduro’s named executive officers under Aduro’s 2019 performance-based cash bonus program based on the achievement of pre-established corporate goals. The amounts in the “Bonus Column” represent additional annual bonus amounts awarded to the named executive officers by Aduro’s compensation committee in its discretion in light of the named executive officers’ significant contributions to Aduro during 2019.

(2)

The amounts in the “Stock Awards” column reflect the aggregate grant date fair value of RSU awards granted during the fiscal year computed in accordance with the provisions of Accounting Standards Codification (ASC) 718, Compensation-Stock Compensation. The assumptions that Aduro used to calculate these amounts are discussed in the notes to Aduro’s audited consolidated financial statements included in Aduro’s annual report on Form 10-K for the year ended December 31, 2019. These amounts may not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the RSU awards or the sale of the common stock issued upon such vesting.

(3)

The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during the fiscal year computed in accordance with the provisions of ASC-718. The assumptions that Aduro used to calculate these amounts are discussed in the notes to Aduro’s audited consolidated financial statements included in Aduro’s annual report on Form 10-K for the year ended December 31, 2019. These amounts may not reflect the actual economic value that will be realized by the named executive officer upon the exercise of the stock options or the sale of the common stock issued upon such exercise.

(4)

The amount in the “Salary” column has been converted from Euro to U.S. Dollars using the average exchange rate for 2019 of 1.12 Euros per U.S. Dollar and the amount in the “Non-equity Incentive Plan Compensation” column has been converted from Euro to U.S. Dollars using the average exchange rate for the period from January 1, 2020 to February 29, 2020 of 1.10 Euros per U.S. Dollar.

Dr. van Elsas resigned from his employment with Aduro effective as of June 30, 2020 and has entered into a consulting agreement with Aduro.

Executive Employment and Consulting Arrangements and Potential Payments Upon Termination or Change in Control

Stephen Isaacs. Aduro entered into an employment agreement with Stephen Isaacs, Chairman of Aduro’s board of directors, President and Chief Executive Officer of Aduro, in February 2010, which was subsequently amended in July 2014, January 2020 and July 2, 2020. Mr. Isaacs is employed “at will,” which means that he has no definitive term of employment. Mr. Isaacs’s annual base salary was $625,000 for 2019 and is $646,875 for 2020. Mr. Isaacs’ received $318,750 in non-equity plan compensation and a discretionary bonus of $75,938 for 2019 and his annual target bonus for 2020 is 60% of his annual base salary. Pursuant to Mr. Isaacs’s agreement, as amended in July 2020, if Mr. Isaacs’s employment is terminated by Aduro without just cause and not due to his permanent disability, or if he terminates his employment for good reason, or a Qualifying Termination, he will receive a lump sum payment equal to 18 months of his base salary and a lump sum payment equal to 1.5 times his target bonus for the year in which his termination occurs; Aduro will pay all applicable COBRA payments for up to 18 months; and the unvested portion of all of his equity awards will become vested and exercisable on an accelerated basis as if the termination had occurred 12 months after the termination date; provided that in the event such termination occurs within the 18 months following a change in control of Aduro, his equity awards will vest in full, all subject to Mr. Isaacs’ timely execution and the effectiveness of a release of claims against Aduro. In the event of a Qualifying Termination of Mr. Isaacs’ employment between the signing of the Merger Agreement (i.e., June 1, 2020) and the closing of the merger, then in addition to the payments, benefits and conditions described above, all of Mr. Isaacs’ then-unvested equity awards will vest in full upon his termination date, contingent on the closing of the merger, provided that any vesting acceleration with respect to Aduro stock options granted on February 21, 2020 will solely be with respect to that number of shares that would have become vested and exercisable had his services continued through February 21, 2021. In addition, in the event the closing of the merger does not occur by March 15, 2021, the vesting of any Aduro RSUs that are subject to acceleration on account of Mr. Isaacs’ termination between the signing of the Merger Agreement and the closing of the merger will accelerate in full and be settled no later than March 15, 2021, subject to repayment by Mr. Isaacs to Aduro of the fair market value of such accelerated shares (determined as of the settlement date) if the closing of the merger does not occur by December 31, 2021. Also, all vested Aduro stock options will remain exercisable for an additional 180 days following the 18 month post-termination exercise period in the event that the shares issuable upon the exercise of such stock options would be subject to a lock-up agreement in connection with the merger, but in no event will an option be exercisable following the expiration of the option’s term. Aduro will also pay actual attorneys’ fees and costs incurred by Mr. Isaacs’ in the preparation of the July 2020 amendment and restatement up to $40,000. Mr. Isaacs also entered into Aduro’s standard proprietary information and inventions agreement.

In January 2020, Aduro also entered into a retention bonus agreement with Mr. Isaacs that provides that he is eligible to receive a one-time cash retention bonus of $562,500, subject to Mr. Isaacs’ continued employment through September 30, 2020, provided that the retention bonus will become payable in the event that Mr. Isaacs’ employment is terminated by Aduro without just cause, he resigns for good reason or his employment terminates due to death or disability prior to September 30, 2020. In addition, under the retention bonus agreement, in the event of a Qualifying Termination, Mr. Isaacs will have until the earlier of the 18-month anniversary of his termination date or the applicable expiration date to exercise his stock options, or the Extended Option Exercise Period). The retention bonus agreement also includes a limited release of claims against Aduro.

Andrea van Elsas. Aduro Biotech Holdings Europe B.V., or Aduro Holdings, entered into an employment agreement with Andrea van Elsas in October 2015 and an addendum to the employment agreement in connection with his promotion to Chief Scientific Officer in October 2017. The term of Dr. van Elsas’ employment was indefinite and could be terminated by Aduro Holdings on three month’s prior written notice or by Dr. van Elsas on one month’s prior written notice. Dr. van Elsas is prohibited from directly or indirectly competing with Aduro during the term of the agreement and for 12 months after the termination of the agreement under certain circumstances. Dr. van Elsas’ annual base salary was 372,750 Euro for 2019 and was 385,796 Euro for 2020. Dr. van Elsas received $126,735 in non-equity plan compensation and a discretionary bonus of $67,265 for 2019 and his annual target bonus for 2020 is 40% of his annual base salary. Dr. van Elsas also entered into Aduro’s standard proprietary information and inventions agreement. In January 2020, Aduro entered into an agreement with Dr. van Elsas providing for the Extended Option Exercise Period and amended the terms of the RSUs granted to him in June 2019, as described below under “—Equity Compensation.” Dr. van Elsas terminated employment with Aduro effective June 30, 2020, in connection with Aduro’s reduction in force and restructuring plan and received severance benefits in connection with his termination pursuant to the Severance Plan (as defined below) consisting of 385,848 Euros and six months’ accelerated vesting of his outstanding equity awards. Dr. van Elsas also received an additional 66,293 Euros pursuant to his statutory severance entitlement. On June 1, 2020, Aduro and Dr. van Elsas entered into a consulting agreement, pursuant to which Dr. van Elsas will provide consulting services to Aduro at an hourly rate of 500 Euros from the period of July 1, 2020 until December 31, 2020, subject to earlier termination.

Blaine Templeman. Aduro entered into an offer letter agreement with Blaine Templeman, Aduro’s Chief Administrative Officer and Chief Legal Officer, in September 2015. Mr. Templeman is employed “at will,” which means that he has no definitive term of employment. Mr. Templeman’s annual base salary was $509,040 for 2019 and is $526,856.40 for 2020. Mr. Templeman received $173,074 in non-equity plan compensation and a discretionary bonus of $73,064 for 2019 and his annual target bonus for 2020 is 40% of his annual base salary. The offer letter agreement was subject to execution of Aduro’s standard proprietary information and inventions agreement.

In January 2020, Aduro entered into a retention bonus agreement with Mr. Templeman. on substantially the same terms and conditions as the retention bonus agreement with Mr. Isaacs, providing for a retention bonus of $305,424.

Mr. Templeman has also entered into a letter agreement, dated June 29, 2020, where in the event of Mr. Templeman’s separation from service (as defined in Section 409A of the Code), Mr. Templeman’s then-outstanding Aduro stock options will remain exercisable for an additional 180 days following the 18 month post-termination exercise period in the event that the shares issuable upon the exercise of such stock options would be subject to a lock-up agreement in connection with the merger, but in no event will a stock option be exercisable following the expiration of such stock option’s term.

Annual Performance Based Cash Bonus

Aduro maintains an annual performance-based cash bonus program in which each of Aduro’s named executive officers participated in 2019. Each of Aduro’s named executive officers’ target bonus is expressed as a percentage of base salary which can be achieved by meeting corporate goals at target level. The 2019 annual bonuses for Mr. Isaacs, Dr. van Elsas and Mr. Templeman were targeted at 60%, 40% and 40% of their respective base salaries.

For 2019, Aduro’s named executive officers were eligible to earn annual cash bonuses based on the achievement of certain corporate goals reviewed by Aduro’s compensation committee and approved by the independent members of Aduro’s board of directors. For 2019, the independent members of Aduro’s board of directors set corporate performance goals focused on research, clinical development and business enabling activities. Each goal was defined by specific performance objectives and carried a corresponding weighting, such that the corporate goals could be achieved at up to 125% of target. In early 2020 Aduro’s compensation committee reviewed and the independent members of Aduro’s board of directors approved the achievement of Aduro’s 2019 corporate goals at 85%. Aduro’s compensation committee determined that certain executive officers, including Aduro’s named executive officers, were entitled to additional annual cash bonus amounts above the 85% corporate goal achievement given their significant contributions to Aduro during 2019. The actual annual cash bonuses earned by each named executive officer based on 2019 corporate performance are set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation,” and the additional discretionary bonus amounts are set forth above in the Summary Compensation Table in the column titled “Bonus.”

Equity Compensation

In February 2019, Aduro made annual grants of stock options to Aduro’s named executive officers. Aduro granted to each of Mr. Isaacs, Dr. van Elsas and Mr. Templeman options to purchase 900,000, 400,000 and 400,000 shares of Aduro’s common stock, respectively, which vest in 48 equal monthly installments from the grant date, subject to continued service. In June 2019, Aduro made an additional grant of 275,000 RSUs to Dr. van Elsas that vests in two equal installments on December 31, 2019 and June 30, 2020, subject to continued service and his execution of a release of claims against Aduro that becomes effective and irrevocable within 30 days following the vesting date. Such RSUs were not subject to accelerated vesting pursuant to the Severance Plan (as defined below), and in the event Dr. van Elsas incurred a qualifying termination under the Severance Plan (as described below) following December 31, 2019 and prior to June 30, 2020, the severance benefit payable to Dr. van Elsas under the plan would be reduced by the fair market value of the shares underlying the RSUs that vested prior to such termination date. In January 2020, the RSU award was amended to eliminate the provisions described in the foregoing sentence. In June 2020, Aduro made an additional grant of 22,500 fully vested RSUs to Mr. Templeman.

Mr. Templeman has also entered into a letter agreement where in the event of Mr. Templeman’s separation from service (as defined in Section 409A of the Code), Mr. Templeman’s then-outstanding Aduro stock options will remain exercisable for an additional 180 days following the 18 month post-termination exercise period in the event that the shares issuable upon the exercise of such stock options would be subject to a lock-up agreement in connection with the merger, but in no event will a stock option be exercisable following the expiration of such stock option’s term.

Severance Benefit Plan

On December 9, 2016, the Aduro’s compensation committee adopted the Aduro Biotech, Inc. Amended and Restated Severance Plan, or the Severance Plan, as amended on June 29, 2020, for employees of Aduro at the level of Vice President or above, other than Aduro’s Chief Executive Officer, or Covered Persons. The payments and benefits under the Severance Plan replace any severance or similar payments or benefits under any prior separation, change in control, severance, employment agreement or other arrangement with Aduro and are subject to the Covered Person’s compliance with the other terms and conditions of the Severance Plan. To receive any benefits under the Severance Plan, Covered Persons must sign a general release and waiver of all claims against Aduro.

The actual amounts that would be paid or distributed to an eligible named executive officer as a result of a termination of employment occurring in the future may be different than those presented below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the named executive officer’s base salary and the market price of Aduro’s common stock. Although Aduro has entered into a written plan to provide severance payments and benefits in connection with a termination of employment under particular circumstances, Aduro, or an acquirer, may mutually agree with the named executive officers to provide payments and benefits on terms that vary from those currently contemplated. In addition to the amounts presented below, each named executive officer would also be able to exercise any previously-vested stock options that he or she held, in accordance with the terms of those grants and the respective plans pursuant to which they were granted. Finally, the named executive officers are eligible to receive any benefits accrued under Aduro’s broad-based benefit plans, in accordance with those plans and policies.

The Severance Plan entitles Covered Persons to certain severance payments and benefits in the event of a qualifying termination of employment. A qualifying termination is a termination by Company without cause or by the employee for good reason, as defined in the Severance Plan. The payments and benefits may include cash severance payments based on base salary and bonus, accelerated vesting of equity awards and payment for continued coverage under group health plans. The amount of payments and the type of benefits provided under the Severance Plan vary based on the Covered Person’s position and based on whether the termination occurs within 12 months of a change in control of Aduro, or the Change in Control Period, or in connection with the merger, as further described below. Under the Severance Plan, Mr. Templeman is eligible to receive the following payments and benefits in the event of a qualifying termination outside of a Change in Control Period, or a Non-Change in Control Termination:

•	12 months of annual base salary;

•	an additional six months of vesting with respect to all outstanding and unvested stock options or RSUs; and

•	up to 12 months of continued coverage under group health plans.

Under the Severance Plan, Mr. Templeman is eligible to receive the following payments and benefits in the event of a qualifying termination during a Change in Control Period (a “Change in Control Termination”):

•	12 months of annual base salary and target bonus;

•	full acceleration of vesting with respect to all outstanding and unvested equity awards; and

•	up to 12 months of continued coverage under group health plans.

In addition, as part of the June 2020 amendment to the Severance Plan, or the Severance Plan Amendment, the consummation of the merger will constitute a Change in Control for purposes of the Severance Plan. The Severance Plan Amendment also provides that in the event a participant in the Severance Plan becomes eligible to receive severance benefits pursuant to a Non-Change in Control Termination that occurs prior to the closing of the merger, the participant will be entitled to receive any additional benefits that the participant would receive upon a Change in Control Termination to the extent that they exceed the benefits received upon a Non-Change in Control Termination, or the Additional Benefits, provided that the payment or provision of the Additional Benefits will be made subject to, and upon, the closing of the merger and the participant’s execution and delivery of a release in accordance with the terms of the Severance Plan. However, in the event the closing of the merger does not occur by March 15, 2021, the cash portion of any such Additional Benefits will be paid in a lump sum no later than March 15, 2021 and any RSUs that are subject to acceleration on account of a participant’s termination prior to the closing of the merger will be settled no later than March 15, 2021, subject in each case to repayment by the participant (based on the fair market value of the RSUs as of the settlement date) if the closing of the merger does not occur by December 31, 2021. In addition, in the event that a participant becomes eligible to receive any equity acceleration benefits under the Severance Plan in connection with a Change in Control that occurs during 2020, the vesting acceleration with respect to equity awards held by the participant that were granted on February 21, 2020 will vest only with respect to that number of shares that would have vested and become exercisable had such participant’s service with Aduro continued through February 21, 2021. The Severance Plan Amendment also provides that unvested equity awards as of a participant’s Non-Change in Control Termination will remain outstanding until the closing of the merger, and options that vest upon the closing of the merger will remain outstanding and exercisable until the three-month anniversary of the closing of the merger. The Severance Plan Amendment also clarifies that any amendment or termination of the Severance Plan that would adversely affect a participant will not be effective as to such participant without his or her written consent if such amendment or termination is to occur following a Change in Control. In the event the Merger Agreement is terminated or the closing of the merger does not occur for any reason, the Severance Plan Amendment will automatically terminate and be of no force or effect.

401(K) Plan

Aduro maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation subject to applicable annual Code limits. The 401(k) plan permits participants to make both pre-tax and certain after-tax

(Roth) deferral contributions. These contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. Employees are immediately and fully vested in their contributions.

Currently, Aduro make matching contributions of up to a maximum of $2,500 per year for eligible employees to the 401(k) plan. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be exempt under Section 501(a) of the Code. As a tax qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Outstanding Equity Awards at December 31, 2019

The following table provides information regarding outstanding equity awards held by Aduro’s named executive officers at December 31, 2019.

	Option Awards						Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	All Other Stock Awards: Number of Shares or Units that Have Not Vested	Market Value of Shares or Units that Have not Vested(1)
Stephen T. Isaacs	10/24/2011		662,538	—	$0.52	10/24/2021	—	—
	11/9/2012		21,618	—	$0.45	3/18/2020	—	—
	11/27/2013		—	—	$0.82	11/26/2023	—	—
	7/31/2014		763,907	—	$1.00	7/30/2024	—	—
	1/10/2015		1,042,487	—	$1.45	1/9/2025	—	—
	12/10/2015	(2)	37,250	—	$30.16	12/9/2025	—	—
	6/10/2016	(2)	61,862	8,838	$11.99	6/9/2026	—	—
	9/12/2016	(3)	—	—	$—		23,050	$27,199
	12/12/2016	(2)	51,825	17,275	$11.15	12/11/2026	—	—
	6/12/2017	(2)	55,250	33,150	$10.75	6/11/2027	—	—
	9/12/2017	(3)	—	—	$—		41,050	$48,439
	12/11/2017	(3)	—	—	$—		22,100	$26,078
	2/8/2018	(2)	172,447	203,803	$6.05	2/7/2028	—	—
	9/12/2018	(3)	—	—	$—		113,438	$133,857
	2/19/2019	(2)	187,500	712,500	$3.88	2/18/2029	—	—
Andrea van Elsas	11/10/2015	(4)	100,000	—	$29.88	11/9/2025	—	—
	6/10/2016	(2)	24,587	3,513	$11.99	6/9/2026	—	—
	9/12/2016	(3)	—	—	$—		9,325	$11,004
	12/12/2016	(2)	20,850	6,950	$11.15	12/11/2026	—	—
	2/23/2017	(3)	—	—	$—		25,850	$30,503
	6/12/2017	(2)	17,484	10,491	$10.75	6/11/2027	—	—
	9/12/2017	(3)	—	—	$—		13,988	$16,506
	12/11/2017	(3)	—	—	$—		10,482	$12,369
	2/8/2018	(3)	62,172	73,478	$6.05	11/9/2025	—	—
	9/12/2018	(3)	—	—	$—		50,869	$60,025
	2/19/2019	(3)	83,333	316,667	$3.88	2/18/2029	—	—
	6/26/2019	(5)	—	—	$—		137,500	$162,250

	Option Awards						Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	All Other Stock Awards: Number of Shares or Units that Have Not Vested	Market Value of Shares or Units that Have not Vested(1)
Blaine Templeman	9/18/2015	(4)	200,000	—	$23.72	9/17/2025	—	—
	12/10/2015	(2)	15,000	—	$30.16	12/9/2025	—	—
	6/10/2016	(2)	24,587	3,513	$11.99	6/9/2026	—	—
	9/12/2016	(3)	—	—	$—		9,325	$11,004
	12/12/2016	(2)	20,850	6,950	$11.15	12/11/2026	—	—
	6/12/2017	(2)	17,484	10,491	$10.75	6/11/2027	—	—
	9/12/2017	(3)	—	—	$—		13,988	$16,506
	12/11/2017	(3)	—	—	$—		6,994	$8,253
	2/8/2018	(2)	71,041	83,959	$6.05	2/7/2028	—	—
	9/12/2018	(3)	—	—	$—		58,125	$68,588
	2/19/2019	(2)	83,333	316,667	$3.88	2/18/2029	—	—

(1)

Amounts reflect the value of the shares of Aduro’s common stock underlying RSUs, calculated using $1.18, the closing trading price of a share of Aduro’s common stock on December 31, 2019. Each RSU constitutes the right to receive one share of Aduro’s common stock upon vesting.

(2)	The option vests as to 1/48 of the shares in monthly installments measured from the vesting commencement date, subject to continued service to Aduro through the vesting date.
(3)	The RSUs vest in four equal annual installments from the vesting commencement date, subject to continued service to Aduro through the vesting date.
(4)

Twenty-five percent of the shares subject to the option vested on the first anniversary of the vesting commencement date, and the remainder vests in 36 equal monthly installments thereafter, subject to continued service to Aduro through the vesting date.

(5)	The RSUs vest on June 30, 2020, subject to continued service to Aduro through the vesting date.

CHINOOK EXECUTIVE COMPENSATION

Chinook’s named executive officers for the year ended December 31, 2019 are its Chief Executive Officer, Chief Business Officer and Head of Renal Discovery and Translational Medicine.

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to and earned by Chinook’s named executive officers during the year ended December 31, 2019.

Name and Principal Position	Salary($)	Bonus ($)		Option Awards ($)(2)	Non-equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total($)
Eric Dobmeier	318,736	40,000	(1)	158,582	118,300	—		635,618
President and Chief Executive Officer
Tom Frohlich	280,206	—		—	78,759	1,505	(4)	360,470
Chief Business Officer
Andrew King, BVMS, PhD	190,106	—		25,000	36,600	4,900	(5)	256,606
Head of Renal Discovery and Translational Medicine

(1)	Represents a sign-on bonus paid to Mr. Dobmeier pursuant to his employment agreement in connection with his service as Chinook’s Chief Executive Officer.
(2)

The amounts reported in the Option Awards column represent the aggregate grant date fair value of stock options granted under Chinook’s 2019 Equity Incentive Plan, or the Chinook 2019 Plan, to Chinook named executive officers during the year ended December 31, 2019 as computed in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 11 to the Chinook audited financial statements included elsewhere in this proxy statement/prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these stock options, and do not necessarily correspond to the actual economic value that may be received by the named executive officers from the options.

(3)	Represents the bonuses paid to the named executive officers in cash in 2020 for 2019 performance pursuant to Chinook’s annual incentive program.
(4)

Represents Chinook’s contribution to Mr. Frohlich’s 401(k) Plan or other retirement plan. The retirement contribution was converted to U.S. dollars from Canadian dollars based on the average exchange rate from January 1, 2019 through March 31, 2019 of 1.3219.

(5)	Represents a consulting fee paid to Dr. King prior to his employment by Chinook for consulting services.

Outstanding Equity Awards at December 31, 2019

The following table provides information regarding each unexercised stock option granted pursuant to the Chinook 2019 Plan held by Chinook’s named executive officers as of December 31, 2019:

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Restricted Stock That Have Not Vested (#)	Market Value of Shares of Restricted Stock That Have Not Vested ($)
Eric Dobmeier	6/6/2019	—	1,585,822	(1)	0.10	6/5/2029	158,588	15,859	(2)
Tom Frohlich	—	—	—		—	—	—	—
Andrew King, BVMS, PhD	6/6/2019	—	250,000	(3)	0.10	6/5/2029	—	—

(1)

25% of the shares underlying the option vest on April 1, 2020, and 1/48th of the total shares underlying the option vest in equal monthly installments thereafter, subject to the executive’s continued service.

(2)

Represents 158,588 shares of Chinook’s common stock purchased by Mr. Dobmeier pursuant to the Chinook 2019 Plan, which are subject to a company repurchase right that lapses with respect to 25% of the purchased shares on April 1, 2020, and with respect to 1/48th of the total purchased shares in equal monthly installments thereafter, subject to Mr. Dobmeier’s continued service. The amount in this column reflects the value of such restricted shares, calculated using $0.10, the estimated fair market value of a share of Chinook’s common stock on December 31, 2019.

(3)

25% of the shares underlying the option vest on May 6, 2020 and 1/48th of the total shares underlying the option vest in equal monthly installments thereafter, subject to the executive’s continued service.

Employment Arrangements

Each of Chinook’s named executive officers’ employment is “at will” and may be terminated at any time. Below is a description of Chinook’s employment agreements or offer letters, as applicable, with each of Chinook’s named executive officers for the year ended December 31, 2019.

Eric Dobmeier

Chinook entered into an employment agreement with Mr. Dobmeier in February 2019 setting forth the terms of his employment. Mr. Dobmeier was entitled to an initial annual base salary of $425,000. Pursuant to the agreement, Mr. Dobmeier was granted a stock option to purchase 1,585,822 shares of Chinook’s common stock pursuant to the Chinook 2019 Plan, under which 25% of the shares underlying the option would vest after 12 months of employment, and 1/48th of the total options shares will vest in equal monthly installments thereafter, subject to Mr. Dobmeier’s continued service. Pursuant to the agreement, Mr. Dobmeier also purchased 158,588 shares of Chinook’s common stock pursuant to the Chinook 2019 Plan, which are subject to a company repurchase right that lapses with respect to 25% of the purchased shares after 12 months of employment, and with respect to 1/48th of the total purchased shares in equal monthly installments thereafter, subject to Mr. Dobmeier’s continued service. Mr. Dobmeier is also eligible to receive an annual performance bonus of up to 45% of his base salary, less applicable withholdings, with any such bonus to be determined at the sole discretion of Chinook’s board of directors, based on Mr. Dobmeier and the Company’s achievement of milestones and objectives established by Chinook’s board of directors.

Mr. Dobmeier’s employment agreement provides that upon written notice, either party may terminate the employment arrangement with or without cause. All benefits coverage will cease on the termination date of his employment. The agreement provides that if Chinook terminates Mr. Dobmeier’s employment without cause or if Mr. Dobmeier resigns for good reason, then subject to his execution of a general release of claims in Chinook’s favor, Mr. Dobmeier will be eligible to receive (1) severance pay in the form of continuation of (or a lump sum payment for) his base salary then in effect for a period of 12 months following his termination plus a prorated annual incentive/retention bonus reflecting target percentage through the date of termination, pro-rated based on the number of months of service during the year of termination divided by twelve and (2) acceleration of the lapsing of the repurchase right with respect to all 158,588 shares of common stock of Chinook purchased and held by Mr. Dobmeier pursuant to his employment agreement so that such shares shall thereafter be vested and released from such repurchase right. The equity awards granted pursuant to Mr. Dobmeier’s employment agreement, and any equity awards granted by Chinook to Mr. Dobmeier thereafter, are subject to “double-trigger” acceleration of vesting and include an acceleration of vesting substantially similar to the following: if within three months prior to or 12 months following a change in control, Chinook terminates Mr. Dobmeier’s employment without cause or if Mr. Dobmeier resigns for good reason, in either case, 100% of the shares subject to awards will immediately become fully vested. Mr. Dobmeier’s employment agreement also includes a 6-month post-termination employee and independent contractor non-solicitation covenant. Pursuant to the Merger Agreement, in the case of each Chinook option assumed by Aduro in accordance with the Merger Agreement that is subject to “double-trigger” accelerated vesting, for purposes of such double-trigger acceleration provisions a “Change of Control” (or term of similar import) of Chinook will refer to a “Change of Control” (or term of similar import) of Aduro following the effective time of the merger.

Tom Frohlich

Chinook entered into an employment agreement with Mr. Frohlich in January 2019 setting forth the terms of his employment. Mr. Frohlich was entitled to an initial annual base salary of $252,456, which amount was converted to U.S. dollars from Canadian dollars using the average of the monthly closing exchange rates for each of the preceding quarters of the 12 months ended December 31, 2019 as quoted by the Bank of Canada. Applying this formula to fiscal year ended December 31, 2019, Canadian $1.00 was equal to US$0.7536. Mr. Frohlich is also eligible to receive an annual performance bonus of up to 25% of Mr. Frohlich’s base salary, less applicable withholdings, with any such bonus to be determined at the sole discretion of Chinook’s board of directors, based on Mr. Frohlich and the Company’s achievement of milestones and objectives established by Chinook’s board of directors.

Mr. Frohlich’s employment agreement provides that upon written notice, either party may terminate the employment arrangement with or without cause. The agreement provides that Chinook may terminate Mr. Frohlich’s employment without cause at any time with prior written notice of his termination, or payment of an indemnity in lieu of such notice, or a combination of prior notice and payment in lieu of notice, determined as follows: (1) one month of Mr. Frohlich’s base salary plus (2) one month of Mr. Frohlich’s base salary for each completed year of continuous employment, up to a combined maximum of eighteen (18) months.

Andrew King

Chinook entered into an offer letter with Andrew King in April 2019, setting forth the terms of his employment. Dr. King was entitled to an initial annual base salary of $290,000. Pursuant to the offer letter, Dr. King was granted a stock option to purchase 250,000 shares of Chinook’s common stock pursuant to the Chinook 2019 Plan, under which 25% of the shares underlying the option would vest after 12 months of employment, and 1/48th of the total options shares will vest in equal monthly installments thereafter. Dr. King is also eligible to receive an annual performance bonus of up to 25% of Dr. King’s base salary, less applicable withholdings, with any such bonus to be determined at the sole discretion of Chinook’s board of directors, based on Dr. King’s and Chinook’s achievement of milestones and objectives established by Chinook’s board of directors. Dr. King’s offer letter provides that the employment arrangement may be terminated by either party for any reason without advance notice.

Other Benefits

Chinook’s named executive officers are eligible to participate in employee benefit plans on the same basis as Chinook’s other employees, including a 401(k) plan and health and welfare plans.

MATTERS BEING SUBMITTED TO A VOTE OF ADURO STOCKHOLDERS

PROPOSAL NO. 1:

APPROVAL OF THE ISSUANCE OF COMMON STOCK IN THE MERGER AND THE CHANGE OF CONTROL RESULTING FROM THE MERGER

At the Aduro special meeting, Aduro stockholders will be asked to approve the issuance of Aduro common stock in the merger. Immediately following the merger (without giving effect to the Chinook note financing), it is expected that the former Chinook securityholders, without giving effect to the Chinook convertible promissory notes, will own approximately 50% of the fully-diluted common stock of Aduro, with the Aduro securityholders as of immediately prior to the merger holding approximately 50% of the fully-diluted common stock of Aduro, subject to certain assumptions, including, but not limited to, (a) Aduro’s net cash as of closing being equal to $145 million and (b) Chinook’s cash and cash equivalents as of closing being equal to $10 million.

The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of Aduro common stock in the merger and securities of the combined company pursuant to the conversion of the convertible promissory notes issued in the Chinook note financing are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A.

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Aduro common stock in the merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 50% of Aduro’s common stock following the merger on a fully diluted basis. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Aduro must obtain the approval of Aduro stockholders for the issuance of these shares of common stock in the merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Aduro must obtain the approval of Aduro stockholders of the change of control resulting from the merger.

Required Vote

The affirmative vote of the majority of shares present in attendance or represented by proxy at the Aduro special meeting and entitled to vote on the matter is required to approve the issuance of Aduro common stock in the merger and the change of control of Aduro resulting from the merger.

ADURO’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF ADURO COMMON STOCK IN THE MERGER AND THE CHANGE OF CONTROL OF ADURO RESULTING FROM THE MERGER.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the issuance of Aduro common stock in the merger and the change of control of Aduro resulting from the merger.

PROPOSAL NO. 2:

APPROVAL OF THE POTENTIAL ISSUANCE OF ADURO COMMON STOCK UPON CONVERSION OF THE CONVERTIBLE PROMISSORY NOTES ISSUED IN THE CHINOOK NOTE FINANCING

At the Aduro special meeting, Aduro stockholders will be asked to approve the potential issuance of Aduro common stock upon conversion of the convertible promissory notes issued in the Chinook note financing.

Nasdaq Listing Rule 5635(d) requires Aduro to obtain stockholder approval prior to the issuance of Aduro common stock in connection with certain non-public offerings involving the sale, issuance or potential issuance by Aduro of common stock (and/or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock outstanding before the issuance for a price that is less than the lower of: (i) the closing price of the common stock immediately preceding the signing of the binding agreement for the issuance of such securities; or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement for the issuance of such securities, or the Minimum Price.

Immediately following the merger (without giving effect to the Chinook note financing), it is expected that the current Chinook securityholders will own approximately 50% of the fully-diluted common stock of Aduro, with the Aduro securityholders as of immediately prior to the merger holding approximately 50% of the fully-diluted common stock of Aduro, subject to certain assumptions, including, but not limited to, (a) Aduro’s net cash as of closing being equal to $145 million and (b) Chinook’s cash and cash equivalents as of closing being equal to $10 million.

The convertible promissory notes issued in the Chinook note financing are convertible into securities issued in an equity financing transaction that closes concurrently with or within 30 days following the merger in which the aggregate gross purchase price paid to the combined company is no less than $15 million, or alternatively into shares of common stock of the combined company after closing of the merger based on the volume weighted average closing trading price of a share of Aduro common stock on Nasdaq for the five trading days ending the trading day immediately prior to the date such notes are converted, or the Conversion Price, which must occur within 30 days following the merger.

The potential issuance of shares of Aduro common stock upon conversion of the convertible promissory notes issued in the Chinook note financing will dilute, and thereby reduce, each existing stockholder’s proportionate ownership in Aduro’s common stock. Assuming that the reverse split ratio implemented by Aduro’s board of directors (after obtaining the required stockholder approval pursuant to Proposal No. 3) is one-for                     , then upon the potential conversion of the convertible promissory notes issued in Chinook note financing immediately prior to the closing of the merger, assuming that the volume weighted average closing trading price of a share of Aduro common stock on Nasdaq is $            , the volume weighted average closing trading price as of                 , 2020, Aduro will issue approximately              shares of Aduro common stock to the note holders. Accordingly, if Aduro issues such shares, Chinook’s current stockholders will own approximately             % of the aggregate number of shares of common stock of the combined company and the stockholders of Aduro as of immediately prior to the merger will own approximately             % of the aggregate number of shares of common stock of the combined company, subject to certain assumptions, including, but not limited to, (a) Aduro’s net cash as of closing being equal to $145 million and (b) Chinook’s cash and cash equivalents as of closing being equal to $10 million.

As the Conversion Price may be lower than the Minimum Price, in order to ensure compliance with Nasdaq Listing Rules 5635(d), Aduro must obtain the approval of Aduro stockholders for the potential issuance of shares of Aduro common stock upon conversion of the convertible promissory notes issued in the Chinook note financing.

The terms of the Chinook note financing are described in detail in the section titled “Agreements Related to the Merger—Note Purchase Agreement” beginning on page 155 of this proxy statement/prospectus. A copy of the note purchase agreement is attached as Annex G.

Required Vote

The affirmative vote of the majority of shares present in attendance or represented by proxy at the Aduro special meeting and entitled to vote on the matter is required to approve the issuance of Aduro common stock upon conversion of the convertible promissory notes issued in the Chinook note financing.

A BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 2 TO APPROVE THE POTENTIAL ISSUANCE OF ADURO COMMON STOCK UPON CONVERSION OF THE CONVERTIBLE PROMISSORY NOTES ISSUED IN THE CHINOOK NOTE FINANCING.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the potential issuance of Aduro common stock upon conversion of the convertible promissory notes issued in the Chinook note financing.

PROPOSAL NO. 3:

APPROVAL OF THE AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ADURO EFFECTING THE REVERSE STOCK SPLIT

General

At the Aduro special meeting, Aduro stockholders will be asked to approve a series of amendments to the Aduro amended and restated certificate of incorporation that will implement a reverse stock split of the issued and outstanding shares of Aduro common stock, at a reverse stock ratio in the range of between one new share for every shares and one new share for every shares outstanding (or any number in between). The effectiveness of any one of these amendments and the abandonment of the other amendments, or the abandonment of all of these amendments, will be determined by the Aduro board of directors in its discretion and subject to agreement by Chinook in connection with the merger. Upon the effectiveness of such amendment to the certificate of incorporation effecting the reverse stock split, or the reverse stock split effective time, the issued and outstanding shares of Aduro common stock immediately prior to the reverse stock split effective time will be reclassified into a smaller number of shares such that an Aduro stockholder will own one new share of Aduro common stock for each                  shares of issued common stock held by such stockholder immediately prior to the reverse stock split effective time, as specified.

The Aduro board of directors may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of Aduro common stock pursuant to the Merger Agreement and the potential issuance of Aduro common stock upon conversion of the convertible promissory notes issued the Chinook note financing.

By approving this Proposal No. 3, Aduro stockholders will: (a) approve a series of alternate amendments to the amended and restated certificate of incorporation of Aduro pursuant to which any whole number of issued and outstanding shares of common stock between and including and could be combined and reclassified into one share of common stock; and (b) authorize the Aduro board of directors to file only one such amendment, as determined by the Aduro board of directors in its sole discretion, and to abandon each amendment not selected by the Aduro board of directors. Should Aduro receive the required stockholder approval for this Proposal No. 3, and following such stockholder approval, the Aduro board of directors, subject to agreement by Chinook, determines that effecting the reverse stock split is in the best interests of Aduro and its stockholders, the reverse stock split will become effective as specified in the amendment filed with the Secretary of State of the State of Delaware. The amendment filed thereby will contain the number of shares selected by the Aduro board of directors within the limits set forth in this Proposal No. 3 to be combined and reclassified into one share of Aduro common stock. Accordingly, upon the effectiveness of the amendment to the amended and restated certificate of incorporation of Aduro effecting the reverse stock split, or the split effective time, every one-to                  shares (or any number in between) of Aduro common stock outstanding immediately prior to the split effective time will be combined and reclassified into one share of Aduro common stock.

The proposed form of certificate of amendment to the amended and restated certificate of incorporation of Aduro to effect the reverse stock split, as more fully described below, will affect the reverse stock split but will not change the number of authorized shares of Aduro common stock or preferred stock, or the par value of Aduro common stock or preferred stock.

A copy of the proposed form of certificate of amendment to the amended and restated certificate of incorporation of Aduro to effect the reverse stock split is attached as Annex I.

Notwithstanding approval of this Proposal No. 3 by Aduro stockholders, the Aduro board of directors may, in its sole discretion, abandon the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split, as permitted under Section 242(c) of the Delaware General Corporation Law.

Purpose

The Aduro board of directors approved the proposal approving the amendment to the Aduro amended and restated certificate of incorporation effecting the reverse stock split for the following reasons:

•

the Aduro board of directors believes effecting the reverse stock split will result in an increase in the minimum bid price of Aduro’s common stock and reduce the risk of a delisting of Aduro common stock from Nasdaq in the future; and

•	the Aduro board of directors believes a higher stock price may help generate investor interest in Aduro and ultimately the combined company and help Aduro attract and retain employees.

If the reverse stock split successfully increases the per share price of Aduro common stock, Aduro’s board of directors also believes this increase may increase trading volume in Aduro common stock and facilitate future financings by Aduro.

Nasdaq Requirements for Listing on the Nasdaq Global Market

Aduro common stock is listed on Nasdaq under the symbol “ADRO.” Aduro intends to file an initial listing application in the near term pursuant to the terms of the Merger Agreement for the combined company with Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Aduro to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the closing of the merger. Therefore, the reverse stock split may be necessary in order to consummate the merger.

In addition, it is a condition to the closing of the merger that the shares of Aduro common stock to be issued in the merger pursuant to the Merger Agreement having been approved for listing on Nasdaq.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Aduro’s management being able to issue more shares without further stockholder approval. For example, before the reverse stock split, Aduro’s authorized but unissued shares of common stock immediately prior to the closing of the merger would be approximately          million compared to shares issued of approximately          million. If Aduro effects the reverse stock split using a for ratio, its authorized but unissued shares immediately prior to the closing of the merger would be approximately million compared to shares issued of approximately million. The reverse stock split will not affect the number of authorized shares of Aduro capital stock which will continue to be authorized pursuant to the amended and restated certificate of incorporation of Aduro, as amended.

Potential Increased Investor Interest

On July 20, 2020, Aduro common stock closed at $2.95 per share. An investment in Aduro common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Aduro board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Aduro common stock.

Aduro cannot predict whether the reverse stock split will increase the market price for Aduro common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

the market price per share of Aduro common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Aduro common stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the reverse stock split will result in a per share price that will increase the ability of Aduro to attract and retain employees;

•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or

•

the market price per share will achieve and maintain the $4.00 minimum closing price requirement for a sufficient period of time for the combined company’s common stock to be approved for listing by Nasdaq.

The market price of Aduro common stock will also be based on the performance of Aduro, and after the merger, on the performance of the combined company, and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Aduro common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Aduro may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Aduro common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The reverse stock split will be realized simultaneously for all shares of Aduro common stock, options to purchase shares of Aduro common stock (including shares available for future grants under the 2015 Equity Incentive Plan) and Aduro RSUs outstanding immediately prior to the effective time of the reverse stock split. The reverse stock split will affect all holders of shares of Aduro common stock outstanding immediately prior to the effective time of the reverse stock split uniformly and each such stockholder will hold the same percentage of Aduro common stock outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of Aduro common stock or preferred stock and will not reduce the number of authorized shares of Aduro common stock or preferred stock. Aduro common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split will not affect Aduro continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Aduro stockholders approve the amendment to the Aduro amended and restated certificate of incorporation effecting the reverse stock split, and if the Aduro board of directors still believes that a reverse stock split is in the best interests of Aduro and its stockholders, Aduro will file the amendment to the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Aduro board of directors has determined to be the appropriate split effective time. The Aduro board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, stockholders will be notified that the reverse stock split has been effected. Aduro expects that the Aduro transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent stock certificates representing pre-split shares in exchange for stock certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Aduro. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Aduro is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Aduro or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Aduro board of directors or contemplating a tender offer or other transaction for the combination of Aduro with another company, the reverse stock split proposal is not being proposed in response to any effort of which Aduro is aware to accumulate shares of Aduro common stock or obtain control of Aduro, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the Aduro board of directors and stockholders. Other than the proposals being submitted to the Aduro stockholders for their consideration at the Aduro special meeting, the Aduro board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Aduro. For more information, please see the section titled “Risk Factors—Risks Related to the Combined Company” beginning on page 28.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a discussion of the material U.S. federal income tax consequences of the reverse stock split to holders of Aduro common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or foreign tax laws are not discussed. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date of the merger. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a holder of Aduro common stock.

This discussion is limited to holders who hold their Aduro common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of an Aduro common stockholder, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of Aduro common stock that are subject to particular rules, including, without limitation:

•	persons subject to the alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding Aduro common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons who are not U.S. Holders;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers, or traders in securities;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Aduro common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Aduro common stock pursuant to the exercise of any employee stock options or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Aduro common stock being taken into account in an applicable financial statement.

This discussion is limited to holders of Aduro common stock that are U.S. Holders. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Aduro common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Aduro common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Aduro common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address the tax consequences of the reverse stock split under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

Assuming the distribution of the CVRs is respected as separate from the reverse stock split for U.S. federal income tax purposes (see “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Aduro Common Stock” above), the reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Aduro common stock, as discussed below. A U.S. Holder’s aggregate tax basis in the shares of Aduro common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Aduro common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Aduro common stock), and such U.S. Holder’s holding period in the shares of Aduro common stock received should include the holding period in the shares of Aduro common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Aduro common stock surrendered to the shares of Aduro common stock received in a recapitalization pursuant to the reverse stock split. U.S. Holders of shares of Aduro common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. Holder that receives cash in lieu of a fractional share of Aduro common stock pursuant to the reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of Aduro common stock surrendered that is allocated to such fractional share of Aduro common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for Aduro common stock surrendered exceeded one year at the effective time of the reverse stock split.

Possible Alternative Tax Treatment

As discussed above under “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Aduro Common Stock—Alternative Treatment of the CVRs and the Proposed Reverse Stock Split as a Single Recapitalization,” it is possible that the reverse stock split and the issuance of the CVRs could be treated as a single transaction, in which case the material U.S. federal income tax consequences of the reverse stock split to you may differ. See “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Aduro Common Stock—Tax Treatment of the CVRs and the Proposed Reverse Stock Split as a Single Recapitalization” above. U.S. Holders should consult their tax advisors regarding the tax consequences of the reverse stock split.

Required Vote

The affirmative vote of holders of a majority of the outstanding shares of Aduro common stock entitled to vote at the Aduro special meeting is required to approve the amendment to the amended and restated certificate of incorporation of Aduro effecting a reverse stock split of Aduro common stock.

ADURO’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 3 TO APPROVE THE AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ADURO EFFECTING THE REVERSE STOCK SPLIT.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “for” the approval of the amendment to the amended and restated certificate of incorporation of Aduro effecting the reverse stock split.

PROPOSAL NO. 4

APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

If Aduro fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2 and 3, Aduro may propose to adjourn the Aduro special meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2 and 3. Aduro currently does not intend to propose adjournment at the Aduro special meeting if there are sufficient votes to approve Proposal Nos. 1, 2 and 3.

Required Vote

The affirmative vote of the majority of shares present in attendance or represented by proxy at the Aduro special meeting and entitled to vote on the matter is required to approve the adjournment of the Aduro special meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2 and 3.

ADURO’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 4 TO ADJOURN THE ADURO SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2 AND 3.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares “FOR” the ratification to adjourn the Aduro special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

ADURO’S BUSINESS

The information required by Item 101 of Regulation S-K is contained in Aduro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference into this proxy/statement prospectus. For more information see the section titled “Where You Can Find More Information,” beginning on page 246 of this proxy statement/prospectus.

CHINOOK’S BUSINESS

Overview

Chinook is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing precision medicines for kidney diseases. Chinook’s pipeline is focused on rare, severe chronic kidney diseases with well-defined and efficient clinical pathways. Chinook’s lead clinical program is atrasentan, an endothelin receptor antagonist that was in-licensed from AbbVie in late 2019. Chinook plans to initiate a phase 3 trial of atrasentan called ALIGN for IgA nephropathy, or IgAN, in early 2021, as well as a phase 2 basket trial for primary glomerular diseases during the first half of 2021. Chinook is also advancing its second program, CHK-336, for the treatment of an ultra-orphan kidney disease towards a planned IND submission in 2021. In addition, Chinook is conducting research programs in polycystic kidney disease and other rare, severe chronic kidney diseases. Chinook seeks to build its pipeline by leveraging insights in kidney single cell RNA sequencing, human-derived organoids and new translational models, to discover and develop therapeutic candidates with mechanisms of action targeted against key kidney disease pathways.

Chronic kidney disease is a large and growing problem globally, with few approved therapies and a large unmet medical need. In the United States alone, $120 billion is spent annually on managing and treating kidney diseases, much of which is dedicated to dialysis and transplant after a patient’s kidneys have already failed. Despite the large unmet medical need, there are few drugs approved to prevent the progression of kidney disease. Drug development in nephrology is challenging and has historically been hindered by categorization of disease based on clinical presentation or kidney pathology, rather than underlying molecular mechanism or genetics. This has resulted in the development of drugs with non-specific mechanisms to address broad indications that contain heterogeneous patient populations with a variety of distinct disease drivers. Complicating matters, large, lengthy and expensive clinical outcome-based clinical trials have been required to establish proof of concept and regulatory approval for new drugs.

Chinook believes now is an opportune time for precision medicine to be applied in kidney disease, as many of the historical barriers can be overcome. The field is rapidly changing as an increased understanding of underlying disease biology has led to new and validated drug targets, novel translational platforms, and patient stratification tools. Importantly, regulators have recently indicated biomarkers, such as proteinuria and eGFR may be accepted as registration endpoints in certain well-characterized disease populations, potentially reducing the time and cost previously associated with clinical trials in nephrology.

Chinook’s approach to precision medicines leverages recent advances in identifying targeted kidney therapies linked to mechanistic biomarkers by the application of systems biology approaches in nephrology. The field of oncology has provided a framework for how systems biology can be applied successfully to deliver personalized medicine, such that targeted agents are now considered the standard of care for many types of cancer.

The application of systems biology to nephrology has advanced over the past decade through the study of multiple patient groups across a wide variety of kidney diseases and their associated multilevel data sets, including genome, transcriptome, proteome, metabolome, pathology and prospective long-term clinical characteristics and outcomes. A key objective of these investigations is to define kidney diseases in molecular terms to drive the development of targeted treatments. Chinook believes it is well-positioned to exploit the insights provided into the key molecular drivers and classifiers of kidney diseases by the application of these systems biology tools to nephrology. Chinook’s strategy is to use these mechanistic insights to select compelling drug targets and deliver novel and differentiated product candidates for rare and severe kidney diseases with high unmet medical need.

Chinook’s experienced research and development team has partnered with academic founders and key opinion leaders to identify targets and utilize novel translational technologies to develop precision medicines for kidney diseases. One of the key challenges in defining molecular mechanisms of kidney disease has been the cellular heterogeneity of the kidney, with nearly 30 distinct cell types arranged in the complex three-dimensional structure of the nephron. This cellular diversity and structure has made understanding the specific mechanisms associated with loss in kidney function difficult. The recent development of genome-wide single-cell RNA sequencing of cell populations harvested from the kidney presents a new opportunity to dissect molecular mechanisms of kidney function and disease. Chinook utilizes single-cell RNA sequencing techniques developed by one of its academic founders to gain high resolution molecular insights into kidney disease mechanisms. The cellular heterogeneity of the kidney also presents barriers to developing translationally relevant in vitro cellular models of human kidney diseases. Recently pluripotent stem cell, or PSC,-derived kidney organoids along with patient derived three-dimensional cellular systems have emerged as advanced preclinical models to study kidney disease. Another of Chinook’s key academic collaborators has developed novel human polycystic kidney disease organoids that Chinook utilizes as a translational model system for target validation. In addition, Chinook has established three-dimensional cellular models of polycystic kidney disease derived from tubular epithelial cells from patients’ autosomal dominant polycystic kidney disease, or ADPKD, and collaborated with a key collaborator to utilize a complex patient-derived tubular model of polycystic kidney disease as additional target validation tools. Chinook believes its approach provides significant insights into human disease mechanisms and allows it to select and validate key targets that are central drivers of human kidney diseases.

Chinook’s lead product candidate is atrasentan, a potent and selective endothelin receptor antagonist that Chinook is developing for treatment of primary glomerular diseases, including IgAN. IgAN is a serious progressive autoimmune disease of the kidney with no approved therapies, for which up to 45% of patients progress to end-stage renal disease, or ESRD. Although IgAN is an orphan disease, Chinook estimates that it affects approximately 140,000 people in the United States, approximately 200,000 people in Europe and several million people in Asia. IgAN is characterized by the elevated production of a galactose-deficient immunoglobulin A1, or IgA1, which is recognized as an autoantigen by circulating autoantibodies leading to the formation of immune complexes that are deposited in the glomeruli of the kidney. This process initiates an inflammatory cascade that damages the glomeruli, resulting in protein and blood leaking into the urine, called proteinuria or hematuria, respectively. Ultimately the filtration function of the kidney is impaired, reducing the ability to remove waste products from the blood. As the disease progresses, these waste products accumulate and can result in potentially life-threatening complications that often lead to the need for dialysis or kidney transplant. Sustained proteinuria is the most widely studied and the strongest predictor for the rate of progression to end-stage renal disease or ESRD in IgAN.

Atrasentan, by blocking the endothelin A receptor, or ETA, has the potential to provide benefit in multiple chronic kidney diseases by reducing proteinuria and having direct anti-inflammatory and anti-fibrotic effects to preserve kidney function. Chinook in-licensed atrasentan from AbbVie in December 2019. AbbVie previously developed atrasentan for diabetic kidney disease through multiple clinical trials, including the more than 5,000 patient phase 3 SONAR trial. In 2015, AbbVie made a strategic decision to exit kidney disease drug development and ultimately discontinued the SONAR trial in 2017 when less than half of the planned events had occurred due to a lower than predicted annual occurrence of the primary renal outcome. Clinical investigators closed down the trial per protocol during which time further events accrued, and in April 2019 reported the data at the World Congress of Nephrology and simultaneously published the data in The Lancet. At that time, after 184 out of a planned 425 events had been observed, the trial showed a statistically significant p-value of 0.029 on its primary endpoint of a composite of hard kidney outcomes, consisting of time to first occurrence of progression to end-stage renal disease or doubling of serum creatinine. In the SONAR trial, atrasentan also demonstrated statistically significant reductions in proteinuria as well as improvements in eGFR, both of which are measures of kidney function. Trial results showed atrasentan having well-characterized and manageable safety results in this high-risk diabetic kidney disease patient population. Fluid retention-related adverse events were more frequent in the atrasentan group than in the placebo group; however, these adverse events were anticipated and have been previously observed with endothelin receptor antagonists.

Based on the encouraging data from SONAR and strong mechanistic rationale, Chinook plans to initiate a phase 3 trial of atrasentan called ALIGN in early 2021 in patients with IgAN at high risk of kidney function decline. Chinook chose IgAN as the lead indication for evaluation of atrasentan due to the role of endothelin activation and proteinuria in disease progression, potential improved tolerability of atrasentan in this patient population, high unmet need, and the potential to submit an NDA seeking accelerated approval based on surrogate endpoints, including proteinuria. Chinook also plans to initiate a phase 2 basket trial in patients with other primary glomerular diseases in the first half of 2021. If the trials proceed as planned, Chinook anticipates reporting data from initial cohorts of the phase 2 basket trial during 2022, and data for the primary proteinuria endpoint in the ALIGN trial in 2023 to support accelerated approval. Chinook is also interested in continuing to explore atrasentan in diabetic kidney disease, potentially combined with SGLT2 inhibitors, such as canagliflozin, which was recently approved for the treatment of diabetic kidney disease.

Chinook’s second clinical product candidate is CHK-336, which Chinook is developing for the treatment of an ultra-orphan kidney disease. CHK-336 is a small molecule currently in preclinical studies with an IND submission planned in 2021. Chinook plans to disclose the target and lead disease indication for CHK-336 later in 2020. Chinook believes clinical proof of concept for CHK-336 can be achieved efficiently in small studies using a surrogate urinary biomarker as the primary endpoint, and that there also may be a rapid registration pathway for the program if such trials are successful.

Beyond CHK-336, Chinook has active research and discovery efforts focused on other rare, severe kidney diseases, including ADPKD. Chinook’s strategy in ADPKD, which is reflective of Chinook’s overall precision medicine research approach, focuses on target validation of the most promising molecular pathways that have recently been identified as key disease drivers of ADPKD in collaboration with key scientific advisors with expertise across disease mechanisms, technology platforms, animal models and translational medicine. Chinook’s scientific advisors provide valuable scientific guidance on target selection, target prioritization and target validation strategies, as well as access to technology platforms that support target validation efforts, by providing deep biological insights into human disease mechanisms as well as translational cellular and animal model systems of ADPKD. In addition, Chinook plans to continue to explore additional research opportunities for drug discovery programs across kidney disease indications with high unmet medical need and aligned with its guiding precision medicine principles.

Chinook’s Pipeline

Chinook has assembled a compelling portfolio of precision medicines product candidates designed to address rare, severe chronic kidney diseases with potentially well-defined and efficient clinical pathways. Chinook intends to further enhance its portfolio by identifying novel kidney disease targets for research and development and in-licensing promising product candidates for kidney diseases. Chinook’s development programs consist of the following:

Chinook’s Strategy

Chinook’s goal is to be a leader in the discovery, development and commercialization of precision medicines to treat kidney diseases. Chinook’s strategy includes the following key components:

•

Rapidly advance atrasentan into a phase 3 trial for IgAN and a phase 2 basket trial for primary glomerular diseases. Chinook plans to advance its lead product candidate, atrasentan, into a phase 3 trial for IgAN in early 2021. Chinook has received feedback from the FDA and EMA on its phase 3 trial design, which utilizes reduction in proteinuria as the primary endpoint to support an NDA seeking accelerated approval and reduction in eGFR decline as the potential confirmatory endpoint for full approval, if accelerated approval is granted. Chinook also plans to initiate a phase 2 basket trial in primary glomerular diseases in the first half of 2021.

•

Execute on IND-enabling studies of CHK-336 to enable submission of an IND for a phase 1 clinical trial in an ultra-orphan kidney disease in 2021. Chinook recently selected CHK-336 as a development candidate and is moving forward with manufacturing, toxicology and other preclinical studies to enable an IND submission in 2021 for an ultra-orphan kidney disease. Chinook plans to disclose more specifics on the target and lead disease indication for CHK-336 later in 2020.

•

Identify and validate novel targets and utilize translational platforms to develop a pipeline of product candidates for polycystic kidney disease and other rare, severe chronic kidney diseases. Chinook’s chemistry and biology teams have partnered with its academic founders and key opinion leaders, to identify, validate and develop precision medicines to add to Chinook’s preclinical pipeline. Chinook’s lead program from these internal research efforts is CHK-336, and it also has multiple active research programs underway in polycystic kidney disease and other rare, severe chronic kidney diseases.

•

Enhance Chinook’s product portfolio by identifying novel disease targets and in-licensing promising product candidates for kidney diseases. Chinook is actively evaluating and pursuing novel targets, intellectual property and product candidates for acquisition and in-licensing to supplement Chinook’s internal research efforts and continue to build its pipeline of precision medicines for kidney disease. Through Chinook’s team’s focus and expertise in kidney disease, as well as connection to the nephrology community, Chinook is positioning the company as a partner of choice for promising renal programs. Chinook believes continued advances in the biological understanding of diseases will provide opportunities to further expand its portfolio with preclinical and/or clinical product candidates.

•

Maintain broad commercial rights to Chinook’s product candidates. Chinook owns global commercial rights to all of its pipeline programs, including its lead product candidate, atrasentan. Chinook intends to build a fully integrated biopharmaceutical company and pursue the development and commercialization of Chinook’s lead product candidates. As Chinook continues to advance its programs, it may pursue strategic collaborations to share risk and supplement Chinook’s resources at the appropriate time, especially in regions outside North America.

•

Continue to strengthen and expand Chinook’s intellectual property portfolio. Chinook has an intellectual property portfolio that includes issued and pending claims for atrasentan, as well as pending claims relating to CHK-336, in the United States and other countries. Chinook will also look to license any third-party patents relating to its pipeline programs as needed. Chinook’s proprietary position is reinforced by additional technical know-how and trade secrets. Chinook also plans to seek orphan drug exclusivity for atrasentan in IgAN, and for CHK-336 in an ultra-orphan kidney disease. Chinook continually assesses and refines its intellectual property strategy and will file additional patent applications as appropriate.

Chronic Kidney Disease Background

Chronic kidney disease, or CKD, is a large and growing problem globally. In 2017, the global prevalence of CKD was 9.1% (697.5 million cases) and the all-age global prevalence of CKD increased by 29.3% between

1990 and 2017. Overall, nearly one in ten people around the world have CKD. In the United States alone, the health care system spends over $120 billion annually on kidney disease, much of which is dedicated to dialysis and transplant after a patient’s kidneys have already failed. There have been few new drugs developed and approved for chronic kidney diseases over the past several decades. Current management of CKD largely consists of supportive care, focused mainly on controlling high blood pressure with medications. Therefore, there is a large unmet medical need for therapies that can delay or prevent progression of kidney disease, preserve kidney function and improve quality of life for people living with kidney disease. Chinook’s initial focus with atrasentan is on IgAN and other primary glomerular diseases.

Immunoglobulin A Nephropathy

Immunoglobulin A nephropathy is the most common primary glomerular disease in the developed world and a leading cause of CKD and ESRD, requiring dialysis or kidney transplantation. Although the disease may follow a benign clinical course in many patients, it is estimated that between 30% to 45% of IgAN patients will develop ESRD, requiring dialysis or kidney transplant, over a period of 20 to 25 years. IgAN is most commonly diagnosed in the second or third decade of life and more commonly affects males in North America and Europe, while having equal gender prevalence in Asia. There is considerable regional and ethnic variation in the epidemiology of IgAN, with a higher incidence in Caucasians and Asians and a lower incidence in individuals of African descent. In the United States, the incidence of biopsy-proven disease is approximately one per 100,000, giving rise to a lifetime risk of one per 1,400 adults.

Recent research has suggested that an abnormal mucosal immune response stimulating the production of galactose-deficient IgA1, which is recognized as an autoantigen by circulating autoantibodies, may be the initiating event causing IgAN. As demonstrated in the figure below, immune recognition results in the formation of toxic immune complexes that deposit in the kidney and activate mesangial cells, which are key cells in the kidney that provide structural support to the glomerulus. Activated mesangial cells proliferate and produce excess amounts of extracellular matrix components, such as cytokines and chemokines. Mesangial cell—podocyte crosstalk results in proteinuria, which is a key driver of disease progression and subsequent kidney function loss.

Excessive tubular reabsorption of filtered proteins is thought to stimulate a pro-inflammatory response in tubular epithelial cells that results in the secretion of cytokines, chemokines, growth factors and vasoactive molecules into the tubulointerstitial space. This results in interstitial inflammation and fibrosis which drives kidney function decline.

The clinical presentation of IgAN is heterogenous, and can range from intermittent hematuria and low-level proteinuria with a benign clinical course over time and a low risk of progression to ESRD, to a more aggressive form with high levels of proteinuria and rapid loss of kidney function. Given the variable disease course, a major advance in the care of IgAN patients is the recognition of prognostic factors that can identify patients at greater risk of progression to ESRD. These prognostic markers include the presence of hypertension, evidence of reduced eGFR, and the presence of sustained proteinuria of more than one gram per day. These factors, in addition to biopsy histologic characteristics, prior medication use, and race/ethnicity, have given rise to a risk prediction tool that can stratify newly diagnosed patients into risk groups. Of these various factors, the strongest risk factor for rapid progression, identified through multivariate analyses, is sustained proteinuria. The importance of this factor was demonstrated in multiple studies showing that proteinuria over one gram per day was associated with more rapid kidney function loss in a dose-dependent fashion, and that interventions that reduce proteinuria to below one gram per day led to decreased risk of renal failure. Therefore, clinical management of IgAN is focused on reduction of proteinuria in order to slow progression of kidney function loss.

Importantly, for patients whose proteinuria at diagnosis was greater than three grams per day, treatments that resulted in proteinuria reduction to less than one gram per day led to slowing of kidney function loss to a rate that was comparable to those with less than one gram per day proteinuria values at diagnosis. It is estimated that for every one gram per day increase in proteinuria over a baseline of one gram per day there is a 10 to 25-fold higher risk for kidney failure.

There are no approved treatments for IgAN and the primary focus of patient management is supportive care, including hypertension medications, such as ACE or ARB inhibitors, and lifestyle advice such as dietary salt restriction, smoking cessation, weight control and exercise. Patients who fail conservative management and continue to have levels of proteinuria greater than one gram per day do not have established safe and effective treatment options. While current standards of care suggest considering a six-month course of glucocorticoids for such patients, the evidence in support of this recommendation is of low quality, and any benefit in renal protection may be offset by important systemic acute and chronic toxicities. The evidence to support use of corticosteroids as well as other immunosuppressants such as rituximab, cyclophosphamide, and mycophenylate mofetil remains unclear and practice patterns vary widely. Therefore, there is an important unmet medical need to develop therapies for patients with IgAN who remain at risk for progressive renal function loss despite optimal conservative management.

Other Primary Glomerular Diseases with Proteinuria

Many glomerular diseases, such as Focal Segmental Glomerulosclerosis or FSGS, Alport Syndrome, membranous nephropathy and sickle cell nephropathy, include proteinuria as an important feature in disease progression. These glomerular diseases currently have very limited treatment options which often involve immunosuppressive therapy. For example, FSGS is an important cause of ESRD. There are currently no FDA approved pharmacologic treatments for FSGS and off-label treatments are limited to ACE and ARB inhibitors, steroids, and other immunosuppressant agents, which are effective in only a subset of patients. Every year approximately 5,400 patients are diagnosed with FSGS and Chinook estimates that there are approximately 40,000 FSGS patients in the United States and a similar number in Europe. Additionally, Alport Syndrome is a rare, genetic form of CKD caused by mutations in the genes encoding type IV collagen, which is a major structural component of the glomeruli in the kidney. Alport Syndrome patients experience a progressive worsening of the kidney’s capacity to filter waste products out of the blood, which can lead to ESRD and the need for chronic dialysis treatment or a kidney transplant. Alport Syndrome affects both children and adults. In patients with the most severe forms of the disease, approximately 50% progress to dialysis by age 25, 90% by age 40, and nearly 100% by age 60. According to the Alport Syndrome Foundation, Alport Syndrome affects approximately 30,000 to 60,000 people in the United States. There are currently no approved therapies to treat Alport Syndrome and current management focusses on blood pressure control.

Chinook’s Product Candidates

Atrasentan

Chinook’s lead product candidate, atrasentan, is a small molecule that is designed as a potent and selective ETA receptor antagonist, or ERA. Atrasentan is designed to reduce proteinuria and slow the progression of

IgAN. Chinook is planning to conduct a global pivotal phase 3 clinical trial of atrasentan in IgAN patients beginning in early 2021, as well as a phase 2 basket trial of atrasentan in primary glomerular diseases beginning in the first half of 2021.

Endothelin System in Chronic Kidney Disease

The endothelin, or ET, system consists of three peptides, ET-1, ET-2, and ET-3, which typically act locally. ET-1 is considered of most biological relevance to kidney physiology and disease. Two ET receptors, ETA and ETB, mediate the effects of the ET peptides. ETA receptor activation typically results in blood vessel constriction, cellular proliferation and extracellular matrix deposition, whereas ETB activation generally opposes these effects producing blood vessel dilation, antiproliferative and antifibrotic responses.

In kidney physiology, the ET system modulates regional kidney blood flow, mesangial cell and podocyte function, and tubular acid/base handling. The ET system also regulates sodium and water excretion, so blockade of ET receptors can be accompanied by fluid retention which is observed clinically with this class of agents.

The kidney ET system is activated in virtually all causes of experimental and human CKD in which it has been investigated, irrespective of the initiating cause. Activation of the ETA receptor by ET-1 has been implicated as a key driver of proteinuria, renal cell injury, including podocyte dysfunction and mesangial cell activation, along with promoting kidney inflammation and fibrosis, all resulting in the progression of CKD. The key effects of ETA activation in CKD are shown in the figure below.

ET-1 is the most potent and long-lasting vasoconstrictor that has been identified. This effect of ET-1 contributes to systemic and local increases in blood pressure in the kidney that support the progression of CKD. While this effect can help maintain glomerular filtration rate, or GFR, in the short term, ultimately, it is maladaptive and a central driver of kidney damage and CKD progression.

ETA activation also appears to have additional direct negative effects in CKD, independent of its effects on blood pressure. These additional effects include increased permeability of the glomerular filtration barrier to proteins leading to proteinuria, mesangial cell activation and kidney inflammation and fibrosis. Pharmacological studies indicate that these pathogenic effects are primarily mediated by the ETA receptor. Combined, these observations have encouraged the investigation of ETA inhibition as a potential therapeutic strategy in CKD.

ET pathway activation has been documented in human IgAN patients. High kidney levels of ET-1 are often seen in IgAN patients with high levels of proteinuria and predict rapid progression of IgAN. Selective inhibition of ETA was studied in a clinical trial of proteinuric CKD patients without diabetes, with the selective ETA inhibitor sitaxsentan. In this study, sitaxsentan was shown to reduce proteinuria by approximately 30% in this proteinuric CKD population including individuals with IgAN. In addition, ETA blockade with sitaxsentan reduced arterial stiffness and appeared to be well tolerated with no clinically significant adverse effects reported. However, sitaxsentan was subsequently removed from the market due to liver toxicity believed to be specifically associated with sitaxsentan and unrelated to ETA inhibition.

Mechanism of Action of Atrasentan

Atrasentan is designed to be a potent, selective blocker of the ETA receptor, and to reduce proteinuria, kidney inflammation and fibrosis, and delay the progression of kidney function loss. In preclinical studies, atrasentan has shown substantially more potency as an ETA receptor antagonist than ETB, with an ETA inhibition constant [Ki] = 0.034 nanomolar, or nM, more than 1,800-fold selective over ETB ([Ki] = 63.3 nM). Chinook believes atrasentan has the required selectivity profile for therapeutic benefit in CKD, while minimizing the potential for fluid retention.

Previous Clinical Development of Atrasentan

Chinook licensed atrasentan in late 2019 from AbbVie. Before AbbVie made the strategic decision to terminate development of atrasentan, it had been investigated in multiple phase 1, 2 and 3 clinical trials involving approximately 622 healthy volunteers, and more than 5,000 patients with diabetic nephropathy. Atrasentan is designed to be orally bioavailable, readily absorbed with linear dose proportionality and administered once daily. Dedicated pharmacokinetic studies in special populations have demonstrated that no dose adjustment was needed based on race, degree of renal impairment, or mild or moderate hepatic impairment. Population pharmacokinetic studies showed that the only factor significantly affecting atrasentan exposure was body weight. In prior trials, the recommended dose for evaluating atrasentan in patients with diabetic nephropathy was determined to be 0.75 mg daily, which resulted in the greatest proteinuria reduction and least fluid retention.

Atrasentan demonstrated a statistically significant and clinically meaningful reduction in proteinuria, as assessed by the urine albumin to creatinine ratio, or UACR, in phase 2 and phase 3 trials in diabetic nephropathy patients. In these trials, the change in UACR was generally observed within the first two weeks after treatment initiation, and remained stable thereafter for the duration of chronic administration. Across phase 2 and phase 3 trials, the placebo-adjusted mean reduction in proteinuria was approximately 30-35%, although considerable intra-subject and inter-subject variability has been observed.

From 2013 to 2017, AbbVie conducted its global phase 3 trial, referred to as SONAR. SONAR was a randomized, double-blind, parallel, placebo-controlled, multicenter study designed to assess the effects of atrasentan on renal outcomes in patients with type 2 diabetes and CKD while they continued to be treated with the current standard of care. Despite early termination of the trial by AbbVie in 2017 for strategic reasons and due to a lower than anticipated accrual of primary endpoint events, patients who remained on trial and reached the primary endpoint of at least a 30% reduction in UACR following an initial six-week open label enrichment period with daily atrasentan experienced a clinically important and statistically significant improvement on the primary composite renal endpoint of time to doubling of serum creatinine or progression to ESRD (p-value=0.029). A similarly favorable trend was also observed in a smaller cohort of patients with a less than 30% UACR reduction in response to atrasentan following the six-week enrichment period (p-value=0.15).

The following figure shows mean UACR change from baseline to recovery for the placebo, 0.75 milligrams per day, or mg/d, atrasentan, and 1.25 mg/d atrasentan groups in AbbVie’s phase 2b RADAR trial. The RADAR trial was a randomized, double-blind, placebo-controlled trial completed in 2012 that tested in 161 patients the effects of atrasentan on albuminuria reduction in patients with type 2 diabetes and nephropathy who are treated with the maximum tolerated labeled dose of a Renin Angiotensin System, or RAS, inhibitor.

The following figure shows the mean UACR levels in SONAR among the patients that experienced at least a 30% reduction in UACR following the initial six-week open label enrichment period. Among these 2,648 patients, UACR decreased from baseline by an average of 51.8% during the enrichment period. During the double-blind period, UACR increased in the placebo group as compared to the atrasentan group (a difference of 33.6%, p-value<0.0001).

Chinook believes the observed reduction in UACR across multiple clinical trials, as well as the favorable results observed on long term renal outcomes, provides strong rationale for clinical evaluation of atrasentan in IgAN, a disease whose clinical management goals focus on proteinuria reduction.

The most common and consistent safety findings across clinical studies of atrasentan in the diabetic nephropathy patient population were fluid retention and associated manifestations and dilutional anemia. In the phase 3 SONAR trial, fluid retention events were reported in approximately 26% of atrasentan-treated patients within the first six weeks. During the double blind period, events of fluid retention were higher in the atrasentan groups (36.6%) than placebo groups (32.3%); however, across the population, atrasentan was associated with less than a one kilogram increase in body weight and a six percent increase in brain natriuretic peptide levels, which is a peptide that is associated with fluid retention. In the phase 3 SONAR trial for patients with diabetic kidney disease, atrasentan was associated with a numerically higher, but not statistically significantly increased risk of heart failure hospitalizations due to fluid retention. Over time, anemia events were reported in approximately 18% of atrasentan patients compared with ten percent of placebo treated patients, with mean change in hemoglobin between groups of approximately one g/dL; these findings are consistent with mechanism-based hemodilution. Notably, there were no significant differences in adverse events leading to discontinuation during the double blind treatment period between atrasentan and the placebo group.

As a class, endothelin receptor antagonists have a well characterized embryo-fetal toxicity profile, resulting in REMS programs and mandatory birth control for women of child-bearing age. Chinook expects the FDA to require similar restrictions on the use of atrasentan, if approved. The endothelin system is also known to play a role in spermatogenesis, and although atrasentan was linked to reduced sperm concentrations in a small study (n=17) evaluating the effect of atrasentan on sperm concentration, sperm concentrations subsequently recovered in the four affected patients to within the normal range following drug discontinuation. The impact of long-term atrasentan treatment on spermatogenesis and male fertility is not known.

Chinook expects that the patient population in its planned phase 3 trial of atrasentan will be younger and have fewer cardiovascular co-morbidities than in the SONAR study. While patients in each clinical trial have a unique set of baseline characteristics, the mean age of patients in two previous clinical trials in IgAN were both

39, while the mean age of patients in the SONAR trial was 65. Additionally, patients with diabetic kidney disease are at greater risk of myocardial infarction, congestive heart failure and stroke than the non-diabetic population.

Rationale for Atrasentan Development in IgAN

Chronic proteinuric kidney diseases, including IgAN and other primary glomerular diseases, are characterized by progressive renal function loss, accompanied by excessive levels of urinary protein excretion, and have been proposed to progress by a final common pathway, irrespective of initiating cause. Glomerular hypertension, a maladaptive response to reduced kidney function, along with increased glomerular permeability results in the increased filtration of plasma proteins which causes proteinuria. The consequent excess exposure of protein to glomerular and tubular epithelial cells has been shown preclinically to play a key pathogenic role in the progression of CKD. Kidney cells exposed to an excessive protein load release pro-fibrotic factors that can act locally to drive glomerulosclerosis. In vitro and in vivo studies have been used to develop a model of the final common pathway whereby excessive tubular reabsorption of filtered proteins stimulates a pro-inflammatory response that results in the secretion of cytokines, chemokines, growth factors and vasoactive molecules into the tubulointerstitial space. This results in interstitial inflammation and fibrosis which drives renal function decline.

Clinical evidence consistent with proteinuria as a causal factor in CKD pathogenesis includes the observation that proteinuria is an independent predictor of disease progression. In IgAN, there appears to be a dose-dependent effect of proteinuria on the risk of renal progression, beginning at a urinary protein excretion rate of greater than one gram per day, with increasing levels of proteinuria associated with increased risk of ESRD. Sustained proteinuria has demonstrated to be the most important predictor of the rate of kidney progression in IgAN and sustained improvements in proteinuria to less than one gram per day are associated with an excellent long-term prognosis. The finding that the rate of eGFR decline correlates negatively with proteinuria reduction and positively with residual proteinuria provides further evidence for the pathogenetic role of proteinuria in CKD progression.

In preclinical studies, atrasentan has protected the kidney in nondiabetic CKD and has also been shown to reduce proteinuria and reduce the risk of progression to ESRD clinically in type 2 diabetics with CKD. In addition, a different ETA antagonist significantly reduced proteinuria, diminished glomerular hypercellularity and prevented the loss of kidney function in a mouse model of IgAN. Further, in a randomized, double-blind, placebo and active controlled study in proteinuric CKD subjects already achieving optimal RAS inhibition, over half of which had biopsy-proven IgAN, selective ETA antagonist sitaxsentan significantly reduced proteinuria and substantially reduced measured GFR and effective filtration fraction, consistent with a reduction in intraglomerular hypertension.

Chinook is investigating atrasentan in IgAN based on the scientific rationale for targeting endothelin signaling, the strong association between high levels of protein excretion in IgAN and kidney function loss, the extent of clinical data demonstrating protein-lowering effects of atrasentan and other endothelin antagonists, the potential for a better tolerated dosing regimen in the IgAN patient population, and the clear unmet medical need for specific therapies to slow disease progression to ESRD.

Proteinuria as a Surrogate Marker for IgAN

CKD trials have typically relied on clinical outcomes for the primary endpoint, such as time to first occurrence of doubling of serum creatinine or ESRD (dialysis or transplantation). This typically requires very large trials of long duration, which have proved challenging in IgAN. The Kidney Health Initiative, or KHI, a partnership between the American Society of Nephrology and the FDA launched a project in 2016 to identify surrogate endpoints that could serve as reliable predictors of a treatment’s effect on long-term kidney outcomes in IgAN and be used as a basis for accelerated approval. Surrogate end points are used in clinical trials as a substitute for a direct measure of how a patient feels, functions, or survives and although they do not measure the clinical benefit of primary interest, they are expected to predict that clinical benefit. The KHI project focused on proteinuria reduction as the most widely recognized and studied risk factor for progression to ESRD in IgAN and found a consistent relationship between the level and duration of proteinuria and loss of kidney function from epidemiologic studies. In addition, trial-level analyses of 13 randomized IgAN clinical trials showed a strong association between treatment effects on percent reduction of proteinuria at approximately nine months (measurements ranged from seven to 12 months) and treatment effects on a composite of time to doubling of serum creatinine, ESRD, or death. The analyses also indicated that the reduction of proteinuria must be sustained to confer protection against progressive loss of GFR. The KHI project concluded that proteinuria reduction is a surrogate endpoint reasonably likely to predict a treatment’s effect on progression to ESRD in IgAN. In the United States, surrogate endpoints reasonably likely to predict clinical benefit can be used as a basis for accelerated approval of therapies intended to treat serious or life-threatening conditions, such as IgAN. The predicted clinical benefit of products granted accelerated approval need to be verified in a post-marketing confirmatory trial.

The ALIGN Trial, the Planned Phase 3 Trial of Atrasentan in IgAN

The ALIGN study, a phase 3, randomized, double-blind, placebo-controlled study of atrasentan in patients with IgAN at risk of progressive loss of kidney function, is designed to evaluate change from baseline in proteinuria and eGFR in 320 patients with IgAN. Chinook has designed the trial in collaboration with a steering committee composed of leading global experts in glomerular diseases and will evaluate atrasentan at 0.75 mg daily, the dose used in the SONAR trial. The primary endpoint of the trial is expected to be change from baseline in proteinuria in the first 270 patients at six to nine months post randomization. The planned key secondary endpoint is change from baseline in eGFR after all 320 patients have completed approximately two and half years of treatment. This global study is expected to be conducted in approximately 20 countries on four continents at approximately 120-140 investigative sites. Chinook plans to initiate the trial in early 2021 and anticipates top-line data for the primary proteinuria endpoint in 2023.

Chinook has held a Type B End of Phase 2 meeting with the FDA to discuss the design of the ALIGN trial and, if the data from the trial are positive, plans to seek approval of an NDA under the accelerated approval pathway in the United States. Additionally, Chinook has also received feedback on the study design from the European Medicines Agency, or EMA. Based upon this feedback, Chinook believes that upon completion, the ALIGN trial could serve as the basis of a successful marketing authorization application, or MAA, in European countries.

Planned 2 Basket Trial in Primary Glomerular Diseases

Chinook is also planning to initiate a phase 2 basket study of atrasentan in additional populations of primary glomerular disease patients in the first half of 2021. Approximately 15-20 patients are planned to be treated with open-label atrasentan in each cohort. The primary endpoint for each cohort is expected to be change from baseline in proteinuria at 12 weeks. Four initial cohorts are planned and are expected to include IgAN patients with lower levels of proteinuria (UPCR >0.5g/g <1.0 g/g urine protein/creatinine), FSGS, Alport Syndrome, and diabetic kidney disease, potentially combined with an SGLT2 inhibitor. Other glomerular diseases with proteinuria may be added to the basket study. Chinook expects to be able to report data from initial cohorts of the phase 2 basket trial in 2022 and believes the study will provide signal-seeking data to inform its life cycle management strategy for atrasentan.

CHK-336

CHK-336 is a small molecule product candidate that Chinook is developing for an ultra-orphan kidney disease. Chinook’s internal research team has optimized CHK-366 to demonstrate a promising preclinical pharmacokinetic and safety profile based on data generated to date. Chinook is currently conducting preclinical studies to support a planned IND submission for CHK-336 in 2021. CHK-366 is targeting a rare, genetic kidney disease where the biochemical disease pathways have been clearly defined and enable targeted therapy with a small molecule agent. Chinook has not yet disclosed the target or lead indications for CHK-336, but plans to do so later in 2020. Chinook believes clinical proof of concept for CHK-336 can be achieved efficiently in small studies using a surrogate urinary biomarker as the primary endpoint, and that there also may be a rapid registration pathway for the program if such trials are successful.

Preclinical Product Candidates

In addition to its lead product candidates, Chinook is also conducting discovery and research efforts to develop a pipeline of product candidates in autosomal dominant polycystic kidney disease and other rare, severe chronic kidney diseases.

Polycystic Kidney Disease

ADPKD is the most common potentially lethal monogenic disorder globally, and the most common inherited renal disease. It is a cilia-related autosomal dominant disorder caused most often by mutations in the PKD1 (80% percent) or PKD2 (15%) genes, which encode cilia-related proteins called polycystin 1 and polycstin 2, respectively. ADPKD is characterized by the development of kidney cysts and progressive kidney failure due to cyst expansion, hypertension and kidney fibrosis. Historically, treatment has focused on strict blood pressure control to slow the progression of kidney function decline. However, approximately 50% of ADPKD patients still progress to ESRD by age 60. Tolvaptan, a vasopressin V2 receptor antagonist is the only FDA approved drug for ADPKD. Despite tolvaptan treatment, progressive kidney function loss is still observed, leaving a substantial unmet medical need for new treatments for ADPKD.

Chinook’s strategy in ADPKD focuses on target validation of the most promising molecular pathways driving ADPKD that Chinook has identified in collaboration with leading academic investigators. Chinook has assembled key academic ADPKD researchers as scientific advisors with expertise across disease mechanisms, technology platforms, animal models and translational medicine. This group of investigators provides valuable scientific guidance on target selection, target prioritization and target validation strategies. In addition, strategic collaborations with these investigators provide Chinook access to technology platforms that support target validation efforts, by providing biological insights into human disease mechanisms as well as translational cellular and animal model systems of ADPKD. These include a single cell RNA sequencing transcriptional atlas of human ADPKD, PKD organoids derived from human induced pluripotent stem cells, or iPSCs, ADPKD patient derived 3D cyst models, complex ADPKD patient derived tubular cyst models and rodent models of ADPKD.

Currently, Chinook has advanced one ADPKD target into lead optimization following evidence of anti-cystogenic activity in human primary ADPKD cell assays and a translational tubular cyst assay. Additional ADPKD targets are at various stages of target validation.

Other Rare, Severe Kidney Diseases

Chinook has also initiated additional drug discovery programs against promising biological targets across kidney disease indications with high unmet medical need selected in alignment with its guiding precision medicine principles:

•	Focus on key pathways driving kidney disease, especially where definitive genetic evidence of a causal, pathogenic role exists;

•	Design novel, differentiated molecules;

•	Utilize new and efficient translational approaches to speed research and development; and

•	Execute clinical trials in defined patient populations with rapid, robust endpoints.

License Agreements

AbbVie. In December 2019, Chinook entered into an agreement with AbbVie, through its affiliate AbbVie Ireland Unlimited Company for an exclusive, sublicensable, worldwide license to atrasentan, along with claims in several issued patents and associated know-how, to manufacture, have manufactured, use and sell defined licensed products for use within the field of all human and non-human diagnostic, prophylactic, and therapeutic uses. Under the terms of this license, Chinook paid an initial licensing fee and issued AbbVie 6,842,907 shares of Chinook common stock. The license agreement also requires Chinook to pay potential milestone payments totalling up to $135 million upon the achievement of certain developmental, regulatory and commercial milestones, as well as royalties ranging from the high single digits to the high-teens based on annual thresholds for net sales of licensed products by Chinook, its affiliates and its sublicensees.

Under the AbbVie license, Chinook has a continuing obligation to use commercially reasonable efforts to develop, obtain regulatory approvals and commercialize licensed products. The license agreement is effective on a per-country basis until the later of: (i) the last expiration of a claim in a licensed patent that covers the licensed product in such country; (ii) the expiration of any period of regulatory exclusivity for a licensed product that bars the entry of generic competitors in such country, or (iii) a specified period after the first commercial sale of the licensed product. Each party has the right to terminate the license for the other party’s material breach or in the event of the other party’s bankruptcy or insolvency, subject to specified notice and cure periods. Additionally, AbbVie can terminate the license if Chinook challenges claims in licensed patents or fail to meet Chinook’s diligence obligations with respect to licensed products. Upon any termination of the license, Chinook may grant AbbVie an exclusive, sublicenseable license to any improvements that Chinook makes to the licensed technology, including those that Chinook licenses from third parties, subject to a mutually agreed royalty.

Manufacturing

Chinook currently contracts with third parties to manufacture its products and anticipate using third parties for all clinical and commercial manufacturing. Chinook does not own or operate facilities for product manufacturing, packaging, storage and distribution, or testing. Chinook has internal personnel and utilizes consultants with extensive technical, manufacturing, analytical and quality experience to oversee contract manufacturing and testing activities. Chinook will continue to expand and strengthen its network of third-party providers but may also consider investing in internal manufacturing capabilities in the future if there is a technical need, or a strategic or financial benefit.

Manufacturing is subject to extensive regulations that impose procedural and documentation requirements. At a minimum these regulations govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance. Chinook’s systems, procedures and contractors are required to be in compliance with these regulations and are assessed through regular monitoring and formal audits.

Atrasentan. Under Chinook’s license agreement with AbbVie, Chinook received a substantial amount of drug product and drug substance to support initiation of its planned clinical trials of atrasentan, which is an orally-administered small molecule drug. Chinook is currently establishing the stability of this drug product and drug substance received from AbbVie and plans to resupply Chinook’s clinical trials and prepare for future commercial launch with additional manufacturing. In addition, Chinook believes that the synthesis from regulatory starting material to drug substance can be manufactured at scale, resulting in a commercially competitive cost of goods.

CHK-336. Chinook recently initiated scale-up manufacturing activities for CHK-336, an orally-administered small molecule drug, to support IND submission and initiation of a phase 1 clinical trial in 2021.

Sales and Marketing

Chinook does not currently have sales and marketing infrastructure to support commercial launch of its products. Chinook intends to build such capabilities in North America prior to launch of atrasentan. Outside of

North America, Chinook may rely on licensing, co-sale and co-promotion agreements with strategic partners for the commercialization of its products. If Chinook builds a commercial infrastructure to support marketing in North America, such commercial infrastructure could be expected to include a targeted sales force supported by sales management, internal sales support, an internal marketing group and distribution support. To develop the appropriate commercial infrastructure internally, Chinook would have to invest financial and management resources, some of which would have to be deployed prior to any confirmation that atrasentan will be approved.

Coverage & Reimbursement

The regulations that govern pricing and reimbursement for new drugs vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription biopharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, a drug company can obtain regulatory approval for a product in a country, but then be subject to price regulations that delay commercial launch of that product.

A drug company’s ability to successfully commercialize any products will also depend on the extent to which coverage and adequate reimbursement for these products will be available from government authorities, private health insurers and other organizations. Even if one or more products are successfully brought to the market, these products may not be considered cost effective, and the amount reimbursed for such products may be insufficient to allow them to be sold on a competitive basis. Third-party payors who reimburse patients or healthcare providers, such as government plans, are requiring that drug companies provide them with predetermined discounts from list prices and are seeking to reduce the prices charged or the amounts reimbursed for biopharmaceutical products.

Significant delays can occur in obtaining reimbursement for newly-approved drugs or therapeutic biologics, and coverage may be more limited than the purposes for which the drug or therapeutic biologic is approved by the FDA or similar foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be reimbursed in all cases or at a rate that covers a drug company’s costs, including research, development, manufacture, sale and distribution.

Interim reimbursement levels for new drugs, if applicable, may also be insufficient to cover a drug company’s costs and may not be made permanent. Reimbursement rates may be based on payments allowed for lower cost drugs or therapeutic biologics that are already reimbursed, may be incorporated into existing payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drugs or therapeutic biologics may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs or therapeutic biologics from countries where they may be sold at lower prices than in the United States. Further, no uniform policy for coverage and reimbursement exists in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement can differ significantly from payor to payor.

Competition

The biotechnology and biopharmaceutical industries are characterized by rapid evolution of technologies, fierce competition and vigorous defense of intellectual property. Any product candidates that Chinook successfully develops and commercializes will have to compete with existing and future new therapies. While Chinook believes that its technology, development experience and scientific knowledge provide it with competitive advantages, Chinook faces potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies, and public and private research institutions.

If Chinook’s lead product candidate atrasentan is approved for the treatment of IgAN, it may compete with other products used to treat this disease. There are no approved drugs for IgAN, but there are a variety of treatments utilized that include renin angiotensin inhibitors, steroids, chemotherapy drugs and immunomodulatory approaches. In addition, there are several competitors in clinical development for the treatment of IgAN, at a similar stage of development or more advanced than Chinook, including companies such as Retrophin, Calliditas and Omeros.

Many of Chinook’s competitors, either alone or with strategic partners, have substantially greater financial, technical and human resources than Chinook does. Accordingly, Chinook’s competitors may be more successful than it in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining approval for treatments and achieving widespread market acceptance, rendering Chinook’s treatments obsolete or non-competitive. Merger and acquisition activity in the biotechnology and biopharmaceutical industries may result in even more resources being concentrated among a smaller number of Chinook’s competitors. These companies also compete with Chinook in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials and acquiring technologies complementary to, or necessary for, Chinook’s programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Chinook’s commercial opportunity could be substantially limited if Chinook’s competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or less expensive than Chinook’s comparable products. In geographies that are critical to Chinook’s commercial success, competitors may also obtain regulatory approvals before it, resulting in Chinook’s competitors building a strong market position in advance of the entry of its products. The key competitive factors affecting the success of all of Chinook’s programs are likely to be their efficacy, safety, convenience and availability of reimbursement. In addition, Chinook’s ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic drugs.

Intellectual Property

Chinook strives to protect and enhance the proprietary technology, inventions and improvements that are commercially important to its business, including obtaining, maintaining and defending patent rights, whether developed internally or licensed from third parties. Chinook’s policy is to seek to protect its proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to its proprietary technology, inventions, improvements, platforms and product candidates that are important to the development and implementation of Chinook’s business. Chinook’s patent portfolio, including in-licensed patents and patent applications, is intended to cover, but is not limited to, its technology platforms, product candidates and components thereof, their methods of use and processes for their manufacture, and any other inventions that are commercially important to its business. Chinook also relies on trade secret protection of its confidential information and know-how relating to its proprietary technology, platforms and product candidates, continuing innovation, and in-licensing opportunities to develop, strengthen, and maintain its position in Chinook’s platform and product candidates. Chinook’s commercial success may depend in part on its ability to obtain and maintain patent and other proprietary protection for its technology, inventions and improvements; to preserve the confidentiality of its trade secrets; to maintain its licenses to use intellectual property owned or controlled by third parties; to defend and enforce its proprietary rights, including its patents; to defend against challenges and assertions by third parties of their purported intellectual property rights; and to operate without infringement of valid and enforceable patents and other proprietary rights of third parties.

With respect to atrasentan, Chinook has exclusively licensed all active patent portfolios directed to compositions of matter, formulations, and methods of use related directly to atrasentan from AbbVie, which includes issued U.S. patents and pending U.S. and foreign patent applications. As of June 30, 2020, these exclusively-licensed patents included 8 issued U.S. patents and 3 pending foreign patent applications. These patents, and any patents that issue from the pending applications, that Chinook has licensed from AbbVie are anticipated to expire between 2028 and 2034, absent any patent term adjustments or extensions.

Separately, Chinook has filed U.S. patent applications with claims that are intended to cover additional methods of treatment and combinations of atrasentan with other therapies in kidney disease. As of June 30, 2020, any patents that may issue from these currently pending patent applications, including PCT international applications, U.S. patent applications, and foreign patent applications, are expected to expire in 2040-2041, absent any patent term adjustments or extensions.

With respect to CHK-336, Chinook has filed U.S. patent applications with claims that cover the composition of matter of CHK-336 and other class compounds, as well as methods of use. As of June 30, 2020, any patents that may issue from these currently pending patent applications, including PCT international applications, U.S. patent applications, and foreign patent applications, are expected to expire in 2041, absent any patent term adjustments or extensions.

The term of individual patents depends upon the laws of the countries in which they are obtained. In most countries in which Chinook files, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. However, the term of United States patents may be extended for delays incurred due to compliance with the FDA requirements or by delays encountered during prosecution that are caused by the United States Patent and Trademark Office, or the USPTO. For example, for drugs that are regulated by the FDA under the Hatch-Waxman Act, it is permitted to extend the term of a patent that covers such drug for up to five years beyond the normal expiration date of the patent. For more information on patent term extensions, see “—Government regulation—The Hatch-Waxman Act—Patent term extension.” In the future, if and when Chinook’s biopharmaceutical product candidates receive FDA approval, Chinook expects to apply for patent term extensions on patents covering those product candidates. Chinook intends to seek patent term extensions to any of its issued patents in any jurisdiction where these are available; however, there is no guarantee that the applicable authorities, including the USPTO and FDA, will agree with Chinook’s assessment of whether such extensions should be granted, and even if granted, the length of such extensions. Chinook’s currently issued patents will likely expire on dates ranging from 2028 to 2034, unless Chinook receives patent term extension. If patents are issued on Chinook’s pending patent applications, the resulting patents are projected to expire on dates ranging from 2036 to 2041, unless it receives patent term extension or patent term adjustment, or both. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, specific claims issues, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

The patent positions of companies like Chinook’s are generally uncertain and involve complex legal and factual questions. The patent situation outside of the United States is even more uncertain. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in the United States and other countries may diminish Chinook’s ability to protect its inventions and enforce its intellectual property rights, and more generally could affect the value of Chinook’s intellectual property. In particular, Chinook’s ability to stop third parties from making, using, selling, offering to sell, importing or otherwise commercializing any of its patented inventions, either directly or indirectly, will depend in part on Chinook’s success in obtaining, defending and enforcing patent claims that cover its technology, inventions, and improvements. With respect to both licensed and company-owned intellectual property, Chinook cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by it in the future, nor can Chinook be sure that any of its existing patents or any patents that may be granted to Chinook in the future will be commercially useful in protecting Chinook’s platform and product candidates and the methods used to manufacture them. Moreover, Chinook’s issued patents and those that may issue in the future may not guarantee it the right to practice its technology in relation to the commercialization of its platform’s product candidates. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent Chinook from commercializing its product candidates and practicing its proprietary technology. Chinook’s issued patents and those that may issue in the future may be challenged, narrowed, circumvented or invalidated, which could limit its ability to stop competitors from marketing related platforms or product candidates or limit the length of the term of patent protection that Chinook may have for its product candidates. In addition, the rights granted under any issued patents may not provide Chinook with protection or competitive advantages against competitors with similar technology. Furthermore, Chinook’s competitors may independently develop similar technologies or third parties may seek to develop Chinook’s clinical candidates in countries where it does not have patent protection. This risk may also affect Chinook’s ability to partner rights in those countries. For these reasons, Chinook may have competition for its product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent. For this and other risks related to Chinook’s proprietary technology, inventions, improvements, platforms and product candidates, please see the section titled “Risk Factors—Risks Related to Chinook’s Intellectual Property.”

Chinook anticipates filing for trademark protection of the “Chinook Therapeutics” mark with the United States Patent and Trademark Office and foreign trademark organizations. Chinook intends to register and maintain the trademark “Chinook Therapeutics” in the United States Patent and Trademark Office and in numerous other jurisdictions, including but not limited to the European Union, China, India and Canada.

Chinook also relies on trade secret protection for its confidential and proprietary information. Although Chinook takes steps to protect its confidential and proprietary information as trade secrets, including through contractual means with its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to its trade secrets or disclose its technology. Thus, Chinook may not be able to meaningfully protect its trade secrets. It is Chinook’s policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements under the commencement of employment or consulting relationships with Chinook. These agreements provide that all confidential information concerning Chinook’s business or financial affairs developed or made known to the individual during the individual’s relationship with it is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to Chinook’s current or planned business or research and development or made during normal working hours, on its premises or using its equipment or proprietary information, are Chinook’s exclusive property. In many cases Chinook’s confidentiality and other agreements with consultants, outside scientific collaborators, sponsored researchers and other advisors require them to assign or grant it licenses to inventions they invent as a result of the work or services they render under such agreements or grant Chinook an option to negotiate a license to use such inventions. Despite these efforts, Chinook cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose its proprietary information, and it may not be able to obtain adequate remedies for such breaches.

Chinook also seeks to preserve the integrity and confidentiality of its proprietary technology and processes by maintaining physical security of its premises and physical and electronic security of its information technology systems. Although Chinook has confidence in these individuals, organizations and systems, agreements or security measures may be breached, and Chinook may not have adequate remedies for any breach. To the extent that Chinook’s employees, contractors, consultants, collaborators and advisors use intellectual property owned by others in their work for Chinook, disputes may arise as to the rights in relation to the resulting know-how or inventions. For more information, please see the section titled “Risk Factors—Risks Related to Chinook’s Intellectual Property.”

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the Food and Drug Administration, or FDA, the Federal Food, Drug, and Cosmetic Act, or FD&C Act, and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the U.S. typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, and ethics committee for approval. The IRB will also monitor the clinical trial until completed. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence of effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a drug demonstrates evidence of effectiveness and an acceptable safety profile in phase 2 evaluations, phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases the FDA requires two adequate and well-controlled phase 3 clinical trials to demonstrate the efficacy of the drug. A single phase 3 trial may be sufficient in rare instances, including (1) where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible or (2) when in conjunction with other confirmatory evidence.

The manufacturer of an investigational drug in a phase 2 or 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the U.S. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls.

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,900,000 for Fiscal Year 2020 for an application containing clinical data. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The applicant under an approved NDA are also subject to annual program fees, currently exceeding $325,000 for each prescription product. The FDA adjusts the user fees on an annual basis, and the fees typically increase annually.

The FDA reviews each submitted NDA before it determines whether to file it and may request additional information. The FDA must make a decision on whether to file an NDA within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is filed, the FDA begins an in-depth review of the NDA. The FDA has agreed to certain performance goals in the review of NDAs. Most applications for standard review drug products are reviewed within ten to twelve months; most applications for priority review drugs are reviewed in six to eight months. Priority review can be applied to drugs that the FDA determines may offer significant improvement in safety or effectiveness compared to marketed products or where no adequate therapy exists. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA does not always meet its goal dates for standard and priority NDAs, and the review process can be extended by FDA requests for additional information or clarification.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an outside advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also typically inspects clinical trial sites to ensure compliance with GCP requirements and the integrity of the data supporting safety and efficacy.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter, or CRL, generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application, such as additional clinical data, additional pivotal clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant may resubmit the NDA addressing all of the deficiencies identified in the letter, withdraw the application, engage in formal dispute resolution or request an opportunity for a hearing. The FDA has committed to reviewing resubmissions in two or six months depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If, or when, the deficiencies identified in the CRL have been addressed to FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of an NDA supplement or, in some case, a new NDA, before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Expedited Development and Review Programs

Fast Track Designation

Fast track designation may be granted for a product that is intended to treat a serious or life-threatening disease or condition for which preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. The sponsor of an investigational drug product may request that the FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the submission of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s NDA before the application is complete. This rolling review is available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. At the time of NDA filing, the FDA will determine whether to grant priority review designation. Additionally, fast track designation may be withdrawn if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Accelerated Approval

Accelerated approval may be granted for a product that is intended to treat a serious or life-threatening condition and that generally provides a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The first NDA applicant to receive FDA approval for a particular active moiety to treat a rare disease for which it has such designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Other benefits of orphan drug designation include tax credits for certain research and an exemption from the NDA user fee.

Pediatric Information

Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted, with certain exceptions.

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or nonpatent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in a manner consistent with the approved labeling.

Adverse event reporting and submission of periodic reports are required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as phase 4 testing, risk evaluation and mitigation strategies, or REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the Agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

The Hatch-Waxman Act

Orange Book Listing

Under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch Waxman Amendments, NDA applicants are required to identify to the FDA each patent whose claims cover the applicant’s drug or approved method of using the drug. Upon approval of a drug, the applicant must update its listing of patents to the NDA in timely fashion and each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book.

Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredient(s), strength, route of administration, and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. An approved ANDA product is considered to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved under the ANDA pathway are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug pursuant to each state’s laws on drug substitution.

The ANDA applicant is required to certify to the FDA concerning any patents identified for the reference listed drug in the Orange Book. Specifically, the applicant must certify to each patent in one of the following ways: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. For patents listed that claim an approved method of use, under certain circumstances the ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents through a Paragraph IV certification, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA-holder and patentee(s) once the ANDA has been accepted for filing by the FDA (referred to as the “notice letter”). The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice letter. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months from the date the notice letter is received, expiration of the patent, the date of a settlement order or consent decree signed and entered by the court stating that the patent that is the subject of the certification is invalid or not infringed, or a decision in the patent case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired. In some instances, an ANDA applicant may receive approval prior to expiration of certain non-patent exclusivity if the applicant seeks, and the FDA permits, the omission of such exclusivity-protected information from the ANDA prescribing information.

Exclusivity

Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug unless the application contains a Paragraph IV certification, in which case the application may be submitted one year prior to expiration of the NCE exclusivity. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA for a generic version of the drug may be filed before the expiration of the exclusivity period.

Certain changes to an approved drug, such as the approval of a new indication, the approval of a new strength, and the approval of a new condition of use, are associated with a three-year period of exclusivity from the date of approval during which the FDA cannot approve an ANDA for a generic drug that includes the change. In some instances, an ANDA applicant may receive approval prior to expiration of the three-year exclusivity if the applicant seeks, and the FDA permits, the omission of such exclusivity-protected information from the ANDA package insert.

Patent Term Extension

The Hatch Waxman Amendments permit a patent term extension as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. After NDA approval, owners of relevant drug patents may apply for the extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between IND application and NDA submission) and all of the review phase (the time between NDA submission and approval) up to a maximum of five years. The time can be reduced for any time the FDA determines that the applicant did not pursue approval with due diligence.

The United States Patent and Trademark Office, or USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. However, the USPTO may not grant an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested.

The total patent term after the extension may not exceed 14 years, and only one patent can be extended. The application for the extension must be submitted prior to the expiration of the patent, and for patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Other Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain general business and marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes, false claims statutes and other healthcare laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers, among others, on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to commit a violation.

Federal civil and criminal false claims laws, including the federal civil False Claims Act, prohibit any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicare and Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Additionally, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Most states also have statutes or regulations similar to the federal Anti-Kickback Statute and civil False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Other federal statutes pertaining to healthcare fraud and abuse include the civil monetary penalties statute, which prohibits, among other things, the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offerer or payor knows or should know is likely to influence the beneficiary to order a receive a reimbursable item or service from a particular supplier, and the additional federal criminal statutes created by the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to commit a violation.

Further, pursuant to the ACA, the Centers for Medicare & Medicaid Services, or CMS, has issued a final rule that requires manufacturers of prescription drugs to collect and report information on certain payments or transfers of value to physicians and teaching hospitals, as well as investment interests held by physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and their immediate family members. The first reports were due in 2014 and must be submitted on an annual basis. The reported data is made available in searchable form on a public website on an annual basis. Failure to submit required information may result in civil monetary penalties. Effective January 1, 2022, reporting on transfers of value to physician assistants, nurse practitioners or clinical nurse specialists, certified registered nurse anesthetists, and certified nurse-midwives will also be required.

In addition, several states now require prescription drug companies to report certain expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual healthcare practitioners in these states. Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals. Still other states require the posting of information relating to clinical studies and their outcomes. Some states require the reporting of certain drug pricing information, including information pertaining to and justifying price increases. In addition, states such as California, Connecticut, Nevada and Massachusetts require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Certain states and local jurisdictions also require the registration of pharmaceutical sales and medical representatives. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties.

Efforts to ensure that business arrangements with third parties comply with applicable healthcare laws and regulations involve substantial costs. If a drug company’s operations are found to be in violation of any such requirements, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of its operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other federal or state government healthcare programs, including Medicare and Medicaid, integrity oversight and reporting obligations, imprisonment, and reputational harm. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action for an alleged or suspected violation can cause a drug company to incur significant legal expenses and divert management’s attention from the operation of the business, even if such action is successfully defended.

U.S. Healthcare Reform

In the United States there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of health care and, more generally, to reform the U.S. healthcare system. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the ACA was enacted, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms, substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, (i) subjected therapeutic biologics to potential competition by lower-cost biosimilars by creating a licensure framework for follow-on biologic products, (ii) proscribed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and therapeutic biologics that are inhaled, infused, instilled, implanted or injected, (iii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, (iv) established annual nondeductible fees and taxes on manufacturers of certain branded prescription drugs and therapeutic biologics, apportioned among these entities according to their market share in certain government healthcare programs, (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (now 70%) point of-sale discounts off negotiated prices of applicable brand drugs and therapeutic biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs and therapeutic biologics to be covered under Medicare Part D, (vi) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability, (vii) expanded the entities eligible for discounts under the Public Health program, (viii) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research, and (ix) established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

The current U.S. presidential administration and Congress have, and Chinook expects they will continue to, seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. By way of example, the Tax Cuts and Jobs Act of 2017, or the TCJA, was enacted and included, among other things, a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. There have been subsequent challenges to the constitutionality of the ACA following the repeal of the individual mandate. The case is currently pending before the U.S. Supreme Court, although it is unclear when a decision will be made or how the Supreme Court will rule. It is also unclear how other efforts to repeal, replace or challenge the ACA will impact the ACA. Chinook cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on its business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted to reduce healthcare expenditures. United States federal government agencies also currently face potentially significant spending reductions, which may further impact healthcare expenditures. On August 2, 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2020, unless additional Congressional action is taken. Moreover, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If federal spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA or the National Institutes of Health to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve research and development, manufacturing, and marketing activities, which may delay Chinook’s ability to develop, market and sell any products Chinook may develop.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. While the MMA only applies to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

Recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the current U.S. presidential administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. In addition, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS, has solicited feedback on some of these measures and has implemented others under existing authority. Although a number of these, and other potential, proposals will require additional authorization to become effective, Congress and the current U.S. presidential administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA authorization under an FDA expanded access program; however, manufacturers are not obligated to provide investigational new drug products under the current federal right to try law.

Data Privacy & Security Laws

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of

2009, or HITECH, and their respective implementing regulations, imposes privacy, security and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates that perform certain services involving creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties.

Even when HIPAA does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, or the FTCA, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain state and non-U.S. laws, such as the GDPR and PIPEDA govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California recently enacted legislation, the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. In Europe, the GDPR went into effect in May 2018 and introduces strict requirements for processing the personal data of individuals within the EEA. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Additionally, following the United Kingdom’s withdrawal from the European Union and the EEA, companies have to comply with the GDPR and the GDPR as incorporated into United Kingdom national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk. In Canada, PIPEDA and similar provincial laws impose obligations on companies with respect to processing personal information, including health-related information, and provides individuals certain rights with respect to such information, including the right to access and challenge the accuracy of their personal information held by an organization. Failure to comply with PIPEDA could result in significant fines and penalties.

Employees

As of July 14, 2020, Chinook had 43 employees, of which 13 held a Ph.D. or M.D. Chinook has not experienced any work stoppages. None of Chinook’s employees are represented by a labor union or covered by collective bargaining agreements, and Chinook considers its relationship with its employees to be good.

ADURO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information required by Item 303 of Regulation S-K is contained in Aduro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference into this proxy/statement prospectus. For more information see the section titled “Where You Can Find More Information,” beginning on page 246 of this proxy statement/prospectus.

CHINOOK MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Chinook’s financial condition and results of operations together with the section titled “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data—Selected Historical Consolidated Financial Information and Data of Chinook” and Chinook’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion and other parts of this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as its plans, objectives, expectations, intentions, and beliefs. Chinook’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors—Risks Related to Chinook’s Financial Position” included elsewhere in this proxy statement/prospectus.

Overview

Chinook is a clinical-stage biotechnology company focused on the discovery, development and commercialization of precision medicines for kidney diseases. Since its founding in 2018, Chinook’s pipeline has been built to focus on rare, severe chronic kidney disorders with opportunities for well-defined and streamlined clinical pathways. Chinook’s lead program is atrasentan, an endothelin receptor antagonist in development for the treatment of IgA nephropathy and other primary glomerular kidney diseases. The company is also advancing CHK-336 for the treatment of an ultra-orphan kidney disease as well as research programs in polycystic kidney disease and other rare, severe chronic kidney diseases. Chinook seeks to build its pipeline by leveraging insights in kidney single cell RNA sequencing, human-derived organoids and new translational models, to discover and develop therapeutics with mechanisms of action against key kidney disease pathways

Chinook has no products approved for commercial sale and has not generated any revenue from product sales. From inception to March 31, 2020, Chinook has raised net cash proceeds of $40.2 million, through sales of common and redeemable convertible preferred stock.

Chinook has never been profitable and has incurred operating losses in each period since inception. Chinook’s net losses were $46.5 million, $0.7 million, and $5.1 million for the periods ended December 31, 2019 and 2018 and for the three months ended March 31, 2020, respectively. As of March 31, 2020, Chinook had an accumulated deficit of $52.4 million. Substantially all of its operating losses resulted from expenses incurred in connection with its research and development programs and from general and administrative costs associated with its operations.

Chinook expects to incur significant expenses and increasing operating losses for at least the next several years as it initiates and continues the clinical development of, and seeks regulatory approval for, its product candidates and adds personnel necessary to advance its pipeline of clinical-stage product candidates. In addition, operating as a publicly traded company will involve the hiring of additional financial and other personnel, upgrading its financial information and other systems, and incurring substantial costs associated with operating as a public company. Chinook expects that its operating losses will fluctuate significantly from quarter to quarter and year to year due to timing of clinical development programs and efforts to achieve regulatory approval.

As of March 31, 2020, Chinook had cash and cash equivalents of $22.0 million. Chinook’s current capital resources are not sufficient to fund its planned operations for a 12-month period without the Merger, and therefore, raise substantial doubt about its ability to continue as a going concern. Chinook will continue to require substantial additional capital to continue its clinical development and potential commercialization activities. Accordingly, Chinook will need to raise substantial additional capital to continue to fund its operations. The amount and timing of its future funding requirements will depend on many factors, including the pace and results of its clinical development efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on its financial condition and its ability to develop its product candidates.

Recent Events

On June 1, 2020, Chinook entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, with Aduro Biotech, Inc., or Aduro, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Aduro will merge with and into Chinook, with Chinook becoming a wholly-owned subsidiary of Aduro and the surviving corporation of the merger. At the closing of the merger, each outstanding share of Chinook’s common stock will be converted into the right to receive approximately 1.50 shares of common stock of Aduro. Immediately following the merger (without giving effect to the Chinook note financing referred to below), it is expected that the current Chinook securityholders will own approximately 50% of the fully-diluted common stock of the combined company, with the Aduro securityholders as of immediately prior to the merger holding approximately 50% of the fully-diluted common stock of the combined company, subject to certain assumptions, including, but not limited to, (a) Aduro’s net cash as of closing being equal to $145 million and (b) Chinook’s cash and cash equivalents as of closing being equal to $10 million.

Immediately prior to the execution and delivery of the Merger Agreement, Chinook entered into a Note Purchase Agreement with certain investors named therein, pursuant to which the investors agreed to purchase, in the aggregate, $25.0 million in promissory notes convertible into securities of Aduro. The notes are convertible into securities issued in an equity financing transaction that closes concurrently with or within 30 days following the merger in which the aggregate gross purchase price paid to the combined company is no less than $15 million, or alternatively into shares of common stock of the combined company after closing of the merger based on the volume weighted average closing trading price of a share of Aduro common stock on Nasdaq for the five trading days ending the trading day immediately prior to the date such notes are converted, which must occur within 30 days following the merger. The closing of the Chinook note financing is conditioned upon the closing of the merger as well as certain other conditions.

Financial Operations Overview

Research and Development Expense

Research and development expenses represent costs incurred to conduct research and development, such as the development of Chinook’s product candidates. Chinook recognizes all research and development costs as they are incurred. Research and development expenses consist primarily of the following:

•	salaries and benefits;

•	licensing costs;

•	occupancy;

•	materials and supplies;

•	contracted research and manufacturing;

•	consulting arrangements; and

•	other expenses incurred to advance the Company’s research and development activities.

The largest component of Chinook’s operating expenses has historically been the investment in research and development activities. Chinook expects research and development expenses will increase in the future as Chinook advances its product candidates into and through clinical trials and pursues regulatory approvals, which will require a significant investment in costs of clinical trials, regulatory support and contract manufacturing and inventory build-up. In addition, Chinook continues to evaluate opportunities to acquire or in-license other product candidates and technologies, which may result in higher research and development expenses due to license fee and/or milestone payments, as well as added clinical development costs.

The process of conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. Chinook may never succeed in timely developing and achieving regulatory approval for its product candidates. The probability of success of Chinook’s product candidates may be affected by numerous factors, including clinical data, competition, manufacturing capability and commercial viability. As a result, Chinook is unable to determine the duration and completion costs of Chinook’s development projects or when and to what extent Chinook will generate revenue from the commercialization and sale of any of its product candidates.

General and Administrative Expenses

General and administrative expenses consist of employee-related expenses, including salaries, benefits, travel and noncash stock-based compensation, for the Company’s personnel in executive, finance and accounting, and other administrative functions, as well as fees paid for legal, accounting and tax services, consulting fees and facilities costs not otherwise included in research and development expense. Legal costs include general corporate legal fees and patent costs. Chinook expects to incur additional expenses as a result of becoming a public company following completion of the merger, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance, investor relations and other administrative expenses and professional services.

Other Income (Expense), Net

Other income (expense), net consists primarily of changes in carrying value of the redeemable convertible preferred stock tranche liability, interest income and expense, foreign currency translation gains and losses, and various income or expense items of a non-recurring nature.

Results of Operations

Summary of the three months ended March 31, 2020 and 2019

	Three Months Ended March 31,		Dollar Change
	2020	2019
	(in thousands)
Operating expenses:
Research and development	$2,818	$3,542	$(724)
General and administrative	1,271	587	684

Total operating expenses	4,089	4,129	(40)

Loss from operations	(4,089)	(4,129)	40
Interest expense-related party	(6)	(9)	3
Other income, net	125	32	93
Change in fair value of redeemable convertible preferred stock tranche liability	(1,179)	(31)	(1,148)

Total other expense, net	(1,060)	(8)	(1,052)

Net loss	$(5,149)	$(4,137)	$(1,012)

Research and development

The following tables show Chinook’s research and development expenses by program and category for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020	2019
	(in thousands)
Product candidates:
Atrasentan	$835	$—
CHK-336	864	1,003
Other	951	149
Discovery research and other development costs	168	2,390

Total research and development expenses	$2,818	$3,542

	Three Months Ended March 31,
	2020	2019
	(in thousands)
Purchase of intellectual property and know-how	$—	$2,000
Payroll and personnel costs	854	448
Contract research	751	465
Consulting and outside services	709	181
Supplies used in research and development	281	185
Other	223	263

Total research and development expenses	$2,818	$3,542

Research and development expenses decreased by $0.7 million, to $2.8 million for the three months ended March 31, 2020 from $3.5 million for the three months ended March 31, 2019. The decrease was due to $2.0 million of expense in the prior year quarter for the purchase of intellectual property and know-how from a related party to support the company’s CHK-336, and discovery research programs. This decrease was partially offset by increased spending of $0.5 million for consulting and outside services, and $0.4 million in payroll and personnel expenses, including salaries, benefits and stock-based compensation expenses, and $0.3 million for contract research, and $0.1 million for research and development supplies, due to increased headcount of employees involved in research and development activities.

General and administrative

General and administrative expenses increased by $0.7 million, to $1.3 million for the three months ended March 31, 2020 from $0.6 million for the three months ended March 31, 2019. The increase was due to an increase of $0.5 million in payroll and personnel expenses, including salaries, benefits and stock-based compensation expenses, for non-research and development employees and $0.2 million for rent and facilities related expenses.

Other expense, net

Other expense, net increased by $1.0 million for the three months ended March 31, 2020 from $0 for the three months ended March 31, 2019. The increase was due primarily to an increase of $1.1 million in the fair value of the redeemable convertible preferred stock tranche liability.

Summary of the year ended December 31, 2019 and the period from November 1, 2018 (inception) to December 31, 2018

	Year ended December 31, 2019	Period from November 1, 2018 (inception) to December 31, 2018	Dollar Change
	(in thousands)
Operating expenses:
Research and development	$17,010	$534	$16,476
General and administrative	2,956	134	2,822

Total operating expenses	19,966	668	19,298

Loss from operations	(19,966)	(668)	(19,298)

Interest expense-related party	(33)	(3)	(30)
Other income (expense), net	299	(17)	316
Change in fair value of redeemable convertible preferred stock tranche liability	(26,819)	—	(26,819)

Net loss	$(46,519)	$(688)	$(45,831)

Research and development

For the year ended December 31, 2019, research and development expenses increased substantially compared to the period ended December 31, 2018 as it was Chinook’s first full year of operations, and the prior year reflected approximately two months of minimal startup expenses. The following tables summarize Chinook’s research and development expenses by category and program for the years ended December 31, 2019 and period ended December 31, 2018:

	Year ended December 31, 2019	Period from November 1, 2018 (inception) to December 31, 2018
	(in thousands)
Product candidates:
Atrasentan	$7,188	$—
CHK-336	4,491	141
Other	1,441	—
Discovery research and other development costs	3,890	393

Total research and development expenses	$17,010	$534

	Year ended December 31, 2019	Period from November 1, 2018 (inception) to December 31, 2018
	(in thousands)
Costs associated with license agreements	$6,937	$—
Contract research	2,332	155
Payroll and personnel costs	2,180	—
Purchase of intellectual property and know-how	2,000	—
Consulting and outside services	1,252	366
Supplies used in research and development	845	—
Rent and facilities costs	626	—
Other	838	13

Total research and development expenses	$17,010	$534

Research and development expenses increased by $16.5 million, to $17.0 million for the year ended December 31, 2019 from $0.5 million for the period ended December 31, 2018. A significant portion of the increase resulted from acquired research and development, including $6.7 million of upfront costs, paid in cash and common stock, for the in-license of the company’s lead development candidate atrasentan, and $2.0 million for purchases of intellectual property and know-how from a related party to support the company’s other research and development programs. The remainder of the increase was the result of Chinook ramping up its operations and having a full year of operations for the year ended December 31, 2019 compared to approximately two months of operations for the period ended December 31, 2018. Specifically, this included an increase of $2.2 million in payroll and personnel expenses, including salaries, benefits and stock-based compensation expenses related to the hiring of Chinook’s initial employees involved in research and development activities, $2.2 million for contract research, $0.9 million for consulting and outside services, $0.8 million for supplies and $0.6 million in rent and facilities cost.

General and administrative

General and administrative expenses increased by $2.8 million, to $3.0 million for the year ended December 31, 2019 from $0.1 million for the period ended December 31, 2018. The increase was primarily due to an increase of $1.3 million in payroll and personnel expenses, including salaries, benefits and stock-based compensation expenses, for non-research and development employees, $1.2 million of professional fees for legal, consulting, accounting, tax, recruiting and other services, and $0.3 million for rent and facilities related expenses.

Change in fair value of redeemable convertible preferred stock tranche liability

Change in fair value of redeemable convertible preferred stock tranche liability increased by $26.8 million, to $26.8 million for the year ended December 31, 2019 from $0 for the period ended December 31, 2018. The increase resulted from recognition of the fair value of the redeemable convertible preferred stock tranche liability associated with the issuance of Series A redeemable convertible preferred stock in February 2019.

Liquidity and Capital Resources

Sources of Liquidity

Since inception through March 31, 2020, Chinook’s operations have been financed primarily by net cash proceeds from the sale of its redeemable convertible preferred stock. As of March 31, 2020, Chinook had $22.0 million in cash and cash equivalents and an accumulated deficit of $52.4 million. Chinook expects that its research and development and general and administrative expenses will increase, and, as a result, Chinook anticipates that it will continue to incur increasing losses in the foreseeable future. Therefore, Chinook will need to raise additional capital to fund its operations, which may be through the issuance of additional equity or through borrowings, including in connection with the merger. As described above under the section titled “Recent Events,” immediately prior to the execution and delivery of the Merger Agreement, Chinook entered into a Note Purchase Agreement with certain investors named therein, pursuant to which the investors agreed to purchase, in the aggregate, $25.0 million in promissory notes convertible into securities of Aduro. The notes are convertible into securities issued in an equity financing transaction that closes concurrently with or within 30 days following the merger in which the aggregate gross purchase price paid to the combined company is no less than $15 million, or alternatively into shares of common stock of the combined company after closing of the merger based on the volume weighted average closing trading price of a share of Aduro common stock on Nasdaq for the five trading days ending the trading day immediately prior to the date such notes are converted, which must occur within 30 days following the merger.

Cash Flows

The following table summarizes Chinook’s cash flows for the periods indicated:

	Year ended December 31, 2019	Period from November 1, 2018 (inception) to December 31, 2018	Three Months Ended March 31,
			2020	2019
	(in thousands)
Cash used in operating activities	$(13,588)	$(1)	$(3,488)	$(2,274)
Cash used in investing activities	(758)	—	(22)	(25)
Cash provided by financing activities	25,686	1	14,467	19,886
Effect of exchange rate changes	17	—	(191)	(14)

Net increase in cash, cash equivalents and restricted cash	$11,357	$—	$10,766	$17,573

Cash flows from operating activities

Cash used in operating activities for the three months ended March 31, 2020 was $3.5 million, consisting of a net loss of $5.2 million, which was offset by the change in fair value of the redeemable convertible preferred stock tranche liability of $1.2 million and other adjustments, net, of $0.5 million.

Cash used in operating activities for the three months ended March 31, 2019 was $2.3 million, consisting of a net loss of $4.1 million, which was offset by changes in other operating assets and liabilities of $1.7 million and non-cash adjustments of $0.1 million.

Cash used in operating activities for the year ended December 31, 2019 was $13.6 million, consisting of a net loss of $46.5 million and changes in operating assets and liabilities of $0.3 million, which was offset primarily by the change in fair value for the redeemable convertible preferred stock tranche liability of $26.8 million, issuance of common stock valued at $6.0 million associated with the atrasentan license agreement, and other changes in other operating assets and liabilities, net of $0.1 million.

Cash used in operating activities for the period ended December 31, 2018 was immaterial, with the net loss of $0.7 million being offset by increases in accounts payable and other noncash items.

Cash flows from investing activities

Cash used in investing activities for all periods presented was related to purchases of property and equipment, primarily related to office and computer equipment.

Cash flows from financing activities

Cash provided by financing activities for all periods presented was related to proceeds from the issuance of redeemable convertible preferred stock, net of issuance costs and issuance of common stock.

Future Funding Requirements

Chinook has not generated any revenue from product sales, and does not know when, or if, it will generate any revenue from product sales. Chinook does not expect to generate any revenue from product sales unless and until it obtains regulatory approval of and commercializes any of its product candidates. At the same time, Chinook expects its expenses to increase in connection with its ongoing development activities, particularly as Chinook continues the research, development and clinical trials of, and seeks regulatory approval for, its product candidates. In addition, subject to obtaining regulatory approval of any of its product candidates, Chinook anticipates that it will need substantial additional funding in connection with its continuing operations. In addition to the remaining redeemable convertible preferred stock tranches, which will terminate upon closing of the merger, Chinook plans to continue to fund its operations and capital requirements through equity and/or debt financing, but there are no assurances that the company will be able to raise sufficient amounts of funding in the future on acceptable terms, or at all. As described above under the section titled “Recent Events,” immediately prior to the execution and delivery of the Merger Agreement, Chinook entered into a Note Purchase Agreement with certain investors named therein, pursuant to which the investors agreed to purchase, in the aggregate, $25.0 million in promissory notes convertible into securities of Aduro. The notes are convertible into securities issued in an equity financing transaction that closes concurrently with or within 30 days following the merger in which the aggregate gross purchase price paid to the combined company is no less than $15 million, or alternatively into shares of common stock of the combined company after closing of the merger based on the volume weighted average closing trading price of a share of Aduro common stock on Nasdaq for the five trading days ending the trading day immediately prior to the date such notes are converted, which must occur within 30 days following the merger.

As of March 31, 2020, Chinook had cash and cash equivalents of $22.0 million. In June 2020, Chinook entered into the Merger Agreement with Aduro. Chinook’s present capital resources are not sufficient to fund its planned operations for a 12-month period without the merger and convertible note financing transaction, and therefore, raise substantial doubt about Chinook’s ability to continue as a going concern.

Until Chinook can generate a sufficient amount of product revenue to finance its cash requirements, it expects to finance its future cash needs primarily through the issuance of additional equity, borrowings and strategic alliances with partner companies. To the extent that Chinook raises additional capital through the issuance of additional equity or convertible debt securities, the ownership interest of Chinook’s stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Chinook’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Chinook raises additional funds through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Chinook may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Chinook. If Chinook is unable to raise additional funds through equity or debt financings when needed, Chinook may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market product candidates to third parties that Chinook would otherwise prefer to develop and market itself.

Contractual Obligations and Other Commitments

The following table summarizes Chinook’s non-cancelable contractual obligations as of December 31, 2019 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
Operating lease obligations	$2,814	$433	$1,113	$346	$922
Financing lease obligations	215	64	151	—	—

Total contractual obligations	$3,029	$497	$1,264	$346	$922

This table does not include any milestone or royalty payments, which may become payable to third parties under agreements, as the timing and likelihood of such payments are not known.

AbbVie License Agreement

On December 16, 2019, Chinook entered into a license agreement, or the License Agreement, with AbbVie Ireland Unlimited Company, or AbbVie, which granted Chinook an exclusive license to atrasentan, an endothelin receptor antagonist, under AbbVie’s patent rights to develop and commercialize licensed products for the treatment of rare, severe chronic kidney diseases. Under the agreement, Chinook assumes all global development and commercialization responsibilities for atrasentan. In consideration of the license and rights granted under the License Agreement, Chinook made an upfront cash payment and issued 6,842,907 shares of common stock for total consideration of $6.7 million to AbbVie. Chinook concluded that this transaction should be accounted for as an asset purchase, and as such, recorded the associated expense which were included within research and development expenses on Chinook’s statements of operations and comprehensive loss, as the product candidate has not reached technological feasibility and does not have alternative future use. Under the License Agreement, Chinook is obligated to make contingent development, regulatory and commercial milestone payments, of up to a maximum of $135 million in the aggregate, as well as pay royalties on the worldwide net sales of licensed products ranging from upper-single-digit to high-teen percentages. Prior to entering this License Agreement, AbbVie was not a related party.

Other Contracts

Chinook enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing and other services. These contracts generally provide for termination upon notice, and therefore Chinook believes that its non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

Chinook has not entered into any off-balance sheet arrangements and does not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

Chinook is exposed to market risks in the ordinary course of its business. These risks primarily include interest rate and foreign currency exchange rate sensitivities. As of March 31, 2020, and December 31, 2019, Chinook had cash and cash equivalents of approximately $22.0 million and $11.2 million, respectively, which consisted primarily of bank deposit and money market funds. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of interest income have not been significant. Chinook’s exposure to foreign currency risk relates primarily to its Canadian operations, including payments to vendors and suppliers. Chinook currently does not hedge against foreign currency risk. If the Canadian dollar strengthens against the U.S. dollar, it can result in higher expenditures and have a negative impact on Chinook’s financial results. Chinook also maintains bank balances in Canadian dollars. If the Canadian dollar declines against the U.S. dollar, it can have a negative impact on Chinook’s financial positions. Foreign exchange losses for the period from November 1, 2018 (inception) to December 31, 2018 and the year ended December 31, 2019 were insignificant as the impact of changes in foreign exchange rates on Chinook’s foreign currency portfolio was offset by its impact on Chinook’s foreign currency denominated liabilities.

Critical Accounting Polices and Estimates

Chinook’s management’s discussion and analysis of financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Chinook to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, Chinook evaluates these estimates and judgments. Chinook bases its estimates on historical experience and on various assumptions that Chinook believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates. Chinook believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Accrued Research and Development Expenses

Chinook records accrued expenses for estimated costs of its research and development activities conducted by third-party service providers, which include the conduct of preclinical studies and clinical trials and contract manufacturing activities. Chinook records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and Chinook includes these costs in accrued liabilities in the consolidated balance sheets and within research and development expense in the consolidated statement of operations and comprehensive loss. These costs are a significant component of Chinook’s research and development expense. Chinook records accrued expenses for these costs based on the estimated amount of work completed and in accordance with agreements established with these third parties.

Chinook estimates the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. Chinook makes significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, Chinook adjusts its accrued estimates. Although Chinook does not expect its estimates to be materially different from amounts actually incurred, Chinook’s understanding of the status and timing of services performed, the number of patients enrolled and the rate of patient enrollment may vary from its estimates and could result in Chinook reporting amounts that are too high or too low in any particular period. Chinook’s accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers. To date, there have been no material differences from Chinook’s accrued expenses to actual expenses.

Estimated Fair Value of Redeemable Convertible Preferred Stock Tranche Liability

Chinook has a liability related to future tranche options for purchase of its Series A redeemable convertible preferred stock. Such redeemable convertible preferred stock tranche rights will terminate upon closing of the merger. The tranche options were accounted for as a liability at its estimated fair value at the inception of the obligation and is remeasured to fair value as of each balance sheet date, with the related re-measurement adjustment recognized as a component of other income (expense) in the consolidated statement of operations and comprehensive loss. The estimated fair value of the tranche options are determined using an option pricing model that considers the redeemable convertible preferred stock price, the exercise price of the option, the estimated time period the option would be outstanding, the volatility of the underlying stock, the risk-free interest rate associated with the life of the option, and the dividend yield of the underlying Series A redeemable convertible preferred stock. The value derived from the option pricing model is adjusted for the probability of the related milestones not being met. Chinook’s management uses its judgment to estimate many of these variables. Chinook will record adjustments to the estimated fair value of the redeemable convertible preferred stock tranche liability until the tranche options are exercised or expire.

Stock-based Compensation

Chinook recognizes noncash stock-based compensation expense related to stock-based awards to employees, non-employees and directors, including stock options, based on the fair value on the grant date using the Black-Scholes option pricing model. The related stock-based compensation is recognized as expense on a straight line-basis over the employee’s, non-employee’s or director’s requisite service period (generally the vesting period). Noncash stock compensation expense is based on awards ultimately expected to vest and is reduced by an estimate for future forfeitures. Forfeitures are recorded as incurred.

In determining the fair value of stock options, Chinook uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Fair Value of Common Stock—The fair value of the shares of common stock underlying stock options has historically been determined by Chinook’s board of directors. Because there has been no public market for its common stock, the board of directors exercises reasonable judgment and considers a number of objective and subjective factors to determine the best estimate of the fair value of Chinook’s common stock, including important developments in its operations, sales of redeemable convertible preferred stock, actual operating results and financial performance, the conditions in the life sciences industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of its common stock, among other factors.

Expected Term—Chinook’s expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) for employee options.

Expected Volatility—Since Chinook is privately held and does not have any trading history for its common stock, the expected volatility is estimated based on the average volatility for comparable publicly traded biotechnology companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, or stage in the product development life cycle.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Expected Dividend—Chinook has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, Chinook uses an expected dividend yield of zero.

Chinook accounts for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of options granted to non-employees is measured using the Black-Scholes option pricing model reflecting similar assumptions for employees except that the expected term is based on the options’ remaining contractual term instead of the simplified method in each of the reported periods. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

For the year ended December 31, 2019 and the period from November 1, 2018 to December 31, 2018, stock-based compensation expense was $95,000 and $0, respectively. For the three months ended March 31, 2020 and 2019, stock-based compensation expense was $100,000 and $10,000, respectively. As of March 31, 2020, Chinook had $3.5 million of total unrecognized stock-based compensation costs, net of estimated forfeitures, which it expects to recognize over a weighted-average period of 3.88 years.

Recent Accounting Pronouncements

See Note 3 to Chinook’s consolidated financial statements included elsewhere in this proxy statement/prospectus for information about recent accounting pronouncements, the timing of their adoption and Chinook’s assessment, to the extent it has made one yet, of their potential impact on Chinook’s financial condition or results of operations.

Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Chinook’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

In preparing Chinook’s consolidated financial statements as of and for the year ended December 31, 2019, and as of December 31, 2018 and for the period from November 1, 2018 (inception) through December 2018, management of Chinook identified material weaknesses in its internal control over financial reporting. The material weaknesses identified were as follows:

(i)

Chinook did not design or maintain an effective control environment commensurate with its financial reporting requirements due to lack of sufficient accounting professionals with the appropriate level of skill, experience and training commensurate with its financial reporting requirements. Additionally, the limited personnel resulted in Chinook’s inability to consistently establish appropriate authorities and responsibilities in pursuit of its financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in its finance and accounting functions. This contributed to additional material weaknesses;

(ii)

Chinook did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting reporting and disclosures, including controls over the preparation and review of account reconciliations, journal entries and period end financial reporting; and

(iii)

Chinook did not design and maintain controls over the operating effectiveness of information technology general controls for information systems that are relevant to the preparation of Chinook’s financial statements, specifically including controls over program change management; user access, including segregation of duties; and computer operations.

Remediation of Material Weaknesses in Internal Control over Financial Reporting

Chinook’s management, under the supervision of its Chief Executive Officer, has undertaken a plan to remediate the material weaknesses identified above. The remediation efforts summarized below, which are in the process of being implemented, are intended to address the identified material weaknesses.

(i)

Chinook has engaged a consultant, serving as temporary Chief Financial Officer, and is actively seeking to hire a permanent Chief Financial Officer, whose responsibilities include working with existing employees and third-party consultants to improve the design, implementation, execution and supervision of the company’s internal control over financial reporting;

(ii)

Chinook will develop formal accounting policies, procedures and controls, including preparation and review of account reconciliations, review of journal entries and controls over period end financial reporting, as well as information technology general controls;

(iii)	Chinook will seek to recruit and hire additional accounting personnel with appropriate experience, certification, education and training; and

(iv)	Chinook will assign responsibilities among its staff to ensure appropriate segregation of duties.

The combined company cannot assure you that the material weaknesses identified at Chinook will be remediated by the combined company on the timelines currently anticipated by Chinook, or at all, and/or that there will not be additional material weaknesses or significant deficiencies in the combined company’s internal control over financial reporting in the future.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Executive Officers and Directors of the Combined Company Following the Merger

The combined company’s board of directors will initially be fixed at seven members, consisting of (i) two (2) current Aduro board members, namely Ross Haghighat and William M. Greenman, (ii) three (3) current Chinook board members, namely Eric Dobmeier, Jerel Davis and Srinivas Akkaraju, and (iii) two (2) members to be determined by mutual agreement by a majority of the Aduro board designees and the Chinook board designees, each of whom shall meet Nasdaq’s independence requirements. The staggered structure of the current Aduro board of directors will remain in place for the combined company following the completion of the merger. The Aduro board of directors has determined that each of the directors other than Mr. Dobmeier meet the Nasdaq independence requirements.

The following table lists the names and ages, as of June 30, 2020, and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the merger:

Name	Age	Position
Executive Officers:
Eric L. Dobmeier	51	President, Chief Executive Officer and Director
Tom Frohlich	44	Chief Business Officer
Alan Glicklich, M.D.	59	Chief Medical Officer
Andrew King, BVMS, Ph.D.	41	Head of Renal Discovery and Translational Medicine

Non-Employee Directors:
Srinivas Akkaraju, M.D., Ph.D.	52	Director
Jerel Davis, Ph.D.	43	Director
William M. Greenman	53	Director
Ross Haghighat	56	Director

Executive Officers

Eric L. Dobmeier has served as the President, Chief Executive Officer and member of the board of directors of Chinook Therapeutics, Inc. since April 2019. From January 2018 to June 2018, Mr. Dobmeier served as President and Chief Executive Officer of Silverback Therapeutics, Inc. Prior to joining Silverback Therapeutics, from 2002 to December 2017, Mr. Dobmeier held positions of increasing responsibility at Seattle Genetics, Inc., a publicly traded biotechnology company, most recently as Chief Operating Officer from June 2011 to December 2017. Prior to joining Seattle Genetics, Mr. Dobmeier was an attorney with the law firms of Venture Law Group and Heller Ehrman LLP, where he represented technology companies in connection with public and private financings, mergers and acquisitions and corporate partnering transactions. Mr. Dobmeier currently serves on the boards of directors of Atara Biotherapeutics, Inc., a publicly traded biotechnology company, where he has served since 2015, and Adaptive Biotechnologies Corporation, a publicly traded life sciences equipment company, where he has served since 2016. Mr. Dobmeier previously served on the boards of directors of Stemline Therapeutics from 2012 to 2018 and Versartis from 2017 to 2018, each a publicly traded biopharmaceutical company. He received an A.B. in History from Princeton University and a J.D. from the University of California, Berkeley School of Law. Aduro believes Mr. Dobmeier’s legal, business development and operating experience, knowledge of the Chinook business, years of senior management experience at a public biotechnology company and his service as a director of other biopharmaceutical companies provide him with the qualifications and skills to serve as a director of the combined company.

Tom Frohlich has served as the Chief Business Officer of Chinook Therapeutics, Inc. since January 2019. Since April 2018, Mr. Frohlich has also served as an Operating Principal and subsequently as an Entrepreneur in

Residence at Versant Ventures, a healthcare investment firm. From April 2018 to December 2018, Mr. Frohlich served as the Senior Vice President of Business Development at Inception Sciences, Inc., a drug discovery engine co-founded with Versant Ventures. Prior to joining Inception Sciences, from 2014 to 2018, Mr. Frohlich held positions of increasing responsibility at Arbutus Biopharma (formerly Tekmira Pharmaceuticals), a publicly traded biopharmaceutical company, most recently as Vice President of Business Development from January 2016 through March 2018. Prior to joining Arbutus Biopharma, Mr. Frohlich worked internationally at Johnson & Johnson, a publicly traded pharmaceutical and consumer packaged goods company, from September 2007 through January 2014, and at Merck & Co., a publicly traded pharmaceutical company, from June 1998 through June 2006, in various roles leading commercial strategy across all stages of product development. Mr. Frohlich received a B.Sc. in Biochemistry from the University of Victoria and an M.B.A. from the University of Oxford.

Alan Glicklich, M.D. has served as the Chief Medical Officer of Chinook Therapeutics, Inc. since April 2020. From June 2015 through April 2020, Dr. Glicklich served as the Chief Medical Officer at Bird Rock Bio, a private biotechnology company focused on clinical development of monoclonal antibodies. Prior to joining Bird Rick Bio, Dr. Glicklich served as the Vice President of Clinical Development at Arena Pharmaceuticals, a publicly traded biopharmaceutical company, from January 2014 through September 2015, and as the Vice President of Clinical Affairs of Savient Pharmaceuticals from January 2013 through October 2013. Dr. Glicklich has also served in senior clinical roles at Mitsubishi-Tanabe Development America, Bristol Myers Squibb, Sanofi-Aventis and Regeneron. Dr. Glicklich received a B.A. in Biology from the University of Chicago, an M.D. from the University of Wisconsin-Madison and an M.B.A. from Emory University.

Andrew King, BVMS, Ph.D. has served as the Head of Renal Discovery and Translational Medicine of Chinook Therapeutics, Inc. since May 2019. From August 2018 through May 2019, Dr. King served as the Executive Vice President of Discovery at BIOAGE Labs, a private biotechnology company. From August 2015 through August 2018, Dr. King served as the Senior Director of Discovery and Translational Biology at Ardelyx, Inc., a publicly traded biotechnology company, where he focused on delivering small molecule candidates for the treatment of cardio-renal diseases. Prior to Ardelyx, Inc., Dr. King was a Principal Research Scientist at AbbVie Inc., a publicly traded biopharmaceutical, from January 2013 through August 2015, where he led the Renal Discovery scientific strategy to treat chronic kidney disease. From March 2008 to December 2012, Dr. King held positions of increasing responsibility at Abbott Laboratories, a publicly traded biotechnology company. Andrew received a B.Sc. in Veterinary Biology from Murdoch University in Australia, a BVMS from Murdoch University in Australia and a Ph.D. in Pharmacology from Michigan State University.

Non-Employee Directors

Srinivas Akkaraju, M.D., Ph.D. has served as a member of the board of directors of Chinook since July 2019. Dr. Akkaraju is currently the Managing General Partner and Founder of Samsara BioCapital, a venture capital company focused on innovative therapeutics, and has held such positions since Samsara Capital’s founding in March 2017. From April 2013 to June 2016, Dr. Akkaraju served as a General Partner and then a Senior Advisor of Sofinnova Ventures, a venture capital firm focused on the life sciences industry. From January 2009 until April 2013, Dr. Akkaraju served as Managing Director of New Leaf Venture Partners. Prior to New Leaf Venture Partners, Dr. Akkaraju served as a Managing Director at Panorama Capital, LLC, a private equity firm which he co-founded. Prior to Panorama Capital, Dr. Akkaraju held several executive and management positions with J.P. Morgan Partners, which he joined in 2001 and of which he became a Partner in 2005. From October 1998 to April 2001, Dr. Akkaraju was in Business and Corporate Development at Genentech, Inc. (now a wholly owned member of The Roche Group), a publicly traded biotechnology company, most recently as Senior Manager. Dr. Akkaraju has served as a director of Seattle Genetics, Inc. since June 2003, Intercept Pharmaceuticals, Inc. since October 2012 and Syros Pharmaceuticals, Inc. since June 2017, each a publicly traded biotechnology company. During the prior five years, Dr. Akkaraju served as a director on the boards of Aravive, Inc. (formerly Versartis, Inc.), aTyr Pharma, Inc., Principia Biopharma Inc. and ZS Pharma, Inc., each a publicly traded biotechnology company. Dr. Akkaraju received a B.S. in Biochemistry and Computer Science from Rice University and an M.D. and Ph.D. in Immunology from Stanford University. Aduro believes

Dr. Akkaraju’s extensive experience in the biotechnology industry as an executive officer and director provides him with the qualifications and skills to serve on the board of directors of the combined company.

Jerel Davis, Ph.D. has served on the board of directors of Chinook since December 2018. Since June 2011, Dr. Davis has been at Versant Venture Management, LLC, a healthcare investment firm, where he has been a Managing Director since April 2016. Prior to Versant, Dr. Davis was an associate principal at McKinsey & Company from January 2006 through June 2011, working in the U.S., Canada, Europe and China healthcare markets. Dr. Davis has served on the board of directors of Repare Therapeutics, a publicly traded precision oncology company, since September 2016. Dr. Davis currently serves on the board of directors of several private companies. Dr. Davis received a B.S. in Mathematics and Biology from Pepperdine University and a Ph.D. in Population Genetics from Stanford University. Aduro believes that Dr. Davis’ broad experience in the life sciences industry as an investor qualifies him to serve on the board of directors of the combined company.

William M. Greenman has served as a member of the board of directors of Aduro since June 2010. Mr. Greenman has served as the President, Chief Executive Officer and a member of the board of directors of Cerus Corporation, a publicly traded biomedical products company, since April 2011. Since joining Cerus Corporation in 1995, Mr. Greenman has served in several executive and management positions, including as the Chief Business Officer and President of Cerus Europe. Prior to Cerus Corporation, Mr. Greenman worked in various marketing and business development positions in the Biotech Division of Baxter International Inc., a publicly traded medical equipment company, from 1991 to 1995. Mr. Greenman received a B.A.S. in Biological Sciences and Economics from Stanford University. Aduro believes Mr. Greenman’s extensive experience holding executive positions and knowledge of the biomedical industry provides him with the qualifications and skills to serve on the board of directors of the combined company.

Ross Haghighat has served as a member of the board of directors of Aduro since 2009. Mr. Haghighat founded Triton Systems, Inc., a product venturing company, in May 1992, and has served as its the Chairman and Chief Executive Officer and member of the board of directors since 2009. Mr. Haghighat has served as a member of the board of directors of CITIC Capital Acquisition Corp. since May 2020, and currently serves on the board of directors of several private companies. Mr. Haghighat received a B.S. in Material Science and a M.S. in Organometallic Chemistry from Rutgers University and an M.B.A. from Boston College. Aduro believes Mr. Haghighat’s extensive experience in the biotechnology field as an executive officer and director provides him with the qualifications and skills to serve on the board of directors of the combined company.

Election of Officers

Chinook’s executive officers are appointed by, and serve at the discretion of, Chinook’s board of directors. There are no family relationships among any of Chinook’s directors or executive officers.

Board of Directors of the Combined Company Following the Merger

Aduro’s board of directors currently consists of seven directors divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the combined company following the completion of the merger.

It is anticipated that these directors will be appointed to the three staggered director classes of the combined company board of directors as follows:

•	Class I directors (term ending 2022): ; ; and .

•	Class II directors (term ending 2023): ; ; and .

•	Class III directors (term ending 2021) : ; ; and .

There are no family relationships among any of the proposed combined company directors and officers.

Committees of the Board of Directors

Aduro’s board of directors currently has the following standing committees: audit committee, compensation committee, nominating and corporate governance committee and science and technology committee. Following the completion of the merger the combined company will continue to have the following standing committees: audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee

Aduro’s audit committee oversees its corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints its independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of Aduro’s quarterly consolidated financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent registered accounting firm on Aduro’s engagement team in accordance with requirements established by the SEC;

•

is responsible for reviewing Aduro’s consolidated financial statements and its management’s discussion and analysis of financial condition and results of operations to be included in its annual and quarterly reports to be filed with the SEC;

•	reviews Aduro’s critical accounting policies and estimates;

•

reviews, with Aduro’s independent registered public accounting firm and management, significant issues that may arise regarding Aduro’s accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of Aduro’s financial controls;

•	considers and approves or disapproves all related party transactions;

•	reviews the audit committee charter and the committee’s and its member’s performance at least annually; and

•	establishes procedures for the receipt, retention and treatment of complaints received by Aduro regarding financial controls, accounting or auditing matters.

The audit committee of the combined company is expected to retain these duties and responsibilities following the completion of the merger.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the audit committee. To qualify as independent to serve on the combined company’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the combined company, other than for service as a director, or be an affiliated person of the combined company. Aduro and Chinook believe that, following the completion of the merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

Aduro’s compensation committee oversees policies relating to compensation and benefits of its officers and employees. Among other matters, the compensation committee:

•

determines the compensation and other terms of employment of Aduro’s executive officers and reviews and recommends to the independent directors corporate performance goals and objectives relevant to such compensation;

•	reviews and recommends to the independent directors the compensation, performance goals, objects relevant to compensation and other terms of employment for Aduro’s chief executive officer;

•	reviews and recommends to the full board the compensation for Aduro’s directors;

•

evaluates and administers the equity incentive plans, compensation plans and similar programs advisable for Aduro, as well as reviews and recommends to its board of directors the adoption, modification or termination of such plans and programs;

•	establishes policies with respect to equity compensation arrangement;

•

reviews with management disclosures under the caption “Compensation Discussion and Analysis,” when and as required by applicable rules and regulations of the SEC, and recommends to the full board its inclusion in Aduro’s periodic reports to be filed with the SEC;

•	administers Aduro’s equity compensation plans, pension and profit-sharing plans, deferred compensation and other similar plans and program; and

•	reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the compensation committee. Each member of the combined company’s compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. Aduro and Chinook believe that, following the completion of the merger, the composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq.

Nominating and Corporate Governance Committee

The nominating and corporate governance:

•	interviews, evaluates, nominates and recommends to the board of directors candidates for directorships;

•	performs periodic reviews of the performance of each member of the entire board of directors and its committees and recommends areas for improvement to the board and Aduro’s management;

•	oversees the corporate governance policies and reporting and makes recommendations to the board of directors concerning governance matters; and

•

reviews and evaluates, at least annually, the performance of the nominating and corporate governance committee and its members, including compliance by the nominating and corporate governance committee with its charter.

The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the nominating and corporate governance committee. Aduro and Chinook believe that, after the completion of the merger, the composition of the nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq.

Compensation Committee Interlocks and Insider Participation

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the compensation committee. Each member of the compensation committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the merger.

Non-Employee Director Compensation

Prior to the merger, Chinook did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on its board of directors or committees of its board of directors, nor did any non-employee director receive any compensation for serving on Chinook’s board of directors, except for Mr. Caldwell and Mr. Klassen who each receive an annual payment of $30,000. In connection with closing of the merger, it is expected that the combined company will provide compensation to non-employee directors that is consistent with Aduro’s current practices, however, these director compensation policies may be re-evaluated by the combined company and the compensation committee following the completion of the merger and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and equity compensation in the form of a stock option grant.

Aduro’s board of directors has adopted a non-employee director compensation policy pursuant to which Aduro compensates non-employee directors with a combination of cash and equity. Aduro’s director compensation policy was amended in March 2019 following a competitive assessment of peer non-employee director compensation practices, and such amendments were intended to position Aduro’s program closer to the market median. The annual cash compensation contained in this policy, set forth below, is payable in equal quarterly installments, in arrears following the end of each quarter in which service occurred, prorated for any months of partial service. Eligible directors may annually elect, in writing, to receive their annual cash compensation in the form of stock options. Such stock options are granted on the date of the annual meeting of stockholders and vest monthly over one year from the date of grant.

•	Annual Board Service Retainer:

•	Non-employee directors other than the non-executive chairperson: $40,000

•	Non-executive chairperson: $65,000

•	Annual Committee Service Retainer (Chair):

•	Chair of the Audit Committee: $15,000

•	Chair of the Compensation Committee: $12,000

•	Chair of the Nominating and Corporate Governance Committee: $8,000

•	Annual Committee Service Retainer (Non-Chair):

•	Audit Committee: $7,500

•	Compensation Committee: $6,000

•	Nominating and Corporate Governance Committee: $4,000

•	Science and Technology Committee: $10,000

Aduro’s non-employee director compensation policy also provides for equity compensation to each non-employee director as follows:

•

Initial Grant: At the time he or she joins Aduro’s board of directors, each new non-employee director will receive an initial stock option grant to purchase 60,000 shares of Aduro’s common stock. One-third of the shares subject to the initial grant vest on the first anniversary of the grant date and the remainder vest in eight equal quarterly installments thereafter such that the initial grant is fully vested on the third anniversary of the date of grant, subject to the director’s continuous service on each applicable vesting date.

•

Annual Grant: Each non-employee director will also be granted an option to purchase 30,000 shares of Aduro’s common stock on the date of each annual meeting of stockholders. The annual stock option grant vests in four equal quarterly installments following the grant date such that the annual grant is fully vested on the first anniversary of the grant date, subject to the director’s continuous service on each applicable vesting date.

All options granted to Aduro’s non-employee directors under the policy will vest in full upon the completion of a change in control.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Chinook’s and Aduro’s directors and executive officers, including those discussed in the sections titled “Management Following the Merger,” “Chinook Executive Compensation” and “Aduro Executive Compensation,” the following is a description of each transaction involving Aduro since January 1, 2017, each transaction involving Chinook since November 1, 2018 (inception) and each currently proposed transaction in which:

•	either Chinook or Aduro has been or are to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of Chinook’s or Aduro’s total assets, as applicable; and

•

any of Chinook’s or Aduro’s directors, executive officers or holders of more than 5% of Chinook’s or Aduro’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Chinook Transactions

Series A Convertible Preferred Stock Financing

In three closings in February 2019, July 3, 2019 and February 5, 2020, Chinook sold an aggregate of 40,500,000 shares of its Series A convertible preferred stock at a purchase price of $1.00 per share for an aggregate purchase price of approximately $40.2 million net of issuance costs. Each share of Chinook Series A convertible preferred stock will convert automatically into one share of Chinook immediately prior to the completion of the merger.

The purchasers of Chinook Series A convertible preferred stock are entitled to specified registration rights. The following table summarizes the Series A convertible preferred stock purchased by members of Chinook’s board of directors or their affiliates and holders of more than 5% of Chinook’s outstanding capital stock. The terms of these purchases were the same for all purchasers of Chinook’s Series A convertible preferred stock. Please refer to the section titled “Principal Stockholders of Chinook” for more details regarding the shares held by these entities.

Name of Stockholder	Purchased Shares of Series A Convertible Preferred Stock		Total Purchase Price ($)
Apple Tree Partners IV, L.P.(1)	10,384,615		10,384,615
Samsara BioCapital, L.P.(1)	9,346,154		9,346,154
Versant Entities(1)	20,769,231	(2)	20,769,231

(1)	Each of Apple Tree Partners VI, L.P., Samsara BioCapital, L.P. and the Versant Entities holds more than 5% of Chinook’s outstanding capital stock.
(2)

Consists of 12,461,538 shares of Chinook Series A convertible preferred stock held by Versant Venture Capital VII, L.P, 1,908,233 shares of Chinook Series A convertible preferred stock held by Versant Voyageurs I Parallel, L.P. and 6,399,460 shares of Chinook Series A convertible preferred stock held by Versant Voyageurs I, L.P.

Investors’ Rights Agreement

Chinook has entered into an investors’ rights agreement, dated July 3, 2019, or the IRA, with certain holders of Chinook Series A convertible preferred stock, including Apple Tree Partners IV, L.P., Samsara BioCapital, L.P. and the Versant Entities. These stockholders are entitled to rights with respect to the registration of their shares following the merger under the Securities Act.

Demand Registration Rights

Beginning 180 days after the completion of the merger, or the Registration Rights Commencement Date, if the combined company receives a request from holders of a majority of the registrable securities then outstanding that the combined company file a Form S-1 registration statement with respect to such majority of the registrable securities, then the combined company is obligated to provide notice of such request to all holders of registration rights within ten days, file a Form S-1 registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders within 20 days. The combined company is only required to file two registration statements that are declared effective upon exercise of these demand registration rights. The combined company may postpone taking action with respect to such filing not more than once during any 12-month period for a period of not more than 90 days, if after receiving a request for registration, the combined company furnishes to the holders requesting such registration a certificate signed by the combined company’s Chief Executive Officer stating that, in the good faith judgment of the combined company’s board of directors, it would be materially detrimental to the combined company and its stockholders.

Form S-3 Registration Rights

If at any time on or after the Registration Rights Commencement Date, the combined company receives a request from holders of registrable securities that the combined company file a Form S-3 registration statement with respect to outstanding registrable securities of such holders having an anticipated aggregate net offering price of at least $5.0 million, then the combined company will be obligated to provide notice of such request to all holders of registration rights within ten days and file a Form S-3 registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered within 20 days.

Piggyback Registration Rights

If the combined company registers any of its securities for public sale, holders of then-outstanding registrable securities will have the right to include their registrable securities in the registration statement. In an underwritten offering, if the total number of securities requested by stockholders to be included in the offering exceeds the number of securities to be sold (other than by the combined company) that the underwriters determine in their reasonable discretion is compatible with the success of the offering, then the combined company will be required to include only that number of securities that the underwriters and the combined company, in its sole discretion, determine will not jeopardize the success of the offering. If the underwriters determine that less than all the securities requested to be registered can be included in the offering, the number of shares to be registered will be apportioned pro rata among the selling holders, according to the total number of registrable securities owned by each holder, or in a manner mutually agreed upon by all such selling holders. However, the number of shares to be registered by these holders cannot be reduced unless all other securities (other than the securities to be sold by the combined company) are excluded entirely and may not be reduced below 30% of the total number of securities included in such offering, except for in connection with an initial public offering, in which case the underwriters may exclude these holders entirely.

Expenses of Registration Rights

The combined company generally will pay all expenses, other than underwriting discounts, selling commissions and stock transfer taxes incurred in connection with each of the registrations described above, including the fees and disbursements, not to exceed $35,000, of one counsel for the selling holders.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earliest to occur of (a) at such time that all of the holder’s registrable securities can be sold without limitation in any three-month period without registration in compliance with Rule 144 or a similar exemption under the Securities Act and (b) the third anniversary of the closing of the merger.

Inception Sciences Transactions

In November 2018, Chinook entered into a services agreement with an entity affiliated with Versant Ventures under which such party provides Chinook with office space, equipment furniture, and other services, including outsourced personnel and support services, which are billed to Chinook at cost plus 10% markup. Certain payments for office space and equipment are accounted for as leases and disclosed in Note 15 to the Chinook consolidated financial statements. During the year ended December 31, 2019 and the period from November 1, 2018 (inception) through December 31, 2018, Chinook paid $4.1 million and $0, respectively, to such entity for office space, equipment, and other support services. Chinook owed this related party $0.7 million and $0.6 million, which were included in accounts payable and accrued and other current liabilities as of December 31, 2019, and 2018, respectively.

In March 2019, Chinook entered into an asset purchase agreement with this entity to acquire certain research and development assets and paid this related party $2.0 million for these assets on December 31, 2019.

During 2019, Chinook entered into an agreement with Apple Tree Partners IV, L.P. to purchase intellectual property. Chinook issued 1,500,000 shares of common stock with a value of approximately $0.2 million for such intellectual property in 2019 and there were no accounts payable due to this stockholder as of December 31, 2019.

Equity Grants to Executive Officers and Directors

Chinook has granted stock options to its executive officers and certain directors, as more fully described in the sections titled “Chinook Executive Compensation” and “Management Following the Merger—Non-Employee Director Compensation,” respectively.

Director and Executive Officer Compensation

Please see the sections titled “Management Following the Merger—Non-Employee Director Compensation” and “Chinook Executive Compensation” for information regarding the compensation of Chinook’s directors and executive officers.

Employment Agreements

Chinook has entered into employment agreements with certain of its executive officers. For more information regarding these agreements, see the section titled “Chinook Executive Compensation—Employment Arrangements.”

Indemnification Agreements

In connection with the merger, the combined company intends to enter into new indemnification agreements with each of the combined company’s directors and executive officers. The indemnification agreements, Aduro’s restated certificate of incorporation and Aduro’s restated bylaws will require the combined company to indemnify its directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, Aduro’s restated bylaws also require it to advance expenses incurred by the combined company’s directors and officers.

Aduro Transactions

For a discussion of certain relationships and related party transactions, see the section titled the sections titled “Certain Relationships and Related Party Transactions” contained in Aduro’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 24, 2020, which is incorporated by reference into this proxy/statement prospectus. See “Where You Can Find More Information” beginning on page 246 of this proxy statement/prospectus.

COMPARISON OF RIGHTS OF HOLDERS OF ADURO CAPITAL STOCK AND CHINOOK CAPITAL STOCK

If the merger is completed, Chinook stockholders will receive shares of Aduro common stock, pursuant to the terms of the Merger Agreement. Immediately prior to the closing of the merger, Aduro’s certificate of incorporation will be amended to effect the reverse stock split, as set forth in the form of certificate of amendment attached as Annex I to this proxy statement/prospectus. In addition, after the completion of the merger, Aduro’s certificate of incorporation will be amended to change its corporate name to “Chinook Therapeutics, Inc.,” together the Charter Amendments.

Aduro and Chinook are both incorporated under the laws of the State of Delaware. The rights of Aduro stockholders and Chinook stockholders are generally governed by the DGCL. Upon completion of the merger, Chinook stockholders will become Aduro stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Aduro and the certificate of incorporation of Aduro, as amended.

The material differences between the current rights of Chinook stockholders under the Chinook amended and restated certificate of incorporation and bylaws and their rights as Aduro stockholders, after the merger, under the Aduro amended and restated certificate of incorporation and the amended and restated bylaws, both as will be in effect immediately following the completion of the merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Aduro or Chinook before the merger and being an Aduro stockholder following the completion of the merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 246 of this proxy statement/prospectus.

Aduro	Chinook
Organizational Documents

The rights of Aduro stockholders are governed by Aduro’s amended and restated certificate of incorporation, Aduro’s amended and restated bylaws and the DGCL.	The rights of Chinook stockholders are governed by Chinook’s amended and restated certificate of incorporation, Chinook’s bylaws and the DGCL.

Authorized Capital Stock

Aduro is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Aduro is authorized to issue is 310,000,000, of which 300,000,000 shares are common stock, par value $0.0001 per share, and 10,000,000 shares are preferred stock, par value $0.0001 per share. The number of authorized shares of Aduro preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of Aduro entitled to vote thereon, without a separate vote of the holders of Aduro preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Aduro preferred stock. The number of authorized shares of	Chinook is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Chinook is authorized to issue is 152,000,000, of which 87,000,000 shares are common stock, par value $0.0001 per share, and 65,000,000 shares are preferred stock, par value $0.0001 per share. The number of authorized shares of Chinook preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of holders of the Requisite Holders (as defined in Chinook’s amended and restated certificate of incorporation), and under certain circumstances, the affirmative vote of the holders of at least sixty-five percent (65%) of the outstanding shares of Series A Preferred Stock, voting separately as a class, under

Aduro	Chinook
common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of common stock, subject to the provisions of Section 242(b)(2) of the DGCL.	certain circumstances, without a separate vote of the holders of Chinook preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Chinook preferred stock. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the Requisite Holders (as defined in Chinook’s amended and restated certificate of incorporation) and the holders of a majority of capital stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock

Aduro’s authorized common stock consists of 300,000,000 shares of common stock.

Each holder of a share of Aduro common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Chinook’s authorized common stock consists of 87,000,000 shares of common stock.

Each holder of a share of Chinook common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Preferred Stock

Aduro’s authorized preferred stock consists of 10,000,000 shares of preferred stock. No shares of Aduro preferred stock are currently outstanding.	Chinook’s authorized preferred stock consists of 65,000,000 shares of preferred stock, all of which is designated “Series A Preferred Stock. 40,500,000 shares of Chinook preferred stock are currently outstanding.

Number and Qualification of Directors

The Aduro board of directors consists of one or more members, and the number of directors is fixed from time to time by resolution of the Aduro board of directors. The Aduro board of directors currently consists of seven members. No decrease in the authorized number of directors constituting the Aduro board of directors will shorten the term of any incumbent director. Directors of Aduro need not be stockholders of Aduro.	The Chinook board of directors consists of one or more members, and the number of directors is fixed from time to time by resolution of the Chinook board of directors. The Chinook board of directors currently consists of six members, and one vacancy. No decrease in the authorized number of directors constituting the Chinook board of directors will shorten the term of any incumbent director. Directors of Chinook need not be stockholders of Chinook.

Structure of Board of Directors; Term of Directors; Election of Directors

Other than any directors elected by the separate vote of the holders of any series of Aduro preferred stock, the Aduro board of directors is divided into three classes, designated as Class I, Class II and Class III, respectively. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the Aduro board of directors. At the first annual meeting of stockholders following the effectiveness of Aduro’s initial public offering, the term of office of the Class I directors expired and Class I directors were elected for a full term of three years. At the second annual meeting of	The holders of record of shares of Series A Preferred Stock, exclusively and as a separate class, are entitled to elect four directors of the Chinook board of directors. The holders of record of shares of Common Stock, exclusively and as a separate class, are entitled to elect one director of the Chinook board of directors. If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall

Aduro	Chinook
stockholders following Aduro’s initial public offering, the term of office of the Class II directors expired and Class II directors were elected for a full term of three years. At the third annual meeting of stockholders following Aduro’s initial public offering, the term of office of the Class III directors expired and Class III directors were elected for a full term of three years. At each succeeding annual meeting of stockholders, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.	remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), exclusively and together as a single class, shall be entitled to elect the balance of the total number of directors of Chinook. The members of the board of directors serve on the Chinook board of directors until their successors are duly elected and qualified or until their earlier death, resignation, disqualification, or removal.

Removal of Directors

Subject to the special rights of the holders of one or more series of Aduro preferred stock to elect directors, or except as otherwise provided by the DGCL, the Aduro board of directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then outstanding shares of voting stock of Aduro entitled to vote at an election of directors.

No decrease in the authorized number of directors constituting the Aduro board of directors will shorten the term of any incumbent director.

Subject to the special rights of the holders of one or more series of Chinook preferred stock to elect directors, or except as otherwise provided by the DGCL or the Chinook amended and restated certificate of incorporation, the Chinook board of directors or any individual director may be removed from office at any time, but only for cause unless (i) such removal is directed or approved by the affirmative vote of the person or groups with the right to designate the applicable directors, or (ii) the person or groups originally entitled to designate or approve such director is no longer so entitled to designate or approve such director.

Vacancies on the Board of Directors

Any director may resign at any time upon notice in writing or electronic transmission to Aduro’s Secretary. Such resignation will specify whether it will be effective at a particular time. If no such specification is made, the Secretary, in his or her discretion, may either require confirmation from the director prior to deeming the resignation effective, in which case the resignation will be deemed effective upon receipt of such confirmation, or deem the resignation effective at the time of delivery of the resignation to the Secretary.	Any director may resign at any time upon notice in writing or electronic transmission to Chinook’s Secretary. Such resignation will specify whether it will be effective at a particular time. If no such specification is made, the Secretary, in his or her discretion, may either require confirmation from the director prior to deeming the resignation effective, in which case the resignation will be deemed effective upon receipt of such confirmation, or deem the resignation effective at the time of delivery of the resignation to the Secretary.

If one or more directors resigns from the Aduro board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations will become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place will be vacated and until his successor is duly elected and qualified.	If one or more directors resigns from the Chinook board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations will become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place will be vacated and until his successor is duly elected and qualified.

Aduro	Chinook
Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Aduro preferred stock, any vacancies resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, will, unless the Aduro board of directors determines by resolution that any such vacancies or newly created directorships will be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor is elected and qualified.	Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Chinook preferred stock, any vacancies resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, will, unless the Chinook board of directors determines by resolution that any such vacancies or newly created directorships will be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor is elected and qualified.

Stockholder Action by Written Consent

No action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with Aduro’s amended and restated bylaws, and no action may be taken by the stockholders by written consent or by electronic transmission.	Action may be taken by the stockholders at an annual or special meeting of stockholders called in accordance with Chinook’s amended and restated bylaws, or by the written consent or electronic transmission of the Chinook stockholders entitled to vote thereon.

Quorum

Unless otherwise provided by law, Aduro’s amended and restated certificate of incorporation, or Aduro’s amended and restated bylaws, at each meeting of stockholders the holders of a majority of the shares of stock entitled to vote at the meeting, present in person, by remote communication, if applicable, or represented by proxy, will constitute a quorum for the transaction of business. If a quorum fails to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person, by remote communication, if applicable, or by proxy, at the meeting may adjourn or recess the meeting.	Unless otherwise provided by law, Chinook’s amended and restated certificate of incorporation, or Chinook’s amended and restated bylaws, at each meeting of stockholders the holders of a majority of the shares of stock entitled to vote at the meeting, present in person, by remote communication, if applicable, or represented by proxy, will constitute a quorum for the transaction of business. If a quorum fails to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person, by remote communication, if applicable, or by proxy, at the meeting may adjourn or recess the meeting.

Special Meetings of Stockholders

Special meetings of stockholders for any purpose or purposes may be called at any time by the Chairperson of the Aduro board of directors, the Chief Executive Officer or pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships). The Aduro board of directors will determine the time and place, if any, of such special	Special meetings of stockholders for any purpose or purposes may be called at any time by the Chairperson of the Chinook board of directors, the Chief Executive Officer, pursuant to a resolution adopted by a quorum of directors then serving on the Chinook board of directors, or by the holders of shares entitled to cast not less than 20% of the votes at the meeting. The Chinook board of directors will

Aduro	Chinook
meeting. Special meetings may not be called by any other person or persons.	determine the time and place, if any, of such special meeting. Special meetings may not be called by any other person or persons.

Notice of Stockholder Meetings

Notice of all meetings of stockholders is to be given in writing or by electronic transmission in the manner provided by law and Aduro’s amended and restated bylaws, stating the place, if any, date and hour, of the meeting and, in the case of a special meeting, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. Unless otherwise required by applicable law, such notice is to be given not less than ten nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.	Notice of all meetings of stockholders is to be given in writing or by electronic transmission in the manner provided by law and Chinook’s amended and restated bylaws, stating the place, if any, date and hour, of the meeting and, in the case of a special meeting, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. Unless otherwise required by applicable law or Chinook’s amended and restated certificate of incorporation, such notice is to be given not less than ten nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Advance Notice Requirements for Stockholder Proposals

Nominations of persons for election to the Aduro board of directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to Aduro’s notice of such meeting, (ii) by or at the direction of the Aduro board of directors or (iii) by any stockholder of Aduro who is a stockholder of record at the time the written notice provided is delivered to the Secretary of Aduro, who is entitled to vote at the meeting and who complies with the notice procedures set forth in Aduro’s amended and restated bylaws. For the avoidance of doubt, the foregoing clause (iii) is the exclusive means for a stockholder to make director nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders.	Nominations of persons for election to the Chinook board of directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to Chinook’s notice of such meeting, (ii) by or at the direction of the Chinook board of directors or (iii) by any stockholder of Chinook who is a stockholder of record at the time the notice provided is delivered to the Secretary of Chinook, who is entitled to vote at the meeting and who complies with the notice procedures set forth in Chinook’s amended and restated bylaws.

Amendment of Certificate of Incorporation

The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of Aduro’s amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, actions by written consent, forum selection and indemnification of directors, officers and agents of Aduro.	The affirmative vote of holders of at least sixty-five percent (65%) of the outstanding shares of Series A Preferred Stock, voting separately as a class, will be required to amend certain provisions of Chinook’s amended and restated certificate of incorporation, including provisions relating to the size of the board and authorizing the creation of additional series of capital stock. The affirmative vote of holders of at least seventy-eight percent (78%) of the outstanding

Aduro	Chinook

Notwithstanding any other provisions of Aduro’s amended and restated certificate of incorporation, Aduro’s amended and restated bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend Aduro’s amended and restated certificate of incorporation pursuant to Section 242 of the DGCL.

shares of Series A Preferred Stock, voting separately as a class, will be required to amend certain provisions of Chinook’s amended and restated certificate of incorporation, in a manner that adversely affects the Series A Preferred Stock. The affirmative vote of holders of the Requisite Holders (as defined in Chinook’s amended and restated certificate of incorporation), will be required to amend certain provisions of Chinook’s amended and restated certificate of incorporation, including provisions relating to increasing the authorized capital stock and authorizing the creation of additional series of capital stock.

Notwithstanding any other provisions of Chinook’s amended and restated certificate of incorporation, Chinook’s amended and restated bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend Chinook’s amended and restated certificate of incorporation pursuant to Section 242 of the DGCL.

Amendment of Bylaws

The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend or repeal Aduro’s amended and restated bylaws. The Aduro board of directors also has the power to adopt, amend or repeal Aduro’s amended and restated bylaws by the approval of a majority of the authorized number of directors.	The affirmative vote of holders of at least seventy-eight percent (78%) of the voting power of all of the then outstanding shares of Series A Preferred Stock, voting separately as a class, is required to amend or repeal certain provisions of Chinook’s amended and restated bylaws. The Chinook board of directors also has the power to adopt, amend or repeal Chinook’s amended and restated bylaws by the approval of a majority of the authorized number of directors.

Limitation on Director Liability

The liability of the Aduro directors for monetary damages is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Aduro will be eliminated or limited to the fullest extent permitted by applicable law as so amended.	The liability of the Chinook directors for monetary damages is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Chinook will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

Indemnification

To the fullest extent permitted by applicable law, Aduro is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Aduro (and any other persons to which applicable law permits Aduro to provide indemnification) through provisions of Aduro’s amended and restated bylaws, agreements with such agents or other persons, vote of stockholders or	To the fullest extent permitted by applicable law, Chinook is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Chinook (and any other persons to which applicable law permits Chinook to provide indemnification) through provisions of Chinook’s amended and restated bylaws, agreements with such agents or other persons, vote of stockholders or

Aduro	Chinook
disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Aduro will be eliminated or limited to the fullest extent permitted by applicable law as so amended.	disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Chinook will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

Conversion Rights

Aduro does not have any outstanding shares of preferred stock.	Chinook’s amended and restated certificate of incorporation, provides that holders of Chinook preferred stock have the right to convert such shares into shares of Chinook Common Stock at any time at a conversion rate in accordance with the terms of Chinook’s amended and restated certificate of incorporation. In addition, upon the closing of the sale of shares of common stock in a firm-commitment underwritten public offering in which the per share price is at least five times the original issue price of the Chinook Series A Preferred Stock and which results in at least $50 million of proceeds or the affirmative election of the holders of a majority of the outstanding shares of preferred stock or upon, all outstanding shares of preferred stock will be converted into shares of common stock.

Right of First Refusal

Aduro does not have a right of first refusal in place.	Pursuant to an Amended and Restated Right of First Refusal and Co-Sale Agreement dated July 3, 2019, or the Right of First Refusal Agreement, certain stockholders party to the Right of First Refusal Agreement, or a Key Holder, wishing to transfer any shares of Chinook Common Stock must first provide Chinook with the right to purchase such shares. In such an event, if Chinook does not elect to exercise its right of first refusal in full, any holder of preferred stock that is party to the Right of First Refusal Agreement, or an Chinook Investor, has a secondary right of first refusal to purchase all or any portion of the shares of Chinook Common Stock which are proposed for sale or transfer by the Key Holders.

Right of Co-Sale

Aduro does not have a right of co-sale in place.	Pursuant to the Right of First Refusal Agreement each Chinook Investor has a right of co-sale with respect to any Chinook Common Stock proposed to be transferred or sold by any Key Holder which is not earlier purchased by Chinook by exercise of its right of first refusal (as further described above) or by any Chinook Investor by exercise of their secondary right of first refusal (as further described above).

Aduro	Chinook
Preemptive Rights

Aduro stockholders do not have preemptive rights. Thus, if additional shares of Aduro common stock are issued, the current holders of Aduro common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	Pursuant to the Amended and Restated Investor Rights Agreement dated July 3, 2019, if Chinook proposes to offer or sell new equity securities, Chinook shall first offer such securities to certain holders of preferred stock of Chinook, or the Chinook Major Investors. Each of the Chinook Major Investors will then have the right to purchase securities in such new offering equal to the proportion of the ownership interest of such Chinook Major Investor prior to such offering.

Distributions to Stockholders

Dividends upon Aduro capital stock, subject to the provisions of Aduro’s amended and restated certificate of incorporation and applicable law, if any, may be declared by the Aduro board of directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of Aduro’s amended and restated certificate of incorporation and applicable law. The Aduro board of directors may fix a record date for the determination of holders of Aduro common stock entitled to receive payment of a dividend or distribution declared thereon, which record date is to be not to precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof.	Dividends upon Chinook capital stock, subject to the provisions of Chinook’s amended and restated certificate of incorporation and applicable law, if any, may be declared by the Chinook board of directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of Chinook’s amended and restated certificate of incorporation and applicable law. The Chinook board of directors may fix a record date for the determination of holders of Chinook common stock entitled to receive payment of a dividend or distribution declared thereon, which record date is to be not to precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof.

Exclusive Forum

Unless Aduro consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Aduro; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Aduro to Aduro or Aduro stockholders; (iii) any action asserting a claim against Aduro arising pursuant to any provision of the DGCL, Aduro’s amended and restated certificate of incorporation or Aduro’s amended and restated bylaws; or (iv) any action asserting a claim against Aduro governed by the internal affairs doctrine. The federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Aduro will be deemed to have notice of and to have consented to the forum selection	Unless Chinook consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Chinook; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Chinook to Chinook or Chinook stockholders; (iii) any action asserting a claim against Chinook arising pursuant to any provision of the DGCL, Chinook’s amended and restated certificate of incorporation or Chinook’s amended and restated bylaws; or (iv) any action asserting a claim against Chinook governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Chinook will be deemed to have notice of and to have consented to the forum selection provision of Chinook’s amended and restated certificate of incorporation.

Aduro	Chinook
provision of Aduro’s amended and restated certificate of incorporation.

Registration Rights

Aduro does not have registration rights in place.	See “Certain Relationships and Related Party Transactions of the Combined Company—Chinook Transactions—Investor Rights Agreement.”

Stock Transfer Restrictions Applicable to Stockholders

Shares of Aduro are transferable in the manner prescribed by the DGCL.	Shares of Chinook are transferable in the manner prescribed by the DGCL.

PRINCIPAL STOCKHOLDERS OF CHINOOK

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of Chinook common stock at July 1, 2020 for:

•	each of Chinook’s directors as of July 1, 2020;

•	each of Chinook’s named executive officers;

•	all of Chinook’s current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of Chinook’s outstanding shares of common stock.

Chinook has determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, Chinook believes, based on information furnished to it, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Beneficial ownership prior to the completion of the merger is based on 55,784,995 shares of Chinook common stock outstanding as of July 1, 2020, after giving effect to the conversion of all outstanding shares of Chinook’s Series A Preferred Stock into an aggregate of 40,500,000 shares of Chinook’s common stock.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, Chinook deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of July 1, 2020. Chinook did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Chinook Therapeutics, Inc., 210-887 Great Northern Way, Vancouver, BC V5T 4T5.

	Beneficial Ownership Prior to this Offering
Name of Beneficial Owner	Number	Percent
Directors and Named Executive Officers:
Eric Dobmeier(1)	687,195	1.2%
Tom Frohlich(2)	525,000	*
Andrew King(3)	78,125	*
Jerel Davis(4)	25,769,231	46.2%
Srinivas Akkaraju(5)	9,346,154	16.7%
Jeremy Caldwell(6)	150,000	*
Paul Eisenberg	—	—
Preston Klassen	—	—
All executive officers and directors as a group (9 persons)(7)	36,555,705	64.82%
5% or Greater Stockholders:
AbbVie Ireland Unlimited Company(8)	6,842,907	12.3%
Apple Tree Partners IV, L.P.(9)	11,884,615	21.3%
Samsara BioCapital, L.P.(10)	9,346,154	16.7%
Versant Entities(11)	23,269,231	41.7%

*	Represents beneficial ownership of less than one percent.
(1)

Represents (i) 158,588 shares of common stock of Chinook of which 109,030 shares are unvested and subject to repurchase by Chinook if Mr. Dobmeier ceases to provide service to Chinook prior to the vesting of the shares and (ii) 528,607 shares of common stock subject to options that are exercisable within 60 days of July 1, 2020.

(2)

Represents 525,000 shares of common stock, of which 328,125 shares are unvested and subject to repurchase by Chinook if Mr. Frohlich ceases to provide service to Chinook prior to the vesting of the shares.

(3)	Represents 78,125 shares of common stock subject to options that are exercisable within 60 days of July 1, 2020.
(4)

Represents (i) 2,500,000 shares of common stock, (ii)13,961,538 shares of common stock held by Versant Venture Capital VII, L.P., (iii) 2,129,308 shares of common stock held by Versant Voyageurs I Parallel, L.P. and (iv) 7,178,385 common shares held by Versant Voyageurs I, L.P. Dr. Davis is a managing director of Versant Ventures VII GP-GP, LLC, the ultimate general partner of Versant Venture Capital VII, L.P. and shares voting and investment power over the shares held by such fund with Bradley Bolzon, Robin Praeger, Thomas Woiwode and Clare Ozawa. Dr. Davis is a managing director of Versant Ventures VI GP-GP, LLC, the ultimate general partner of Versant Voyageurs I, L.P. and Versant Voyageurs I Parallel, L.P. and shares voting and investment power over the shares held by such funds with Bradley Bolzon, Robin Praeger, Thomas Woiwode and Clare Ozawa. The address for each of these entities and individuals is One Sansome, Suite 3630, San Francisco, CA 94104.

(5)

Represents 9,346,154 shares of common stock held by Samsara BioCapital, L.P., or Samsara. Mr. Akkaraju is the managing general partner of Samsara BioCapital, LLC, the general partner of Samsara and may be deemed to have voting and investment power over the shares held by Samsara. Mr. Akkaraju disclaims beneficial ownership of the shares held by Samsara except to the extent of his pecuniary interest therein. The address for Samsara is 628 Middlefield Road, Palo Alto, CA 94301.

(6)

Represents 150,000 shares of common stock of which 93,750 are unvested and subject to repurchase by Chinook if Mr. Caldwell ceases to provide service to Chinook. Mr. Caldwell, the Chief Executive Officer of Inception and a venture partner of the Versant Entities, does not have voting or dispositive power over the shares held by Versant Entities. See note (4) above for more information regarding Versant Entities.

(7)	Represents (i) 35,948,973 shares of common stock and (ii) 606,732 shares underlying options to purchase common stock that are exercisable within 60 days of July 1, 2020.
(8)

Represents 6,842,907 shares of common stock held by AbbVie Ireland Unlimited Company. The address for AbbVie Ireland Unlimited Company is 4th Floor, Washington House, 16 Church Street, Hamilton HM 11, Bermuda.

(9)

Represents 11,884,615 shares of common stock held by Apple Tree Partners IV, L.P. The general partner of Apple Tree Partners IV, L.P. is ATP III GP, Ltd., the sole owner and director of which is Seth L. Harrison. The address for Apple Tree Partners IV, L.P. is 230 Park Avenue, Suite 2800, New York, New York 10169.

(10)

Represents 9,346,154 shares of common stock held by Samsara. Mr. Akkaraju is the managing general partner of Samsara BioCapital, LLC, the general partner of Samsara and may be deemed to have voting and investment power over the shares held by Samsara. Mr. Akkaraju disclaims beneficial ownership of the shares held by Samsara except to the extent of his pecuniary interest therein. The address for Samsara is 628 Middlefield Road, Palo Alto, CA 94301.

(11)

Represents (i)13,961, 538 shares of common stock held by Versant Venture Capital VII, L.P., (ii) 2,129,308 shares of common stock held by Versant Voyageurs I Parallel, L.P. and (iii) 7,178,385 common shares held by Versant Voyageurs I, L.P. Dr. Davis, a member of Chinook’s board of directors, is a managing director of Versant Ventures VII GP-GP, LLC, the ultimate general partner of Versant Venture Capital VII, L.P. and shares voting and investment power over the shares held by such fund with Bradley Bolzon, Robin Praeger, Thomas Woiwode and Clare Ozawa. Dr. Davis is a managing director of Versant Ventures VI GP-GP, LLC, the ultimate general partner of Versant Voyageurs I, L.P. and Versant Voyageurs I Parallel, L.P. and shares voting and investment power over the shares held by such funds with Bradley Bolzon, Robin Praeger, Thomas Woiwode and Clare Ozawa. The address for each of these entities and individuals is One Sansome, Suite 3630, San Francisco, CA 94104.

LEGAL MATTERS

Latham & Watkins LLP, Menlo Park, California will pass upon the validity of Aduro’s common stock offered by this proxy statement/prospectus.

EXPERTS

The financial statements of Aduro Biotech, Inc. incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement from the Aduro Biotech, Inc. Annual Report on Form 10-K for the year ended December 31, 2019, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to Aduro’s change in its method of accounting for revenue recognition due to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the Company’s change in its method of accounting for leases due to the adoption of ASC Topic 842, Leases). Such financial statements have been so incorporated by reference in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

The financial statements of Chinook Therapeutics U.S., Inc. as of and for the year ended December 31, 2019 and as of December 31, 2018 and for the period from November 1, 2018 (inception) through December 31, 2018 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Chinook’s ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Aduro is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Aduro’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Aduro also makes available free of charge on or through its website at www.aduro.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Aduro electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Aduro are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

Aduro has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Aduro common stock to be issued to Chinook stockholders in the merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Aduro and Aduro common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

The SEC allows Aduro to “incorporate by reference” information into this proxy statement/prospectus. This means that Aduro can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, and later information that Aduro files with the SEC will automatically update and supersede the information included in this proxy statement/prospectus. This document incorporates by reference the documents that are listed below that Aduro has previously filed with the SEC, except to the extent that any information contained in such filings is deemed “furnished” in connection with SEC rules.

•

Aduro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 9, 2020, including certain information incorporated by reference therein from Aduro’s Definitive Proxy Statement on Schedule 14A filed March 24, 2020.

•	Aduro’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 4, 2020.

•

Aduro’s Current Reports on Form 8-K, filed with the SEC on January 10, 2020 (Item 1.01, Item 2.05 and Item 5.02 only), January  13, 2020, January 23, 2020, March 24, 2020, April 9, 2020, May 6, 2020, June  2, 2020, July  2, 2020 and July 17, 2020.

•	The description of Aduro common stock contained in the Form 8-A filed with SEC on April 10, 2015, and any amendment or report filed for the purpose of updating such description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that Aduro has “furnished” to but not “filed” with the SEC pursuant to the Exchange Act shall be incorporated by reference in this proxy statement/prospectus.

In addition, Aduro incorporates by reference any documents that it may subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Aduro special meeting, other than the portions of such documents not deemed to be filed. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus is deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Aduro has supplied all the information contained in or incorporated by reference into this proxy statement/prospectus relating to Aduro, and Chinook has supplied all information contained in this proxy statement/prospectus relating to Chinook.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from Aduro or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Aduro without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus. You may request a copy of such documents by contacting:

If you would like to request documents from Aduro or Chinook, please send a request in writing or by telephone to either Aduro or Chinook at the following addresses:

Aduro Biotech, Inc.	Chinook Therapeutics U.S., Inc.
740 Heinz Avenue	1600 Fairview Avenue East, Suite 100
Berkeley, California 94710	Seattle, WA 98102
Attn: Investor Relations	Attn: Investor Relations
Tel: (510) 848-4400	Tel: (206) 485-7051
Email: investors@aduro.com	Email: info@chinooktx.com

If you are an Aduro stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact Aduro’s proxy solicitor, Mackenzie Partners, Inc., at the following address and telephone number:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Call Collect: (212) 929-5500

Call Toll Free: (800) 322-2885

E-mail: proxy@mackenziepartners.com

TRADEMARK NOTICE

Aduro®, Aduro Biotech® and Aduro’s (logo)™ are trademarks of Aduro Biotech, Inc. in the United States. Chinook Therapeutics™ and Chinook’s logo™ are trademarks of Chinook Therapeutics US, Inc. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

OTHER MATTERS

Stockholder Proposals

Aduro will consider for inclusion in its proxy materials for the 2021 annual meeting of stockholder a stockholder proposal submitted in writing by November 24, 2020, to Aduro’s Corporate Secretary at 740 Heinz Avenue, Berkeley, California. If a stockholder wishes to submit a proposal (including a director nomination) at the meeting that is not to be included in next year’s proxy materials, the stockholder must provide specified information in writing to Aduro’s corporate Secretary at the address above no earlier than January 5, 2021, and no later than February 4, 2021; provided, however, that if Aduro’s 2021 annual meeting of stockholders is held before April 5, 2021, or after June 4, 2021, notice by the stockholder to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Stockholders are also advised to review the Aduro bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Submissions for director nomination must include (1) the full name, age, business address and residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class and number of shares of each class of capital stock of the company which are owned of record and beneficially by such nominee, (4) the date or dates on which such shares were acquired and the investment intent of such acquisition, (5) a statement whether such nominee, if elected, intends to tender, promptly following such person’s failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation effective upon acceptance of such resignation by Aduro’s board of directors, and (6) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named as a nominee and to serving as a director if elected), as well as certain information related to any stockholder proposing such nominee. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

A copy of the full text of the provisions of the Aduro bylaws dealing with stockholder nominations and proposals will be made available to stockholders from Aduro’s Corporate Secretary upon written request.

Householding of Proxy Statement/Prospectus

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other special meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other special meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

In connection with the Aduro special meeting, a number of brokers with account holders who are Aduro stockholders will be “householding” the company’s proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once the stockholder has received notice from his or her broker that the broker will be “householding” communications to the stockholder’s address, “householding” will continue until the stockholder are notified otherwise or until the stockholder revokes his or her consent. If, at any time, the stockholder no longer wishes to participate in “householding” and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify the broker or Aduro. Direct the written request to

Aduro Biotech, Inc., Investor Relations, 740 Heinz Avenue, Berkeley, CA 94710 or contact Investor Relations at 510-848-4400. Stockholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request “householding” of their communications should contact their brokers.

INDEX TO CHINOOK CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2019 and period from November 1, 2018 (inception) through December 31, 2018

Periods ended March 31, 2020 and 2019

Report of Independent Auditors

To the Management and Board of Directors of Chinook Therapeutics U.S., Inc.

We have audited the accompanying consolidated financial statements of Chinook Therapeutics U.S., Inc. and its subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2019 and December 31, 2018, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the year ended December 31, 2019 and for the period from November 1, 2018 (inception) through December 31, 2018.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chinook Therapeutics U.S., Inc. and its subsidiary as of December 31, 2019 and December 31, 2018, and the results of their operations and their cash flows for the year ended December 31, 2019 and for the period from November 1, 2018 (inception) through December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant net operating losses and cash outflows from operating activities since inception, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

July 21, 2020

Chinook Therapeutics U.S., Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$11,203	$—
Restricted cash	154	—
Prepaid expenses and other current assets	1,174	—

Total current assets	12,531	—
Property and equipment, net and finance right-of-use asset	1,311	268
Operating lease right-of-use assets	1,880	—

Total assets	$15,722	$268

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable (including amounts due to related party of $250 and $482 at December 31, 2019 and 2018, respectively)	$939	$599
Finance lease liabilities-related party	75	89
Operating lease liabilities-related party	163	—
Accrued and other current liabilities (including amounts due to related party of $489 and $80 at December 31, 2019 and 2018, respectively)	1,250	80

Total current liabilities	2,427	768
Redeemable convertible preferred stock tranche liability	32,733	—
Finance lease liabilities, net of current maturities-related party	114	181
Operating lease liabilities, net of current maturities-related party	1,732	—

Total liabilities	37,006	949

Commitments and contingencies (Note 15)
Redeemable convertible preferred stock, $0.0001 par value; 65,000,000 and no shares authorized as of December 31, 2019 and December 31, 2018, respectively; 26,000,000 and no shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively; liquidation preference $26,000 and $0 as of December 31, 2019 and December 31, 2018, respectively	19,835	—
Stockholders’ deficit:
Common stock, $0.0001 par value; 87,000,000 and 10,000,000 shares authorized as of December 31, 2019 and December 31, 2018, respectively; 15,407,495 and 6,746,000 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	2	1
Additional paid-in capital	6,093	—
Accumulated deficit	(47,207)	(688)
Accumulated other comprehensive income (loss)	(7)	6

Total stockholders’ deficit	(41,119)	(681)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$15,722	$268

The accompanying notes are an integral part of these consolidated financial statements.

Chinook Therapeutics U.S., Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year ended December 31, 2019	Period from November 1, 2018 (inception) to December 31, 2018
Operating expenses:
Research and development (including related party expenses of $3,864 and $434 for the year ended December 31, 2019 and for the period from November 1, 2018 (inception) through December 31, 2018, respectively)	$17,010	$534
General and administrative (including related party expenses of $1,032 and $103 for the year ended December 31, 2019 and for the period from November 1, 2018 (inception) through December 31, 2018, respectively)	2,956	134

Total operating expenses	19,966	668

Loss from operations	(19,966)	(668)
Interest expense-related party	(33)	(3)
Other income (expense), net	299	(17)
Change in fair value of redeemable convertible preferred stock tranche liability	(26,819)	—

Net loss	$(46,519)	$(688)

Net loss per share attributable to common stockholders, basic and diluted	$(7.44)	$(0.56)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	6,248,436	1,229,508

Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax of $0	(13)	6

Total other comprehensive income (loss)	(13)	6

Comprehensive loss	$(46,532)	$(682)

The accompanying notes are an integral part of these consolidated financial statements.

Chinook Therapeutics U.S., Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at November 1, 2018 (inception)	—	$—	—	$—	$—	$—	$—	$—
Net loss	—	—	—	—	—	(688)	—	(688)
Other comprehensive income	—	—	—	—	—	—	6	6
Issuance of restricted common stock	—	—	1,746,000	—	—	—	—	—
Issuance of common stock to founding investors	—	—	5,000,000	1	—	—	—	1

Balances at December 31, 2018	—	—	6,746,000	1	—	(688)	6	(681)

Net loss	—	—	—	—	—	(46,519)	—	(46,519)
Other comprehensive loss	—	—	—	—	—	—	(13)	(13)
Stock-based compensation expense	—	—	—	—	95	—	—	95
Issuance of common stock for acquisition or license of intellectual property	—	—	8,502,907	1	5,996	—	—	5,997
Issuance of restricted common stock	—	—	158,588	—	2	—	—	2
Issuance of Series A redeemable convertible preferred stock, net of issuance cost of $252, adjusted for $5,960 redeemable convertible preferred stock tranche liability	26,000,000	19,835	—	—	—	—	—	—

Balances at December 31, 2019	26,000,000	$19,835	15,407,495	$2	$6,093	$(47,207)	$(7)	$(41,119)

The accompanying notes are an integral part of these consolidated financial statements.

Chinook Therapeutics U.S., Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31, 2019	Period from November 1, 2018 (inception) to December 31, 2018
Cash flows from operating activities
Net loss	$(46,519)	$(688)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization expense	136	—
Amortization of finance lease right-of-use asset	85	7
Non-cash operating lease expense	159	—
Stock-based compensation expense	95	—
Change in fair value of redeemable convertible preferred stock tranche liability	26,819	—
Research and development expenses paid through issuance of common stock (including $150 to related party)	5,982	—
Changes in operating assets and liabilities:
Prepaid and other current assets	(1,150)	—
Accounts payable (including related party amounts of ($231) and $482 for the year ended December 31, 2019 and for the period from November 1, 2018 (inception) through December 31, 2018, respectively)	283	598
Operating lease liabilities-related party	(145)	—
Accrued and other current liabilities (including related party amounts of $409 and $80 for the year ended December 31, 2019 and for the period from November 1, 2018 (inception) through December 31, 2018, respectively)	667	82

Net cash used in operating activities	(13,588)	(1)

Cash flows from investing activities
Purchases of property and equipment (including related party amounts of $(372) and $0 for the year ended December 31, 2019 and for the period from November 1, 2018 (inception) through December 31, 2018, respectively)	(758)	—

Net cash used in investing activities	(758)	—

Cash flows from financing activities
Issuance of common stock	17	1
Repayment of finance lease liability-related party	(79)	—
Proceeds from issuance of redeemable convertible preferred stock and related tranche, rights, net of issuance costs	25,748	—

Net cash provided by financing activities	25,686	1

Effect of exchange rate changes on cash, cash equivalents and restricted cash	17	—

Net change in cash, cash equivalents and restricted cash	11,357	—
Cash, cash equivalents and restricted cash, at the beginning of the period	—	—

Cash, cash equivalents and restricted cash, at the end of the period	$11,357	$—

Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets amounts
Cash and cash equivalents	$11,203	$—
Restricted cash	154	—

Cash, cash equivalents and restricted cash in consolidated balance sheets	$11,357	$—

Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities included in cash flows used in operating activities (related party)	$323	$—
Supplemental disclosures of noncash investing and financing activities
Purchases of property and equipment included in accounts payable and in accrued and other current liabilities (including related party amounts of $506 and $0 at December 31, 2019 and December 31, 2018, respectively)	$514	$—
Finance lease right-of-use assets obtained in exchange for new lease liabilities-related party	$—	$268
Operating lease right-of-use asset recorded on the adoption of ASC 842-related party	$1,995	$—
Termination of redeemable convertible preferred stock tranche liability	$47	$—
Research and development expenses paid through issuance of common stock	$5,982	$—

The accompanying notes are an integral part of these consolidated financial statements.

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

1.	Organization

The accompanying consolidated financial statements include the accounts of Chinook Therapeutics U.S., Inc. (the “Company”) and its wholly owned Canadian subsidiary, Chinook Therapeutics, Inc. (“Chinook Canada”). The Company was incorporated in the state of Delaware on November 1, 2018, and is headquartered in Seattle, Washington. The Company is a biotechnology company focused on the development of precision medicines for kidney diseases.

2.	Liquidity and Going Concern

The Company has incurred significant net operating losses and negative cash flows from operations since inception and had an accumulated deficit of $47.2 million as of December 31, 2019. The Company has historically financed its operations primarily through the private placement of equity securities. To date, the Company has no product candidates approved for sale and therefore the Company has not generated any revenue from product sales and also has not generated revenue from collaboration or other agreements. Management expects operating losses and negative cash flows to continue for the foreseeable future, until such time, if ever, that it can generate significant sales of its product candidates currently in development or through collaboration or other agreements.

Management believes that the Company’s cash and cash equivalents will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of these consolidated financial statements. The Company believes that this raises substantial doubt about its ability to continue as a going concern. As a result, the Company will be required to raise additional capital, however, there can be no assurance as to whether additional financing will be available on terms acceptable to the Company, if at all. If sufficient funds on acceptable terms are not available when needed, the Company could be required to significantly reduce its operating expenses and delay, reduce the scope of or eliminate one or more of its development programs. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact the Company’s ability to achieve its intended business objectives and have an adverse effect on its results of operations and future prospects.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

3.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the Company’s accounts and the accounts of Chinook Canada, the Company’s wholly owned Canadian subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of expenses during the reporting periods. Such estimates include the valuation of the redeemable convertible preferred stock tranche liability, deferred tax assets, useful lives of property and equipment, accruals for research and development activities, right-of-use assets, lease obligations and stock-based compensation. Actual results could differ from those estimates.

Segments

The Company operates and manages its business as one reportable and operating segment, which is the business of developing precision medicines for kidney diseases. The Company’s Chief Executive Officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, reliance on single-source vendors and collaborators, availability of raw materials, patentability of the Company’s products and processes and clinical efficacy and safety of the Company’s products under development, compliance with government regulations and the need to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical studies, clinical trials and regulatory approval, prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance and reporting.

The Company’s product candidates are still in development and, to date, none of the Company’s product candidates have been approved for sale and, therefore, the Company has not generated any revenue from product sales.

There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained or maintained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate revenue from product sales. The Company operates in an environment of rapid technological change and substantial competition from other pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees, consultants and other third parties.

Moreover, the current COVID-19 (coronavirus) pandemic, which is impacting worldwide economic activity, poses risk that the Company or its employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The extent to which the COVID-19 (coronavirus) pandemic will impact the Company’s business will depend on future developments that are highly uncertain and cannot be predicted at this time.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. Cash and cash equivalents include money market funds.

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

Restricted Cash

In 2019, the Company purchased a $0.2 million certificate of deposit to collateralize a credit card account with a commercial bank that was classified as short-term as of December 31, 2019. The certificate of deposit is redeemable upon closing or repaying the account in full.

Concentration of Credit Risk

The Company is exposed to credit risk from its deposits of cash and cash equivalents in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on its deposits of cash and cash equivalents since inception. The Company has no off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts or other hedging arrangements.

Fair Value of Financial Instruments

The Company established the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and established a fair value hierarchy based on the inputs used to measure fair value.

Cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which approximates fair value. The Company’s redeemable convertible preferred stock tranche liability is carried at fair value (see Note 4).

Redeemable Convertible Preferred Stock

The Company records all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs, if applicable. The redeemable convertible preferred stock is recorded outside of permanent stockholders’ equity because while it is not mandatorily redeemable, in certain events considered not solely within the Company’s control, such as a merger, acquisition, or sale of all or substantially all of the Company’s assets (each, a “deemed liquidation event”), the redeemable convertible preferred stock will become redeemable at the option of the holders of at least a majority of the then outstanding shares. The Company has not adjusted the carrying values of the redeemable convertible preferred stock to its liquidation preference because a deemed liquidation event obligating the Company to pay the liquidation preferences to holders of shares of redeemable convertible preferred stock is not probable of occurring as of December 31, 2019. Subsequent adjustments to the carrying values of the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.

Redeemable Convertible Preferred Stock Tranche Liability

The Company determined that its obligations to issue additional shares of redeemable convertible preferred stock upon the achievement of certain milestones or at the option of the respective holders of such shares represent freestanding financial instruments. These instruments were initially measured at fair value and are subject to remeasurement with changes in fair value recognized in the consolidated statements of operations and comprehensive loss until they are exercised or settled (see Note 8).

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. Research

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

equipment as well as furniture and fixtures are depreciated over 5 years. Computer equipment and software are depreciated over 3 years. Leasehold improvements are amortized over the shorter of the applicable remaining lease term or the estimated useful life of the related assets. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of comprehensive loss in the year of disposition. Additions and improvements that increase the value or extend the life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets, primarily property and equipment, whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. When such events occur, the Company determines whether there has been an impairment in value by comparing the asset’s carrying value with its fair value, as measured by the anticipated undiscounted net cash flows of the asset. If an impairment in value exists, the asset is written down to its estimated fair value, as measured by anticipated discounted cash flows of the asset or market data. The Company has not recognized any impairment losses through December 31, 2019 as there have been no events warranting an impairment analysis. The Company’s long-lived assets are primarily located in Canada.

Research and Development Expense

Research and development expenses consist primarily of salaries, benefits and stock-based compensation for the Company’s personnel in research or development functions, licensing costs, occupancy, materials and supplies, contracted research and manufacturing, consulting arrangements and other expenses incurred to advance the Company’s research and development programs. Research and development costs are expensed as incurred. In-licensing fees and other costs to acquire technologies that are utilized in research and development, and that are not expected to have alternative future use, are expensed when incurred. For service contracts that include a nonrefundable prepayment for future service, the upfront payment is deferred and recognized in the consolidated statements of operations and comprehensive loss as the services are rendered.

Accrued Research and Development

The Company has entered into various contract research agreements. The Company’s accruals for the related research and development expense are estimated based on the level of services performed, progress of the research, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued and other current liabilities on the consolidated balance sheets. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. These patent-related legal costs are reported as a component of general and administrative expense.

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

General and Administrative Expense

General and administrative costs are expensed as incurred and include employee-related expenses including salaries, benefits, travel and stock-based compensation for the Company’s personnel in executive, finance and accounting, and other administrative functions, as well as fees paid for legal, accounting and tax services, consulting fees and facilities costs not otherwise included in research and development expense. Legal costs include general corporate legal fees and patent costs.

Leases

The Company leases its facilities and meets the requirements to account for these leases as operating leases. The Company recognizes rent expense on a straight-line basis over the lease term, including cancelable periods that are reasonably assured not to be canceled. Where leases contain escalation clauses, rent abatements or concessions, such as rent holidays and landlord or tenant incentives or allowances, the Company applies them in the determination of straight-line rent expense over the lease term.

As of December 31, 2018, the Company recorded the difference between the rent paid and the straight-line rent as a deferred rent liability. As of December 31, 2018, leasehold improvements funded by landlord incentives or allowances were recorded as leasehold improvement assets and a corresponding deferred rent liability. The leasehold improvement asset is amortized over the lesser of the term of the lease or life of the asset. The deferred rent liability is amortized in a manner to result in a straight-line rent expense over the term of the lease agreement.

As of December 31, 2018, the Company was leasing all of its equipment under a lease arrangement that was required to be accounted for a capital lease, which resulted in the Company recognizing capital lease assets and liabilities as of December 31, 2018. Finance lease assets are included in property and equipment, net, and finance lease liabilities are included in finance lease liabilities and finance lease liabilities, net of current maturities, on the Company’s consolidated balance sheets.

On January 1, 2019, the Company adopted the new standard on leases, Accounting Standard Codification (“ASC”) 842, which establishes a comprehensive new lease accounting model. The following steps were taken to be consistent with the guidance in accounting for leases under the new standard. The Company determines if an arrangement is a lease at inception. The Company elected the practical expedient package that allows the Company to not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, and the initial direct costs for any existing leases. The Company elected the practical expedient to adopt the policy to not separate lease and non-lease components for its real estate leases. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the Company’s consolidated balance sheets. Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, obtained from the Company’s bank and the financial statements of a known public company and adjusted for an appropriate level of risk based on the remaining term of the lease and the Company’s current financial condition, in determining the present value of lease payments. The operating lease ROU asset also includes any prepaid lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options to extend or terminate the lease. Lease expense is recognized on a straight-line basis over the lease term.

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the consolidated financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. The Company will establish a valuation allowance for deferred tax assets if it is more likely than not that these items will expire before the Company is able to realize its benefits or that future deductibility is uncertain.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense if incurred. There were no uncertain income tax positions or unrecognized income tax benefits at December 31, 2019 or 2018.

Fair value of Common Stock

The Company’s approach to estimate the fair value of the Company’s common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Determining the best estimated fair value of the Company’s common stock requires significant judgement and management considers several factors, including the Company’s stage of development, equity market conditions affecting comparable public companies, significant milestones and progress of research and development efforts.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards granted to employees and non-employees, based on the estimated fair value of the award on the date of grant.

The Company uses the Black-Scholes option pricing model to measure the fair value of stock option awards when they are granted. The Company makes several estimates in determining stock-based compensation and these estimates generally require significant analysis and judgment to develop, including (i) the expected share price volatility, (ii) the expected term of the award, (iii) the risk-free interest rate and (iv) the expected dividend yield. Due to the lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The group of representative companies have characteristics similar to the Company, including stage of product development and focus on the life science industry. The Company uses the simplified method to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

maximum contractual expiration date is used as the expected term under this method. For awards with multiple vesting-tranches, the times from grant until the mid-points for each of the tranches may be averaged to provide an overall expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company uses an assumed dividend yield of zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock.

Stock-based compensation expense for restricted stock and stock options is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The Company records forfeitures as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. The other comprehensive loss disclosed in the Company’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2019 and the period from November 1, 2018 (inception) through December 31, 2018, consists of foreign currency translation adjustments.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the redeemable convertible preferred stock, redeemable convertible preferred stock tranche liability, common stock subject to repurchase, and stock options are considered to be potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock and early exercised stock options are considered to be participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in undistributed earnings as if all income (loss) for the period had been distributed. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. Accordingly, the Company’s net loss is attributed entirely to common stockholders. Since the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Foreign Currency

The Company’s functional currency, which is determined by the currency of the economic environment in which the majority of its cash is generated and expended, is the U.S. dollar.

Assets and liabilities of Chinook Canada, which operates in a local currency environment, where that local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to accumulated other comprehensive income as a component of stockholders’ equity. Income and expense accounts are translated at average

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

exchange rates during the period. Remeasurement adjustments are recorded in other expense, net. The effect of foreign currency exchange rates on cash and cash equivalents was not material for any of the periods presented.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) under its accounting standard codifications or other standard setting bodies and adopted by the Company as of the specified effective date, unless otherwise discussed below.

Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. This ASU replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. For public business entities that meet the definition of a Securities and Exchange Commission (“SEC”) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, adoption is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For SEC filers that are eligible to be smaller reporting companies and for all other entities, this ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures. In August 2018, the FASB issued ASU No. 2018-13 – Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The standard eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information, and modifies some disclosure requirements. The new standard is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted upon issuance of this ASU. Entities making this election to early adopt are permitted to early adopt the eliminated or modified disclosure requirements and delay the adoption of the new disclosure requirements until their effective date. The Company is currently evaluating the impact of this guidance and has determined that adoption of the standard would result in the Company no longer being required to disclose (1) the amount of and the reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (2) the policy for timing of transfers between levels, and (3) the valuation process for Level 3 fair value measurements. Additionally, the Company will be required to disclose (1) the changes in unrealized gains and losses for the period included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period and (2) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

In December 2019, the FASB issued ASU No. 2019-12 – Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The standard update simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and also improves consistent application by clarifying and amending existing guidance. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is assessing the impact of this guidance and is continuing to evaluate its impact on the consolidated financial statements.

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASC 842), which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding ROU asset for leases with a lease-term of more than twelve months. The new standard is effective for fiscal years and interim periods beginning after December 15, 2018, with early adoption permitted. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, an update which provides another transition method, the optional transition method, which allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the new standard on January 1, 2019 using the optional transition method. The Company identified all leases and reviewed the leases to determine the impact of ASC 842 on its consolidated financial statements. The Company has elected to apply all of the practical expedients as a package, which include not reassessing (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any existing leases. The Company also elected the practical expedient to not separate lease and non-lease components for its real estate leases. Based on the Company’s assessment, the Company concluded that the adoption of the new standard resulted in the recording of a $2.0 million ROU asset and a $2.0 million lease liability on the consolidated balance sheet on January 1, 2019. The Company’s adoption of ASU 2016-02, as amended, did not have a material impact on its consolidated statements of operations or consolidated statements of cash flows.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. This ASU simplifies the accounting for certain financial instruments with down round features, a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise price based on the price of future equity offerings. Down round features are common in warrants, preferred shares and convertible debt instruments issued by private companies and early-stage public companies. This update requires companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. The amendments in Part I should be applied (1) retrospectively to outstanding financial instruments with a down round feature by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the first fiscal year and interim periods; (2) retrospectively to outstanding financial instruments with a down round feature for each prior reporting period presented. The amendments in Part II do not require any transition guidance because those amendments do not have an accounting effect. The Company adopted this ASU effective January 1, 2019. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements and related disclosures.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220). The standard update allows for a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017, or the Tax Act. Consequently, the ASU 2018-02 eliminates the stranded tax effects resulting from the Tax Act. The new standard is effective for fiscal years and interim periods beginning after December 15, 2018. Early

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

adoption is permitted, including adoption in any interim period for reporting periods for which financial statements have not yet been issued. The new standard should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Act is recognized. The Company adopted the new standard on January 1, 2019 and due to the full valuation allowance, the Company concluded that there is no impact on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07 – Compensation-Stock Compensation (Topic 718): Improvements to Non-employee Shared-Based Payment Accounting. The standard update expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. The new standard simplifies several aspects of Topic 718 by expanding the scope of the following areas to account for non-employee shared-based payment transactions: (1) overall measurement objective, (2) measurement date, (3) awards with performance conditions, and (4) classification reassessment of certain equity-classified awards. The new standard is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company adopted the new standard on January 1, 2019. As a result, existing non-employee awards were measured as of the adoption date and the related expense is being recognized over the remaining requisite service period using the straight-line method. New awards made to non-employees will be measured at the grant date. Adoption of this ASU did not result in a material impact on the Company’s consolidated financial statements and related disclosures.

In March 2019, the FASB issued ASU No. 2019-01 – Leases (Topic 842): Codification Improvements. The standard clarifies the codification more generally and/or corrects unintended application of the guidance. The amendments in this standard include the following items: (Issue 1) Determining the fair value of the underlying asset by lessors that are not manufacturers or dealers, (Issue 2) Presentation on the statement of cash flows – sales-type and direct financing leases and (Issue 3) Transition disclosures related to Topic 250, Accounting Changes and Error Corrections. The amendments in this standard clarify the FASB’s original intent by explicitly providing an exception to the paragraph 250-10-50-3 interim disclosure requirements in the Topic 842 transition disclosure requirements. The new standard is effective on the adoption date of ASU No. 2016-02. The Company adopted the standard on January 1, 2019 and concluded that adoption of the standard did not have a material impact on its consolidated financial statements and related disclosures.

4.	Fair Value Measurements

The Company records certain financial assets and liabilities at fair value in accordance with the provisions of ASC Topic 820 on fair value measurements. As defined in the guidance, fair value, defined as an exit price, represents the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants. As a result, fair value is a market-based approach that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering these assumptions, the guidance defines a three-tier valuation hierarchy that prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1:     Unadjusted quoted prices in active, accessible markets for identical assets or liabilities.

Level 2:     Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3:     Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The determination of a financial instrument’s level

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

within the fair value hierarchy is based on an assessment of the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	Level 1	Level 2	Level 3	Total
December 31, 2019

Assets
Money market funds	$9,338	$—	$—	$9,338

Cash equivalents (1)	9,338	—	—	9,338

Certificate of deposit	—	154	—	154

Restricted cash	—	154	—	154

Total fair value of assets	$9,338	$154	$—	$9,492

Liabilities
Redeemable convertible preferred stock tranche liability	$—	$—	$32,733	$32,733

Total fair value of liabilities	$—	$—	$32,733	$32,733

(1)	Included in cash and cash equivalents in the consolidated balance sheets

As of December 31, 2018, the Company did not have financial assets and liabilities measured at fair value on a recurring basis.

Money market funds are included within Level 1 of the fair value hierarchy because they are valued using quoted market prices. Certificate of deposit is classified within Level 2 of the fair value hierarchy as the valuation is obtained from third-party pricing services, which utilize industry standard valuation models, including both income-based and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate the fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar securities, estimated interest rates based on the issuer credit rating and term, and other observable inputs.

The following table presents a summary of the changes in the fair value of the Company’s Level 3 financial instrument (in thousands):

Redeemable Convertible Preferred Stock Tranche Liability
Fair Value as of January 1, 2019	$—
Recognition of redeemable convertible preferred stock tranche liability	5,914
Change in fair value	26,819

Fair Value as of December 31, 2019	$32,733

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

The fair value of the redeemable convertible preferred stock tranche liability is based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. In determining the fair value of the redeemable convertible preferred stock tranche liability, the Company used the Probability-Weighted Expected Return Method, “PWERM” (see Note 10).

5.	Property and Equipment, net and Finance Lease Right-of-Use Asset

Property and equipment, net and finance lease right-of-use asset consisted of the following (in thousands):

	December 31,
	2019	2018
Research and lab equipment	$640	$—
Computer equipment	57	—
Computer software	10	—
Furniture and fixtures	84	—
Leasehold improvements	464	—

	1,255	—
Total accumulated depreciation	(139)	—

Property and equipment, net	1,116	—
Finance lease right-of-use asset	195	268

Property and equipment, net and finance lease right-of use asset	$1,311	$268

Depreciation and amortization expense for property and equipment during the year ended December 31, 2019 was $0.1 million. All of the Company’s property and equipment as of December 31, 2019 is located at Chinook Canada.

During the year ended December 31, 2019 and the period from November 1, 2018 (inception) through December 31, 2018, amortization of finance lease right-of-use assets was $0.1 million and less than $0.1 million, respectively. The finance lease right-of-use assets obtained in exchange for finance lease liabilities were $0.3 million.

6.	Accrued Liabilities and Other

Accrued liabilities and other consisted of the following (in thousands):

	December 31,
	2019	2018
Compensation and benefits	$621	$65
Property and equipment	489	—
Professional services	73	8
Business taxes	67	7

	$1,250	$80

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

7.	License Agreements

AbbVie Ireland Unlimited Company

On December 16, 2019, the Company entered into a license agreement (the “License Agreement”) with AbbVie Ireland Unlimited Company (“AbbVie”), which granted the Company an exclusive license to atrasentan, an endothelin receptor antagonist, under AbbVie’s patent rights to develop and commercialize licensed products for the treatment of rare, severe chronic kidney diseases. Under the agreement, the Company assumes all global development and commercialization responsibilities for atrasentan. In consideration of the license and rights granted under the License Agreement, the Company made an upfront cash payment and issued 6,842,907 shares of common stock for total consideration of $6.7 million to AbbVie. The Company concluded that this transaction should be accounted for as an asset purchase, and as such, recorded the associated expense within research and development expense on the Company’s statements of operations and comprehensive loss, as the product has not reached technological feasibility and does not have alternative future use. Under the License Agreement, the Company is obligated to make contingent development, regulatory and commercial milestone payments, of up to a maximum of $135 million in the aggregate, as well as pay royalties on the worldwide net sales of licensed products ranging from upper-single-digit to high-teen percentages. Prior to entering this License Agreement, AbbVie was not a related party.

The Company did not recognize any milestone payments for the year ended December 31, 2019. As of December 31, 2019, the Company did not have any payable or receivable balances associated with the License Agreement.

8.	Redeemable Convertible Preferred Stock Tranche Liability

The terms of the Series A redeemable convertible preferred stock agreement include provisions requiring the investors to purchase, and obligating the Company to deliver, additional shares of redeemable convertible preferred stock at a specified price in the future based on the achievement by the Company of certain development-based milestones (see Note 10). The investors are also able to waive the milestone requirements, which provides the investors with an option to purchase additional Series A redeemable convertible preferred stock if the milestone is not met. The rights to purchase additional shares were recorded as a tranche liability, in accordance with guidance applicable to freestanding instruments to issue shares that are redeemable, at the estimated fair value of the obligation on the date of issuance with their carrying values adjusted at each reporting date for any changes in their estimated fair values.

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

The Company estimates the fair value of the redeemable convertible preferred stock tranche liability related to each milestone utilizing the income approach using unobservable inputs including (a) future per share value of Series A redeemable convertible preferred stock upon achievement of the milestone, (b) estimated term until date of milestone achievement, and (c) probability of milestone achievement. As of December 31, 2019, the future per share value of Series A redeemable convertible preferred stock upon achievement of the milestone and the probability of milestone achievement for each tranche were calculated on a probability-weighted basis giving equal weighting to public offering and private exit scenarios. The future cash flows are discounted to their fair values as of the valuation date using one or more discount rates, depending on the number of probability-weighted scenarios employed. The redeemable convertible preferred stock tranche liability was valued as of the dates indicated using the following weighted, where applicable, assumptions:

	Value of Future Series A Redeemable Convertible Preferred Stock	Term	Probability
February 6, 2019 (upon issuance)	$1.05 - $2.49	1.15 - 3.40 years	39% - 75%
December 31, 2019	$1.69 -$2.61	0.17 - 0.75 years	71% - 93%

For the February 6, 2019 valuation date, the Company utilized a discount rate of 10%. For the December 31, 2019 valuation date, the Company used multiple discount rates of 10% and 40%.

Upon issuance, the fair value of the redeemable convertible preferred stock tranche liability was recorded as a reduction in the amounts paid by investors for the purchase of Series A redeemable convertible preferred stock.

9.	Common Stock

The Company is authorized to issue common stock, with a par value of $0.0001 per share. As of December 31, 2019 and 2018, there were 87,000,000 and 10,000,000 shares of common stock authorized, respectively.

Common stockholders are entitled to dividends if and when declared by the Board of Directors (the “Board”) subject to the prior rights of the preferred stockholders. As of December 31,2019 and 2018, no dividends on common stock had been declared by the Board.

The Company had the following shares of common stock reserved for future issuance:

	December 31,
	2019	2018
Conversion of redeemable convertible preferred stock	26,000,000	—
Conversion of redeemable convertible preferred stock issuable upon settlement of the redeemable convertible preferred stock tranche liability	39,000,000	—
Stock options available for future grant	1,713,061	—
Stock options issued and outstanding	2,498,822	—

Total common stock reserved	69,211,883	—

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

10.	Redeemable Convertible Preferred Stock

In February 2019, as amended in July 2019, the Company entered into a Series A financing transaction, pursuant to which the Company was authorized to issue up to 65,000,000 shares of Series A redeemable convertible preferred stock having a per share par value of $0.0001, at a purchase price of $1.00 per share.

The issuance consisted of four tranches:

•

The first tranche consisted of two closings, the first in February 2019 resulting in the issuance of 20,000,000 shares at $1.00 per share, for total gross proceeds of $20.0 million, out of which 13,333,333 shares were issued to an existing common stock shareholder at $1.00 per share, for total gross proceeds of $13.3 million. The second closing occurred in July 2019, resulting in the issuance of 6,000,000 shares at $1.00 per share, for total gross proceeds of $6.0 million.

•

The second tranche is for 14,500,000 shares and initially required either (i) the Company’s delivery of a written certification by the Board, including at least two of the Preferred Directors (the “Preferred Director Approval”), of nomination by the Company’s management of one development candidate for initiation of investigational new drug (“IND”)-enabling development in any indication, or (ii) the waiver by the Requisite Purchasers (as defined in the Series A stock purchase agreement) of the satisfaction of the above closing condition. Commensurate with the third tranche financing in February 2020, the Board revised the second tranche so it requires the Company’s delivery of a written certification by the Board, including the Preferred Director Approval, of the Company’s cash and cash equivalents being less than or equal to $10.0 million. As of December 31, 2019, the second tranche had not closed.

•

The third tranche is for 14,500,000 shares and requires either (i) the Company’s delivery of a written certification by the Board, including the Preferred Director Approval, of (A) achievement of one of the following milestone events of (a) nomination by the Company’s management and approval by the Board, including the Preferred Director Approval, of a second development candidate (which may be a Board approved in-licensed compound) for initiation of IND-enabling development in any indication other than that addressed by the development candidate that satisfied the second closing milestone, or (b) filing of an IND by the Company with no hold placed on the program after the 30-day waiting period, or (c) closing of a strategic partnership, acceptable to the Board, that either (1) yields at least $20.0 million in upfront consideration, or (2) results in the in-license by the Company of an IND-ready or clinical-stage program in any indication, and (B) the Company’s cash and cash equivalents balance being less than or equal to $5.0 million, or (ii) the waiver by the Requisite Purchasers of the satisfaction of the above closing conditions. This tranche closed on February 5, 2020 resulting in the issuance of 14,500,000 shares at $1.00 per share, for total gross proceeds of $14.5 million.

•

The fourth tranche is for 10,000,000 shares and requires either (i) the Company’s delivery of a written certification by the Board, including the Preferred Director Approval, of (A) achievement of one of the following milestone events of (a) a clinical study in any program has provided evidence of pharmacologic activity or efficacy that constitutes clinical proof of concept sufficient to justify further development of that program and there are no safety findings that prevent commercially reasonable further development of that program, or (ii) filing of a second IND in any indication except that addressed by the Company’s first IND if such lead program still is successfully progressing, or (iii) closing of a strategic partnership, acceptable to the Board that either yields at least $50.0 million in upfront consideration or results in the in-license by the Company of an IND-ready or clinical-stage program in any indication not already under active development, and (B) the Company’s cash and cash equivalents balance being less than or equal to $5.0 million, or (ii) the waiver by the Requisite Purchasers of the satisfaction of the above closing conditions. As of December 31, 2019, the fourth tranche had not closed.

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

As of December 31, 2019, redeemable convertible preferred stock consisted of the following (in thousands, except per share and share amounts):

	Shares Authorized	Original Issue Price	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	65,000,000	$1.00	26,000,000	$19,835	$26,000

	65,000,000		26,000,000	$19,835	$26,000

The rights, preferences, privileges and restrictions granted to or imposed on the respective classes of the Company’s capital stock or the holders thereof are as follows:

Voting

The Series A redeemable convertible preferred stockholders vote with the common stockholders on an as converted basis into common stock and as a single class.

The holders of shares of Series A redeemable convertible preferred stock shall be entitled, voting separately as a single class, to elect four directors of the Company (the “Series A Directors”). The holders of shares of common stock shall be entitled, voting separately as a single class, to elect one director of the Company. The holders of shares of common stock and redeemable convertible preferred stock shall be entitled, voting together, to elect the remaining directors of the Company.

Dividends

Holders of the Series A redeemable convertible preferred stock are entitled to noncumulative dividends at an annual rate of $0.08 per share, when and if declared by the Board.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company in any fiscal year unless the holders of the Series A redeemable convertible preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A redeemable convertible preferred stock in an amount at least equal to (i) all declared but unpaid dividends with respect to all outstanding shares of Series A redeemable convertible preferred stock, (ii) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of Series A redeemable convertible preferred stock as would equal the product of (A) the dividend payable on each share of such class or series determined on an as-converted basis, if applicable, and (B) the number of shares of common stock issuable upon conversion of a share of Series A redeemable convertible preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (iii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Series A redeemable convertible preferred stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series (“recapitalizations”) and (B) multiplying such fraction by an amount equal to the Series A original issue price.

No dividends have been declared or paid to date.

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

Conversion

Each share of Series A redeemable convertible preferred stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the Series A redeemable convertible preferred stock original issue price by the Series A redeemable convertible preferred stock conversion price in effect at the time of conversion. The Series A conversion price shall initially be equal to $1.00. If, after the issuance date of the Series A redeemable convertible preferred stock, the Company issues or sells, or is deemed to have sold, additional shares of common stock without consideration or for a consideration per share less than the conversion price of Series A redeemable convertible preferred stock in effect immediately prior to the issuance of such additional shares of common stock, except for certain exceptions allowed, the conversion price of Series A redeemable convertible preferred stock would be adjusted. As of December 31, 2019, Series A redeemable convertible preferred stock was convertible into the Company’s shares of common stock on a one-for-one basis.

Additionally, each share of Series A redeemable convertible preferred stock automatically converts into common stock at the effective conversion rate upon the closing of a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, in which the public offering proceeds exceed $50 million and the price per share is at least $5.00, or upon written consent of a majority of the holders of Series A redeemable convertible preferred stock.

Liquidation

In the event of any (i) voluntary or involuntary liquidation, dissolution or winding up of the Company; or (ii) a merger, acquisition or consolidation of the Company, any transaction or series of transactions in which more than 50% of the voting power of the Company is transferred, or a sale, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Company (each of such events a “Deemed Liquidation Event”), the holders of shares of Series A redeemable convertible preferred stock then outstanding shall be entitled to be paid before any payment shall be made to the holders of common stock an amount per share equal to the Series redeemable convertible preferred stock’s original issue price of $1.00 per share, plus any dividends declared but unpaid thereon.

If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A redeemable convertible preferred stock the full amount to which they shall be entitled, the holders of shares of Series A redeemable convertible preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment to the holders of Series A redeemable convertible preferred stock of the full preferential amounts specified above, all of the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of Series A redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock held by each such holder on an as-converted basis.

Redemption and Balance Sheet Classification

The redeemable convertible preferred stock is recorded within mezzanine equity on the balance sheets because while it is not mandatorily redeemable, it will become redeemable at the option of the stockholders

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

upon the occurrence of certain deemed liquidation events that are considered not solely within the Company’s control.

11.	Stock-based Compensation

Restricted Stock

On December 17, 2018, the Company sold 1,746,000 shares of restricted common stock to founding employees, directors and investors for $0.10 per share. On June 6, 2019, the Company sold 158,588 shares of restricted common stock to one employee for $0.10 per share. In the event continuous service terminates, the restricted shares sold to employees and directors include a term whereby the Company has the option to repurchase unvested shares at the lower of the amount paid at grant or the fair market value as of repurchase date.

Given the absence of a public trading market for the Company’s common stock, the Company exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the common stock at each issuance date.

Activity with respect to restricted stock was as follows:

	Number of Shares Underlying Outstanding Restricted Stock	Weighted Average Grant Date Fair Value
Unvested, November 1, 2018 (inception)	—	$—
Granted	1,746,000	$0.10

Unvested, December 31, 2018	1,746,000	$0.10
Granted	158,588	$0.10
Vested	(481,500)	$0.10

Unvested, December 31, 2019	1,423,088	$0.10

The fair value of restricted stock vested during the year ended December 31, 2019 and the period from November 1, 2018 (inception) through December 31, 2018 was less than $0.1 million and $0, respectively.

2019 Equity Incentive Plan

On February 6, 2019, the Board of Directors adopted the 2019 Equity Incentive Plan (the “Plan”). Under the Plan, up to 3,311,747 shares of the Company’s common stock, in the form of incentive and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock awards, may be granted to eligible employees, directors, and consultants. Following the issuance of each of the second, third and fourth tranches of the Series A preferred stock financing, the number of shares reserved under the Plan will be increased to equal 15% of the Company’s fully diluted shares outstanding. Vesting and exercise provisions are determined by the Board of Directors at the time of grant. Options generally vest with respect to 25% of the shares one year after the options’ vesting commencement date and the remainder ratably on a monthly basis over the following three years. Options granted under the Plan have a maximum term of 10 years. Vested options can be exercised at any time. On July 3, 2019, the Board of Directors voted to increase the shares reserved under the Plan to 4,370,471.

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

Stock Options

A summary of stock option activity is set forth below (aggregate intrinsic value in thousands):

		Outstanding Awards
	Number of Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding, January 1, 2019	—	—	$—	—	$—
Options authorized	4,370,471
Options granted	(2,502,822)	2,502,822	$0.10
Options forfeited or cancelled	4,000	(4,000)	$0.10

Outstanding, December 31, 2019	1,871,649	2,498,822	$0.10	9.41	$1,872

Shares exercisable December 31, 2019		154,374	$0.10	9.23	$116
Vested and expected to vest, December 31, 2019		2,498,822	$0.10	9.41	$1,872

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock for stock options that were in-the-money at December 31, 2019.

The total fair value of options that vested in the year ended December 31, 2019 was less than $0.1 million. The weighted average grant-date fair value of options granted was $0.07 for the year ended December 31, 2019. As of December 31, 2019, the total unrecognized stock-based compensation expense related to unvested stock options was $0.1 million, which is expected to be recognized over the remaining weighted-average vesting period of 3.2 years.

Stock-Based Compensation Associated with Awards to Employees and Non-Employees

The Company incurred no stock-based compensation expense during the year ended December 31, 2018. Total stock-based compensation expense recognized during the year ended December 31, 2019 was as follows (in thousands):

Research and development	$44
General and administrative	51

Total stock-based compensation	$95

The Company estimated the fair value of stock options using the Black Scholes option-pricing model. The fair value of stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of stock options was estimated using the following weighted-average assumptions:

December 31, 2019
Expected volatility	74% – 78%
Risk-free interest rate	1.46% – 2.45%
Dividend yield	0%
Expected term	5.14 – 6.08

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

The assumptions were as follows:

•

Expected volatility. The expected volatility was determined by examining the historical volatilities for comparable publicly traded companies within the biotechnology and pharmaceutical industry using an average of historical volatilities of the Company’s industry peers.

•	Risk-free interest rate. The risk-free interest rate was based on the U.S. Treasury yield with a maturity equal to the expected term of the option in effect at the time of grant.

•	Dividend yield. The expected dividend was assumed to be zero as dividends have never been paid and there are no current plans to pay any dividends on common stock.

•	Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term was determined using the simplified method.

12.	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders, which excludes unvested restricted shares and shares which are legally outstanding, but subject to repurchase by the Company (in thousands, except share and per share data):

	Year ended December 31, 2019	Period from November 1, 2018 (inception) to December 31, 2018
Numerator:
Net loss attributable to common stockholders	$(46,519)	$(688)

Denominator:
Weighted-average shares outstanding	8,019,377	1,658,852
Less: weighted-average unvested restricted shares and shares subject to repurchase	(1,770,941)	(429,344)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	6,248,436	1,229,508

Net loss per share attributable to common stockholders, basic and diluted	$(7.44)	$(0.56)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have been antidilutive:

	December 31,
	2019	2018
Redeemable convertible preferred stock	26,000,000	—
Conversion of redeemable convertible preferred stock issuable upon settlement of the redeemable convertible preferred stock tranche liability	39,000,000	—
Options to purchase common stock	2,498,822	—
Unvested restricted stock awards	1,423,088	1,746,000

Total	68,921,910	1,746,000

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

13.	Income Taxes

Income (loss) before taxes was derived from domestic (United States) and Foreign (Canadian) sources as follows (in thousands):

	Year ended December 31, 2019	Period from November 1, 2018 (inception) to December 31, 2018
Domestic	$(34,713)	$(11)
Foreign	(11,806)	(677)

Total	$(46,519)	$(688)

The provision for income taxes was composed of the following:

	Year ended December 31, 2019	Period from November 1, 2018 (inception) to December 31, 2018
Current:
U.S. – Federal	$—	$—
U.S. – State	—	—
Foreign	—	—

Total current	—	—
Deferred:	—	—
U.S. – Federal	(1,650)	(2)
U.S. – State	—	—
Foreign	(3,181)	(182)

Total deferred	(4,831)	(184)

Change in valuation allowance	4,831	184

Total income tax expense	$—	$—

The effective tax rate of the provision for income taxes differed from the federal statutory rate as follows:

	Year ended December 31, 2019	Period from November 1, 2018 (inception) to December 31, 2018
U.S. statutory rate	21.0%	21.0%
Other	(0.0%)	(0.1%)
Change in valuation allowance	(10.4%)	(26.8%)
Foreign rate differential	1.5%	5.9%
Redeemable convertible preferred stock tranche liability	(12.1%)	0.0%

Effective income tax rate	0.0%	0.0%

On December 22, 2017, H.R.1, commonly referred to as the Tax Cuts and Jobs Act (TCJA) (“Tax Act”) was enacted into law in the United States of America. The Company has to consider the impact of the Base Erosion and Anti-Abuse Tax (“BEAT”), Global Intangible Low-Taxed Income (“GILTI”), the deduction for

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

foreign derived intangible income and other provisions of the Tax Act on an on-going basis. The Company has elected to treat taxes due on future U.S. inclusions in taxable income under the GILTI provision as a current-period expense when incurred. As such, expected future GILTI inclusions have not been factored into the measurement of the Company’s deferred taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets and liabilities consisted of the following (in thousands):

	December 31,
	2019	2018
Deferred tax assets:
Net operating loss	$4,901	184
Accruals and reserves	64	—
Fixed asset basis	37	—
Stock-based compensation	9	—
Lease liabilities	563	74

Gross deferred tax assets	5,574	258
Valuation allowance	(5,014)	(185)

Total deferred tax assets, net of valuation allowance	560	73
Deferred tax liabilities:
Right-of-use asset	(560)	(73)

Total deferred tax liabilities	(560)	(73)

Net deferred tax assets and liabilities	$—	$—

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes historical operating losses, and uncertainty of future taxable income, the Company provided a full valuation allowance against deferred tax assets. The valuation allowance increased by $4.8 million and $0.2 million during the year ended December 31, 2019 and the period from November 1, 2018 (inception) through December 31, 2018, respectively.

The Company had net operating loss carryforwards as follows:

	December 31,
	2019	2018
U.S. – Federal	$7,631	$11
State	—	—
Foreign	12,216	673

U.S. Federal net operating loss carryforwards created after January 1, 2018 carryforward indefinitely. Foreign net operating losses carryforwards expire after 20 years from the year generated, and begin to expire in 2038.

The Company’s material income tax jurisdictions are the United States (Federal), and Canada (foreign). The Company is subject to audit for tax years 2018 and forward for both Federal and foreign jurisdictions.

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

The Company accounts for uncertainty in income taxes in accordance with ASC 740. Tax positions are evaluated in a two-step process, whereby the Company first determines whether it is more likely than not that a tax position will be sustained upon examination by the tax authority, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company had no unrecognized tax benefits for the periods presented and does not expect any significant changes in its unrecognized tax benefits during the next twelve months.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense.

14.	Defined Contribution Plan

Beginning in 2019, the Company implemented a defined contribution plan (the “401(k) Plan”) for its full-time, U.S. based employees, with eligibility commencing on the month following an employee’s date of hire. Employee contributions to the 401(k) Plan are based on a percentage of the employee’s gross compensation, limited by Internal Revenue Service guidelines for such plans. The 401(k) Plan provides for matching and discretionary contributions by the Company which are made in the subsequent year. Matching contributions for the year ended December 31, 2019 were less than $0.1 million.

Beginning in 2019, the Company implemented a defined contribution plan (the “RRSP Matching Program”) for its full-time, Canadian employees, with eligibility commencing on the employee’s hire date. Employee contributions to the RRSP Matching Program are processed according to the instructions of each employee, with no cap on the amount each employee may contribute. Employees are individually responsible for ensuring their contributions from all sources do not exceed their individual RRSP contribution limit for the year, as defined by the Canada Revenue Agency. The RRSP Matching Program provides for matching contributions by the Company on a 1-to-1 basis within a prescribed limit for each calendar year. Matching contributions for the year ended December 31, 2019 were less than $0.1 million.

15.	Commitments and Contingencies

Leases

In December 2018, the Company entered into a services agreement with a related party under which office space of approximately 12,265 square feet is leased in Vancouver, Canada. The underlying lease of the premises has an expiration date of August 31, 2027, with current base lease payments of $0.3 million per year. In addition, the Company is responsible for certain other costs, such as insurance, taxes, utilities, and maintenance, which were less than $0.2 million and less than $0.1 million for the year ended December 31, 2019 and the period from November 1, 2018 (inception) through December 31, 2018, respectively. For accounting purposes, this lease is treated as an operating lease. The Company assumed the underlying lease in April 2020.

Under the above services agreement the Company also leases $0.3 million of equipment and furniture located at its office space. Pursuant to the terms of the agreement, the Company leases these assets for the same term as the office space for less than $0.1 million per month with purchase rights. In April 2020, the Company purchased these assets. For accounting purposes, the lease of these assets is treated as a finance lease (a capital lease before the adoption of ASC 842).

In December 2019, the Company entered into a non-cancelable lease agreement to lease approximately 3,000 square feet of office space located in Seattle, Washington. The term of the lease is 2 years

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

commencing on January 1, 2020. The total base lease payments over the life of the lease is $0.2 million. The Company has an option to extend the lease term for 24 months after expiration of the initial lease term.

The Company recognizes rent expense on a straight-line basis over the lease period. Rent expense recognized under all leases was $0.4 million and less than $0.1 million for the year ended December 31, 2019 and period from November 1, 2018 (inception) through December 31, 2018, respectively.

Weighted average remaining lease terms were as follows at December 31, 2019:

Weighted average remaining lease term (years)
Operating Leases	7.67
Finance Leases	3.92

As the Company’s leases do not provide an implicit interest rate, the Company used its incremental borrowing rate based on the information available at adoption of ASC 842 in determining the present value of lease payments. Below is information on the weighted average discount rates used:

Weighted average discount rate (percent)
Operating Leases	9.7%
Finance Leases	14.9%

Future minimum lease payments under the non-cancelable operating leases and capital lease as of December 31, 2018 were as follows (in thousands):

Year Ending December 31,	Operating Leases	Capital Lease
2019	$323	$124
2020	433	64
2021	436	52
2022	331	52
2023	346	47
2024 and thereafter	1,268	—

Total lease payments	$3,137	$339

The maturities of the lease liabilities under all non-cancelable operating and finance lease obligations as of December 31, 2019 were as follows (in thousands):

Year Ending December 31,	Operating Leases	Finance Lease
2020	$433	$64
2021	436	52
2022	331	52
2023	346	47
2024	346	—
2025 and thereafter	922	—

Total undiscounted lease payments	2,814	215
Less: imputed interest	919	26

Total lease liability	1,895	189
Less: current portion	163	75

Lease liability, net of current maturities	$1,732	$114

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

Indemnification Agreements

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ liability insurance.

Legal Proceedings

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management believes that there are no actions pending against the Company currently, the ultimate disposition of which would have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

Additionally, see subsequent event footnote for discussion of other commitments and contingencies.

16.	Related Party Transactions

During the year ended December 31, 2019 and the period from November 1, 2018 (inception) through December 31, 2018, the Company subleased part of its office space to an affiliate of a shareholder, at approximately $10,500 to $25,500 per annum base rent plus operating costs. During the year ended December 31, 2019, the Company received less than $0.1 million from such related party for rent and operating expenses. As of December 31, 2019 and 2018, the Company did not have any amounts receivable from such related party.

In November 2018, the Company entered into a services agreement with a related party under which such related party provides the Company with office space, equipment furniture, and other services, including outsourced personnel and support services, which are billed to the Company at cost plus 10% markup. Certain payments for office space and equipment are accounted for as leases and disclosed in Note 15. During the year ended December 31, 2019 and the period from November 1, 2018 (inception) through December 31, 2018, the Company paid $4.1 million and $0, respectively, to the related party for office space, equipment, and other support services. The Company owed this related party $0.7 million and $0.6 million, which were included in accounts payable and accrued and other current liabilities as of December 31, 2019, and 2018, respectively.

During 2019, the Company entered into an agreement with a stockholder to purchase intellectual property. Chinook issued 1,500,000 shares of common stock with a value of approximately $0.2 million for such intellectual property in 2019 and there were no accounts payable due to this stockholder as of December 31, 2019.

In March 2019, the Company entered into an asset purchase agreement with a related party to acquire certain research and development assets and paid this related party $2.0 million for these assets on December 31, 2019, and paid $0.1 million in January 2020 for the associated sales taxes.

Chinook Therapeutics U.S., Inc.

Notes to Consolidated Financial Statements

17.	Subsequent Events

The Company has evaluated events occurring between December 31, 2019 and July 21, 2020, the date the consolidated financial statements were available to be issued.

On February 5, 2020, the Company received $14.5 million pursuant to the third tranche of its Series A redeemable convertible preferred stock financing. Pursuant to the closing of the third tranche, on February 5, 2020, the Board of Directors voted to increase the shares reserved under the Equity Incentive Plan to 8,136,866.

The Company has issued an aggregate of 4,461,000 stock options to purchase the Company’s common stock during the period from January 1, 2020 to April 22, 2020 at an exercise price of $0.12 per share pursuant to the 2019 Equity Incentive Plan.

On April 29, 2020, the Company entered into a Lease Assignment and Assumption agreement transferring the previously subleased space for the Company’s Vancouver, B.C. facility to the Company. The current term of the lease expires August 31, 2027, and contains a mutual early termination right that allows either the lessor or the Company to terminate the lease on August 31, 2022 by providing not less than one year’s written notice of its intent to terminate to the other party.

On June 1, 2020, the Company entered into a definitive merger agreement (“Merger Agreement”) with Aduro Biotech, Inc. (“Aduro”) to create a combined publicly-traded biotechnology company whose focus will be on the discovery, development and commercialization of precision medicines for kidney diseases. Under the terms of the Merger Agreement, the Company will merge with a wholly owned subsidiary of Aduro in an all-stock transaction. Based on the exchange ratio formula in the Merger Agreement, immediately following the effective time of the merger, the former security holders of the Company, and the security holders of Aduro as of immediately prior to the effective time of the merger, are each expected to own approximately 50% of the outstanding shares of the combined company’s common stock on a fully-diluted basis (in each case excluding equity incentives available for grant). Certain of the Company’s stockholders are party to a support agreement with Aduro pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a Company stockholder, to vote all of his, her or its shares of Company capital stock in favor of (i) the adoption of the Merger Agreement and approval of the merger, (ii) the approval of the related transactions contemplated by the Merger Agreement, (iii) the conversion of Company preferred stock into shares of Company common stock and (iv) the approval of certain additional proposals in connection with the merger that the Company’s board of directors may recommend. The Company has concluded that the transaction represents a business combination pursuant to FASB ASC Topic 805, Business Combinations. Further, the Company is expected to be the accounting acquirer based on the terms of the Merger Agreement and other factors, including: (i) the Company’s largest shareholder will retain the largest interest in the combined company; (ii) the Company will designate a majority (five of seven) of the initial members of the board of directors of the combined company; (iii) the Company’s executive management team will become the management of the combined company; and (iv) the combined company will be named Chinook Therapeutics, Inc. and be headquartered in Seattle, Washington.

Chinook Therapeutics U.S., Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(unaudited)

	March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$21,982	$11,203
Restricted cash	141	154
Prepaid expense and other current assets	894	1,174

Total current assets	23,017	12,531
Property and equipment, net and finance right-of-use asset	1,164	1,311
Operating lease right-of-use assets	1,865	1,880

Total assets	$26,046	$15,722

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable (including amounts due to related party of $5 and $250 at March 31, 2020 and December 31, 2019, respectively)	$797	$939
Finance lease liabilities-related party	69	75
Operating lease liabilities (including amounts due to related party of $153 and $163 at March 31, 2020 and December 31, 2019, respectively)	253	163
Accrued and other current liabilities (including amounts due to related party of $724 and $489 at March 31, 2020 and December 31, 2019, respectively)	1,367	1,250

Total current liabilities	2,486	2,427
Redeemable convertible preferred stock tranche liability	24,189	32,733
Finance lease liabilities–related party, net of current maturities	88	114
Operating lease liabilities, net of current maturities (including amounts due to related party of $1,545 and $1,732 at March 31, 2020 and December 31, 2019, respectively)	1,628	1,732

Total liabilities	28,391	37,006

Commitments and contingencies (Note 15)
Redeemable convertible preferred stock, $0.0001 par value; 65,000,000 shares authorized as of March 31, 2020 and December 31, 2019; 40,500,000 and 26,000,000 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively; liquidation preference $40,500 and $26,000 as of March 31, 2020 and December 31, 2019, respectively	44,037	19,835
Stockholders’ deficit:
Common stock, $0.0001 par value; 87,000,000 shares authorized as of March 31, 2020 and December 31, 2019; 15,284,995 and 15,407,495 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively	2	2
Additional paid-in capital	6,194	6,093
Accumulated deficit	(52,356)	(47,207)
Accumulated other comprehensive loss	(222)	(7)

Total stockholders’ deficit	(46,382)	(41,119)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$26,046	$15,722

The accompanying notes are an integral part of these condensed consolidated financial statements.

Chinook Therapeutics U.S., Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended March 31,
	2020	2019
Operating expenses:
Research and development (including related party expenses of $113 and $2,717 in the three months ended March 31, 2020 and 2019, respectively)	$2,818	$3,542
General and administrative (including related party expenses of $152 and $358 in the three months ended March 31, 2020 and 2019, respectively)	1,271	587

Total operating expenses	4,089	4,129

Loss from operations	(4,089)	(4,129)
Interest expense-related party	(6)	(9)
Other income, net	125	32
Change in fair value of redeemable convertible preferred stock tranche liability	(1,179)	(31)

Net loss	$(5,149)	$(4,137)

Net loss per share attributable to common stockholders, basic and diluted	$(0.37)	$(0.81)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	14,046,100	5,105,778

Other comprehensive loss:
Foreign currency translation adjustments, net of tax of $0	$(215)	$(32)

Total other comprehensive loss	(215)	(32)

Comprehensive loss	$(5,364)	$(4,169)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Chinook Therapeutics U.S., Inc.

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	—	$—	6,746,000	$1	$—	$(688)	$6	$(681)
Net loss	—	—	—	—	—	(4,137)	—	(4,137)
Other comprehensive loss	—	—	—	—	—	—	(32)	(32)
Stock-based compensation expense	—	—	—	—	10	—	—	10
Issuance of common stock	—	—	160,000	—	16	—	—	16
Issuance of Series A redeemable convertible preferred stock, net of issuance cost of $130	20,000,000	13,910	—	—	—	—	—	—

Balances at March 31, 2019	20,000,000	13,910	6,906,000	1	26	(4,825)	(26)	(4,824)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 1, 2020	26,000,000	19,835	15,407,495	2	6,093	(47,207)	(7)	(41,119)
Net loss	—	—	—	—	—	(5,149)	—	(5,149)
Other comprehensive loss	—	—	—	—	—	—	(215)	(215)
Stock-based compensation expense	—	—	—	—	100	—	—	100
Issuance of common stock upon exercise of stock options	—	—	15,000	—	1	—	—	1
Repurchase of unvested restricted stock awards	—	—	(137,500)	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock, net of issuance cost of $21	14,500,000	14,479	—	—	—	—	—	—
Exercise of redeemable convertible preferred stock tranche liability	—	9,723	—	—	—	—	—	—

Balances at March 31, 2020	40,500,000	$44,037	15,284,995	$2	$6,194	$(52,356)	$(222)	$(46,382)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Chinook Therapeutics U.S., Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2020	2019
Cash flows from operating activities
Net loss	$(5,149)	$(4,137)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization expense	86	14
Amortization of finance lease right-of-use asset	21	21
Non-cash operating lease expense	57	38
Stock-based compensation expense	100	10
Change in fair value of redeemable convertible preferred stock tranche liability	1,179	31
Changes in operating assets and liabilities:
Prepaid and other current assets	191	(470)
Accounts payable (including related party amounts of $(246) and $(55) for three months ended March 31, 2020 and March 31, 2019, respectively)	(131)	(156)
Operating lease liabilities (including related party amounts of $(37) and $(35) for three months ended March 31, 2020 and March 31, 2019, respectively)	(53)	(35)
Accrued and other current liabilities (including related party amounts of $235 and $2,121 for three months ended March 31, 2020 and March 31, 2019, respectively)	211	2,410

Net cash used in operating activities	(3,488)	(2,274)

Cash flows from investing activities
Purchases of property and equipment (including related party amounts of $16 and $1 for three months ended March 31, 2020 and March 31, 2019, respectively)	(22)	(25)

Net cash used in investing activities	(22)	(25)

Cash flows from financing activities
Issuance of common stock	1	16
Repayment of finance lease liability-related party	(13)	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	14,479	19,870

Net cash provided by financing activities	14,467	19,886

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(191)	(14)

Net change in cash, cash equivalents and restricted cash	10,766	17,573
Cash, cash equivalents and restricted cash, at the beginning of the period	11,357	—

Cash, cash equivalents and restricted cash, at the end of the period	$22,123	$17,573

Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets Cash and cash equivalents	$21,982	$17,423
Restricted cash	141	150

Cash, cash equivalents and restricted cash in consolidated balance sheets	$22,123	$17,573

Supplemental disclosures of noncash investing and financing activities
Purchases of property and equipment included in accounts payable and in accrued and other current liabilities (including related party amounts of $448 and $351 at March 31, 2020 and March 31, 2019, respectively)	$489	$357
Operating lease right-of-use asset recorded on the adoption of ASC 842-related party	$—	$1,995
Right-of-use for office space acquired through leases	$199	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	Organization

The accompanying condensed consolidated financial statements include the accounts of Chinook Therapeutics U.S., Inc. (the “Company”) and its wholly owned Canadian subsidiary, Chinook Therapeutics, Inc. (“Chinook Canada”). The Company was incorporated in the state of Delaware on November 1, 2018, and is headquartered in Seattle, Washington. The Company is a biotechnology company focused on the development of precision medicines for kidney diseases.

2.	Liquidity and Going Concern

The Company has incurred significant net operating losses and negative cash flows from operations since inception and had an accumulated deficit of $52.4 million as of March 31, 2020. The Company has historically financed its operations primarily through the private placement of equity securities. To date, the Company has no product candidates approved for sale and therefore the Company has not generated any revenue from product sales, nor has the Company generated any revenue from collaboration or other agreements. Management expects operating losses and negative cash flows to continue for the foreseeable future, until such time, if ever, that it can generate significant sales of its product candidates currently in development or through collaboration or other agreements.

Management believes that the Company’s cash and cash equivalents will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of these condensed consolidated financial statements. The Company believes that this raises substantial doubt about its ability to continue as a going concern. As a result, the Company will be required to raise additional capital; however, there can be no assurance as to whether additional financing will be available on terms acceptable to the Company, if at all. If sufficient funds on acceptable terms are not available when needed, the Company could be required to significantly reduce its operating expenses and delay, reduce the scope of or eliminate one or more of its development programs. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact the Company’s ability to achieve its intended business objectives and have an adverse effect on its results of operations and future prospects.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

3.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The unaudited interim condensed consolidated financial statements and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited interim condensed consolidated financial statements include the Company’s accounts and the accounts of Chinook Canada, the Company’s wholly owned Canadian subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying condensed consolidated balance sheets as of March 31, 2020, the condensed consolidated statements of operations and comprehensive loss, the condensed consolidated statements of

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

redeemable convertible preferred stock and stockholders’ deficit and condensed consolidated statements of cash flows for the three months ended March 31, 2020 and 2019 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2020 and the results of its operations and its cash flows for the three months ended March 31, 2020 and 2019. The financial data and other information disclosed in these notes related to the three months ended March 31, 2020 and 2019 are also unaudited. The results for the three months ended March 31, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period. The balance sheet as of December 31, 2019 included herein was derived from the audited consolidated financial statements as of that date. Certain disclosures have been condensed or omitted from the interim condensed consolidated financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and related notes.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of expenses during the reporting periods. Such estimates include the valuation of the redeemable convertible preferred stock tranche liability, deferred tax assets, useful lives of property and equipment, accruals for research and development activities, right-of-use assets, lease obligations and stock-based compensation. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, reliance on single-source vendors and collaborators, availability of raw materials, patentability of the Company’s products and processes and clinical efficacy and safety of the Company’s products under development, compliance with government regulations and the need to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical studies, clinical trials and regulatory approval, prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance and reporting.

The Company’s product candidates are still in development and, to date, none of the Company’s product candidates have been approved for sale and, therefore, the Company has not generated any revenue from product sales.

There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained or maintained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate revenue from product sales. The Company operates in an environment of rapid technological change and substantial competition from other pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees, consultants and other third parties.

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Moreover, the current COVID-19 (coronavirus) pandemic, which is impacting worldwide economic activity, poses risk that the Company or its employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The extent to which the COVID-19 (coronavirus) pandemic will impact the Company’s business will depend on future developments that are highly uncertain and cannot be predicted at this time.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) under its accounting standard codifications (“ASC”) or other standard setting bodies and adopted by the Company as of the specified effective date, unless otherwise discussed below.

Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12 – Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The standard update simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and also improves consistent application by clarifying and amending existing guidance. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is assessing the impact of this guidance and is continuing to evaluate its impact on the consolidated financial statements.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The standard changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The standard is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted for all periods beginning after December 15, 2018. The Company adopted this ASU effective January 1, 2020. The adoption of this ASU did not have a material effect on the Company’s condensed consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13 – Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The standard eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information, and modifies some disclosure requirements. The new standard is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted upon issuance of this ASU. Entities making this election to early adopt are permitted to early adopt the eliminated or modified disclosure requirements and delay the adoption of the new disclosure requirements until their effective date. The Company adopted this ASU effective January 1, 2020. The adoption of this ASU did not have a material effect on the Company’s condensed consolidated financial statements and related disclosures.

4.	Fair Value Measurements

The Company records certain financial assets and liabilities at fair value in accordance with the provisions of ASC Topic 820 on fair value measurements. As defined in the guidance, fair value, defined as an exit

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

price, represents the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants. As a result, fair value is a market-based approach that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering these assumptions, the guidance defines a three-tier valuation hierarchy that prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1: Unadjusted quoted prices in active, accessible markets for identical assets or liabilities.

Level 2: Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The determination of a financial instrument’s level within the fair value hierarchy is based on an assessment of the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	Level 1	Level 2	Level 3	Total
March 31, 2020
Assets:
Money market funds	$20,899	$—	$—	$20,899

Cash equivalents (1)	20,899	—	—	20,899

Certificate of deposit	—	141	—	141

Restricted cash	—	141	—	141

Total fair value of assets	$20,899	$141	$—	$21,040

Liabilities:
Redeemable convertible preferred stock tranche liability	$—	$—	$24,189	$24,189

Total fair value of liabilities	$—	$—	$24,189	$24,189

(1)	Included in cash and cash equivalents in the condensed consolidated balance sheets

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

	Level 1	Level 2	Level 3	Total
December 31, 2019
Assets:
Money market funds	$9,338	$—	$—	$9,338

Cash equivalents (1)	9,338	—	—	9,338

Certificate of deposit	—	154	—	154

Restricted cash	—	154	—	154

Total fair value of assets	$9,338	$154	$—	$9,492

Liabilities:
Redeemable convertible preferred stock tranche liability	$—	$—	$32,733	$32,733

Total fair value of liabilities	$—	$—	$32,733	$32,733

(1)	Included in cash and cash equivalents in the condensed consolidated balance sheets

Money market funds are included within Level 1 of the fair value hierarchy because they are valued using quoted market prices. Certificate of deposit is classified within Level 2 of the fair value hierarchy as the valuation is obtained from third-party pricing services, which utilize industry standard valuation models, including both income-based and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate the fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar securities, estimated interest rates based on the issuer credit rating and term, and other observable inputs.

The following table presents a summary of the changes in the fair value of the Company’s Level 3 financial instrument (in thousands):

Redeemable Convertible Preferred Stock Tranche Liability
Fair Value as of January 1, 2020	$32,733
Exercise	(9,723)
Change in fair value	1,179

Fair Value as of March 31, 2020	$24,189

Redeemable Convertible Preferred Stock Tranche Liability
Fair Value as of January 1, 2019	$—
Recognition of redeemable convertible preferred stock tranche liability	5,960
Change in fair value	31

Fair Value as of March 31, 2019	$5,991

The fair value of the redeemable convertible preferred stock tranche liability is based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. In determining the fair value of the redeemable convertible preferred stock tranche liability, the Company used the Probability-Weighted Expected Return Method, “PWERM” (see Note 8).

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

5.	Property and Equipment, net and Finance Lease Right-of-Use Asset

Property and equipment, net and finance lease right-of-use asset consisted of the following (in thousands):

	March 31, 2020	December 31, 2019
Research and lab equipment	$616	$640
Computer equipment	66	57
Computer software	10	10
Furniture and fixtures	77	84
Leasehold improvements	448	464

	1,217	1,255
Total accumulated depreciation	(210)	(139)

Property and equipment, net	1,007	1,116
Finance lease right-of-use asset	157	195

Property and equipment, net and finance lease right-of use asset	$1,164	$1,311

Depreciation and amortization expense for property and equipment during the three months ended March 31, 2020 and 2019 was $0.1 million and less than $0.1 million, respectively. All of the Company’s property and equipment as of March 31, 2020 and December 31, 2019 was located at Chinook Canada.

6.	Accrued Liabilities and Other

Accrued liabilities and other consisted of the following (in thousands):

	March 31, 2020	December 31, 2019
Professional services	$539	$73
Property and equipment	421	489
Compensation and benefits	363	621
Business taxes	44	67

	$1,367	$1,250

7.	License Agreements

AbbVie Ireland Unlimited Company

On December 16, 2019, the Company entered into a license agreement (the “License Agreement”) with AbbVie Ireland Unlimited Company (“AbbVie”), which granted the Company an exclusive license to atrasentan, an endothelin receptor antagonist, under AbbVie’s patent rights to develop and commercialize licensed products for the treatment of rare, severe chronic kidney diseases. Under the agreement, the Company assumes all global development and commercialization responsibilities for atrasentan. In consideration of the license and rights granted under the License Agreement, the Company made an upfront cash payment and issued 6,842,907 shares of common stock for total consideration of $6.7 million to AbbVie. The Company concluded that this transaction should be accounted for as an asset purchase, and as such, recorded the associated expense within research and development expense on the Company’s statements of operations and comprehensive loss, as the product has not reached technological feasibility and does not have alternative future use. Under the License Agreement, the Company is obligated to make contingent development,

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

regulatory and commercial milestone payments, of up to a maximum of $135 million in the aggregate, as well as pay royalties on the worldwide net sales of licensed products ranging from upper-single-digit to high-teen percentages. Prior to entering this License Agreement, AbbVie was not a related party.

The Company did not recognize any milestone payments for the three months ended March 31, 2020. As of March 31, 2020, the Company did not have any payable or receivable balances associated with the License Agreement.

8.	Redeemable Convertible Preferred Stock Tranche Liability

The terms of the Series A redeemable convertible preferred stock agreement includes provisions requiring the investors to purchase, and obligating the Company to deliver, additional shares of redeemable convertible preferred stock at a specified price in the future based on the achievement by the Company of certain development-based milestones (see Note 10). The investors are also able to waive the milestone requirements, which provides the investors with options to purchase additional Series A redeemable convertible preferred stock if the milestones are not met. The rights to purchase additional shares were recorded as a tranche liability, in accordance with the guidance applicable to freestanding instruments to issue shares that are redeemable, at the estimated fair value of the obligation on the date of issuance with the carrying value adjusted at each reporting date for any changes in estimated fair values.

The Company estimates the fair value of the redeemable convertible preferred stock tranche liability related to each milestone utilizing the income approach using unobservable inputs including (a) future per share value of Series A redeemable convertible preferred stock upon achievement of the milestone, (b) estimated term until date of milestone achievement, and (c) probability of milestone achievement. As of December 31, 2019 and March 31, 2020, the future per share value of Series A redeemable convertible preferred stock upon achievement of the milestone and the probability of milestone achievement for each tranche were calculated on a probability-weighted basis giving equal weighting to public offering and private exit scenarios. The future cash flows are discounted to their fair values as of each valuation date using one or more discount rates, depending on the number of probability-weighted scenarios employed. The redeemable convertible preferred stock tranche liability was valued as of the dates indicated using the following weighted, where applicable, assumptions:

	Value of Future Series A Redeemable Convertible Preferred Stock	Term	Probability
February 6, 2019 (upon issuance)	$1.05 - $2.49	1.15 - 3.40 years	39% -75%
December 31, 2019	$1.69 - $2.61	0.17 - 0.75 years	71% -93%
March 31, 2020	$2.01 - $2.63	0.33 - 0.50 years	71% - 88%

For the February 6, 2019 valuation date, the Company utilized a discount rate of 10%. For the December 31, 2019 valuation date, the Company used multiple discount rates of 10% and 40%. For the March 31, 2020 valuation date, the Company used a discount rate of 20%.

Upon issuance, the fair value of the redeemable convertible preferred stock tranche liability was recorded as a reduction in the amounts paid by investors attributable to the purchase of Series A redeemable convertible preferred stock.

9.	Common Stock

The Company is authorized to issue common stock, with a par value of $0.0001 per share. As of March 31, 2020 and December 31, 2019, there were 87,000,000 shares of common stock authorized.

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Common stockholders are entitled to dividends if and when declared by the Board of Directors (the “Board”) subject to the prior rights of the preferred stockholders. As of March 31,2020, no dividends on common stock had been declared by the Board.

The Company had the following shares of common stock reserved for future issuance:

	March 31, 2020	December 31, 2019
Conversion of redeemable convertible preferred stock	40,500,000	26,000,000
Conversion of redeemable convertible preferred stock issuable upon settlement of the redeemable convertible preferred stock tranche liability	24,500,000	39,000,000
Stock options available for future grant	2,213,544	1,713,061
Stock options issued and outstanding	5,908,322	2,498,822

Total common stock reserved	73,121,866	69,211,883

10.	Redeemable Convertible Preferred Stock

In February 2019, as amended in July 2019, the Company entered into a Series A financing transaction, pursuant to which the Company was authorized to issue up to 65,000,000 shares of Series A redeemable convertible preferred stock having a per share par value of $0.0001, at a purchase price of $1.00 per share.

The issuance of Series A redeemable convertible preferred stock consists of four tranches:

•

The first tranche consisted of two closings, the first in February 2019 resulting in the issuance of 20,000,000 shares at $1.00 per share, for total gross proceeds of $20.0 million, out of which 13,333,333 shares were issued to an existing common stock shareholder at $1.00 per share, for total gross proceeds of $13.3 million. The second closing occurred in July 2019, resulting in the issuance of 6,000,000 shares at $1.00 per share, for total gross proceeds of $6.0 million.

•

The second tranche is for 14,500,000 shares and initially required either (i) the Company’s delivery of a written certification by the Board, including at least two of the Preferred Directors (the “Preferred Director Approval”), of nomination by the Company’s management of one development candidate for initiation of investigational new drug (“IND”)-enabling development in any indication, or (ii) the waiver by the Requisite Purchasers (as defined in the Series A stock purchase agreement) of the satisfaction of the above closing condition. Commensurate with the third tranche financing in February 2020, the Company and the holders of Series A redeemable convertible preferred stock agree to revise the second tranche so it requires the Company’s delivery of a written certification by the Board, including the Preferred Director Approval, of the Company’s cash and cash equivalents being less than or equal to $10.0 million. As of March 31, 2020, the second tranche had not closed.

•

The third tranche is for 14,500,000 shares and requires either (i) the Company’s delivery of a written certification by the Board, including the Preferred Director Approval, of (A) achievement of one of the following milestone events of (a) nomination by the Company’s management and approval by the Board, including the Preferred Director Approval, of a second development candidate (which may be a Board approved in-licensed compound) for initiation of IND-enabling development in any indication other than that addressed by the development candidate that satisfied the second closing milestone, or (b) filing of an IND by the Company with no hold placed on the program after the 30-day waiting period, or (c) closing of a strategic partnership, acceptable to the Board, that either (1) yields at least

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

$20.0 million in upfront consideration, or (2) results in the in-license by the Company of an IND-ready or clinical-stage program in any indication, and (B) the Company’s cash and cash equivalents balance being less than or equal to $5.0 million, or (ii) the waiver by the Requisite Purchasers of the satisfaction of the above closing conditions. This tranche closed on February 5, 2020 resulting in the issuance of 14,500,000 shares at $1.00 per share, for total gross proceeds of $14.5 million.

•

The fourth tranche is for 10,000,000 shares and requires either (i) the Company’s delivery of a written certification by the Board, including the Preferred Director Approval, of (A) achievement of one of the following milestone events of (a) a clinical study in any program has provided evidence of pharmacologic activity or efficacy that constitutes clinical proof of concept sufficient to justify further development of that program and there are no safety findings that prevent commercially reasonable further development of that program, or (ii) filing of a second IND in any indication except that addressed by the Company’s first IND if such lead program still is successfully progressing, or (iii) closing of a strategic partnership, acceptable to the Board that either yields at least $50.0 million in upfront consideration or results in the in-license by the Company of an IND-ready or clinical-stage program in any indication not already under active development, and (B) the Company’s cash and cash equivalents balance being less than or equal to $5.0 million, or (ii) the waiver by the Requisite Purchasers of the satisfaction of the above closing conditions. As of March 31, 2020, the fourth tranche had not closed.

As of March 31, 2020, redeemable convertible preferred stock consisted of the following (in thousands, except per share and share amounts):

	Shares Authorized	Original Issue Price	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	65,000,000	$1.00	40,500,000	$44,037	$40,500

	65,000,000		40,500,000	$44,037	$40,500

As of December 31, 2019, redeemable convertible preferred stock consisted of the following (in thousands, except per share and share amounts):

	Shares Authorized	Original Issue Price	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	65,000,000	$1.00	26,000,000	$19,835	$26,000

	65,000,000		26,000,000	$19,835	$26,000

The rights, preferences, privileges and restrictions granted to or imposed on the respective classes of the Company’s capital stock or the holders thereof are as follows:

Voting

The Series A redeemable convertible preferred stockholders vote with the common stockholders on an as converted basis into common stock and as a single class.

The holders of shares of Series A redeemable convertible preferred stock shall be entitled, voting separately as a separate class, to elect four directors of the Company (the “Series A Directors”). The holders of shares of common stock shall be entitled, voting separately as a single class, to elect one director of the Company. The holders of shares of common stock and redeemable convertible preferred stock shall be entitled, voting together, to elect the remaining directors of the Company.

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Dividends

Holders of the Series A redeemable convertible preferred stock are entitled to noncumulative dividends at an annual rate of $0.08 per share, when and if declared by the Board.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company in any fiscal year unless the holders of the Series A redeemable convertible preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A redeemable convertible preferred stock in an amount at least equal to (i) all declared but unpaid dividends with respect to all outstanding shares of Series A redeemable convertible preferred stock, (ii) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of Series A redeemable convertible preferred stock as would equal the product of (A) the dividend payable on each share of such class or series determined on an as-converted basis, if applicable, and (B) the number of shares of common stock issuable upon conversion of a share of Series A redeemable convertible preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (iii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Series A redeemable convertible preferred stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series (“recapitalizations”) and (B) multiplying such fraction by an amount equal to the Series A original issue price.

No dividends have been declared or paid to date.

Conversion

Each share of Series A redeemable convertible preferred stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the Series A redeemable convertible preferred stock original issue price by the Series A redeemable convertible preferred stock Conversion Price in effect at the time of conversion. The Series A conversion price shall initially be equal to $1.00. If, after the issuance date of the Series A redeemable convertible preferred stock, the Company issues or sells, or is deemed to have sold, additional shares of common stock without consideration or for a consideration per share less than the conversion price of Series A redeemable convertible preferred stock in effect immediately prior to the issuance of such additional shares of common stock, except for certain exceptions allowed, the conversion price of Series A redeemable convertible preferred stock would be adjusted. As of March 31, 2020, Series A redeemable convertible preferred stock was convertible into the Company’s shares of common stock on a one-for-one basis.

Additionally, each share of Series A redeemable convertible preferred stock automatically converts into common stock at the effective conversion rate upon the closing of a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1993, in which the public offering proceeds exceed $50.0 million and the price per share is at least $5.00, or upon written consent of a majority of the holders of Series A redeemable convertible preferred stock.

Liquidation

In the event of any (i) voluntary or involuntary liquidation, dissolution or winding up of the Company; or (ii) a merger, acquisition or consolidation of the Company, any transaction or series of transactions in which more

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

than 50% of the voting power of the Company is transferred, or a sale, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Company (each of such events a “Deemed Liquidation Event”), the holders of shares of Series A redeemable convertible preferred stock then outstanding shall be entitled to be paid before any payment shall be made to the holders of common stock an amount per share equal to the Series redeemable convertible preferred stock’s original issue price of $1.00 per share, plus any dividends declared but unpaid thereon.

If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A redeemable convertible preferred stock the full amount to which they shall be entitled, the holders of shares of Series A redeemable convertible preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

After the payment to the holders of Series A redeemable convertible preferred stock of the full preferential amounts specified above, all of the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of Series A redeemable convertible preferred stock and common stock pro rata based on the number of shares of common stock held by each such holder on an as-converted basis.

Redemption and Balance Sheet Classification

The redeemable convertible preferred stock is recorded within mezzanine equity on the balance sheets because while it is not mandatorily redeemable, it will become redeemable at the option of the stockholders upon the occurrence of certain deemed liquidation events that are considered not solely within the Company’s control.

11.	Stock-based Compensation

Restricted Stock

Activity with respect to restricted stock was as follows:

	Number of Shares Underlying Outstanding Restricted Stock	Weighted Average Grant Date Fair Value
Unvested, January 1, 2020	1,423,088	$0.10
Repurchased	(137,500)	$0.10
Vested	(110,998)	$0.10

Unvested, March 31, 2020	1,174,590	$0.10

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Stock Options

A summary of stock option activity is set forth below (aggregate intrinsic value in thousands):

		Outstanding Awards
	Number of Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding, January 1, 2020	1,871,649	2,498,822	$0.10	9.41	$1,872
Options authorized	3,766,395
Options granted	(3,424,500)	3,424,500	$0.12
Options exercised	—	(15,000)	$0.10

Outstanding, March 31, 2020	2,213,544	5,908,322	$0.11	9.62	$5,838

Shares exercisable March 31, 2020		178,185	$0.10	8.97	$178
Vested and expected to vest, March 31, 2020		5,908,322	$0.11	9.62	$5,838

Stock options were granted during the three months ended March 31, 2020 with an aggregate intrinsic value at the date of grant of $3.4 million.

Total stock-based compensation expense recognized was as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
Research and development	$40	$8
General and administrative	60	2

Total stock-based compensation	$100	$10

12.	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders, which excludes unvested restricted shares and shares which are legally outstanding, but subject to repurchase by the Company (in thousands, except share and per share data):

	Three Months Ended March 31,
	2020	2019
Numerator:
Net loss attributable to common stockholders	$(5,149)	$(4,137)

Denominator:
Weighted-average shares outstanding	15,278,237	6,842,000
Less: weighted-average unvested restricted shares and shares subject to repurchase	(1,232,137)	(1,736,222)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	14,046,100	5,105,778

Net loss per share attributable to common stockholders, basic and diluted	$(0.37)	$(0.81)

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have been antidilutive:

	March 31,
	2020	2019
Redeemable convertible preferred stock	40,500,000	20,000,000
Conversion of redeemable convertible preferred stock issuable upon settlement of the redeemable convertible preferred stock tranche liability	24,500,000	45,000,000
Options to purchase common stock	5,908,322	361,000
Unvested restricted stock awards	1,174,590	1,726,000

Total	72,082,912	67,087,000

13.	Income Taxes

For the three months ended March 31, 2020 and 2019, the Company did not record an income tax provision. The U.S. Federal and Canadian deferred tax assets generated from the Company’s net operating losses have been fully reserved, as the Company believes it is more likely than not the benefit will not be realized.

14.	Commitments and Contingencies

Leases

In December 2019, the Company entered into a non-cancellable lease agreement to lease approximately 3,000 square feet of office space located in Seattle, Washington. The term of the lease is 2 years commencing on January 1, 2020. The total base lease payments over the life of the lease is $0.2 million. The Company has an option to extend the lease term for 24 months after expiration of the initial lease term. The lease commenced in January 2020 upon which the Company recognized $0.2 million operating right-of-use asset and lease liabilities.

Indemnification Agreements

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ liability insurance.

Legal Proceedings

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management believes that there are no actions pending against the Company currently, the ultimate disposition of which would have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Additionally, see subsequent event footnote for discussion of other commitments and contingencies.

15.	Related Party Transactions

During the three months ended March 31, 2020 and 2019, the Company subleased part of its office space to an affiliate of a shareholder, at approximately $10,500 to $25,500 for base rent plus operating costs per year. During the three months ended March 31, 2020, the Company received less than $0.1 million from such related party for rent and operating expenses. As of March 31, 2020, the Company had $0.1 million accounts receivable outstanding from such related party.

In November 2018, the Company entered into a services agreement with a related party under which such related party provides the Company with office space, equipment furniture, and other services, including outsourced personnel and support services, which are billed to the Company at cost plus 10% markup. During the three months ended March 31, 2020 and 2019, the Company paid $0.1 and $1.2 million, respectively, to the related party for office space, equipment, and other support services. The Company owed this related party $0.3 million and $0.6 million, which were included in accounts payable as of March 31, 2020, and December 31, 2019, respectively.

During 2019, the Company entered into an agreement with a stockholder to purchase intellectual property. Chinook issued 1,500,000 shares of common stock with a value of approximately $0.2 million for such intellectual property in 2019 and there were no accounts payable due to this stockholder as of March 31, 2020 and December 31, 2019.

In March 2019, the Company entered into an asset purchase agreement with a related party to acquire certain research and development assets and paid this related party $2.0 million for these assets on December 31, 2019, and paid $0.1 million in January 2020 for the associated sales taxes.

16.	Subsequent Events

The Company has evaluated events occurring between March 31, 2020 and July 21, 2020, the date the condensed consolidated financial statements were available to be issued.

The Company has issued an aggregate of 1,036,500 stock options to purchase the Company’s common stock during the period from April 1, 2020 to April 22, 2020 at an exercise price of $0.12 per share pursuant to the 2019 Equity Incentive Plan.

On April 29, 2020, the Company entered into a Lease Assignment and Assumption agreement transferring the lease for the Company’s Vancouver, B.C. facility to the Company. The current term of the lease expires August 31, 2027, and contains a mutual early termination right that allows either the lessor or the Company to terminate the lease on August 31, 2022 by providing not less than one year’s written notice of its intent to terminate to the other party.

On June 1, 2020, the Company entered into a definitive merger agreement (“Merger Agreement”) with Aduro Biotech, Inc. (“Aduro”) to create a combined publicly-traded biotechnology company whose focus will be on the discovery, development and commercialization of precision medicines for kidney diseases. Under the terms of the Merger Agreement, the Company will merge with a wholly owned subsidiary of Aduro in an all-stock transaction. Based on the exchange ratio formula in the Merger Agreement, immediately following the effective time of the merger, the former security holders of the Company, and the security holders of Aduro as of immediately prior to the effective time of the merger, are each expected to

Chinook Therapeutics U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

own approximately 50% of the outstanding shares of the combined company’s common stock on a fully-diluted basis (in each case excluding equity incentives available for grant). Certain of the Company’s stockholders are party to a support agreement with Aduro pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a Company stockholder, to vote all of his, her or its shares of Company capital stock in favor of (i) the adoption of the Merger Agreement and approval of the merger, (ii) the approval of the related transactions contemplated by the Merger Agreement, (iii) the conversion of Company preferred stock into shares of Company common stock and (iv) the approval of certain additional proposals in connection with the merger that the Company’s board of directors may recommend. The Company has concluded that the transaction represents a business combination pursuant to FASB ASC Topic 805, Business Combinations. Further, the Company is expected to be the accounting acquirer based on the terms of the Merger Agreement and other factors, including: (i) the Company’s largest shareholder will retain the largest interest in the combined company; (ii) the Company will designate a majority (five of seven) of the initial members of the board of directors of the combined company; (iii) the Company’s executive management team will become the management of the combined company; and (iv) the combined company will be named Chinook Therapeutics, Inc. and be headquartered in Seattle, Washington.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. GAAP, and gives effect to the merger between Aduro Biotech, Inc., or Aduro, and Chinook Therapeutics U.S., Inc., or Chinook, to be accounted for as a reverse acquisition, with Chinook being deemed the acquiring company for accounting purposes.

Chinook was determined to be the accounting acquirer based upon the terms of the merger and other factors including (i) Chinook’s largest historic shareholder retains the largest minority interest in the combined business, (ii) Chinook directors will hold the largest board of director representation in the combined company, (iii) Chinook management will hold a majority of key management positions of the combined company, and (iv) and the combined company will be named Chinook Therapeutics, Inc. and be headquartered in Seattle, Washington.

The unaudited pro forma condensed combined balance sheet as of March 31, 2020 assumes that the merger took place on March 31, 2020 and combines the historical balance sheets of Aduro and Chinook as of March 31, 2020. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2020 assumes that the merger took place as of January 1, 2019 and combines the historical results of Aduro and Chinook for the three months ended March 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 assumes that the merger took place as of January 1, 2019 and combines the historical results of Aduro and Chinook for the year ended December 31, 2019. The historical financial information of Aduro and Chinook have been adjusted to give pro forma effect to events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the information of operations, expected to have a continuing impact on the combined results. The following pro forma financial information does not give effect to the proposed reverse stock split of Aduro common stock described in Proposal No. 3 in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information are based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting, expected to be completed after the closing of the transaction, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position. In addition, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma combined financial information as a result of the amount, if any, of capital raised by Chinook between entering the Merger Agreement and closing of the merger; the amount of cash used by Aduro’s operations between the signing of the Merger Agreement and the closing of the merger; the timing of closing of the merger; changes in the fair value of Aduro’s common stock; changes in the fair value of the contingent value rights; and other changes in the Aduro assets and liabilities that occur prior to the completion of the merger.

The unaudited pro forma condensed combined financial information do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the acquisition. The unaudited pro forma condensed combined financial information have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Aduro and Chinook been a combined company during the specified period. The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the Aduro and Chinook historical audited financial statements for the year ended December 31, 2019 and the unaudited condensed financial statements for the three months ended March 31, 2020 incorporated by reference or included elsewhere in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

March 31, 2020

(In thousands)

	Chinook	Aduro	Pro Forma Merger Adjustments	Note 4	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$21,982	$94,381	$25,000	C	$141,363
Marketable securities	—	108,539	—		108,539
Accounts receivable	—	1,053	—		1,053
Income tax receivable	—	5,665	—		5,665
Restricted cash	141	—	—		141
Prepaid expenses & other current assets	894	2,676	—		3,570

Total current assets	23,017	212,314	25,000		260,331
Marketable securities	—	3,011	—		3,011
Property and equipment, net	1,164	22,492	—		23,656
Operating lease right-of-use assets	1,865	20,722	—		22,587
Goodwill	—	8,010	(8,010)	A(2)	—
Intangible assets, net	—	18,478	8,270	A(3)	26,748
Restricted cash	—	468	—		468

Total assets	$26,046	$285,495	$25,260		$336,801

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable & accrued expenses	$2,164	$10,868	$5,403 7,516	A(4) D	$25,951
Accrued clinical trial & manufacturing expenses	—	4,823	—		4,823
Finance lease liabilities	69	—	—		69
Operating lease liabilities	253	1,765	—		2,018
Deferred revenue	—	5,808	(1,322)	A(1)	4,486

Total current liabilities	2,486	23,264	11,597		37,347
Contingent consideration	—	1,972	—		1,972
Deferred revenue	—	165,208	(163,908)	A(1)	1,300
Deferred tax liabilities	—	3,459	—		3,459
Redeemable convertible preferred stock tranche liability	24,189	—	(24,189)	B	—
Finance lease liabilities	88	—	—		88
Operating lease liabilities	1,628	31,258	—		32,886
Contingent value right liability	—	—	13,477	A(5)	13,477
Other long-term liabilities	—	753	—		753

Total liabilities	28,391	225,914	(163,023)		91,282
Redeemable Convertible Preferred stock	44,037	—	(44,037)	B	—
Stockholders’ equity (deficit):
Common stock	2	8	6 1	B C	17
Additional paid-in capital	6,194	554,192	(348,009) 44,031 24,999	A(5), A(6), A(7) B C	281,407

	Chinook	Aduro	Pro Forma Merger Adjustments	Note 4	Pro Forma Combined
Accumulated other comprehensive loss	(222)	(140)	140	A(7)	(222)
Accumulated deficit	(52,356)	(494,479)	494,479 24,189 (7,516)	A(7) B D	(35,683)
Total stockholders’ equity (deficit)	(46,382)	59,581	232,320		245,519

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$26,046	$285,495	$25,260		$336,801

See accompanying notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

(In thousands, except share and per share data)

	For Three Months Ended March 31, 2020
	Chinook	Aduro	Pro Forma Merger Adjustment	Note 4	Pro Forma Combined
Revenue:
Collaboration and license revenue	$—	$13,950	$—		$13,950

Total revenue	—	13,950	—		13,950
Operating expenses:
Research and development	2,818	15,828	—		18,646
General and administrative	1,271	7,819	(681)	E	8,409
Restructuring and related expense	—	4,308	—		4,308
Amortization of intangible assets	—	136	—		136

Total operating expenses	4,089	28,091	(681)		31,499

Loss from operations	(4,089)	(14,141)	681		(17,549)
Interest income (expense)	(6)	920	—		914
Change in fair value of redeemable convertible preferred stock tranche liability	(1,179)	—	1,179	F	—
Other income (expense), net	125	(19)	—		106

Loss before income tax	(5,149)	(13,240)	1,860		(16,529)
Income tax benefit	—	5,665	—		5,665

Net loss	$(5,149)	$(7,575)	$1,860		$(10,864)

Net loss per common share, basic and diluted	$(0.37)	$(0.09)			$(0.06)

Weighted average common share outstanding – basic and diluted	14,046,100	80,757,801	78,766,265	G	173,570,166

See accompanying notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

(In thousands, except share and per share data)

	For Year Ended December 31, 2019
	Chinook	Aduro	Pro Forma Merger Adjustment	Note 4	Pro Forma Combined
Revenue:
Collaboration and license revenue	$—	$17,258	$—		$17,258

Total revenue	—	17,258	—		17,258
Operating expenses:
Research and development	17,010	67,045	—		84,055
General and administrative	2,956	34,795	—		37,751
Loss on impairment of intangible assets	—	5,006			5,006
Amortization of intangible assets	—	554	—		554

Total operating expenses	19,966	107,400	—		127,366

Loss from operations	(19,966)	(90,142)	—		(110,108)
Interest income	(33)	5,451	—		5,418
Change in fair value of redeemable convertible preferred stock tranche liability	(26,819)	—	26,819	F	—
Other income (expense), net	299	(93)	—		206

Loss before income tax	(46,519)	(84,784)	26,819		(104,484)
Income tax benefit	—	2,412	—		2,412

Net loss	$(46,519)	$(82,372)	$26,819		$(102,072)

Net loss per common share, basic and diluted	$(7.44)	$(1.03)			$(0.59)

Weighted average common share outstanding – basic and diluted	6,248,436	80,110,711	86,563,929	G	172,923,076

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Merger

On June 2, 2020, Chinook Therapeutics U.S., Inc., or Chinook, entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, with Aduro Biotech, Inc., or Aduro, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Aduro will merge with and into Chinook, with Chinook becoming a wholly-owned subsidiary of Aduro and the surviving corporation following the completion of the merger, or the Merger. At the closing of the Merger, each outstanding share of Chinook’s common stock and preferred stock will be converted into the right to receive approximately 1.50 shares of common stock of Aduro. This exchange ratio, or the exchange ratio, is an estimate only and is based upon the assumptions that Aduro’s and Chinook’s cash balances at the time of closing equaling $145 million and $10 million, respectively. The final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement. Immediately following the effective time of the Merger, Aduro stockholders are expected to own approximately 50% of the outstanding capital stock of the combined company on a fully diluted basis, with Chinook security holders owning approximately 50% of the combined company immediately following the closing of the Merger.

Prior to Chinook’s entry into the Merger Agreement, certain third parties, including Chinook’s existing stockholders entered into note purchase agreements with Chinook pursuant to which such parties have agreed, subject to the terms and conditions of such agreements, to purchase $25.0 million of convertible promissory notes prior to closing. Within 30 days of the closing of the Merger the convertible promissory notes will be converted into Chinook common stock.

Each outstanding and unexercised option with respect to Chinook’s common stock under Chinook’s stock option plans will be converted into options to purchase a number of shares of Aduro common stock based on the exchange ratio, subject to the terms and adjustments in the Merger Agreement.

Aduro’s stockholders will continue to own and hold their existing shares of Aduro common stock. All of Aduro currently issued and outstanding options will remain outstanding after the completion of the Merger in accordance with their terms.

The terms of the Merger Agreement contemplate that each holder of Aduro common stock as of immediately prior to the completion of the Merger shall be entitled to one contractual contingent value right, or CVR, issued by Aduro, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of Aduro common stock held by such holder as of immediately prior to the effective time of the Merger. The CVR holders are entitled to receive certain cash proceeds from potential future sales of Aduro’s non-renal assets for up to 10 years. The terms and conditions of the CVRs will be established pursuant to a CVR agreement expected to be entered into immediately prior to the closing of the Merger.

2. Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of Article 11 of SEC Regulation S-X. Aduro and Chinook have concluded that the Merger represents a business combination pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations, or ASC 805. Based on the terms of the Merger Agreement, Chinook is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition under the guidance of ASC 805. Accordingly, assets and liabilities of Chinook will be recorded as of the Merger closing date at their respective carrying value and assets and liabilities of Aduro will be recorded as of the Merger closing date at their fair value. Chinook has not yet completed an external valuation analysis of the fair market value of Aduro’s assets to be acquired and liabilities to be assumed. Using the estimated total consideration for the transaction, Chinook has estimated the allocations to such assets and liabilities. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed combined balance sheet. The final purchase price allocation will be determined when Chinook has determined the final consideration and completed the detailed valuations and other studies and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments. The final purchase price allocation may include (i) changes in allocations to intangible assets and bargain purchase gain or goodwill based on the results of certain valuations and other studies that have yet to be completed, (ii) other changes to assets and liabilities and (iii) changes to the ultimate purchase consideration.

The unaudited pro forma condensed combined financial information does not include the impact of any cost savings due to operating synergies that may result from the Merger or any related restructuring costs that may be contemplated.

3. Preliminary Purchase Price

The accompanying unaudited pro forma condensed combined financial information reflects an estimated purchase price of approximately $219.7 million, which consists of the following (in thousands except for share and per share amounts):

Value of shares of the combined company owned by Aduro equity holders (1)	$202,358
Estimated fair value of contingent value rights (2)	13,477
Precombination Aduro stock options assumed by Chinook (3)	3,833

Total preliminary estimated purchase price	$219,668

(1)	Represents the number of shares of common stock of the combined company that Aduro equity holders would own as of the closing of the transaction pursuant to the Merger Agreement.

Estimated number of shares of the combined company to be owned by Aduro equity holders (a)	80,837,093
Multiplied by the assumed price per share of Aduro stock (b)	$2.67

Estimated acquisition-date fair value of Aduro	$215,835
Less portion of fair value to be settled in contingent value rights	(13,477)

Fair value of shares of the combined company owned by Aduro equity holders	$202,358

a.

Represents the number of shares of common stock of the combined company that Aduro equity holders would own as of the closing of the transaction pursuant to the Merger Agreement. This amount is calculated, for purposes of this unaudited pro forma condensed combined financial information, based on shares of Aduro common stock outstanding as of March 31, 2020.

b.

The estimated purchase price was based on the closing price of Aduro common stock on July 10, 2020. The actual purchase price will fluctuate until the effective date of the transaction. A 10% increase (decrease) to the Aduro share price would increase (decrease) the purchase price by $21.6 million. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual transferred consideration will be when the transaction is completed.

(2)

Immediately prior to the Merger closing, Aduro will grant its shareholders one CVR for each share of Aduro common stock. This CVR gives the holder a right to receive certain cash proceeds from potential future sales of Aduro’s non-renal assets for up to 10 years. The preliminary estimate for the fair value of the CVR is based on the carrying value of the intangible assets related to Aduro’s non-renal programs.

(3)

Effective with the Merger, any Aduro stock option or unvested restricted stock unit held by an Aduro employee who remained employed by Aduro as of immediately prior to the Merger, that is outstanding and unexercised as of immediately prior to the Merger, for accounting purposes is converted into a stock-based compensation award, or the Replacement Award, of the combined company and will be subject to the same terms and conditions after the Merger as the terms and conditions applicable to the corresponding Aduro stock-based compensation award. Accordingly, this balance represents the precombination service portion of the estimated fair value of the Replacement Award issued to Aduro employees. In calculating the estimated fair value of the Replacement Awards based on the Black-Scholes model, management used the following weighted-average assumptions:

Expected term (in years)	2.7
Volatility	75%
Risk free interest rate	0.68%
Dividend yield	0%

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Aduro based on their estimated fair values as of the proposed Merger closing date. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

A preliminary allocation of the total preliminary estimated purchase price, as shown above, to the acquired assets and assumed liabilities of Aduro based on the estimated fair values as of March 31, 2020 is as follows (in thousands):

Cash and cash equivalents	$94,381
Marketable securities	111,550
Accounts receivable	1,053
Income tax receivable	5,665
Prepaid and other current assets	2,676
Property and equipment, net	22,492
Restricted cash	468
Operating lease right-of-use assets	20,722
Intangible assets	26,748
Deferred revenue – current	(4,486)
Other current liabilities	(22,859)
Deferred revenue – noncurrent	(1,300)
Other non-current liabilities	(37,442)

Net assets acquired	$219,668

The allocation of the estimated purchase price is preliminary because the Merger has not yet been completed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the Merger closing date.

4. Pro Forma Adjustments

The unaudited pro forma condensed combined financial information includes pro forma adjustments that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations and comprehensive loss, expected to have a continuing impact on the results of operations of the combined company. The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change.

Pro forma adjustments are necessary to reflect the acquisition consideration exchanged and to adjust amounts related to the assets and liabilities of Aduro to reflect the preliminary estimate of their fair values, and to reflect the impact on the statements of operations of the Merger as if the companies had been combined during the periods presented therein. The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

A.	The pro forma adjustments to reflect the purchase consideration and the fair value of the assets and liabilities acquired in connection with the Merger consist of the following:

(1)

To reflect the fair value of acquired deferred revenue of $5.8 million. The deferred revenue was valued based upon the estimated remaining costs to fulfill the legal performance obligation, plus a reasonable profit margin. The majority of the remaining legal obligations are expected to be satisfied within the next 12 months.

(2)	To eliminate the historical Aduro goodwill.

(3)

To reflect an adjustment to bring Aduro’s intangible assets to fair value, which primarily relates to the fair value of IPR&D related to the research and development of Aduro’s APRIL program, acquired as part of the transaction. IPR&D is accounted for as an indefinite-lived intangible asset until completion or abandonment of the related project. Therefore, no pro forma adjustment has been made to the historical amortization expense in the unaudited pro forma combined statements of operations and comprehensive loss. The IPR&D intangible assets are subject to testing for impairment annually and upon other triggering events.

(4)

To reflect changes in accrued liabilities through the closing of the Merger-related transaction costs of approximately $5.4 million consisting of legal fees, advisory fees, accounting and audit fees and other expenses to be incurred by Aduro between March 31, 2020 and the closing of the Merger. This adjustment will result in a reduction of net assets acquired by Chinook at closing.

(5)

Represents estimated purchase consideration based on the estimated fair value of Aduro, which includes approximately $202.4 million for the 80,837,093 shares of the combined company that the existing shareholders of Aduro are estimated to own after the closing of the Merger and approximately $13.5 million for the contingent consideration liability related to the CVRs as discussed in Note 3 above.

(6)	Represents estimated purchase consideration of approximately $3.8 million attributable to precombination services for the Aduro’s employee stock options.

(7)	To eliminate Aduro’s historical stockholders’ equity balances, including accumulated deficit.

B.

Represents adjustments to reflect the conversion of Chinook’s redeemable convertible preferred stock to Aduro common stock and additional paid-in capital based upon the exchange ratio and the termination of Chinook’s redeemable convertible preferred stock tranche rights upon closing of the Merger.

C.

Represents an adjustment to reflect the $25.0 million capital raise by Chinook through the issuance of convertible promissory notes and the subsequent conversion of those convertible promissory notes into equity, both to be completed immediately prior to, or shortly after the closing of the Merger.

D.	Represents an adjustment to accounts payable and accrued expenses to reflect costs that are directly attributable to the closing of the Merger, including:

•	Approximately $5.7 million in severance obligations for Aduro’s employees. The payment of these arrangements is contingent on the employees providing service over the transition period, if any, which is expected to be completed in the months following closing of the Merger and will be recognized in the combined company’s financial statements following the closing of the Merger.

•

Estimated costs to complete the transaction of approximately $1.8 million consisting of legal fees, advisory fees, accounting and audit fees and other expenses to be incurred by Chinook that were not incurred as of March 31, 2020.

These pro forma adjustments are not reflected in the unaudited pro forma condensed combined statements of operations as these amounts are not expected to have a continuing effect on the operating results of the combined company.

E.

Represents an adjustment to eliminate non-recurring transaction costs incurred by Aduro and Chinook in connection with the Merger and recorded as expense in their respective historical consolidated statements of operations and comprehensive loss for the three months ended March 31, 2020 as these expenses are not expected to have a continuing effect on the operating results of the combined company.

F.

Represents an adjustment to eliminate the impact of the change in fair value of Chinook’s redeemable convertible preferred stock tranche liability during the year ended December 31, 2019 and the three months ended March 31, 2020. The redeemable convertible preferred stock tranche rights will be terminated upon closing of the Merger. Therefore, the changes in the fair value of redeemable convertible preferred stock tranche liability is removed from the unaudited pro forma condensed combined statements of operations to reflect the continuing impact of the Merger to the combined company as if it occurred on January 1, 2019.

G.

The weighted average shares outstanding for the period has been calculated as if the Merger occurred on January 1, 2019, calculated as the sum of 1) historical weighted average shares outstanding for Aduro, 2) Aduro shares issuable to Chinook’s shareholders upon the closing of the Merger, consisting of Chinook outstanding shares of common stock and preferred stock, on an as converted basis, both as of March 31, 2020 and as adjusted for the exchange ratio, and 3) the $25.0 million capital raise by Chinook through the issuance of convertible promissory notes and the subsequent conversion of those convertible promissory notes into Aduro equity, both to be completed immediately prior to, or shortly after the closing of the Merger. As the combined company is in a net loss position, any adjustment for potentially dilutive shares would be anti-dilutive, and as such basic and diluted loss per share are the same. The following table presents the calculation of the pro forma weighted average number of common stock outstanding:

	Three Months Ended March 31, 2020	Year Ended December 31, 2019
Weighted average Aduro shares outstanding	80,757,801	80,110,711
Estimated shares of Aduro common stock to be issued to Chinook shareholders upon closing of the Merger (1)	83,449,069	83,449,069
Aduro shares to be issued upon conversion of convertible promissory notes	9,363,296	9,363,296

Pro forma combined weighted average number of shares of common stock—basic and diluted	173,570,166	172,923,076

(1)

Estimated shares of Aduro common stock to be issued to Chinook shareholders upon closing of the Merger is calculated using the Chinook outstanding shares of common stock and preferred stock, on an as converted basis as of March 31, 2020, and as adjusted for the exchange ratio, as follows:

Chinook common shares	15,284,995
Chinook redeemable convertible preferred stock	40,500,000

55,784,995
Exchange ratio	1.4959053

83,499,069

Annex A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

ADURO BIOTECH, INC.,

a Delaware corporation;

ASPIRE MERGER SUB, INC.,

a Delaware corporation; and

CHINOOK THERAPEUTICS U.S., INC.,

a Delaware corporation

Dated as of June 1, 2020

-i-

-ii-

Exhibits

Exhibit A	Definitions
Exhibit B	Form of Parent Stockholder Support Agreement
Exhibit C	Form of Company Stockholder Support Agreement
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of Certificate of Merger
Exhibit F	Form of CVR Agreement
Exhibit G	Form of FIRPTA Certificate
Exhibit H	Net Cash Illustrative Calculation

-iii-

Schedules

Company Disclosure Schedule

Parent Disclosure Schedule

Schedule I	Certain Costs and Expenses
Schedule II	Certain Other Expenses
Schedule III	Potentially Transferrable Assets
Schedule IV	Aggregate Valuation Benchmark
Schedule 4.6(a)	Certain Parent Employees
Schedule 5.12(a)(i)	Company Designees
Schedule 5.12(a)(ii)	Parent Designees

-iv-

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of June 1, 2020, by and among ADURO BIOTECH, INC., a Delaware corporation (“Parent”), ASPIRE MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and CHINOOK THERAPEUTICS U.S., INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.        Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B.        The Parties intend that the Mergers (defined below) qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

C.        The board of directors of Parent (together with any duly constituted and authorized committee thereof, the “Parent Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the declaration of the Closing Dividend, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and, if deemed necessary by the Parties, an amendment to Parent’s certificate of incorporation to effect the Parent Reverse Stock Split.

D.        The board of directors of Merger Sub (the “Merger Sub Board”) has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

E.        The board of directors of the Company (together with any duly constituted and authorized committee thereof, the “Company Board”) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F.        Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders (together with their Affiliates) of Parent listed in Section A of the Parent Disclosure Schedule (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Parent in favor of the approval of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

G.        Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers, directors and 5% or greater stockholders

(together with their Affiliates) of the Company listed in Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit C (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

H.        Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed in Section B of the Company Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit D (collectively, the “Company Lock-Up Agreements”).

I.        Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of Parent listed in Section B of the Parent Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit D (collectively, the “Parent Lock-Up Agreements”).

J.        It is expected that promptly after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Parent, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

K.        Immediately prior to the execution and delivery of this Agreement, certain investors have entered into a Note Purchase Agreement (as it may be amended in accordance with its terms, the “Note Purchase Agreement”) with the Company, pursuant to which such Persons will have agreed to purchase certain convertible promissory notes (representing an aggregate commitment no less than the Concurrent Investment Amount) in connection with the Company Financing (all such convertible promissory notes issuable pursuant to the Note Purchase Agreement, collectively, the “Company Convertible Notes”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1        The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. As soon as practicable after the conversion of the outstanding Company Convertible Notes into Parent Common Stock pursuant to Section 2 of the Company Convertible Notes (such conversion, the “Note Conversion”) but in no event later than 30 days after the Note Conversion, the Company shall merge with and into a limited liability company and direct, wholly owned subsidiary of Parent (“Merger Sub II”), and the separate existence of the Company shall cease (such merger, the “Second Merger,” and together with Merger, the “Mergers”); provided that the Parties agree not to consummate the Second Merger if, prior to the Closing, Company or, after the Closing, Parent determines after consultation with its tax advisers that such Second Merger is not necessary or advisable to accomplish a valid reorganization within the meaning of Section 368(a) of the Code. The Company (or Merger Sub II, as applicable) will continue as the surviving corporation following the Merger (or the Second Merger, as applicable) (the “Surviving Corporation”).

1.2        Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

1.3        Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in the form attached hereto as Exhibit E (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4        Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a)        the certificate of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b)        the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) change the name of Parent to “Chinook Therapeutics, Inc.” and (ii) effect the Parent Reverse Stock Split (to the extent applicable and necessary);

(c)        the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d)        the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.12; and

(e)        the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Parent as set forth in Section 5.12, after giving effect to the provisions of Section 5.12.

1.5        Conversion of Shares.

(a)        At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i)        any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)        subject to Section 1.5(c), each share of Company Capital Stock outstanding (including any shares of Company Capital Stock that may be outstanding pursuant to the conversion of outstanding Company Convertible Notes) immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b)        If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c)        No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares of Parent Common Stock shall be issued. Any fractional shares of Parent Common Stock resulting from the application of the Exchange Ratio as described in Section 1.5(a)(ii) or the settlement of Company Options as described in Section 5.5(a), after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder, shall be rounded down to the nearest whole share of Parent Common Stock, with no cash being paid for any fractional share of Parent Common Stock eliminated by such rounding.

(d)        All Company Options outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 5.5.

(e)        Each share of common stock, par value 0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f)        If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Parent Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.6        Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.

1.7        Calculation of Net Cash.

(a)        Not more than ten (10) nor less than five (5) calendar days prior to the anticipated date for Closing (as mutually agreed in good faith by Parent and the Company) (the “Anticipated Closing Date”), Parent will deliver to the Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith estimated calculation of Net Cash (the “Net Cash Calculation” and the date of delivery of such schedule, the “Delivery Date”) as of 8:00 p.m. Pacific Time on the last Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”), prepared and certified by Parent’s chief executive officer and chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Parent). Parent shall make available to the Company, or its accountants and/or counsel, the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by the Company.

(b)        Within three (3) calendar days after the Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Net Cash Calculation by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Net Cash Calculation.

(c)        If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the Net Cash Calculation or, if prior to 8:00 p.m. Pacific Time on the Response Date, the Company has failed to deliver a Dispute Notice as provided in Section 1.7(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time (the “Final Net Cash”) for purposes of this Agreement.

(d)        If the Company delivers a Dispute Notice on or prior to 8:00 p.m. Pacific Time on the Response Date, then Representatives of Parent and the Company shall promptly, and in no event later than one (1) calendar day after the Response Date, meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Net Cash for purposes of this Agreement.

(e)        If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Final Net Cash pursuant to Section 1.7(d) within two (2) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash shall be referred to Ernst & Young Global Limited Liability Partnership or another independent auditor of recognized national standing mutually agreed upon by Parent and the Company (the “Accounting Firm”). Parent shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) calendar days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Net Cash for purposes of this Agreement. The Parties shall delay the

Closing until the resolution of the matters described in this Section 1.7(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount and such portion of the costs and expenses of the Accounting Firm borne by the Company and any other fees, costs or expenses incurred by the Company following the Delivery Date in connection with the procedures set forth in this Section 1.7(e) shall be deducted from the final determination of the amount of Net Cash. If this Section 1.7(e) applies as to the determination of the Final Net Cash described in Section 1.7(a), upon resolution of the matter in accordance with this Section 1.7(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Parent and the Company may require a redetermination of the Final Net Cash if the Closing Date is more than ten (10) calendar days after the Anticipated Closing Date.

1.8        Surrender of Certificates.

(a)        Prior to the Closing Date, Parent shall select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 1.5(a) in exchange for shares of Company Capital Stock.

(b)        Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock or Book-Entry Shares, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 1.5(a) hereof, (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify to effect the exchange of shares of Company Capital Stock for book-entry shares of Parent Common Stock and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for the Merger Consideration. Upon (A) delivery to the Exchange Agent of a duly executed letter of transmittal, (B) in the case of shares of Company Capital Stock represented by a Company Stock Certificate, the surrender of such certificate for cancellation to the Exchange Agent and (C) delivery to the Exchange Agent of such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Company Stock Certificates or Book-Entry Shares, as applicable, shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a), and the Company Stock Certificates so surrendered shall forthwith be canceled.

(c)        No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d)        Any shares of Parent Common Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e)        Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)        No Party shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Law.

1.9        Appraisal Rights.

(a)        Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b)        The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands. The Company shall not, without Parent’s prior written consent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

1.10        Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

1.11        Tax Consequences. For United States federal income tax purposes, the Merger is (or, if the Second Merger occurs, the Mergers are) intended to constitute a reorganization within the meaning of Section 368(a) of the Code (and the Note Conversion, if it occurs, is intended to be treated as an exchange occurring pursuant to such reorganization). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.13(m), except as set forth in the written disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

2.1        Due Organization; Subsidiaries.

(a)        Each of the Company and the Company Subsidiary is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b)        Each of the Company and the Company Subsidiary is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c)        The Company has no Subsidiaries, except for the Entity identified in Section 2.1(c) of the Company Disclosure Schedule (the “Company Subsidiary”); and neither the Company nor any of the Entities identified in Section 2.1(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. Neither the Company nor the Company Subsidiary is and or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor the Company Subsidiary has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor the Company Subsidiary has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2        Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company and the Company Subsidiary. Neither the Company nor the Company Subsidiary is in breach or violation of its Organizational Documents in any material respect.

2.3        Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to obtaining the Required Company Stockholder Vote, to consummate the Contemplated Transactions. The Company Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the Contemplated Transactions.

2.4        Vote Required. The affirmative vote (or written consent) of (i) (A) the holders of a majority of the shares of Company Capital Stock, voting together as a single class and (B) the holders of 65% of the Company

Preferred Stock voting as a separate class, in each case that are outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon and (ii) at least two of the following stockholders of the Company: (a) Versant Venture Capital VII, L.P., Versant Voyageurs I, L.P. or Versant Voyageurs I Parallel, L.P. (which together shall constitute only one stockholder for purposes of this provision), (b) Apple Tree Partners IV, L.P. and (c) Samsara BioCapital, L.P. (clauses (i) and (ii), the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

2.5        Non-Contravention; Consents.

(a)        Subject to compliance with the HSR Act and any foreign antitrust Law, obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)        contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(ii)        contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company or the Company Subsidiary, or any of the assets owned or used by the Company or the Company Subsidiary, is subject;

(iii)        contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or the Company Subsidiary or that otherwise relates to the business of the Company or any of the assets owned, leased or used by the Company;

(iv)        contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v)        result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or the Company Subsidiary (except for Permitted Encumbrances).

(b)        Except for (i) any Consent set forth in Section 2.5(b) of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) any required filings under the HSR Act and any foreign antitrust Law and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither the Company nor the Company Subsidiary was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c)        The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the other Contemplated Transactions.

2.6        Capitalization.

(a)        The authorized Company Capital Stock as of the date of this Agreement consists of (i) 87,000,000 shares of Company Common Stock, par value $0.0001 per share, of which 15,284,995 shares have been issued and are outstanding as of the date of this Agreement and (ii) 65,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”), all of which are designated as Series A Preferred Stock, and of which 40,500,000 shares have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury. Section 2.6(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each record holder of issued and outstanding Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder.

(b)        All of the outstanding shares of Company Common Stock and Company Preferred Stock and all outstanding securities of the Company Subsidiary have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(c)        Except for the Company Plan, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 8,136,866 shares of Company Common Stock for issuance under the Company Plan, of which 173,588 shares have been issued and are currently outstanding, 6,944,822 have been reserved for issuance upon exercise of Company Options granted under the Company Plan, and 1,018,456 shares of Company Common Stock remain available for future issuance pursuant to the Company Plan. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee, (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant, (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement, (iv) the exercise price of such Company Option, (v) the date on which such Company Option was granted, (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement, (vii) the date on which such Company Option expires and (viii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent an accurate and complete copy of the Company Plan and forms of all stock option agreements approved for use thereunder. No vesting of Company Options or Company Capital Stock that are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company will accelerate solely as a result of the closing of the Contemplated Transactions.

(d)        Except for the rights pursuant to the Note Purchase Agreement (and the Company Convertible Notes issuable thereunder) and the outstanding Company Options set forth in Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or the Company Subsidiary, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or the Company Subsidiary, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or the Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or the Company Subsidiary. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or the Company Subsidiary.

(e)        All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts. The Company Convertible Notes, when issued pursuant to the terms of the Note Purchase Agreement, will be issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

2.7        Financial Statements.

(a)        Section 2.7(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s unaudited consolidated balance sheets as of December 31, 2019 and December 31, 2018 and the related unaudited consolidated statements of income, cash flow and stockholders’ equity for the years then ended (ii) the Company Unaudited Interim Balance Sheet, and (iii) the Company’s unaudited statements of income, cash flow and stockholders’ equity for the three months ended March 31, 2020 (collectively, the “Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except the Company Financials may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of the Company and the Company Subsidiary as of the dates and for the periods indicated therein.

(b)        Each of the Company and the Company Subsidiary maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and the Company Subsidiary in conformity with GAAP and to maintain accountability of the Company’s and the Company Subsidiary’s assets, (iii) access to the Company’s and the Company Subsidiary’s assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s and the Company Subsidiary’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. Each of the Company and the Company Subsidiary maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)        Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) effected by the Company or the Company Subsidiary since November 1, 2018.

(d)        Since November 1, 2018, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since November 1, 2018, neither the Company nor its independent auditors have identified

(i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and the Company Subsidiary, (ii) any fraud, whether or not material, that involves the Company, the Company Subsidiary, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and the Company Subsidiary or (iii) any claim or allegation regarding any of the foregoing.

2.8        Absence of Changes. Except as set forth in Section 2.8 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Parent pursuant to Section 4.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9        Absence of Undisclosed Liabilities. Neither the Company nor the Company Subsidiary has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each, a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by the Company or the Company Subsidiary since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of the Company or the Company Subsidiary under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and the Note Purchase Agreement and (e) Liabilities listed in Section 2.9 of the Company Disclosure Schedule.

2.10        Title to Assets. Each of the Company and the Company Subsidiary owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of the Company or the Company Subsidiary as being owned by the Company or the Company Subsidiary, as applicable. All of such assets are owned or, in the case of leased assets, leased by the Company or the Company Subsidiary free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11        Real Property; Leasehold. Neither the Company nor the Company Subsidiary owns or has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or the Company Subsidiary and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

2.12        Intellectual Property.

(a)        The Company, directly or through the Company Subsidiary, owns, or has the right to use, as currently being used or contemplated to be used by the Company or the Company Subsidiary all Company IP Rights that are owned by or exclusively licensed to the Company or the Company Subsidiary, except for any failure to own or have such right to use that would not reasonably be expected to have a Company Material Adverse Effect. The Company, directly or through Company Subsidiary has the right to bring actions for the infringement of all Company Registered IP that are owned by the Company or the Company Subsidiary, except for any failure to have such right that would not reasonably be expected to have a Company Material Adverse Effect.

(b)        Section 2.12(b) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP owned by the Company or the Company Subsidiary.

(c)        Section 2.12(c) of the Company Disclosure Schedule accurately identifies all Company Contracts pursuant to which any material Company IP Rights are licensed to the Company or the Company Subsidiary by any third party, other than (i) any Contract pursuant to which the Company or the Company Subsidiary receives a license under generally commercially available “off-the-shelf” software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property directly associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or the Company Subsidiary’s products or services (the “Company Off-the-Shelf Software”), (ii) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, and (iii) any confidential information provided under confidentiality agreements.

(d)        Section 2.12(d) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which the Company or the Company Subsidiary has granted to any Person any license (whether or not currently exercisable), covenant not to sue under, or interest in, any material Company IP Rights owned or purported to be owned by or exclusively licensed to the Company or the Company Subsidiary (other than (i) any confidential information provided under confidentiality agreements and (ii) any such Company IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for the Company’s or the Company Subsidiary’s benefit).

(e)        Neither the Company nor the Company Subsidiary is bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or the Company Subsidiary to use, exploit, assert, or enforce any Company IP Rights anywhere in the world (excluding any limitations or restrictions on the Company’s or the Company Subsidiary’s exercise of such Company IP Rights specified in the applicable written license agreements with such third parties and Permitted Encumbrances), in each case, in a manner that would materially limit the business of the Company or the Company Subsidiary as conducted or planned to be conducted.

(f)        The Company or the Company Subsidiary exclusively owns all right, title, and interest to and in material Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company or the Company Subsidiary, as identified in Section 2.12(c) of the Company Disclosure Schedule, (ii) any Company Off-the-Shelf Software and (iii) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i)        All documents and instruments necessary to register or apply for or renew registration of Company Registered IP owned or purported to be owned by the Company or the Company Subsidiary, and to the Knowledge of the Company, exclusively licensed to the Company or the Company Subsidiary (except, in each case, for the provisional patent applications identified in Section 2.12(b) of the Company Disclosure Schedule, for which assignments are being prepared), have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority except for any such failure, individually or collectively, that would not reasonably be expected to have a Company Material Adverse Effect.

(ii)        Each Person who is or was an employee or contractor of the Company or the Company Subsidiary and who is or was involved in the creation or development of any material Company IP Rights owned or purported to be owned by the Company or the Company Subsidiary has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company or the Company Subsidiary and confidentiality provisions protecting trade secrets and confidential information of the Company and the Company Subsidiary.

(iii)        To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company or the Company Subsidiary has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights owned or purported to be owned by the Company or the Company Subsidiary. To the Knowledge of the Company, no employee of the Company or the Company Subsidiary is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or the Company Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights owned or purported to be owned by the Company or the Company Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights owned or purported to be owned by the Company or the Company Subsidiary.

(iv)        To the Knowledge of the Company, no funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company or the Company Subsidiary has an ownership interest.

(v)        The Company and the Company Subsidiary have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company or the Company Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi)        As of the date of this Agreement, except as set forth in Section 2.12(f) of the Company Disclosure Schedule, neither the Company nor the Company Subsidiary has granted any licenses or covenants not to sue, assigned or otherwise transferred ownership of, or agreed to or has an obligation to license, assign or otherwise transfer ownership of any Company IP Rights owned or purported to be owned by or exclusively licensed to the Company or the Company Subsidiary (other than non-exclusive licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) to any other Person.

(vii)        To the Knowledge of the Company, the Company IP Rights constitute all Intellectual Property necessary for the Company and the Company Subsidiary to conduct its business as currently conducted and planned to be conducted, except for any failure to have such right that would not reasonably be expected to have a Company Material Adverse Effect.

(g)        The Company has delivered or made available to Parent, a complete and accurate copy of all Company IP Rights Agreements required to be listed in Section 2.12(c) or Section 2.12(d) of the Company Disclosure Schedule. With respect to each such Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company or the Company Subsidiary, as applicable, and in full force and effect, (ii) neither the Company nor the Company Subsidiary has received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither the Company nor the Company Subsidiary, and to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect.

(h)        The manufacture, marketing, license, sale, offering for sale, importation, use or proposed use or other disposal of any product or technology as currently licensed, sold or under development by the Company or the Company Subsidiary does not violate any license or agreement between the Company or the Company Subsidiary and any third party, and, to the Knowledge of the Company, does not infringe or misappropriate any Intellectual Property right of any third party, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon, misappropriating or otherwise violating Company IP Rights owned or purported to be owned by or exclusively licensed to the Company or the Company Subsidiary.

(i)        There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any material Company IP Rights owned or purported to be owned by the Company or the Company Subsidiary or, to the Knowledge of the

Company, exclusively licensed to the Company or the Company Subsidiary. Neither the Company nor the Company Subsidiary has received any written notice asserting that any Company IP Rights owned or purported to be owned by the Company or the Company Subsidiary or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder conflicts with or infringes or misappropriates the rights of any other Person or that the Company or the Company Subsidiary have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights owned or purported to be owned by or exclusively licensed to the Company or the Company Subsidiary is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company or the Company Subsidiary to exploit any Company IP Rights.

(j)        (i) Each item of Company Registered IP owned or purported to be owned by the Company or the Company Subsidiary and (ii) to the Knowledge of the Company, each item of Company Registered IP that is exclusively licensed to the Company or the Company Subsidiary, in each case (i) and (ii), is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have a Company Material Adverse Effect. All Company Registered IP that is issued or granted is subsisting, and to the Knowledge of the Company, valid and enforceable.

(k)        Except as set forth in Section 2.12(k) of the Company Disclosure Schedule (i) neither the Company nor the Company Subsidiary is bound by any Contract (other than (A) non-disclosure or confidentiality agreements entered into in the Ordinary Course of Business and (B) agreements entered into with service providers that are substantially on the Company’s standard forms of services agreements, copies of which have been made available to Parent) to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar third party claim which is material to the Company and the Company Subsidiary, taken as a whole and (ii) to the Knowledge of the Company, neither the Company nor the Company Subsidiary has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l)        Neither the Company nor the Company Subsidiary is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant of any license or other right to any third party under any material Company IP Rights owned or purported to be owned by the Company or the Company Subsidiary or exclusively licensed to the Company or the Company Subsidiary, (ii) result in breach of, default under, modification, cancellation, suspension of, acceleration of any payments or termination of such Contract with respect to any Company IP Rights, (iii) give any other party to any such Contract the right to do any of the foregoing, or (iv) impair the right of the Company or the Surviving Corporation and its Subsidiaries to exercise all of the rights of the Company or the Company Subsidiary under such Contract to the same extent, in all material respects, that the Company or the Company Subsidiary would have been able to had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or the Company Subsidiary would otherwise be required to pay, in each case (i) through (iv), except for any such occurrence that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(m)        To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or the Company Subsidiary conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company or the Company Subsidiary has or purports to have an ownership interest has been impaired as determined by the Company or the Company Subsidiary in accordance with GAAP.

2.13        Data Protection.

(a)        Since November 1, 2018, the Company and the Company Subsidiary have complied in all material respects with all Data Protection and Information Security Laws and any agreements entered into by the Company or the Company Subsidiary under which any Personal Data (other than business-to-business Personal Data) is shared between the Parties. Since November 1, 2018, each of the Company and the Company Subsidiary has provided all requisite notices and obtained all required consents that are required by Data Protection and Information Security Laws and necessary for the conduct of business as currently conducted, and the transactions contemplated to be consummated by this Agreement will comply in all material respects with all Data Protection and Information Security Laws.

(b)        Each of the Company and the Company Subsidiary has implemented and maintains a written information security program that includes appropriate organizational, administrative, physical and technical safeguards designed to secure any Personal Data and any IT Assets from unauthorized access, acquisition, interruption, alteration, modification, use or other processing, or any other compromise of confidentiality, integrity or availability of Personal Data or the IT Assets (any such incident, a “Security Incident”). To the Knowledge of the Company, since November 1, 2018, there have not been any Security Incidents or claims related to Security Incidents and there are no information security or other vulnerabilities that could cause a Security Incident.

(c)        None of the Company, the Company Subsidiary or, to the Knowledge of the Company, any Collaboration Partners are a “covered entity” as that term is defined at 45 C.F.R. § 160.103, and, to the Knowledge of the Company, is not in breach of any applicable “business associate contract,” as described in 45 C.F.R. § 164.504(e), and the Company and the Company Subsidiary have entered into a business associate contract in all circumstances where required to do so under 45 C.F.R. § 164.502(e). Since November 1, 2018, neither the Company nor the Company Subsidiary is in violation of the applicable portions of the administrative simplification provisions of Health Insurance Portability and Accountability Act or the regulations contained in 45 C.F.R. Parts 160 and 164, if applicable.

(d)        None of the Company, the Company Subsidiary, or, to the Knowledge of the Company, any third party acting on behalf of the Company or the Company Subsidiary, has, since November 1, 2018, received any: (i) written or, to the Knowledge of the Company, oral notice of an investigation into compliance with, or a complaint alleging non-compliance with, Data Protection and Information Security Laws; (ii) written or, to the Knowledge of the Company, oral claim for compensation for loss or unauthorized collection, processing or disclosure of Personal Data; or (iii) written or, to the Knowledge of the Company, oral notification of a valid application for rectification, erasure or destruction of Personal Data that is still outstanding.

2.14        Agreements, Contracts and Commitments.

(a)        Section 2.14(a) of the Company Disclosure Schedule lists the following Company Contracts that are in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i)        each Company Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other material employee benefit plans or arrangements;

(ii)        each Company Contract requiring payments by the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by the Company or the Company Subsidiary on ninety (90) calendar days’ or less notice without Liability, except to the extent general principles of wrongful termination law may limit the Company’s, the Company Subsidiary’s or such successor’s ability to terminate employees at will;

(iii)        each Company Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment);

(iv)        each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v)        each Company Contract containing (A) any covenant limiting the freedom of the Company, the Company Subsidiary or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(vi)        each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;

(vii)        each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(viii)        each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of the Company or the Company Subsidiary or any loans or debt obligations with officers or directors of the Company;

(ix)        each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms: (A) relating to any exclusive distribution agreement; (B) involving provision of material services or products with respect to any pre-clinical or clinical development activities of the Company; (C) involving any joint venture, collaboration, co-development or other similar arrangement currently in force under which the Company or the Company Subsidiary has continuing obligations to develop or commercialize any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or the Company Subsidiary; (D) providing for a license or other rights to the Company or the Company Subsidiary under any material third party Intellectual Property that is necessary for the development or manufacture of any product, service or technology of the Company; (E) providing for the Company or the Company Subsidiary granting a license or other rights under any material Company IP Rights owned or purported to be owned by or exclusively licensed to the Company or the Company Subsidiary; or (F) pursuant to which any third party contributes to the conception, development, reduction to practice of any material Company IP Rights owned or purported to be owned by the Company or the Company Subsidiary, in each case (A) through (F), except for Company Contracts entered into in the Ordinary Course of Business;

(x)        each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(xi)        each Company Real Estate Lease;

(xii)        each Company Contract that is a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(xiii)        each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $500,000; or

(xiv)        any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or the Company Subsidiary, as applicable, and (A) which involves payment or receipt by the Company or the Company Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate or (B) that is material to the business or operations of the Company and the Company Subsidiary, taken as a whole.

(b)        The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Neither the Company nor the Company Subsidiary has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and the Company Subsidiary, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.15        Compliance; Permits; Restrictions.

(a)        The Company and the Company Subsidiary are, and since November 1, 2018 have been, in compliance in all material respects with all applicable Laws. No investigation, claim, suit, proceeding, audit or other action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company or the Company Subsidiary. There is no agreement or Order binding upon the Company or the Company Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or the Company Subsidiary, any acquisition of material property by the Company or the Company Subsidiary or the conduct of business by the Company or the Company Subsidiary as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)        The Company and the Company Subsidiary hold all required Governmental Authorizations that are material to the operation of the business of the Company and the Company Subsidiary as currently conducted (the “Company Permits”). Section 2.15(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and the Company Subsidiary is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, materially limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and the Company Subsidiary as of the date of this Agreement and immediately prior to the Effective Time.

(c)        There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or the Company Subsidiary of the Federal Food, Drug, and Cosmetic Act (“FDCA”), Food and Drug Administration (“FDA”) regulations adopted thereunder or any other applicable similar Law promulgated by the FDA or other comparable Governmental Authority responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d)        The Company and the Company Subsidiary hold all material Governmental Authorizations issued by any Drug Regulatory Agency that are necessary for the conduct of the business of the Company or the Company Subsidiary as currently conducted, and the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”). All such Company Regulatory Permits are in full force and effect. The Company and the Company Subsidiary have fulfilled and performed all of their material obligations with respect to the Company Regulatory Permits and, to the Knowledge of the Company, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any Company Regulatory Permit. The Company and the Company Subsidiary are in compliance in all material respects with the terms of the Company Regulatory Permits and neither the Company nor the Company Subsidiary has received any written notice of Legal Proceedings relating to the revocation, termination, suspension or material modification of any Company Regulatory Permit.

(e)        All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or the Company Subsidiary, or in which the Company or the Company Subsidiary or their respective current products or product candidates, including the Company Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since November 1, 2018, neither the Company nor the Company Subsidiary has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or the Company Subsidiary.

(f)        Neither the Company nor the Company Subsidiary is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” final policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor the Company Subsidiary has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” final policy, and any amendments thereto. None of the Company, the Company Subsidiary or, to the Knowledge of the Company, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, the Company Subsidiary or any of their respective officers, employees or agents.

(g)        The Company and the Company Subsidiary have complied in all material respects with all applicable security and privacy standards regarding protection of health information under applicable Laws.

2.16        Legal Proceedings; Orders.

(a)        There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or the Company Subsidiary, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or the Company Subsidiary or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)        There is no Order to which the Company or the Company Subsidiary, or any of the material assets owned or used by the Company or the Company Subsidiary, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or the Company Subsidiary is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or the Company Subsidiary or to any material assets owned or used by the Company or the Company Subsidiary.

2.17        Tax Matters.

(a)        The Company and the Company Subsidiary have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or the Company Subsidiary does not file Tax Returns that the Company or the Company Subsidiary is subject to taxation by that jurisdiction.

(b)        All material Taxes due and owing by the Company or the Company Subsidiary (whether or not shown on any Tax Return) have been paid. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor the Company Subsidiary has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)        The Company and the Company Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d)        There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith) upon any of the assets of the Company or the Company Subsidiary.

(e)        No deficiencies for material Taxes with respect to the Company or the Company Subsidiary have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any Liability in respect of Taxes of the Company or the Company Subsidiary. Neither the Company nor the Company Subsidiary (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f)        Neither the Company nor the Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five years.

(g)        Neither the Company nor the Company Subsidiary is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords.

(h)        Neither the Company nor the Company Subsidiary has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor the Company Subsidiary has any material Liability for the Taxes of any Person (other than the Company and the Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(i)        Neither the Company nor the Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code in the last two years.

(j)        Neither the Company nor the Company Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

2.18        Employee and Labor Matters; Benefit Plans.

(a)        The employment of each of the Company’s and the Company Subsidiary’s employees is terminable by the Company or the Company Subsidiary at will (or, in respect of any jurisdiction outside of the United States, otherwise in accordance with general principles of wrongful termination law). The Company has made available to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other similar materials relating to the employment of Company Associates to the extent currently effective and material.

(b)        To the Knowledge of the Company, no officer or Key Employee of the Company or the Company Subsidiary has indicated that he or she presently intends to terminate his or her employment with the Company or the Company Subsidiary, nor, to the Knowledge of the Company, has any such officer or Key Employee threatened or expressed any intention to do so.

(c)        Neither the Company nor the Company Subsidiary is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or the Company Subsidiary.

(d)        Section 2.18(d) of the Company Disclosure Schedule lists all material employee benefit plans (as defined in Section 3(3) of ERISA) and any other material written or oral plan, agreement or arrangement involving compensation or benefits, including bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, change in control, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements and consulting agreements with individuals, written or otherwise, which are currently in effect relating to Company Associate (or any trade or business (whether or not incorporated) which is a Company Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, the Company, the Company Subsidiary or any Company Affiliate, or under which the Company or the Company Subsidiary or any Company Affiliate has any current liability or may incur liability after the date hereof (each, a “Company Employee Plan”).

(e)        With respect to each Company Employee Plan, the Company has made available to Parent a true and complete copy of, to the extent applicable, (i) such Company Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the IRS, (iii) each currently effective trust agreement related to such Company Employee Plan, (iv) the most recent summary plan description for each Company Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of the Company and (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Company Employee Plan.

(f)        Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(g)        Each Company Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA.

(h)        Neither the Company nor Company Affiliate has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither the Company nor any Company Affiliate has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Company Employee Plan subject to ERISA and neither the Company nor any Company Affiliate has been assessed any civil penalty under Section 502(l) of ERISA.

(i)        No Company Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any of its Company Affiliates has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Company Employee Plan is a Multiemployer Plan, and neither the Company nor any of its Company Affiliates has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan or a Multiple Employer Plan. No Company Employee Plan is a Multiple Employer Welfare Arrangement.

(j)        No Company Employee Plan provides for medical or other welfare benefits beyond termination of service or retirement, other than pursuant to (i) COBRA or an analogous state law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. Neither the Company nor the Company Subsidiary sponsors or maintains any self-funded employee benefit plan. Section 2.18(j) of the Company Disclosure Schedule lists any Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States (each a “Foreign Benefit Plan”). With respect to each Foreign Benefit Plan, (i) such Foreign Benefit Plan has been maintained, funded and administered in material compliance with applicable laws and the requirements of such Foreign Benefit Plan’s governing documents and any applicable collective bargaining agreements, (ii) all contributions to such Foreign Benefit Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on the Parent Unaudited Interim Balance Sheet in accordance with the terms of the Foreign Benefit Plan and all applicable laws, (iii) such Foreign Benefit Plan has obtained from the Governmental Authority having jurisdiction with respect to such Foreign Benefit Plan any required determinations, if any, that such Foreign Benefit Plan is in compliance in all material respects with the applicable laws and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Benefit Plan, (iv) there are no pending or, to the Company’s Knowledge, threatened investigations by any Governmental Authority, proceedings or claims (except for claims for benefits in the ordinary course) against such Foreign Benefit Plan, and (v) neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will create or otherwise result in any liability with respect to such Foreign Benefit Plan. No Foreign Benefit Plan has any unfunded or underfunded liabilities not accurately accrued in accordance with GAAP.

(k)        With respect to Company Options and each share of restricted stock (“Company RSAs”) granted pursuant to the Company Plan, (i) each grant of a Company Option and Company RSA was duly authorized no later than the date on which the grant of such Company Option and Company RSA was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii) each Company Option and Company RSA grant was made in accordance with the terms of the Company Plan and all other applicable Law and (iii) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable Grant Date.

(l)        No Company Options, Company RSAs or other equity-based awards issued or granted by the Company are subject to the requirements of Code Section 409A. Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “409A

Plan”) under which the Company makes, is obligated to make or promises to make, payments, complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is or, when made in accordance with the terms of the 409A Plan, will be subject to the penalties of Code Section 409A(a)(1).

(m)        The Company and the Company Subsidiary is in material compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any material payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(n)        The Company and the Company Subsidiary is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of the Company and the Company Subsidiary: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of the Company or the Company Subsidiary, threatened in writing or reasonably anticipated against the Company or the Company Subsidiary relating to any employee, employment agreement or Company Employee Plan (other than routine claims for benefits). To the Knowledge of the Company or the Company Subsidiary, there are no pending or threatened or reasonably anticipated claims or actions against the Company, the Company Subsidiary, any Company trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither the Company nor the Company Subsidiary is a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or governmental authority with respect to employment practices.

(o)        Section 2.18(o) of the Company Disclosure Schedule lists all Liabilities of the Company or the Company Subsidiary to any employee that result from the termination by the Company or the Company Subsidiary of such employee’s employment or provision of services, a change of control of the Company, or a combination thereof. Neither the Company nor the Company Subsidiary has any material Liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor the Company Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied.

(p)        There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or the Company Subsidiary. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(q)        Neither the Company nor the Company Subsidiary is, nor has the Company or the Company Subsidiary been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act.

There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company or the Company Subsidiary, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.

(r)        There is no contract, agreement, plan or arrangement to which the Company or the Company Subsidiary is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

(s)        Neither the Company nor the Company Subsidiary is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

2.19        Environmental Matters. Since November 1, 2018, each of the Company and the Company Subsidiary has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor the Company Subsidiary has received since November 1, 2018, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company or the Company Subsidiary is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or the Company Subsidiary’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company or the Company Subsidiary has received since November 1, 2018, any written notice or other communication relating to property owned or leased at any time by the Company or the Company Subsidiary, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or the Company Subsidiary is not in compliance with or violated any Environmental Law relating to such property and (ii) neither the Company nor the Company Subsidiary has any material Liability under any Environmental Law.

2.20        Note Purchase Agreement. A copy of the fully executed Note Purchase Agreement has been delivered to Parent. The Note Purchase Agreement has not been amended or modified in any manner prior to the date of this Agreement. Neither the Company nor, to the Knowledge of the Company, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Company Financing other than as set forth in the Note Purchase Agreement. The respective obligations and agreements contained in the Note Purchase Agreement have not been withdrawn or rescinded in any respect. The Note Purchase Agreement is in full force and effect and represents a valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, of each party thereto, subject to the Enforceability Exceptions. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Company or, to the Knowledge of the Company, any other party thereto, under the Note Purchase Agreement. To the Knowledge of the Company, no party thereto will be unable to satisfy on a timely basis any obligation of such party in Note Purchase Agreement. There are no conditions precedent related to the consummation of the Company Financing contemplated by the Note Purchase Agreement, other than the satisfaction or waiver of the conditions expressly set forth in Section 5 of the Note Purchase Agreement. To the Knowledge of the Company, the proceeds of the Company Financing will be made available to the Company prior to the consummation of the Merger.

2.21        Insurance. The Company has delivered to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets,

Liabilities and operations of the Company and the Company Subsidiary. Each of such insurance policies is in full force and effect and the Company and the Company Subsidiary are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since November 1, 2018, neither the Company nor the Company Subsidiary has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and the Company Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company or the Company Subsidiary for which the Company or the Company Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or the Company Subsidiary of its intent to do so.

2.22        No Financial Advisors. Except as set forth in Section 2.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or the Company Subsidiary.

2.23        Transactions with Affiliates. Section 2.22 of the Company Disclosure Schedule describes any material transactions or relationships, since November 1, 2018, between, on one hand, the Company or the Company Subsidiary and, on the other hand, any (a) executive officer or director of the Company or the Company Subsidiary or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or the Company Subsidiary) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation  S-K under the Securities Act.

2.24        No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor any of its Subsidiaries nor any other person on behalf of Parent or its Subsidiaries makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or with respect to any other information provided to the Company, the Company Subsidiary or stockholders or any of their respective Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Parent set forth in Section 3 (in each case as qualified and limited by the Parent Disclosure Schedule)) none of the Company, the Company Subsidiary or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.13(m), except (i) as set forth in the written disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (ii) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other Section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood and agreed that any matter disclosed in the Parent SEC Documents (x) shall not be deemed disclosed for purposes of Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5 and Section 3.6 and (y) shall be deemed to be disclosed in a section of the Parent Disclosure Schedule only to the extent to which its relevance is readily apparent from a reading of such Parent SEC Documents, Parent and Merger Sub represent and warrant to the Company as follows:

3.1        Due Organization; Subsidiaries.

(a)        Each of Parent and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

(b)        Each of Parent and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c)        Parent has no Subsidiaries other than Merger Sub and the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule; and neither Parent nor any of the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule owns any capital stock of, or any equity ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than Merger Sub. Parent is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Parent nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Parent nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2        Organizational Documents. Parent has delivered to the Company accurate and complete copies of Organizational Documents of Parent and each of its Subsidiaries. Parent is not in breach or violation of its Organizational Documents in any material respect.

3.3        Authority; Binding Nature of Agreement. Parent and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held and at which all members were present) has unanimously: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and, if deemed necessary by the Parties, an amendment to Parent’s certificate of incorporation to effect the Parent Reverse Stock Split. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Parent Stockholder Support Agreements, the Parent Board approved the Parent Stockholder Support Agreements and the Contemplated Transactions.

3.4        Vote Required. The affirmative vote of a majority of (a) the votes cast at the Parent Stockholder Meeting is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (b) the shares of Parent Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve an amendment to Parent’s certificate of incorporation to effect the Parent Reverse Stock Split (collectively, the “Required Parent Stockholder Vote”).

3.5         Non-Contravention; Consents.

(a)        Subject to compliance with the HSR Act and any foreign antitrust Law, obtaining the Required Parent Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)        contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(ii)        contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Parent or its Subsidiaries or any of the assets owned or used by Parent or its Subsidiaries, is subject;

(iii)        contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or its Subsidiaries or that otherwise relates to the business of Parent or any of the assets owned, leased or used by Parent;

(iv)        contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Parent Material Contract, (C) accelerate the maturity or performance of any Parent Material Contract or (D) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v)        result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or its Subsidiaries (except for Permitted Encumbrances).

(b)        Except for (i) any Consent set forth in Section 3.5 of the Parent Disclosure Schedule under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) any required filings under the HSR Act and any foreign antitrust Law and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Parent nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c)        The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6        Capitalization.

(a)        The authorized capital stock of Parent consists of (i) 300,000,000 shares of Parent Common Stock, par value $0.001 per share, of which 18,146,362 shares have been issued and are outstanding as of May 29, 2020 (the “Capitalization Date”) and (ii) 10,000,000 shares of Preferred Stock, par value $0.001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Parent does not hold any shares of its capital stock in its treasury.

(b)        All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is Parent bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities. Section 3.6(b) of the Parent Disclosure Schedule accurately and completely describes all repurchase rights held by Parent with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c)        Except for the Parent 2009 Stock Incentive Plan, as amended, and the Parent 2015 Equity Incentive Award Plan (collectively, the “Parent Stock Plans”) and the Parent 2015 Employee Stock Purchase Plan (the “Parent ESPP”), and except as set forth in Section 3.6(c) of the Parent Disclosure Schedule, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Parent has reserved 23,611,104 shares of Parent Common Stock for issuance under the Parent Stock Plans, of which 6,878,761 shares have been issued and are currently outstanding, 12,868,299 shares have been reserved for issuance upon exercise or settlement of Parent Options and Parent RSUs, as applicable, granted under the Parent Stock Plans, and 10,090,240 shares remain available for future issuance pursuant to the Parent Stock Plans. As of the date of this Agreement, Parent has reserved 1,527,421 shares of Parent Common Stock for future issuance pursuant to the Parent ESPP. Section 3.6(c) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option and Parent RSUs outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of shares of Parent Common Stock subject to such Parent Option and Parent RSUs at the time of grant, (iii) the number of shares of Parent Common Stock subject to such Parent Option and Parent RSUs as of the date of this Agreement, (iv) the exercise price of such Parent Option, (v) the date on which such Parent Option and Parent RSUs was granted, (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement, (vii) the date on which such Parent Option expires and (viii) whether such Parent Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Parent has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Parent has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Parent Stock Plans and any amendments thereto. No vesting of Parent Options, Parent Common Stock or Parent RSUs will accelerate solely as a result of the closing of the Contemplated Transactions.

(d)        Except for the outstanding Parent Options and Parent RSUs or as set forth in Section 3.6(d) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.

(e)        All outstanding shares of Parent Common Stock, Parent Options, Parent RSUs and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

3.7        SEC Filings; Financial Statements.

(a)        Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2018 (the “Parent SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. Parent meets the registrant requirements for the use of Form S-3 under the Securities Act. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)        The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Parent SEC Documents fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c)        Parent’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d)        Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. Parent has not disclosed any unresolved comments in the Parent SEC Documents.

(e)        Since January 1, 2018, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)        Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(g)        Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board; (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements; and (v) interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Parent SEC Documents fairly presents the SEC’s rules and guidelines applicable thereto. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed to Parent’s auditors and the Audit Committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or its Subsidiaries’ internal control over financial reporting. Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(h)        Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.8        Absence of Changes. Except as set forth in Section 3.8 of the Parent Disclosure Schedule, between the date of the Parent Unaudited Interim Balance Sheet and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 4.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9        Absence of Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Parent or its Subsidiaries since the date of the Parent Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and (e) Liabilities described in Section 3.9 of the Parent Disclosure Schedule.

3.10        Title to Assets. Each of Parent and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Parent Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of Parent or any of its Subsidiaries as being owned by Parent or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Parent or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11        Real Property; Leasehold. Neither Parent nor or any of its Subsidiaries owns or has ever owned any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12        Intellectual Property.

(a)        Parent, directly or through any of its Subsidiaries, owns, or has the right to use, as currently being used or contemplated to be used by the Parent or any of its Subsidiaries all Parent IP Rights that are owned by or exclusively licensed to Parent or any of its Subsidiaries, except for any failure to own or have such right to use that would not reasonably be expected to have a Parent Material Adverse Effect. Parent, directly or through any of its Subsidiaries has the right to bring actions for the infringement of all Parent Registered IP that are owned by Parent or any of its Subsidiaries, except for any failure to have such right that would not reasonably be expected to have a Parent Material Adverse Effect.

(b)        Section 3.12(b) of the Parent Disclosure Schedule is an accurate, true and complete listing of all Parent Registered IP owned by the Parent or any of its Subsidiaries.

(c)        Section 3.12(c) of the Parent Disclosure Schedule accurately identifies all Parent Contracts pursuant to which any material Parent IP Rights are licensed to Parent or any of its Subsidiaries by any third party, other than (i) any Contract pursuant to which Parent or any of its Subsidiaries receives a license under generally commercially available “off-the-shelf” software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property directly associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent’s or any of its Subsidiaries’ products or services (the “Parent Off-the-Shelf Software”), (ii) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, and (iii) any confidential information provided under confidentiality agreements.

(d)        Section 3.12(d) of the Parent Disclosure Schedule accurately identifies each Parent Contract pursuant to which Parent or any of its Subsidiaries has granted to any Person any license (whether or not currently exercisable), covenant not to sue under, or interest in, any material Parent IP Rights owned or purported to be owned by or exclusively licensed to Parent or any of its Subsidiaries (other than (i) any confidential information provided under confidentiality agreements and (ii) any such Parent IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for Parent’s or any of its Subsidiaries’ benefit).

(e)        Neither Parent nor any of its Subsidiaries is bound by, and no Parent IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Parent or any of its Subsidiaries to use, exploit, assert, or enforce any Parent IP Rights anywhere in the world (excluding any limitations or restrictions on Parent’s or any of its Subsidiaries’ exercise of such Parent IP Rights specified in the applicable written license agreements with such third parties and Permitted Encumbrances), in each case, in a manner that would materially limit the business of Parent or any of its Subsidiaries as conducted or planned to be conducted.

(f)        Parent or its Subsidiaries exclusively owns all right, title, and interest to and in all material Parent IP Rights (other than (A) Parent IP Rights exclusively and non-exclusively licensed to Parent or any of its Subsidiaries, as identified in Section 3.12(c) of the Parent Disclosure Schedule, (B) any Parent Off-the-Shelf Software and (C) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i)        All documents and instruments necessary to register or apply for or renew registration of Parent Registered IP owned or purported to be owned by Parent or any of its Subsidiaries, and to the Knowledge of Parent, exclusively licensed to Parent or any of its Subsidiaries (except, in each case, for the provisional patent applications identified in Section 3.12(b) of the Parent Disclosure Schedule, for which assignments are being prepared), have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority except for any such failure, individually or collectively, that would not reasonably be expected to have a Parent Material Adverse Effect.

(ii)        Each Person who is or was an employee or contractor of Parent or any of its Subsidiaries and who is or was involved in the creation or development of any material Parent IP Rights owned or purported to be owned by Parent or any of its Subsidiaries has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to Parent or one of its Subsidiaries, as applicable, and confidentiality provisions protecting trade secrets and confidential information of Parent and its Subsidiaries.

(iii)        To the Knowledge of Parent, no current or former stockholder, officer, director, or employee of Parent or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Parent IP Rights owned or purported to be owned by Parent or any of its Subsidiaries. To the Knowledge of Parent, no employee of Parent or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or any of its Subsidiaries or (b) in breach of any Contract with any former employer or other Person concerning Parent IP Rights owned or purported to be owned by Parent or any of its Subsidiaries or confidentiality provisions protecting trade secrets and confidential information comprising Parent IP Rights owned or purported to be owned by Parent or any of its Subsidiaries.

(iv)        To the Knowledge of Parent, no funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Parent IP Rights in which Parent or any of its Subsidiaries has an ownership interest.

(v)        Parent and each of its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Parent or any of its Subsidiaries holds, or purports to hold, as confidential or a trade secret.

(vi)        As of the date of this Agreement, except as set forth in Section 3.12(f) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has granted any licenses or covenants not to sue, assigned or otherwise transferred ownership of, or agreed to or has an obligation to license, assign or otherwise transfer ownership of any Parent IP Rights owned or purported to be owned by or exclusively licensed to Parent or any of its Subsidiaries (other than non-exclusive licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) to any other Person.

(vii)        To the Knowledge of Parent, the Parent IP Rights constitute all Intellectual Property necessary for Parent and its Subsidiaries to conduct their businesses as currently conducted and planned to be conducted, except for any failure to have such right that would not reasonably be expected to have a Parent Material Adverse Effect.

(g)        Parent has delivered or made available to the Company a complete and accurate copy of all Parent IP Rights Agreements required to be listed in Section 3.12(c) or Section 3.12(d) of the Parent Disclosure Schedule. With respect to each such Parent IP Rights Agreements: (i) each such agreement is valid and binding on Parent or its Subsidiaries, as applicable, and in full force and effect, (ii) neither Parent nor any of its Subsidiaries has received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither Parent nor any of its Subsidiaries, as applicable, and to the Knowledge of Parent, no other party to any such agreement, is in breach or default thereof in any material respect.

(h)        The manufacture, marketing, license, sale, offering for sale, importation, use or proposed use or other disposal of any product or technology as currently licensed, sold or under development by Parent or any of its Subsidiaries does not violate any license or agreement between Parent or any of its Subsidiaries and any third party, and, to the Knowledge of Parent, does not infringe or misappropriate any Intellectual Property right of any third party, which infringement or misappropriation would reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no third party is infringing upon, misappropriating or otherwise violating any Parent IP Rights owned or purported to be owned by or exclusively licensed to Parent or any of its Subsidiaries.

(i)        There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any material Parent IP Rights owned or purported to be owned by Parent or any of its Subsidiaries or, to the Knowledge of Parent, exclusively licensed to Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has received any written notice asserting that any Parent IP Rights owned or purported to be owned by Parent or any of its Subsidiaries or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder conflicts with or infringes or misappropriates the rights of any other Person or that Parent or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Parent IP Rights owned or purported to be owned by or exclusively licensed to Parent or any of its Subsidiaries is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of Parent or any of its Subsidiaries to exploit any Parent IP Rights.

(j)        (i) Each item of Parent Registered IP owned or purported to be owned by Parent or any of its Subsidiaries and, (ii) to the Knowledge of Parent, each item of Parent Registered IP that is exclusively licensed to Parent or any of its Subsidiaries, in each case (i) and (ii), is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Parent Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have a Parent Material Adverse Effect. All Parent Registered IP that is issued or granted is subsisting, and to the Knowledge of Parent, valid and enforceable.

(k)        Except as set forth in Sections 3.12(k) of the Parent Disclosure Schedule neither Parent nor any of its Subsidiaries is bound by any Contract (other than (A) non-disclosure or confidentiality agreements entered into in the Ordinary Course of Business, and (B) agreements entered into with service providers that are substantially on Parent’s standard forms of services agreements, copies of which have been made available to the Company) to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar third party claim which is material to Parent and its

Subsidiaries, taken as a whole and (ii) to the Knowledge of the Parent, neither the Parent nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l)        There has been no re-assignment, retro-transfer, or other reversion of any rights granted to Parent or any of its Subsidiaries under the Patent Purchase Agreement by and among BioNovion B.V., BioNovion Holding B.V., Stichting Het Nederlands Kanker Instituut, Academisch Medisch Centrum, Universitair Medisch Centrum Groningen, Rijksuniversiteit Groningen, VU Medisch Centrum, Stichting Top Institute Pharma and Pepscan Presto B.V. dated January 30, 2012, as amended by Amendment No. 1 dated December 18, 2013, Amendment No. 2 dated April 1, 2014, Amendment No. 3 dated July 24, 2014 and Amendment No 4 dated January 13, 2015 (as amended, the “Patent Purchase Agreement”). Parent and its Subsidiaries, as applicable, have satisfied all of their respective material obligations under the Patent Purchase Agreement. Neither Parent nor any of its Subsidiaries has received any notice of any breach or other failure to meet Parent’s or any of its Subsidiaries’ obligations under the Patent Purchase Agreement, and to the Knowledge of Parent, there are no facts or circumstances (whether asserted or unasserted) that could give rise to any claim by any other party to the Patent Purchase Agreement for the re-assignment, retro-transfer, or other reversion of any rights granted to Parent or any of its Subsidiaries under the Patent Purchase Agreement.

(m)        Neither Parent nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will (i) cause the grant of any license or other right to any third party under any material Parent IP Rights owned or purported to be owned by Parent or any of its Subsidiaries or exclusively licensed to Parent or any of its Subsidiaries, (ii) result in breach of, default under, modification, cancellation, suspension of, acceleration of any payments or termination of such Contract with respect to any Parent IP Rights, (iii) give any other party to any such Contract the right to do any of the foregoing, or (iv) impair the right of Parent or the Surviving Corporation and its Subsidiaries to exercise all of the rights of Parent or its Subsidiaries, as applicable, under such Contract to the same extent, in all material respects, that Parent or its Subsidiaries, as applicable, would have been able to had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that Parent or any of its Subsidiaries would otherwise be required to pay, in each case (i) through (iv), except for any such occurrence that would not individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(n)        To the Knowledge of the Parent, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Parent or its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Parent or its Subsidiaries has or purports to have an ownership interest has been impaired as determined by the Parent or its Subsidiaries in accordance with GAAP.

(o)        None of the Potentially Transferable Assets constitute, contain, or is covered by any Intellectual Property that is necessary or reasonably useful for the development or commercialization of the BION-1301 Program.

3.13        Data Protection.

(a)        Since January 1, 2018, Parent and each of its Subsidiaries have complied in all material respects with all Data Protection and Information Security Laws and any agreements between the Parent or its Subsidiaries and third parties under which any Personal Data (other than business-to-business Personal Data) is shared between the Parties. Since January 1, 2018, Parent and each of its Subsidiaries has provided all requisite notices and obtained all required consents that are required by Data Protection and Information Security Laws and necessary for the conduct of business as currently conducted, and the transactions contemplated to be consummated by this Agreement will comply in all material respects with all Data Protection and Information Security Laws.

(b)        Parent and each of its Subsidiaries have implemented and maintains a written information security program that includes appropriate organizational, administrative, physical and technical safeguards designed to secure any Personal Data and any IT Assets from any Security Incident. To the Knowledge of Parent, since January 1, 2018, there have not been any Security Incidents or claims related to Security Incidents and there are no information security or other vulnerabilities that could cause a Security Incident.

(c)        None of Parent, any of its Subsidiaries or, to the Knowledge of Parent, any Collaboration Partners are a “covered entity” as that term is defined at 45 C.F.R. § 160.103, and, to the Knowledge of Parent, is not in breach of any applicable “business associate contract,” as described in 45 C.F.R. § 164.504(e), and Parent and its Subsidiaries have entered into a business associate contract in all circumstances where required to do so under 45 C.F.R. § 164.502(e). Since January 1, 2018, none of Parent or any of its Subsidiaries is in violation of the applicable portions of the administrative simplification provisions of Health Insurance Portability and Accountability Act or the regulations contained in 45 C.F.R. Parts 160 and 164, if applicable.

(d)        None of Parent, any of its Subsidiaries, or, to the Knowledge of the Company, any third party acting on behalf of Parent or any of its Subsidiaries, has, since January 1, 2018, received any: (i) written or, to the Knowledge of Parent, oral notice of an investigation into compliance with, or a complaint alleging non-compliance with, Data Protection and Information Security Laws; (ii) written or, to the Knowledge of Parent, oral claim for compensation for loss or unauthorized collection, processing or disclosure of Personal Data; or (iii) written or, to the Knowledge of Parent, oral notification of a valid application for rectification, erasure or destruction of Personal Data that is still outstanding.

3.14        Agreements, Contracts and Commitments.

(a)        Section 3.14(a) of the Parent Disclosure Schedule lists the following Parent Contracts that are in effect as of the date of this Agreement (each, a “Parent Material Contract” and collectively, the “Parent Material Contracts”):

(i)        each Contract disclosed in or required to be disclosed in Section 3.12(c) or Section 3.12(d) of the Parent Disclosure Schedule

(ii)        each Parent Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other material employee benefit plans or arrangements;

(iii)        each Parent Contract requiring payments by the Parent after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by the Parent or its Subsidiaries on ninety (90) calendar days’ or less notice without Liability, except to the extent general principles of wrongful termination law may limit the Parent’s, the Parent Subsidiary’s or such successor’s ability to terminate employees at will;

(iv)        each Parent Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(v)        each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(vi)        each Parent Contract containing (A) any covenant limiting the freedom of the Parent, any of its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Parent’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(vii)        each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;

(viii)        each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(ix)        each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of the Parent or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Parent;

(x)        each Parent Contract requiring payment by or to Parent after the date of this Agreement in excess of $250,000 pursuant to its express terms: (A) relating to any exclusive distribution agreement; (B) involving provision of material services or products with respect to any pre-clinical or clinical development activities of Parent; (C) involving any joint venture, collaboration, co-development or other similar arrangement currently in force under which Parent or any of its Subsidiaries has continuing obligations to develop or commercialize any product, technology or service, or any agreement pursuant to which Parent has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent or any of its Subsidiaries; (D) providing for a license or other rights to Parent or any of its Subsidiaries under any material third party Intellectual Property that is necessary for the development or manufacture of any product, service or technology of Parent; (E) providing for Parent or any of its Subsidiaries granting a license or other rights under any material Parent IP Rights owned or purported to be owned by or exclusively licensed to Parent or any of its Subsidiaries; or (F) pursuant to which any third party contributes to the conception, development, reduction to practice of any material Parent IP Rights owned or purported to be owned by Parent or any of its Subsidiaries, in each case (A) through (F), except for Parent Contracts entered into in the Ordinary Course of Business;

(xi)        each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Parent in connection with the Contemplated Transactions;

(xii)        each Parent Real Estate Lease;

(xiii)        each Parent Contract that is a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(xiv)        each Parent Contract to which the Parent is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Parent in excess of $500,000; or

(xv)        any other Parent Contract that is not terminable at will (with no penalty or payment) by the Parent or its Subsidiaries, as applicable, and (A) which involves payment or receipt by the Parent or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate or (B) that is material to the business or operations of the Parent and its Subsidiaries, taken as a whole.

(b)        Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Neither Parent nor any of its Subsidiaries nor, to Parent’s Knowledge as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Parent Material Adverse Effect. As to Parent and its Subsidiaries, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

3.15        Compliance; Permits; Restrictions.

(a)        Parent and each of its Subsidiaries are, and since November 1, 2018 have been, in compliance in all material respects with all applicable Laws. No investigation, claim, suit, proceeding, audit or other action by any Governmental Authority is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries. There is no agreement or Order binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)        Parent and its Subsidiaries hold all required Governmental Authorizations that are material to the operation of the business of Parent and its Subsidiaries as currently conducted (collectively, the “Parent Permits”). Section 3.15(b) of the Parent Disclosure Schedule identifies each Parent Permit. Each of Parent and its Subsidiaries is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit. The rights and benefits of each Parent Permit will be available to Parent and Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by Parent and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c)        There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged material violation by Parent or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder or any other applicable similar Law promulgated by a Drug Regulatory Agency.

(d)        Parent and each of its Subsidiaries holds all material Governmental Authorizations issued by any Drug Regulatory Agency that are necessary for the conduct of the business of Parent or such Subsidiary as currently conducted, and the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Parent Product Candidates”) (collectively, the “Parent Regulatory Permits”). All such Parent Regulatory Permits are in full force and effect. Parent and each of its Subsidiaries have fulfilled and performed all of its material obligations with respect to the Parent Regulatory Permits and, to the Knowledge of Parent, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any Parent Regulatory Permit. Parent and each of its Subsidiaries are in compliance in all material respects with the terms of the Parent Regulatory Permits and neither Parent nor any of its Subsidiaries has received any written notice of Legal Proceedings relating to the revocation, termination, suspension or material modification of any Parent Regulatory Permit.

(e)        All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, or in which Parent or its Subsidiaries or their respective current products or product candidates, including the Parent Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312, all applicable requirements of Good Laboratory Practices and Good Clinical Practices and any other applicable regulations that relate to the proper conduct of clinical studies and requirements relating to the protection of human subjects and applicable Laws governing the privacy of patient medical records and other Personal Data. No clinical trial conducted by or, on behalf of, Parent or any of its Subsidiaries has been terminated or suspended by any Drug Regulatory Agencies. Other than as set forth in Section 3.14(e) of the Parent Disclosure Schedule, since January 1, 2018, neither Parent nor any of its Subsidiaries has received any notices, correspondence, or other communications from any institutional review board, ethics committee or safety monitoring committee raising any material issues, including from any Drug Regulatory Agency requiring, or to the Knowledge of Parent, threatening to initiate, the termination or suspension or investigation of, or place a clinical hold order on or otherwise delay or materially restrict, any clinical studies conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries. With respect to each Parent Product Candidate, Parent has made available to the Company complete and accurate copies of all material clinical and preclinical data in the possession of Parent and its Subsidiaries and all material written correspondence that exists as of the date of this Agreement between Parent or its Subsidiaries and the applicable Drug Regulatory Agencies.

(f)        Neither Parent nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” final policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” final policy, and any amendments thereto. None of Parent, any of its Subsidiaries or, to the Knowledge of Parent, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Parent, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Parent, any of its Subsidiaries or any of their respective officers, employees or agents.

(g)        Parent and each of its Subsidiaries have complied in all material respects with all applicable security and privacy standards regarding protection of health information under applicable Laws.

3.16        Legal Proceedings; Orders.

(a)        Except as set forth in Section 3.15 of the Parent Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Parent or any of its Subsidiaries, any Parent Associate (in his or her capacity as such) or any of the material assets owned or used by Parent or its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)        There is no Order to which Parent or any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries is subject. To the Knowledge of Parent, no officer or other Key Employee of Parent or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or to any material assets owned or used by Parent or any of its Subsidiaries.

3.17        Tax Matters.

(a)        Parent and each of its Subsidiaries have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by a Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is subject to taxation by that jurisdiction.

(b)        All material Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of the Parent Unaudited Interim Balance Sheet, neither Parent nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)        Parent and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d)        There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith) upon any of the assets of Parent or any of its Subsidiaries.

(e)        No deficiencies for material Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any Liability in respect of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f)        Neither Parent nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords.

(g)        Neither Parent nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Parent). Neither Parent nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(h)        Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code in the last two years.

(i)        Neither Parent nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

3.18        Employee and Labor Matters; Benefit Plans.

(a)        The employment of each of Parent’s and any of its Subsidiaries’ employees is terminable by Parent or the applicable Subsidiary at will (or, in respect of any jurisdiction outside of the United States, otherwise in accordance with general principles of wrongful termination law). Parent has made available to the Company accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other similar materials relating to the employment of Parent Associates to the extent currently effective and material.

(b)        To the Knowledge of Parent, no officer or Key Employee of Parent or its Subsidiaries has indicated that he or she presently intends to terminate his or her employment with Parent or such Subsidiary, nor, to the Knowledge of Parent, has any such officer or Key Employee threatened or expressed any intention to do so.

(c)        Neither Parent nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent or its Subsidiaries.

(d)        Section 3.18(d) of the Parent Disclosure Schedule lists all material employee benefit plans (as defined in Section 3(3) of ERISA) and any other material written or oral plan, agreement or arrangement involving compensation or benefits, including bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, change in control, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements and consulting agreements with individuals, written or otherwise, which are currently in effect relating to any Parent Associate (or any trade or business (whether or not incorporated) which is a Parent Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Parent, any of its Subsidiaries or any Parent Affiliate, or under which Parent or any of its Subsidiaries or any Parent Affiliate has any current liability or may incur liability after the date hereof (each, a “Parent Employee Plan”).

(e)        With respect to each Parent Employee Plan, Parent has made available to the Company a true and complete copy of, to the extent applicable, (i) such Parent Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the IRS, (iii) each currently effective trust agreement related to such Parent Employee Plan, (iv) the most recent summary plan description for each Parent Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Parent and (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Parent Employee Plan.

(f)        Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust.

(g)        Each Parent Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA.

(h)        Neither Parent nor any Parent Affiliate has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Parent nor any Parent Affiliate has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Parent Employee Plan subject to ERISA and neither Parent nor any Parent Affiliate has been assessed any civil penalty under Section 502(l) of ERISA.

(i)        No Parent Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Parent nor any Parent Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or Liability with respect to, any such plan. No Parent Employee Plan is a Multiemployer Plan, and neither Parent nor any Parent Affiliate has ever contributed to or had an obligation to contribute, or incurred any Liability in respect of a contribution, to any Multiemployer Plan or a Multiple Employer Plan. No Parent eEmployee Plan is a Multiple Employer Welfare Arrangement.

(j)        Except as set forth in Section 3.17(i) of the Parent Disclosure Schedule, no Parent Employee Plan (a) provides for medical or other welfare benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. Neither Parent nor any of its Subsidiaries sponsors or maintains any self-funded employee benefit plan. Section 3.17(j) of the Parent Disclosure Schedule lists any Parent Employee Plan that is subject to any Law of a foreign jurisdiction outside of the United States (each a “Parent Foreign Benefit Plan”). With respect to each Parent Foreign Benefit Plan, (i) such Parent Foreign Benefit Plan has been maintained, funded and administered in material compliance with applicable laws and the requirements of such Parent Foreign Benefit Plan’s governing documents and any applicable collective bargaining agreements, (ii) all contributions to such Parent Foreign Benefit Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on the Parent Unaudited Interim Balance Sheet in accordance with the terms of the Parent Foreign Benefit Plan and all applicable laws, (iii) such Parent Foreign Benefit Plan has obtained from the Governmental Authority having jurisdiction with respect to such Parent Foreign Benefit Plan any required determinations, if any, that such Parent Foreign Benefit Plan is in compliance in all material respects with the applicable laws and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Parent Foreign Benefit Plan, (iv) there are no pending or, to the Company’s Knowledge, threatened investigations by any Governmental Authority, proceedings or claims (except for claims for benefits in the ordinary course) against such Parent Foreign Benefit Plan, and (v) neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will create or otherwise result in any liability with respect to such Parent Foreign Benefit Plan. No Parent Foreign Benefit Plan has any unfunded or underfunded liabilities not accurately accrued in accordance with GAAP.

(k)        With respect to Parent Options and Parent RSUs granted pursuant to the Parent Stock Plans, (i) each grant of a Parent Option and Parent RSU was duly authorized no later than the Grant Date by all necessary corporate action, including, as applicable, approval by the Parent Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii) each Parent Option and Parent RSU grant was made in accordance with the terms of the applicable Parent Stock Plan pursuant to which it was granted and all other applicable Law and regulatory rules or requirements grant was made in accordance with the terms of the Parent Stock Plans and all other applicable Law and (iii) the per share exercise price of each Parent Option was not less than the fair market value of a share of Parent Common Stock on the applicable Grant Date.

(l)        No Parent Options, Parent RSUs or other equity-based awards issued or granted by Parent are subject to the requirements of Code Section 409A. Each 409A Plan under which Parent makes, is obligated to make or promises to make, payments complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is or, when made in accordance with the terms of the 409A Plan, will be subject to the penalties of Code Section 409A(a)(1).

(m)        Each of Parent and its Subsidiaries is in material compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any material payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(n)        Each of Parent and its Subsidiaries is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of Parent and its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Parent, threatened in writing or reasonably anticipated against Parent relating to any employee, employment agreement or Parent Employee Plan (other than routine claims for benefits). To the Knowledge of Parent or any of its Subsidiaries, there are no pending or threatened or reasonably anticipated claims or actions against Parent, any of its Subsidiaries, any Parent trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither Parent nor any of its Subsidiaries is a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or governmental authority with respect to employment practices.

(o)        Section 3.17(o) of the Parent Disclosure Schedule lists all Liabilities of Parent or any of its Subsidiaries to any employee that result from the termination by Parent or any of its Subsidiaries of such employee’s employment or provision of services, a change of control of Parent, or a combination thereof. Neither Parent nor any of its Subsidiaries has any material Liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither Parent nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any Liability or obligation under WARN or any similar state or local law that remains unsatisfied.

(p)        There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Parent or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(q)        Neither Parent nor any of its Subsidiaries is, nor has Parent or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Parent or any of its Subsidiaries, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Parent Associate, including charges of unfair labor practices or discrimination complaints.

(r)        There is no contract, agreement, plan or arrangement to which Parent, any of its Subsidiaries or any Parent Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

(s)        Neither Parent nor any of its Subsidiaries is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

3.19        Environmental Matters. Since January 1, 2018, each of Parent and its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received since January 1, 2018, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Parent or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent: (i) no current or prior owner of any property leased or controlled by Parent or any of its Subsidiaries has received since January 1, 2018, any written notice or other communication relating to property owned or leased at any time by Parent or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Parent nor any of its Subsidiaries has any material Liability under any Environmental Law.

3.20        Insurance. Parent has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, Liabilities and operations of Parent and each of its Subsidiaries. Each of such insurance policies is in full force and effect and Parent and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2018, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Parent or any of its Subsidiaries for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.

3.21        Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed in 2020 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 3.21 of the Parent Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Parent as of the date of this Agreement.

3.22        No Financial Advisors. Except as set forth in Section 3.22 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

3.23        Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.24        No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor the Company Subsidiary nor any other person on behalf of the Company or the Company Subsidiary makes any express or implied representation or warranty with respect to the Company or the Company Subsidiary or with respect to any other information provided to Parent, Merger Sub or stockholders or any of their respective Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of the Company set forth in Section 2 (in each case as qualified and limited by the Company Disclosure

Schedule)) none of Parent, its Subsidiaries or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1        Operation of Parent’s Business.

(a)        Except as expressly contemplated by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”), each of Parent and its Subsidiaries shall (i) use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and (ii) conduct its business and operations in compliance with all applicable Law, including timely making all filings required by the SEC, and the requirements of all Contracts that constitute Parent Material Contracts.

(b)        Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) in connection with the Asset Dispositions or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)        declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Parent Common Stock from a terminated or former Parent Associate);

(ii)        sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for shares of Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options or Parent RSUs, as applicable, in accordance with their terms as in effect as of the date of this Agreement), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent or any of its Subsidiaries;

(iii)        except as required to give effect to anything in contemplation of the Closing, amend any of its or any of its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv)        form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)        (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business (provided, however, that Parent shall not in any event apply for or accept either (x) any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act, respectively, (y) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (z) any similar programs in any foreign jurisdictions), (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of the budgeted capital expenditure and commitment amounts set forth in the Parent operating agreement budget delivered to the Company concurrently with the execution of this Agreement (the “Parent Budget”);

(vi)        (A) adopt, establish or enter into any Parent Employee Plan, (B) cause or permit any Parent Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any Parent Associate, other than as required pursuant to the terms of any Parent Employee Plan as in effect as of the date of this Agreement, or (D) increase the severance or change of control benefits offered to any current or new Parent Associate; provided that Parent shall be permitted to, and shall be permitted to cause or permit any of its Subsidiaries to, undertake the actions described in this Section 4.1(b)(vi) in respect of any individual who is not a Continuing Employee, so long any liabilities, including any liabilities that would be required to be set forth on a balance sheet (or in the footnotes thereto) prepared in accordance with GAAP, incurred by Parent or any of its Subsidiaries in connection therewith are taken into account in the calculation of Net Cash;

(vii)        (A) hire or engage, or offer to hire, any director, officer, employee or consultant, (B) enter into, amend or extend the term of any employment or consulting agreement with any Parent Associate, provided Parent shall be permitted to, and shall be permitted to cause or permit any of its Subsidiaries to, undertake the actions described in this Section 4.1(b)(vii)(B) in respect of any individual who is not a Continuing Employee, so long as any liabilities, including any liabilities that would be required to be set forth on a balance sheet (or in the footnotes thereto) prepared in accordance with GAAP, incurred by Parent or any of its Subsidiaries in connection therewith are taken into account in the calculation of Net Cash, or (C) enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Law);

(viii)        terminate the employment, furlough, change the title, office or position, or materially reduce the responsibilities of, or otherwise modify the working hours of, any Parent Associate, or adopt, implement or otherwise establish any temporary or permanent measures applicable to any Parent Associate as a result of the COVID-19 Pandemic;

(ix)        enter into any material transaction;

(x)        acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(xi)        (A) sell, assign, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of any right, title or interest of Parent or any of its Subsidiaries in any material Parent IP Rights, or (B) license, sublicense, or otherwise encumber (other than pursuant to non-exclusive licenses granted to contract research organizations, including clinical trial sites and clinical trial services providers, or contract manufacturing organizations, in each case, (x) with whom Parent or any of its Subsidiaries has previously entered into Contracts prior to the Effective Time and (y) who are engaged to provide services directly related to clinical studies and manufacturing of any Parent Product Candidate, provided that the scope of any such non-exclusive license grant is limited to only the extent necessary for such Persons to perform their obligations under the respective Contracts) any right, title or interest of Parent or any of its Subsidiaries in any material Parent IP Rights;

(xii)        make, change or revoke any material Tax election; file any material amendment of any Tax Return; settle or compromise any material Tax liability; or adopt or change any material accounting method in respect of Taxes;

(xiii)        waive, settle or compromise any pending or threatened Legal Proceeding against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restriction on the operations or business of Parent or its Subsidiaries, taken as a whole, or any equitable relief or admission of any wrongdoing by Parent or any of its Subsidiaries;

(xiv)        enter into, amend or terminate any Parent Material Contract (except solely as permitted by Section 4.1(b)(vi) or Section 4.1(b)(vii));

(xv)        (A) materially change pricing or royalties or other payments set or charged by Parent or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Parent or any of its Subsidiaries

(xvi)        except as otherwise set forth in the Parent Budget, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed the aggregate amount of the Parent Budget; or

(xvii)        agree, resolve or commit to do any of the foregoing.

Notwithstanding the generality of the foregoing, nothing set forth in this Section 4.1 shall restrict Parent’s right to effectuate one or more Asset Dispositions, it being understood that Section 4.6 contains the parties’ entire agreement pertaining to Parent’s rights and obligations in connection with the preparation for, and negotiation and execution of, one or more Asset Dispositions prior to the Closing. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2        Operation of the Company’s Business.

(a)        Except as expressly contemplated by this Agreement, as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period each of the Company and the Company Subsidiary shall (i) use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and (ii) conduct its business and operations in compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b)        Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit the Company Subsidiary to, do any of the following:

(i)        declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from a terminated or former Company Associate);

(ii)        sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or the Company Subsidiary (except for shares of outstanding Company Common Stock issued upon the valid exercise or settlement of Company Options in accordance with their terms as in effect as of the date of this Agreement, and shares of capital stock of the Company issued in connection with the Company Financing and pursuant to the Note Purchase Agreement), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or the Company Subsidiary;

(iii)        except as required to give effect to anything in contemplation of the Closing, amend any of its or the Company Subsidiary’s Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv)        form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)        (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business (provided, however, that the Company shall not in any event apply for or accept either (x) any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act, respectively, (y) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (z) any similar programs in any foreign jurisdictions), (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $500,000;

(vi)        other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan, (B) cause or permit any Company Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any Company Associate, other than as required pursuant to the terms of any Company Employee Plan as in effect as of the date of this Agreement, or (D) increase the severance or change of control benefits offered to any current or new Company Associate;

(vii)        enter into any material transaction outside the Ordinary Course of Business;

(viii)        acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix)        sell, assign, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of any right, title or interest of Company or Company Subsidiary in any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(x)        make, change or revoke any material Tax election; file any material amendment of any Tax Return; settle or compromise any material Tax liability; or adopt or change any material accounting method in respect of Taxes;

(xi)        waive, settle or compromise any pending or threatened Legal Proceeding against the Company or any of the Company Subsidiary, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restriction on the operations or business of the Company or the Company Subsidiary, taken as a whole, or any equitable relief or admission of any wrongdoing by the Company or the Company Subsidiary;

(xii)        enter into, amend or terminate any Company Material Contract other than in the Ordinary Course of Business;

(xiii)        (A) materially change pricing or royalties or other payments set or charged by the Company or the Company Subsidiary to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to the Company or the Company Subsidiary; or

(xiv)        agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.3        Access and Investigation.

(a)        Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate, and (d) provide the other Party with copies, when available, of unaudited financial statements or management accounts, and communications sent by or on behalf of such Party to its stockholders or any notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b)        Notwithstanding anything herein to the contrary in this Section 4.3, no access or examination contemplated by this Section 4.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

4.4        No Solicitation.

(a)        Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2 and Section 5.3) or (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and the Company Subsidiary, or the Required Parent Stockholder Vote in the case of Parent), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would result in a breach of the fiduciary duties of the board of directors of such Party under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 4.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by such Party for purposes of this Agreement.

(b)        If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and provide a copy of the Acquisition Proposal or Acquisition Inquiry, of if the Acquisition Proposal or Acquisition Inquiry is not written, the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto. In addition to the foregoing, each Party shall provide the other Party with at least four (4) Business Days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(c)        Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

4.5        Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the Parent Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 6 or 7 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 4.5 shall not be deemed to be a breach for purposes of Section 7.2 or 8.2, as applicable, unless such failure to provide such notice was knowing and intentional.

4.6        Potentially Transferrable Assets.

(a)        Subject to compliance with Section 4.6(c), Parent shall be entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest the Potentially Transferable Assets in a transaction or series of transactions (each, an “Asset Disposition” and collectively, the “Asset Dispositions”); provided that no Asset Disposition will (i) include the sale, transfer, license, assignment, divestment or other disposition of any Parent IP Rights that are necessary or reasonably useful for the research, development or commercialization of the BION-1301 Program or (ii) adversely affect Parent’s, any of its Subsidiaries’, or the Company’s rights to exploit the BION-1301 Program. Each Party acknowledges that Parent may, in contemplation of an Asset Disposition, (A) establish one or more Subsidiaries to hold Potentially Transferable Assets, (B) transfer to any such Subsidiary (1) the employment of those employees of Parent identified on Schedule 4.6(a) and (2) any or all Potentially Transferable Assets and the liabilities and obligations related thereto and (C) take such other steps that are reasonably necessary to prepare for one or more Asset Dispositions, in the case of clause (A) and (B)(2) above, subject to the Company’s prior consent, such consent not to be unreasonably withheld, delayed or conditioned. For clarity, if Parent transfers Potentially Transferable Assets to one or more Subsidiaries, the terms of this Section 4.6 shall apply to such Subsidiaries in addition to Parent. Each Party further acknowledges that Parent may not be successful in completing, or may determine not to proceed, with any Asset Dispositions.

(b)        Parent shall provide the Company with copies of, and a reasonable period of time not to exceed five (5) Business Days to review and make comments on, all pitch decks, synopses and other marketing materials that Parent intends to disclose to potential acquirers in connection with an Asset Disposition (“Marketing Materials”) and to consider in good faith any comments to any Marketing Materials that the Company reasonably requests within such five (5) Business Day period; provided that Parent shall not under any circumstances include any information in any Marketing Materials regarding the BION-1301 Program.

(c)        Neither Parent nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly, solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Asset Disposition Proposal or Asset Disposition Inquiry or take any action that could reasonably be expected to lead to an Asset Disposition Proposal or Asset Disposition Inquiry other than through the furnishing of Marketing Materials to potential buyers approved in advance by the Company, such approval not to be unreasonably withheld, delayed or conditioned (each, an “Approved Buyer”). For purposes of this Section 4.6(c), the Company’s approval shall be deemed to have been granted in respect of any potential buyer to which the Company has not delivered a written notice of objection to Parent within five (5) Business Days of receipt of notice from Parent that Parent seeks the Company’s approval in respect of such potential buyer (which notice shall include reasonable detail regarding the identity and financial resources of the potential buyer).

(d)        Parent shall keep the Company reasonably apprised of any developments related to the Asset Dispositions and any transactions undertaken pursuant to this Section 4.6. Without limiting the foregoing, Parent shall provide the Company with notice of Parent’s intention to enter into any definitive written agreement (each, a “Sale Agreement”) providing for the consummation of an Asset Disposition (such notice to include copies of the proposed execution form of such agreement). Parent shall not enter into any such Sale Agreement or otherwise consummate such contemplated Asset Disposition without first obtaining the written consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned (it being understood that if the Company does not notify Parent by the tenth (10th) Business Day following receipt of the applicable notice from Parent that the Company has not consented to the entry into such Sale Agreement, then the Company shall be deemed to have given its consent thereto).

4.7        Additional Financing. During the Pre-Closing Period, the Company may negotiate for and enter into agreements providing for an Additional Financings (as contemplated by the Note Purchase Agreement), on terms that are commercially reasonable based on the advice of the Company’s financial advisors. The Company shall keep Parent reasonably apprised of its activities pursuant to this Section 4.7 and give prompt notice to Parent of any capital commitments entered into pursuant to the foregoing sentence.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1        Registration Statement; Proxy Statement.

(a)        As promptly as practicable after the date of this Agreement, (i) Parent shall prepare and file with the SEC a proxy statement relating to the Parent Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued by virtue of the Merger which Registration Statement shall include, if so determined by Parent and the Company, each acting in good faith, the shares of Parent Common Stock issued or issuable in connection with the consummation of the Company Financing. Each of Parent and the Company shall use their commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b)        Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company or the Company Subsidiary to Parent for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or the Company Subsidiary or any of their Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments on the SEC prior to the filing thereof with the SEC; provided, however, that the foregoing shall not apply to any amendment to the Registration Statement pertaining to a Parent Board Adverse Recommendation Change. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.

(c)        Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Parent stockholders.

(d)        The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company or the Company Subsidiary that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(e)        Parent and the Company shall mutually agree on the form and substance of a press release setting forth the anticipated Exchange Ratio, which shall be subject to final adjustments for Net Cash as of the Anticipated Closing Date in accordance with Section 1.7 (either as a result of the mutual agreement of the Parties or the determination of the Accounting Firm), as of the Anticipated Closing Date, which the Parties shall cause to be publicly disclosed (and which Parent shall file on Form 8-K) as early as practicable prior to the Parent Stockholder Meeting (and in no event shall this delay or cause the postponement of such meeting under any applicable Law).

5.2        Company Stockholder Written Consent.

(a)        Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall prepare, with the cooperation of Parent, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Proxy Statement (the “Information Statement”), and the Company Stockholder Written Consent, in order to solicit the approval of the Company’s stockholders, including but not limited to the Company’s stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. The Company shall use its reasonable best efforts to cause the Company’s stockholders sufficient for the Required Company Stockholder Vote to execute and deliver to the Company the Company Stockholder Written Consent promptly following delivery thereof. Promptly following receipt of the duly executed Company Stockholder Written Consent, the Company shall deliver a copy of the duly executed Company Stockholder Written Consent to Parent. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b)        Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(b) shall be subject to Parent’s advance review and reasonable approval.

(c)        The Company agrees that, subject to Section 5.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d)        Notwithstanding anything to the contrary contained in Section 5.2(c), and subject to compliance with Section 4.4 and Section 5.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Parent (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after Parent shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would result in a breach of its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change, which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(e)        The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

5.3        Parent Stockholder Meeting.

(a)        Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote to approve this Agreement and the

Contemplated Transactions, including the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and, if deemed necessary by the Parties, an amendment to Parent’s certificate of incorporation to effect the Parent Reverse Stock Split (collectively, the “Parent Stockholder Matters” and such meeting, the “Parent Stockholder Meeting”). The Parent Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments.

(b)        Parent agrees that, subject to Section 5.3(c): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”) and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company, and no resolution by the Parent Board or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(c)        Notwithstanding anything to the contrary contained in Section 5.3(b), and subject to compliance with Section 4.4 and Section 5.3, at any time prior to the approval of Parent Stockholder Matters by the Required Parent Stockholder Vote, Parent receives a bona fide written Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change if, but only if, in the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would result in a breach of its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Notice Period, negotiate with Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after the Company shall have delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would result in a breach of its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(d)        Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Parent Board Recommendation

(e)        Nothing contained in this Agreement shall prohibit Parent or the Parent Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law.

5.4        Efforts; Regulatory Approvals.

(a)        The Parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b)        Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file, if any, (a) the notification and report forms required to be filed under the HSR Act and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters. The Company and Parent shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Authority in connection with antitrust or competition matters.

5.5        Company Equity Awards; Company Convertible Notes.

(a)        Subject to Section 5.5(c), at the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time under the Company Plan and that, following assumption by Parent at the Effective Time, will be eligible to be registered on Form S-8, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the

Company Plans and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plans and the terms of the stock option agreement by which such Company Option is evidenced. All other Company Options that are outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled immediately prior to the Effective Time. All rights with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock, (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest one-hundredth of a cent and (iv) any restriction on the exercise, and any provision providing for the acceleration of vesting and/or exercisability, of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option assumed by Parent in accordance with this Section 5.5(a), such Company Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time, (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent in accordance with this Section 5.5(a) and (C) in the case of each Company Option assumed by Parent in accordance with this Section 5.5(a) that is subject to “double-trigger” accelerated vesting, for purposes of such double-trigger acceleration provisions a “Change of Control” (or term of similar import) of the Company shall refer to a “Change of Control” (or term of similar import) of Parent following the Effective Time. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Parent Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.

(b)        Parent shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8, if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with Section 5.5(a).

(c)        Prior to the Effective Time, the Company shall take all actions that may be necessary to cause all of the outstanding Company Convertible Notes to be converted into shares of Company Common Stock or otherwise be treated in accordance with the terms thereof.

(d)        Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options and Company Convertible Notes have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6        Employee Benefits.

(a)        Parent and the Company shall cause Parent to (i) continue, on and after Closing, each Parent Option and each Parent RSU in accordance with their terms immediately prior to the Effective Time and (ii) comply, on and after Closing, with the terms of each Parent Employee Plan including, without limitation, any employment, severance, retention, change of control, or similar agreement specified on Section 3.18(a) of the Parent Disclosure Schedule in accordance with its terms as in effect immediately prior to the Effective Time (it being understood that, except with respect to the Parent Options and Parent RSUs, this Section 5.6(a) shall not be deemed to prohibit Parent, the Company, the Subsidiaries or the Surviving Corporation from amending, modifying, replacing or terminating such plans in accordance with their terms). As of the Closing Date, Parent and the Company shall cause Parent to provide each individual who remains employed with Parent or any of its Affiliates at the Effective Time (each, a “Continuing Employee”) with (a) an annual base salary or an hourly wage rate, as applicable, that is the same as that provided to such Continuing Employee by Parent or the applicable Subsidiary immediately prior to the Effective Time and (b) employee benefits that are no less favorable in the aggregate than those provided to such Continuing Employee under the Parent Employee Plans immediately prior to the Effective Time. Nothing in this Section 5.6 (i) is intended to, or shall be construed to, confer upon any employee of Parent or any of its Affiliates or any other Person other than the parties to this Agreement any rights or remedies hereunder, or (ii) shall establish, amend or be deemed to establish or amend any Parent Employee Plan or any benefit plan, program, policy or arrangement of Parent or any of its Affiliates or shall limit the rights of the Company, the Subsidiaries, the Surviving Corporation, Parent or any of Parent’s Affiliates to establish, amend or terminate any Parent Employee Plans or any other benefit plan, program, policy or arrangement, in accordance with their respective terms, whether before or after Closing, or terminate the employment of any Continuing Employee.

(b)        Parent shall amend each Parent Employee Plan that the Company so requests to be amended, with such request to occur in writing no later than ten (10) Business Days prior to the Closing Date, in each case to provide that the benefits provided under such Parent Employee Plan shall apply only to individuals who are or were a Parent Associate on or at any time prior to the Closing Date (and, for the avoidance of doubt, no such amendment shall impact the benefits or rights under such Parent Employee Plan of any individual who participates in or is entitled to any benefits under any such Parent Employee Plan as of the Closing Date), in each case with such amendment to be effective as of the day immediately prior to the Closing Date and reflected in resolutions of the Parent Board. Such resolutions shall be subject to the prior review and approval of the Company, with shall not be unreasonably withheld, conditioned or delayed.

(c)        During the Pre-Closing Period, Parent shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, make available the Parent Associates to the Company at the Company’s reasonable request, for purposes of informational interviews and discussions regarding their employment following the Closing.

5.7        Indemnification of Officers and Directors.

(a)        From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, Liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)        The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c)        From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d)        From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Parent by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Parent’s initial public offering of shares of Parent Common Stock).

(e)        From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.7 in connection with their enforcement of the rights provided to such persons in this Section 5.7.

(f)        The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g)        In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.7.

5.8        Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 5.8. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(d) or with any Acquisition Proposal, Parent Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable, or with respect to Parent only, pursuant to Section 5.3(e).

5.9        Listing. At or prior to the Effective Time, Parent shall use its commercially reasonable efforts to cause the shares of Parent Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the Nasdaq market at or prior to the Effective Time. Each Party will promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company will cooperate with Parent as reasonably requested by Parent with respect to the listing application for the Parent Common Stock and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9. The Company agrees to pay all Nasdaq fees associated with any action contemplated by this Section 5.9.

5.10        Tax Matters. The Parties shall not file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required by a Taxing authority pursuant to an audit defended in good faith. The Parties shall use their respective commercially reasonable efforts to cause the Merger or Mergers, if applicable, to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger or Mergers, as applicable, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

5.11        Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

5.12        Directors and Officers.

(a)        Directors and Officers of Parent.

(i)        Parent shall cause, effective as of the Effective Time, (a) the Parent Board to consist of seven (7) individuals, which shall consist of (i) three (3) members selected by the Company Board (one of whom shall be the Chief Executive Officer of the Company) as set forth on Schedule 5.12(a)(i) (each, a “Company Designee”), (ii) two (2) members selected by the Parent Board as set forth on Schedule 5.12(a)(ii) (each, a “Parent Designee”) and (iii) following a customary board review, evaluation and recruiting process, taking into account the membership of the post-Closing combined Parent Board, the combined company strategy and the needs of the then-Parent Board, two (2) members who shall be determined to the extent that there is mutual agreement by a majority of the Company Designees and the Parent Designees, each of whom shall meet

Nasdaq’s independence criteria, each as in effect as of such time; provided that for the avoidance of doubt, if no such additional members shall be determined pursuant to this clause (iii) prior to the Effective Time, then no such person shall be designated prior to the Effective Time, it being the intent that in such event the then-Parent Board (and its Nominating and Corporate Governance Committee) will continue to assess additional directors in accordance with such review, evaluation and recruiting process following the Effective Time. If any Company Designee or Parent Designee is unable or unwilling to serve as director of Parent, the Party appointing such Person shall designate a successor.

(ii)        Immediately following the Effective Time, Parent shall take all necessary action to appoint the officers of the Company to become the equivalent officers of Parent until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(b)        Directors and Officers of the Surviving Corporation.

(i)        The Parties shall take all actions necessary (i) so that from and after the Effective Time, the Surviving Corporation’s board of directors shall be constituted with those members as set forth on Schedule 5.12(b) and (ii) to secure the resignations of the existing members of the committees of the Surviving Corporation, if any.

(ii)        The Parties shall take all actions necessary so that the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

5.13        Termination of Certain Agreements and Rights. The Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

5.14        Section 16 Matters. Prior to the Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.15        Allocation Certificate. The Company will prepare and deliver to Parent at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock or Company Options, (b) such holder’s name and address, (c) the number and type of Company Capital Stock held and/or underlying the Company Options as of the Closing Date for each such holder and (d) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Option to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

5.16        Required Financial Statements. As promptly as reasonably practicable following the date of this Agreement, the Company will deliver to Parent (and shall use its reasonable best efforts to so deliver no later than June 30, 2020) (a) the audited consolidated balance sheet of the Company as of December 31, 2019 and (b) the related audited consolidated statements of income, convertible preferred stock and stockholders’ equity, and cash flows of the Company for the year then ended for inclusion in the Proxy Statement and the Registration Statement (the “Required Financial Statements”). The Company shall use reasonable best efforts to cooperate, and shall direct its independent auditors to reasonably cooperate, with Parent in connection with the preparation of any pro forma financial statements that are derived in part from the Required Financial Statements or other financial statements of the Company Subsidiary and shall provide Parent with a reasonable opportunity to consult with the Company and its Representatives, including its independent auditors, from time to time prior to the Closing, with respect to the progress of the preparation of such Required Financial Statements or pro forma financial statements.

5.17        Stockholder Litigation. Parent shall give the Company the opportunity to participate in the defense or settlement of any litigation against Parent or its directors relating to this Agreement and the Contemplated Transactions, and no such settlement shall be agreed to without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall give Parent the opportunity to participate in the defense or settlement of any litigation against the Company or its directors relating to this Agreement and the Contemplated Transactions, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 5.17, each of Parent and the Company shall cooperate, and the Company shall cause the Company Subsidiary to cooperate, and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against such litigation.

5.18        Closing Dividend. Prior to the Effective Time, Parent shall declare a dividend (the “Closing Dividend”) to its common stockholders of record the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Parent Common Stock held by such stockholder as of such date, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit F (the “CVR Agreement”). The record date for the Closing Dividend shall be the close of business on the last Business Day prior to the day on which the Effective Time occurs and the payment date for which shall be three (3) Business Days after the Effective Time; provided that the payment of such dividend may be conditioned upon the occurrence of the Effective Time. In connection with the Closing Dividend, Parent shall cause the CVR Agreement to be duly authorized, executed and delivered by Parent and a rights agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, delayed or conditioned).

5.19        Parent Reverse Stock Split. If deemed necessary by the Parties, Parent shall submit to Parent’s stockholders at the Parent Stockholder Meeting a proposal to approve and adopt an amendment to Parent’s certificate of incorporation to authorize the Parent Board to effect a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio mutually agreed to by the Company and Parent (the “Parent Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Parent Reverse Stock Split.

5.20        280G Covenant. If any Person who is a “disqualified individual” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) with respect to the Company or any Company Subsidiary may receive any payment(s) or benefit(s) that could constitute parachute payments under Section 280G of the Code in connection with the transactions contemplated by this Agreement, as determined by the Company in good faith, then: (a) the Company shall use commercially reasonably efforts to obtain and deliver to Parent a Parachute Payment Waiver from each such “disqualified individual”; and (b) as soon as practicable following the delivery of the Parachute Payment Waivers (if any) to Parent, the Company shall prepare and distribute to its shareholders a disclosure statement describing all potential parachute payments and benefits that may be received by such disqualified individual(s) and shall submit such payments to its shareholders for approval, in each case, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the Department of Treasury regulations promulgated thereunder, such that, if approved by the requisite majority of the shareholders, such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code (the foregoing actions, a “280G Vote”). Prior to the Closing, if a 280G Vote is required, the Company shall deliver to Parent evidence reasonably satisfactory to Parent, (i) that a 280G Vote was solicited in conformance with Section 280G of the Code, and the requisite shareholder approval was obtained with respect to any payments and/or benefits that were subject to the Company shareholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Parachute Payment Waiver, such “parachute payments” shall not be made or provided. The form of the Parachute Payment Waiver, the disclosure statement, any other materials to be submitted to the Company’s shareholders in connection with the Section 280G Approval and the calculations related to the foregoing (the “Section 280G Soliciting Materials”) shall be subject to advance review and approval by Parent, which approval shall not be unreasonably withheld.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1        Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.2        No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.3        Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote, and (b) the Company shall have obtained the Required Company Stockholder Vote.

6.4        Listing. The approval of the listing of the additional shares of Parent Common Stock on Nasdaq shall have been obtained and the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

6.5        Regulatory Matters. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1        Accuracy of Representations. Each of the Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2        Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3        Closing Certificate. Parent shall have received a certificate executed by the Chief Executive Officer of the Company certifying (a) that the conditions set forth in Sections 7.1, 7.2, 7.4, 7.6, 7.8 and 7.9 have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.15 is true and accurate in all respects as of the Closing Date.

7.4        Company Financing. The Company Financing shall have been consummated, and the Company shall have received the cash proceeds of the Company Financing of not less than the Concurrent Investment Amount on the terms and conditions set forth in the Note Purchase Agreement.

7.5        FIRPTA Certificate. Parent shall have received from the Company the FIRPTA Certificate executed on behalf of the Company. The Parties intend that the FIRPTA Certificate be considered to be voluntarily provided by the Company in response to a request from Parent pursuant to Treasury Regulation Section 1.1445-2(c)(3)(i).

7.6        No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.7        Company Lock-Up Agreements. The Company Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

7.8        Termination of Investor Agreements. The Investor Agreements shall have been terminated (or will be terminated as of the Closing).

7.9        Minimum Company Cash. The Company’s cash and cash equivalents determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s unaudited financial statements and the Company Unaudited Interim Balance Sheet shall be greater than or equal to $5,000,000.

7.10        280G Vote. If a 280G Vote is required under Section 5.21 hereof, as determined by the Company in good faith, then (i) the Company shall have used commercially reasonable efforts to obtain and deliver to Parent a Parachute Payment Waiver from each Person who is eligible to receive a payment that may constitute a “parachute payment” under Section 280G of the Code prior to soliciting the Section 280G Approval and (ii) with respect to each such Person who has delivered a Parachute Payment Waiver, the Company’s shareholders shall have (A) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments” or (B) shall have voted upon and disapproved such “parachute payments,” and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner and Parent and its Affiliates shall not have any Liabilities with respect to such “parachute payments”.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1        Accuracy of Representations. Each of the Parent Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2        Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3        Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a)        a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent confirming that the conditions set forth in Sections 8.1, 8.2, 8.4 and 8.6 have been duly satisfied;

(b)        a copy of the CVR Agreement, duly executed by Parent and the Rights Agent (as defined therein); and

(c)        written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 5.12 hereof.

8.4        No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

8.5        Parent Lock-Up Agreements. The Parent Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

8.6        Minimum Parent Final Net Cash. The Final Net Cash shall have been determined in accordance with Section  1.7 to be greater than or equal to $135,000,000.

Section 9. TERMINATION

9.1        Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a)        by mutual written consent of Parent and the Company;

(b)        by either Parent or the Company if the Merger shall not have been consummated by December 31, 2020 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company or Parent if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the waiting period under the HSR Act has not expired, or a request for additional information has been made by any Governmental Authority, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is 60 days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional 60 days;

(c)        by either Parent or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)        by Parent if the Required Company Stockholder Vote shall not have been obtained and evidence thereof delivered to Parent within five (5) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);

(e)        by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f)        by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(g)        by Parent (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(h)        by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); or

(i)        by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2        Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3        Expenses; Termination Fees.

(a)        Except as set forth in this Section 9.3 and Section 5.9 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the filings by the Parties under any filing requirement under the HSR Act and any foreign antitrust Law applicable to this Agreement and the transactions contemplated hereby; provided, further, however, that Parent and the Company shall also share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b)        If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b) (and the Required Parent Stockholder Vote has not been obtained by Parent), Section 9.1(e) or by the Company pursuant to Section 9.1(f), (ii) at any time after the date of this Agreement and prior to the Parent Stockholder Meeting an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been withdrawn) and (iii) in the event this Agreement is terminated pursuant to Section 9.1(b) or Section 9.1(e), within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Parent shall pay to the Company, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $6,400,000 (the “Company Termination Fee”).

(c)        If (i) this Agreement is terminated by Parent pursuant to Section 9.1(b), Section 9.1(d) or Section 9.1(g), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and (iii) in the event this Agreement is terminated pursuant to Section 9.1(b) or Section 9.1(d), within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Parent, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $6,400,000 (the “Parent Termination Fee”).

(d)        If this Agreement is terminated by the Company pursuant to Section 9.1(f) or Section 9.1(h), Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $2,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such expenses.

(e)        If this Agreement is terminated by Parent pursuant to Section 9.1(g) or Section 9.1(i), the Company shall reimburse Parent for all reasonable out-of-pocket fees and expenses incurred by Parent in connection with this Agreement and the Contemplated Transactions, up to a maximum of $2,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such expenses.

(f)        If this Agreement is terminated by either Parent or the Company pursuant to Section 9.1(e) or (ii) by Parent pursuant to Section 9.1(b) and the Required Parent Stockholder Vote has not been obtained by Parent, then Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $2,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such expenses.

(g)        If either Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(h)        The Parties agree that, subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the termination of this Agreement under the circumstances described in this Section 9.3 and the payment of the fees and expenses set forth in this Section 9.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

Section 10. MISCELLANEOUS PROVISIONS

10.1         Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2        Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company, Merger Sub and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

10.3        Waiver.

(a)        Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)        No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4        Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5        Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement and (f)  irrevocably waives the right to trial by jury.

10.6         Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7        Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.8        Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. Pacific Time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Aduro Biotech, Inc.

740 Heinz Avenue

Berkeley, California 94710

Attention: Celeste Ferber

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention: Alan Mendelson, Kathleen Wells

if to the Company:

Chinook Therapeutics U.S., Inc.

1600 Fairview Avenue East, Suite 100

Seattle, WA 98102

Attention: Eric Dobmeier

with a copy to (which shall not constitute notice):

Fenwick & West LLP

1191 2nd Ave.

Seattle, Washington 98101

Attention: Effie Toshav, Ethan Skerry

10.9        Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10        Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11        Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.12        No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13        Construction.

(a)        The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)        The table of contents and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to the Articles, Sections, Exhibits and Schedules of or to this Agreement unless otherwise specified.

(c)        All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)        Whenever the context may require, any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires, and where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e)        Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(f)        The word “or” is used in the inclusive sense of “and/or.” The use of the words “or,” “any” and “either” shall not be exclusive.

(g)        The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(h)        The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(i)        References to “$” and “dollars” are to the currency of the United States of America.

(j)        When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(k)        A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation

(l)        Any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of this Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content).

(m)        The Parties agree that any reference in a particular Section of the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant Party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties (or covenants, as applicable) of such Party that are contained in any other Section of this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to an individual who has read that reference and such representations and warranties. Without limiting the foregoing, for convenience of reference, each of the Company and Parent has in certain instances included cross-references to other sections of the Company Disclosure Schedule and Parent Disclosure Schedule, as applicable. The inclusion of such references does not mean that in those instances where a cross-reference is not included, any disclosure contained therein is not disclosed or incorporated into any other Sections of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable.

(n)        Any statement in this Agreement to the effect that any information, document or other material has been “furnished,” “delivered” or “made available” means that such information, document or other material was posted to the electronic data room hosted by or on behalf of the disclosing Party for the purposes of the Contemplated Transactions no later than 5:00 p.m. Pacific Time on the date that is two (2) calendar days prior to the date of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

ADURO BIOTECH, INC.
By:	/s/ Stephen T. Isaacs
Name:	Stephen T. Isaacs
Title:	Chairman, President and CEO

ASPIRE MERGER SUB, INC.
By:	/s/ Stephen T. Isaacs
Name:	Stephen T. Isaacs
Title:	President

CHINOOK THERAPEUTICS U.S., INC.
By:	/s/ Eric Dobmeier
Name:	Eric Dobmeier
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

EXHIBIT A

CERTAIN DEFINITIONS

(a)        For purposes of the Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal, other than (i) with respect to Parent, solely with respect to the Asset Dispositions and (ii) with respect to the Company, solely with respect to the Company Financing and any activities contemplated by Section 4.7.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party, other than (i) with respect to Parent, solely with respect to the Asset Dispositions and (ii) with respect to the Company, solely with respect to the Company Financing and any activities contemplated by Section 4.7.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Asset Dispositions) involving:

(a)        any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided however, in the case of the Company, the Company Financing shall not be an “Acquisition Transaction”; or

(b)        any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Agreement” shall have the meaning given to such term in the preamble.

“Allocation Certificate” shall have the meaning set forth in Section 5.15.

“Asset Disposition Inquiry” means an inquiry, indication of interest or request for information that could reasonably be expected to lead to an Asset Disposition.

“Asset Disposition Proposal” means any offer or proposal, whether written or oral contemplating or otherwise relating to any Asset Disposition.

“Berkeley Facility” means the premises leased to Parent under the Berkeley Lease.

“Berkeley Lease” means that certain Office/Laboratory Lease dated September 11, 2015, as amended by the First Amendment, dated April 26, 2016 and the Second Amendment, dated January 14, 2019, for space in the building located at 740 Heinz Avenue, Berkeley, California.

“BION-1301 Program” means the research, development and commercialization program related to the treatment of acute or chronic kidney disease (excluding cancer), using the current lead BION-1301 antibody, VH14_1G/VL15, or any other anti-APRIL antibody currently owned or controlled by Parent or any of its Subsidiaries.

“Book-Entry Share” means a book-entry share registered in the transfer books of the Company.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collaboration Partners” means, with respect to a Party, any of such Party’s or any of such Party’s Subsidiaries’ licensees or licensors or any third party with which such Party or any of its Subsidiaries has entered into a Contract that relates to the research, development, supply, manufacturing, commercialization of any of such Party’s (or such Party’s Subsidiaries’) products or product candidates.

“Company Affiliate” means any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or the Company Subsidiary.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.6(a) and 2.6(d).

“Company Common Stock” means the common stock of the Company, par value $0.0001 per share.

“Company Contract” means any Contract: (a) to which the Company or the Company Subsidiary is a Party and (b) either (i) by which the Company or the Company Subsidiary or any Company IP Rights or any other asset of the Company or the Company Subsidiary is or may become bound or under which the Company or the Company Subsidiary has, or may become subject to, any obligation or (ii) under which the Company or the Company Subsidiary has or may acquire any right or interest.

“Company Financing” means a financing pursuant to the Note Purchase Agreement with aggregate gross cash proceeds to the Company of not less than the Concurrent Investment Amount.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1(a), 2.1(b), 2.2, 2.3, 2.4, 2.20 and 2.22.

“Company IP Rights” means all Intellectual Property owned by, licensed to, or controlled by the Company or the Company Subsidiary that is necessary for or used in the operation of the business of the Company and the Company Subsidiary as presently conducted.

“Company IP Rights Agreement” means any instrument or agreement primarily related to or pertaining to any Company IP Rights other than Company Off-the-Shelf Software.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or the Company Subsidiary, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) any rejection or non-acceptance by a Governmental Authority of a registration or filing by the Company relating to the Company IP Rights, (b) the announcement of the Agreement or the pendency of the Contemplated Transactions, (c) the taking of any action, or the failure to take any action, by the Company that is expressly required to comply with the terms of the Agreement; (d) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (e) hurricane, flood, tornado, earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic (including the COVID-19 Pandemic) or any other outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person, or any national or international calamity or crisis, (f) any change in GAAP or applicable Law or the interpretation thereof or (g) general economic or political conditions or conditions generally affecting the industries in which the Company and the Company Subsidiary operate; except in each case with respect to clauses (d), (e), (f) and (g), to the extent disproportionately affecting the Company and the Company Subsidiary, taken as a whole, relative to other similarly situated companies in the industries in which the Company and the Company Subsidiary operate.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Plan” means the Company’s 2019 Equity Incentive Plan, as amended.

“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company or the Company Subsidiary that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Company Stockholder Support Agreements” shall have the meaning set forth in the recitals.

“Company Stockholder Written Consent” shall have the meaning set forth in the recitals.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal or (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).

“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company and the Company Subsidiary as of March 31, 2020 provided to Parent prior to the date of the Agreement.

“Concurrent Investment Amount” means $25,000,000.

“Confidentiality Agreement” means the Confidentiality Agreement, dated February 20, 2020, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement, including the Closing Dividend, the Parent Reverse Stock Split (to the extent applicable and necessary), the Company Financing and the Second Merger (if consummated pursuant to Section 1.1).

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“COVID-19” means the novel coronavirus 2019 referred to as COVID-19.

“COVID-19 Pandemic” means the epidemic, pandemic or disease outbreak associated with COVID-19.

“Data Protection and Information Security Laws” means all applicable Laws and all published rules, policies, guidelines and procedures established by any Governmental Authority related to cyber security, privacy, data protection, breach notification, consumer protection, health information privacy, Laws concerning email, text message or telephone communications, and/or any other Laws relating to Personal Data.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (rounded to six decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

•	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation.

•	“Aggregate Valuation Benchmark” means the amount set forth on Schedule IV.

•	“Company Allocation Percentage” means the quotient (rounded to six decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.

•	“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Company Allocation Percentage.

•

“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without duplication, (i) the exercise of all Company Options outstanding as of immediately prior to the Effective Time, and (ii) the issuance of shares of Company Common Stock in respect of all warrants or rights to receive such shares that will be outstanding immediately after the Effective Time, including any Promised Options (as defined in the Company Disclosure Schedule); provided, however, that the foregoing shall not include any commitments by the Company to grant incentive equity awards following the Closing to employees hired by the Company after the date hereof.

•	“Company Valuation” means the Aggregate Valuation Benchmark minus the Lower Company Net Cash Amount (if any).

•

“ESPP Shares” means the aggregate number of shares of Parent Common Stock that would be purchased pursuant to the exercise of all Purchase Rights (within the meaning of the Parent ESPP) outstanding under the Parent ESPP as of the Closing Date, assuming that the Purchase Date (within the meaning of the Parent ESPP) in respect of such Purchase Rights occurred as of the Closing Date (and, for the avoidance of doubt, assuming that the termination of any participant in the Parent ESPP who is not a Continuing Employee occurs prior to the Closing Date, such that any Purchase Rights granted to any such individual shall not be treated as outstanding as of the Closing Date for purposes of calculating the number of ESPP Shares).

•

“Higher Parent Net Cash Amount” means if the Final Net Cash is more than $145,000,000, then the amount by which the Final Net Cash is more than $145,000,000; provided that this amount shall not exceed $15,000,000.

•

“Lower Company Net Cash Amount” means if the Company’s cash and cash equivalents as of the Cash Determination Time, determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s financial statements and the Company Unaudited Interim Balance Sheet, is less than ten million dollars ($10,000,000), then the amount by which the Company’s cash and cash equivalents as so determined is less than ten million dollars ($10,000,000).

•	“Lower Parent Net Cash Amount” means if the Final Net Cash is less than $145,000,000, then the amount by which Final Net Cash is less than $145,000,000.

•	“Parent Allocation Percentage” means the quotient (rounded to six decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation.

•

“Parent Outstanding Shares” means, subject to Section 1.5(f), the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Parent Common Stock basis, and assuming, without duplication, the issuance of shares of Parent Common Stock in respect of all options, the ESPP Shares, Parent RSUs, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time.

•	“Parent Valuation” means the Aggregate Valuation Benchmark, minus the Lower Parent Net Cash Amount (if any), and plus the Higher Parent Net Cash Amount (if any).

•	“Post-Closing Parent Shares” mean the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

“FIRPTA Certificate” means a statement and accompanying IRS notice, issued pursuant to Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3)(i), in the form attached hereto as Exhibit G, certifying that the stock of the Company is not a United States real property interest within the meaning of Section 897 of the Code.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign or other government, (c) governmental, quasi-governmental, regulatory or administrative authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (e) all United States and foreign rights arising under or associated with any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means, with respect to any Party, computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation (excluding any public networks) that are in the custody or control of such Party.

“Key Employee” means, with respect to the Company or Parent, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Accounting Officer of such Party.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Lease Costs” means aggregate of the Rent and the Rent Adjustment (as each is defined in the Berkeley Lease).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Welfare Arrangement” means (a) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a) of this definition.

“Nasdaq” means The Nasdaq Stock Market.

“Net Cash” means (a) the sum (without duplication) of Parent’s (A) cash and cash equivalents, marketable securities and other short-term investments, (B) accounts receivable, interest and other receivables (including any refunds), and (C) deposits, prepaid expenses and other prepaid assets (to the extent reasonably likely to be utilized by Parent, Parent’s Subsidiaries, the Surviving Corporation or the Company Subsidiary after the Closing), in each case, as determined in accordance with GAAP and in a manner consistent with Parent’s preparation of the most recent audited financial statements and unaudited interim balance sheet included in the Parent SEC Documents, minus (b) the sum (without duplication) of (i) the accounts payable and accrued expenses payable in each of the categories set forth on Schedule I as of the date of determination, in each case determined in accordance with GAAP and in a manner consistent with Parent’s preparation of the most recent audited financial statements and unaudited interim balance sheet included in the Parent SEC Documents, (ii) any indebtedness for borrowed money or other Liability for borrowed money of Parent outstanding as of the Closing Date, in each case determined in accordance with GAAP and in a manner consistent with Parent’s preparation of the most recent audited financial statements and unaudited interim balance sheet included in the Parent SEC Documents, (iii) the expenses payable in each of the categories set forth on Schedule II as of the date of determination, determined as provided on such schedule, (iv) the Sublease Spread, if a positive number, (v) the premium and other expenses payable in connection with the “D&O tail policy” purchased pursuant to Section 5.7(d), and (vi) any unpaid brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed by Parent to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent. A sample calculation of Net Cash as of April 30, 2020 and its corresponding definitions is set forth on Exhibit H for illustrative purposes only.

“Notice Period” means a period of at least four (4) Business Days commencing on the date the Company Board or Parent Board, as applicable, notifies in writing Parent or the Company, as applicable, of its intent to make a Company Board Adverse Recommendation Change or a Parent Board Adverse Recommendation Change.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of, or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parachute Payment Waiver” means, with respect to any Person, a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) solely to the extent required to avoid the imposition of a tax by virtue of the operation of Section 280G of the Code and to accept in substitution therefor the right to receive such payments only if approved by the shareholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

“Parent Affiliate” means any Person that is (or at any relevant time was) under common control with Parent within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent or any of its Subsidiaries.

“Parent Capitalization Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.6(a) and 3.6(d).

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq (or such other Nasdaq market on which the Parent Common Stock then trades) for the five (5) trading days ending the trading day immediately prior to the date upon which the Merger becomes effective.

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent or any of its Subsidiaries is a party and (b) either (i) by which Parent, any of its Subsidiaries or any Parent IP Rights or any other asset of Parent or any of its Subsidiaries is or may become bound or under which Parent has, or may become subject to, any obligation or (ii) under which Parent or any of its Subsidiaries has or may acquire any right or interest.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a), 3.1(b), 3.3, 3.4 and 3.22.

“Parent IP Rights” means all Intellectual Property owned by, licensed to or controlled by Parent or any of its Subsidiaries that is necessary for or used in the operation of the business of Parent and its Subsidiaries as presently conducted.

“Parent IP Rights Agreement” means any instrument or agreement primarily related or pertaining to any Parent IP Rights other than Parent Off-the-Shelf Software.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) any rejection or non-acceptance by a Governmental Authority of a registration statement or filing by Parent relating to the Parent IP Rights, (b) the announcement of the Agreement or the pendency of the Contemplated Transactions, (c) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (d) changes in the trading price or trading volume of Parent Common Stock, or the suspension of trading in or delisting of Parent’s securities on the Nasdaq, (e) the taking of any action, or the failure to take any action, by Parent that is expressly required to comply with the terms of the Agreement, (f) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (g) hurricane, flood, tornado, earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic (including the COVID-19 Pandemic) or any other outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person, or any national or international calamity or crisis, (h) any change in GAAP or applicable Law or the interpretation thereof or (i) general economic or political conditions or conditions generally affecting the industries in which Parent and its Subsidiaries operate; except, in each case with respect to clauses (f), (g), (h) and (i), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent.

“Parent Registered IP” means all Parent IP Rights that are owned or exclusively licensed by Parent or any of its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Parent Reverse Stock Split” shall have the meaning set forth in Section 5.19.

“Parent RSUs” shall mean any equity award with respect to Parent Common Stock that represents the right to receive in the future shares of Parent Common Stock pursuant to any Parent Stock Plan.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).

“Parent Unaudited Interim Balance Sheet” means the unaudited balance sheet of Parent as of March 31, 2020, included in Parent’s Report on Form 10-Q for the fiscal quarter ended March 31, 2020, as filed with the SEC.

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Unaudited Interim Balance Sheet, as applicable, (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or the Company Subsidiary or Parent, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (e) any non-material defect or irregularity in title, (f) non-exclusive licenses granted to third parties in the Ordinary Course of Business and (g) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Authority.

“Personal Data” means all data or information that alone or in combination with other information relates to an identified or identifiable person and any other data or information that constitutes “personal data,” “personal information” or any similar term under any applicable Data Protection and Information Security Laws, which information includes any genetic data, financial, credit, medical or other information, names, addresses, social security or insurance numbers, telephone numbers, facsimile numbers, email addresses or other contact information, any device identifier, or any other information that constitutes protected health information under 45 C.F.R. § 160.103.

“Potentially Transferable Assets” means the tangible and intangible assets (including Contract rights and Parent IP Rights) described on Schedule III.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Series A Preferred Stock” means Series A Preferred Stock of the Company, par value $0.0001 per share.

“Spread Measurement Period” means the period beginning on the first day of the first full calendar month following the Closing Date and ending on the last day of the ninth calendar month following the Closing Date.

“Sublease Spread” means an amount, which may be positive or negative, equal to 100% of the difference between (a) the Lease Costs payable by Tenant (as defined in the Berkeley Lease) in respect of the Spread Measurement Period and (b) the sum of (i) the aggregate Lease Costs payable in respect of the Spread Measurement Period (net of any profit payments required to be paid to the landlord under the Berkeley Lease attributable to any sublease arrangement) as set forth in (A) executed subleases or (B) in a binding term sheet for which the security deposit has been placed in escrow plus (ii) the Lease Costs payable in respect of the Spread Measurement Period under the Berkeley Lease for the fully-loaded square footage for that portion of the Berkeley Facility occupied or otherwise used by Parent, any of its Subsidiaries, the Surviving Corporation or the Company Subsidiary.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party).

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(b)        Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
280G Vote	5.20
409A Plan	2.18(l)
Accounting Firm	1.7(e)
Anticipated Closing Date	1.7(a)
Approved Buyer	4.6(c)
Asset Disposition	4.6(a)
Asset Dispositions	4.6(a)
Capitalization Date	3.6(a)
Cash Determination Time	1.7(a)
Certificate of Merger	1.3
Certifications	3.7(a)
Change of Control	5.5(a)
Closing	1.3
Closing Date	1.3
Closing Dividend	5.18
Company	Preamble
Company Board	Recitals

Term	Section
Company Board Adverse Recommendation Change	5.2(d)
Company Board Recommendation	5.2(c)
Company Board Recommended Change	5.8
Company Convertible Notes	Recitals
Company Designee	5.12(a)(i)
Company Disclosure Schedule	2
Company Employee Plan	2.18(d)
Company Financials	2.7(a)
Company Lock-Up Agreements	Recitals
Company Material Contract	2.14(a)
Company Off-the-Shelf Software	2.12(c)
Company Permits	2.15(b)
Company Preferred Stock	2.6(a)
Company Product Candidates	2.15(d)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.15(d)
Company RSA	2.18(k)
Company Stock Certificate	1.6
Company Stockholder Support Agreement	Recitals
Company Subsidiary	2.1(c)
Company Termination Fee	9.3(b)
Continuing Employee	5.6
Costs	5.7(a)
CVR	5.18
CVR Agreement	5.18
D&O Indemnified Parties	5.7(a)
Delivery Date	1.7(a)
Dispute Notice	1.7(b)
Dissenting Shares	1.9(a)
Drug Regulatory Agency	2.15(c)
Effective Time	1.3
End Date	9.1(b)
Exchange Agent	1.8(a)
FDA	2.15(c)
FDCA	2.15(c)
Final Net Cash	1.7(c)
Foreign Benefit Plan	2.18(j)
Form 10-Q	3.7(b)
Form S-3	3.7(a)
Form S-4	5.1(a)
GAAP	2.7(a)
Grant Date	2.18(k)
Information Statement	5.2(a)
Investor Agreements	5.13
Liability	2.9
Marketing Materials	4.6(b)
Merger	Recitals
Merger Consideration	1.5(a)(ii)
Merger Sub	Preamble
Merger Sub Board	Recitals

Term	Section
Net Cash Calculation	1.7(a)
Net Cash Schedule	1.7(a)
Note Purchase Agreement	Recitals
Parent	Preamble
Parent Board	Recitals
Parent Board Adverse Recommendation Change	5.3(b)
Parent Board Recommendation	5.3(b)
Parent Budget	4.1(b)(v)
Parent Designee	5.12(a)(i)
Parent Disclosure Schedule	3
Parent Employee Plan	3.18(d)
Parent ESPP	3.6(c)
Parent Foreign Benefit Plan	3.18(j)
Parent Lock-Up Agreements	Recitals
Parent Material Contract	3.14(a)
Parent Off-the-Shelf Software	3.12(c)
Parent Permits	3.15(b)
Parent Product Candidates	3.15(d)
Parent Real Estate Leases	3.11
Parent Regulatory Permits	3.15(d)
Parent SEC Documents	3.7(a)
Parent Stock Plans	3.6(c)
Parent Stockholder Matters	5.3(a)
Parent Stockholder Meeting	5.3(a)
Parent Stockholder Support Agreement	Recitals
Parent Termination Fee	9.3(c)
Patent Purchase Agreement	3.12(l)
Pre-Closing Period	4.1(a)
Proxy Statement	5.1(a)
Registration Statement	5.1(a)
Required Company Stockholder Vote	2.4
Required Financial Statements	5.16
Required Parent Stockholder Vote	3.4
Response Date	1.7(b)
Sale Agreement	4.6(c)
Section 280G Approval	5.20
Section 280G Soliciting Materials	5.20
Security Incident	2.13(b)
Stockholder Notice	5.2(b)
Surviving Corporation	1.1

Annex B

June 1, 2020

The Board of Directors

Aduro Biotech, Inc.

740 Heinz Avenue

Berkeley, CA 94710

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Aduro Biotech, Inc., a Delaware corporation (“Aduro”), of the Exchange Ratio (as defined below) proposed to be paid by Aduro pursuant to the terms of the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) to be entered into by and among Aduro, Aspire Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Aduro (“Merger Sub”), and Chinook Therapeutics, Inc., a Delaware corporation (“Chinook”). The Merger Agreement provides for the acquisition by Aduro of Chinook through the merger of Merger Sub with and into Chinook (the “Merger”), with Chinook continuing as the surviving entity of the Merger and as a wholly owned subsidiary of Aduro. At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any further action on the part of Aduro, Merger Sub, Chinook or any stockholder of Chinook, among other things, each share of common stock, par value $0.0001 of Chinook, and each share of preferred stock, par value $0.0001, of Chinook (collectively, the “Chinook Capital Stock”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as defined below) will, by virtue of the Merger Agreement (and subject to the terms and conditions thereof) and without any action on the part of the holder thereof, be converted into and thereafter represent the right to receive a number of shares of the common stock, par value $0.0001 per share, of Aduro (the “Aduro Common Stock”), equal to the Exchange Ratio, without interest. As used herein, (i) the “Exchange Ratio” is the number of shares of Aduro Common Stock to be received by holders of Chinook Capital Stock (other than Excluded Shares) in the Merger, which is derived from the agreed relative percentage ownership of the combined company by holders of Chinook Capital Stock (referred to in the Merger Agreement as the “Company Allocation Percentage”) and Aduro Common Stock (referred to in Merger Agreement as the “Parent Allocation Percentage”) following the consummation of the Merger, which is, subject to certain adjustments set forth in the Merger Agreement (as to which adjustments we express no opinion), equal to 50% and 50%, respectively, on a fully diluted basis; and (ii) “Excluded Shares” means (a) shares of Chinook Capital Stock that are held in treasury and any shares of Chinook Capital Stock owned by Aduro, Chinook or any of their respective wholly owned subsidiaries immediately prior to the Effective Time and (b) any shares of Chinook Capital Stock held by a holder who is entitled to and properly demands appraisal rights in accordance with Section 262 of the Delaware General Corporation Law. The Merger and the other transactions summarized above are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

We have been engaged by Aduro to act as its financial advisor in connection with the proposed Transaction and we will receive a fee from Aduro for providing such services, half of which is payable upon delivery of this opinion and half of which is contingent upon consummation of the Transaction. In addition, Aduro has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

BOSTON | NEW YORK | SAN FRANCISCO | CHARLOTTE	AN SVB COMPANY

SVBLEERINK.COM

The Board of Directors

Aduro Biotech, Inc.

June 1, 2020

SVB Leerink LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. We have provided certain investment banking services to Aduro from time to time, for which we have received compensation. In the ordinary course of business, we and our affiliates may, in the future, provide commercial and investment banking services to Aduro, Chinook or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of Aduro, Chinook or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Aduro or the proposed Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement, dated May 31, 2020; (ii) a draft, dated May 31, 2020 of the Contingent Value Rights Agreement to be entered into by Aduro for the benefit of holders of record of Aduro Common Stock prior to the Effective Time (the “CVR Agreement”); (iii) Aduro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed by Aduro with the Securities and Exchange Commission (the “SEC”); (iv) Aduro’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, as filed by Aduro with the SEC; (v) certain Current Reports on Form 8-K, as filed by Aduro with, or furnished by Aduro to, the SEC; (vi) certain publicly available research analyst reports for Aduro; (vii) certain business and historical financial information and data relating to Chinook prepared by management of Chinook and furnished to us by Chinook; and (viii) certain financial forecasts and other information and data relating to each of Aduro and Chinook prepared by management of Aduro and furnished to us by Aduro for purposes of our analysis (the “Forecasts”). We conducted discussions with members of the senior management of Aduro, and its advisors and representatives, regarding their assessment of the Forecasts. In addition, we reviewed the historical trading prices and trading activity for the Aduro Common Stock. Furthermore, we reviewed (i) publicly available market capitalization data regarding companies in the biopharmaceutical industry that we believed to be comparable in certain respects to each of Aduro and Chinook; and (ii) publicly available financial terms of certain initial public offerings involving companies in the biopharmaceutical industry that we believed to be comparable in certain respects to Chinook. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, with your consent, that the Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Aduro as to the matters covered thereby. We have relied, at your direction, on the Forecasts for purposes of our analysis and this opinion. We express no view or opinion as to the Forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off- balance-sheet or otherwise) of Aduro or Chinook, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Aduro or Chinook. We have assumed, with your consent, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to

The Board of Directors

Aduro Biotech, Inc.

June 1, 2020

our analysis or this opinion from the last drafts of the Merger Agreement and CVR Agreement reviewed by us. We have also assumed, with your consent, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of Aduro or Chinook, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, Aduro’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Aduro or in which Aduro might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Aduro of the Exchange Ratio to be paid by Aduro pursuant to the terms of the Merger Agreement. We express no view as to, and our opinion does not address, the fairness of the closing dividend to holders of record of Aduro Common Stock prior to the Effective Time of contingent value rights pursuant to the terms of the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Aduro or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Aduro or any other party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio to be paid by Aduro pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of Aduro as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Aduro (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio to be paid by Aduro pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to Aduro.

Very truly yours,
/s/ SVB Leerink

Annex C

FORM OF SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of June 1, 2020, is by and between Chinook Therapeutics U.S., Inc., a Delaware corporation (the “Company”), and the Person set forth on Schedule A (the “Stockholder”).

WHEREAS, concurrently with the execution and delivery hereof, Aduro Biotech, Inc., a Delaware corporation (“Parent”), Aspire Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger and Reorganization (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement);

WHEREAS, as of the date hereof, the Stockholder is holder of the number of shares of Parent Common Stock, Parent Options and/or Parent RSUs, in each case, set forth opposite the Stockholder’s name on Schedule A (all such shares of Parent Common Stock set forth on Schedule A or hereafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement, being referred to herein as the “Subject Shares,” and together with all such Parent Options or Parent RSUs set forth on Schedule A or securities convertible into, exchangeable for or that represent the right to receive Parent Common Stock that are hereinafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement, being referred to herein as the “Subject Securities”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Securities) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1. Voting of Subject Shares. From and after the date hereof, at every meeting of the holders of Parent Common Stock (the “Parent Stockholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Parent Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote (or cause to be voted) the Subject Shares (a) in favor of (i) the approval of the Merger Agreement, (ii) the approval of the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of the Merger Agreement, (iii) if deemed necessary, the adoption of an amendment to Parent’s certificate of incorporation to effect the Parent Reverse Stock Split, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of the Merger

Agreement, on the date on which such meeting is held, and (v) any other proposal included in the Proxy Statement that would reasonably be expected to facilitate the consummation of the Merger for which the Parent Board has recommended that the Parent Stockholders vote in favor and (b) against (i) any competing Acquisition Proposal with respect to Parent and (ii) any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other Contemplated Transaction (other than as expressly contemplated by the Merger Agreement or the Parent Disclosure Schedule).

1.2. No Inconsistent Arrangements. Except as expressly permitted or required hereunder or under the Merger Agreement, the Stockholder shall not, directly or indirectly, (a) create any Encumbrance other than restrictions imposed by applicable Law, pursuant to this Agreement or pursuant to the governance documents of Parent on any Subject Securities, (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of the Subject Securities or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Securities, (d) deposit or permit the deposit of the Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Securities or (e) take any action that would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect, or have the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder; provided that this clause (e) shall not prevent any director or officer of Parent, in such capacity, from taking such actions as may be permitted under Section 4.4 of the Merger Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, the Stockholder may make Transfers of the Subject Securities (i) by will, operation of law, or for estate planning or charitable purposes, (ii) to stockholders, corporations, partnerships or other business entities that are direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, general or limited partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder, (iii) if the Stockholder is a trust, to any beneficiary of the Stockholder or the estate of any such beneficiary, (iv) if the Stockholder holds Parent Options, exercise a Parent Option to purchase shares of Parent Common Stock, solely to the extent such options would otherwise expire prior to the Effective Time, or (v) for the net settlement of Stockholder’s Parent Options (to pay the exercise price thereof and any tax withholding obligations) or Parent RSUs settled in shares of Parent Common Stock (to pay any tax withholding obligations), provided that, in each such case, the Subject Securities (taking in account any net exercise or shares withheld to settle tax obligations) shall continue to be subject to the restrictions on transfer set forth in this Agreement; provided further that, with respect to clauses (i) through (iii), the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides the Company with a copy of such agreement promptly prior to the consummation of any such Transfer.

1.3. Documentation and Information. The Stockholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Subject Securities and the nature of the Stockholder’s commitments and obligations under this Agreement. Parent is an intended third-party beneficiary of this Section 1.3.

1.4. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably appoints the Company, and the Chief Executive Officer, Chief Financial Officer and General Counsel of the Company, as attorney-in-fact and proxy, for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Parent Stockholders held for matters addressed in Section 1.1, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Stockholder’s Subject Shares solely in furtherance of the provisions of Section 1.1 at any and all meetings of the Parent Stockholders or in connection with any action sought to be taken by written consent of the Parent

Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, solely in furtherance of the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Parent Stockholders or in connection with any action sought to be taken by written consent of the Parent Stockholders without a meeting. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes expressly described in this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of this Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. The Stockholder hereby affirms that the proxy set forth in this Section 1.4 is given in connection with and granted in consideration of and as an inducement to the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.4 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2. With respect to any Subject Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 1.4 with respect to such Subject Shares.

1.5. No Solicitation of Transactions. Stockholder represents and warrants that he, she or it has read Section 4.4 of the Merger Agreement and, subject to the provisions of Section 4.15 hereof, Stockholder shall not, directly or indirectly, intentionally take any action that Parent is prohibited from taking pursuant to Section 4.4 of the Merger Agreement.

1.6. Waivers. Stockholder hereby irrevocably and unconditionally agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (b) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Parent Board, breaches any fiduciary duty of the Parent Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of Parent.

1.7. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in the Company any direct or indirect ownership or incidents of ownership of or with respect to the Subject Securities. All rights, ownership and economic benefits of and relating to the Subject Securities will remain and belong to the Stockholder, and the Company will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct Stockholder in the voting of any of the Subject Securities, except as otherwise expressly provided herein with respect to the Subject Securities and except as otherwise expressly provided in the Merger Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to the Company as of the date hereof that:

2.1. Authorization; Binding Agreement. The Stockholder, if not a natural person, is duly incorporated or organized, as applicable, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. The Stockholder has full legal capacity and power, right and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions.

2.2. Ownership of Subject Securities; Total Shares. The Stockholder is the record or beneficial owner of the Subject Securities and has good and marketable title to the Subject Securities free and clear of any Encumbrance (including any restriction on the right to vote or otherwise transfer the Subject Securities), except (a) as provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act, (c) subject to any risk of forfeiture with respect to any shares of Parent Common Stock granted to the Stockholder under an employee benefit plan of Parent and (d) as provided in the bylaws of Parent. The Subject Securities listed on Schedule A opposite the Stockholder’s name constitute all of Parent’s securities owned by the Stockholder as of the date hereof. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Stockholder’s Subject Securities. For purposes of this Agreement “Beneficial Ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

2.3. Voting Power. The Stockholder has full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Subject Securities and, with respect to all of the Subject Shares, full voting power. None of the Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Securities, except as provided hereunder.

2.4. Reliance. The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.5. Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Securities) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

2.6 Non-Contravention. The execution and delivery of this Agreement by the Stockholder and the performance of the transactions contemplated by this Agreement by the Stockholder does not and will not violate, conflict with, or result in a breach of: (a) the organizational documents of such Stockholder, (b) any applicable Law or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority to which the Stockholder is subject, or (c) any Contract to which the Subject Securities are subject, such that it could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

2.7 No Finders’ Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based on upon any arrangement or agreement made by or on behalf of the Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Stockholder that:

3.1. Organization; Authorization. The Company is a corporation duly incorporated under the Laws of the State of Delaware. The consummation of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by all necessary corporate actions on the part of the Company. The Company has full power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS

4.1. Notices. All notices, requests and other communications to either party hereunder shall be in writing (including electronic mail) and shall be given, (a) if to the Company, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s address or electronic mail address set forth on a signature page hereto, or to such other address or electronic mail address as the Stockholder may hereafter specify in writing to the Company.

4.2. Termination. This Agreement shall terminate automatically and become void and of no further force or effect, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof and (ii) the provisions of this Article IV shall survive any termination of this Agreement.

4.3. Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable. Parent is an intended third-party beneficiary of this Section 4.3.

4.4. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.5. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as set forth in Section 1.3 and Section 4.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

4.6. Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. The Company and the Stockholder hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the Delaware Court of Chancery, or if such court does not have proper jurisdiction, then the federal court of the United States located in the State of Delaware, and appellate courts therefrom (collectively, the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees that service of process may be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to the foregoing shall have the same legal force and effect as if served upon such party personally within the State of Delaware. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

4.7. Counterparts. The parties may execute this Agreement in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf) electronic signature, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes. Each party that delivers such a signature page agrees to later deliver an original counterpart to any other party that requests it.

4.8. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

4.9. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Body to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

4.10. Specific Performance. The parties hereto agree that the Company would be irreparably damaged if for any reason the Stockholder fails to perform any of its obligations under this Agreement and that the Company may not have an adequate remedy at law for money damages in such event. Accordingly, the Company shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any Delaware Court, in addition to any other remedy to which they are entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.

4.11. Headings. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

4.12. No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

4.13. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.

4.14. Interpretation. Unless the context otherwise requires, as used in this Agreement: (a) “or” is not exclusive; (b) “including” and its variants mean “including, without limitation” and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender shall be construed to apply to each gender; and (e) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement.

4.15. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a Parent Stockholder, and not in the Stockholder’s capacity as a director, officer or employee of Parent or any of Parent’s Subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of Parent in the exercise of his or her fiduciary duties as a director or officer of Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust, or prevent or be construed to create any obligation on the part of any director or officer of Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

4.16. Conversion or Exercise. Nothing contained in this Agreement shall require the Stockholder (or shall entitle any proxy of the Stockholder) to (a) convert, exercise or exchange any option, warrants or convertible securities in order to obtain any underlying Subject Shares or (b) vote, or execute any consent with respect to, any Subject Shares underlying such options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

4.17. Representations and Warranties. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

4.18. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto, and (b) this Agreement is executed by all parties hereto.

(SIGNATURE PAGES FOLLOW)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

CHINOOK THERAPEUTICS U.S., INC.

By:
Name:
Title:

[Signature Page to Parent Stockholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER

(Print Name of Stockholder)

(Signature)

(Name and Title of Signatory, if Signing on Behalf of an Entity)

Address for Notices:

Email:

[Signature Page to Parent Stockholder Support Agreement]

Schedule A

Name of Stockholder	No. of Shares of Parent Common Stock	No. of Parent RSUs	No. of Parent Options
[•]	[•]	[•]	[•]

Annex D

FORM OF SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of June 1, 2020, is by and between Aduro Biotech, Inc., a Delaware corporation (“Parent”), and the Person set forth on Schedule A (the “Stockholder”).

WHEREAS, concurrently with the execution and delivery hereof, Parent, Aspire Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Chinook Therapeutics, U.S., Inc., a Delaware corporation (the “Company”) have entered into an Agreement and Plan of Merger and Reorganization (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement);

WHEREAS, as of the date hereof, the Stockholder is holder of the number of shares of Company Capital Stock and/or Company Options, in each case, set forth opposite the Stockholder’s name on Schedule A (all such shares of Company Capital Stock set forth on Schedule A or hereafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement, being referred to herein as the “Subject Shares,” and together with all such Company Options set forth on Schedule A or securities convertible into, exchangeable for or that represent the right to receive Company Common Stock that are hereinafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement, being referred to herein as the “Subject Securities”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Securities) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1. Voting of Subject Shares. From and after the date hereof, at every meeting of the holders of Company Capital Stock (the “Company Stockholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Company Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote (or cause to be voted) the Subject Shares (a) in favor of (i) the adoption of the Merger Agreement and the approval of the Merger, (ii) the approval of the Contemplated Transactions, (iii) the conversion of each share of Company Preferred Stock into a share of Company Common Stock at the then effective conversion rate pursuant to Article Fourth Part B Section 5.1(b) of the Company’s Amended and Restated Certificate of Incorporation, with such conversion to be effective immediately prior to, and contingent upon the occurrence of, the Closing and (iv) any other proposal included in the written consent presented to the Company Stockholders in connection with, or related to, the consummation of the Merger for which the Company Board has recommended that the Company Stockholders vote in favor and (b) against (i) any competing Acquisition Proposal with respect to the Company, (ii) any action, proposal, agreement, transaction or proposed transaction that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other Contemplated Transaction (other than as expressly contemplated by the Merger Agreement or the Company Disclosure Schedule).

1.2. No Inconsistent Arrangements. Except as expressly permitted or required hereunder or under the Merger Agreement, the Stockholder shall not, directly or indirectly, (a) create any Encumbrance other than restrictions imposed by applicable Law, pursuant to this Agreement or pursuant to the governance documents of the Company on any Subject Securities, (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of the Subject Securities or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Securities, (d) deposit or permit the deposit of the Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Securities or (e) take any action that would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect, or have the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder; provided that this clause (e) shall not prevent any director or officer of the Company, in such capacity, from taking such actions as may be permitted under Section 4.4 of the Merger Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, the Stockholder may make Transfers of the Subject Securities (i) by will, operation of law, or for estate planning or charitable purposes, (ii) to stockholders, corporations, partnerships or other business entities that are direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, general or limited partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder, (iii) if the Stockholder is a trust, to any beneficiary of the Stockholder or the estate of any such beneficiary, (iv) if the Stockholder holds Company Options, exercise a Company Option to purchase shares of Company Capital Stock, solely to the extent such options would otherwise expire prior to the Effective Time, or (v) for the net settlement of Stockholder’s Company Options (to pay the exercise price thereof and any tax withholding obligations), provided that, in each such case, the Subject Securities (taking in account any net exercise or shares withheld to settle tax obligations) shall continue to be subject to the restrictions on transfer set forth in this Agreement; provided, further that, with respect to clauses (i) through (iii), the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Parent with a copy of such agreement promptly prior to the consummation of any such Transfer.

1.3. Documentation and Information. The Stockholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Subject Securities and the nature of the Stockholder’s commitments and obligations under this Agreement. The Company is an intended third-party beneficiary of this Section 1.3.

1.4. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably appoints Parent, and the Chief Executive Officer, Chief Financial Officer and General Counsel of Parent, as attorney-in-fact and proxy, for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Company Stockholders held for matters addressed in Section 1.1, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Stockholder’s Subject Shares solely in furtherance of the provisions of Section 1.1 at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent of the Company Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, solely in furtherance of the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent of the Company Stockholders without a meeting. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes expressly described in this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of this Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Parent. The Stockholder hereby affirms that the proxy set forth in this Section 1.4 is given in connection with and granted in consideration of and as an inducement to Parent and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.4 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2. With respect to any Subject Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 1.4 with respect to such Subject Shares.

1.5. No Solicitation of Transactions. Stockholder represents and warrants that he, she or it has read Section 4.4 of the Merger Agreement and, subject to the provisions of Section 4.15 hereof, Stockholder shall not, directly or indirectly, intentionally take any action that the Company is prohibited from taking pursuant to Section 4.4 of the Merger Agreement.

1.6. No Exercise of Appraisal Rights; Waivers. Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Subject Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company.

1.7. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Parent any direct or indirect ownership or incidents of ownership of or with respect to the Subject Securities. All rights, ownership and economic benefits of and relating to the Subject Securities will remain and belong to the Stockholder, and Parent will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting of any of the Subject Securities, except as otherwise expressly provided herein with respect to the Subject Securities and except as otherwise expressly provided in the Merger Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Parent as of the date hereof that:

2.1. Authorization; Binding Agreement. The Stockholder, if not a natural person, is duly incorporated or organized, as applicable, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. The Stockholder has full legal capacity and power, right and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions.

2.2. Ownership of Subject Securities; Total Shares. The Stockholder is the record or beneficial owner of the Subject Securities and has good and marketable title to the Subject Securities free and clear of any Encumbrance (including any restriction on the right to vote or otherwise transfer the Subject Securities), except (a) as provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act, (c) subject to any risk of forfeiture with respect to any shares of Company Common Stock granted to the Stockholder under an employee benefit plan of the Company and (d) as provided in (i) the bylaws of the Company, (ii) that certain Amended and Restated Series A Preferred Stock Purchase Agreement, dated as of July 3, 2019, by and among the Company and the persons listed on Exhibit A thereto, (iii) that certain Amended and Restated Investors’ Rights Agreement, dated as of July 3, 2019, by and among the Company and the persons listed on Schedule A thereto, (iv) that certain Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of July 3, 2019, by and among the Company and the stockholders named therein and (v) that certain Amended and Restated Voting Agreement, dated as of July 3, 2019, by and among the Company and the stockholders named therein (the “Voting Agreement”). The Subject Securities listed on Schedule A opposite the Stockholder’s name constitute all of the Company’s securities owned by the Stockholder as of the date hereof. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Stockholder’s Subject Securities. For purposes of this Agreement “Beneficial Ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

2.3. Voting Power. The Stockholder has full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Subject Securities and, with respect to all of the Subject Shares, full voting power. None of the Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Securities, except as provided in the Voting Agreement and as provided hereunder.

2.4. Reliance. The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.5. Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Securities) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

2.6 Non-Contravention. The execution and delivery of this Agreement by the Stockholder and the performance of the transactions contemplated by this Agreement by the Stockholder does not and will not violate, conflict with, or result in a breach of: (a) the organizational documents of such Stockholder, (b) any applicable Law or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority to which the Stockholder is subject, or (c) any Contract to which the Subject Securities are subject, such that it could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

2.7 No Finders’ Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based on upon any arrangement or agreement made by or on behalf of the Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Stockholder that:

3.1. Organization; Authorization. Parent is a corporation duly incorporated under the Laws of the State of Delaware. The consummation of the transactions contemplated hereby are within Parent’s corporate powers and have been duly authorized by all necessary corporate actions on the part of Parent. Parent has full power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS

4.1. Notices. All notices, requests and other communications to either party hereunder shall be in writing (including electronic mail) and shall be given, (a) if to Parent, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s address or electronic mail address set forth on a signature page hereto, or to such other address or electronic mail address as the Stockholder may hereafter specify in writing to Parent.

4.2. Termination. This Agreement shall terminate automatically and become void and of no further force or effect, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof and (ii) the provisions of this Article IV shall survive any termination of this Agreement.

4.3. Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Parent has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its

Affiliates (other than Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable. The Company is an intended third-party beneficiary of this Section 4.3.

4.4. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.5. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as set forth in Section 1.3 and Section 4.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

4.6. Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Parent and the Stockholder hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the Delaware Court of Chancery, or if such court does not have proper jurisdiction, then the federal court of the United States located in the State of Delaware, and appellate courts therefrom (collectively, the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees that service of process may be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to the foregoing shall have the same legal force and effect as if served upon such party personally within the State of Delaware. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

4.7. Counterparts. The parties may execute this Agreement in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), electronic signature, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes. Each party that delivers such a signature page agrees to later deliver an original counterpart to any other party that requests it.

4.8. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

4.9. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Body to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

4.10. Specific Performance. The parties hereto agree that Parent would be irreparably damaged if for any reason the Stockholder fails to perform any of its obligations under this Agreement and that Parent may not have an adequate remedy at law for money damages in such event. Accordingly, Parent shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any Delaware Court, in addition to any other remedy to which they are entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.

4.11. Headings. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

4.12. No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

4.13. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.

4.14. Interpretation. Unless the context otherwise requires, as used in this Agreement: (a) “or” is not exclusive; (b) “including” and its variants mean “including, without limitation” and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender shall be construed to apply to each gender; and (e) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement.

4.15. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a Company Stockholder, and not in the Stockholder’s capacity as a director, officer or employee of the Company or the Company Subsidiary or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust, or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

4.16. Conversion or Exercise. Nothing contained in this Agreement shall require the Stockholder (or shall entitle any proxy of the Stockholder) to (a) convert, exercise or exchange any option, warrants or convertible securities in order to obtain any underlying Subject Shares or (b) vote, or execute any consent with respect to, any Subject Shares underlying such options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

4.17. Representations and Warranties. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

4.18. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto, and (b) this Agreement is executed by all parties hereto.

(SIGNATURE PAGES FOLLOW)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ADURO BIOTECH, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER

(Print Name of Stockholder)

(Signature)

(Name and Title of Signatory, if Signing on Behalf of an Entity)

Address for Notices:

Email:

Schedule A

Name of Stockholder	No. of Shares of Company Common Stock	No. of Shares of Company Preferred Stock	No. of Company Options
[●]	[●]	[●]	[●]

Annex E

CONTINGENT VALUE RIGHTS AGREEMENT

BETWEEN

ADURO BIOTECH, INC.

and

COMPUTERSHARE TRUST COMPANY, N.A.

Dated as of [•]

i

ii

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is entered into by and among Aduro Biotech, Inc., a Delaware corporation (“Aspire”), and Computershare Trust Company, N.A., a national banking association, as initial Rights Agent (as defined herein).

PREAMBLE

WHEREAS, Aspire, Aspire Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Aspire (“Merger Sub”), and Chinook Therapeutics U.S., Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger and Reorganization, dated as of June 1, 2020 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Aspire (the “Surviving Corporation”);

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Aspire has agreed to provide to the Holders (as defined herein) contingent value rights as hereinafter described;

WHEREAS, the parties have done all things necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Aspire and to make this Agreement a valid and binding agreement of Aspire, in accordance with its terms; and

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Assignee” has the meaning set forth in Section 7.5

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to the Merger Agreement and this Agreement.

“CVR Payment” means the CVR Proceeds for a given fiscal quarter of Aspire; provided that Aspire, in its reasonable discretion as resolved by Aspire’s Board of Directors, may withhold up to 10% of any CVR Payment to provide for the satisfaction of (i) indemnity obligations under any Sale Agreement in excess of any escrow fund established therein, in each case to the extent not already deducted as Permitted Deductions and (ii) any Loss arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Potentially Transferable Assets during the CVR Period; provided, further, that any such withheld CVR Proceeds shall be distributed (net of any Permitted Deductions satisfied therefrom) to the Holders no later than three (3) years following the date such CVR Proceeds would have otherwise been distributed to the Holders in the CVR Payment from which such CVR Proceeds were otherwise deducted.

“CVR Period” means the period beginning immediately following the Effective Time and ending on the tenth anniversary of the Closing Date.

“CVR Proceeds” means, for a given fiscal quarter of Aspire, the product of (i) the amount of Gross Proceeds received by Aspire during such quarter, as calculated in accordance with GAAP using the policies, methodologies, processes and procedures used to prepare Aspire’s most recent year-end financial statements prior to the commencement of such fiscal quarter, minus all accrued but unsatisfied Permitted Deductions as of the date of payment and (ii) (a) for any Gross Proceeds from a Disposition consummated (x) on or prior to the Closing Date, 100%, (y) during the first three months following the Closing Date, 75% or (z) during the final three (3) months of the Disposition Period, 50% or (b) for any Gross Proceeds resulting from clause (b) of the definition of Gross Proceeds, 100%. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any fiscal quarter, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent fiscal quarters until finally and fully satisfied.

“CVR Register” has the meaning set forth in Section 2.3(b).

“Disposition” means the sale, license, transfer or disposition of any Potentially Transferable Asset (including any such sale or disposition of equity securities in any Subsidiary established by Aspire during the Disposition Period to hold any right, title or interest in or to any Potentially Transferable Asset), in each case during the Disposition Period.

“Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on the six-month anniversary of the Closing Date.

“Gross Proceeds” means, without duplication, any and all consideration of any kind that is paid to Aspire, or is received by, Aspire or any of its Affiliates during the CVR Period solely as follows: (a) in respect of the Disposition of any Potentially Transferable Asset or (b) (i) in respect of the assets identified on Schedule A attached hereto, or (ii) resulting from (A) the ownership of equity securities in any Subsidiary established by Aspire during the Disposition Period to hold any right, title or interest in or to any Potentially Transferable Asset or (B) the subsequent disposition of any such equity securities (regardless of whether such disposition occurs during the Disposition Period. The value of any securities (whether debt or equity) or other non-cash property constituting Gross Proceeds shall be determined as follows: (A) the value of securities for which there is an established public market shall be equal to the volume weighted average of their closing market prices for the five (5) trading days ending the day prior to the date of payment to, or receipt by, Aspire or its relevant Affiliate, and (B) the value of securities that have no established public market and the value of consideration that consists of other non-cash property, shall be the fair market value thereof as of the date of payment to, or receipt by, Aspire or its relevant Affiliate. Notwithstanding the generality of the foregoing, for purposes of this Agreement, no Subsidiary of Aspire contemplated by clause (b)(ii) above shall be considered an Affiliate of Aspire.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Loss” has the meaning set forth in Section 3.2(g).

“Majority of Holders” means, at any time, the registered Holder or Holders of more than 50% of the total number of CVRs registered at such time, as set forth on the CVR Register.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of Aspire, in their respective official capacities.

“Permitted Deductions” means the following costs or expenses:

(a)

applicable Tax (including any applicable value added or sales taxes) imposed on Gross Proceeds and payable by Aspire or any of its Affiliates and any income or other Taxes payable by Aspire or any of its Affiliates that would not have been incurred by Aspire or its Affiliates but for the Gross Proceeds having been received or accrued by Aspire or its Affiliates;

(b)

any reasonable and documented out-of-pocket costs and expenses incurred by Aspire or any of its Affiliates in respect of its performance of this Agreement following the Closing Date or in respect of its performance of any agreement in connection with any Potentially Transferable Asset, including any costs related to the prosecution, maintenance or enforcement by Aspire or any of its Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same);

(e)

any reasonable and documented out-of-pocket costs incurred or accrued by Aspire or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition of any Potentially Transferable Asset, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto;

(f)

any Losses incurred or reasonably expected to be incurred by Aspire or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Disposition, including indemnification obligations of Aspire or any of its Affiliates set forth in any Sale Agreement; and

(g)	any Wind-Down Costs.

“Permitted Transfer” means a Transfer of one or more CVRs (i) upon death by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company (“DTC”); (vi) to Aspire or its Affiliates; or (vii) as provided in Section 2.6.

“Person” shall mean any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, and shall include any successor (by merger or otherwise) of any such Person.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Special Committee” has the meaning set forth in Section 4.2.

“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each Contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

“Wind-Down Costs” means (i) any costs owed to Collaboration Partners or otherwise borne by Aspire pursuant to Contracts related to Potentially Transferable Assets, including costs arising from the termination thereof; (ii) any costs (including any amounts payable to Collaboration Partners) required to carry-out and complete or wind-down any clinical trials associated with Potentially Transferable Assets in a manner consistent with any applicable Contract terms, applicable Laws, clinical standards or ethical practices, including any insurance costs (including any tail coverage) and any liabilities arising from third-party claims brought or threatened in connection with such clinical trials (or wind-down thereof), (iii) all severance and other costs related to the termination of any employees set forth on Schedule 4.6(a) of the Merger Agreement and (iv) any

liabilities existing or incurred during the CVR Period that would have been required to be included in the calculation of Final Net Cash pursuant to Schedule II of the definition thereof, in each case, to the extent not taken account in the calculation of the Final Net Cash.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) As provided in the Merger Agreement, effective as of the Closing, each Holder will be entitled to one CVR for each Share that is validly accepted for payment, and paid for, pursuant to Section 1.8(c) of the Merger Agreement.

(b) Aspire hereby appoints the Rights Agent to act as rights agent for Aspire in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable.

A Holder may not at any time Transfer CVRs, other than pursuant to a Permitted Transfer. Any attempted Transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) Holders’ rights and obligations in respect of CVRs derive solely from this Agreement; CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will maintain an up-to-date register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for the Rights Agent representing all of the CVRs provided to the holders of shares of Parent Common Stock held immediately prior to Closing. Except as expressly provided herein with respect to the Rights of the Rights Agent, neither Aspire nor its Subsidiaries will have any responsibility or liability whatsoever to any person other than the Holders.

(c) Subject to the restriction on transferability set forth in Section 2.2, every request made to Transfer CVRs must be in writing and accompanied by a written instrument of Transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, as applicable, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures, that the Transfer instrument is in proper form and the Transfer, is a Permitted Transfer and otherwise complies on its face with the other terms and conditions of this Agreement, register the Transfer of the applicable CVRs in the CVR Register. All Transfers of CVRs registered in the CVR Register will be the valid obligations of Aspire, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. Aspire and the Rights Agent may each require payment of a sum sufficient to cover any stamp or other transfer tax or governmental charge that is imposed in connection with (and would not have been imposed but for) any such registration of transfer. No transfer of CVRs shall be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures.

(a) No later than forty-five (45) days following the end of each fiscal quarter of Aspire following the first anniversary of the Closing, Aspire shall (i) deliver to the Rights Agent, a certificate (each, a “CVR Certificate”) certifying for such fiscal quarter the aggregate amount of (A) the CVR Proceeds received by Aspire or its Affiliates during such fiscal quarter (or, in the case of the first delivery of a CVR Certificate hereunder, all CVR Proceeds received through the end of such fiscal quarter); (B) the Permitted Deductions reflected in such CVR Proceeds; and (C) the CVR Payment payable to Holders, if any, in respect of such CVR Proceeds and (ii) deliver to the Rights Agent, or as the Rights Agent directs, the CVR Payment (if any) by wire transfer of immediately available funds to an account designated by the Rights Agent. Upon receipt of the wire transfer referring to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address each Holder set forth in the CVR Register at such time or by other method of deliver as specified by the applicable Holder in writing to the Rights Agent, an amount equal to the product determined by multiplying (i) the quotient determined by dividing (A) the applicable CVR Payment by (B) the total number of CVRs registered in the CVR Register at such time, by (ii) the number of CVRs registered to such Holder in the CVR Register at such time. For the avoidance of doubt Aspire shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Aspire’s obligations set forth in this Section 2.4(a).

(b) Except to the extent otherwise required pursuant to a change in applicable Law after the date hereof, the parties hereto agree to treat the issuance of the CVRs as not constituting a current distribution and all CVR Payments for all Tax purposes as distributions of money governed by Section 301 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which will constitute a dividend to the extent payable out of Aspire and its Affiliates’ “earnings and profits” (pursuant to Section 316 of the Code) in the taxable year when the CVR Payment is made. The parties hereto will not take any position to the contrary on any Tax Return or for other Tax purposes except as required by a change in applicable Law after the date hereof.

(c) Aspire and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any CVR Payment otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. Prior to making any such Tax deductions or withholdings or causing any such Tax deductions or withholdings to be made with respect to any Holder, the Rights Agent will, to the extent reasonably practicable, provide notice to the Holder of such potential Tax deduction or withholding and a reasonable opportunity for the Holder to provide any necessary Tax forms in order to avoid or reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms, provided, further, that in no event shall such period be extended for more than ten (10) Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent.

(d) Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the applicable fiscal quarter end (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to Aspire or a person nominated in writing by Aspire (with written notice thereof from Aspire to the Rights Agent), and any Holder will thereafter look only to Aspire for payment of such CVR Payment (which shall be without interest).

(e) If any CVR Payment (or portion thereof) remains unclaimed by a Holder two (2) years after the applicable fiscal quarter end (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any Governmental Authority), such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of Aspire and will be transferred to Aspire or a person nominated in writing by Aspire (with written notice thereof from Aspire to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor. Neither Aspire nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, Aspire agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Aspire, a public office or a person nominated in writing by Aspire.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b) CVRs will not represent any equity or ownership interest in Aspire or any of its Subsidiaries or in the Surviving Corporation. The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Aspire or any of its Subsidiaries or of the Surviving Corporation.

(c) It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Aspire’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Disposition will occur prior to the expiration of the Disposition Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. It is further acknowledged and agreed that neither Aspire nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(c) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Aspire or a person nominated in writing by Aspire (with written notice thereof from Aspire to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Aspire of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Aspire or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Aspire to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Aspire or the Company. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by Aspire in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in the absence of bad faith to be genuine and to have been signed or presented by or on behalf of Aspire.

(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may (i) rely upon an Officer’s Certificate and (ii) incur no liability and be held harmless by Aspire for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d) The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, gross negligence or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(g) Aspire agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith or willful misconduct.

(h) In addition to the indemnification provided under Section 3.2(g), Aspire agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Aspire on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Aspire will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if Aspire is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(j) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(k) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of Aspire or become peculiarly interested in any transaction in which Aspire may be interested, or contract with or lend money to Aspire or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for Aspire or for any other Person.

(l) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Aspire or the Company resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(m) Aspire shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(n) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Aspire only.

(o) The Rights Agent shall act hereunder solely as agent for Aspire and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Aspire, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Aspire.

(p) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(q) The Rights Agent shall not be liable or responsible for any failure of Aspire to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

(r) The obligations of Aspire and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to Aspire. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) Aspire will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Aspire will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Aspire fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Aspire will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Aspire fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Aspire.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Majority of Holders, Aspire will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with Aspire and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Aspire and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Aspire or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders.

Aspire will furnish or cause to be furnished to the Rights Agent, in such form as Aspire receives from Aspire’s transfer agent (or other agent performing similar services for Aspire), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 CVR Committee; Efforts.

(a) The Parent Board has delegated, to a special committee of the Parent Board comprised exclusively of the Parent Designees and [•] (the “Special Committee”) the sole responsibility, authority and discretion during the Disposition Period with respect to (i) managing the Potentially Transferable Assets, and (ii) conducting any sale process (including engagement of advisors) with respect to an Asset Disposition during the Disposition Period. The Special Committee shall also be empowered with the authority to authorize and direct any officer of Aspire to negotiate, execute and deliver a definitive written agreement with respect to an Asset Disposition (a “Sale Agreement”) in the name and on behalf of Aspire; provided, however, that no Sale Agreement shall be entered into without the approval of the Parent Board (such approval not to be unreasonably withheld, conditioned or delayed).

(b) The delegation of responsibility and authority to the Special Committee set forth in Section 4.2(a) shall not be revoked or modified at any time during the Disposition Period. The Special Committee and the Parent Board shall not have any liability to the Holders for any actions taken or not taken in connection with the matters set forth herein. No provision of this Agreement shall require the Special Committee or any members thereof to expend or risk its, his or her own funds or otherwise incur any financial liability in the performance of any duties hereunder or in the exercise of any rights or powers.

(c) The Holders shall be intended third-party beneficiaries of the provisions of this Agreement and shall be entitled to specifically enforce the terms hereof; provided, that under no circumstances shall the rights of Holders as third-party beneficiaries pursuant to this Section 4 be enforceable by such Holders or any other Person acting for or on their behalf other than the Special Committee. The Special Committee has the sole power and authority to act on behalf of the Holders in enforcing any of their rights hereunder.

(d) During the Disposition Period, if and to the extent the Special Committee authorizes the execution and delivery of a Sale Agreement, Aspire will, and will cause its Subsidiaries to, use commercially reasonable efforts to effectuate the Disposition of the Potentially Transferable Assets pursuant to such Sale Agreement in accordance with its terms.

(e) Except as set forth in Article 3, Section 4.2(a) and Section 4.2(b), none of Aspire or any of its Subsidiaries shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to the sale of the Potentially Transferable Assets.

(f) Following the Disposition Period, Aspire shall be permitted to take any action in respect of the Potentially Transferable Assets in order to satisfy any Wind-Down Costs associated with the termination and wind-down of the Potentially Transferable Assets.

Section 4.3 Prohibited Actions.

Unless approved by the Special Committee, Aspire shall not grant any lien, security interest, pledge or similar interest in any Potentially Transferable Assets or any CVR Proceeds.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Aspire, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent) enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders or the Rights Agent:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another person to Aspire and the assumption of any such successor of the covenants of Aspire outlined herein in a transaction contemplated by Section 6.1;

(iii) to add to the covenants of Aspire such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders; provided that in each case, such provisions shall not adversely affect the interests of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that in each case, such provisions shall not adversely affect the interests of the Holders;

(v) as may be necessary or appropriate to ensure that CVRs are not subject to registration under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

(vi) as may be necessary or appropriate to ensure that Aspire is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(vii) to cancel CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, (ii) in order to give effect to the provisions of Section 2.7 or (iii) following a transfer of such CVRs to Aspire or its Affiliates in accordance with Section 2.2 or Section 2.3;

(viii) as may be necessary or appropriate to ensure that Aspire complies with applicable Law; or

(ix) to effect any other amendment to this Agreement that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Agreement of any such Holder.

(b) Promptly after the execution by Aspire of any amendment pursuant to this Section 5.1, Aspire will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Aspire without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Majority of Holders, Aspire and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by Aspire and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Aspire will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Aspire which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 Aspire May Not Consolidate, Etc.

Aspire shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(a) the Person formed by such consolidation or into which Aspire is merged or the Person that acquires by conveyance or transfer, or that leases, the properties and assets of Aspire substantially as an entirety (the

“Surviving Person”) shall expressly assume payment of amounts on all CVRs and the performance of every duty and covenant of this Agreement on the part of Aspire to be performed or observed; and

(b) Aspire has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 6.2 Successor Substituted.

Upon any consolidation of or merger by Aspire with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Aspire under this Agreement with the same effect as if the Surviving Person had been named as Aspire herein.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to Aspire.

All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing. Such Notice shall be deemed given (a) on the date of delivery, if delivered in person, by Fedex or other internationally recognized overnight courier service or, (except with respect to any Person other than the Rights Agent), by e-mail (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving party or (b) on the first Business Day following the date of dispatch, if delivered by FedEx or by other internationally recognized overnight courier service (upon proof of delivery), addressed as follows:

if to the Rights Agent, to:

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

if to Aspire, to:

[•]

Email: [•]

with a copy, which shall not constitute notice, to:

[•]

Attention: [•]

Email: [•]

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders.

All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such

Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement.

As between Aspire and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns.

This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Aspire and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Aspire’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, Aspire may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom Aspire is merged or consolidated, or any entity resulting from any merger or consolidation to which Aspire shall be a party (each, an “Assignee”); provided, however, that in connection with any assignment to an Assignee, Aspire shall agree to remain liable for the performance by Aspire of its obligations hereunder (to the extent Aspire exists following such assignment). Aspire or an Assignee may not otherwise assign this Agreement without the prior consent of the Majority of Holders. Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Majority of Holders.

Nothing in this Agreement, express or implied, will give to any Person (other than Aspire, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Aspire, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Majority of Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law.

This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.

Section 7.8 Jurisdiction.

In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware, County of New Castle, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.

Section 7.9 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Aspire.

Section 7.11 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination.

This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the expiration of the CVR Period. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement.

Section 7.13 Force Majeure.

Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Aspire or any of its Subsidiaries (except as it relates to the obligations of the Company under Article 3) will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics (including COVID-19), terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

Section 7.14 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Aspire have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Aspire and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(e) All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

ADURO BIOTECH, INC.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A.

By:
Name:
Title:

SCHEDULE A

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Annex F

NOTE PURCHASE AGREEMENT

This Note Purchase Agreement (this “Agreement”) is made as of June 1, 2020 by and among Chinook Therapeutics U.S., Inc., a Delaware corporation (the “Company”), and the parties listed on the Schedule of Investors attached to this Agreement as Exhibit A (each, individually, an “Investor” and collectively, the “Investors”).

A.        WHEREAS, the Company currently requires funds to help finance its operations and the Investors are willing to advance funds to the Company in exchange for the issuance to them of certain convertible promissory notes evidencing the Company’s obligation to repay the Investors’ loans of the advanced funds, all as provided in this Agreement.

B.        WHEREAS, concurrently with the execution and delivery hereof, Aduro Biotech, Inc., a Delaware corporation (“Parent”), Aspire Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger and Reorganization (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

C.        WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Company, and as an inducement and in consideration therefor, the Company has agreed to, enter into this Agreement.

NOW THEREFORE, the parties hereby agree as follows.

1.        PURCHASE AND SALE OF NOTES.

1.1        Note Purchase. Subject to the terms and conditions of this Agreement, the Company agrees to sell to each Investor, and each Investor severally agrees to purchase from the Company, a Convertible Promissory Note in the form attached to this Agreement as Exhibit B (each individually a “Note” and collectively the “Notes”) in the principal amount set forth opposite such Investor’s name on Exhibit A. The following are collectively referred to as the “Financing Documents”: (a) this Agreement, (b) the Notes, and (c) any document entered into or executed in connection with, or for the purpose of amending, any other Financing Document described in this sentence.

2.        CLOSING.

2.1        The Closing. The purchase and sale of the Notes will take place at the offices of Fenwick & West LLP, 555 California Street, 12th Floor, San Francisco, California 94104, immediately prior to the closing of the Merger (which time and place are referred to as the “Closing”). At the Closing, each Investor will deliver to the Company as payment in full for the Note to be purchased by such Investor at the Closing, the amount set forth opposite such Investor’s name on Exhibit A, by (a) a check payable to the Company’s order, (b) wire transfer of funds to the Company, or (c) any combination of the foregoing. At the Closing, the Company will deliver to each Investor a duly executed Note in the principal amount set forth opposite such Investor’s name on Exhibit A.

2.2        Additional Financing. If, prior to the conversion of any Notes, the Company enters into an agreement for additional financing on terms that are more favorable to any new investors than the terms of this Agreement and the Notes issuable hereunder (an “Additional Financing”), the Company and the Investors will agree to amend the Agreement or the Notes, as applicable, as necessary to provide similar economic terms as in such Additional Financing.

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3.        REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Investor that the statements in the following paragraphs of this Section 3 are all true and complete as of immediately prior to the Closing.

3.1        Organization, Good Standing and Qualification. The Company has been duly incorporated and organized, and is validly existing in good standing, under the laws of the State of Delaware. The Company has the corporate power and authority to own and operate its properties and assets and to carry on its business as currently conducted and as presently proposed to be conducted.

3.2        Due Authorization. All corporate action on the part of the Company’s board of directors and stockholders necessary for the authorization, execution, delivery of, and the performance of all obligations of the Company under, the Financing Documents has been taken or will be taken prior to the Closing. This Agreement constitutes, and the other Financing Documents that constitute agreements of the Company, when executed and delivered by the Company, will constitute, valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (b) the effect of rules of law governing the availability of equitable remedies.

3.3        Corporate Power. The Company has the corporate power and authority to execute and deliver the Financing Documents to which it is a signatory, to issue to the Investors the Notes to be purchased by the Investors hereunder and to carry out and perform all its obligations under the Financing Documents.

3.4        Valid Issuance.

(a)        Securities. The Securities issuable upon conversion of the Notes, when issued, sold and delivered in accordance with the terms of this Agreement and the Notes for the consideration provided for herein and therein, will be duly and validly issued, fully paid and nonassessable.

(b)        Securities Laws. Based in part on the representations made by the Investors in Section 4 hereof, the offer and sale of the Notes solely to the Investors in accordance with this Agreement and (assuming no change in currently applicable law or in the Company’s Certificate of Incorporation in effect as of immediately prior to the Closing (the “Charter”), no transfer of Notes by any Investor and no commission or other remuneration is paid or given, directly or indirectly, for soliciting the issuance of Securities upon conversion of the Notes) the issuance of the Securities are exempt from the registration and prospectus delivery requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the securities registration and qualification requirements of the currently effective provisions of the securities laws of the states in which the Investors are resident based upon their addresses set forth on the Schedule of Investors attached hereto as Exhibit A.

4.        REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS OF INVESTORS. Each Investor hereby, severally and not jointly, represents and warrants to, and agrees with the Company and Parent as follows.

4.1        Authorization. This Agreement constitutes, and the other Financing Documents which constitute agreements of the Investor when executed and delivered by the Investor will constitute, such Investor’s valid and legally binding obligations, enforceable against such Investor in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (b) the effect of rules of law governing the availability of equitable remedies. Each Investor represents and warrants to the Company that such Investor has full power and authority to enter into this Agreement.

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4.2        Purchase for Own Account. The Notes and the shares of the Company Common Stock or capital stock of Parent issuable upon the conversion of the Notes purchased by such Investor hereunder (the “Securities”) will be acquired for investment for such Investor’s own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

4.3        No Solicitation. At no time was such Investor presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Securities.

4.4        Disclosure of Information. Such Investor has (a) conducted its own investigation of the Company, Parent and the Securities and has not relied on any statements or other information provided by the Company or Parent concerning the Company, Parent or the Securities or the offer and sale of the Securities, (b) had access to, and an adequate opportunity to review, financial and other information as such Investor deems necessary to make its decision to purchase the Securities, (c) been offered the opportunity to ask questions of the Company and Parent and received answers thereto, as such Investor deemed necessary in connection with its decision to purchase the Securities, and (d) made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Securities. The foregoing, however, does not in any way limit or modify the representations and warranties made by the Company in Section 3.

4.5        Excluded Information. Such Investor acknowledges that (a) the Company and Parent currently may have, and later may come into possession of, information regarding the Company, Parent and/or the Merger that is not known to such Investor and that may be material to a decision to enter into this transaction to purchase the Securities (“Excluded Information”), (b) the Investor has determined to enter into the this transaction to purchase the Securities notwithstanding our lack of knowledge of the Excluded Information, and (c) neither the Company nor Parent shall have liability to the Investor, and the Investor hereby to the extent permitted by law waives and releases any claims it may have against the Company and Parent, with respect to the nondisclosure of the Excluded Information. The foregoing, however, does not in any way limit or modify the representations and warranties made by the Company in Section 3.

4.6        No Offering Memorandum. Such Investor acknowledges that no disclosure or offering document has been prepared in connection with the offer and sale of the Securities.

4.7        No Parent Investigation. Such Investor acknowledges that Parent and its directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Securities or the accuracy, completeness or adequacy of any information supplied to such Investor by the Company.

4.8        Investment Experience. Such Investor understands that the purchase of the Securities involves substantial risk. Such Investor has experience as an investor in securities of companies in the development stage and acknowledges that such Investor is able to fend for itself, can bear the economic risk of such Investor’s investment in the Securities. Such investor has such knowledge and experience in financial or business matters that such Investor is capable of evaluating the merits and risks of this investment in the Securities and protecting such Investor’s own interests in connection with this investment in the Securities.

4.9        Accredited Investor Status. Such Investor is familiar with the definition of, and qualifies as, an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

4.10        Restricted Securities. Such Investor understands that the Securities are characterized as “restricted securities” under the Securities Act and Rule 144 promulgated thereunder (“Rule 144”) since they are being acquired from the Company or Parent in a transaction not involving a public offering, and that under the Securities Act and applicable regulations thereunder the Securities may be resold without registration under the

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Securities Act only in certain limited circumstances. Investor further understands that neither the Company nor Parent is under any obligation to register the Securities, and neither the Company nor Parent has any present plans to do so. Furthermore, such Investor is familiar with Rule 144, as presently in effect, and understands the limitations imposed thereby and by the Securities Act on resale of the Securities without such registration. Such Investor understands that, whether or not the Securities may be resold in the future without registration under the Securities Act, other than the Parent Common Stock, no public market now exists for any of the Securities and that it is uncertain whether a public market will ever exist for the Securities.

4.11        Further Limitations on Disposition. Without in any way limiting the representations set forth above, such Investor further agrees not to make any disposition, including without limitation pursuant to any swap, hedge, pledge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of a Note or Conversion Stock, whether any such transaction is to be settled by delivery of Parent Common Stock or other Parent securities, in cash or otherwise, of all or any portion of the Securities unless and until:

(a)        there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such effective registration statement; or

(b)        such Investor shall have notified the Company and, prior to termination of the Merger Agreement, Parent, of the proposed disposition and shall have furnished the Company and, prior to termination of the Merger Agreement, Parent, with a statement of the circumstances surrounding the proposed disposition and, at the expense of such Investor or its transferee, with an opinion of counsel reasonably satisfactory in form and substance to the Company and, prior to termination of the Merger Agreement, Parent, that such disposition will not require registration of such Securities under the Securities Act.

Notwithstanding the provisions of clauses (a) and (b) of this Section 4.8, no such registration statement or opinion of counsel shall be required for any transfer: (i) of any Securities in compliance with Rule 144 or Rule 144A promulgated under the Securities Act when the Company and, prior to termination of the Merger Agreement, Parent, is promptly provided evidence of such compliance; (ii) subject to compliance with applicable securities laws, of any Securities for no consideration by an Investor that is a partnership or a corporation to (A) a partner of such partnership or stockholders of such corporation, (B) an affiliate of such partnership or corporation, (C) a retired partner of such partnership who retires after the date hereof, (D) the estate of any deceased partner of such partnership or deceased stockholders of such corporation; or (iii) by gift, will or intestate succession by any Investor to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that in each of the foregoing cases the transferee agrees in writing to be subject to the terms of this Section 4 to the same extent as if the transferee had been an original Investor hereunder.

4.12        Legends. Such Investor understands and agrees that the certificates evidencing the Securities will bear legends substantially similar to those set forth below in addition to any other legend that may be required by applicable law, the Company’s Certificate of Incorporation or Bylaws, Section 4.8 of this Agreement, or any other agreement between the Company and such Investor:

(a)        THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF APPLICABLE STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD, INCLUDING WITHOUT LIMITATION PURSUANT TO ANY SWAP, HEDGE, PLEDGE OR OTHER ARRANGEMENT THAT TRANSFERS TO ANOTHER, IN WHOLE OR IN PART, ANY OF THE ECONOMIC CONSEQUENCES OF OWNERSHIP OF HEREOF OR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF, EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION UNDER SUCH LAWS OR AN EXEMPTION FROM

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SUCH REGISTRATION REQUIREMENT. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS.

(b)        THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

(c)        Any legend required by the laws of the State of the Company’s formation, or any State securities laws.

Subject to Section 4.11, the legend set forth in (a) above shall be removed by the Company from any certificate evidencing the Securities upon delivery to the Company of an opinion of counsel, reasonably satisfactory in form and substance to the Company and, prior to termination of the Merger Agreement, Parent, that either (i) a registration statement under the Securities Act is at that time in effect with respect to the legended security or (ii) such security can be freely transferred in a public sale (other than pursuant to Rule 144, Rule 144A or Rule 145 promulgated under the Securities Act) without such a registration statement being in effect and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which the Company or, if applicable, Parent, issued the Securities.

5.        CONDITIONS TO CLOSING.

5.1        Conditions to Investors’ Obligations. The obligations of each Investor under Section 2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions, the waiver of which shall not be effective against any Investor who does not consent to such waiver, which consent may be given by written, oral or telephone communication to the Company and, prior to termination of the Merger Agreement, Parent, their respective counsel or to special counsel to the Investors:

(a)        each of the representations and warranties of the Company contained in Section 3 shall be true and complete on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing;

(b)        the Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein; and

(c)        the Company shall have executed and delivered to each Investor a Note, in the form attached hereto as Exhibit B, evidencing the Company’s indebtedness to such Investor in the amount next to such Investor’s name on Exhibit A.

5.2        Condition to Company’s Obligations. The obligations of the Company to each Investor under this Agreement are subject to the fulfillment or waiver on or before the Closing of the following condition by such Investor:

(a)        Each of the representations and warranties of such Investor contained in Section 4 shall be true and complete on the date of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing;

(b)        such Investor shall have delivered to the Company an executed Lock-Up in the form attached to the Merger Agreement; and

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(c)        such Investor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

6.        GENERAL PROVISIONS.

6.1        Survival of Warranties. The representations, warranties and covenants of the Company and the Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement, the Closing, and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of any of the Investors or the Company, as the case may be.

6.2        Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, provided, however, that nothing in this Section 6.2 shall permit any of the Investors to transfer or assign any of the Securities acquired under this Agreement except as provided in Section 4.

6.3        Governing Law. This Agreement shall be governed by and construed under the internal laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware, without reference to principles of conflict of laws or choice of laws.

6.4        Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile, electronic signature or by email in portable document format (.pdf) and delivery of the signature page by such method will be deemed to have the same effect as if the original signature had been delivered to the other parties.

6.5        Headings; Interpretation. The headings and captions used in this Agreement are used only for convenience and are not to be considered in construing or interpreting this Agreement. In this Agreement, (a) the meaning of defined terms shall be equally applicable to both the singular and plural forms of the terms defined; (b) the captions and headings are used only for convenience and are not to be considered in construing or interpreting this Agreement and (c) unless otherwise expressly indicated in any particular instance, the words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation”. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

6.6        Notices. Unless otherwise provided herein, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given (a) at the time of personal delivery, if delivered in person; (b) one (1) business day after deposit with an express overnight courier for United States deliveries, or three (3) business days after deposit with an international express air courier for deliveries outside of the United States, in each case with proof of delivery from the courier requested; or (c) four (4) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries, when addressed to the Investor to be notified at the address indicated for such party on Exhibit A or, in the case of the Company, at 1600 Fairview Avenue East, Suite 100, Seattle, WA 98102, or at such other address as any party may designate by giving ten (10) days’ advance written notice to all other parties in accordance with the provisions of this Section. For purposes of this Section 6.6, a “business day” means a weekday on which banks are open for general banking business in San Francisco, California.

6.7        No Finder’s Fees. Each party represents that it neither is nor will be obligated for any finder’s or broker’s fee or commission in connection with the transactions contemplated by this Agreement. Each Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee (and any asserted liability) for which the Investor or any

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of its directors, officers, partners, members, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Investor from any liability for any commission or compensation in the nature of a finder’s or broker’s fee (and any asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8        Amendments and Waivers. Any term of this Agreement and the Notes may be amended and the observance of any term of this Agreement and the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, the holders of Notes representing at least a majority of the aggregate Principal Balances (as defined in the Notes) of all the Notes then outstanding (the “Majority Holders”) and, prior to termination of the Merger Agreement, Parent. Any amendment or waiver effected in accordance with this Section 6.8 shall be binding upon each holder of Notes then outstanding, each future holder of such securities, and the Company; provided, however, that New Investors may become parties to this Agreement in accordance with Section 2.2 without any amendment of this Agreement or any consent or approval of any Investor.

6.9        Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

6.10        Entire Agreement. This Agreement, together with all exhibits and schedules hereto, and the other Financing Documents, constitute the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings duties or obligations between any of the parties with respect to the subject matter hereof.

6.11        Further Assurances. From and after the date of this Agreement, upon the request of any Investor, the Company or, prior to termination of the Merger Agreement, Parent, the Company and the Investors shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

6.12        Waiver of Right of First Refusal. The Investors hereby waive any rights to notice of, and hereby waive any rights of first refusal contained in Section 4 of that certain Amended and Restated Investors’ Rights Agreement dated as of July 3, 2019 by and among the Company and certain investors, as such rights would apply to the issuance of the Notes under this Agreement and any security issuable upon conversion thereunder, except to the extent that such Investors are purchasing Notes hereunder as set forth in Exhibit A hereto.

6.13        Waiver of Conflict of Interest. Each Investor and the Company is aware that Fenwick & West LLP (“F&W”), counsel to the Company, may have an investment in certain of the Investors or may have previously performed and may continue to perform certain legal services for certain of the Investors in matters unrelated to F&W’s representation of the Company. In connection with such Investor representation, F&W may have obtained confidential information of such Investors that could be material to F&W’s representation of the Company in connection with negotiation, execution and performance of this Agreement. By signing this Agreement, each Investor and the Company hereby acknowledges that the terms of this Agreement were negotiated between the Investors and the Company and are fair and reasonable and waives any potential conflict of interest arising out of such representation or such possession of confidential information by F&W. Each Investor and the Company further represents that it has had the opportunity to be, or has been, represented by independent counsel in giving the waivers contained in this Section 6.13.

6.14        Termination. If the Closing has not occurred, this Agreement shall terminate automatically and become void and of no further force or effect, without any notice or other action by any Person, upon the termination of the Merger Agreement in accordance with its terms. Upon termination of this Agreement, neither

F-7

party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 6.14 shall relieve either party from liability for any breach of this Agreement if the Closing has occurred and (ii) the provisions of this Section 6.14 shall survive any termination of this Agreement.

6.15        Third-Party Beneficiary. Parent is an intended third-party beneficiary of this Agreement, and shall be entitled to enforce any provisions hereof as if it were a party hereto. Any consent of Parent required under this Agreement or pursuant to any Note shall not be unreasonably withheld, delayed or conditioned.

[Signature page follows]

F-8

IN WITNESS WHEREOF, the parties hereto have executed this Note Purchase Agreement as of the date first written above.

THE COMPANY CHINOOK THERAPEUTICS U.S., INC.

By:	/s/ Eric Dobmeier

Name:	Eric Dobmeier

Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO CHINOOK THERAPEUTICS U.S., INC. NOTE PURCHASE AGREEMENT]

F-9

IN WITNESS WHEREOF, the parties hereto have executed this Note Purchase Agreement as of the date first written above.

THE INVESTORS:

VERSANT VENTURE CAPITAL VII, L.P.
By: Versant Ventures VII GP, L.P., its General Partner
By: Versant Ventures VII GP-GP, LLC, its General Partner

By:	/s/ Jerel C. Davis
Name:	Jerel C. Davis
Title:	Managing Director

VERSANT VOYAGEURS I PARALLEL, L.P.
By: Versant Voyageurs I GP, L.P., its General Partner
By: Versant Ventures VI GP, L.P., its General Partner
By: Versant Ventures VI GP-GP, LLC

By:	/s/ Jerel C. Davis
Name:	Jerel C. Davis
Title:	Managing Director

VERSANT VOYAGEURS I, L.P.
By: Versant Voyageurs I GP Company
Its: General Partner

By:	/s/ Jerel C. Davis
Name:	Jerel C. Davis
Title:	Managing Director

APPLE TREE PARTNERS IV, L.P.
By: ATP III GP, Ltd.
Its: General Partner

By:	/s/ Seth L. Harrison
Name:	Seth L. Harrison
Title:	Director

SAMSARA BIOCAPITAL, L.P.
By: ATP III GP, Ltd.
Its: General Partner

By:	/s/ Srinivas Akkaraju
Name:	Srinivas Akkaraju
Title:	Managing General Partner

Attachments:

Exhibit A	–	Schedule of Investors
Exhibit B	–	Form of Note
Exhibit C	–	Schedule of Exceptions

[SIGNATURE PAGE TO CHINOOK THERAPEUTICS U.S., INC. NOTE PURCHASE AGREEMENT]

F-10

EXHIBIT A

SCHEDULE OF INVESTORS

Principal Amount
Versant Venture Capital VII One Sansome Street, Suite 3630 San Francisco, CA 94104	$7,843,561.00

Versant Voyageurs I One Sansome Street, Suite 3630 San Francisco, CA 94104	$4,027,958.00

Versant Voyageurs I Parallel One Sansome Street, Suite 3630 San Francisco, CA 94104	$1,201,083.00

Apple Tree Partners IV, L.P. 230 Park Avenue, Suite 2800 New York, New York 10169	$6,676,750.00

Samsara BioCapital, L.P. 628 Middlefield Road Palo Alto, CA 94301	$5,250,648.00

TOTALS:	$25,000,000.00

F-11

Annex G

NEITHER THIS NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF APPLICABLE STATES. THIS NOTE AND SUCH SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD, INCLUDING WITHOUT LIMITATION PURSUANT TO ANY SWAP, HEDGE, PLEDGE OR OTHER ARRANGEMENT THAT TRANSFERS TO ANOTHER, IN WHOLE OR IN PART, ANY OF THE ECONOMIC CONSEQUENCES OF OWNERSHIP OF THIS NOTE OR THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE, EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION UNDER SUCH LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THIS NOTE AND ANY SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS.

CHINOOK THERAPEUTICS U.S., INC.

CONVERTIBLE PROMISSORY NOTE

Note No.: _______
$ [●]	Made as of [●], 2020

Subject to the terms and conditions of this Note, for value received, Chinook Therapeutics U.S., Inc., a Delaware corporation (the “Company”), with chief executive offices at 1600 Fairview Avenue East, Suite 100, Seattle, WA 98102, hereby promises to pay to [____________] or registered assigns (“Holder”), the principal sum of [___________] Dollars ($[_______]), or such lesser amount as shall then equal the outstanding principal amount hereunder, together with interest accrued on the unpaid principal amount at the Applicable Rate (as defined below). Interest shall begin to accrue on the date of this Note and shall continue to accrue on the outstanding principal until the entire Balance is converted, as provided in Section 2, and shall be computed based on the actual number of days elapsed and on a year of 365 days.

This Note has been issued pursuant to that certain Note Purchase Agreement, dated as of June 1, 2020 (the “Purchase Agreement”), by and among the Company, the original holder of this Note and certain other investors and is subject to the provisions of the Purchase Agreement. This Note is one of several similar convertible promissory notes that has been issued in connection with that certain Agreement and Plan of Merger dated on or about June 1, 2020 (the “Merger Agreement”) by and among Aduro Biotech, Inc., a Delaware corporation (“Parent”), Aspire Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the Company pursuant to which the Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (such transaction, the “Merger”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. The following is a statement of the rights of Holder and the terms and conditions to which this Note is subject, and to which the Holder hereof, by the acceptance of this Note, agrees.

1. DEFINITION. The following definitions shall apply for purposes of this Note.

“Actual Conversion Amount” means all (or if permitted by the terms of this Note, that lesser portion) of the Balance actually converted into Conversion Stock pursuant to Section 2.1 or Section 2.2, as applicable, on an Actual Conversion Date, including, if accrued interest and expenses convert pursuant to the terms of this Note, interest and expenses accrued through such Actual Conversion Date and actually converted into Conversion Stock.

“Actual Conversion Date” means a date on which all (or if permitted by this Note, a lesser portion) of the Balance of this Note is converted pursuant to Section 2.1 or Section 2.2, as applicable.

“Affiliate” has the meaning ascribed to it in Rule 144 promulgated under the Securities Act.

“Applicable Rate” means a rate equal to the short-term applicable federal rate published by the IRS in the month in which this Note is issued.

“Balance” means, at the applicable time, the sum of all then outstanding principal of this Note, all then accrued but unpaid interest and all other amounts (including fees and expenses) then accrued but unpaid under this Note.

“Business Day” means a weekday on which banks are open for general banking business in San Francisco, California.

“Company” shall include, in addition to the Company identified in the opening paragraph of this Note, any corporation or other entity which succeeds to the Company’s obligations under this Note, whether by permitted assignment, by merger or consolidation, operation of law or otherwise.

“Conversion Date” means the date of the Merger Closing or a subsequent date prior to the Maturity Date, as mutually agreed by the Company, the Requisite Holders and, prior to the termination of the Merger Agreement, Parent.

“Conversion Price” means (a) if the Conversion Stock is Next Financing Stock, an amount equal to the Next Financing Price or (b) in a case of conversion upon the Conversion Date under Section 2.2 or at the Maturity Date, an amount equal to the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq (or such other Nasdaq market on which the Parent Common Stock then trades) for the VWAP Period. The Conversion Price is subject to adjustment as provided herein.

“Conversion Stock” means (a) if the Balance is converted pursuant to the terms of Section 2.1, equity securities of Parent that are sold in the Next Financing (“Next Financing Stock”) and (b) if the Balance is converted pursuant to Section 2.2, Parent Common Stock. The number and character of shares of Conversion Stock are subject to adjustment as provided in this Note and the term “Conversion Stock” shall include the stock and other securities and property that are, on an Actual Conversion Date, receivable or issuable upon such conversion of this Note in accordance with its terms.

“Financing Document” means each of this Note, the Notes, the Purchase Agreement, and any document entered into, executed or delivered under or in connection with, or for the purpose of amending, any of such documents.

“Lost Note Documentation” means documentation satisfactory to the Company or Parent, as applicable, and, with regard to a lost or stolen Note, including, if required by the Company or Parent, as applicable, an affidavit of lost note and an indemnification agreement by Holder in favor of the Company or Parent, as applicable, with respect to such lost or stolen Note.

“Majority Holders” has the meaning set forth for such term in Section 6.8 of the Purchase Agreement.

“Maturity Date” means the date that is thirty (30) days following the Merger Closing.

“Merger Closing” means the closing of the Merger.

“Next Financing” means the next sale of equity securities of Parent for capital raising purposes in a single transaction or in a series of related transactions in each case occurring after the Merger Closing on or before the Maturity Date, for an aggregate gross purchase price paid to Parent of no less than $15,000,000.00 (excluding the principal amount of and accrued interest or any other amounts owing to all Notes converted into Conversion Stock in such sale).

“Next Financing Closing” means the initial closing of the Next Financing.

“Next Financing Price” means the lowest per-share selling price of Conversion Stock sold for new cash investment in the Next Financing.

“Note” means this Convertible Promissory Note.

“Notes” means a series of convertible promissory notes aggregating up to $25,000,000.00 in original principal amount issued under the Purchase Agreement, of which this Note is one, each such note containing substantially identical terms and conditions as this Note.

“Person” means an individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, joint venture or other entity or any governmental authority.

“Securities Act” means the Securities Act of 1933, as amended.

“VWAP Period” means the five (5) trading days ending the trading day immediately prior to the Conversion Date.

2. CONVERSION.

2.1 Conversion in Next Financing. At the Next Financing Closing, the entire Balance then outstanding shall automatically be cancelled and converted into that number of shares of Conversion Stock obtained by dividing (a) the entire Balance by (b) the Conversion Price then in effect. Such conversion shall be deemed to occur under this Section 2.1 concurrently with the Next Financing Closing, without regard to whether Holder has then delivered to the Company or Parent, as applicable, this Note (or the Lost Note Documentation where applicable). At the Next Financing Closing, Holder shall deliver to the Company or Parent, as applicable, any documentation reasonably required by the Company or Parent, as applicable and, prior to termination of the Merger Agreement, shall deliver to Parent any documentation reasonably required by Parent, including without limitation all financing documents executed by the investors in connection with such Next Financing Closing.

2.2 Conversion at the Conversion Date or Maturity Date. If the entire Balance of this Note has not converted in a Next Financing, on the Conversion Date or Maturity Date, as applicable, the entire Balance under this Note shall convert into shares of Conversion Stock obtained by dividing (a) the entire Balance by (b) the Conversion Price effective at the Conversion Date or Maturity Date, as applicable. Such conversion shall have been deemed to have occurred (i) immediately after the effectiveness of the Merger Closing, if the Conversion Date is the date of the Merger Closing, (ii) at the close of business on the date immediately preceding the Conversion Date or (iii) at the Maturity Date. At the Conversion Date or Maturity Date, as applicable, Holder shall deliver to the Company or Parent, as applicable, any documentation reasonably required by the Company or Parent, as applicable and, prior to termination of the Merger Agreement, shall deliver to Parent any documentation reasonably required by Parent, in connection with the conversion of this Note. The Company or Parent, as applicable, agrees to provide the Holder with at least five (5) days advance notice of the Conversion Date or Maturity Date, as applicable.

2.3 Termination of Rights. Except for the right to obtain certificates representing the Conversion Stock under Section 3, all rights with respect to this Note shall terminate upon the effective conversion of the entire Balance of the Note as provided in Section 2.1 or Section 2.2, whichever is applicable. Notwithstanding the foregoing, Holder agrees to surrender this Note to the Company or Parent, as applicable (or Lost Note

Documentation where applicable) as soon as practicable after conversion. In any event, Holder shall not be entitled to receive any stock certificates representing the shares of Conversion Stock issuable upon conversion of this Note unless and until Holder has surrendered the original of this Note (or Lost Note Documentation where applicable).

2.4 SEC and Exchange Requirements. Any conversion of this Note into Parent Common Stock or other securities of Parent shall be contingent upon and subject in all respects to compliance with the rules and regulations promulgated by the SEC and Nasdaq listing rules and requirements.

3. CERTIFICATES; NO FRACTIONAL SHARES. Subject to Section 2.3, as soon as practicable after conversion of this Note pursuant to Section 2.1 or Section 2.2, as applicable, the Company at its expense will cause to be issued in the name of Holder and to be delivered to Holder, a certificate or certificates for the number of shares of Conversion Stock to which Holder shall be entitled upon such conversion (bearing such legends as may be required by applicable state and federal securities laws in the opinion of legal counsel of the Company, by the Company’s Certificate of Incorporation and Bylaws and by any agreement between the Company and Holder), together with any other securities and property to which Holder is entitled upon such conversion under the terms of this Note. No fractional shares shall be issued upon conversion of this Note. If upon any conversion of this Note (and after aggregating the amounts of all other Notes held by the same Holder which are converted at the same time as this Note), a fraction of a share would otherwise be issued, then in lieu of such fractional share, the Company shall pay to Holder an amount in cash equal to such fraction of a share multiplied by the applicable Conversion Price.

4. ADJUSTMENT PROVISIONS. So long as any of the Balance of this Note remains outstanding and the conversion right under Section 2 has not terminated, the number and character of shares of Conversion Stock issuable upon conversion of this Note upon an Actual Conversion Date and, to the extent set forth in this Section 4, the Conversion Price therefor, are each subject to adjustment upon each occurrence of an adjustment event described in Sections 4.1 through 4.4 occurring between the date this Note is issued and such Actual Conversion Date:

4.1 Adjustment for Stock Splits and Stock Dividends. The Conversion Price and the number of shares of Conversion Stock shall each be proportionally adjusted as appropriate to reflect any stock dividend, stock split, reverse stock split or other similar event affecting the number of outstanding shares of Conversion Stock without the payment of consideration to Parent therefor at any time during the VWAP Period.

4.2 Adjustment for Other Dividends and Distributions. If Parent shall, after the Merger Closing and before the Actual Conversion Date, make or issue, or shall fix a record date for the determination of eligible holders of its capital stock entitled to receive, a dividend or other distribution payable with respect to the Conversion Stock that is payable in securities of the Company (other than issuances with respect to which adjustment is made under Sections 4.1 or 4.3), or in assets (other than cash dividends) (each, a “Dividend Event”), and such dividend or other distribution is actually made, then, and in each such case, Holder, upon conversion of an Actual Conversion Amount at any time after such Dividend Event, shall receive, in addition to the Conversion Stock issuable upon such conversion of the Note, the securities or other assets that would have been issuable to Holder had Holder, immediately prior to such Dividend Event, converted such Actual Conversion Amount into Conversion Stock. For the avoidance of doubt, in no event shall the contingent value rights that may be issued to Parent securityholders in connection with the Merger be considered a dividend or distribution for purposes of this Section 4.2.

4.3 Adjustment for Consolidation or Merger. If, after the Merger Closing and before the Actual Conversion Date, Parent shall consolidate with or merge into one or more other corporations or other entities, other than in connection with the Merger, and pursuant to such consolidation or merger stock, other securities or other property is issued or paid to holders of Conversion Stock (each, a “Reorganization Event”), then, and in each such case, Holder, upon conversion of an Actual Conversion Amount after the consummation of such Reorganization Event, shall be entitled to receive (in lieu of the stock or other securities and property that Holder would have been entitled to receive under the terms of this Note upon such conversion but for such

Reorganization Event), the stock or other securities or property that Holder would have been entitled to receive upon the consummation of such Reorganization Event if, immediately prior to such Reorganization Event, Holder had converted such Actual Conversion Amount into Conversion Stock, all subject to further adjustment as provided in this Note, and the successor corporation or other successor entity in such Reorganization Event shall duly execute and deliver to Holder a supplement to this Note acknowledging such corporation’s or other entity’s obligations under this Note; and in each such case, the terms of the Note shall be applicable to the shares of stock or other securities or property receivable upon the conversion of this Note after the consummation of such Reorganization Event.

4.4 Reserved.

4.5 Notice of Adjustments. The Company shall promptly give written notice of each adjustment of the Conversion Price or the number or type of shares of Conversion Stock or other securities or property issuable upon conversion of this Note that is required under this Section 4. The notice shall describe the adjustment or readjustment and show in reasonable detail the facts on which the adjustment or readjustment is based.

4.6 No Change Necessary. The form of this Note may, but need not, be changed because of any adjustment in the Conversion Price or in the number or type of shares of Conversion Stock issuable upon its conversion.

4.7 Reserved.

5. PROVISIONS RELATING TO STOCKHOLDERS RIGHTS.

5.1 Rights as Investor. Upon conversion of the Balance in connection with the Next Financing, Holder shall be entitled to the rights and be subject to all other obligations of the investors in the Conversion Stock issued in the Next Financing.

5.2 No Voting or Other Rights. This Note does not entitle Holder to any voting rights or other rights as a stockholder of the Company or Parent, as applicable, unless and until (and only to the extent that) this Note is actually converted into shares of the Company’s capital stock or Parent’s capital stock in accordance with its terms. In the absence of conversion of this Note into Conversion Stock, no provisions of this Note and no enumeration herein of the rights or privileges of Holder, shall cause Holder to be a stockholder of the Company or Parent for any purpose. For the avoidance of doubt, this Note does not entitle Holder to any contingent value rights that may be issued to Parent securityholders in connection with the Merger, regardless of whether the Note is converted into Parent securities.

6. REPRESENTATIONS AND WARRANTIES OF HOLDER.

In order to induce the Company to enter into the Financing Documents and issue this Note to the original Holder, the original Holder has made representations and warranties to the Company and Parent as set forth in the Purchase Agreement.

7. GENERAL PROVISIONS.

7.1 Waivers. The Company and all endorsers of this Note hereby waive notice, presentment, protest and notice of dishonor.

7.2 Attorneys’ Fees. In the event any party is required to engage the services of an attorney for the purpose of enforcing this Note, or any provision thereof, the prevailing party shall be entitled to recover its reasonable expenses and costs in enforcing this Note, including attorneys’ fees.

7.3 Transfer. Neither this Note nor any rights hereunder may be assigned, conveyed or transferred, directly or indirectly, in whole or in part, including without limitation pursuant to any swap, hedge, pledge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of this Note or the Conversion Stock, whether any such transaction is to be settled by delivery of Parent Common

Stock or other Parent securities, in cash or otherwise, without the Company’s prior written consent, which the Company may withhold in its sole discretion; provided, however, that this Note may be assigned, conveyed or transferred without the prior written consent of the Company to any Affiliate of Holder who: (a) executes and delivers an acknowledgement that such transferee agrees to be subject to, and bound by, all the terms and conditions of this Note, (b) makes the representations and warranties to the Company and Parent that are set forth in Section 4 of the Purchase Agreement, and (c) (if requested by the Company) delivers to the Company an opinion of legal counsel, reasonably satisfactory to the Company, that such transfer complies with state and federal securities. Subject to the foregoing, the rights and obligations of the Company and Holder under this Note and the other Financing Documents shall be binding upon and benefit their respective permitted successors, assigns, heirs, administrators and transferees.

7.4 Governing Law. This Note shall be governed by and construed under the internal laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within the State of Delaware, without reference to principles of conflict of laws or choice of laws.

7.5 Counterparts; Facsimile. This Note may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.6 Headings. The headings and captions used in this Note are used only for convenience and are not to be considered in construing or interpreting this Note. All references in this Note to sections and exhibits shall, unless otherwise provided, refer to sections hereof and exhibits attached hereto, all of which exhibits are incorporated herein by this reference.

7.7 Notices. Unless otherwise provided herein, any notice required or permitted under this Note shall be given in writing and shall be deemed effectively given (a) at the time of personal delivery, if delivery is in person; (b) one (1) Business Day after deposit with an express overnight courier for United States deliveries, or three (3) Business Days after deposit with an international express overnight air courier for deliveries outside of the United States, in each case with proof of delivery from the courier requested; or (c) four (4) Business Days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries, when addressed to the party to be notified at the address indicated for such party in Section 6.6 of the Purchase Agreement, or at such other address as any party hereto may designate for itself to receive notices by giving ten (10) days’ advance written notice to all other parties in accordance with the provisions of this Section.

7.8 Amendments and Waivers. This Note and all other Notes issued under the Purchase Agreement may be amended and provisions may be waived by the Note holders, the Company, and, prior to the termination of the Merger Agreement, Parent as provided in Section 6.8 of the Purchase Agreement. Any amendment or waiver effected in accordance with Section 6.8 of the Purchase Agreement shall be binding upon each holder of any Notes at the time outstanding, each future holder of the Notes and the Company.

7.9 Third-Party Beneficiary. Parent is an intended third-party beneficiary of this Note, and shall be entitled to enforce any provisions hereof as if it were a party hereto.

7.10 Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Note to the extent they are held to be unenforceable and the remainder of the Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Convertible Promissory Note to be signed in its name as of the date first written above.

THE COMPANY

CHINOOK THERAPEUTICS U.S., INC.

By:
Name:
Title

AGREED AND ACKNOWLEDGED:

HOLDER

[NAME OF HOLDER]

By:
Name:
Title:

[Signature Page to Convertible Promissory Note of Chinook Therapeutics U.S., Inc.]

Annex H

FORM OF LOCK-UP AGREEMENT

June 1, 2020

[    ]

Ladies and Gentlemen:

The undersigned signatory (the “Stockholder”) of this lock-up agreement (this “Agreement”) understands that: (i) Aduro Biotech, Inc., a Delaware corporation (“Parent”) proposes to enter into an Agreement and Plan of Merger and Reorganization (as the same may be amended from time to time, the “Merger Agreement”) with Aspire Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Chinook Therapeutics U.S., Inc., a Delaware corporation (the “Company”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) and (ii) in connection with the Merger, stockholders of the Company will receive shares of Parent Common Stock, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a material inducement to the willingness of each of the Parties to enter into the Merger Agreement and to consummate the Contemplated Transactions, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Stockholder hereby agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the Stockholder will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option, warrant or contract to purchase, purchase any option, warrant or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of or lend, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for, or that represent a right to receive, Parent Common Stock (including without limitation, Parent Common Stock or such other securities of Parent which may be deemed to be beneficially owned by the Stockholder in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise of a stock option or warrant), in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the Stockholder (collectively, the “Stockholder’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Stockholder’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Parent Common Stock or such other securities, in cash or otherwise;

(iii)

make any demand for or exercise any right with respect to the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for Parent Common Stock; or

(iv)	publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Agreement shall not apply to:

(a)	transfers of the Stockholder’s Shares:

(i)	if the Stockholder is a natural person, (A) to any person related to the Stockholder by blood or adoption who is a member of the immediate family of the Stockholder, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the Stockholder or any of the Stockholder’s Family Members, (B) to the Stockholder’s estate, following the death of the Stockholder, by will, intestacy or other operation of law, (C) as a bona fide gift to a charitable organization, (D) by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the Stockholder and/or by any such Family Member(s);

(ii)

if the Stockholder is a corporation, partnership or other business entity, (A) to another corporation, partnership or other business entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the Stockholder, including investment funds or other entities under common control or management with the Stockholder, (B) as a distribution or dividend to equity holders (including, without limitation, general or limited partners and members) of the Stockholder (including upon the liquidation and dissolution of the Stockholder pursuant to a plan of liquidation approved by the Stockholder’s equity holders), (C) as a bona fide gift to a charitable organization or not-for-profit institution, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with the prior written consent of Parent; or

(iii)	if the Stockholder is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall agree in writing to be bound by the terms and conditions of this Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed and either the Stockholder or such transferee provides Parent with a copy of such agreement promptly upon consummation of any such transfer;

(b)	(i)

the exercise of an option (including a net exercise of an option) to purchase shares of Parent Common Stock, (ii) any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options (or the disposition to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement) and (iii) any transfer or sale of shares of Parent Common Stock to Parent or into the market for the purpose of paying taxes (including estimated taxes) due in connection with the vesting of, or issuance of shares under, restricted stock unit awards granted pursuant to the terms of any equity incentive plan; provided that, in the case of any exercise of an option or any transfer or sale of shares to Parent under clauses (i) and (iii) the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Agreement;

(c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Parent Common Stock; provided that such plan does not provide for any transfers of Parent Common Stock during the Restricted Period;

(d) transfers or disposition by the Stockholder of shares of Parent Common Stock purchased by the Stockholder on the open market following the Closing Date; or

(e) transfers or distributions pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent Common Stock involving a change of control of Parent (including entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of shares of Parent Common Stock (or any security convertible into or exercisable for Parent Common Stock), or vote any shares of Parent Common Stock in favor of any such transaction or taking any other action in connection with any such transaction), provided that the restrictions set forth in this Lock-Up Agreement shall continue to apply to the Undersigned’s Shares should such tender offer, merger, consolidation or other transaction not be completed;

and provided, further, that, with respect to each of (a), (b), (c) and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under the Exchange Act (other than

(i) a filing at any time on a Form 5 or (ii) a required filing on a Schedule 13D or Schedule 13G (or Schedule 13D/A or Schedule 13G/A)), or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than in respect of a required filing under Section 16(a) of the Exchange Act in connection with the exercise of an option to purchase Parent Common Stock following such individual’s termination of service relationship (including service as a director) with Parent that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Parent prior to any such filing, or in respect of a required filing under Section 16(a) of the Exchange Act in connection with the settlement of any equity award granted pursuant to the terms of any equity incentive plan). For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

Any attempted transfer in violation of this Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the Stockholder agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the Stockholder’s ownership of Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Stockholder hereby represents and warrants that the Stockholder has full power and authority to enter into this Agreement. All authority herein conferred or agreed to be conferred and any obligations of the Stockholder shall be binding upon the successors, assigns, heirs or personal representatives of the Stockholder.

This Agreement shall terminate automatically and the Stockholder shall automatically be released from all restrictions and obligations under this Agreement upon the earlier of the (i) the expiration of the Restricted Period and (ii) if the Merger Agreement is terminated for any reason, upon the date of such termination. The Stockholder understands that each of Parent and the Company is proceeding with the Contemplated Transactions in reliance upon this Agreement.

In the event that any holder of Parent Common Stock or securities convertible into or exercisable or exchangeable for Parent Common Stock (including, without limitation, Parent Common Stock to be issued to such holder in connection with the Merger) that is subject to a substantially similar letter agreement entered into by such holder, other than Parent or the Stockholder, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock or securities convertible into or exercisable or exchangeable for Parent Common Stock (including, without limitation, Parent Common Stock to be issued to such holder in connection with the Merger) for value other than as permitted by this Lock-Up Agreement or a substantially similar letter agreement entered into by such holder, the same percentage of shares of Parent Common Stock or securities convertible into or exercisable or exchangeable for Parent Common Stock (including, without limitation, Parent Common Stock to be issued to such holder in connection with the Merger) held by the Stockholder shall be immediately and fully released on the same terms from any remaining restrictions set forth herein; provided, however, that such release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders’ shares of Parent Common Stock in an aggregate amount in excess of 1% of the aggregate number of shares of Parent Common Stock originally subject to this Agreement and substantially similar agreements. Upon the release of any of the Stockholder’s Shares from this letter agreement, Parent will cooperate with the Stockholder to facilitate the timely preparation and delivery of certificates representing the Stockholder’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

Any and all remedies herein expressly conferred upon Parent and the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The Stockholder agrees that irreparable damage would occur to Parent and the Company in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall each be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at law or in equity, and the Stockholder waives any bond, surety or other security that might be required of Parent or the Company with respect thereto.

This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

This Agreement, and any certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of Parent, the Company and the Stockholder in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among Parent, the Company and the Stockholder, written or oral, to the extent they relate in any way to the subject matter hereof. The delivery of a fully executed Agreement by the Stockholder by facsimile or electronic transmission in .pdf format shall be sufficient to bind the Stockholder to the terms and conditions of this Agreement. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto, and (b) this Agreement is executed by all parties hereto.

(Signature Pages Follow)

Very truly yours,

STOCKHOLDER

(Print Name of Stockholder)

(Signature)

(Name and Title of Signatory, if Signing on Behalf of an Entity)

[Signature Page to Lock-up Agreement]

Accepted and Agreed by:

ADURO BIOTECH, INC.

By
Name:
Title:

[Signature Page to Lock-up Agreement]

Annex I

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ADURO BIOTECH, INC.

Aduro Biotech, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), hereby certifies as follows:

A.        The name of this company is Aduro Biotech, Inc., and the original certificate of incorporation of the company was filed with the Secretary of State of the State of Delaware on May 5, 2011.

B.        The amendment to the Amended and Restated Certificate of Incorporation of the Company herein certified was duly adopted by the Company’s Board of Directors in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

C.        Article IV.A of the Amended and Restated Certificate of Incorporation of the Company is hereby amended and restated in its entirety as follows:

“This Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 310,000,000 shares. 300,000,000 shares shall be Common Stock, each having a par value of one-hundredth of one cent ($0.0001). 10,000,000 shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($0.0001). Effective upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware, a one-for-[ 🌑 ] reverse stock split of the Company’s Common Stock (as defined below) shall become effective, pursuant to which each [ 🌑 ] shares of Common Stock outstanding and held of record by each stockholder of the Company (including treasury shares) immediately prior to the filing of this Certificate of Amendment shall be reclassified and reconstituted into one validly issued, fully-paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the filing of this Certificate of Amendment (such reclassification and reconstitution of shares, the “Reverse Stock Split”). The par value of the Common Stock and the Preferred Stock (as defined below) following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the filing of this Certificate of Amendment of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the filing of this Certificate of Amendment, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the filing of this Certificate of Amendment, shall be entitled to receive a cash payment equal to the fraction of which such holder would otherwise be entitled multiplied by the closing price of the Common Stock as reported on The Nasdaq Global Market on the date of filing of this Certificate of Amendment.

Each stock certificate that, immediately prior to the filing of this Certificate of Amendment, represented shares of Common Stock that were issued and outstanding immediately prior to the filing of this Certificate of Amendment shall, from and after the filing of this Certificate of Amendment, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the filing of this Certificate of Amendment into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the filing of this Certificate of Amendment); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the filing of this Certificate of Amendment shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the filing of this Certificate of Amendment into which the shares of Common Stock formerly represented by such certificate shall have been reclassified; and provided further, however, that whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (i) the total number of shares of Common Stock that were issued and outstanding immediately prior to the filing of this Certificate of Amendment formerly represented by certificates that the holder is at the time surrendering for a new certificate evidencing and representing the number of whole shares of Common Stock after the filing of this Certificate of Amendment No. 1 and (ii) the aggregate number of shares of Common Stock after the filing of this Certificate of Amendment into which the shares of Common Stock formerly represented by such certificates shall have been reclassified. For the foregoing purposes, all shares of Common Stock held by a holder shall be aggregated (thus resulting in no more than one fractional share per holder).”

D.        The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

*****

IN WITNESS WHEREOF, Aduro Biotech, Inc. has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on this      day of                         , 2020.

ADURO BIOTECH, INC.

By:
Name: Stephen T. Isaacs
Title: Chairman and Chief Executive Officer

Annex J

Section 262 of the Delaware General Corporation Law

§262 Appraisal rights.

(a)        Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)        Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)        Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)        Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.        Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.        Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.        Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.        Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)        In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)        In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)        Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)        Appraisal rights shall be perfected as follows:

(1)        If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)        If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)        Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)        Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)        At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)        After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)        The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)        The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)        From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)        The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROXY

STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Aduro’s certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Aduro’s certificate of incorporation and bylaws provide that Aduro shall indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by the DGCL. However, the DGCL prohibits Aduro from limiting the liability of directors for (i) any breach of a director’s duty of loyalty to Aduro or to Aduro’s stockholders,(ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, unlawful payment of dividends or unlawful stock repurchases or redemptions, and (iv) any transaction from which a director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of Aduro’s directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Aduro’s certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of nonmonetary relief, remain available under Delaware law. It also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under Aduro’s bylaws, Aduro will also be empowered to enter into indemnification agreements with its directors, officers, employees and other agents and to purchase insurance on behalf of any person whom Aduro is required or permitted to indemnify.

Aduro entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. Aduro believes that these certificate of incorporation and bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors, officers and employees.

Aduro has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Aduro against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The limitation of liability and indemnification provisions in Aduro’s certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit Aduro and its stockholders. A stockholder’s investment may be harmed to the extent Aduro pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, the Securities Act, may be permitted to Aduro’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Aduro has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of Aduro’s directors or officers as to which indemnification is being sought, nor is Aduro aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer

Under the Merger Agreement, from the closing of the merger through the sixth anniversary of the closing, Aduro and the surviving corporation agree that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of, each present and former director or officer, of Aduro or Chinook provided for in the respective organizational documents of Aduro and Chinook in effect as of June 1, 2020, the date of the Merger Agreement, shall continue to be honored and in full force and effect.

Under the Merger Agreement, the certificate of incorporation and Aduro bylaws and the surviving corporation in the merger, will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Aduro than are presently set forth in the certificate of incorporation and Aduro bylaws, which provisions shall not be amended, modified or repealed for a period of six years’ time from the closing of the merger in a manner that would materially and adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of Aduro.

The Merger Agreement also provides that Aduro shall purchase an insurance policy in effect for six years from the closing, providing at least the same coverage as the current directors’ and officers’ liability insurance policies maintained by Aduro and containing terms and conditions that are not materially less favorable to current and former officers and directors of Aduro.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act to any purchaser, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15 (d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (a)(5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into this proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit Number	Exhibit Description	Incorporated by Reference (if applicable)
		Form	File No.	Exhibit	Filing Date

2.1	Agreement and Plan of Merger and Reorganization, dated June 1, 2020, by and among Aduro Biotech, Inc., Aspire Merger Sub, Inc., and Chinook Therapeutics U.S., Inc.	8-K	001-37345	2.1	June 2, 2020

2.2	Form of Contingent Value Rights Agreement, by and between Aduro Biotech, Inc. and Computershare Trust Company, N.A., as Rights Agent	8-K	001-37345	10.6	June 2,2020

2.3	Form of Support Agreement by and between Aduro Biotech, Inc. and certain stockholders of Chinook Therapeutics U.S., Inc.	8-K	001-37345	10.3	June 2, 2020

2.4	Form of Support Agreement by and between Chinook Therapeutics U.S., Inc. and certain stockholders of Aduro Biotech, Inc.	8-K	001-37345	10.4	June 2, 2020

2.5	Form of Lock-Up Agreement	8-K	001-37345	10.5	June 2, 2020

2.6	Note Purchase Agreement, dated as of June 1, 2020, by and among Chinook Therapeutics U.S., Inc. and certain investors named therein	8-K	001-37345	10.1	June 2, 2020

2.7	Form of Convertible Promissory Note	8-K	001-37345	10.2	June 2, 2020

3.1	Restated Certificate of Incorporation of Aduro Biotech, Inc.	8-K	001-37345	3.1	04/20/2015

3.2	Amended and Restated Bylaws of Aduro Biotech, Inc.	S-1/A	333-202667	4.1	04/06/2015

3.3	Amendment to Amended and Restated Bylaws, dated July 16, 2020.	8-K	001-37345	3.1	07/17/2020

4.1	Form of common stock certificate.	S-1/A	333-202667	4.1	04/06/2015

4.2	Amended and Restated Investor Rights Agreement, dated December 19, 2014, by and among Aduro Biotech, Inc. and the stockholders named therein.	S-1	333-202667	4.2	03/11/2015

4.3**	Amended and Restated Investors’ Rights Agreement, dated July 3, 2019, by and among Chinook Therapeutics U.S., Inc. and certain of its stockholders.

5.1**	Opinion of Latham & Watkins as to the validity of the shares of common stock of Aduro Biotech, Inc. being issued in the merger

10.1*†^	License Agreement, dated December 16, 2019, by and between Chinook Therapeutics U.S., Inc. and AbbVie Ireland Unlimited Company

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of PricewaterhouseCoopers LLP

23.3**	Consent of Latham & Watkins (included in the opinion filed as Exhibit 5.1 and incorporated by reference)

24.1*	Power of Attorney (included in the signature page hereto)

Exhibit Number	Exhibit Description	Incorporated by Reference (if applicable)
		Form	File No.	Exhibit	Filing Date

99.1*	Form of Preliminary Proxy Card of Aduro Biotech, Inc.

99.2**	Consent of Eric Dobmeier to be named as director

99.3**	Consent of Jerel Davis to be named as director

99.4**	Consent of Srinivas Akkaraju to be named as director

*	Filed herewith
**	To be filed by amendment
†	Registrant has omitted portions of the exhibit as permitted under Item 601(b)(10) of Regulation S-K.
^

Registrant has omitted schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of the omitted schedules and exhibits to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Berkeley, State of California, on the 21 day of July, 2020.

Aduro Biotech, Inc.

By:	/s/ Stephen T. Isaacs
Name:	Stephen T. Isaacs
Title:	Chairman of the Board of Directors, President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William M. Greenman William M. Greenman	Director

/s/ Ross Haghighat Ross Haghighat	Director

/s/ Stephen T. Isaacs Stephen T. Isaacs	Chairman of the Board of Directors, President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ William G. Kachioff William G. Kachioff	Interim Chief Financial Officer (Interim Principal Financial and Accounting Officer)

Frank Karbe	Director

/s/ David H. Mack, Ph.D. David H. Mack, Ph.D.	Director

/s/ Stephanie Monaghan O’Brien Stephanie Monaghan O’Brien	Director

/s/ Stephen A. Sherwin, M.D. Stephen A. Sherwin, M.D.	Director